08003984

7/24

## 82- SUBMISSIONS FACING SHEET

PROCESSED
JUL 28 2008 A
THOMSON REUTERS

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME United Utilities Group PLC

*CURRENT ADDRESS Haweswater House, Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington WA5 3LP
England

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35217 FISCAL YEAR 3/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☒ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: MAC

DAT : 24 July 2008

082-35217



United Utilities Group Plc
12g3-2(b) Application Documents

6. The audited consolidated accounts of United Utilities for the three years ended March 31, 2005, 2006 and 2007

AR/S
3-31-07

United Utilities

Annual Report & Accounts and Form 20-F 2005

# Annual Report 05

## Introduction

In this report, references to 'company' or 'United Utilities' are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to 'group' are to United Utilities PLC together with its consolidated subsidiaries. References to 'United Utilities Electricity' are to United Utilities Electricity PLC, to 'Your Communications' are to Your Communications Group Limited and subsidiaries, to 'Eurocall' are to Eurocall Holdings Limited and subsidiaries, to 'United Utilities Contract Solutions' are to United Utilities Contract Solutions Holdings Limited and subsidiaries, to 'United Utilities Industrial' are to United Utilities Industrial Limited and subsidiaries, to 'United Utilities Networks' are to United Utilities Networks Limited and, up until 31 March 2003, the metering and connections activities of United Utilities Water and United Utilities Electricity, to 'United Utilities Customer Sales' are to United Utilities Customer Sales Limited and the customer relationship activities of United Utilities Water, to 'United Utilities North West' are to United Utilities North West PLC and to the asset management activities of the wastewater, water and electricity network assets owned by United Utilities Water and United Utilities Electricity, to 'United Utilities Water' are to United Utilities Water PLC, and to 'Vertex' are to Vertex Data Science Limited which are all wholly owned subsidiaries of the company.

References are also made to specific terms which bear the following meanings:

| | |
|---|---|
| – 'Megawatt' (MW) | – a megawatt is a unit of power equal to one million watts. |
| – 'Gigawatt' (GW) | – a gigawatt is a unit of power equal to one billion (one thousand million) watts. |
| – 'Gigawatt-hour' (GWh) | – one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1GW. |
| – 'Kilowatt' (kW) | – a kilowatt is a unit of power equal to one thousand watts. |
| – 'Kilovolt' (kV) | – a kilovolt is a unit of electrical potential equal to 1000 volts. |
| – 'Megalitre' (Ml) | – one megalitre equals one million litres. |
| – 'Microgram' (ug) | – a microgram is one millionth of a gram. |

The company's registered office is located at Dawson House, Great Sankey, Warrington, WA5 3LW, England and its telephone number is +44 (0)1925 237000. The web site address is www.unitedutilities.com.

The company's financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to 'financial year' or to a particular year (e.g. 2004/05) are to the 12 months ended on 31 March of that year. Unless otherwise indicated, the financial information contained in this report has been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). Note 37 to the consolidated financial statements (pages 85 to 92) contains reconciliations from UK GAAP of net income, shareholders' equity and the company's financial position to accounting principles generally accepted in the United States of America (US GAAP). Unless otherwise indicated, a reference in this report to 'consolidated financial statements' is to the audited consolidated financial statements of the company (together with accompanying notes) prepared at the end of each financial year. Unless otherwise indicated, financial information for the group included in this report is presented on a consolidated basis and references to 'turnover' (revenue) with respect to a business segment are to the gross turnover of such a segment (i.e. including share of joint ventures).

This is the report and accounts and Form 20-F of United Utilities PLC for the financial year ended 31 March 2005. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and a reconciliation to US generally accepted accounting principles. This document also incorporates the annual report on Form 20-F as required by the US Securities and Exchange Commission (the 'SEC'), however the document filed with the SEC may be supplemented with further information or amended if necessary.

# Financial highlights

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Turnover(1) | **£2,368.2m** | £2,115.5m | £1,920.5m |
| Total operating profit (before goodwill and exceptional items)(2) | **£691.8m** | £597.1m | £561.7m |
| Total operating profit | **£645.9m** | £583.7m | £524.9m |
| Profit before tax (before goodwill and exceptional items)(3) | **£407.7m** | £349.0m | £330.3m |
| Profit before tax | **£370.4m** | £337.5m | £327.5m |
| Basic earnings per share(4) | **46.8p** | 54.5p | 45.8p |
| Adjusted basic earnings per share(5) | **61.4p** | 54.2p | 55.5p |
| Dividend per ordinary share | **45.42p** | 44.31p | 47.6p |
| Dividend per A share | **22.71p** | 22.155p | N/A |
| Re-presented dividend per ordinary share(6) | **45.42p** | 44.31p | 43.18p |
| Net debt | **£4,141.1m** | £3,438.4m | £3,373.9m |
| Equity shareholders' funds | **£3,117.4m** | £3,083.3m | £2,533.6m |
| Gearing(7) | **57%** | 53% | 57% |
| Interest cover(8) | **2.4** | 2.4 | 2.4 |
| Dividend cover(9) | **1.1** | 1.2 | 1.0 |

**Notes:**

(1) Turnover includes the group's share of joint ventures' turnover.

(2) Total operating profit (before goodwill and exceptional items) as shown on the face of the consolidated profit and loss account is reconciled to total operating profit on page 15.

(3) Profit before tax (before goodwill and exceptional items) as shown on the face of the consolidated profit and loss account is reconciled to profit before tax on page 15.

(4) Basic earnings per share has been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue.

(5) Adjusted basic earnings per share excludes deferred taxation, exceptional items and goodwill amortisation and has been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005.

(6) Dividend per ordinary share for the year ended 31 March 2003 has been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue.

(7) Gearing is measured as net debt divided by total capital employed. Total capital employed is equity shareholders' funds plus net debt.

(8) Interest cover is the number of times the interest charge is covered by total operating profit before goodwill amortisation and exceptional items.

(9) Dividend cover is calculated by dividing profit for the year before goodwill amortisation and exceptional items by the dividend charge.

This page has been excluded from our Form 20-F filing with the Securities and Exchange Commission.

## Chairman's review

# "Strong results, which demonstrate the success of the group's strategy..."



### Performance
I am pleased to report another strong set of results. Turnover (including share of joint ventures) rose 11.9 per cent to £2,368.2 million, reflecting growth across all businesses. Total operating profit increased 10.7 per cent to £645.9 million compared with last year. This increase reflects improved operating profits** in licensed multi-utility operations, infrastructure management and business process outsourcing, and reduced operating losses** in telecommunications.

### Dividend
These results further demonstrate the success of our strategy, to improve the efficiency of our regulated businesses and to achieve growth in our support services businesses. In line with our target to maintain dividends in real terms, the board is proposing to increase the final dividend by 2.5 per cent. Subject to shareholders' approval at the annual general meeting, the final dividend for the year ended 31 March 2005 of 30.63 pence per ordinary share and 15.315 pence per A share will be paid on 26 August 2005 to shareholders on the register at the close of business on 10 June 2005.

### People
We were pleased to welcome David Jones and Nick Salmon to the board as non-executive directors earlier this year. Much of David's career has been spent in the utility sector, latterly as chief executive of National Grid. Nick is currently chief executive of Cookson Group plc and has considerable experience of the energy infrastructure sector. With their respective backgrounds, I have no doubt that both will add to the quality of board debate.

In addition, it was particularly pleasing to welcome Tom Drury as an executive director. Tom has led Vertex to become one of the leading business process outsourcing companies in the UK and, before that, he held other senior management positions in the group.

Finally, I wish to place on record the board's sincere thanks to John Seed who will retire at the next annual general meeting, having completed three three-year terms of office. In particular, John has ably chaired the remuneration committee for many years and his experience and sound judgement will be greatly missed by his board colleagues.

### Looking forward
Looking to the future, and following the conclusion of our regulatory reviews, the board has set a target of maintaining dividends in real terms over the next five years. This target is dependent upon the group's regulated business at least meeting its cost savings targets, and its non-regulated businesses continuing to perform at least in line with current levels.

On behalf of the board, I want to acknowledge and thank all our staff for their commitment and hard work in achieving these results.

**Sir Richard Evans**
Chairman

** Operating profit/loss is defined as total operating profit before goodwill amortisation and exceptional items for a segment as shown in the segmental analysis by class of business in note 2 of the consolidated financial statements.

## Progress in our support services businesses has been excellent...



**Business performance**

This set of results is a further milestone in the implementation of our strategy, which we put in place over five years ago. Progress in our support services businesses has been excellent. We have now established United Utilities Contract Solutions as the UK's leading utility infrastructure outsourcing business, and Vertex as the third largest business process outsourcing company in the country.

In addition to good profit growth in our licensed multi-utility operations business, we accepted the final price determinations for both our water and electricity businesses in December. Although the efficiency targets set are demanding, the final proposals allow almost £350 million more revenue than the initial draft determinations, reflecting welcome movement on the part of the regulators in response to our representations. Having made preparations in advance of receiving these proposals, we have plans in place which we believe meet the challenges set for us.

The second stage of our rights issue, which is due later this month, will make an important contribution to the funding of our regulated capital investment programmes over the 2005-10 period. In addition to the £2.9 billion programme that was set out in its final determination, United Utilities Water is expecting to spend approximately another £200 million as a result of carry-over of obligations funded during the previous regulatory period. Furthermore, we estimate that there is potential for up to approximately £500 million of additional investment relating to projects that were not part of our regulatory contract for 2005-10. Including United Utilities Electricity's £640 million investment programme, our regulated businesses could be required to spend over £4 billion on capital investment over the next five years.

Our non-regulated businesses now contribute over 40 per cent of the group's external revenues and for the first time have generated more than £100 million of operating profit** in a single year. During the past 12 months, they have also secured a number of substantial new contracts with an expected total value of around £3.3 billion.

Recent significant deals include a 15-year £1.5 billion contract renewal with Dwr Cymru Welsh Water, and a five-year contract win with Southern Water, which is worth around £750 million to the consortium in which we are a major partner. Including our own operations in the north west of England and our ongoing contract to manage Scottish Water's capital investment programme, United Utilities is involved in the operation or management of assets for four water companies in the United Kingdom, representing around 35 per cent of the industry's asset base. This means we can target significant economies of scale, particularly through the procurement of materials and services and the transfer of best operational practice between the group and its partners.

Having recently signed an eight-year £1.1 billion contract to operate the north of England gas distribution network, the contract successfully commenced on 1 June, with around 1,100 employees transferring from National Grid Transco to United Utilities. The network of around 36,000km provides gas to more than six million people across the region.

During May, Vertex completed the acquisition of Marlborough Stirling, a provider of outsourcing services and technology to clients in the financial services sector, to give Vertex an entry point into this market. We believe that Marlborough Stirling has significant untapped potential that can be unlocked by combining its sector-specific knowledge with Vertex's expertise in business process outsourcing. We have identified immediate opportunities to deliver efficiencies of around £6 million per annum, on a full-year basis, from the acquisition, mainly derived from a reduction in central overheads.

Despite difficult market conditions, our telecommunications business, Your Communications, substantially reduced operating losses** in the year and achieved break-even** in the second half of the year. Our strategy for Your Communications remains unchanged. We are continuing to develop the business with a view to its disposal when shareholder value can be maximised.

**Outlook**

With prices in our water and electricity businesses now fixed for the 2005-10 period, and with plans in place which we believe will meet our operating and capital efficiency targets, our regulated businesses benefit from some of the most predictable index-linked income streams over the next five years.

Growth in earnings from our licensed multi-utility operations business is complemented by growth in our non-regulated activities. Having recently secured substantial new long-term contract wins with public and utility sector clients, United Utilities Contract Solutions and Vertex have excellent prospects for the future. Looking forward, public sector outsourcing potential looks promising, offering good further growth prospects for our support services businesses in the medium term.

**John Roberts**
Chief executive

**UNITED UTILITIES PLC**

United Utilities PLC is a public limited company registered in England and Wales. Its multi-utility operations, comprising United Utilities Water PLC and United Utilities Electricity PLC, provide wastewater and water services and electricity distribution services, respectively, to a population of some seven million people in north west England. The group's infrastructure management business, United Utilities Contract Solutions, applies the group's infrastructure management expertise to competitive markets and is now the leading utility outsourcing business in the United Kingdom. Vertex is one of the United Kingdom's largest providers of business process outsourcing, managing, and often transforming, the processes which support a client's business. United Utilities also owns a telecommunications business through its subsidiary Your Communications, which operates in the United Kingdom.

United Utilities' strategy is to:

- out-perform its new regulatory contracts (effective 1 April 2005) pursuant to which the group operates the wastewater, water and electricity distribution networks;
- grow its two support services businesses, United Utilities Contract Solutions and Vertex, by applying its core skills of infrastructure management and business process management in the provision of these services to others. Through the expansion of these support services businesses, both organically and through acquisition, the businesses now operate in overseas markets including central and eastern Europe, the Philippines, United States of America, Canada and Australia; and
- United Utilities intends to continue to develop Your Communications with a view to its disposal when shareholder value can be maximised.

United Utilities PLC was incorporated on 1 April 1989 under the Companies Act 1985 along with its subsidiary United Utilities Water PLC. In November 1995, the company acquired United Utilities Electricity PLC (then known as NORWEB plc), the distributor of electricity in north west England, and at that time supplier of electricity and gas in the United Kingdom, to form a multi-utility group. In August 2000, the company sold the electricity and gas supply business, and, as a result, no longer has any significant exposure to the competitive generation and energy supply market.

United Utilities PLC's shares are listed on the London Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. Its registered office is at Dawson House, Great Sankey, Warrington, Cheshire, WA5 3LW, England. The telephone number is +44 (0) 1925 237000.

**Organisational structure**

A list of all principal operating subsidiary undertakings is contained in note 14 to the consolidated financial statements on page 70.

**BUSINESS OVERVIEW**

The group reports its results through four business segments. References to segmental operating profit/loss are defined as the total operating profit before goodwill amortisation and exceptional items* for a segment as shown in note 2 of the consolidated financial statements. Total operating profit before goodwill amortisation and exceptional items* is reconciled to total operating profit in table 4 on page 15.

* See discussion on page 15.

**Table 1: Business overview**

| | Turnover | | Segmental operating profit | | Net operating assets | |
|---|---|---|---|---|---|---|
| Financial year ended 31 March 2005 | £m | per cent of group | £m | per cent of group | £m | per cent of group |
| Licensed multi-utility operations | 1,384.7 | 54.2 | 587.9 | 85.0 | 7,838.4 | 94.3 |

Licensed multi-utility operations comprise the regulated monopoly activities of United Utilities Water (wastewater and water) and United Utilities Electricity (electricity distribution). These companies own the respective infrastructure network assets representing around 94 per cent of the group's net operating assets at 31 March 2005. The businesses are capital intensive and are subject to both economic and environmental regulation. These businesses generate 85 per cent of the group's total operating profit before goodwill amortisation and exceptional items*, of which approximately three quarters is derived from wastewater and water and approximately one quarter from electricity distribution.

| | | | | | | |
|---|---|---|---|---|---|---|
| Infrastructure management | 543.1 | 21.2 | 79.2 | 11.4 | 127.6 | 1.5 |

United Utilities Contract Solutions applies the group's infrastructure management expertise to other competitive markets, by providing a service to clients in managing their infrastructure assets. In addition, it owns the group's interest in non-regulated utility assets. These activities employ only a limited amount of capital, representing 1.5 per cent of the group's net operating assets at 31 March 2005.

| | | | | | | |
|---|---|---|---|---|---|---|
| Business process outsourcing | 396.4 | 15.5 | 26.4 | 3.8 | 155.5 | 1.9 |

Vertex is one of the UK's largest providers of business process outsourcing services. It seeks to exploit United Utilities' business process management skills by providing a service to manage its clients' customers in accordance with its contract. These activities employ only a limited amount of capital, representing 1.9 per cent of the group's net operating assets at 31 March 2005.

| | | | | | | |
|---|---|---|---|---|---|---|
| Telecommunications | 233.6 | 9.1 | (5.1) | (0.7) | 236.8 | 2.8 |

Your Communications is a medium-sized alternative telecommunications provider with a dense network in the north of England, complemented by a lean national network. It provides voice, basic and advanced data communication services to the public sector, and small and medium-sized corporate customers, predominantly in central and northern England. Construction of the network infrastructure is now complete. These activities employ only a limited amount of capital, representing 2.8 per cent of the group's net operating assets at 31 March 2005.

Note: Financial data for the year ended 2005 has been extracted from note 2 of the consolidated financial statements, using the definitions set out therein. Full analysis for the last three years is contained within the note. Percentages are calculated based on the gross totals disclosed in note 2. In the above table, segmental operating profit as a percentage of group operating profit is calculated based on segmental operating profit/loss divided by total operating profit before goodwill amortisation and exceptional items*. Turnover and percentage of group turnover include turnover from joint ventures and are stated before inter-business eliminations.

**LICENSED MULTI-UTILITY OPERATIONS**

United Utilities North West manages the operation of the licensed wastewater and water network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses involve the removal and treatment of wastewater from, and the treatment and distribution of around 2.2 billion litres of water a day to, 3.1 million homes and businesses, and the annual distribution of approximately 25,500 GWh of electricity to 2.2 million consumer premises. These activities are:

- capital intensive – At privatisation in 1989, the wastewater and water infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Capital expenditure relating to wastewater and water in the financial year ended 31 March 2005 was £706.9 million (2004: £864.2 million, 2003: £590.6 million) with 52.5 per cent relating to the wastewater network (including sewage sludge treatment and disposal), 38.3 per cent to the water network, and 9.2 per cent to quality and efficiency. Capital expenditure for the financial year 2005 relating to electricity distribution was £151.8 million (2004: £149.7 million, 2003: £122.3 million), 21.9 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 69.8 per cent was non-load related (for example, replacing assets due to statutory obligations or replacing faulty or ageing equipment) and 8.3 per cent was non-operational (for example, information technology);
- subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater and water and the economic regulation of electricity distribution are described in more detail below; and
- subject to environmental regulations – In the five-year period to 31 March 2005 the group spent £1.56 billion on environmental improvements across north west England. During the financial year ended 31 March 2005, the group made environmental improvements costing £399.9 million, including £194.7 million on improving standards for wastewater and water treatment works and £106.2 million on controlling pollution from storm-water overflows (or unsatisfactory combined sewer outflows referred to by the Environment Agency as Unsatisfactory Intermittent Discharges or 'UIDs'). Key outputs for water included the refurbishment of 815 kilometres of old water mains and the replacement of some 28,016 lead communication pipes. Water meters were also installed in 40,468 domestic properties under the free meter option scheme, whereby customers can have a meter fitted free of charge and are given an opportunity to switch to metered billing. Key outputs from the wastewater capital investment programme included the refurbishment of two kilometres of sewers, replacement of five kilometres of sewers and the addressing of 145 UIDs to achieve environmental improvements. The environmental regulation of wastewater and water and the environmental regulation of electricity distribution are described on pages 7 to 10.

The group cannot increase demand materially for its licensed multi-utility operations within its licensed area and, as detailed below, the group's licensed multi-utility businesses are restricted in their ability to increase prices. The principal strategy for these businesses is to control costs and exploit the advantages of owning and operating three utility networks with a largely common geography.

**Customers, billing and debt collection**

United Utilities North West places great importance on the customer relationship activities involved in supplying water and related products and services to homes and businesses in north west England. It manages the sales, billing, cash collection and debt management activities and systems for 3.1 million domestic and business customers and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities North West's aim is to continually improve the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 restricts the ability of a licensed water utility to terminate services to customers for non-payment, customer relationship management is an important activity.

At present, United Utilities North West supplies around 18 per cent (by volume) of the UK large-user market (customers consuming more than 250 megalitres of water per annum). In the competitive industrial market, its activities include on-site treatment of wastewater and water at customers' premises (together with United Utilities Contract Solutions), and advice on controlling leakage at customers' premises and on the recycling of water. It also has responsibility for managing ongoing relationships with these customers and for growing the customer base.

**Wastewater collection, treatment and disposal operations**

In accordance with its licence, United Utilities Water is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which United Utilities Water must treat. In some cases, separate sewers are provided for wastewater and surface water, so that uncontaminated surface water may be piped directly to a watercourse.

United Utilities Water's wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls. A by-product of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes. Currently, around two thirds of the end product is recycled to agricultural land as a soil conditioner or used in land reclamation, and one third is incinerated or disposed to landfill. However, due to the government designating over 55 per cent of England as nitrate vulnerable zones (that is, zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land), the amount of end product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium term, while the amount of end product that is incinerated is expected to increase.

**Water supply operations, treatment and distribution**

United Utilities Water obtains water from various sources including reservoirs, rivers and aquifers. The majority of its reservoirs are in the uplands of the Lake District and the Pennine Hills, areas with a higher than average rainfall. Conversely, the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population served by United Utilities Water, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchments, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

All water supplied is treated in order to meet the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, sedimentation, clarification and filtration and activated carbon absorption for certain waters. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In the calendar year 2004, the business continued to improve quality, with 99.88 per cent of drinking water samples meeting the quality standards at customers' taps, compared with 99.82 per cent the previous year.

Treated water is delivered to the end customer through a network of large diameter trunk mains, trunk and distribution mains, service reservoirs and water towers.

**Economic regulation of wastewater and water**
The UK government awarded Instruments of Appointment ('licences') for the provision of wastewater services and water supply in 1989. These licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Water holds the licence for an area of north west England which comprises 3.1 million homes and businesses.

The Water Industry Act 1991 (the 'Act'), as amended by the Water Act 2003 (the 'WA 2003'), provides for the appointment (by way of licensing) of water and sewerage undertakers. Economic regulation pursuant to these licences is currently the responsibility of the Director General of Water Services (the 'water regulator'), supported by the Office of Water Services ('Ofwat'). The water regulator also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The WA 2003 is expected to be fully implemented by spring 2006 and is intended to promote greater water conservation and planning for the future by water companies (contributing to the achievement of sustainable development), revise the framework for water abstraction and impounding, and help to build a more transparent regulatory environment.

The WA 2003 also aims to extend opportunities for competition in the water industry in England and Wales, by introducing a new framework for the licensing of water supply. Ofwat anticipates that, from Autumn 2005, water supply licensees will be able to provide both retail supply (i.e. the supply of water purchased from a water undertaker to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company's existing network for retail by the licensee to an eligible customer), to non-household users with an annual consumption of not less than 50 megalitres per year. A water undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of a fee and certain conditions and rights of refusal. In line with the new water supply licensing regime, from 1 April 2005 the threshold in the Act for an inset appointment (whereby one licensed undertaker replaces another for a specific non-household user) has also been reduced from 100 to 50 megalitres. United Utilities Water had already developed and published policies which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies have been further developed to facilitate competition in the industry under the Act and the company welcomes the new competitive developments in this field.

The WA 2003 provides for the establishment of a regulatory board to be known as the Water Services Regulation Authority (the 'water authority') which will replace the individual Director General as the water regulator. It is intended that the water authority will be set up on 1 April 2006. This brings the water industry into line with other regulated industries whose regulators have been moved to a similar board structure. Appointments to the water authority will be made by the Secretary of State for Environment, Food and Rural Affairs. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current water regulator, Philip Fletcher, was appointed to the post on 1 August 2000 for a fixed term of five years. The chairman of the water authority will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour.

A new independent Consumer Council for Water (the 'council') will replace WaterVoice (previously the water regulator's National Customer Council and the regional Customer Service Committees). The council is expected to come into being on 1 October 2005.

The water regulator must comply with the statutory duties set out in the Act. He may receive guidance from the UK government in areas such as social and environmental policy and its views on his approach to price setting, and in the performance of his statutory functions he is required to exercise judgement. However, he is not subject to direction about what those judgements should be and is independent of government ministers. Under the Act, the water regulator is (and the water authority will be) required to exercise and perform his powers and duties in the manner that he considers is best calculated to:

- further the consumer objective (to protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services);
- secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;
- secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and
- secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence are properly carried out.

The licences impose conditions on licensees, which the water regulator enforces, along with licensees' principal duties under the Act. Licence conditions can be modified by the water regulator, either with the water undertaker's agreement or following reference to the Competition Commission for a decision on public interest grounds. However, reference to the Competition Commission is not required where the changes are necessary or expedient to implement the new licensing regime for the supply of water services to large non-household users.

United Utilities Water's licence restricts its conduct in a number of ways. These restrictions include prohibitions on undue preference or discrimination between customers, restrictions on the declaration and payment of dividends, and on cross-subsidies between United Utilities Water and associated companies. United Utilities Water's licence requires that it declares or pays dividends only in accordance with a written dividend policy of the directors of the company, which has been accepted by the water regulator as not impairing its ability to finance its business. United Utilities Water must obtain the consent of the regulator before lending funds to an associated company. Any other transactions between United Utilities Water and an associated company are required to be at arm's length. Any such transactions would undergo a process of market-testing, or involve the associate being paid prices no greater than the cost incurred in providing the goods and services plus a reasonable rate of return on any capital employed.

The licence may be terminated on 25 years' notice, with more immediate revocation in certain specific circumstances (including, for example, failure to comply with an enforcement order made by the water regulator).

The WA 2003 has also introduced financial penalties for breach of licence conditions and other key duties to bring the industry into line with other regulated industries. From 1 April 2005, companies may face a fine of up to ten per cent of turnover for breaching licence conditions, standards of performance or other obligations. 'Turnover' is derived from the regulated activities for the preceding regulatory year (in effect, the latest set of regulated accounts), as more specifically set out in the Water Industry (Determination of Turnover for Penalties) Order 2005. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. These penalties can be appealed, on procedural grounds only, to the High Court. The new legislation also requires water companies to disclose any links between directors' pay and company performance.

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where the water regulator is satisfied that a licensee is in breach of the conditions of its licence, he has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, payment of compensation by the licence holder to the 'injured' party and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee's principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, the regulator may, with the Secretary of State's consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

The water regulator regulates wastewater and water charges by capping the average increase in charges that a company can impose in any year. The water regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as 'K', which is specific to each company and which can vary for each year of the review period. The size of a company's K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, and its operational and environmental obligations, together with the scope for it to improve its efficiency.

Unlike 'rate of return' economic regulation, such as exists in many states of the United States, 'price cap' regulation in the UK is performance based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the K factor at the subsequent price review. The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the recent price review, the water regulator set the following K factors; being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

| | |
|---|---|
| 2005/06 | 5.0 per cent |
| 2006/07 | 6.4 per cent |
| 2007/08 | 4.4 per cent |
| 2008/09 | 3.5 per cent |
| 2009/10 | 3.0 per cent |

This equates to a real (before or excluding inflation) average annual price increase over the five-year period of 4.5 per cent.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and the water regulator. This process, known as 'logging up and down', allows prices to be adjusted up or down at the next periodic review to compensate for the unexpected change. In addition, where the change exceeds the specified materiality thresholds the company can request, and the water regulator can instigate, a re-setting of its price limit during the five-year period, known as an Interim Determination of K ('IDoK'). United Utilities Water successfully obtained permission from the regulator, through the IDoK process, to increase its charges for 2004/05 by a further 4.4 per cent. In the case of adjustments to the quality improvement programmes (in particular, the environmental programme), Ofwat published specific guidance in December 2004 as to the principles and outline procedures that must be complied with in order to obtain confirmation, and recognition in future price limits, of changes to the funded programme.

All water and sewerage companies' licences now include a 'shipwreck' or 'substantial effect' clause, which allows companies' price limits to be revised when events beyond their control have a significant effect on their costs or revenues. With effect from the last price review, this clause was included in United Utilities Water's licence, allowing appropriate adjustment for unforeseen events both adverse and favourable.

**Environmental regulation of wastewater and water**

The wastewater and water industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard to, among other factors, the quality of treated wastewater and water. European directives (including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive) are transposed into UK law by primary and secondary legislation such as the Water Supply (Water Quality) Regulations 2000, the Water Acts 1989 and 2003, the Water Industry Act 1991, the Water Resources Act 1991 and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

- the Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including the licensing of water abstraction. The Environment Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;
- the Drinking Water Inspectorate, which enforces drinking water quality standards; and
- English Nature, which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets, English Nature is seeking improvements to approximately 50 per cent of the sites within United Utilities' ownership.

United Utilities Water expects regulatory regimes in the field of water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

- The WA 2003, which makes new water abstraction licences time-limited and unused licences more easily able to be revoked or varied without compensation, and which makes damages claimable where water abstraction causes loss or damage. Water undertakers will have a duty to promote water conservation when carrying out their functions, and must publish drought plans. The government will also be able to require publication of flood plans showing the effect of a reservoir dam failure;
- The Water Framework Directive, transposed into UK law in 2003, which requires the UK government to:
  - establish comprehensive river basin management plans, with a first set of plans in place by 2009 followed by further sets of plans on a six-year cycle;
  - implement the actions in the first set of river basin management plans by December 2015 at the latest;
  - implement measures necessary to prevent deterioration in the ecological status of water bodies; and
  - achieve 'good' water status by 2027 at the latest.

  The Directive is likely to impact upon sewerage undertakers by requiring further improvements in discharges from wastewater networks and treatment works; and

- The Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (ten micrograms per litre (10ug/l) from 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems. To minimise lead concentrations at customers' taps, United Utilities Water installed additional phosphate dosing and pH control assets in the AMP3 period April 2000 to 31 March 2005. Over the same period, the company replaced 48,000 lead communication pipes with the agreement of the Drinking Water Inspectorate (quality regulator), and a further 113,000 were replaced as part of the routine maintenance programme. Despite these steps, United Utilities Water may not achieve the final lead standard (of 10ug/l) in a number of water supply zones unless some additional lead communication pipes are replaced. The company has agreed with the Drinking Water Inspectorate to replace 40,000 of its lead communication pipes in the period 1 April 2005 to 31 March 2010 (known as 'AMP4') and expects to replace a further 109,000 as part of its routine maintenance programme.

The European Union Urban Wastewater Treatment Directive, which was transposed into UK legislation by the Urban Wastewater Treatment Regulations 1994, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continues to make progress towards achieving this for wastewater treatment works serving areas with a population equivalent of more than 2,000. The European Union Urban Wastewater Treatment Directive also requires measures to be taken to limit pollution from storm-water overflows. The group is currently in dialogue with the regulators in relation to the scope of works required in order to meet this obligation and related regulatory requirements.

There are ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to designate, and to review correctly, sensitive and less sensitive areas. The reply given by the United Kingdom is under technical assessment. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of these deliberations, it could lead to the designation of some of the Irish Sea as a sensitive area. This, in turn, could lead to requirements being placed upon United Utilities Water to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

Pursuant to the European Union Bathing Water Directive, the objective of which is to protect public health and the environment from faecal pollution at bathing waters, the Environment Agency samples and analyses certain designated bathing waters around the UK coast for the presence or absence of various bacteria. United Utilities Water's programme of wastewater network and treatment projects relating to its operational facilities to improve the quality of, and meet the required standards for, bathing waters in north west England continues.

There are proposals progressing at the European level which, if finally adopted, will introduce a new Bathing Water Directive with more stringent microbiological standards, and will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge. While United Utilities Water's preferred route of disposal for sewage sludge remains spreading on agricultural land, it is taking steps to ensure that it has sufficient disposal capacity if that route ceases to be acceptable, including the construction of new incinerators.

A decision of the High Court in London in May 2003 (Hounslow LBC v Thames Water), that complaints of odour from wastewater treatment works could enable enforcement action under the statutory nuisance provisions of the Environmental Protection Act 1990, increased the risk and cost of such measures. Ofwat's final determination of December 2004 allows United Utilities Water expenditure of £29 million to deal with odour, of which £11 million relates to activity at three of its treatment works. It is also expected that a voluntary code of practice on such odour problems will be introduced during 2005.

As part of the five-year periodic review of prices, the water regulator takes into consideration the capital investment programme which United Utilities Water needs to achieve in order to comply with environmental legislation.

#### Electricity distribution

United Utilities Electricity owns the distribution network which carries electricity from the National Grid along power lines to consumers' premises on behalf of the electricity supply companies who are its customers. The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions, energy efficiency measures and other factors. The electricity distribution business is a regulated business in which the average increase in charges which a company may impose in any year is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of United Utilities Electricity also depends on efficiency, achieved by reducing and controlling costs, and providing high standards of service.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2005, sustaining the business's high level of performance in managing the network to maintain constant supplies for consumers. All the overall standards of performance set by the Gas and Electricity Markets Authority (the 'electricity regulator') were achieved.

Excluding the impact of any exceptional events, for example the storms experienced in January 2005 affecting Cumbria and Lancashire in the northern part of north west England, the average number of interruptions per 100 consumers per annum was $47.93^{+}$, out-performing the regulatory target for the year of 54.8. The average number of minutes for which consumers were without supply was $52.0^{+}$, beating the regulatory target for the year of 68.2 minutes. (Figures in this paragraph denoted by $^{+}$ are as yet unaudited by Ofgem).

#### Economic regulation of electricity distribution

The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the 'Electricity Act') and the Utilities Act 2000 (the 'Utilities Act') by the electricity regulator. The electricity regulator governs and acts through the Office of Gas and Electricity Markets ('Ofgem'). The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of the electricity regulator. The electricity regulator also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The electricity regulator comprises a board, led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman is Sir John Mogg, who was appointed from October 2003 for a period of five years.

The electricity regulator must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing so, the electricity regulator may receive guidance from the UK government in areas such as social and environmental policy.

In carrying out its statutory duties, the electricity regulator is required to exercise judgement, but is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of the electricity regulator may only be removed from the post for incapacity or misbehaviour.

The primary duty of the electricity regulator is to protect the interests of consumers, wherever appropriate, by promoting effective competition. In carrying out this duty, the electricity regulator is required to have regard to:

- the need to secure that all reasonable demands for electricity are met; and
- the need to secure that licence holders are able to finance their activities.

The UK government awarded electricity distribution licences in 2001. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Electricity holds an electricity distribution licence which authorises it to distribute electricity anywhere in Great Britain. Under that licence, United Utilities distributes electricity across its distribution system covering an area in north west England comprising 2.2 million consumer premises.

The licence imposes restrictions. In particular, the disposal of any part of the distribution system is restricted and distribution businesses must provide services on non-discriminatory terms. Cross-subsidies to or from United Utilities Electricity's licensed business are prohibited, and the board of directors of United Utilities Electricity must provide a certificate of compliance before declaring dividends or making distributions affirming that the directors are satisfied that it is in compliance with relevant licence obligations and that the making of the distribution will not cause it to be in material breach of any of the obligations in the future. United Utilities Electricity must also obtain the consent of the regulator before lending funds that are not on an arm's length basis or engaging in any other transaction not on an arm's length basis with its affiliated companies. In general, electricity distribution licences contain strict provisions to maintain and ring-fence the financial and management resources of the licensed businesses.

The licence contains various conditions regulating the conduct of the business. Licence conditions can be modified by the electricity regulator either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following reference to the Competition Commission for a decision on public interest grounds. The licence can be terminated on 25 years' notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by the electricity regulator. The Energy Act 2004 introduced a special administration regime, applicable to the holders of electricity distribution licences, similar to that provided for the water sector (see above).

The electricity regulator is currently consulting on proposed modifications to all distribution licences designed to preclude discrimination by distribution network operators in the provision of 'point of connection' information to connections providers. A decision is expected to be taken on the amendments later in 2005.

Unlike 'rate of return' economic regulation, such as exists in many states of the United States, 'price cap' regulation in the UK is performance based. Companies are incentivised to be efficient both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers via the price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service, and penalised if they provide a poor quality of service through the price review process, by means of an adjustment at the subsequent price review.

The electricity regulator regulates electricity distribution charges by capping the average increase in charges which a company can impose in any year. The electricity regulator conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK (RPI) plus an adjustment factor known as 'X' which is specific to each company and which can vary for each year of the review period. The size of a company's X factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review was completed at the end of 2004 and covers the period from 1 April 2005 to 31 March 2010. For the 2005-10 review period, United Utilities Electricity was allowed a real (excluding inflation) price increase of 8.2 per cent in 2005/06 followed by constant real prices thereafter.

The electricity regulator has been consulting on the structure of electricity distribution charges since 2000. As a result of this consultation there has been one significant amendment made to all distribution licences, including United Utilities Electricity's. From 1 April 2005, distribution network operators have been obliged to produce and implement charging methodologies (for both connection to and use of their distribution systems) as a result of the collective modification of the standard licence condition relating to the Distribution Use of System charges. The methodologies are required to set out the principles and methods by which electricity distribution charges will be calculated, including cost reflectivity and facilitating competition, and must be approved by the electricity regulator.

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards take the form of guarantees at the individual customer level and are subject to monitoring and compliance audits. Failure to meet guaranteed standards of performance will result in a prescribed compensation payment to the customer concerned. In addition, the electricity regulator is able to impose fines on companies which fail to achieve the guaranteed standards or are in breach of other licence obligations.

In practice, many regulatory issues arising between licensees and the electricity regulator are settled without the need to resort to formal proceedings. However, where the electricity regulator is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action) compliance can be enforced by the courts and the electricity regulator may revoke the licence.

An incentive scheme was introduced by the electricity regulator in April 2002 which provided greater focus on three specific service areas: number of interruptions to customers' supplies; length of those interruptions; and quality of the telephone response to customers. The electricity regulator consulted on its approach to the incentive scheme as part of the price control review; including the form of the scheme, targets and associated costs. It was agreed that the distribution network operators' performance in those areas will continue to be incentivised. Under the scheme, United Utilities Electricity is subject to annual rewards and penalties depending on its performance against pre-specified targets. Both rewards and penalties under the incentive scheme are capped at 3.0 per cent of annual revenues.

**Environmental regulation of electricity distribution**

All electricity companies have a general duty under the Electricity Act to have regard to the desirability of environmental preservation and conservation and the protection of sites of special interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. In response to discussions with environmental organisations in United Utilities Electricity's operating area, and with the backing of Ofgem, the company has undertaken work to assess the cost of converting from overhead cables to underground cables in designated areas on aesthetic grounds. There is a small allowance of £5 million allowed by Ofgem for such work over the period 2005-10.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was "no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukaemia, cancers of the nervous system, or any childhood cancer". International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the UK, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB was the UK body with statutory responsibility for advising on EMFs until April 2005 when it was subsumed into the Health Protection Agency, which has taken on its radiation protection functions.

In March 2001, the NRPB published a review of the state of the science and concluded "for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukaemia or other malignant disease". However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukaemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukaemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted.

United Utilities Electricity, in line with other Energy Networks Association (ENA) member companies, carries out its activities in accordance with Health Protection Agency guidance. The ENA is the trade association for electricity companies in the UK. The ENA and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. United Utilities Electricity believes that present evidence does not justify any change in the electricity industry's operating practices, or the everyday utilisation of electricity by its customers, but United Utilities Electricity keeps this under review and looks to the Health Protection Agency and UK government for advice on the issue.

**INFRASTRUCTURE MANAGEMENT**

During the financial year ended 31 March 2005, United Utilities Contract Solutions underwent a business reorganisation and now has three market-facing businesses:

- Utility Solutions – develops and operates contracts in the UK applying the group's core infrastructure management skills;
- International – responsible for applying the group's core infrastructure management skills in selected overseas markets; and
- Industrial and Commercial Solutions – provides services to the public sector and commercial market, including multi-utility connections, metering services, water and liquid waste treatment services and facilities management.

**Disposal of Green Energy**

During the financial year, United Utilities Contract Solutions sold its Green Energy business for £63 million in cash. This business had been responsible for the development and operation of renewable energy generation projects.

**Utility Solutions**

The business develops and operates contracts in the UK utility market and services over 5.2 million people in the UK. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income while limiting overall financial exposure. During the year, the business successfully renegotiated a new operations and maintenance contract for up to 15 years, continuing the relationship with Dwr Cymru Welsh Water following the expiry of the first contract on 31 March 2005. Under the new contract, the business will provide water and wastewater services in north Wales, and water services in south Wales. The business will also provide shared services throughout Wales, including education and conservation activities and transport.

The business continued to play a leading role in the delivery of part of Scottish Water's four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water to improve its services to 2.2 million homes and businesses across Scotland.

Prior to the approval of bids for new contracts, a full risk analysis is carried out to assess the risks associated with a project and to ensure that they are mitigated to the appropriate extent, dependent upon expected returns and the expected degree of control over the risks.

**International**

The International business develops and operates contracts in selected overseas utility markets and services over 7.3 million people outside the UK. The aim of the business is to focus on extending the current portfolio of contracts in target areas, including Australia and central and eastern Europe, securing long-term investment returns and operational sources of income while managing the overall exposure arising from the contracts.

The business continued to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia and Bulgaria.

In March 2005, the Philippine concession company successfully listed on the Philippine Stock Exchange. The International business participated in this process by placing part of its total shareholding in the business, reducing its stake to 11.7 per cent, but it remains the designated international operator to the concession.

Generally, the joint ventures have limited recourse to United Utilities. However, the business has performance bonds and guarantees in place supporting joint venture operations (see 'Performance Guarantees' on page 24) and in some cases there are bank letters of credit supporting equity commitments.

On page 24 there is a discussion on the impact of foreign currency fluctuations and the extent to which foreign currency net investments are hedged by currency borrowings.

The International business is affected by a variety of regulatory regimes and regulatory risks, which are accepted to varying degrees by the client, the concession company and/or the operator. For those contracts where it is the operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity.

In 2002, United Utilities completed its withdrawal from infrastructure management in the Americas by withdrawing from IEBA, the Argentine electricity utility, and it disposed of its minority interest in IEBA on 28 April 2005. IEBA defaulted on its repayments to bondholders in September 2002. There is no recourse to the group in respect of these debts and the group has no further balance sheet exposure to IEBA.

**Industrial and Commercial Solutions**

Industrial and Commercial Solutions is comprised of four distinct businesses or:

- Industrial – this business is a provider of specialist water and wastewater services to industry in the UK. In many instances, wastewater is treated on site, under contract to the customer, in a dedicated facility which is constructed and owned by the business. The business also owns two sites for the receipt and treatment of tankered liquid waste from customers. United Utilities Industrial currently treats approximately 13 million tonnes of wastewater a year.

- Metering – the Metering business provides installation and maintenance services for electricity, water and gas meters. In the financial year ended 31 March 2005, the business installed 75,000 new water meters and installed or exchanged 169,000 electricity meters in north west England. In addition, 354,000 gas meter installations were carried out under a contract with British Gas Trading. Services under this contract commenced in November 2002. In May 2004, a revised contract was agreed which extended the contract for a further year to January 2009. Under this contract both gas and electricity meters are installed by the metering business, with rental income then being received for up to 20 years after installation by a joint venture company (in which the group has a 50 per cent interest), and which owns the meter assets.
- Connections – the Connections business provides multi-utility connections, to connect domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water, gas and telecommunications infrastructure. The business has continued to pursue its strategy of expanding beyond north west England and won £15.6 million of orders out-of-area in the financial year ended 31 March 2005.
- Facilities Management and Energy Services – the Facilities Management business manages properties for clients under contract. The scope of operations includes arranging site services such as reception and cleaning, managing vacant space and office management. The Energy Services business provides energy efficient infrastructure, such as lighting, to customers.

**BUSINESS PROCESS OUTSOURCING**

Vertex is a leading UK provider of business process outsourcing services and one of the UK's major customer management service suppliers. It undertakes long-term contracts with clients to handle administrative functions, such as billing and dealing with customer enquiries. It operates in the commercial, utility, central and local government sectors. Vertex administers and manages the various processes, based on defined and measurable performance criteria.

Vertex commenced trading in the UK in 1996. It entered the Canadian market in March 2002 and is expanding its capabilities into the business process outsourcing market in North America. In March 2004, Vertex purchased a US debt collection agency, First Revenue Assurance LLC, based in Colorado. In May 2005, Vertex completed its acquisition of Marlborough Stirling plc, a provider of outsourcing services and technology to clients in the financial services sector.

Capital expenditure in the year ended 31 March 2005 was £15.6 million (2004: £20.4 million, 2003: £34.8 million).

**TELECOMMUNICATIONS**

**Your Communications**

Your Communications offers a range of fully integrated communications services – voice, data, mobile and internet – to the public sector and small and medium-sized corporate customers predominantly in central and northern England. It is focused on delivering complete communications packages, tailored to fit specific business needs, and wholesale products for resellers and other operators. Capital expenditure in the year ended 31 March 2005 was £11.1 million (2004: £9.4 million, 2003: £21.1 million).

During the financial year ended 31 March 2005, Eurocall Limited (an independent provider of telecom services to the small and medium-sized enterprise market), the acquisition of which was announced in March 2004, was successfully integrated into Your Communications' business with £9 million of synergies achieved.

The construction of Your Communications' network was completed in 2002/03 and the group reviewed the carrying value of its telecommunications assets, in accordance with Financial Reporting Standard ('FRS') 11. As a result, an adjustment to value of £25.5 million was made during the financial year ended 31 March 2003. Under the obligations of FRS 11 to continually review the carrying value of the assets, it was concluded that no further adjustment to value was necessary for the year ended 31 March 2005.

Your Communications' focus remains on growth in sales, becoming cash generative and progressing towards profitability. The business substantially reduced operating losses** in the year and achieved break-even** in the second half of the year ended 31 March 2005. The business will continue to be developed with a view to disposal when the shareholder value can be maximised.

**Telecommunications regulation**

As from 25 July 2003, Your Communications has been regulated in accordance with the Communications Act 2003 (the 'CA 2003'). The CA 2003 incorporated into UK law the requirements of the European Union Communications Directives and created a new regulatory framework of electronic communications networks and service providers. Regulation of the telecommunications industry in the UK became, with effect from 29 December 2003, the responsibility of the Office of Communications (Ofcom) as a unified regulator replacing the Director General of Telecommunications (and the four other communications industry regulators).

For Your Communications, the most significant operational change has been the withdrawal of the Telecommunications Act 1984 licensing regime. Previous licensing requirements were replaced by a general authorisation regime with general conditions of entitlement, which apply to all communications providers (the 'General Conditions'), and specific conditions which apply only to individuals.

The General Conditions set out the general authorisation provisions that apply to Your Communications as a communications provider. The General Conditions are intended to ensure that the communications provider provides communications services (which include the running of a telecommunications network) in a manner safe to the public and also that it adheres to a minimum set of consumer protection measures, such as retail price publication and independent dispute resolution for customers with ten employees or fewer. The General Conditions also contain an obligation on the part of a communications network provider to negotiate with other network providers with a view to concluding an agreement (or an amendment to an existing agreement) for interconnection within a reasonable period. Either party to a negotiation of an interconnection agreement can refer a dispute to Ofcom for resolution.

Furthermore, Ofcom is required under the CA 2003 to carry out a series of reviews of economic markets to identify communications providers with significant market power. Ofcom has designated Your Communications as having significant market power in the market for fixed geographic call termination on its own network. Your Communications is therefore required to provide network access (that is, fixed geographic call termination services) to other communications providers and to do so on fair and reasonable terms. Your Communications is not subject to any price controls in this or any other economic market identified by Ofcom.

Ofcom is currently undertaking a strategic review of the UK telecommunications industry. A consultation document setting out Ofcom's proposals for its future regulatory strategy was published in November 2004. The main principle identified by Ofcom was the need to ensure equality of access to British Telecommunications' UK-wide network. The final phase of the review is expected in the second quarter of 2005. Your Communications has responded to the consultation request both directly and through its membership of the UK Competitive Telecommunications Association.

Your Communications' broadband wireless access licences in the UK were awarded under the Wireless Telegraphy Acts 1949 and 1998, which authorise the use of radio equipment and frequencies and prescribe the conditions under which that equipment may be used to provide broadband wireless access services on a regional basis. Ofcom may recover part, or all, of the spectrum allocated to the licensee if it appears that consumer interests are not being met. The licences will remain in force until the end of 2015 unless revoked earlier by Ofcom, under specified and limited circumstances, or surrendered by the licensee.

There has been concern in the UK over the possible health effects of radiowaves emitted by base stations and mobile phones. The report by the Independent Expert Group on Mobile Phones, commissioned by the UK government, was published in May 2000. It stated that the balance of evidence indicated that exposure to radio frequency radiation below national and international guidelines does not cause adverse health effects to the general population, but that there may be biological effects. It recommended that a precautionary approach be taken. The UK government's response to the report includes the publication of revised planning policy guidance on telecommunications, and the introduction of a requirement that applications to erect base stations with masts of 15 metres or under should be subject to the more rigorous public consultation procedures that apply to masts over that size. Research is continuing into the possible health effects of base stations and mobile phones. Following the publication of the report by the Independent Expert Group on Mobile Phones, a research programme, called the Mobile Telecommunications and Health Research Programme, was set up in February 2002 to look into the possible health impacts of mobile telecommunications. Public concern about this matter could lead to a decrease in the demand for Your Communications' services.

**PEOPLE – KEY CONTRIBUTORS TO CORPORATE SUCCESS**
(See table 2)

Substantially all of the group's employees are based in the United Kingdom.

Good industrial relations remain a priority for United Utilities across the whole of its business and parts of the group have been recognised in the UK for excellence in this area. The group continues to recognise and work in partnership with a range of trade unions operating across the sectors in which it operates. A statement of principles underpins the approach to labour relations across the group.

In summary:

- Licensed multi-utility operations – 99 per cent of employees within United Utilities North West are now represented by trade unions for collective bargaining purposes under the terms of a voluntary collective agreement, underpinned by a 'working together in partnership' agreement. Work is continuing to consolidate multiple legacy agreements into a consistent set of simplified, standardised and contemporary terms and conditions. Working closely with five trade unions, a programme of partnership working for employee representatives and managers has developed, covering human resource practice, behaviour and business knowledge. This has been funded in part by the Department of Trade and Industry.
- Infrastructure management – trade union involvement in United Utilities Contract Solutions increased significantly as a consequence of the Welsh Water contract, where the workforce was heavily unionised. Around 95 per cent of employees in Wales remain covered by collective bargaining arrangements. In the Industrial and Commercial Solutions business 70 per cent of its workforce are covered by collective bargaining arrangements but, in the remainder of United Utilities Contract Solutions (with the exception of a limited number of employees within United Utilities Industrial), employees are employed on personal contracts and are not covered by collective agreements. During the first half of 2005/06, United Utilities Contract Solutions will increase its headcount by around 2,500 through the transfer of staff into the business from Thurrock Unitary Council, Southern Water and National Grid Transco. The majority of those transferring will have their terms and conditions governed by collective agreements with trade unions.
- Business process outsourcing – around 50 per cent of the Vertex workforce is covered by collective bargaining arrangements and this is increasing as Vertex acquires new contracts in the public sector in the UK. Vertex has a progressive approach to partnership with its trade unions and has been recognised externally for best practice in this area.
- Telecommunications – 26 per cent of the Your Communications workforce is covered by collective bargaining arrangements.

The group's employees are key to achieving the business strategy and enhancing shareholder value. A review of key employee and safety issues arising in the year is contained within the 'corporate responsibility review' on page 32.

United Utilities remains committed to maintaining high standards of health and safety in every area of its business. The group's health and safety aims and objectives are integrated into the business planning processes. Progress is monitored regularly at all levels throughout the business.

The group's risk profile is characteristic of a large multi-utility. As in previous years, the majority of accidents at work resulted from manual handling activities and 'slips, trips and falls'. There are already specific programmes in place to manage these risks, together with improved absence management arrangements. As the business develops, the risk profile is continually monitored and the risks arising from the transition are managed appropriately. In this context, the group works collaboratively with clients, contractors and partners in joint ventures, sharing experience and best practice. The group met last year's short-term published health and safety targets.

The group's risk management procedures remain effective in highlighting high risk areas, which are then targeted for improvement. For example, during the year ended 31 March 2005, progress was made on a number of initiatives, including road risk, health and well-being, stress management and behavioural safety programmes. In addition, in response to the threat of terrorist activity the group has reviewed the security of its assets and steps have been taken to upgrade the existing security protection measures in line with national guidance.

The involvement of all staff in these initiatives is a prerequisite and the group has continued to work in partnership with a range of trade unions and employee representatives operating across the businesses. These processes will continue and be developed further over the year ahead.

The group is committed to improving its employees' skills through training and development and nurturing a culture in which

**Table 2: People – key contributors to corporate success**

| Number of employees – financial year ended 31 March | 2005 | 2004 | 2003 |
|---|---|---|---|
| Licensed multi-utility operations | **4,889** | 4,684 | 4,269 |
| Infrastructure management | **2,510** | 2,381 | 2,163 |
| Business process outsourcing | **7,693** | 7,746 | 6,540 |
| Telecommunications | **682** | 709 | 681 |
| Other activities | **161** | 154 | 149 |
| Average number of persons employed by the group during the year | **15,935** | 15,674 | 13,802 |

employees feel valued. The group encourages employees to work to their full potential and respects the dignity and rights of every employee and supports them in performing various roles in society. The group also challenges prejudice and stereotyping. The group is equally committed to involving employees through open and regular communications about business developments and issues of general interest, both formally and informally.

The group is committed to fulfiling its obligations in accordance with the Disability Discrimination Act 1995 and best practice. As an equal opportunities employer, the group gives equal consideration to applicants with disabilities in its employment criteria and will modify equipment and working practices wherever it is safe and practical to do so, both for new employees, and for those employees that are disabled during the course of their employment. Additionally, the group is committed to providing full support and appropriate training for employees who become disabled during the course of their employment so they can continue to work in a position appropriate to their experience and abilities.

**PROPERTY**

As at 31 March 2005, United Utilities Water had the principal operating facilities shown in table 3, all of which are owned by United Utilities Water and are freehold, except Sandon Dock which is leasehold. United Utilities Water's wastewater operations involve owning and managing assets, which include:

- 40,064 kilometres of sewers;
- 1,739 pumping stations;
- 371 storage tanks;
- 3,202 combined sewer overflows;
- 589 wastewater treatment works; and
- 39 sludge treatment facilities.

United Utilities Water's water operations involve owning and managing assets which include:

- 192 raw water impounding reservoirs;
- 865 kilometres of raw water large diameter trunk mains;
- 117 water treatment works;
- 1,144 kilometres of treated water large diameter trunk mains;
- 455 service reservoirs and water towers storing treated water;
- 648 pumping stations; and
- 39,597 kilometres of trunk and distribution mains.

As at 31 March 2005, United Utilities Electricity's facilities included 13,655 kilometres of overhead lines, 45,329 kilometres of underground cables (operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts), 15,638 ground mounted sub-stations and 16,664 pole mounted transformers. United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act. However, United Utilities Electricity has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. United Utilities Electricity does not anticipate that any significant relocation of these facilities will be required, although any relocation of a major portion of these facilities would have a material adverse effect on the business and financial position of United Utilities Electricity. Ground mounted sub-stations are situated on properties either owned by United Utilities Electricity or held under lease. Pole mounted transformers are generally held under wayleave agreements. United Utilities Electricity anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect upon United Utilities Electricity.

As at 31 March 2005, Your Communications' facilities included approximately 4,160 kilometres of underground fibre. Where the fibre is otherwise than in the public highway, Your Communications holds wayleaves which entitle it to run this fibre through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice. However, Your Communications has statutory rights under the Communications Act 2003 to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. The exception to this is land owned by Crown Estates. Your Communications does not anticipate that any relocation of these facilities will be required. Any such relocation of any individual facilities would not have a material adverse effect on the business and financial position of Your Communications.

Your Communications also maintains 142 points of presence (including 41 microwave radio sites and eight switches) located in England and Scotland, from where services can be sold or where network equipment is housed. These points of presence are situated on properties either owned or leased by United Utilities or leased by Your Communications. Your Communications anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect on the business and financial condition of Your Communications. In addition, Your Communications leases offices in Birmingham, Sheffield, Bolton, Manchester and London. The headquarters and depot in Manchester are leased from United Utilities Electricity.

At 31 March 2005, Vertex's facilities included leased customer management centres at: Knowsley, Warrington, Whitehaven, Bedford, Rayleigh, Edinburgh, Nairn, Forres, Dingwall, London, Birmingham, Speke and New Delhi, India. Properties in Bolton and Manchester are leased from the group's infrastructure management business. Following the purchase of First Revenue Assurance, it also operates a debt collection centre based in Denver, Colorado. Its headquarters in Manchester are also leased.

**Table 3: Property**

| Location | Description | Approximate area in hectares(1) |
|---|---|---|
| Bowland Estate, Lancashire | Reservoir/gathering grounds | 10,120 |
| Haweswater Estate, Lake District, Cumbria | Reservoir/gathering grounds | 9,900 |
| Longdendale Estate, Cheshire | Reservoir/gathering grounds | 7,490 |
| West Pennine Moors, Lancashire | Reservoir/gathering grounds | 6,872 |
| Thirlmere Estate, Lake District, Cumbria | Reservoir/gathering grounds | 4,850 |
| Huntington, near Chester, Cheshire | Water treatment works | 107 |
| Davyhulme, Greater Manchester | Wastewater treatment works | 89 |
| Prescot, Merseyside | Water treatment works | 84 |
| Woodgate Hill, Greater Manchester | Water treatment works | 40 |
| Shell Green, Widnes, Cheshire | Sludge processing centre | 12 |
| Watchgate, Cumbria | Water treatment works | 12 |
| Sandon Dock, Liverpool | Wastewater treatment works | 8 |

(1) One hectare equals 2.47 acres.

In addition to the properties described above, the group occupies various non-operational properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the company or leased. It is anticipated that the company will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the company. The most significant of these non-operational properties are: the company's London office, which is leased by the company; the company's headquarters and United Utilities Water's operations and customer centres in Warrington, which are owned by United Utilities Water and United Utilities Electricity's operations and customer centres in Manchester, which are owned by United Utilities Electricity. United Utilities Contract Solutions' headquarters in Warrington is leased.

In February 2004, the company, through a subsidiary, entered into a 15-year joint venture agreement with Amec Developments Limited to develop land at Lingley Mere, Warrington. Over a period of time, the company will invest up to £20 million in this joint venture, mainly in the form of land.

The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. The company is not aware of any liability which it may have under the regime, which will have a material adverse impact on its businesses.

The company believes that all its properties are in a reasonable state of repair and are adequate for their purpose. The company has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. The company is not aware of any material environmental issues which would prevent the company's anticipated utilisation of the above-mentioned properties. Some non-operational areas of United Utilities Water's wastewater treatment works, including Irlam, Manchester, may be affected by contamination. At present, it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the company's results.

# Operating and financial performance review

In this discussion, references to segmental operating profit/loss are defined as total operating profit before goodwill amortisation and exceptional items for a segment as shown in note 2 of the consolidated financial statements on page 63.

**NON-GAAP MEASURES**

The group gives certain additional information in order to provide readers with an increased insight into the underlying performance of the business, in line with management's own view. The measures are either required or permitted under UK GAAP, but are considered non-GAAP measures for the purposes of US GAAP. An explanation of these presentations is given below.

**Total operating profit before goodwill amortisation and exceptional items and profit before tax before goodwill amortisation and exceptional items**

Total operating profit before goodwill amortisation and exceptional items is directly derived from the consolidated profit and loss account of the consolidated financial statements. Management believes this financial measure provides useful information to investors as it represents the total of the operating profits/losses for each segment, which is the measure that management uses to evaluate segmental trading performance.

It therefore aligns the performance measure reported to investors with that used by management to monitor performance and allocate resources within the business. Management uses segmental operating profits/losses to evaluate the trading performance of each segment, because management believes that the exclusion of goodwill amortisation (a non-cash item) and exceptional items (which, by virtue of their size or incidence, have been disclosed separately and may vary significantly each year) provides a more accurate comparison of annual segmental results, which in turn allows a better understanding of actual segmental trading performance.

In assessing the financial position and results of operations, management believes that providing additional measures under UK GAAP, which remove the positive and/or negative impact of exceptional items and the non-cash impact of goodwill amortisation, gives a clearer understanding of the group's core trading activities, is of relevance in assessing the future direction of the group and clarifies the trends in trading performance. The inclusion of total operating profit and total operating profit before goodwill amortisation and exceptional items and profit before tax and profit before tax before goodwill amortisation and exceptional items (as reconciled in tables 4 and 5) allows a complete analysis of both the core trading performance as well as the impact of these exceptional and non-cash items.

Items that meet the definition of exceptional items under UK GAAP Financial Reporting Standard (FRS) 3, 'Reporting financial performance', are either required or expressly permitted to be disclosed as exceptional items within the income or expense heading to which they relate. In addition, the profit and loss account column approach, which separates goodwill amortisation and exceptional items from other costs, is permitted under UK GAAP.

Exceptional items are discussed in the section entitled 'Exceptional items' on page 17.

Although management uses these financial measures and the segmental analysis as shown in note 2 of the consolidated financial statements to analyse trading performance, total operating profit, which is reconciled to total operating profit before goodwill amortisation and exceptional items in table 4, and profit before tax, which is reconciled to profit before tax before goodwill amortisation and exceptional items in table 5, should also be considered.

**Net debt**

Net debt is a UK GAAP measure that is required to be disclosed in accordance with Financial Reporting Standard 1, 'Cash flow statements (revised 1996)'. Net debt is defined as borrowings (comprising debt, together with derivatives and obligations under finance leases) less cash and liquid resources. Management uses net debt, which is reconciled to gross debt in note 23 of the consolidated financial statements, to assess the group's liquidity position by reference to the group's committed level of funding. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

Where these non-GAAP measures are included elsewhere in the annual report and Form 20-F (as indicated by the symbol *), the definitions included here should be referred to.

**GROUP RESULTS**

**Overview**

The results for the year demonstrate the continuing success of the group's strategy, in particular reflecting the growth of the non-regulated businesses.

During the year, the regulated business received its final price determinations, setting prices for the water and electricity businesses for the next five years, both of which were accepted by the group in December 2004. Following the conclusion of the regulatory reviews, the board has set a target of maintaining dividends in real terms over the next five years. This target is dependent upon the group's regulated business at least meeting its cost savings targets and the non-regulated businesses continuing to perform at least in line with current levels.

In addition to the £2.9 billion capital investment programme that was set out in its final determination, United Utilities Water is expecting to spend approximately another £200 million as a result of carry over of obligations funded during the previous regulatory period. Furthermore, the group estimates that there is potential for up to approximately £500 million of additional investment relating to projects that were not part of the group's regulatory contract for

**Table 4:**

| For the year ended 31 March | 2005 £m | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|---|
| Total operating profit | **645.9** | 583.7 | 524.9 | 533.4 | 506.8 |
| Goodwill amortisation | **16.2** | 8.8 | 7.5 | 8.0 | 4.0 |
| Exceptional items | **29.7** | 4.6 | 29.3 | 11.9 | 16.6 |
| Discontinued operations | **-** | – | – | – | (21.6) |
| Total operating profit before goodwill amortisation and exceptional items | **691.8** | 597.1 | 561.7 | 553.3 | 505.8 |

**Table 5:**

| For the year ended 31 March | 2005 £m | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|---|
| Profit before tax | **370.4** | 337.5 | 327.5 | 302.8 | 477.7 |
| Goodwill amortisation | **16.2** | 8.8 | 7.5 | 8.0 | 4.0 |
| Exceptional items: – operating | **29.7** | 4.6 | 29.3 | 11.9 | 16.6 |
| – non-operating | **(8.6)** | (1.9) | (34.0) | – | (191.2) |
| Discontinued operations | **-** | – | – | – | (17.6) |
| Profit before tax before goodwill amortisation and exceptional items | **407.7** | 349.0 | 330.3 | 322.7 | 289.5 |

2005-10. Including United Utilities Electricity's £640 million investment programme, the regulated businesses could be required to spend over £4 billion on capital investment over the next five years.

To the extent that this additional expenditure, of up to approximately £500 million, represents new obligations on United Utilities Water, it will meet the criterion for a 'relevant change of circumstance', which means that it may be eligible for inclusion in any Interim Determination of K ('IDoK') application that United Utilities Water might make during the AMP4 (2005-10) period. If an IDoK application is made and is successful, Ofwat would adjust United Utilities Water's price limits during the AMP4 period to provide additional revenues in respect of this capital expenditure and any other items that are required to be taken into account in the IDoK. If United Utilities Water chose not to make an IDoK application during AMP4, either because the expenditure was not sufficiently material or it was offset by reduced costs in other areas, then United Utilities Water expects that this expenditure, to the extent that it represents additional obligations, would be logged-up at the 2009 periodic review. The additional expenditure would then be reflected in prices over the 2010-15 period and beyond.

To assist in funding future investment in the regulated water and electricity businesses, the group will be undertaking the second stage of the rights issue in June 2005 to raise up to approximately £1 billion (net of expenses) from its shareholders across both tranches. The first tranche, received during September 2003, raised around £501 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds will reflect the subscription for further A shares. Following the second subscription, all A shares will be consolidated on a two-for-one basis and reclassified as £1 ordinary shares. The second stage of the rights issue will make an important contribution to the funding of the regulated capital investment programmes over the 2005-10 period.

In licensed multi-utility operations, segmental operating profit has increased by 13.1 per cent, primarily reflecting the increase in turnover, driven by an 8.9 per cent real increase in water prices in line with the regulatory determinations. Segmental operating profit increased by 3.3 per cent in 2003/04 reflecting the increase in turnover, offset by a number of factors, principally higher operating costs and depreciation.

Infrastructure management turnover has increased by 21.5 per cent due largely to increased activity on the British Gas Trading contract and the first full-year contribution from the Scottish Water contract. This compares with an increase in turnover of 12.5 per cent in 2003/04 due to the first full-year impact of the British Gas Trading contract and the initial impact of the Scottish Water contract. Segmental operating profits have also increased by 34.7 per cent in the last two years. During the year, two major outsourcing contracts with Welsh Water and Southern Water, with a combined total contract value of around £1.8 billion to United Utilities, were secured. Both contracts were successfully mobilised in April. Having recently signed an eight-year, £1.1 billion, contract to operate the north of England gas distribution network, the contract successfully commenced on 1 June 2005.

Turnover in business process outsourcing has increased by 7.6 per cent, primarily due to the increase in volumes on public sector contracts, notably the second phase of the Department for Work and Pensions contract, and the first full-year contribution of the North American debt collection activity. In 2003/04, the increase in turnover of 19.8 per cent was primarily due to the first full-year impact of the contracts with the Department for Work and Pensions and Westminster City Council. Segmental operating margin of 6.7 per cent compares with 6.8 per cent in 2003/04 and 6.1 per cent in 2002/03. Margin growth was held back by the higher than normal level of bid costs in 2004/05 compared with 2003/04. The segmental operating margin improvement in 2003/04 was achieved mainly due to the increased maturity of the external contract portfolio. During May 2005, the business completed the acquisition of Marlborough Stirling plc, which will provide Vertex with an entry point into the financial services sector.

During the year, the infrastructure management and business process outsourcing businesses began working in partnership to secure contracts with local authorities such as Thurrock Unitary Council, for which contract activities commenced on 1 April 2005, and Walsall Council, for which the group has been named as preferred supplier, working as a subcontractor to Fujitsu Services.

Growth in Your Communications' turnover has continued, increasing by 25.9 per cent in 2004/05 and 14.8 per cent in 2003/04. Segmental operating losses have also reduced by 69.3 per cent in 2004/05 and 14.9 per cent in 2003/04, reflecting increased turnover, control of operating costs and the successful integration of the Eurocall acquisition, announced in March 2004. During the year, the business completed the first three phases of its contract with the Northwest Development Agency to provide broadband access to Cumbria, ahead of schedule.

**Financial performance**

Group turnover (including share of joint ventures) increased by 11.9 per cent to £2,368.2 million in 2004/05 compared with an increase of 10.2 per cent in 2003/04 and 2.6 per cent in 2002/03. These movements reflect the impact of the allowed regulatory revenues, combined with continued growth in infrastructure management, business process outsourcing and telecommunications.

Total operating profit increased by 10.7 per cent in 2004/05 to £645.9 million. Total operating profit before goodwill amortisation and exceptional items* increased by 15.9 per cent in 2004/05 to £691.8 million, principally reflecting improved segmental operating profits in licensed multi-utility operations driven by an 8.9 per cent real increase in water prices and infrastructure management, reflecting the increasing maturity of contracts. Telecommunications segmental operating losses have continued to reduce as revenues and gross profits increase and the synergy benefits from the Eurocall acquisition have been realised. Total operating profit before goodwill amortisation and exceptional items* increased by 6.3 per cent in 2003/04, mainly due to improved segmental operating profits in infrastructure management and business process outsourcing, together with a marginal increase in the licensed businesses where the increase in turnover was largely offset by a number of factors, principally higher operating costs and depreciation on the expanded asset base.

The net interest expense for the year was £284.1 million, compared with £248.1 million in 2003/04 and £231.4 million in 2002/03. The increase in both 2004/05 and 2003/04 primarily reflects the higher level of borrowings to fund the group's capital expenditure programmes.

Profit before tax in 2004/05 increased by 9.7 per cent to £370.4 million. This is stated after net exceptional charges of £21.1 million (discussed below). The increase in profit before tax is driven by improved segmental operating profits in licensed multi-utility operations, infrastructure management and business process outsourcing and reduced segmental operating losses in telecommunications.

Profit before tax increased by 3.1 per cent to £337.5 million in 2003/04. The increase was due to improved results for all segments. Profit before tax in 2003/04 included an exceptional charge of £2.7 million (discussed below).

Basic earnings per share decreased by 14.1 per cent to 46.8 pence in 2004/05, largely as a result of the increase in the deferred tax charge. In 2003/04 basic earnings per share increased by 19.0 per cent to 54.5 pence, due to increased segmental operating profits. Earnings per share has been restated for all periods prior to the first stage of the rights issue to reflect the bonus element of the rights issue in accordance with FRS 14.

Adjusted basic earnings per share, excluding deferred tax (#), improved by 13.3 per cent to 61.4 pence, principally reflecting the impact of increased segmental operating profits. This compares with a decrease of 2.3 per cent in 2003/04 due to the increased weighted average number of shares following the rights issue offset by increased segmental operating profits. The calculation of and

(#) Disclosures related to adjusted earnings per share have been excluded from our Form 20-F filing with the US Securities and Exchange Commission.

reasons for the adjusted earnings per share measure are set out in note 11 of the consolidated financial statements. Goodwill amortisation was £16.2 million in 2004/05, £8.8 million in 2003/04 and £7.5 million in 2002/03. Goodwill amortisation in 2004/05 consisted of £9.9 million relating to telecommunications (2003/04: £4.0 million, 2002/03: £3.4 million), £5.4 million relating to business process outsourcing (2003/04: £3.8 million, 2002/03: £2.8 million) and £0.9 million relating to infrastructure management (2003/04: £1.0 million, 2002/03: £1.3 million). The increase in 2004/05 principally reflects the goodwill arising from the acquisition of Eurocall by Your Communications, which was announced in March 2004. The increase in 2003/04 reflected the goodwill arising from the acquisition of 7C by Vertex in December 2002.

The dividend per ordinary share for the year is 45.42 pence, an increase of 2.5 per cent compared with the dividend per ordinary share in 2003/04 of 44.31 pence.

The valuation of the group's pensions schemes under FRS 17 results in a net pension deficit at 31 March 2005 of £55.7 million compared with a net deficit of £264.4 million at 31 March 2004 and £298.1 million at 31 March 2003. The group made a lump sum pensions contribution of £320 million, split between the group's two defined benefit pension schemes, on 31 March 2005. The group does not expect to make any further cash contributions during the 2005-10 period into the defined benefit schemes although the results of the next actuarial valuation will be incorporated into the 2007/08 financial statements.

**Exceptional items**

Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually, or if of a similar type in aggregate, are required or expressly permitted to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 'Reporting financial performance', are as follows:

**Table 6:**

| For the year ended 31 March | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Operating exceptional items: | | | |
| Business restructuring | **(29.7)** | (4.6) | (3.8) |
| FRS 11 adjustment to carrying value of telecoms assets | – | – | (25.5) |
| Non-operating exceptional items: | | | |
| Profit on sale or termination of operations | **4.5** | 4.3 | 34.0 |
| Profit/(loss) on disposal of fixed assets | **4.1** | (2.4) | – |
| | **(21.1)** | (2.7) | 4.7 |

Business restructuring costs in 2004/05 of £29.7 million mainly relate to the restructuring programmes in licensed multi-utility operations in preparation for meeting its 2005-10 efficiency challenges, in infrastructure management relating to the restructuring of the business units into market-facing business streams, focusing on their specific risks, and in business process outsourcing, a restructuring to form a divisionalised structure which reflects the markets in which the business operates. Business restructuring costs in 2003/04 of £4.6 million related to costs arising from the integration of the Eurocall business acquired by Your Communications. In 2002/03, severance costs of £3.8 million related to telecommunications. Business restructuring costs are considered to be exceptional items under UK GAAP as they are significant programmes for the businesses concerned. FRS 3 therefore expressly permits disclosure of these costs as exceptional items within the income or expense heading to which they relate.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an adjustment to value of £25.5 million, which was considered to be an exceptional item by virtue of its size and nature. FRS 3 therefore expressly permits disclosure of this adjustment as an exceptional item within the income or expense heading to which it relates.

The profit on sale or termination of operations relates to the group's withdrawal from various infrastructure management businesses. In the year ended 31 March 2003, the group concluded it no longer had a participating interest in IEBA, the Argentine utility for which United Utilities had been technical operator, and in which the group had a minority interest. It therefore ceased to account for the investment as a joint venture. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. In 2004 and 2005, further credits were recognised relating to the withdrawal from infrastructure management in the Americas. In 2005, the group disposed of its Green Energy business and reduced its shareholding in Manila Water Company through an initial public offering. FRS 3 requires that profits or losses on the sale or termination of an operation be shown separately on the face of the profit and loss account after operating profit and before interest.

The profit and loss on disposal of fixed assets in the years ended 31 March 2005 and 2004, respectively, relate to the disposal of fixed asset investments. FRS 3 requires that profits or losses on the disposal of fixed assets be shown separately on the face of the profit and loss account after operating profit and before interest.

**Taxation**

The current UK mainstream corporation tax credits in 2004/05, 2003/04 and 2002/03 reflect the high level of accelerated tax allowances arising from the capital investment undertaken by the group and the benefits of Advance Corporation Tax (ACT) planning established in earlier years. A tax credit has arisen in the current year following the agreement of prior year tax returns.

The effective current ordinary tax credit (excluding exceptional items) is 8.1 per cent, compared with a credit of 6.1 per cent in 2003/04 and 9.0 per cent in 2002/03. Including deferred tax, there is an effective ordinary tax charge (excluding exceptional items) of 11.1 per cent, compared with a credit of 7.1 per cent and a charge of 17.6 per cent in 2003/04 and 2002/03, respectively. An exceptional deferred tax credit in 2004/05 of £8.1 million is primarily due to restructuring costs incurred by the group. An exceptional deferred tax credit in 2003/04 of £0.8 million arose mainly from the integration costs of the Eurocall business. An exceptional credit of £9.4 million (including £3.1 million deferred tax) was recorded in 2002/03, primarily due to the adjustment to value in the telecommunications business.

Deferred tax (excluding exceptional deferred tax) is a £75.3 million charge in 2004/05, compared with a £3.4 million credit and a charge of £85.9 million in 2003/04 and 2002/03, respectively. The charge in 2004/05 arose because there had been no significant movement in UK government bond rates during the year and reflects the movement in the discounted deferred tax liability. The credit in 2003/04 was principally due to the effect of increased UK government bond rates on the discount of the deferred tax liability, whereas the increased charge in 2002/03 reflected the effect of reduced discount rates.

**Cashflows**

Net cash inflow from operating activities decreased to £724.9 million, from £923.5 million in 2003/04 and £851.5 million in 2002/03. The decrease in 2004/05 reflects the lump sum pension contribution of £320 million for the 2005-10 period, offset by increased operating profits discussed above. Similarly, the increase in 2003/04 was principally as a result of increased turnover and operating profits.

Returns on investment and servicing of finance includes £19.7 million of cash received in 2004/05 due to the early termination of certain interest rate swap contracts. £83.0 million was received in 2003/04 through a similar exercise. This reduced credit exposures to swap counterparties. The resultant gains are being deferred in the balance sheet and will be released to the profit and loss account over the period of the initial hedge.

Tax payments remain low reflecting the benefits of previous tax planning and the current tax charge discussed earlier.

A significant level of capital investment continues to be made, mainly as a result of the water and wastewater capital investment programme. The 2004/05 capital investment of £883.8 million represents a 13.2 per cent decrease over 2003/04, reflecting the phasing of the AMP3 capital programme.

Cash receipts in 2004/05 include the proceeds from the initial public offering of part of the group's investment in Manila Water Company and the disposal of the Green Energy business. Cash payments in 2004/05 include the acquisition of Capgemini's 14.6 per cent equity stake in Vertex for £47.7 million (including costs). Cash payments in respect of acquisitions in 2003/04 included the Eurocall acquisition by Your Communications, the acquisitions of Park Environmental Services and a waste management facility from Associated Octel by United Utilities Contract Solutions and the acquisition of First Revenue Assurance in Denver by Vertex. Cash receipts in 2002/03 included the proceeds from the disposal of the group's investment in US Water, offset by the investment in 7C.

£20.0 million was received from the issue of shares during the year, reflecting the exercise of share options. This compared with £504.1 million received in 2003/04 mainly as a result of the first tranche of the rights issue as described on page 16.

Dividend payments in 2004/05 represent an increase in line with the group's dividend policy.

As a result of the above, net debt* increased by £702.7 million to £4,141.1 million at 31 March 2005. Gearing, measured as net debt* divided by total capital employed (being equity shareholders' funds plus net debt*), increased to 57 per cent, compared with 53 per cent at 31 March 2004 and 57 per cent at 31 March 2003. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

**UNITED UTILITIES NORTH WEST**

**Business objectives**

United Utilities North West carries out the group's licensed multi-utility operations and aims to create value through the efficient management of its assets. The key objectives continue to be to deliver its regulatory contracts, to align its resources efficiently within the common geography of its licensed networks in north west England and to continue to improve service for customers. The business pursues strategies aimed at maximising the benefits of its multi-utility status and integrating its systems and procedures to generate efficiencies across its operations and provide a seamless service for customers.

United Utilities North West was formed during 2004/05 from the merger of the Customer Sales (which managed customer contact, billing and collections) and Service Delivery (which managed the regulated assets) business streams. Within United Utilities North West, three business streams have been created for water, wastewater and electricity, to ensure end-to-end accountability and balanced decision making on operating and capital expenditure. In addition, the customer business stream manages the relationship with the group's regulated customer base, including billing and cash collection.

**Financial highlights**

Turnover increased by 6.5 per cent to £1,384.7 million in 2004/05, largely due to a real increase of 8.9 per cent in water and wastewater prices offset by 3.0 per cent real reduction in electricity revenues. This compared with growth of 5.7 per cent in 2003/04, when water and wastewater prices increased by 4.0 per cent in real terms and when a real reduction of 3.0 per cent in electricity distribution prices was applied.

Segmental operating profit increased by 13.1 per cent to £587.9 million in 2004/05, primarily reflecting the increase in turnover. Segmental operating profit increased by 3.3 per cent in 2003/04 reflecting the increase in turnover, offset by a number of factors, principally higher operating costs and depreciation.

Capital investment for the year was £858.7 million (2003/04: £1,013.9 million). £706.9 million (2003/04: £864.2 million) was spent on water and wastewater and £151.8 million (2003/04: £149.7 million) on electricity distribution. The capital investment programmes for water and wastewater are progressing in line with the regulatory output schedule. In electricity, a programme of asset replacement and load investment has allowed the company to further enhance the resilience of the electricity network. This performance has been demonstrated by the improvement in Ofgem's regulatory measures of total customer minutes lost and total number of customer interruptions to supplies.

**Business performance**

Water quality performance improved to 99.74 per cent on the Drinking Water Inspectorate's water quality index, up from 99.72 per cent the previous year. United Utilities maintained water supplies to all customers during 2004/05 without the need for any water use restrictions. Enhancements to the water supply system have been undertaken to ensure that all parts of the region have adequate water supplies available in dry weather.

It is important for the business to take into consideration the impact of its activities on all stakeholders and on the environment. In 2004/05, the score in respect of non-compliant works (measured per head of population served) was 0.002 per cent, an improvement on the level achieved in 2003/04 of 0.26 per cent. This was achieved by putting problem works into an 'intensive care' programme, increasing maintenance spend, operator involvement and capital work. In 2004/05, as part of the capital investment programme, 76 continuous discharge and 145 UID improvement projects were delivered.

Furthermore, service levels continued to improve the Overall Performance Assessment (OPA) score, as measured by Ofwat, to 399 points in 2004/05 from 394 in 2003/04. The continued objective is to sustain the level of operational performance and reduce the cost of short-term remedial work required.

In the year ended 31 March 2005, the business was prosecuted on nine separate occasions relating to pollution incidents and consent breaches (eight in 2004). The company continues to work closely with the Environment Agency, highlighting the reduction in pollution incidents as a particular target for the business. Investment in odour control systems also increased, addressing an issue that has become of growing concern to some customers. A series of health and safety initiatives has been implemented to reduce risks, which helped reduce the days lost due to accidents from 985 to 851.

Working in partnership with contractors, the business is successfully delivering Ofwat's regulatory output schedule. The policy to standardise designs and equipment, wherever possible, is helping to make sure money is invested wisely and, at the same time, reduce the whole-life costs of new plant and equipment.

In December 2003, Ofwat published its final decision on the Interim Determination of K ('IDoK') application, which allowed an increase in real prices by a further 4.4 per cent in 2004/05. This was in addition to the allowed 4.5 per cent real price rise, which was set at the last price review and brought the total allowed real price increase for 2004/05 to 8.9 per cent. The increase reflects certain additional costs the business had experienced since 2000 that were not initially allowed in the five-year regulatory period 2000-05, including higher construction costs and extra costs and loss of revenue following the ban on disconnection of households for non-payment of bills.

When Ofwat adjusted price limits in December 2003 as a result of United Utilities' IDoK, expenditure relating to a number of schemes in the sewer overflow programme (also known as UIDs), which had been identified as being poor value for money, was eliminated from 2004/05 prices. In the review of price limits completed in 2004, United Utilities submitted a claim (which was agreed by the regulator) for work it had carried out or planned to carry out before the end of the regulatory period 2000-05 in relation to UIDs. In its final determination in December 2004, Ofwat included completed or proposed work it considered to be cost-effective within 2005-10 prices. If other work is required in these catchments during 2005-10, then United Utilities will seek the recovery of costs according to the procedures set out in Ofwat's protocol for dealing with changed requirements between price limits or through the next price review.

Throughout the year, real improvements in managing cash and the problems associated with long-standing customer debt have continued to be delivered. Regulatory targets on all customer service measures have been met or exceeded. The number of telephone calls answered within 30 seconds was 93.9 per cent, against a regulatory target of 86 per cent and a 2003/04 industry average of 93.5 per cent.

United Utilities Water has migrated the vast majority of its customers onto a new billing system, and this has been used to calculate and send customers' bills for 2005/06. The new system is targeted to deliver cost savings for the business in 2005/06 as well as providing significant service improvements for customers.

In electricity distribution, both regulatory targets and the company's own internal targets for providing continuous supplies to customers were out-performed. Customer interruptions and minutes lost per connected customer were reduced. Through good contingency planning and a rapid response, service teams were able to minimise the impact on customers of damage to the distribution network caused by winter storms, notably the major incident affecting Cumbria and Lancashire in north west England, in which a storm severely damaged the electricity network supply to 250,000 customers.

**Business impacts**

To ensure that higher levels of performance continue to be achieved following the acceptance of the final determinations in December 2004, new initiatives are being designed to improve efficiency and reduce cost. Key to this aim, the business restructuring programme is designed to streamline operations, achieve cost savings and enable customer service to be led from one part of the business. Procedures are now largely in place for the management of the next five-year capital investment programmes in water, wastewater and electricity distribution. This will ensure that the appropriate business processes, organisation, systems and commercial contracts are in place to provide maximum shareholder value from the asset base.

During May 2005, the company appointed partners to help deliver its £2.9 billion water and wastewater programme during the AMP4 (2005-10) regulatory period. This covers the majority of the water quality and environmental improvements that will be carried out on its treatment works and major sewer overflows over the next five years.

The delivery of United Utilities' previous investment programme has confirmed the success of its framework contractor approach, which was put in place during AMP3. The delivery strategy for AMP4 builds on this success with the group taking a leading role in programme management, increasing its internal resources in engineering and design and placing a greater emphasis on performance management through the alignment of financial targets with partners and benchmarking out-turn results. A key enabler is the creation of integrated work teams with responsibility for delivering projects from conception through to commissioning. These changes will help the group deliver the capital efficiencies required by Ofwat.

For the first time, the execution of the group's electricity distribution investment programme is being more closely aligned with the delivery of its water and wastewater network programmes. The appointed partners, who will help carry out work on the group's network of sewers, pipes and cables during the 2005-10 period, are Balfour Beatty and Morgan Est. This approach should enable the group to target significant cost savings through the use of common systems, improved scheduling and more integrated supply chain management. Contractors will also be better incentivised to make cost savings, without compromising on quality, by aligning the sharing of efficiencies.

Operational strategy is being realigned to deliver further efficiencies in operations and maintenance. Areas that will yield benefits include automation and the remote monitoring of plant, streamlining of processes and the development of high performance teams. Reductions in overheads and accommodation costs and supply chain management should maximise value from the scale of the business and deliver benefit from long-term partnerships with key suppliers.

Having made preparations in advance of receiving the final regulatory determinations, which the group accepted in December 2004, the group has plans in place, which it believes will enable it to meet the efficiency challenges over the 2005-10 period. In its final determination, Ofwat granted United Utilities Water an average annual real price increase of 4.5 per cent over the next five years. The price profile is front-end loaded, with the highest increases in the first two years of the review period. In its final proposals, Ofgem allowed United Utilities Electricity a real price increase of 8.2 per cent in 2005/06, followed by constant real prices thereafter.

The price rises allowed in the recent water price review caused concern for United Utilities North West and its customers about the affordability of water bills, particularly for vulnerable customers. Processes are in place to manage debt in a way that is fair to customers and effective for the business. Furthermore, a range of initiatives is available that provide support, such as the vulnerable customer tariff, an arrears allowance scheme and money advice services.

In 2005, an independent charitable trust was created, to which the group intends to donate £15 million over the next five years. The trust will help water customers facing financial difficulty by clearing outstanding water arrears and other, non-water, bills.

During the year, the business has issued communications to help ensure that all customers understand the reasons for increased water bills, through, for example, the use of regional media to carry local articles about the customer benefits of the investment programme, raising awareness of the water and wastewater services supplied and through business customer seminars. Information on the group's investment plans and the price review process are also available through the group's web site, leaflets and customers' bills.

United Utilities North West has taken a leading role in the Debt Focus Group of Water UK, an industry-wide body, looking at ways to improve the Department for Work and Pensions' 'Water Direct' scheme. It continues to lobby for changes to the benefits system to extend the range of benefits from which deductions can be made and to improve the take-up of such schemes.

**UNITED UTILITIES CONTRACT SOLUTIONS**

**Business objectives**

United Utilities Contract Solutions applies the group's core infrastructure management skills to growth markets in the UK and overseas by seeking to develop secure long-term income streams, while managing the resultant changes to the group's risk profile.

Utility Solutions is responsible for the group's utility outsourcing contracts in the UK. The approach adopted by Scottish Water and Southern Water for the delivery of their capital investment programmes shows the continuing trend for larger outsourcing opportunities. The portfolio of existing contracts, and the market-focused offering of the Utility Solutions' business, means it is well placed to take advantage of similar future opportunities.

The multi-utility expertise within Industrial and Commercial Solutions presents real growth opportunities within the UK domestic, industrial and commercial markets as companies continue to seek new ways to deliver cost-effective services.

The International division applies the group's expertise in infrastructure management and operations to develop and manage utility projects around the world. It currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

**Financial highlights**
Turnover increased by 21.5 per cent to £543.1 million in 2004/05, largely due to increased activity on the British Gas Trading contract and the first full-year impact of the Scottish Water contract. This compares with an increase in turnover of 12.5 per cent in 2003/04 due to the first full-year impact of the British Gas Trading contract and the initial impact of the Scottish Water contract.

Segmental operating profit increased by 16.8 per cent to £79.2 million in 2004/05, reflecting the increasing maturity of contracts, the first full-year impact of the Scottish Water contract, increased shareholdings in European concessions and increased activity on the British Gas Trading contract. Segmental operating profit in 2003/04 increased by 15.3 per cent to £67.8 million reflecting the increase in contract activity, including the initial impact of the Scottish Water contract and increased shareholdings in European concessions.

**Business performance**
***Utility Solutions***
During the year, two major outsourcing contracts with Welsh Water and Southern Water were signed, which have a combined total contract value of £1.8 billion to United Utilities. Both contracts commenced successfully in April 2005. The original Welsh Water contract, signed in 2001, was scheduled to expire on 31 March 2005. Following a competitive tender process, Utility Solutions retained the provision of operations and maintenance services on the water treatment assets in north and south Wales, and the wastewater treatment assets in north Wales. The new contract, which is for up to 15 years from 1 April 2005 and subject to five-yearly performance reviews to coincide with future price control periods, also requires the provision of specified shared services, including an operational activity centre, education and recreational facilities. Over the course of the original contract to 2005, Dwr Cymru Welsh Water moved from near the bottom of the Overall Performance Assessment tables to second position.

The contract with Southern Water is being managed by a consortium consisting of United Utilities and Costain, which each have shares of 40 per cent, and Montgomery Watson Harza, which has a 20 per cent share. The contract is worth around £750 million to the consortium, which is responsible for project managing, designing and delivering more than 250 water and wastewater improvement schemes across parts of Hampshire, West and East Sussex, Kent and the Isle of Wight.

The first full year of the Scottish Water Solutions contract has also been successful. In partnership, Utility Solutions is helping Scottish Water deliver approximately £1.1 billion of its capital investment programme. During the year, the investment target of £426 million, including efficiencies, was achieved. The joint venture company won three awards at the annual Utility Industry Achievement Awards ceremony, reflecting excellent business practices.

United Utilities' eight-year contract to operate the north of England gas distribution network commenced on 1 June 2005, with around 1,100 employees transferring from National Grid Transco to United Utilities. The contract is worth around £1.1 billion and covers the management of around 36,000 km of gas mains, serving a population of more than six million. The north of England distribution network extends from the Scottish border to South Yorkshire and across to Carlisle and Cumbria.

***International***
In Manila, the joint venture company successfully listed on the Philippine Stock Exchange during March 2005. The International business placed part of its overall shareholding in the business, reducing its interest to 11.7 per cent. The International business also retains the secure revenue stream as the designated international operator.

In Australia, work is ongoing on the construction of a £7 million advanced wastewater treatment plant and network at Victor Harbor for the South Australian Water Corporation and state government. Once construction is completed, the Australia business has a 20-year contract to operate and maintain the assets.

***Industrial and Commercial Solutions***
Activity levels for the metering services contract with British Gas Trading continue to be on target. The requirements of the contract are now fully embedded in the operations of the business.

A 15-year contract was signed during the year to provide facilities and property management, highways engineering and transportation services to Thurrock Unitary Council, working alongside Vertex.

The business has also been named as preferred bidder in partnership with Fujitsu and Vertex to provide a similar range of services to Walsall Council. This contract is expected to commence later in the year. The contracts with Thurrock Unitary Council and Walsall Council, combined, are worth around £200 million to United Utilities Contract Solutions.

The Industrial business secured a five-year contract to operate and maintain water and wastewater assets for the Atomic Weapons Establishment. The contract provides for a potential extension to 20 years and the provision of ancillary services, such as capital maintenance. The services do not include handling radioactive or contaminant discharges.

**Disposal of Green Energy**
During December 2004, United Utilities sold its Green Energy operational assets for £63 million in cash to Novera Macquarie Renewable Energy Limited, a company jointly owned by Novera Energy and Macquarie Bank of Australia.

**Business impacts**
United Utilities Contract Solutions' businesses serve different markets with different influences. The new management structure, adopted during this financial year, increases focus within the business on the differing risks which impact on the business streams.

A key issue as the business grows is to recruit, retain and develop the right people. A sponsorship scheme for undergraduate students, which involves a job placement whilst at university, is now into its second year. In addition, the business has been recruiting for its apprenticeship programmes in Wales and Scotland.

The business aims to mitigate risks from operations by partnering with experienced and skilled specialist organisations to deliver the services required under contract, where this is thought appropriate. The ability to identify resources to meet developments within the market is a priority of the business.

**VERTEX**
**Business objectives**
In order to accommodate the growth and broader business base of the company, Vertex has recently restructured from a functionally based organisation to a divisionalised structure, which better reflects the markets in which it operates. The company now operates through four distinct lines of business, with the creation of a Public Sector division, Financial Services division, Utilities and Enterprise division and North American division. Vertex believes that the reorganisation has positioned the company for further growth and will enable greater responsiveness to client requirements within the target sectors.

***North America***
Vertex's strategy in North America is: first, to optimise delivery on the Hydro One contract in Canada (a ten-year deal worth nearly £140 million); and second, to pursue large North American energy and utilities opportunities as the market continues to deregulate, by leveraging off its UK energy and utilities market deregulation experience. In March 2004, Vertex acquired a US based debt collection agency, First Revenue Assurance (FRA), giving it

a route to the larger utilities deals by gaining a foothold in the US utilities collections market and supporting its North America utilities strategy. Finally, through its channel partners, who provide access to key market areas, Vertex intends to pursue deals that have the potential to utilise its facilities in India and it is already in discussions with a number of potential clients.

***Public sector***
Vertex is successfully pursuing its strategy of growing its business in both local and central government. It regards the Westminster City Council contract as a blueprint for transforming service delivery in local government and a basis for its future expansion plans. At the time of contract signature, it was the UK's largest local government outsourcing deal, worth up to £422 million. In this contract, Vertex developed a fresh approach – called 'Citizen First' – to deliver local authority services. This was applied to the successful bid for Thurrock Unitary Council. This contract, secured during the year, is one of the largest transformational outsourcing deals in the UK, worth £427 million over 15 years. In partnership with Thurrock Unitary Council, Vertex will manage and re-engineer a number of their business processes, ranging from business accounting and financial services to revenue services, procurement and human resources. The contract is being managed in partnership with United Utilities Contract Solutions, which is providing facilities management, highways engineering and transportation services to the council.

In the central government market, Vertex has operated the successful 'Payments Modernisation Programme' for the Department for Work and Pensions for the last two years and is currently in discussions about a number of other central government business process outsourcing opportunities.

Vertex, in partnership with United Utilities Contract Solutions, has also been named as preferred supplier to provide Walsall Council with services to meet its modernising and efficiency agendas, working as a subcontractor to Fujitsu Services. This is a similar contract in size and scope to the contract with Thurrock Unitary Council, and is expected to commence later in the year.

***Utility and enterprise***
Vertex continues to grow organically. It offers clients customer management expertise, coupled with benefits from the economies of scale available across its multi-client sites as it standardises processes across its operations, reducing the cost base, sharing common infrastructure and improving margins.

Underpinning its strategy in both the utilities and private enterprise sectors, Vertex has continued to grow its operations in New Delhi, India and has commissioned a second site to support that growth. Vertex offers clients a total solution, either combining operational locations in both India and the client's home market or by transferring client operations offshore. In both models, clients benefit from fast, low-risk access to the economic and educational benefits of the Indian marketplace.

***Financial services***
Recently, Vertex acquired Marlborough Stirling plc. This acquisition will provide Vertex with an entry point into the business process outsourcing segment of the financial services market. The group believes that Marlborough Stirling has significant untapped potential that can be unlocked by combining its sector specific knowledge with Vertex's expertise in business process outsourcing. The merger of the two businesses also provides opportunities to secure synergy savings. Vertex has already identified immediate opportunities to deliver efficiencies of around £6 million per annum on a full-year basis from the acquisition. These savings will be derived from a reduction in central overheads, such as corporate costs, and the alignment and integration of Marlborough Stirling's systems, processes and facilities with Vertex's existing operations.

**Financial highlights**
Turnover increased by 7.6 per cent to £396.4 million in 2004/05, predominantly due to the increase in volumes on public sector contracts and the first full-year impact of the North American debt collection activity. In 2003/04, the increase in turnover of 19.8 per cent to £368.5 million was primarily due to the first full-year impact of the contracts with the Department for Work and Pensions and Westminster City Council.

Segmental operating profit improved by 5.2 per cent to £26.4 million, reflecting the increased external contract activity, offset by higher bid costs, principally on the Thurrock and Walsall contracts, together with other contract opportunities that Vertex is pursuing. In 2003/04, the segmental operating profit increased by 33.5 per cent to £25.1 million, due to the effect of increased activity and improved margins.

Vertex's segmental operating margin (6.7 per cent margin in 2004/05) was comparable with the 6.8 per cent margin in the previous year and higher than the 6.1 per cent margin in 2002/03. Margin growth has been held back by the higher than normal level of bid costs in 2004/05 compared with 2003/04. The segmental operating margin improvement in 2003/04 was achieved due to the increased maturity of the external contract portfolio and cost reductions on intra-group contracts, together with the relatively low level of contract mobilisation in 2003/04.

**Business performance**
In the financial year ended 31 March 2005, Vertex won contracts with a total contract value in excess of £550 million. Contract wins in 2003/04 and 2002/03 were valued at £219 million and £593 million respectively. The Thurrock Unitary Council contract announced in November 2004 is Vertex's largest ever deal, with a total contract value of £427 million.

Vertex's outsourcing contract with Westminster City Council continues to progress well. Since last year, the scope of the contract has been extended to include parking services. This extension is worth around £45 million over ten years in addition to Vertex's original £422 million contract with Westminster.

Vertex has signed a new seven-year contract, with a review point after four years, with Powergen Retail Limited, part of E.ON UK. This amends its current agreement, which began in 2003. The new longer-term contract will redistribute work on a functional basis to enable both companies to maximise economies of scale.

In November 2004, United Utilities acquired Capgemini's 14.6 per cent equity stake in Vertex for £47.7 million (including costs) in cash. Following this transaction, United Utilities now owns 100 per cent of Vertex's share capital and Capgemini no longer has any representation on the board of Vertex. This acquisition does not alter the strategic alliance that exists between the two companies.

**Business impacts**
Vertex has an active and robust corporate governance programme designed to manage strategic and tactical risks, which could impact the business. Risks are clearly identified and monitored on a regular basis.

With clear objectives, and an experienced management team, Vertex believes it is on course to continue its growth by increasing the choice of services offered to clients and by helping them transform the way they do business.

**YOUR COMMUNICATIONS**

**Business objectives**
Your Communications' continuing objective is to sustain its progress. Its sector is growing but is fiercely competitive. In March 2004, the business announced the acquisition of Eurocall, and such consolidation strengthens Your Communications' position for the future.

Eurocall complemented existing operations and added significant breadth and depth to the customer base. The acquisition also delivered synergy benefits by combining the operations of the two organisations, in the region of £9 million annually.

The group's strategy for Your Communications remains unchanged. The business is continuing to be developed with a view to its disposal when shareholder value can be maximised.

**Financial highlights**
Turnover increased by 25.9 per cent in 2004/05 to £233.6 million, compared with an increase of 14.8 per cent in 2003/04, as a result of the continued progress of the business in increasing its proportion of higher value business sales combined with the Eurocall acquisition. Segemental operating losses were reduced by 69.3 per cent to £5.1 million in 2004/05 compared to a reduction of 14.9 per cent in 2003/04. This was due to increased revenue, control of operating costs and the successful integration of Eurocall.

**Business performance**
The business substantially reduced segmental operating losses for the full year and achieved break-even** in the second half of the year. This was achieved through close attention to the cost base of the business, taking advantage of further efficiencies and maintaining the synergy benefits gained as a result of the Eurocall acquisition, which provided a significant volume of new business, and is now a fully integrated part of Your Communications. In addition, the business has been able to reduce its indirect cost base as a result of a programme to reach deeper into the operators' networks, thus resulting in lower costs.

As at 31 March 2005, the first three phases of Your Communications' contract with the Northwest Development Agency to provide broadband access to Cumbria had been completed, approximately one month ahead of schedule. To date, service is available to over 50 per cent of the designated public sector sites.

The company billed a total of 3.72 billion minutes in 2004/05, compared with 2.94 billion minutes in 2003/04.

**Business impacts**
The new unified industry regulator, Ofcom, was established with effect from December 2003 and is now undertaking a strategic review of the UK telecommunications market as discussed on page 11.

**LIQUIDITY AND CAPITAL RESOURCES**
The group's primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cash flow statement on page 58, in the financial year ended 2005, net cash flow generated from the group's trading operations was £725 million, compared with £924 million in 2004 and £852 million in 2003. The water regulator and the electricity regulator set a major element of the group's revenues from ongoing operations, providing both a stable and a predictable source of funds.

**Treasury policy**
The group's treasury function operates within policies approved by the board, does not act as a profit centre and does not undertake any speculative trading activity. It seeks to ensure that sufficient funding is available to meet foreseeable needs and maintains reasonable headroom for contingencies. Long-term borrowings are structured or hedged to match earnings, which are largely in sterling, indexed to inflation and subject to regulatory price reviews every five years. Exposure to interest rate movements for the following 12 months is largely eliminated at the start of each financial year using short-term hedges. The credit quality of counterparties and individual aggregate exposures are reviewed annually.

**Debt financing**
Moody's Investor Service rates the credit of United Utilities PLC as A3 on a long-term basis with a stable outlook and P-2 on a short-term basis. Equivalent ratings published by Standard and Poor's Rating Services are BBB+ long-term with a stable outlook and A-2 short-term.

The group's net debt* (which is reconciled to gross debt in note 23 to the consolidated financial statements) of £4,141.1 million at 31 March 2005 comprised £4,059.0 million of bonds, £654.4 million of loans from European Investment Bank ('EIB'), the group's largest investor, £81.0 million of long-term leasing and £208.0 million of bank loans and other borrowings, offset by £861.3 million of cash and short-term investments.

**Shorter-term liquidity**
Short-term liquidity requirements are met from the group's normal operating cash flow. Further liquidity is provided by cash and short-term investment balances, the company's US$1.5 billion euro commercial paper programme, supported by committed bank facilities and committed but undrawn long-term credit facilities.

Cash and short-term investment balances were £861 million at 31 March 2005, compared with £1,031 million at 2004 and £689 million at 31 March 2003.

Bank overdrafts and temporary borrowings, which are repayable in less than one year, were £37.1 million at 31 March 2005, compared with £32.6 million at 31 March 2004 and £157.5 million at 31 March 2003. The weighted average rate of interest on bank overdrafts and temporary borrowings was 5.16 per cent (2004: 3.87 per cent, 2003: 4.25 per cent). The group had available committed bank facilities of £875.0 million (2004: £775.0 million, 2003: £935.0 million) of which £873.4 million was unutilised at 31 March 2005 (2004: £773.1 million, 2003: £934.2 million). Of the amounts unutilised, £100.0 million expires within one year, £323.4 million expires after one year but in less than two years, and the remaining £450.0 million expires in more than two years.

Although unutilised during the financial year ended 31 March 2005, the US$1.5 billion euro commercial paper programme still provides for the periodic issuance of notes by United Utilities, United Utilities Water and United Utilities Electricity. The notes will have a maturity (not less than one day and not more than 364 days) and an interest rate determined at the time of issuance. United Utilities has entered into £875 million of credit facilities, as noted above, used primarily as support for the US$1.5 billion euro commercial paper programme.

**Longer-term liquidity**
The group has effective access to the international debt capital markets through its €5 billion medium-term note programme which provides for the periodic issuance by United Utilities, United Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time that the instruments are issued. In addition, the group has a US$2 billion shelf registration with the United States Securities and Exchange Commission. This enables effective access to the US bond market, allowing the holding company flexibility to access the US market in a similar way to the medium-term note programme. Neither programme represents a funding commitment, with funding only becoming committed when debt securities have been successfully issued. The currencies in which debt is held are disclosed in note 23 to the consolidated financial statements.

The group arranged £50 million of new five-year medium-term committed bank facilities and new facilities totalling £100 million were also agreed. In addition, an agreement was signed for £200 million of funding from EIB which remains undrawn.

The group's term loans were £4,884.3 million at 31 March 2005, compared with £4,356.0 million at 31 March 2004 and £3,715.9 million at 31 March 2003. Amounts repayable after more than five years comprise bank and other loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,252.1 million (2004: £1,852.9 million, 2003: £1,932.0 million) and are at floating rates on £342.6 million (2004: £361.5 million, 2003: £359.0 million).

**Interest rate management**
The group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The group's exposure to interest rate fluctuations is managed in the medium term through the use of interest rate swaps and the use of financial futures contracts traded on LIFFE. The average interest rate for 2004/05 was 7.4 per cent, compared with 7.0 per cent in 2003/04 and 6.9 per cent in 2002/03.

**Quantitative and qualitative disclosures about market risk**
***Risk management***
The principal financial market risks faced by the company are the risks of interest rate movements and foreign currency movements.

**Table 7:**

During the last financial year, the group received £556 million of term funding. The details of this financing are as follows:

| | Rate | £m |
|---|---|---|
| Medium-term notes: | | |
| GBP – 2035 | 5%(1) | 200.0 |
| USD – 2009 | Floating(2) | 5.7 |
| EUR – 2020 | 4.25%(3) | 350.4 |

Notes:
(1) Long-term debt issues swapped to a floating interest rate, set by reference to GBP LIBOR.
(2) Interest rate is set by reference to USD LIBOR.
(3) Debt denominated in a foreign currency has been swapped to GBP with a floating interest rate, set by reference to GBP LIBOR.

**Table 8: Interest rate risk**

| | | Market value change | | | Market value change | |
|---|---|---|---|---|---|---|
| Interest rate movement | **Market value 31 March 2005 £m** | +1% movement in interest rate £m | −1% movement in interest rate £m | Market value 31 March 2004 £m | +1% movement in interest rate £m | −1% movement in interest rate £m |
| Long-term debt | **(5,002)** | 296 | (342) | (4,568) | 266 | (304) |
| Interest rate swaps | **(47)** | (8) | 25 | (44) | (116) | 135 |
| Currency swaps | **(8)** | (108) | 126 | 100 | (91) | 107 |

**Table 9: Foreign currency risk**

| | | Market value change | | | Market value change | |
|---|---|---|---|---|---|---|
| | **Market value 31 March 2005 £m** | +10% movement in foreign exchange rate £m | −10% movement in foreign exchange rate £m | Market value 31 March 2004 £m | +10% movement in foreign exchange rate £m | −10% movement in foreign exchange rate £m |
| Long-term debt | **(5,002)** | 257 | (304) | (4,568) | 227 | (277) |
| Currency swaps | **(8)** | (252) | 298 | 100 | (230) | 281 |

**Table 10: Contractual obligations**

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| | Less than one year £m | 2-3 years £m | 4-5 years £m | More than 5 years £m | Total £m |
| Long-term debt | 467.3 | 988.0 | 887.0 | 2,542.0 | 4,884.3 |
| Interest on long-term debt | 273.8 | 503.4 | 330.2 | 2,020.1 | 3,127.5 |
| Capital lease obligations | 0.8 | 11.3 | 16.2 | 52.7 | 81.0 |
| Operating leases | 13.8 | 21.3 | 15.8 | 203.4 | 254.3 |
| Purchase obligations | 67.1 | 19.1 | 3.5 | 0.5 | 90.2 |
| Capital commitments | 277.9 | 42.8 | 7.1 | 4.2 | 332.0 |
| Total contractual cash obligations | 1,100.7 | 1,585.9 | 1,259.8 | 4,822.9 | 8,769.3 |

**Table 11: Financial guarantees**

| | Amount of commitment expiration per period | | | | |
|---|---|---|---|---|---|
| | Less than one year £m | 2-3 years £m | 4-5 years £m | More than 5 years £m | Total £m |
| Guarantees | 134.9 | 224.5 | 5.0 | 290.0 | 654.4 |
| Total commercial commitments | 134.9 | 224.5 | 5.0 | 290.0 | 654.4 |

*Interest rate and foreign currency management*
The company uses a combination of interest rate swaps, futures and funding instruments to hedge exposure to interest rate volatility. The company's use of derivative instruments relates directly to underlying indebtedness; no speculative or trading transactions are undertaken. The proportion of debt at effective fixed rates of interest for a period greater than one year is set in conjunction with the level of floating rate debt and projected regulatory revenues that are exposed to inflationary adjustments (index linked). In addition, the company aims to manage its short-term budgetary commitments by ensuring that the majority of floating rate interest is fixed for periods of less than one year through the use of exchange-traded financial futures. The company has limited exposure to foreign currency exchange rate movements. Interest rate management and funding policies are set by the board. The company has elected not to designate any of its derivative instruments as hedges for US GAAP accounting purposes.

*Quantitative disclosure of market risk*
The analysis in tables 8 and 9 presents the sensitivity of the market value of the group's financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group's view of changes that are reasonably possible over a one-year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cash flows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cash flow pricing model.

For long-term debt, a favourable change in market value results in a decline in the value of debt. For other financial instruments, a favourable change in market value results in an increase in market value.

**Interest rate risk**
The sensitivity analysis in table 8 assumes an instantaneous 1.0 per cent (100 basis points) move in interest rates for all maturities and all currencies from their levels at 31 March 2005 and 31 March 2004, with all other variables held constant.

The movement in market value of debt and instruments hedging debt will not result in any immediate change to the group's financial statements, since market values are not recognised on the group balance sheet. An increase in short-term interest rates of all currencies of 1.0 per cent would decrease group net interest payable for the financial year by £3.1 million (2004: decrease of £4.5 million; 2003: increase of £2.0 million).

**Foreign currency risk**
The sensitivity analysis in table 9 assumes an instantaneous 10.0 per cent change in foreign currency exchange rates against sterling from their levels at 31 March 2005 and 31 March 2004, with all other variables held constant. The +10.0 per cent case assumes a 10.0 per cent strengthening of sterling versus all other currencies and the -10.0 per cent a weakening of sterling.

Market value changes from movements in currency rates in long-term debt, currency swaps and forward contracts hedging debt are taken through the group's statement of total recognised gains and losses in accordance with the hedge accounting requirements in SSAP 20.

Substantially all cash and cash equivalents are held in sterling and sterling denominated instruments.

**Contractual obligations**
Table 10 summarises the contractual obligations of the group and the effect such obligations are expected to have on the group's liquidity and cash flow in future periods.

Table 11 discloses financial guarantees given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. The £654.4 million of financial guarantees relates to borrowings by United Utilities Water and United Utilities Electricity from EIB.

The capital commitments of the group as at 31 March 2005 were £332 million, for which the group has contractual commitments. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators.

The purchase obligations of the group primarily relate to services for which the group has purchase orders or contractual commitments at 31 March 2005.

Table 10 does not include the group's contributions to pension schemes. A lump sum contribution of £320 million was made on 31 March 2005, split between the group's two defined benefit pension schemes. The group does not expect to make any further cash contributions during the 2005-10 period into the defined benefit pension schemes although the results of the next actuarial valuation will be incorporated into the 2007/08 financial statements. Subsequent actuarial valuations will influence contributions payable in future years. Employer's contributions in the year ended 31 March 2005 for the defined benefit pension schemes were £49.2 million, excluding the lump sum contribution.

Table 10 includes interest payments on long-term debt held at 31 March 2005. This does not take into account incremental financing in respect of future capital commitments and the refinancing of existing long-term debt. It also does not take into account interest receivable on cash balances. Floating interest rates for certain debt items, which are not fixed, are assumed to remain constant until the debt item is repaid. The interest payments shown exclude the impact of derivative instruments, where applicable.

**Off-balance sheet arrangements**
*Joint ventures*
The group enters into joint ventures with consortium partners. The financial and legal structure of a joint venture is designed to limit the group's exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. Excluding the provision for joint venture losses in accordance with FRS 9, for which the company has no financial commitment, the maximum exposure of the group is limited to the carrying value of the investments, which was £70.5 million at 31 March 2005 (2004: £70.0 million), and the trade debtors due from the joint ventures of £14.6 million at 31 March 2005 (2004: £11.1 million). All joint venture arrangements have been consolidated into the company's results on a gross equity accounting basis. The joint venture normally enters into the main contract with the customer, for example, by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the group to take on only those risks that fall within its normal commercial expertise, such as infrastructure management, while other parties will provide their skills to the joint venture and take on those risks accordingly, for example, design and construction. However, the performance of any joint venture will affect the group's financial performance to the extent of its interest in such a joint venture.

*Performance guarantees*
As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled, and other possible remedies under the contract are not successful.

Total guarantees as at 31 March 2005, where a financial limit has been specified, were £84.1 million (2004: £146.8 million; 2003: £133.6 million).

A guarantee which has unlimited liability is supported by an indemnification agreement from a third party external to the United Utilities group. This indemnification agreement follows the disposal of certain operations to a third party, and contains no limit on the value of indemnity available. Therefore any payments under this guarantee may be fully recoverable from the third party.

A guarantee for £1.2 million supports a short-term contingent financial exposure of a partnership company. This guarantee represents 50 per cent of the total contingent financial exposure. Negotiations to reduce the value of this contingent financial exposure are continuing and it is expected that any liability arising may be met from resources within the partnership company. This would mean that the guarantee would not be called.

In certain circumstances, the group has issued guarantees and performance bonds to support its contribution to the performance of partnership companies. In some instances, the partnership company is responsible for arranging the issue of the guarantee and the partners are required to provide an indemnity to the issuing financial institution for a share of that guarantee, usually in proportion to the respective shareholdings in the partnership company. Where this is the case, recovery of any amounts paid under the guarantee will be in proportion to the indemnities provided. Therefore, the full value of the guarantee arranged by the group would only become payable if the total project guarantee were to be payable in full.

Alternatively, the partners may be required to arrange the issue of separate guarantees directly to the client, normally contributing to the total guarantee requirement in proportion to the shareholding in the partnership company. In most cases, these arrangements are supported by cross-indemnities from the partners so that the partners must pay a proportionate share of any claim under any of the individual guarantees issued. Therefore, the full value of the guarantee arranged by the group will only become payable if the total project guarantee is called in full.

Guarantees issued by the group directly to the client, supporting the performance of partnership companies, totalled £53.8 million at 31 March 2005. This includes a guarantee of £24.3 million, which is supported by cash held in escrow to secure the cross-indemnity from partners.

The value of indemnities issued to financial institutions by the group, in order to support the issue of a guarantee by the financial institution on behalf of the partnership company, totalled £12.0 million at 31 March 2005.

Guarantees totalling £17.1 million relate to the disposal of certain operations, and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that, in the event of a claim, the group may be able to recover funds from its insurers, although this will depend on the circumstances of the incident giving rise to the claim under the indemnity.

The carrying value of the guarantees discussed above has been £nil for the past three fiscal years.

**Inflation**

Inflation affects revenues, operating expenses and interest charges. However, the impact of inflation has not had a material effect on the group's operating results during the year.

**Summary**

Management has reviewed the business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next twelve months. In total, at 31 March 2005, committed facilities of £773.4 million expiring in more than one year, together with cash and short-term investments of £861.3 million and undrawn funding from EIB of £200 million, provide substantial pre-funding for the group.

## ACCOUNTING ISSUES

### INTERNATIONAL FINANCIAL REPORTING STANDARDS

From 1 April 2005, the group will be required to comply with International Financial Reporting Standards (IFRS) endorsed for use in the European Union. The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 September 2005.

The most significant areas of impact of IFRS for the group's reported results are detailed below. However, this is not intended to represent an exhaustive list of differences. Any new standards or interpretations issued by the International Accounting Standards Board (IASB) will be assessed and considered by the group on an individual basis.

- Fixed asset accounting – the most significant impact of IAS 16 for the group relates to the accounting for infrastructure assets within United Utilities Water. The paragraphs within FRS 15 that specifically permit renewals accounting are not present within IAS 16. Therefore, it will be necessary to assess the number of segments within the water infrastructure network and, for each, determine a useful life and residual value so as to depreciate the segments individually. Furthermore, the classification between operating expenditure and capitalised costs of amounts spent to maintain the network will also be reassessed under the new standard.

  Since the net book value of the infrastructure network was determined using an accounting policy not compliant with IFRS, it will be necessary to establish a deemed cost for the opening balance sheet value of the infrastructure network by reference to the fair value at the date of transition (in accordance with IFRS 1, 'First-time adoption of International Financial Reporting Standards').
- Pensions – under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised gradually through the profit and loss account over the average expected future working lifetime of current employees. Under IAS 19, any legal and constructive obligation for post employment benefit plans must be immediately recognised as an asset or liability on the balance sheet.
- Financial instruments – all derivative instruments, which under UK GAAP represent off balance sheet instruments, are to be carried at fair value within the balance sheet under IAS 39. Each year, the movement in fair value of the derivatives is recognised in the income statement. An election is provided within IAS 39 such that, where an 'effective' hedge relationship can be demonstrated between a derivative instrument and an underlying item of debt, the carrying value of the debt item will be adjusted to reflect the risks being hedged. When presented in this way, the movement in debt should theoretically offset the movement in derivatives; reducing the volatility within the income statement. However, any ineffective portions of such hedges are recognised immediately within the income statement. In the absence of any hedge relationships, debt is held at amortised cost, with any movements in the fair value of derivatives therefore potentially introducing significant volatility to the income statement.

  The group has elected to apply IAS 39 in relation to financial instruments from 1 April 2005, thereby taking advantage of the exemption afforded by the standard from its application to 2005 results when presented in accordance with IFRS.
- Deferred tax – unlike UK GAAP, IAS 12 does not permit discounting of the deferred tax provision.

### CRITICAL ACCOUNTING POLICIES

The group prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United Kingdom and reconciles its net income, shareholders' equity and financial position to US GAAP, as shown in the summary of differences between UK and US GAAP in note 37 of the consolidated financial statements. As such, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The group's accounting policies are detailed in note 1 of the consolidated financial statements. The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under UK and US GAAP.

*Carrying value of long-lived assets*
The group's accounting policy for tangible fixed assets is detailed in note 1(g) of the consolidated financial statements. The carrying value of tangible fixed assets under UK GAAP as at 31 March 2005 was £8,234.9 million. Additions to tangible fixed assets totalled £894.3 million and the depreciation charge was £365.9 million in the year ended 31 March 2005. The estimated useful economic lives of fixed assets are based on management's judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of fixed asset investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

In accordance with UK and US GAAP, the group is required to evaluate the carrying values of fixed assets for impairment whenever circumstances indicate, in management's judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cash flows, growth rates and discount rates of the income generating units under review. In the year ended 31 March 2003, the group reviewed the carrying value of its telecommunications assets, in accordance with FRS 11, 'Impairment of fixed assets and goodwill', under UK GAAP. Based on an assumed pre-tax nominal weighted average cost of capital of 16 per cent, and a long-term real growth rate of 2.25 per cent, an adjustment to value of £25.5 million was made representing £14.6 million tangible assets, £8.6 million definite-lived intangible assets and £2.3 million goodwill. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with Statement of Financial Accounting Standard ('SFAS') 144, 'Accounting for impairment or disposal of long-lived assets'. Furthermore, under SFAS 142, 'Goodwill and other intangible assets', there was no impairment for goodwill. Therefore a reconciling item is recorded as discussed in note 37(g) of the summary of differences between UK and US GAAP.

*Renewals accounting*
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network which is based on the group's asset management plan, which has been certified by Halcrow Management Sciences Limited, an independent infrastructure management consultant approved by Ofwat. Variations between actual infrastructure spend and estimated spend are included in the balance sheet, with the principle being to 'equalise' the effect of annual spend variations on the charge to the profit and loss account. Therefore, the independently certified asset management plan has an impact on the group's operating profit and changes in the plan assumptions could give rise to a different operating profit. These assumptions include judgements relating to the condition and performance of infrastructure assets. Under US GAAP, the depreciation charge reflects actual expenditure in the year and therefore, as discussed in note 37(b) in the summary of differences between UK and US GAAP, a reconciling item is recorded.

*Deferred tax*
The group accounts for deferred tax on a discounted basis, as permitted by UK GAAP. The deferred tax provision under UK GAAP as at 31 March 2005 is £395.2 million. The balance sheet provision is discounted using the rate of interest at the balance sheet date on UK gilts with similar maturity dates and currencies to those of the deferred tax assets and liabilities. Therefore, the group uses 15+ years' UK gilt rate to reflect the long-life nature of infrastructure and operational assets. An increase or decrease in applicable discount rates of 0.1 per cent would change the balance sheet provision at 31 March 2005 by approximately £9 million and the tax charge, for the year then ended, by the same amount. Discounting is not permitted under US GAAP and therefore, as discussed in note 37(m) in the summary of differences between UK and US GAAP, a reconciling item is recorded for the discounting impact. A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted. Changes to management's view of the recoverability of deferred tax assets could give rise to different tax charges.

*Revenue recognition*
Under UK GAAP, the group recognises revenue generally at the time of delivery and when collection of the resulting debt is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

For licensed multi-utility operations, the group raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historic data, judgement and assumptions; actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

The customers of the electricity distribution business are the electricity supply companies that utilise United Utilities Electricity's distribution network to distribute electricity from generators to the end consumer. The receivable billed is dependent upon the volume of electricity distributed, including estimates of the units distributed to customers. The estimated usage is based on historic data, judgement and assumptions. Operating revenues are gradually adjusted to reflect actual usage in the period over which the meters are read.

For the group's other businesses (infrastructure management, business process outsourcing and telecommunications), revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

- Variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;
- Performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;
- Revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue;
- Set-up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs, or (ii) over the expected life of fixed assets if the fees are received as a contribution to assets or (iii) over the period of the contract in line with activity or performance levels for fees not contractually identified against delivered services; and
- Capacity sales pursuant to Indefeasible Rights of Use ('IRUs') agreements are treated as operating leases with profit being recognised over the term of the agreement.

Under US GAAP, the group recognises revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. This difference in approach results in reconciling items for revenue and profit recognition, as further discussed in note 37(k) in the summary of differences between UK and US GAAP in the consolidated financial statements. Under both UK and US GAAP, performance-based revenues are recognised only to the extent that the revenues are prudently considered to have been earned at the reporting date.

A breakdown of revenues by activity and geographic region is contained in note 2 to the consolidated financial statements.

*Provision for doubtful debts*
At each balance sheet date, United Utilities and each of its subsidiaries evaluate the collectability of trade debtors and record provisions for doubtful debts based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write off history. The actual level of debt collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2005, the group's gross trade debtors were £320.4 million and the provision for doubtful debts was £127.2 million.

*Accounting for provisions and contingencies*
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and outside counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. In accordance with UK GAAP, a provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

*Goodwill*
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by UK and US GAAP. Under UK GAAP, goodwill is amortised to nil by equal annual installments over the estimated useful life, generally not exceeding 20 years. Goodwill is assessed for impairment whenever events or circumstances might indicate that it may be impaired. As at 31 March 2005, the net book value of goodwill under UK GAAP was £124.5 million (including goodwill related to joint ventures within fixed asset investments) and the amortisation charge for the year then ended was £16.2 million. Under US GAAP, goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of reporting units. Estimates of fair value are consistent with market information and the group's plans and forecasts. Under US GAAP, the carrying value of goodwill as at 31 March 2005 was £1,029.2 million. This is substantially higher than that reported under UK GAAP due to a significant amount of goodwill written off directly to reserves under UK GAAP prior to the adoption of FRS 10.

*Pensions*
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group's finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. Under UK GAAP, the pension cost under SSAP 24 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary and consists of a regular cost and variations. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 26 of the consolidated financial statements. Under US GAAP, actuarial determinations are required on an annual basis. Additionally a different method of calculating the pension cost is required and therefore a reconciling item is recorded as discussed in note 37(a) in the summary of differences between UK and US GAAP in the consolidated financial statements. Both UK and US GAAP operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes' assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants. Under UK GAAP, changes to these assumptions do not necessarily give rise to different operating results until the next actuarial review is performed as the regular cost represents a reasonably stable percentage of pensionable payroll and variations are generally spread over the expected remaining service lives of current employees in the scheme. Changes to these assumptions under US GAAP could give rise to different operating results.

**RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**
From 1 April 2005, the group will be required to comply with IFRS endorsed for use in the European Union. Further details are provided on page 25.

*Recent US accounting pronouncements*
FASB Statement No. 151 ('SFAS 151'), 'Inventory costs', issued in November 2004, provides guidance for accounting for abnormal amounts of idle facility expense, freight handling costs and spoilage and allocation of fixed production overhead. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 151 is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

FASB Statement No. 152 ('SFAS 152'), 'Accounting for real estate time-sharing transactions', issued in December 2004, amends existing standards SFAS 66 'Accounting for sales of real estate' and SFAS 67 'Accounting for costs and initial rental operations of real estate projects' to make them consistent with AICPA Statement of Position 04-2, 'Accounting for real estate time-sharing transactions'. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 152 is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

FASB Statement No. 153 ('SFAS 153'), 'Exchange of nonmonetary assets', issued in December 2004, is part of the IFRS convergence project. SFAS 153 edits the list of exceptions to entities required to prepare accounts on a non-going concern basis. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 153 is not expected to have a material impact on the consolidated financial position, results of operations or cash flows.

FASB Statement No. 123 Revised ('SFAS 123R'), 'Share-based payment', issued in December 2004, requires compensation costs related to share-based payment transactions to be recognised in the financial statements. Previously, a choice existed under US GAAP to account for these transactions either under APB 25, 'Accounting for stock issued to employees' or SFAS 123, 'Share-based payment'. This accounting standard will be adopted by the group from 1 April 2006. The group has not determined the effect, if any, of SFAS 123R, on the group's financial position, results of operations or cash flows.

FASB Interpretation No. 47 ('FIN 47'), 'Accounting for conditional asset retirement obligations', issued in March 2005, clarifies the term 'conditional asset retirement obligation' as used in FASB Statement No. 143 ('SFAS 143'), 'Accounting for asset retirement obligations' and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation will be effective as of 1 April 2005. The group has not determined the effect, if any, of FIN 47, on the group's financial position, results of operations or cash flows.

**RESEARCH AND DEVELOPMENT**

United Utilities undertakes research primarily to provide improved standards of service to customers, together with continuing improvements in business efficiency. The group's intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes, in order to ensure that treatment plants are able to meet the required current and future standards. It also aims to develop new solutions for areas of its business (for example, looking at new processes to render waste materials inert and to turn them into saleable products). New methods are being investigated to determine the condition of assets, and ways in which to improve maintenance methodologies to ensure the delivery of consistent satisfactory performance and the maximisation of asset life. Work to support the growth in connection of distributed electricity generation plant to the group's electricity distribution network is being pursued through a number of collaborative partnerships. Research is also undertaken into current practices, for example, in relation to health concerns relating to drinking water standards.

United Utilities is a member of a number of collaborative research programmes including UK Water Industry Research and Water Research Centre, both of which address common issues that face the UK water industry. EA Technology Limited provides a similar service to the UK electricity distribution industry. The group also undertakes company specific projects with these and other research and development providers and with universities.

Research and development expenditure by the group was £0.8 million in the year ended 31 March 2005 (2004: £0.8 million, 2003: £0.8 million).

***Patent portfolio management***

The company acquires patents in order to protect those ideas and inventions which it intends to exploit commercially. Patents are maintained for up to 20 years.

There are currently 20 inventions that have patents awarded in several jurisdictions. During the year ended 31 March 2005, these 20 active patents generated 28 patent renewals in 11 countries.

The cost of maintaining patents was less than £50,000 per annum in each of the last three years.

***Licences***

United Utilities grants licences to third parties for the commercial exploitation of its patent rights and intellectual property. There are currently seven active licence agreements. United Utilities may, as part of the licence, provide support to licensees for the purposes of marketing the product or service.

**SIGNIFICANT CHANGES**

Management is not aware of any significant changes in the financial position of the company since 31 March 2005.

**CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS**

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the company.

Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential', 'reasonably possible', 'targets' and variations of these words and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events.

The company may also make written and/or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Form 6-K, in the annual report to shareholders, in proxy statements, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by officers, directors or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company's success in managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause results to differ materially.

**RISK FACTORS**

In addition to the risks identified in other information included in this report, investors should consider the risks detailed in this section. There may be additional risks that the group does not currently know of, or that are currently deemed immaterial based on information currently available. The group's business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group's ordinary and A shares or ADSs. The group operates an internal control system to evaluate and manage risks as described in the section 'Internal control' on page 51.

**Turnover of the group's regulated businesses is substantially influenced by regulators, which could adversely affect profitability**

The turnover and profitability of the group's water, wastewater and electricity distribution businesses (the regulated businesses) are substantially influenced by price limits established every five years by the respective regulators. Price reviews for the regulated businesses covering the five-year period commencing on 1 April 2005 were determined by the electricity regulator in November 2004 and by the water regulator in December 2004. The group has accepted both of these determinations and not exercised its right to appeal adverse price determinations to the Competition Commission.

An adverse price determination may occur as a result of a number of factors, including an inadequate allowed cost of capital or regulatory assumptions concerning operating expenses, required capital expenditure and revenue forecasts proving not to be realistic.

Scope to re-open these price controls within the charging period is limited. In the case of the water and wastewater business, there are provisions for Interim Determinations of K ('IDoK') and the application of the 'shipwreck clause'. There is no equivalent provision that allows for the re-opening of electricity distribution price limits, although specific re-opening provisions have been made, with effect from 1 April 2005, in relation to uncertain costs associated with specified provisions of the Electricity Safety, Quality and Continuity Regulations 2002 (or amending/replacement regulations), the New Roads and Street Works Act 1991 and the Traffic Management Act 2004.

**Failure to deliver the capital investment programmes could adversely affect profitability**

United Utilities' regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs. Historically, the group has financed the expenditures from cash flows from operations and from debt financing. During the year ended 31 March 2004, the group announced a two-stage rights issue which raised £501.2 million (net of costs) from the first stage. The second stage, due in June 2005, is expected to raise a further £510 million (gross). However, there can be no assurance that cash flows from operations will not decline, or that the second stage of the rights issue will give rise to the expected cash inflow, or that additional debt financing or other sources of capital will be available to meet these requirements.

If the group is unable to deliver the capital programme at expected expenditure levels or is unable to secure the expected capital efficiencies associated with the capital programme or the programme falls behind schedule for other reasons, the group's profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the group's ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions.

The group is currently in dialogue with Ofwat and the Environment Agency in relation to the scope of works required in order to complete that part of its capital programme for the last charging period (i.e. 2000-05) which related to limiting pollution from storm water overflows (referred to by the Environment Agency as 'Unsatisfactory Intermittent Discharges' ('UIDs')). This means that some of these works are being delayed until the required scope is determined. Once the cost of the scope of works is finally determined, it may be more than the amounts that have been allowed for by Ofwat in the 1999 and 2004 price reviews. In such cases the company will seek to process the resulting changes through Ofwat's protocol for dealing with changes to the regulatory contract (the 'change protocol'). In respect of those UIDs which were the subject of the company's 2003 interim determination, Ofwat has stated that additional costs of completing these works will be recoverable through future price reviews provided that they meet Ofwat's conditions for recovery under the change protocol. In respect of the UIDs which were not dealt with in the 2003 interim determination, Ofwat has given a similar confirmation in relation to those which the company considers present the greatest risk of significantly exceeding the costs assumed in the 1999 price review. The group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

**Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability**

Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings a business change programme is underway. If the operating cost savings are not achieved, or the business change programme is not delivered, then the group's profitability would suffer. Similarly, if operational performance were to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the group's profitability would suffer.

**Environmental regulations could increase the group's costs and adversely affect profitability**
Various government environmental protection and health and safety laws and regulations govern United Utilities' wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply, which affect the group's operations. In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. On some of the occasions that the group has failed to comply, it has been fined or otherwise sanctioned by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. While management believes it has taken into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation amended, which will increase the group's operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

**Service interruptions or contamination to water supplies could adversely affect profitability**
In addition to the capital investment programmes, United Utilities' regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service. Historically, there have been interruptions to the supply of services such as the incident in January 2005 affecting Cumbria and Lancashire in north west England, when a storm severely damaged the electricity network supply to 250,000 customers, but the majority of interruptions relate to minor issues that are rectified promptly. However, the failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the group's operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources. In the event that United Utilities' water supply is contaminated and it is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source in a cost-effective manner, there may be an adverse effect on its operating results or financial position. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

It is possible that some of the costs associated with service interruptions or contaminations may be partly recoverable through the shipwreck clause or future price reviews. The group maintains insurance policies in relation to legal liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

**Non-recovery of customer debt could adversely affect profitability**
United Utilities North West manages the billing, cash collection and debt management activities for 3.1 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings. Non-recovery of debt is therefore a risk to the group and may cause the group's profitability to suffer, although allowance is made by the water regulator in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the group can also request a re-setting of its price limits through an IDoK during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful. Although new and existing strategies continue to be implemented to reduce cash collection risks, including targeted summonsing, there can be no assurance that the group will not suffer losses from the group's inability to recover its debts fully.

**Rapid growth in the business process outsourcing and infrastructure management sectors exposes the group to execution risk, which could adversely affect profitability**
Through Vertex, the group's activities in business process outsourcing are expanding into new markets and territories and achieving increased segmental operating profits (2005: £26.4 million; 2004: £25.1 million; 2003: £18.8 million) and increased sales external to the group (2005: £308 million; 2004: £281 million; 2003: £220 million). The infrastructure management business, United Utilities Contract Solutions, is also expanding into new markets. The delivery of contracts, both existing and future, will be achieved by exploiting the group's core infrastructure management and business process outsourcing skills. In addition, Vertex has significantly expanded its operations into financial services with the recent acquisition of Marlborough Stirling plc. This rapid growth exposes these businesses to new business and transaction risks and, potentially, the risk of overtrading, whereby the businesses are unable to operate all their contracts to the standard required by their clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer.

**Deficits in pension schemes may require the group to make additional contributions to the scheme which would reduce profitability**
The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances. As a consequence of improved life expectancy, together with the downturn in the equity markets and lower interest rates, the schemes were estimated to have a combined post-tax deficit of £55.7 million as at 31 March 2005, compared to a post-tax deficit of £264.4 million at 31 March 2004 and of £298.1 million at 31 March 2003. The group increased pension contribution rates to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme in 2003/04 and the results of the full actuarial valuation resulted in further increases being required to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme from 1 April 2005. A one-off lump sum contribution of £320 million was made on 31 March 2005. This contribution was calculated to equal the capitalised value of the group's funding obligations to the schemes for the next five years (based on the actuarial valuation as at 31 March 2004) and represents advance payment of certain employer contributions which would have been made to the schemes during that period. The group, however, continues to monitor the funding of the schemes and cannot guarantee that during the next five years further contributions will not be required to eliminate continuing shortfalls in the schemes. This may adversely affect the financial position of the group. Should long-term investment returns remain lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to an increased deficit, the profitability of the group may be further adversely affected and the group required to increase its contributions to eliminate this under-funding. Currently, anticipated future pensions contributions and a proportion of existing pension scheme deficits are recoverable through the price limits established by the regulators.

**Weak conditions in the telecommunications industry could continue and cause further losses in the group's telecommunications business**
Your Communications continues to incur losses on an annual basis. There is a risk that the over-capacity in the telecommunications market may continue to impose price pressures for some time, leading to operating losses being incurred in the medium term.

**LITIGATION**
NOSS Consortium ('NOSS'), of which North West Water International Limited ('NWWIL'), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ('BMA') to build a wastewater treatment plant and network in central Bangkok. Following disagreements with the engineer and a dispute with BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million). Arbitrators have been appointed by each party, but the arbitration process has stalled following the arbitrators' failure to agree on the appointment of a third arbitrator. NOSS will continue to monitor the situation but, presently no hearings are scheduled.

Save as stated above, neither the company nor any member of its group is, or has been, involved in any legal or arbitration proceedings nor, as far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the group which may have, or have had within the previous 12 months, a significant effect on the group's financial position.

The company is engaged in litigation in the ordinary course of its operations, such as contract disputes, disputes over easements/wayleaves and other similar property matters, bill collections, personal injury claims and workers' compensation claims. The company does not believe that such litigation, either individually or in aggregate, is material. The company maintains insurance and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with UK GAAP.

# Corporate responsibility

The group believes that being responsible in the way it conducts its operations makes sound business sense. Active management of its key environmental, social and economic impacts helps the group work in a way that is ethical and balances the needs of all of its stakeholders. It enables the group to reduce risk, identify business opportunities, provide stability in its markets, protect resources, make savings, improve performance and build trust and understanding.

**CODE OF ETHICS**

The company has adopted a set of business principles which comply with the SEC's definition of a code of ethics. The company will continue to develop them in line with best practice. A free copy of the Business Principles booklet is available upon request from the company secretary, United Utilities PLC, Dawson House, Great Sankey, Warrington, Cheshire, England, WA5 3LW or may be viewed on the group's web site at www.unitedutilities.com.

**OUR APPROACH**

The Business Principles guide the way the group manages its activities and its relationships with stakeholders and set the context for the group's approach to corporate responsibility.

Two complementary strands of this approach – corporate social responsibility (CSR) and sustainable development (SD) – are now integrated within the businesses and managed together. The group's corporate responsibility policies are considered as part of the business planning process and environmental performance is a personal objective for each member of the Executive Leadership Team.

The focus of the group's programmes is determined by identifying and prioritising its impacts and opportunities. An important part of the approach is stakeholder consultation. This provides understanding of the interests and priorities of the different groups of people who are affected by the group's activities. Engagement with such groups, through various means, provides an appreciation of the areas of the group's business that are material to them. This helps the group to target where it should place most emphasis in its internal programmes and, in turn, drives the reporting process.

Formal management systems cover many of the group's impact areas, including environment, health and safety, and quality. Where appropriate, formal certification of these systems is sought. This year, United Utilities North West's business management system gained ISO 14001 accreditation. The majority of the group's infrastructure management operations are now accredited to the ISO 14001 standard.

Benchmark exercises help to track performance, drive continual improvement and seek out best practice.

**KEY IMPACT AREAS**

**Environment**

The group continues to manage its impact on the environment and, where possible, enhance it through the implementation of its sustainable development plans and other environmental objectives.

The group's most significant environmental impact in recent years has been the contribution made to cleaning up the rivers and coastal waters of north west England through sustained investment in the wastewater network. 36 of the region's 37 bathing waters now meet strict EU standards. The region's rivers are cleaner than at any time in the last century.

Key areas of environmental interest for stakeholders are: drinking water quality; climate change and sustainable energy; compliance with legislation; and waste minimisation/recycling. Although the group's major capital investment programmes bring big environmental benefits, projects still have to be managed sensitively to limit any adverse environmental impact during construction. The group also looks for opportunities to make investments more sustainable. For example, in upgrading the treatment works at Franklaw, Lancashire, we were able to install a 1MW hydroelectric scheme which offsets carbon emissions.

**Community**

The group has identified three focus areas for community activity – environment, social inclusion, and education and training – and has developed strategic partnerships with organisations active in these areas – Groundwork, the Prince's Trust and Young Enterprise respectively. Key topics of community interest for stakeholders are environmental education, job creation and unemployment, consideration for neighbours and access and recreation. During the year, a three-year partnership was announced with Liverpool Capital of Culture 2008.

**Marketplace**

Customers and suppliers/contractors are two of our key stakeholder groups. The group has 3.1 million customers in north west England and well over 30,000 suppliers. Key areas of interest for these stakeholders are standards of service, charging policy, the capital investment programme and business ethics. Environmental criteria are taken into consideration when appointing suppliers, and payments for some major contractors are now linked to environmental and health and safety performance.

Vertex's partnership with Westminster City Council has helped it win the Council of the Year accolade in the national Local Government Chronicle awards in March 2005. The partnership was also highly commended in the category of Public/Private Partnership of the Year.

The group's regulated businesses liaise with local authorities and residents' groups to ensure that any disruption to local communities during capital improvement works is minimised.

**Workplace**

United Utilities values its employees. They are a key asset. Areas of interest for employees are work/life balance, health and safety, skills and job training and pensions.

The group's health and safety strategy continues to develop. External recognition was achieved for both performance and the quality of reporting. During the year, the group secured a RoSPA Gold Award for its approach to health and safety, and its facilities management and telecommunications companies gained certification to OSHAS 18001. Days lost through accidents at work fell again during the year from 2,137 in the previous year to 1,931 in 2004/05.

More information on the group's stakeholder approach, identification of key impact areas and detailed information, performance data and discussion can be found within the stakeholder report, or on the group's web site at www.unitedutilities.com.

**Performance highlights**

During the year, United Utilities has made progress in both the Business in the Community Corporate Responsibility and Business in the Environment indices. It was ranked equal ninth in the Corporate Responsibility Index and remains in the Premier League of the Environment index.

The group's approach is also recognised through its inclusion in the STOXX Sustainability Indices, the FTSE4Good index (at global, European and UK levels) and by its B2 rating in Morley's Sustainability Matrix.

# Directors and senior managers

The business of the company is managed by the board of directors. There are no family relationships between any of the directors or senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to below was selected as a director or member of senior management.

**Reappointment of directors**

The company's constitution (the 'articles of association') provides that a director appointed by the board must retire at the annual general meeting of the company next following such appointment. David Jones and Nick Salmon were appointed as additional non-executive directors by the board on 27 January 2005 and 4 April 2005 respectively and Tom Drury was appointed as an additional executive director on 9 May 2005. All three are therefore retiring and offering themselves for reappointment at the 2005 annual general meeting.

In addition, the articles of association provide that if, at the start of business on the date of the notice convening that annual general meeting, a director has served for a continuous period of nine years he must retire and may offer himself for reappointment. Sir Peter Middleton will have completed over nine years service at the date of notice and is therefore retiring and offering himself for reappointment at the 2005 annual general meeting.

The articles of association also state that a director must retire at the third annual general meeting following his or her last appointment. Andrew Pinder and Norman Broadhurst were last appointed at the annual general meeting held in 2002 and are therefore retiring and are offering themselves for reappointment at the 2005 annual general meeting.

John Seed, having completed nine years of service, will stand down at the annual general meeting in 2005 and will not seek reappointment.

## EXECUTIVE DIRECTORS

**John Roberts CBE (age 59) – Chief executive**

John Roberts joined the board as chief executive on 1 September 1999. He is a non-executive director of Volex Plc and chairman of the Merseyside Private Sector Group, MIDAS (Manchester Inward Development Agency Services) and the North West Business Leadership Team. He is also on the board of the Mersey Partnership and is a member of the University of Liverpool's Council. John joined Manweb in 1967 upon graduation from Liverpool University. He was appointed finance director in 1984 and became chief executive in 1992. He left Manweb in 1995, following the company's takeover by Scottish Power, and spent some time as a freelance consultant in the sector. He joined Hyder plc in 1996, initially as chief executive of South Wales Electricity and then as chief executive of Hyder Utilities from 1997. He has been president of the Electricity Association, chairman of the Electricity Pensions Trustee Limited, a member of the CBI Wales Council and a member of the Royal Commission on Environmental Pollution.

**Simon Batey (age 51) – Group finance director**

Simon Batey joined the board as group finance director on 1 April 2000. He had previously been group finance director of AMEC PLC from 1992 and prior to that deputy finance director. He was closely involved in the reshaping of that group through a number of major investments and disposals and the development of its policy towards private finance initiatives. He also served on the boards of Fairclough Homes Group Limited and the major French electrical contractor SPIE SA. He is also a non-executive director of Arriva plc. After graduating from Oxford University, Simon joined Armitage & Norton (now part of KPMG) where he trained and qualified as a chartered accountant, and worked in a number of management posts.

**Charlie Cornish (age 45) – Managing director, United Utilities North West**

Charlie Cornish is responsible for the group's regulated asset management business. He joined the group in January 2004 and was formally appointed to the board on 27 January 2004. After graduating from Strathclyde University, he worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS trusts. In 1998, he joined the West of Scotland Water Authority as HR director and was involved with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia/Pacific and the Americas, eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He is chairman of Young Enterprise North West and a director of Young Enterprise UK.

**Tom Drury (age 43) – Managing director, Vertex**

Tom Drury joined the board as an executive director on 9 May 2005. He began his career with PricewaterhouseCoopers and became a management consultant, specialising in financial management, activity based costing and business planning. He joined United Utilities Water in 1991 and became finance director in 1992. He moved to Vertex as managing director when it was set up in 1996 and has successfully guided the company from being essentially an in-house provider of customer management services to its current position as one of the UK's largest providers of business process outsourcing.

**Gordon Waters (age 57) – Managing director, United Utilities Contract Solutions**

Gordon Waters is responsible for the group's infrastructure management business. He joined the group in 1996, and was appointed to the board on 1 June 1997. A qualified civil engineer and structural engineer, he graduated from the City University London in 1969. He joined a major UK consulting engineering practice before working for a number of major UK construction companies. From 1987 to 1996, he worked for Tarmac Construction Limited, becoming managing director of the civil engineering division in 1992, and joining the board of Tarmac Construction Limited in 1993. He was responsible for all their major projects and regional civil engineering companies and specialist companies both in the UK and overseas. He is a non-executive director of The Carbon Trust.

## NON-EXECUTIVE DIRECTORS

**Sir Richard Evans (age 62) – Chairman**

Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001. Born in the north west of England, he joined the Ministry of Transport and Civil Aviation in 1960 and, shortly afterwards, moved into the then newly-formed Ministry of Technology. In 1969, he joined the Military Aircraft Division of British Aircraft Corporation (BAC). In 1978, he was promoted to commercial director of what had then become the Warton Division of British Aerospace (BAe). In January 1983, he was appointed deputy managing director for BAe Warton and was appointed deputy managing director of the newly formed British Aerospace Military Aircraft Division in 1986. In January 1987, he was appointed to the board of British Aerospace plc as marketing director and became chief executive in 1990. He was a director of the programme management companies for the Anglo/French Jaguar aircraft and for the Anglo/German/Italian Tornado aircraft and a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004, after more than 30 years with the company (and its predecessors). He was also a non-executive director of NatWest plc from 1998 to 2000.

## Directors and senior managers continued

**Norman Broadhurst (age 63) – Chairman of the audit committee**
Norman Broadhurst was appointed as a non-executive director on 1 April 1999 and is chairman of the audit committee. He is currently chairman of Chloride Group plc and Freightliner Ltd. He is also a non-executive director of Cattles plc, Old Mutual plc and Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000.

**David Jones CBE (age 63) – Non-executive director**
David Jones CBE was appointed as a non-executive director on 3 January 2005. He is currently chairman of UK Coal PLC and is also chairman of Teesside Power Ltd. He was the group chief executive of The National Grid Company plc from 1994 to 2001 taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.

**Sir Peter Middleton (age 71) – Deputy chairman and senior independent non-executive director**
Sir Peter Middleton joined the board as a non-executive director in January 1994. He is chairman of Camelot Group plc, the operator of the National Lottery, president of the British Bankers' Association, chairman of the Barclays Group Asia Pacific Advisory Committee, chairman of the Centre for Effective Dispute Resolution, chancellor of the University of Sheffield, a member of the International Advisory Panel of the Monetary Authority of Singapore, on the board of the National Institute of Economic and Social Research and a member of the Advisory Boards of Marsh McLennan companies, Financial Dynamics and Sistema. After National Service, he joined HM Treasury where he had a long and distinguished career spanning 30 years, ultimately ascending to become permanent secretary from 1983 to 1991. Sir Peter joined Barclays in 1991 as group deputy chairman and as executive chairman of BZW, became chairman of Barclays Capital following the reorganisation of BZW in October 1997 and was group chief executive from November 1998 until October 1999. He became group chairman of Barclays Bank PLC in April 1999 and retired in August 2004.

**Jane Newell OBE (age 61) – Non-executive director**
Jane Newell joined the board as a non-executive director on 1 September 1996. After 10 years as an international civil servant, she joined the Liverpool School of Tropical Medicine, and became chairman of its Council from 1995 to 1997. In 1992, she was appointed founder trustee and subsequently chairman of the Maxwell Pensioners Trust and in 1997 received the OBE for this work. She is chairman of Dixons Group Pension Scheme, an external assessor for the Home Office for promotions in the police, prison and fire services, pro-chancellor and chairman of the board of governors of London South Bank University and a Justice of the Peace. In March 2005, she stood down as chairman of the trustee companies responsible for the United Utilities' pension schemes following her appointment as chairman of the trustee company to the Royal Mail Pension Fund, one of the largest funds in the UK.

**Andrew Pinder CBE (age 58) – Non-executive director**
Andrew Pinder was appointed a non-executive director on 1 September 2001. As the e-Envoy to the UK government from 2001 to 2004, he was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. He has since joined the board of Entrust, a US-based security specialist in November 2004 and he became an independent non-executive director of Spring Group plc in March 2005. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation, and as director of information technology at the Office of Inland Revenue.

**Nick Salmon (age 52) – Non-executive director**
Nick Salmon was appointed as a non-executive director on 4 April 2005. He has been the chief executive of Cookson Group plc since 2004. From 2001 to 2004, he was executive vice president of Alstom S.A., the global energy and transport infrastructure group. As a member of the three-person executive central management team, his responsibilities included strategy, mergers and acquisitions, communications and the worldwide marketing and sales network. From 1997 to 2001 he was executive vice president of ABB Alstom Power. In his post as chief executive of Babcock International Group PLC from 1993 to 1997, he led a major restructuring exercise, resulting in the repositioning of Babcock as a focused support services company. Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent eleven years with China Light & Power Company Limited in Hong Kong.

**John Seed (age 66) – Chairman of the remuneration committee**
John Seed joined the board as a non-executive director in March 1996. He was formerly chief executive of South Western Electricity plc. A chartered engineer, he spent 29 years in a number of engineering and general management posts with Eastern Electricity. He was appointed deputy chairman of South Western Electricity in 1986, becoming managing director at privatisation and then chief executive in 1992. He was chairman of Great Western Assured Growth plc from 1991 to 1997, of Windelectric Limited from 1996 to 1999 and of Warren Associates Limited from 1998 to 2001. He has held a number of other non-executive directorships in the public and private sectors, including Prism Rail plc, Rebus Group plc and British Smaller Companies VCT plc.

**SENIOR MANAGERS**
The following are the senior managers of the company who are not board directors, but are members of the executive leadership team:

**Linda Booth (age 52) – Group human resources director**
Linda Booth joined the group as human resources director of Your Communications Limited on 4 October 1999. She was appointed as group human resources director on 1 January 2003. She holds an external directorship and is chair of a charity in Liverpool called Create Liverpool Trading Limited which helps the long-term unemployed back into work. She is also a member of the regional council of The Prince's Trust.

**Hugh Logan (age 55) – Managing director, Your Communications**
Hugh Logan joined Your Communications as its managing director in July 2000. He was previously director of sales and services at BT Cellnet where he oversaw the acquisition of Martin Dawes and managed a customer base of 3.4 million people. During a ten-year career at BT, he held a variety of senior management roles including managing director of BT Mobile, director of BT Cellnet, and managing director of BTC Lumina and DX Communications. Earlier in his career he worked at Plessey, STC and Mercury.

**Ian Priestner (age 48) – Group communications director**
Ian Priestner joined the company as group communications director on 16 October 2000, having previously been head of public policy and government relations at British Gas PLC.

**Tim Rayner (age 44) – Company secretary**
A solicitor and previously a partner with a predecessor law firm of Addleshaw Goddard, Tim Rayner joined the group as group legal manager in 1995. He was appointed as group company secretary on 1 April 1998.

**Principal activities**
The company is the holding company of a group which manages and operates electricity distribution; water and wastewater assets; manages infrastructure and business processes for its own and other businesses; and provides voice, basic and advanced communication services to the business customer market. A fuller description of business activities is contained within the operating and financial review on page 4. The principal subsidiary undertakings and joint ventures of the company are shown in note 14 to the consolidated financial statements.

**Business review**
The chairman's statement on page 2 and the operating and financial review on pages 3 to 32 report on the group's activities during the year and on likely future developments.

**The dividend for shareholders**
The directors are recommending a final dividend of 30.63 pence for each ordinary share for the year ended 31 March 2005 (15.315 pence for each A share), making a total for the year of 45.42 pence for each ordinary share (22.71 pence for each A share). Subject to shareholders approving this recommendation at the annual general meeting, the dividend will be paid on 26 August 2005 to shareholders on the register at the close of business on 10 June 2005.

**The business for the annual general meeting**
Details of the resolutions to be proposed at the 2005 annual general meeting are set out in the notice calling the meeting. There is also a full explanation of the resolutions in the leaflet containing the notice, enclosed with this report.

**Employees**
The company's policies on employment of disabled persons and on employee involvement are contained within the operating and financial review on pages 12 to 13. The policy to encourage employee involvement through provision of share schemes is discussed within the directors' remuneration report on page 37.

**Directors and senior management**
The names of the present directors and their biographical details are given on pages 33 and 34, together with details of the senior managers who form part of the executive leadership team but are not full board members.

**Directors' and senior managers' interests in shares**
The directors and their immediate families had the following interests in shares as at the financial year ended 31 March 2005 and as at 1 June 2005, all of which were beneficial interests, in the company's ordinary and A shares and options to subscribe for shares. None of the directors or senior managers hold more than one per cent of either the ordinary or the A share capital of the company. Except as described below, none of the directors had any interest in any share capital of any other group company or in any debenture of any group company.

**1. Interests in ordinary shares**
As at 1 June 2005, the directors and senior managers (17 persons) of United Utilities held a total of 330,486 ordinary shares in the company, representing 0.059 per cent of the issued ordinary share capital. The individual interests of the directors in ordinary shares are shown table 12.

**Table 12:**

| | At 1 April 2004 or date of appointment if later* | At 31 March 2005 | At 1 June 2005 |
|---|---|---|---|
| John Roberts | 92,054 | **110,173** | **110,245** |
| Simon Batey | 16,696 | **82,401** | **82,447•** |
| Charlie Cornish | – | **46** | **93** |
| Tom Drury | n/a | **n/a** | **20,123** |
| Gordon Waters | 51,062 | **44,276** | **44,322** |
| Sir Richard Evans | 245 | **245** | **245** |
| Norman Broadhurst | 341 | **341** | **341** |
| David Jones | – | **–** | **–** |
| Sir Peter Middleton | 4,574 | **4,574** | **4,574** |
| Jane Newell | 4,356 | **4,356** | **4,356** |
| Andrew Pinder | 4,000 | **4,000** | **4,000** |
| Nick Salmon | n/a | **n/a** | **–** |
| John Seed | 5,550 | **5,550** | **5,550** |

**Notes:**
- Amounts shown as at 1 April 2004 for executive directors include ordinary shares held within the deferred share plan which matured during the year. Further details are available in the directors' remuneration report on pages 37 to 48.
- Each executive director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 52,500 ordinary shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Employee Share Trust at 31 March 2005. As at 1 June 2005, United Utilities Employee Share Trust Limited continued to hold 52,500 ordinary shares.

**2. Interests in A shares**
As at 1 June 2005, the directors and senior managers (17 persons) of United Utilities held a total of 116,999 A shares in the company, representing 0.038 per cent of the issued A share capital. The individual interests of the directors in A shares are shown in table 13.

**Table 13:**

| | At 1 April 2004 or date of appointment if later | At 31 March 2005 | At 1 June 2005 |
|---|---|---|---|
| John Roberts | 40,222 | **40,222** | **40,222** |
| Simon Batey | 181,190 | **44,127** | **44,127** |
| Charlie Cornish | – | **–** | **–** |
| Tom Drury | n/a | **n/a** | **5,323** |
| Gordon Waters | 26,170 | **7,253** | **7,253** |
| Sir Richard Evans | 136 | **136** | **136** |
| Norman Broadhurst | 189 | **189** | **189** |
| David Jones | – | **–** | **–** |
| Sir Peter Middleton | 2,541 | **2,541** | **2,541** |
| Jane Newell | 2,419 | **2,419** | **2,419** |
| Andrew Pinder | 2,222 | **2,222** | **2,222** |
| Nick Salmon | n/a | **n/a** | **–** |
| John Seed | 3,082 | **3,082** | **3,082** |

**3. Interests in share options**
As at 1 June 2005, the directors and senior managers (17 persons) of United Utilities held options to purchase 15,900 ordinary shares in the company, representing 0.003 per cent of the issued ordinary share capital, all of which were issued pursuant to the United Utilities all-employee ShareSave scheme, the company share option scheme 1999 or its predecessor, the executive share option scheme. The individual interests of the directors in share options are shown in table 14.

**Table 14:**

| | At 1 April 2004 or date of appointment if later | At 31 March 2005 | At 1 June 2005 |
|---|---|---|---|
| John Roberts | 4,139 | – | – |
| Simon Batey | 3,763 | 1,751 | 1,751 |
| Charlie Cornish | – | – | – |
| Tom Drury | n/a | n/a | 3,772 |
| Gordon Waters | 3,030 | 3,030 | 3,030 |

**Note:**
• Non-executive directors do not participate in the company's share option plans.

**Purchase of own shares**
At the annual general meeting held on 30 July 2004, the company was authorised by the shareholders to purchase, in the market, up to 55,721,369 of its own ordinary shares of £1 each. No shares were purchased pursuant to this authority during the year. This authority is normally renewable annually and approval will be sought from shareholders at the 2005 annual general meeting to renew the authority for one year.

**Fulfilling social and environmental responsibilities**
As described in the corporate responsibility review on page 32, the group seeks to manage its total impact on society as a responsible corporate citizen. Full details are set out in the company's separate stakeholder report, which is an important part of the company's integrated approach to reporting on the group's overall performance, together with the annual report and the web site.

**Political and charitable donations**
Charitable donations by the group in the year amounted to £1,312,774 (2004 – £1,335,759). The group's policy is not to make any donations for political purposes. However, the Political Parties, Elections and Referendums Act 2000 requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2002 annual general meeting an authority was taken to cover such expenditure. Pursuant to that authority, in the year, the company incurred costs of £12,845 (2003 – £6,217) as part of the process of talking to government at all levels. Resolutions to renew this authority for the company and its principal subsidiaries will be put to the 2005 annual general meeting.

**Approach to technology development**
The group is committed to using innovative, cost-effective and practical solutions for providing high quality services. It also continues to make full use of the wide-ranging expertise, abilities and facilities within the group. It recognises the importance of ensuring that it properly focuses its investment in the development of technology, that it has the right skills to apply technology to achieve sustainable competitive advantage and that it continues to be alert to emerging technological opportunities.

**Substantial shareholders and related party transactions**
The company is not directly or indirectly owned or controlled by another corporation or by an individual or government and there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the company.

At 1 June 2005, the directors were aware of the following notifiable beneficial interests of greater than three per cent in the company's issued ordinary share capital:

**Table 15:**

| Company | Date notified | No. of shares | % |
|---|---|---|---|
| Barclays PLC | 12/04/2005 | 16,835,297 | 3.01 |
| Sprucegrove Investment Management Ltd | 07/07/2003 | 17,950,003 | 3.02 |

At 1 June 2005, the directors were also aware of the following notifiable beneficial interests of greater than three per cent in the company's issued A share capital:

**Table 16:**

| Company | Date notified | No. of shares | % |
|---|---|---|---|
| Barclays PLC | 05/04/2005 | 18,195,774 | 5.88 |
| J. P. Morgan & Chase Co. | 20/04/2005 | 28,175,365 | 9.11 |
| Sprucegrove Investment Management Ltd | 04/02/2004 | 9,539,973 | 3.08 |
| UBS AG | 28/04/2005 | 24,828,359 | 8.03 |

Holders of all ordinary shares, including those held through ADSs, have the same voting rights. Holders of A shares have the same voting rights as ordinary shareholders, save that, on a poll, each holder of A shares shall have only one vote for every two A shares held.

As of 20 May 2005, there were 116 registered holders of 47,874 ordinary shares with addresses in the US, constituting less than one per cent of the ordinary shares in issue at that date and ten registered holders of 3,497 A shares with addresses in the US, constituting less than one per cent of the A shares in issue at that date. In addition, at 18 May 2005 there were 61 registered holders of 15,275,461 United Utilities PLC ADSs (representing 30,550,922 ordinary shares) with an address in the US, constituting less than one per cent of the ordinary shares in issue at that date.

Other than with respect to employment agreements and compensation arrangements, there is no material indebtedness owed to, or by, and there have been no material transactions between, the company and management during the company's three most recent financial years; nor are there presently proposed to be any such indebtedness or any material transactions, or any transactions that are unusual in their nature or conditions to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or five per cent shareholder, or any relative or spouse thereof or any associate of the company or any enterprise that directly or indirectly controls, is controlled by or is under common control with the company, had or is to have a direct or indirect material interest.

For details of related party transactions see note 36 to the consolidated financial statements on page 84.

**Creditor payment policy and practice**
The group does not follow any specific external code or standard on payment practice. Its policy is normally to pay suppliers according to terms of business agreed with them on entering into binding contracts and to keep to the payment terms providing the relevant goods or services have been supplied in accordance with the contracts. The group and the company had 54 days (2004 – 60 days) and 34 days (2004 – 29 days) respectively of purchases outstanding at the end of the financial year.

**Indemnities**
Throughout the year and as at the date of this report, the articles of association contained provisions for the benefit of directors, officers and employees of the group and its subsidiary and associated companies indemnifying them out of the assets of the company to the full extent allowed by law against liabilities incurred by them in the course of carrying out their duties.

**Independent auditor**
The board is proposing to reappoint Deloitte & Touche LLP as auditor at the forthcoming annual general meeting.

Approved by the board on 1 June 2005 and signed on its behalf by

**Tim Rayner**
Secretary

# Directors' remuneration report

### Approach to reward

The group must ensure that its remuneration arrangements attract and keep people of the right calibre in order to ensure corporate success and to enhance shareholder value. Its overall approach is to attract, develop, motivate and keep talented people at all levels, pay competitive salaries and benefits to all its staff and encourage its staff to hold shares in the company.

When pay levels are set, account is taken of the work that an employee does and what is paid in other companies for that work. The company seeks to reward its people fairly and give them the opportunity to increase earnings by linking pay to achieving business and individual performance targets.

The board believes that share ownership is an effective way of strengthening employees' involvement in the development of the business and bringing together their interests and those of shareholders. It offers employees the opportunity to build up a shareholding in the group.

The main all-employee scheme is the Inland Revenue approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

Grants have also been made to employees through the SAYE share option savings scheme, 'ShareSave', whereby an employee is granted an option to buy shares at the end of a three or five-year term during which they can save up to £250 each month from their net pay. The option price is fixed at a price not lower than 20 per cent below the market price at the date of grant. The number of shares that can be bought is determined by the amount saved by the employee over the term.

Senior executives also have the opportunity to acquire shares by participating in the group's performance share plan. This plan has replaced the grant of executive share options. Further information on the operation of the group's share schemes can be found in note 25 to the accounts.

### Remuneration

During the year, the aggregate amounts of remuneration paid to all directors was £3,351,365 (2004 – £2,877,839). This includes annual bonuses earned and accrued in the year to 31 March 2005 but paid after the year end and the value of long-term incentives earned for the period ended 31 March 2004 paid during the year for executive directors. Details of amounts paid to each individual director are shown in tables 19 (non-executive directors) and 20 (executive directors). Table 20 also shows the values of annual bonuses earned by the executive directors in the previous year and paid in this year.

During the year, the aggregate amount of remuneration (as defined above) paid to senior managers was £2,507,136 (2004 – £2,373,342). Details of amounts paid to each individual officer are not required to be disclosed. However, their emoluments for the year are included, on a banded basis, in table 17.

**Table 17: Senior managers' emoluments**

| No. of managers | Total emoluments £'000 |
|---|---|
| 1 | 450.0+ |
| 1 | 350.0 – 449.9 |
| 4 | 250.0 – 349.9 |
| 1 | <250.0 |

### NON-EXECUTIVE DIRECTORS (INCLUDING THE CHAIRMAN)

A committee of the board decides the remuneration of the non-executive directors (other than the chairman). Its members are the chairman (Sir Richard Evans) and the executive directors, John Roberts, Simon Batey, Charlie Cornish, Tom Drury (from 9 May 2005) and Gordon Waters. The committee may take independent advice. It is also advised by the group's human resources director (Linda Booth). The committee met once during the year to review the fees paid to non-executive directors. The remuneration committee decides the remuneration of the chairman. The chairman's remuneration was reviewed during the year.

### Terms of appointment

Non-executive directors' appointments are for an initial period of three years. They are subject to reappointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter if they are to be renewed. After nine years in office a non-executive director is required to seek reappointment each year at the annual general meeting. They do not have contracts of service. In the event of early termination, for whatever reason, they are not entitled to compensation. Their letters of appointment can be inspected at the company's registered office. They set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them.

### Policy statement on non-executive directors' remuneration

The company's policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed periodically, when account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman, deputy chairman and the other non-executive directors. Additional fees are paid to the chairmen of the audit and remuneration committees (Norman Broadhurst and John Seed respectively). Jane Newell's fee

**Table 18: Non-executive directors' terms of appointment**

| | Date first appointed to board | Date of last appointment AGM in | Reappoint no later than AGM in | Notice period | Compensation upon early termination |
|---|---|---|---|---|---|
| Sir Richard Evans | 01.09.1997 | 2004 | 2007 | none | none |
| Sir Peter Middleton | 01.01.1994 | 2004 | 2005 | none | none |
| Norman Broadhurst | 01.04.1999 | 2002 | 2005 | none | none |
| David Jones | 03.01.2005 | n/a | 2005 | none | none |
| Jane Newell | 01.09.1996 | 2003 | 2006 | none | none |
| Andrew Pinder | 01.09.2001 | 2002 | 2005 | none | none |
| Nick Salmon | 04.04.2005 | n/a | 2005 | none | none |
| John Seed | 01.03.1996 | 2002 | 2005 | none | none |

**Note:**

- John Seed will not be seeking reappointment at the AGM in July 2005.

includes an amount to reflect additional responsibilities as chairman of the trustees of the company's major pension schemes from which she retired as chairman on 31 March 2005.

Non-executive directors do not participate in any annual bonus or incentive plan, the pension scheme, healthcare arrangements, the company's long-term incentive plans, ShareSave scheme or ShareBuy. The company repays the reasonable expenses they incur in carrying out their duties as directors.

**Non-executive directors' remuneration**
Non-executive directors' fees (other than the chairman's) were increased on 1 May 2004. This was the first increase since May 2002. The base fee is £45,000 a year. The annual fee paid to Sir Peter Middleton, deputy chairman, is £80,000. The additional fees paid to the chairmen of the audit and remuneration committees are £10,000 and £7,500 a year respectively. On 1 July 2004, the chairman's fee increased to £198,000 a year. This was the first increase since his appointment in January 2001. The next review of non-executive directors' fees will be in September 2005 and annually thereafter. Non-executive directors' remuneration for the year to 31 March 2005 is set out in table 19.

**Table 19: Non-executive directors' fees (audited information)**

| | Total fees | |
|---|---|---|
| | **2005 £'000** | 2004 £'000 |
| Sir Richard Evans | **193.5** | 180.0 |
| Norman Broadhurst | **53.8** | 40.0 |
| David Jones | **11.0** | – |
| Sir Peter Middleton | **78.3** | 60.0 |
| Jane Newell | **73.3** | 55.0 |
| Andrew Pinder | **89.2** | 35.0 |
| John Seed | **51.5** | 40.0 |
| Total | **550.6** | 410.0 |

**Notes:**
- David Jones was appointed to the board on 3 January 2005. His yearly fee is £45,000.
- Nick Salmon was appointed to the board on 4 April 2005. His yearly fee is £45,000.
- Since August 2004, Andrew Pinder received an additional fee in his capacity as a non-executive director of Vertex Data Science Limited. During the year fees of £45,000 were paid. These are included in the figure above.
- Jane Newell's fee includes an additional amount of £30,000 paid to her in her capacity as chairman of the company's pension schemes' trustee.

**EXECUTIVE DIRECTORS**

**The remuneration committee**
The remuneration committee makes recommendations to the board on the group's framework of executive remuneration and its cost. It approves, on the board's behalf, the general recruitment terms, remuneration benefits, employment conditions and severance terms for executive management. It decides the specific recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms for the executive directors and managing directors of subsidiary businesses and functional directors at the group's corporate centre who form the executive leadership team.

The committee's members are John Seed (Chairman), Norman Broadhurst, David Jones (from 24 January 2005), Sir Peter Middleton, Jane Newell, Andrew Pinder and Nick Salmon (from 4 April 2005), all non-executive directors. The committee's terms of reference are available to shareholders on request and are on the company's web site at www.unitedutilities.com.

The committee has retained New Bridge Street Consultants LLP to advise it on executive remuneration. They also advise the company on the remuneration of a limited number of senior executive management whose specific terms do not fall within the remit of the remuneration committee. This is to ensure consistency in the application of the board's policies on executive remuneration and the general terms of employment approved by the remuneration committee. Mercer Human Resource Consulting advise the committee on pensions matters. They are also the actuaries to one of the company's pension schemes (United Utilities Pension Scheme) and advise the company on matters relating to its operation. Addleshaw Goddard and Eversheds LLP provide legal advice on the operation of the group's share incentive and share option plans, including drafting the rules and advising on their interpretation and may advise on individual termination arrangements. They also provide general legal advice to the company and other companies in the group.

The committee is assisted by the chief executive (John Roberts), who is consulted on proposals relating to the remuneration of the other executive directors and senior executives and by Linda Booth, the group human resources director. The chief executive and group human resources director attend meetings except when the committee discusses matters relating to their own remuneration. The committee can and does also seek advice directly from other specialist staff within the group.

The committee considers fully the principles of good governance and the code of best practice. It met six times in the year to 31 March 2005. Individual attendance at the meetings is stated in the corporate governance report on page 49.

During the year, matters considered by the committee included:

- the 2004 salary review for executive directors and other senior executives;
- awards payable under the 2003/04 annual bonus plan and the measures and targets for the 2004/05 and 2005/06 plans;
- the operation of the performance share plan, including implementing rule revisions agreed by shareholders at the 2004 annual general meeting, the size of and performance conditions to apply to the 2004/05 grant of awards, the introduction of a cash based international plan to replace the performance share plan for a limited number of senior executives in overseas jurisdictions (in accordance with authority given by shareholders in 2000), and monitoring ongoing performance against the conditions applying to previous grants and the vesting of the 2001/02 awards;
- the implications of tax simplification legislation on pension policy and provision for executives;
- monitoring of executive shareholdings against target; and
- the form and content of the remuneration report in light of developments in stakeholder views and evolving best practice on disclosure.

The board accepted the committee's recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

**Policy statement on executive directors' remuneration**
The board's policy for executive directors' and senior executives' remuneration is to:

- pay a basic salary which compares with other companies of about the same size and complexity;
- use short and long-term incentives to encourage executives to outperform key targets, thereby linking their rewards to the interests of shareholders and other stakeholders and giving them the opportunity to increase their earnings;
- encourage executives to hold shares in the company; and
- overall, reward executives fairly and responsibly for their contribution to the group's short and long-term performance and avoid paying more than is necessary for achieving this objective.

In deciding the executive directors' total remuneration package and individual elements of it, the remuneration committee assesses where the company should be positioned relative to other companies.

It makes appropriate comparisons but treats them with caution. The company aims to pay about the market median but may pay more for an outstanding performer or to attract executives of the right calibre. Earnings may be increased through the operation of annual and long-term incentive plans.

The committee aims to achieve an appropriate balance between fixed and variable rewards consistent with and reflecting the group's profile. It recognises that the group operates in both a regulated and non-regulated environment and therefore needs to ensure that the structure of executive remuneration reflects the practices of the markets in which its executives operate and stakeholder expectations of how the group should be run.

Chart 1 sets out the forward policy for an executive director's annual total reward opportunity.

**Chart 1: Executive directors' annual total reward opportunity**


30%
38%
23%
Base pay
Pension (DC)
Other
Annual bonus opportunity
Long term incentive opportunity

**Notes:**
- The figures are the percentage of total reward opportunity that each element represents.
- Pension refers to defined contribution scheme with the highest matched regular company contribution of 14 per cent of basic pay.
- The proportions for annual bonus and long-term incentive are based on maximum award opportunities of 60 per cent and 80 per cent of salary respectively; actual values will depend on performance.

Fixed rewards include basic salary, a car allowance or company car and fuel for private mileage, medical insurance and pension benefits. Variable rewards take the form of an annual bonus and a long-term incentive (the performance share plan). The plans are designed to establish a clear link between pay and performance by encouraging and rewarding out-performance in both the short and long term. They are based on business and individual performance, linking executives' rewards directly to the interests of shareholders and other stakeholders. Awards are non-pensionable and provide the opportunity to earn up to a further 60 per cent and 80 per cent of basic salary (annual bonus and long-term incentive respectively) each year. Variable rewards account for over 50 per cent of total annual reward opportunity for executive directors.

The company requires executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary within five years of appointment. To assist them in satisfying this minimum share ownership target, it may pay incentive awards partly or wholly in shares.

Detailed policy in relation to each element of executive directors' remuneration is set out below. The board continually reviews its policy in the light of emerging best practice. Changes have been made to the structure of the 2005/06 annual bonus for executive directors and other managing directors with responsibility for specific businesses. Amendments have also been made to pension policy to be effective from the introduction of tax simplification legislation in 2006. These are reported below.

During 2005/06, the committee intends to review the operation of the group's incentive arrangements in the light of evolving stakeholder interest and market practice and to ensure that rewards remain aligned to shareholder interests. It is the board's policy that shareholders will be invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules. Any significant proposed changes will be submitted to the annual general meeting in 2006 for shareholder approval.

**Executive directors' remuneration 2004/05**

Executive directors' emoluments and the value of the long-term incentive vesting during 2004/05 are set out in table 20.

*A Salary*

The remuneration committee reviews salaries each year taking account of group and personal performance. Any changes are effective from 1 September. It commissions independent assessments of market rates based on the practice of other utility companies and companies of a similar size and complexity and

**Table 20: Executive directors' remuneration (audited information)**

| | Gross salary | | Annual bonus | | Other benefits | | Total emoluments | | Long-term incentive vesting during the year ended 31 March | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **2005 £'000** | 2004 £'000 | **2005 £'000** | 2004 £'000 | **2005 £'000** | 2004 £'000 | **2005 £'000** | 2004 £'000 | **2005 £'000** | 2004 £'000 |
| John Roberts | **494.0** | 467.5 | **281.6** | 280.5 | **38.4** | 35.6 | **814.0** | 783.6 | **200.8** | 227.7 |
| Simon Batey | **339.6** | 317.5 | **193.6** | 190.5 | **18.6** | 18.0 | **551.8** | 526.0 | **163.3** | 186.1 |
| Charlie Cornish | **243.7** | 42.3 | **138.9** | 25.4 | **107.7** | 80.8 | **490.3** | 148.5 | **–** | – |
| Les Dawson | **–** | – | **–** | – | **–** | – | **–** | – | **–** | 118.0 |
| Gordon Waters | **288.2** | 259.2 | **164.3** | 155.5 | **13.3** | 26.7 | **465.8** | 441.4 | **114.9** | 130.2 |
| Total | **1,365.5** | 1,086.5 | **778.4** | 651.9 | **178.0** | 161.1 | **2,321.9** | 1,899.5 | **479.0** | 662.0 |

**Notes:**
- John Roberts was the highest paid director in the year ended 31 March 2005.
- The value of the long-term incentive vesting during the year ended 31 March 2005 is based on the share price when the options were exercised. The awards relate to the three-year performance period which ended on 31 March 2004.
- 'Other benefits' include the taxable value of the car or car allowance, private fuel, medical insurance and life insurance element of pension benefits.
- Charlie Cornish was appointed to the board on 27 January 2004. His other benefits during the year ended 31 March 2005 include a non-pensionable salary supplement of £18,500 a year to compensate him for lost pension benefits from his previous employment (2004: £3,332) and relocation costs of £72,458 (2004: £74,043).

takes account of the levels of pay awards elsewhere in the group. In this way it aims to establish whether and what level of increase should apply and whether there should be any departures from this, for example, to ensure that salaries are competitive but consistent with the application of board policy on executive remuneration. Following its annual review in 2004, the following changes were made to the annual salaries of executive directors:

**Table 21: Executive directors' salary review**

| | 1 September 2004 £'000 | 1 September 2003 £'000 |
|---|---|---|
| John Roberts | 504.0 | 480.0 |
| Simon Batey | 346.5 | 330.0 |
| Charlie Cornish | 250.0 | – |
| Gordon Waters | 294.0 | 280.0 |

**Note:**
- Charlie Cornish was appointed to the board on 27 January 2004 at a yearly salary of £235,000.

*B Annual bonus*
The annual bonus is designed to motivate executive directors and other senior executives to achieve the group's key operational and strategic objectives. The maximum award is 60 per cent of yearly basic earnings. Directors are rewarded according to the company's financial and non-financial performance for the year and the achievement of individual targets. Targets are set each year. The non-financial and individual targets may include personal objectives and performance against other key stakeholder measures. Annual bonus awards are normally paid in cash. However, the committee may pay them partly or wholly in shares.

*(a) 2005/06*
The remuneration committee has decided that, for the 2005/06 annual bonus plan, financial measures will account for bonus payments worth up to 48 per cent of salary. The financial measures will be group profit before exceptional items, interest and tax (PBEIT) and group profit before exceptional items and tax (PBET). Business managing directors will also have targets based on the PBEIT and PBET performance of their business.

Financial measures have sliding scales of vesting. One quarter of the maximum award becomes payable when the threshold target is met. Awards increase in value on a straight-line basis until half of the maximum award is payable for achieving an intermediate target midway between the threshold and stretch targets. Awards continue to increase in value on a straight-line basis between the intermediate and stretch targets, at which point the maximum award is payable. The stretch targets are demanding and achievement represents results which exceed expectations.

One fifth of the annual bonus, accounting for 12 per cent of salary, will depend on performance in other areas of the group's activities and the achievement of individual objectives. It has been decided to replace performance in the Business in the Environment's (BiE) Index with performance in the Business in the Community's Corporate Responsibility Index (CRI). The CRI is an authoritative and broader external benchmark of responsible business practice in relation to the environment and society. Achieving the target of 94 per cent for the group's score in the CRI will result in a three per cent bonus being paid. A further three per cent is allocated for achieving improvements in employee satisfaction measured by responses to questions in an externally conducted and verified employee opinion survey. Individual objectives account for a further six per cent bonus.

The executive directors' annual bonus plan for 2005/06 is summarised in table 22.

*(b) 2004/05*
The financial measures to determine annual bonuses for 2004/05 were group PBEIT and PBET. The maximum bonus opportunity allocated to each of these targets was 24 per cent. Non-financial targets accounted for up to 12 per cent of salary of which three per cent was based on the group score in the BiE index, three per cent on scores in the 2004/05 employee opinion survey and six per cent on the achievement of individual objectives.

The stretch PBET and PBEIT targets were achieved. The total payable for performance against financial targets was, therefore, 48 per cent. The environmental target of 96 per cent was achieved (performance = 96.47 per cent). The employee-related targets (based on the results of the employee opinion survey) were not achieved. Each director achieved their individual objectives. Therefore, a nine per cent bonus was payable, bringing the overall bonus payable to a total of 57 per cent of salary.

The outcome of the 2004/05 annual bonus plan for executive directors is shown in table 23.

*(c) Prior year annual bonuses paid in deferred shares*
Half of the value of the 2000/01 annual bonus awards for executive directors was satisfied by the grant in June 2001 of contingent rights to receive shares in the company to be purchased in the market by the company's employee share trust. The right to these shares may have been forfeited in certain circumstances if an executive was not in the company's employment when the shares were due to be transferred to him from the trust in June 2004.

The company did not match the number of deferred shares and there were no additional performance measures associated with the release of these shares. The shares were released in June 2004 as shown in table 24.

*C Other benefits*
Directors are paid a car allowance of £14,000 a year (or have the use of a company car of broadly equivalent cost where business use warrants it), are reimbursed fuel for business and private use, and are provided with medical and life insurance. Charlie Cornish is paid a non-pensionable salary supplement of £18,500 a year to compensate him for the reduction in employer contribution rate to his pension scheme relative to his previous employment.

*D Long-term incentives*
Executive directors and other senior executives participate in the performance share plan. Participation is at the discretion of the plan's trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire a maximum number

**Table 22: Executive directors' annual bonus plan measures 2005/06**

| | Financial maximum award | | | | Non-financial maximum award | | | |
|---|---|---|---|---|---|---|---|---|
| | Group PBEIT % | Group PBET % | Business PBEIT % | Business PBET % | Corporate responsibility % | Employee satisfaction % | Personal objectives % | Total % |
| John Roberts | 24 | 24 | – | – | 3 | 3 | 6 | 60 |
| Simon Batey | 24 | 24 | – | – | 3 | 3 | 6 | 60 |
| Charlie Cornish | 18 | 18 | 6 | 6 | 3 | 3 | 6 | 60 |
| Tom Drury | 18 | 18 | 6 | 6 | 3 | 3 | 6 | 60 |
| Gordon Waters | 18 | 18 | 6 | 6 | 3 | 3 | 6 | 60 |

**Note:**
- Figures are maximum awards expressed as a percentage of salary.

Table 23: Executive directors' annual bonus plan outcome 2004/05

| | Financial maximum award | | Non-financial maximum award | | | |
|---|---|---|---|---|---|---|
| | Group PBEIT | Group PBET | Environmental performance | Employee satisfaction | Personal objectives | Total |
| Actual award: | 24% | 24% | 3% | 3% | 6% | 60% |
| John Roberts | 24 | 24 | 3 | – | 6 | 57 |
| Simon Batey | 24 | 24 | 3 | – | 6 | 57 |
| Charlie Cornish | 24 | 24 | 3 | – | 6 | 57 |
| Gordon Waters | 24 | 24 | 3 | – | 6 | 57 |

Note:
- Figures are percentage of salary.

of shares (or, at the discretion of the trustee, the cash equivalent) worth up to a percentage of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of a share at that time. The plan's rules provide for a maximum award of 100 per cent of annual salary. However, annual awards made to date to directors have been limited to 80 per cent of salary. Awards to other executives range between 10 per cent and 60 per cent of salary. Grants are normally made within 42 days of the publication of results. The main grant occurs after the publication of the preliminary results. A subsequent grant may be made after the publication of the interim results for executives who have become eligible after the main grant has been made.

The proportion of the award that will vest depends on the group's performance against specified targets over a performance period. This period is not less than three years, beginning at the start of the financial year during which the award is made. There is no re-testing if the performance criteria are not met.

To date the performance criteria have been (a) the company's total shareholder return (TSR) performance when compared with the TSR performance of a group of other companies and (b) underlying business performance.

TSR is widely accepted as an easily understood and externally verifiable measure of a shareholder's return. Relating awards to the company's relative TSR performance supports the policy objectives of linking executives' rewards directly to the group's performance and shareholders' interests and gives executives the opportunity to increase their earnings by meeting and out-performing key long-term measures.

The inclusion of appropriate companies in the comparator group is critical for relative performance to be meaningful. However, it is also important that the group should be of a reasonable size to avoid the performance of a few companies having a disproportionate impact on the outcome of the plan, to be able to accommodate changes in the comparator group and to avoid too high a leverage between the company's relative position and the proportion of the award that vests. The remuneration committee determines the composition of the comparator group when awards are granted each year. It has the discretion to make subsequent adjustments to the group or the period over which relative TSR is measured during the performance period, for example, following a takeover bid or merger/demerger announcement, to maintain the integrity of the plan. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2002/03 and 2003/04. These are reported below.

No award will vest if the company's TSR performance is below the median for the comparator group. If performance is between median and upper quartile, the proportion of the maximum number of shares in the award which will vest will be calculated on a straight-line basis between 33 per cent and 100 per cent. External advisers regularly assess and report to the committee on the company's TSR performance and ranking in the comparator group. Their report at the end of the performance period enables the committee to determine the extent to which this performance condition has been met.

The vesting of awards is also subject to the remuneration committee being satisfied that the company's recorded TSR performance is consistent with underlying business performance. It may, therefore, materially change the level of award vesting. The committee tests whether this condition has been satisfied after the end of each performance period in accordance with the terms of each award. Reference may be made to actual against planned performance in key corporate financial measures. The committee will be adopting principles in due course to deal with the impact of the transition to International Financial Reporting Standards when assessing underlying business performance against the performance measures.

There is no automatic waiving of performance conditions if there is a change of control, capital reconstruction or winding up of the company. The extent (if any) to which awards will vest and any modifications of performance conditions are at the trustee's discretion, with the consent of the remuneration committee. When a participant's employment is terminated during a performance period and the reason falls within the 'good leaver' provisions of the plan, the vesting of an award is at the trustee's discretion. The maximum number of shares in an award is pro-rated to service

Table 24: Executive directors' contingent interests in deferred shares relating to past bonus awards (audited information)

| | Award in respect of | Contingent interest in shares at date of award | | Contingent interest in shares at 1 April 2004 | | Contingent interest in shares added during the year | | Shares transferred to executive during the year | | Contingent interest in shares at 31 March 2005 | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | No. | Value £'000 | No. | Value £'000 | No. | Value £'000 | No. | Value £'000 | No. | Value £'000 |
| John Roberts | 2001 | 12,906 | 84.2 | 19,444 | 101.4 | – | – | 19,444 | 106.2 | – | – |
| Simon Batey | 2001 | 10,766 | 70.2 | 16,218 | 84.6 | – | – | 16,218 | 89.4 | – | – |
| Gordon Waters | 2001 | 7,484 | 48.8 | 11,273 | 58.8 | – | – | 11,273 | 61.6 | – | – |

Notes:
- The awards were made on 1 June 2001 under the terms of the deferred share plan whereby 50 per cent of the value of the 2000/01 annual bonus was paid as contingent shares to be held in trust for three years, based on a share price of 652.0 pence. This was the average of the mid-market price of a share for the three business days immediately prior to 1 June 2001.
- The increase in the contingent interest in shares between the date of the award and 1 April 2004 results from a notional reinvestment of dividends that would have been paid on these shares in that period and an adjustment to take account of the rights issue (based on the ratio of the last quoted cum-rights share price of 531.5 pence to the theoretical ex-rights price of 459.54 pence).
- The value of the contingent interest in shares on 1 April 2004 is based on the mid-market price of a share on that day of 521.5 pence.
- The value of the shares transferred to executives during the year is based on the market price of a share at the date and time of transfer.

in the performance period and vesting is subject to satisfying the performance conditions (modified if appropriate). Except in the case of the death of a participant, there is normally no early vesting of awards. Awards lapse where terminations during the performance period do not satisfy the good leaver provisions.

Participants normally have three months from the date the award vests in which to exercise their right to acquire the number of shares that have vested. Awards are normally satisfied by the transfer of shares from the trustee to participants. The trustee periodically buys shares in the market to ensure that it can satisfy its liabilities when an award vests. These purchases are normally financed by the company making a loan to the trustee. The company takes account of the vesting timetable and likely scale of vesting in determining the financial assistance it provides for the trustee. The company reviews this arrangement from time to time to ensure its cost-effectiveness. Awards may also be satisfied by allotting shares. Details of the number of shares held by the trust at 1 June 2005 are given on page 35.

***(a) 2005/06 grant***
The proposed 2005/06 awards to each director will be an option to acquire shares worth up to a potential value of 80 per cent of their annual salary at grant. It is expected that the TSR comparator group will comprise the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent, and Viridian. The performance period will be 1 April 2005 to 31 March 2008. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance. The proposed scale of vesting is set out in table 25.

**Table 25: 2005/06 grant proposed vesting scale**

| | | 2005-06 plan |
|---|---|---|
| Comparator group size (No. of companies) | | 17 |
| Ranking | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 |
| 5 | 93 | 74.4 |
| 6 | 78 | 62.4 |
| 7 | 63 | 50.4 |
| 8 | 48 | 38.4 |
| 9 | 33 | 26.4 |
| 10 or below | 0 | 0 |

***(b) 2004/05 grant***
During the year, awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2004/05 performance share plan. The extent to which awards vest will be based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2004 to 31 March 2007. The comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent, and Viridian. In addition, three smaller companies, Bristol Water, East Surrey Holdings and International Energy Group, were included as a notional combined 17th company made up in proportion to their market capitalisations at the start of the performance period. There have been no changes during the year. Awards will vest after 31 March 2007 provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance.

***(c) 2003/04 grant***
The extent to which awards vest is based in part on the company's TSR performance relative to the comparator group of companies over the period 1 April 2003 to 31 March 2006. The comparator group comprises 15 companies in addition to United Utilities. During 2004/05, British Energy delisted. It has been retained in the comparator group and United Utilities' TSR performance relative to it will be compared from the beginning of the performance period until the delisting. The test against measures of underlying business performance will take account of performance against the earnings per share, dividend cover and interest cover targets for 2005/06 set out in the group's five-year business plan to 2007/08.

***(d) 2002/03 grant***
The extent to which awards vest is based in part on the company's TSR performance relative to the comparator group of companies over the period 1 April 2002 to 31 March 2005. At the beginning of the performance period the comparator group comprised 18 companies in addition to United Utilities. Lattice Group was subsequently excluded from the group following its merger with National Grid Group. During 2004/05, British Energy delisted. It has been retained in the comparator group and United Utilities' TSR performance relative to it will be compared from the beginning of the performance period until the delisting.

Details of directors' continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 26.

### Table 26: Executive directors' continuing scheme interests in the performance share plan (audited information)

| | | | | Award details | | | | Contingent scheme interest at 1 April 2004 | | Contingent scheme interest awarded during the year | | Contingent scheme interest at 31 March 2005 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Award date | Performance period | Maximum value at award date % of salary | Maximum value at award date £'000 | Market price of a share at award pence | Max. no. of shares | Max. no. of shares | Max. value £'000 | Max. no. of shares | Max. value £'000 | **Max. no. of shares** | **Max. value £'000** |
| **John Roberts** | | | | | | | | | | | | | |
| 2002/03 | | 1.10.02 | 1.4.02 to 31.3.05 | 80 | 360.0 | 587.5 | 61,276 | 70,872 | 369.6 | – | – | **70,872** | **447.2** |
| 2003/04 | Ordinary | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 360.0 | 469.0 | 57,843 | 57,843 | 301.7 | – | – | **57,843** | **365.0** |
| | A shares | | | | | 276.0 | 32,135 | 32,135 | 103.6 | – | – | **32,135** | **144.8** |
| 2004/05 | Ordinary | 18.8.04 | 1.4.04 to 31.3.07 | 80 | 384.0 | 527.0 | 51,885 | – | – | 51,885 | 283.8 | **51,885** | **327.4** |
| | A shares | | | | | 341.25 | 28,825 | – | – | 28,825 | 100.2 | **28,825** | **129.9** |
| Total | | | | | | | | | 774.9 | | 384.0 | | **1,414.3** |
| **Simon Batey** | | | | | | | | | | | | | |
| 2002/03 | | 1.10.02 | 1.4.02 to 31.3.05 | 80 | 240.0 | 587.5 | 40,851 | 47,248 | 246.4 | – | – | **47,248** | **298.1** |
| 2003/04 | Ordinary | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 240.0 | 469.0 | 38,556 | 38,556 | 201.1 | – | – | **38,556** | **243.3** |
| | A shares | | | | | 276.0 | 21,420 | 21,420 | 69.0 | – | – | **21,420** | **96.5** |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 264.0 | 547.0 | 35,658 | – | – | 35,658 | 195.1 | **35,658** | **225.0** |
| | A shares | | | | | 347.75 | 19,810 | – | – | 19,810 | 68.9 | **19,810** | **89.2** |
| Total | | | | | | | | | 516.5 | | 264.0 | | **952.1** |
| **Charlie Cornish** | | | | | | | | | | | | | |
| 2003/04 | Ordinary | 7.1.04 | 1.4.03 to 31.3.06 | 80 | 188.0 | 490.0 | 28,710 | 28,710 | 149.7 | – | – | **28,710** | **181.2** |
| | A shares | | | | | 297.0 | 15,950 | 15,950 | 51.4 | – | – | **15,950** | **71.9** |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 188.0 | 547.0 | 25,407 | – | – | 25,407 | 139.0 | **25,407** | **160.3** |
| | A shares | | | | | 347.75 | 14,115 | – | – | 14,115 | 49.0 | **14,115** | **63.6** |
| Total | | | | | | | | | 201.1 | | 188.0 | | **477.0** |
| **Gordon Waters** | | | | | | | | | | | | | |
| 2002/03 | | 1.10.02 | 1.4.02 to 31.3.05 | 80 | 184.0 | 587.5 | 31,319 | 36,224 | 188.9 | – | – | **36,224** | **228.6** |
| 2003/04 | Ordinary | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 184.0 | 469.0 | 29,565 | 29,565 | 154.2 | – | – | **29,565** | **186.6** |
| | A shares | | | | | 276.0 | 16,425 | 16,425 | 52.9 | – | – | **16,425** | **74.0** |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 224.0 | 547.0 | 30,258 | – | – | 30,258 | 165.5 | **30,258** | **190.9** |
| | A shares | | | | | 347.75 | 16,810 | – | – | 16,810 | 58.5 | **16,810** | **75.7** |
| Total | | | | | | | | | 396.0 | | 224.0 | | **755.8** |

**Notes:**

- The maximum values shown for 1 April 2004 and 31 March 2005 have been calculated using the mid-market price of a share at close of business on the relevant date (1.4.04 = 521.5 pence (ordinary share) and 322.25 pence ('A' share); 31.3.05 = 631.0 pence (ordinary share) and 450.5 pence ('A' share).
- The maximum number of shares comprising the contingent scheme interest at 31 March 2004 for the 2002/03 awards incorporates an adjustment to take account of the rights issue. The values of the shares comprising awards based on the last quoted cum-rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares shown above.
- The market price of a share at award is the mid-market price of an ordinary or 'A' share at close of business on the last trading day immediately prior to the award date (2002-03 awards unadjusted for the rights issue). This is used to calculate the maximum number of shares comprised in the award.
- John Roberts' 2004/05 award was part of a special grant to five executives whose awards could not be made until a rule change relating to retirement had been approved at the 2004 annual general meeting. The market prices of an ordinary and 'A' share at the date of their awards were 527.0 pence and 341.25 pence respectively. However, as disclosed in the note accompanying the resolution to the annual general meeting, to ensure that the beneficiaries of the rule change were treated neither more nor less favourably than participants in the main grant, the maximum number of shares in their awards was calculated using the market prices of 547.0 pence (ordinary share) and 347.75 pence ('A' share) applicable to the main grant.
- Details of the criteria used for grants under the performance share plan are on pages 42 to 44.

**Table 27: Performance share plan vesting scales**

| | 2002/03 plan | | 2003/04 plan | | 2004/05 plan | |
|---|---|---|---|---|---|---|
| Comparator group size (No. of companies) | | 18 | | 16 | | 18 |
| Ranking in comparator group | % of max award vesting | % of salary | % of max award vesting | % of salary | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 | 100 | 80 | 100 | 80 |
| 5 | 97 | 77.6 | 88 | 70.4 | 97 | 77.6 |
| 6 | 82 | 65.6 | 72 | 57.6 | 82 | 65.6 |
| 7 | 68 | 54.4 | 57 | 45.6 | 68 | 54.4 |
| 8 | 54 | 43.2 | 41 | 32.8 | 54 | 43.2 |
| 9 | 40 | 32 | 0 | 0 | 40 | 32 |
| 10 or below | 0 | 0 | 0 | 0 | 0 | 0 |

**Table 28: Performance share plan TSR performance**

| | 2002/03 plan | | | 2003/04 plan | | | 2004/05 plan | | |
|---|---|---|---|---|---|---|---|---|---|
| Performance period | | | 1.4.02 to 31.3.05 | | | 1.4.03 to 31.3.06 | | | 1.4.04 to 31.3.07 |
| Comparator group size (No. of companies) | | | 18 | | | 16 | | | 18 |
| Date | Period TSR % | Ranking | % vesting | Period TSR % | Ranking | % vesting | Period TSR % | Ranking | % vesting |
| 31.3.05 | 39.9 | 5 | 97 | 30.4 | 8 | 41 | 42.7 | 7 | 68 |

**Notes:**
- Period TSR is the cumulative total shareholder return from the beginning of the respective performance period until 31 March 2005.
- Percentage vesting for the 2002/03 plan at 31 March 2005 indicates the proportion of the maximum award which will vest if the TSR performance is considered to be consistent with underlying financial performance.
- Percentage vesting for the 2003/04 and 2004/05 plans are notional indications of the proportion of the maximum award which would vest if the specified ranking was the company's position at the end of the respective performance period and was consistent with underlying business performance.

Table 27 above sets out the vesting scales for each of the performance share plans in operation at 31 March 2005.

The TSR performance at 31 March 2005 for each of the current plans is set out in table 28. The performance periods for the 2003/04 and 2004/05 plans do not end until 31 March 2006 and 31 March 2007 respectively.

*(e) 2001/02 grant*
During the year, awards granted under the 2001/02 plan vested.

The extent to which awards vested was based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2001 to 31 March 2004. At the beginning of the performance period the comparator group comprised the following 24 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Capita Group, Centrica, Daily Mail & General Trust, Dixons Group, Imperial Tobacco Group, International Power, J Sainsbury, Kelda Group, Lattice Group, National Grid Group, Powergen, Railtrack, Safeway, Scottish & Newcastle, Scottish & Southern Energy, Scottish Power, Severn Trent, Viridian and Whitbread. Powergen was subsequently excluded from the comparator group as a result of the takeover bid announcement occurring within the first three months of the performance period. The announcements of the merger of National Grid Group and Lattice Group, the takeover bid for Safeway, takeover activity for AWG and the suspension of dealings in Railtrack shares occurred after the first three months of the performance period. All were retained in the comparator group. National Grid Group continued as National Grid Transco. United Utilities' TSR performance relative to the other companies was compared from the beginning of the performance period until the day before the merger (Lattice Group) or takeover activity announcements (Safeway and AWG) and the date of Railtrack's share suspension.

United Utilities' TSR for the performance period was 15.5 per cent which placed it eighth out of 24, resulting in 81 per cent of the maximum award vesting and 19 per cent lapsing. The remuneration committee was satisfied that the TSR performance was consistent with the company's underlying business performance. In particular, performance exceeded the earnings per share, dividend cover and interest cover targets for 2003/04 set out in the group's five-year business plan to 2005/06. The awards, therefore, vested in accordance with the company's relative TSR performance.

Further details of directors' scheme interests in the performance share plan, vested during the year, are set out in table 29.

**Table 29: Executive directors' scheme interests in the performance share plan vested during the year (audited information)**

| | | | | | | Award details | Contingent scheme interest at 1 April 2004 | | Contingent scheme interest lapsed during the year | Contingent scheme vested interest during the year | | Value of award at exercise | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Award date | Performance period | % of salary | Maximum value at award date £'000 | Market price of a share at award pence | Max. no. of shares | Max. no. of shares | Max. value £'000 | No. of shares | No. of shares | Value £'000 | Market price of a share at exercise pence | Value £'000 |
| **John Roberts** | | | | | | | | | | | | | |
| 2001/02 | 9.7.01 | 1.4.01 to 31.3.04 | 80 | 256.0 | 652.0 | 39,263 | 45,412 | 236.8 | 8,629 | 36,783 | 199.5 | 546.0 | 200.8 |
| **Simon Batey** | | | | | | | | | | | | | |
| 2001/02 | 9.7.01 | 1.4.01 to 31.3.04 | 80 | 208.0 | 652.0 | 31,901 | 36,897 | 192.4 | 7,011 | 29,886 | 162.1 | 546.5 | 163.3 |
| **Gordon Waters** | | | | | | | | | | | | | |
| 2001/02 | 9.7.01 | 1.4.01 to 31.3.04 | 80 | 146.4 | 652.0 | 22,453 | 25,970 | 135.4 | 4,935 | 21,035 | 114.1 | 546.0 | 114.9 |

**Notes:**

- The market price of a share at award is the mid-market price of a share (unadjusted for the rights issue) at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.
- The maximum values shown for 1 April 2004 have been calculated using the mid-market price of a share of 521.5 pence at close of business on that date.
- Awards vested on 1 June 2004 in respect of 81 per cent of the maximum number of shares under option and lapsed in respect of 19 per cent. The values for scheme interests vesting during the year have been calculated using the mid-market price of a share of 542.5 pence on close of business on that date.
- The above awards were granted as 'option awards', whereby the participant is granted an option to acquire the number of shares which vests under the plan. The options are exercisable over a period of three months from the vesting date. No consideration was payable by the executives either upon grant of the option award or upon the subsequent exercise of the option. Simon Batey exercised his option on 14 June, John Roberts on 9 June, and Gordon Waters on 4 June 2004 over all of the shares that vested.

*Performance graph*

Chart 2 compares the company's annual total shareholder return (TSR) performance for the past five years against the FTSE 100 Index. This index was chosen as it is the most appropriate broad equity market index. This comparison also supplements the information on the group's TSR performance relative to the comparator groups in the performance share plan. The TSR indices used in the chart have been calculated in accordance with the Directors' Remuneration Report Regulations 2002 relative to a base date of 31 March 2000.

**Chart 2: Total shareholder return**



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United Utilities
FTSE 100
Source: Thomson Financial
Mar 2000
Mar 2001
Mar 2002
Mar 2003
Mar 2004
Mar 2005


This graph shows the value, by 31 March 2005, of £100 invested in United Utilities on 31 March 2000 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

*Share options*

Grants of executive share options were made under the company share option plan 1999 up to and including 2002, except for executive directors and a limited number of other executives who were granted awards under the performance share plan. There has been no grant of executive share options since 2002. From 2003, awards under the performance share plan have replaced further grants of executive share options.

Executive directors are eligible to participate in the all-employee SAYE scheme (ShareSave). Neither the award nor the exercise of ShareSave options is dependent upon the satisfaction of performance conditions. The last grant of options was ShareSave 2004. Details of their interest in ShareSave options are shown in table 30.

**Table 30: Directors' ShareSave options (audited information)**

| | At 1 April 2004 | Granted/(lapsed) during the year | Exercised during the year | At 31 March 2005 | Exercise price per share pence | First date exercisable | Last date exercisable |
|---|---|---|---|---|---|---|---|
| **John Roberts** | | | | | | | |
| ShareSave 2000 | 4,139 | – | 4,139 | – | 407.66p | 01.03.2005 | 31.08.2005 |
| Total | 4,139 | – | 4,139 | – | | | |
| **Simon Batey** | | | | | | | |
| ShareSave 2001 | 2,012 | – | 2,012 | – | 481.16p | 01.03.2004 | 31.08.2004 |
| ShareSave 2004 | 1,751 | – | – | **1,751** | 396.0p | 01.03.2007 | 31.08.2007 |
| Total | 3,763 | – | 2,012 | **1,751** | | | |
| **Gordon Waters** | | | | | | | |
| ShareSave 2002 | 2,648 | – | – | **2,648** | 432.3p | 01.03.2007 | 31.08.2007 |
| ShareSave 2003 | 382 | – | – | **382** | 423.66p | 01.03.2006 | 31.08.2006 |
| Total | 3,030 | – | – | **3,030** | | | |

**Notes:**

- The mid-market price of a share on 31 March 2005 was 631.0 pence and the range in the year was 505.0 pence to 662.5 pence.
- No amount is payable by a participant for the grant of a ShareSave option.
- Except for ShareSave 2004, the number of shares under option at 1 April 2004 and 31 March 2005 and the exercise prices reflect adjustments to take account of the rights issue.
- The aggregate notional gain made by directors on the exercise of options during the year (based on the difference between the mid-market price of a share on the day on which options were exercised and the exercise price) was £9,525 (2004 – £nil).

*Executive directors' shareholdings*

Executive directors are required to build up and retain a target shareholding equal to 1x yearly salary, normally within five years of appointment. Performance share plan awards are delivered in shares and executives can retain all the shares that vest if they make a cash payment to meet their PAYE statutory liabilities. The company prefers a flexible approach to the accumulation of a shareholding, which takes account of individual circumstances, and has decided not to require executives to retain a proportion of shares which vest under its incentive plans. However, it has retained the option to pay the annual bonus in shares if it considers this to be appropriate. Executive directors' interests in shares, as at 31 March 2005, are listed in tables 12, 13 and 14 of the directors' report on pages 35 and 36. The value of these interests relative to their yearly salaries are shown in table 31 below.

**Table 31: Executive directors' shareholdings**

| | Yearly salary at 31 March 2005 £'000 | Value of shareholding at 31 March 2005 £'000 | Value of shareholding relative to yearly salary % | Target to be achieved by |
|---|---|---|---|---|
| John Roberts | 504.0 | 876.5 | 173.9 | 1 September 2004 |
| Simon Batey | 346.5 | 718.8 | 207.4 | 1 April 2005 |
| Charlie Cornish | 250.0 | 0.3 | 0.1 | 27 January 2009 |
| Gordon Waters | 294.0 | 312.2 | 106.2 | 1 June 2002 |

**Note:**

- The value of the shareholding is based on share prices of 631.34 pence (ordinary share) and 449.91 pence ('A' share). These are the share prices averaged over the final three months of the financial year.

*Pension arrangements*

The main pension scheme is the United Utilities Pension Scheme (UUPS). It provides pensions and other benefits to members within Inland Revenue limits.

The remuneration committee recognises that pension is an important but potentially costly element of remuneration. Decisions have previously been made to close the defined benefit section of the scheme to newly-recruited directors and other senior executives from 1 July 2003, and to stop entry to the defined benefit executive section (which provides enhanced benefits) for existing scheme members with effect from 1 April 2004. It was further agreed not to extend the use of unfunded arrangements to provide pension benefits above the Inland Revenue limits imposed on the pension scheme.

Newly-recruited executive directors may join the defined contribution section of the scheme. They may make a regular contribution of up to seven per cent of basic pay and additional voluntary contributions provided total contributions do not exceed the Inland Revenue's maximum, (i.e. 15 per cent) of the earnings cap. The company contributes at twice the member's regular contribution rate, the maximum being 14 per cent of basic pay (but not limited by the earnings cap). The normal pension age is 65. Charlie Cornish is a member of this section. He pays seven per cent of his pensionable pay subject to a maximum yearly contribution of 15 per cent of the earnings cap. The accrual of his pension benefits is currently limited by the earnings cap.

John Roberts, Simon Batey, Tom Drury and Gordon Waters are members of the defined benefit section. It provides a pension for them on normal retirement at age 60 based on a maximum accrual rate of 1/30th of pensionable earnings for each completed year of service. The maximum pension is two thirds of pensionable earnings. Early retirement is possible from age 50 if the company agrees. In the event of early retirement, pension benefits are actuarially reduced. John Roberts and Simon Batey contribute five per cent and Tom Drury and Gordon Waters six per cent of their pensionable pay to the pension scheme subject to a maximum yearly contribution of 15 per cent of the earnings cap.

The Finance Act 1989 restricts the pension benefits that can be paid by the scheme as the earnings cap limits pensionable earnings for calculating benefits. Arising from previous policy, the company has put in place separate arrangements for John Roberts, Simon Batey, Tom Drury and Gordon Waters (and a limited number of other senior executives), the effect of which is to provide pension benefits calculated on the same basis as for executives whose pensionable earnings are not limited by the cap. These arrangements are unfunded. At 31 March 2005, there were 26 such arrangements in place. Ten related to current executives, five to deferred pensioners and 11 to pension benefits in payment. Further information on payments made during the year and the total cost of the unfunded arrangements is given in note 26 to the accounts.

During the financial year ended 31 March 2005, the total amounts set aside or accrued by the company or its subsidiaries to provide pension, retirement or similar benefits for all directors and members of the executive leadership team as a group was £1,804,042. Non-executive directors do not participate in any of the company's pension schemes.

Pension benefits are calculated on basic salary only. Tom Drury and Gordon Waters previously had a contractual entitlement to a pensionable bonus. Their bonus is no longer pensionable. To partially offset the reduction in their pensionable pay calculation, their pension benefits are based on notional pensionable pay of 1.225 and 1.3 times their basic pay respectively.

The pension benefits earned by directors during the year are shown in table 32.

During the year, the remuneration committee considered the potential impact of legislative changes on pensions' policy. From April 2006, current Inland Revenue limits will cease to apply to benefits provided by the pension scheme under either the defined benefit or defined contribution sections. The trustees of the company's various pension schemes will be examining the rule changes necessary to ensure that the schemes qualify as registered pension schemes under the new regime. It is expected that there will be no change to the existing UUPS benefit limit of two thirds of pensionable pay for members of the defined benefit section. If a member's accrued fund exceeds the new lifetime allowance, the benefits payable by the scheme from that excess will be subject to a higher rate of income tax. There will be no arrangements to compensate members for any change in their personal tax liability.

Executives with unfunded arrangements are all members of the defined benefit section of UUPS. They will be given three months from the date on which the legislative changes take effect to decide whether to transfer the value of their unfunded benefit into the registered pension scheme. They may also choose whether all future fund accrual should be within the registered scheme or whether any benefit in excess of those generated within the lifetime allowance should accrue under the unfunded arrangement. There will be no arrangements to compensate for any change in personal tax liability on benefits payable by the registered pension scheme from any excess over the lifetime allowance.

The committee will further consider pension policy over the next year, particularly in relation to alternative arrangements to pension accrual.

**Table 32: Executive directors' pension benefits (defined benefit scheme) (audited information)**

| | Accumulated total accrued pension at 1 April 2004 | | Increase in accrued pension during the year | | | | **Accumulated total accrued pension at 31 March 2005** | |
|---|---|---|---|---|---|---|---|---|
| | | | Increase net of inflation | Member contributions | Transfer value of increase (net of member contributions) | Total change in transfer value (net of member contributions) | | **Transfer value** |
| | £'000 p.a. | Transfer value £'000 | £'000 p.a.(1) | £'000 | £'000(2) | £'000(3) | **£'000 p.a.** | **£'000** |
| John Roberts | 71.4 | 1,219.9 | 18.0 | 15.3 | 314.5 | 447.2 | **91.9** | **1,682.4** |
| Simon Batey | 42.3 | 526.6 | 12.8 | 15.3 | 161.3 | 239.6 | **56.6** | **781.5** |
| Gordon Waters | 88.6 | 1,464.0 | 19.5 | 15.3 | 331.0 | 498.5 | **111.2** | **1,977.8** |

**Notes:**

- Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving employment or retirement if earlier.
- Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
- The transfer value of the net increase in pension (2) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at the year end, or at date of leaving employment or retirement if earlier. It is based on the accrued pension increase (1) and is calculated after deducting the director's contribution.
- The change in the transfer value (3) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
- Voluntary contributions paid by directors and resulting benefits are not shown.
- The transfer value represents a liability of the company to make pension payments in the future but not a sum paid to the individual.
- During the year ended 31 March 2005, the company paid contributions for Charlie Cornish totalling £34,125 (2004 – £7,187) to the defined contribution section of the pension scheme.

***Contracts of service and compensation for termination***
The company's policy is that the executive directors and executive officers normally have one-year notice periods. The company may offer a longer notice period if it considers that necessary to recruit a new director or executive officer. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. All the current executive directors have one-year notice periods.

Contracts terminate automatically upon the director reaching age 60 (Charlie Cornish: 65) unless the company agrees that a director may continue to work after attaining age 60 (Charlie Cornish: 65). No special arrangements apply if there is a change of control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid, normally by reference to fixed elements of remuneration and the notice period. There is no automatic entitlement to payments under the annual bonus or performance share plan. Any annual bonus payment is at the discretion of the company; performance share plan vesting is at the discretion of the trustees based on a recommendation from the remuneration committee. A payment will not normally be made unless the termination is for a 'good leaver' reason such as retirement or because of ill health, or there are other special circumstances. Payments are then pro-rated and subject to the performance conditions on which awards were granted (modified if appropriate) being satisfied.

The committee will apply such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Combined Code and will take legal advice on the company's liability to pay compensation and the amount of the compensation in each case. Its policy is to take a robust line on reducing compensation. It may phase payments to reflect a departing employee's obligation to mitigate loss. The committee reviews this policy each year. No changes were made during the year. Details of directors' and senior managers' contracts are set out in table 33.

**Table 33: Executive directors' and senior managers' service contracts**

| | Date of contract | Unexpired term (to 60th birthday•) | Notice period | Contractual compensation upon early termination |
|---|---|---|---|---|
| John Roberts | 01.09.99 | 02.03.06 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Simon Batey | 01.04.00 | 04.09.13 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Gordon Waters | 01.03.96 | 06.06.07 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Charlie Cornish | 05.01.04 | 30.11.24• | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Tom Drury | 09.05.05 | 14.09.21 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Linda Booth | 01.01.03 | 09.10.12 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Hugh Logan | 17.07.00 | 11.11.09 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Ian Priestner | 16.10.00 | 20.05.17 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Tim Rayner | 01.04.98 | 04.08.20 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |

**Note:**
• The unexpired term for Charlie Cornish is to his 65th birthday.

Approved by the board of directors on 1 June 2005 and signed on its behalf by

**John Seed**
Remuneration committee chairman

# Corporate governance report

**The Combined Code**
In July 2003, the Financial Reporting Council in the UK issued a revised Combined Code on Corporate Governance which superseded the Combined Code published in 1998 (the 'Combined Code'). Throughout the year, the board has complied fully with the revised Combined Code and this report, together with the remuneration report on pages 37 to 48, give details of how these principles have been applied.

**The Board of Directors**
"Every company should be headed by an effective board, which is collectively responsible for the success of the company." (Combined Code principle A.1)

The board is scheduled to meet ten times each year with additional meetings called if required. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. In addition, it is responsible for business planning and risk management and for the development of group policies including such areas as health and safety, directors' and senior managers' remuneration and for social, environmental and ethical issues. Attendance by individual directors at meetings of the board and its committees during the year ended 31 March 2005 is shown in table 34 and full biographical details of the directors can be found on pages 33 and 34.

The chairman holds meetings with the non-executive directors without the executive directors present. Led by the senior independent director, the non-executive directors meet without the chairman present at least annually to appraise the chairman's performance. Directors have a right to ensure that any concerns they have, which cannot be resolved about the running of the company or a proposed action, are recorded in the board minutes. In addition, upon resignation a non-executive director is asked to provide a written statement addressed to the chairman, for circulation to the board, if they have any such concerns.

The group's governance structure ensures that all decisions are made by the most appropriate people in such a way that the decision-making process itself does not unnecessarily delay progress. The board has formally delegated specific responsibilities to board committees, including the audit (see page 52), remuneration (see page 38), nomination (see 'Appointments to the board' on page 50), approvals and treasury committees. All board committees are provided with sufficient resources to undertake their duties.

The approvals committee considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors, the managing director of Your Communications and the company secretary.

The treasury committee considers and approves borrowing, leasing, bonding and other banking facilities within limits set by the board. Its members are the chairman and the executive directors together with, for more significant or complex transactions, one other non-executive director.

The directors of subsidiary companies are legally responsible for those business entities. They are tasked with the delivery of the targets set within the budgets approved by the group board and for the implementation of group strategy and policy across their businesses. United Utilities Water PLC, for example, is a substantial business in its own right and its board includes two independent non-executive directors (Phillida Entwistle and Deborah Morton).

The company maintains an appropriate level of directors' and officers' insurance in respect of legal action against the directors.

***Chairman and chief executive***
"There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company's business. No one individual should have unfettered powers of decision." (Combined Code principle A.2)

Separate individuals have been appointed to the positions of chairman and of chief executive. The board has agreed clearly defined responsibilities for the roles and has adopted a set of guiding principles to govern the relationship between them. The chairman is primarily responsible for the working of the board. The chief executive is responsible for running the group's business and for implementing board strategy and policy.

***Board balance and independence***
"The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board's decision taking." (Combined Code principle A.3)

The board aims to maintain a balance of executive and non-executive directors and, at the date of adoption of this statement, comprises the chairman, five executive directors and seven non-executive directors determined by the board to be independent. The directors have a wide and diverse range of business and other experience and expertise.

The Combined Code does not regard the chairman as being independent in view of his unique role in corporate governance although, were he not chairman, Sir Richard would satisfy the independence criteria laid down by the Combined Code. Taking into account the provisions of the Combined Code, the board has determined that all of the non-executive directors are independent and free from any business or other relationship which could compromise their independent judgement. In particular, the board has determined that Sir Peter Middleton remains independent, notwithstanding that he has served on the board for more than nine years. Andrew Pinder remains independent, notwithstanding that he receives additional remuneration as a non-executive director of Vertex. In making these determinations, the board took into

**Table 34: Attendance by individual directors at meetings of the board and its committees**

| | Board | | Audit | | Nomination | | Remuneration | |
|---|---|---|---|---|---|---|---|---|
| | Possible | Actual | Possible | Actual | Possible | Actual | Possible | Actual |
| John Roberts | 17 | 16 | n/a | n/a | 3 | 3 | n/a | n/a |
| Simon Batey | 17 | 16 | n/a | n/a | n/a | n/a | n/a | n/a |
| Charlie Cornish | 17 | 16 | n/a | n/a | n/a | n/a | n/a | n/a |
| Gordon Waters | 17 | 14 | n/a | n/a | n/a | n/a | n/a | n/a |
| Sir Richard Evans | 17 | 17 | n/a | n/a | 3 | 3 | n/a | n/a |
| Norman Broadhurst | 17 | 13 | 7 | 7 | 3 | 3 | 6 | 6 |
| David Jones | 5 | 4 | 2 | 2 | – | – | 2 | 2 |
| Sir Peter Middleton | 17 | 15 | 7 | 6 | 3 | 2 | 6 | 4 |
| Jane Newell | 17 | 15 | 7 | 7 | 3 | 3 | 6 | 6 |
| Andrew Pinder | 17 | 16 | 7 | 5 | 3 | 2 | 6 | 6 |
| John Seed | 17 | 16 | 7 | 7 | 3 | 3 | 6 | 6 |

account their breadth of experience, their financial independence and their other business interests.

Sir Peter Middleton has been appointed as senior independent director. The senior independent director would be available to shareholders if they have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate. The full terms of reference for the senior independent director are available on the company's web site but include: the authority to call a meeting of the non-executive directors if, in his opinion, it is necessary; to lead a meeting of the non-executive directors without the chairman present at least annually to appraise the chairman's performance; and to attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of their issues and concerns.

*Appointments to the board*

"There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board." (Combined Code principle A.4)

The board has constituted a nomination committee which meets at least once each year and otherwise as required. The committee considers and makes recommendations to the board on the composition, balance and membership of the board. The committee evaluates the balance of skills, knowledge and experience on the board and, in the light of this evaluation, prepares a description of the roles and capabilities required for a particular appointment. Its members are the non-executive directors, including the chairman (who is chairman of the committee, although the chairman will not chair the committee when the committee deals with the appointment of a successor to the chairmanship), together with the chief executive. As such, the majority of the members of the committee are independent non-executive directors. The nomination committee's terms of reference are available to shareholders on request and are also available on the company's web site. The committee met three times in the year to 31 March 2005.

The nomination committee leads the process for board appointments and makes recommendations to the board about filling vacancies on the board, appointing additional persons to the board and the re-election by shareholders of any director under the retirement by rotation provisions in the company's articles of association. During the year, the committee prepared a description of the roles and capabilities required for the appointment of a non-executive director, engaged the services of Whitehead Mann and made recommendations to the board as part of the final selection process which led to the appointment of David Jones and Nick Salmon as non-executive directors.

The letters of appointment of non-executive directors are made available on the company's web site. They set out the expected time commitment and non-executive directors undertake that they will have sufficient time to meet what is expected of them. Non-executive directors' other significant commitments are disclosed to the board before appointment, with the board being notified of any subsequent changes.

The company recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the company. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a conflict of interest or could have a detrimental effect on a director's performance), executive directors are allowed to accept one non-executive directorship and to retain the fees. However, the board's policy is that no full-time executive director should take on more than one non-executive directorship of a FTSE 100 company or the chairmanship of such a company. John Roberts is a non-executive director of Volex Group plc, for which he earned and retained a fee of £26,000 during the year to 31 March 2005 and Simon Batey is a non-executive director of Arriva plc, for which he earned and retained a fee of £32,458 during the year to 31 March 2005.

*Information and professional development*

"The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge." (Combined Code principle A.5)

The quality of the contribution that directors, particularly non-executives, can make is directly dependent upon the quality of the information they receive. Accordingly, all directors receive comprehensive information on a regular basis. Board papers are normally distributed five days in advance of the relevant meeting to allow sufficient time for directors to be fully briefed. The papers are sufficiently detailed to enable the directors to obtain a thorough grasp of the management and financial performance of the company and the operating businesses. Minutes of committee meetings are circulated to all board members.

The board has established a governance framework which encourages all directors to bring an independent judgement to bear on issues of strategy, performance and resources, including key appointments and standards of conduct. New directors receive appropriate induction on joining the board. As part of this, the company has offered major shareholders the opportunity to meet David Jones and Nick Salmon as new non-executive directors.

All directors have access to the advice and services of the company secretary, who is responsible to the board for ensuring that board procedures are complied with. Both the appointment and removal of the company secretary are a matter for the board as a whole.

The board has adopted a protocol under which directors have access, through the company secretary, to independent professional advice at the company's expense where they judge it necessary to discharge their responsibilities as directors.

*Performance evaluation*

"The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors." (Combined Code principle A.6)

During the year, the board conducted an evaluation of its own performance and that of its committees and individual directors.

The process involved the completion by each director of a confidential questionnaire. The questionnaire was modelled on the Chairmen's Guide to the Board Performance Review published by the Chairmen's Forum and was consistent with guidance published by the Chartered Institute of Secretaries and Administrators, and required each director to score the board's performance on 64 issues, such as contribution to strategy, risk management, financial and operational reporting, board committees, matters reserved for the board, communication, company and board advisers, relations with the group's regulators and board procedures and invited additional comments.

In addition, the members of the audit, group approvals, nomination, remuneration and treasury committees completed additional confidential questionnaires about the functioning of those committees, as did those managers and advisers who frequently deal with those committees. For example, in the case of the audit committee, the auditor and the group audit manager each completed confidential questionnaires about the audit committee.

The company secretary analysed the completed board and committee questionnaires and summarised the findings in a report for the chairman, which highlighted and prioritised the key areas of feedback. The chairman subsequently conducted one-to-one discussions with each of the board members based on the summary report, after which the chairman reported back to the whole board on the evaluation process and its key findings. The board developed a plan to make changes in a number of areas, including updating skills, succession planning and creating more time for discussions on strategic issues, which either have already been implemented or will be implemented during the course of the current financial year.

The responses to the questionnaires demonstrated a high degree of consistency and the evaluation process affirmed the board's confidence in the group's system of corporate governance.

*Reappointment of directors*

"All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board." (Combined Code principle A.7)

The board initially appoints all new directors, on the recommendation of the nomination committee and following an appropriate recruitment process. Following the appointment of a new director, he or she is required to retire and seek reappointment at the next annual general meeting. The company's articles of association include provisions requiring one-third of all directors to retire and seek reappointment at each annual general meeting, and ensuring that no director serves for more than three years without retiring and being proposed for reappointment at an annual general meeting.

Biographical details of directors being submitted for reappointment are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to reappointment under the company's articles of association and subject to Companies Acts' provisions relating to the removal of a director. The board explains to shareholders in the papers accompanying a resolution to reappoint a non-executive director why they believe that a non-executive director should be appointed. The chairman will confirm to shareholders when proposing reappointment that, following formal performance evaluation, that individual's performance continues to be effective and to demonstrate commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review, and will take into account the need for progressive refreshing of the board. Any non-executive director serving longer than nine years will be subject to annual reappointment.

*Financial reporting*

"The board should present a balanced and understandable assessment of the company's position and prospects." (Combined Code principle C.1)

In presenting the annual and interim financial statements and similar significant publications, the directors aim to present a balanced and understandable assessment of the group's position and prospects. In particular, the board has recognised the fact that the UK government has introduced legislation concerning the contents of a company's operating and financial review, which will take effect in 2006, and has endeavoured to conform with the Accounting Standards Board's statement of best practice concerning such reporting in advance of the requirements becoming mandatory.

The considerable overlap between the new operating and financial review requirements and the format of the US annual report on Form 20-F has prompted the board to produce, for the first time, a single consolidated UK and US compliant annual report and 20-F which it hopes will provide a single source of information about the company. The board recognises that the majority of shareholders elect not to receive the full annual report and to receive in its place a summary financial statement. Accordingly, it has taken steps to ensure that such shareholders also receive a stakeholder report which summarises the most important features of the company's activity during the year.

The directors have adopted the going concern basis in preparing these financial statements. This is based upon a review of the group's budget for 2005/06, the five-year business plan and investment programme, together with the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the 'Guidance on Going Concern and Financial Reporting for Directors of Listed Companies registered in the United Kingdom'; published in November 1994.

As at 31 March 2005, an evaluation was carried out under the supervision, and with the participation of senior management, including the chief executive and group finance director, of the effectiveness of the design and operation of the company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on, and as of the date of the company's evaluation, the chief executive and group finance director concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports that the company files and submits under UK and US legislation is recorded, processed, summarised and reported as and when required.

In addition, there has been no change in the company's internal controls or in other factors, during the period covered by this annual report, that has materially affected, or is reasonably likely to materially affect, the disclosure controls.

*Statement of directors' responsibilities*

In accordance with statutory requirements, the directors are responsible for preparing financial statements for each financial year which give a true and fair view of the company's and the group's state of affairs as at the end of the financial year, and of the profit or loss and cash flows for the financial year.

The directors consider that, in preparing the financial statements, the group has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. All applicable accounting standards have been followed, subject to any departure and explanation described in the notes to the consolidated financial statements.

The directors have a legal responsibility for ensuring that the company keeps accounting records which disclose, with reasonable accuracy at any time, the company's and the group's financial position and which enable them to ensure the financial statements comply with the Companies Act 1985. The directors also have a general legal responsibility for taking such steps as are reasonably open to them to safeguard the company's and the group's assets and to prevent and detect fraud and other irregularities. The external auditor's statement about its reporting responsibilities is set out on page 55.

*Internal control*

"The board should maintain a sound system of internal control to safeguard shareholders' investment and the company's assets." (Combined Code principle C.2)

The board is responsible for the group's system of internal controls and for reviewing its effectiveness. Throughout the year under review and up to the date of this report, the board has operated procedures meeting the requirements of the Combined Code relating to internal control as set out in the September 1999 guidance 'Internal Control Guidance for Directors on the Combined Code' published by the Institute of Chartered Accountants in England and Wales. Each year the board reviews all controls, including financial, operational and compliance controls and risk management procedures. The internal control system is designed to manage, rather than to eliminate, the risk of failure to achieve the company's business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

In addition, the board is making preparations for compliance with s404 of the US Sarbanes-Oxley Act of 2002. This includes ensuring that key financial controls are adequately documented and that they have been specifically tested.

The key features of the internal control system are:

- a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;

- comprehensive business planning, risk assessment and financial reporting procedures; including the annual preparation of detailed operational budgets for the year ahead and projections for subsequent years;
- a monthly board review of financial and non-financial key performance indicators to assess progress towards objectives;
- monthly meetings prior to each board meeting of the executive leadership team, a forum in which the executive directors, the managing directors of the group's businesses, the group functional directors and the company secretary exchange information and discuss strategic and operational issues which are of group-wide importance;
- regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;
- a self-certification process, subject to internal audit, whereby the operating businesses are required to confirm that the system of internal control is operating effectively;
- an internal audit function to provide independent scrutiny of internal control systems and risk management procedures;
- a bi-monthly risk management forum chaired by the group finance director, and comprising the company secretary, the group audit manager, the group health and safety manager and senior representatives from each of the operating businesses, to scrutinise key risks;
- a quarterly sustainable development panel chaired by the chief executive, and comprising the managing directors of United Utilities North West and United Utilities Contract Solutions, the head of environment and the community and three external professional specialists: Walter Menzies, Clive Jeanes and Dr Mark Everard. The role of the panel is to advise on environmental policy and, in particular, to identify risks to the environment, recommend targets and monitor performance against those targets;
- an annual risk assessment exercise involving self-assessment by management of all business risks in terms of impact, likelihood and control strength and an objective challenge of that assessment by the internal audit team;
- health and safety performance reviews carried out by our in-house safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses;
- centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews; and
- established procedures, set out in a group internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews.

***The audit committee and the auditor***

"The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors." (Combined Code principle C.3)

The audit committee's members are the non-executive directors who are determined in accordance with UK and US corporate governance rules to be independent. Norman Broadhurst is its chairman and the board is satisfied that he has recent and relevant financial experience as required by the Combined Code and is an audit committee financial expert as defined by Item 16A of Form 20-F. The committee met seven times in the year to 31 March 2005.

The committee has primary responsibility for making a recommendation on the appointment, reappointment and removal of the external auditor to the board, to put to shareholders for their approval in general meeting. It keeps under review the scope and results of the audit and its cost-effectiveness and the independence and objectivity of the auditor. The committee has established policies and procedures to pre-approve the provision of any audit or non-audit services and keeps the nature and extent of non-audit services under review, seeking to balance the maintenance of objectivity and value for money. It reviews the half-year and annual financial statements before submission to the board, reviews periodically the scope, remit and effectiveness of the internal audit function and the effectiveness of the group's internal control system. It also reviews annually arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The terms of reference of the audit committee are available to shareholders on request and are also available on the company's web site.

During the year, the board, on the recommendation of the audit committee, adopted a revised disclosure policy and have implemented a confidential voice mailbox for employees who want to report any concerns which they may have. The committee's objective is to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

Audit and audit-related services are pre-approved annually by the audit committee. Audit-related services generally are highly correlated with the role of an independent auditor. Such services include assurance on non-statutory information, assurance work carried out in connection with reporting to a statutory regulator, analysis and interpretation of accounting principles and their application, support for debt issues and similar transactions, and other services that have a bearing on the group's financial statements on which the external auditor provides their opinion.

Non-audit services are allowed under the procurement of audit and non-audit services' policy and do not affect the independence of the external auditor, but do require the pre-approval of the audit committee prior to the engagement. Specific approval may be delegated to a designated member of the audit committee, with such approvals to be reported to the next audit committee meeting. In granting such approval, the designated member of the audit committee is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees. In the financial year 2004/05, all services were pre-approved by the audit committee and none was undertaken without such pre-approval pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The group also maintains a list of prohibited services that cannot be provided by the group's auditors as they are considered by statute or, in the group's opinion, to be incompatible with the role of the independent auditor.

The fees paid or payable to the auditor in the year under review are set out in table 35.

**Table 35: Fees to Deloitte & Touche LLP**

| | 2005 £'000 | 2004 £'000 |
|---|---|---|
| Audit fees | **590.0** | 563.1 |
| Audit related fees [1] | **825.0** | 882.0 |
| Tax fees [2] | **300.0** | 335.0 |
| Total | **1,715.0** | 1,780.1 |

**Notes:**

(1) Audit-related fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including due diligence and assurance work, work associated with raising debt and equity finance and securities filing work.

(2) Tax fees are fees incurred for tax compliance, tax advice and related tax work.

(3) In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2005 totalling £15,000 (2004 – £66,800).

***Dialogue with institutional shareholders***

"There should be a dialogue with institutional shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place." (Combined Code principle D.1)

There is a programme of investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met or offered to meet with 116 different funds, representing 43 per cent of the company's issued ordinary share capital. This, together with regular announcements of significant events affecting the group and frequent updates on current trading, emphasises the board's commitment to keeping the company's equity and debt investors informed of developments affecting the group. The board regards this programme as important to improve investors' awareness of the business and for the board to gain an understanding of investors' priorities.

The board has taken steps to ensure that members of the board, and in particular the non-executive directors, develop an understanding of the views of major shareholders about their company through an annual survey of shareholder opinion produced for the company by Makinson Cowell. Non-executive directors are offered the opportunity to attend meetings with major shareholders and would attend them if requested by major shareholders.

***Constructive use of the annual general meeting***

"The board should use the annual general meeting to communicate with investors and to encourage their participation." (Combined Code principle D.2)

The board encourages shareholders to exercise their right to vote at the annual general meeting. The notice calling the meeting and related papers are sent to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue.

At annual general meetings, voting on all resolutions takes place by means of a poll which ensures that all shareholders' votes are taken into account, whether lodged in person at the meeting or by proxy. The poll vote is scrutinised by Lloyds TSB Registrars.

Presentations are made on the progress and performance of the business prior to the formal business of the meeting.

Shareholders are encouraged to participate through a question and answer session in which individual directors or, where appropriate, the chairman of the relevant committee, respond to those questions directly. Normally, the chairmen of the audit, nomination and remuneration committees will be available at the annual general meeting to answer questions relevant to the work of those committees. All directors normally attend the annual general meeting.

The interim report, the annual report, the stakeholder report and summary financial statement remain the primary means the board has of communicating during the year with all of the company's shareholders. However, the board recognises the importance of the internet as a means of communicating widely, quickly and cost-effectively. A library of information about the company is available 24 hours a day, worldwide, at www.unitedutilities.com. Financial news releases are made available on the site contemporaneously with release through other news channels and anyone with an email address can register free of charge to receive an email alert upon the posting of each new release.

**DIFFERENCES IN UK/NYSE CORPORATE GOVERNANCE PRACTICES**

Under the New York Stock Exchange ('NYSE') corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, United Utilities PLC must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. United Utilities PLC believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company, incorporated in the United Kingdom, to include in its annual report and accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the Combined Code provisions, or complied with only some of the Combined Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Combined Code provisions with which it has not complied, and, where relevant, for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. United Utilities PLC has complied throughout its 2004/05 financial year with the best practice provisions of the Combined Code. The Combined Code does not require United Utilities PLC to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The United Utilities' nomination committee, which follows the requirements of the Combined Code, includes seven members who are independent under Combined Code rules (six being deemed independent under NYSE rules), together with the non-executive chairman and the chief executive. The committee's terms of reference do not require the committee to develop and recommend corporate governance principles for United Utilities PLC.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the 2004/05 financial year, United Utilities' non-executive directors met once as a group with the non-executive chairman, but with no executive directors present and once as a group without the chairman or the executive directors present.

In accordance with the requirements of the Combined Code, United Utilities reports on how its committees and its directors are evaluated and on the results of such evaluations and it provides extensive information regarding directors' compensation in the directors' remuneration report on pages 37 to 48. The terms of reference of United Utilities' audit, nomination and remuneration committees are available on the company's web site.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. The group has adopted a set of business principles, which applies to the employees of all United Utilities companies, including the chief executive, the group finance director and the group financial controller which comply with the NYSE requirements. United Utilities' Business Principles are available on the company's web site.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. The NYSE rules include detailed tests for determining director independence while the Combined Code, which is followed by United Utilities, prescribes a more general standard for determining director independence. Currently, six of United Utilities' directors satisfy the tests for independence set out in the NYSE rules. The Combined Code requires a company's board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

Finally, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, United Utilities' chief executive is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the chief executive will be required to notify the NYSE promptly in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to United Utilities.

# Independent auditor's report

**Independent auditor's report to the members of United Utilities PLC**

We have audited the financial statements of United Utilities PLC for the year ended 31 March 2005, which comprise the consolidated profit and loss account, the balance sheets, the consolidated cash flow statement, the reconciliation of net cash flow to movement in net debt, the statement of total recognised gains and losses, the reconciliations of movements in equity shareholders' funds and the related notes 1 to 36, together with the reconciliation of net cash flow to movement in net debt. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

As described in the statement of directors' responsibilities, the company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report, including the directors' remuneration report. Our responsibility is to audit the financial statements, and the part of the directors' remuneration report described as having been audited, in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements, and the part of the directors' remuneration report described as having been audited, have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company and other members of the group is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section, including the unaudited part of the directors' remuneration report, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the company and the group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements, and the part of the directors' remuneration report described as having been audited, are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

**Opinion**

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and the group as at 31 March 2005 and of the profit of the group for the year then ended; and
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
Manchester
1 June 2005

The above opinion is provided in compliance with UK requirements. An opinion in accordance with auditing standards of the Public Company Accounting Oversight Board in the US will be included in the Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

Accounting principles generally accepted in the UK vary in certain significant respects from accounting principles generally accepted in the US. Information relating to the nature and effect of such differences is presented on pages 85 to 92.

# Consolidated profit and loss account

| For the year ended 31 March | Note | Before goodwill and exceptional items £m | Goodwill and exceptional items £m | 2005 Total £m | Before goodwill and exceptional items £m | Goodwill and exceptional items £m | 2004 Total £m | Before goodwill and exceptional items £m | Goodwill and exceptional items £m | 2003 Total £m |
|---|---|---|---|---|---|---|---|---|---|---|
| Turnover: group and share of joint ventures | 2 | **2,368.2** | **–** | **2,368.2** | 2,115.5 | – | 2,115.5 | 1,920.5 | – | 1,920.5 |
| Less: share of joint venture turnover | 2 | **(114.3)** | **–** | **(114.3)** | (55.5) | – | (55.5) | (41.7) | – | (41.7) |
| **Group turnover** | | **2,253.9** | **–** | **2,253.9** | 2,060.0 | – | 2,060.0 | 1,878.8 | – | 1,878.8 |
| Net operating costs | 3 | **(1,585.5)** | **(45.2)** | **(1,630.7)** | (1,477.2) | (12.7) | (1,489.9) | (1,332.7) | (36.1) | (1,368.8) |
| **Group operating profit** | | **668.4** | **(45.2)** | **623.2** | 582.8 | (12.7) | 570.1 | 546.1 | (36.1) | 510.0 |
| Share of operating profit of joint ventures | 2, 14 | **23.4** | **(0.7)** | **22.7** | 14.3 | (0.7) | 13.6 | 15.6 | (0.7) | 14.9 |
| **Total operating profit** | 2 | **691.8** | **(45.9)** | **645.9** | 597.1 | (13.4) | 583.7 | 561.7 | (36.8) | 524.9 |
| Profit on sale or termination of operations | 4 | **–** | **4.5** | **4.5** | – | 4.3 | 4.3 | – | 34.0 | 34.0 |
| Profit/(loss) on disposal of fixed assets | 4 | **–** | **4.1** | **4.1** | – | (2.4) | (2.4) | – | – | – |
| **Profit on ordinary activities before interest** | | **691.8** | **(37.3)** | **654.5** | 597.1 | (11.5) | 585.6 | 561.7 | (2.8) | 558.9 |
| Net interest payable and similar charges: | | | | | | | | | | |
| Group | | **(270.9)** | **–** | **(270.9)** | (237.6) | – | (237.6) | (220.1) | – | (220.1) |
| Joint ventures | 7, 14 | **(13.2)** | **–** | **(13.2)** | (10.5) | – | (10.5) | (11.3) | – | (11.3) |
| | 7 | **(284.1)** | **–** | **(284.1)** | (248.1) | – | (248.1) | (231.4) | – | (231.4) |
| **Profit on ordinary activities before taxation** | | **407.7** | **(37.3)** | **370.4** | 349.0 | (11.5) | 337.5 | 330.3 | (2.8) | 327.5 |
| Current taxation credit on profit on ordinary activities | 8 | | | **31.7** | | | 20.9 | | | 29.1 |
| Deferred taxation (charge)/credit on ordinary activities | 8 | | | **(75.3)** | | | 3.4 | | | (85.9) |
| Taxation credit on exceptional items | 8 | | | **8.1** | | | 0.8 | | | 9.4 |
| **Taxation on profit on ordinary activities** | 8 | | | **(35.5)** | | | 25.1 | | | (47.4) |
| **Profit on ordinary activities after taxation** | | | | **334.9** | | | 362.6 | | | 280.1 |
| Equity minority interest | | | | **(1.8)** | | | (1.6) | | | (2.3) |
| **Profit for the financial year** | 25 | | | **333.1** | | | 361.0 | | | 277.8 |
| Dividends | 9, 25 | | | **(324.7)** | | | (315.3) | | | (264.8) |
| **Retained profit for the financial year** | | | | **8.4** | | | 45.7 | | | 13.0 |
| Basic earnings per share | 10 | | | **46.8p** | | | 54.5p | | | 45.8p |
| Diluted earnings per share | 10 | | | **42.2p** | | | 52.1p | | | 45.7p |
| Adjusted basic earnings per share (revised)(#) | 11 | | | **61.4p** | | | 54.2p | | | 55.5p |

See accompanying notes to the accounts.

There were no differences between reported profits and historical cost profits on ordinary activities before taxation in any of the above financial years.

All activities relate to continuing operations.

(#) Disclosures related to adjusted earnings per share have been excluded from our Form 20-F filing with the Securities and Exchange Commission.

# Balance sheets

| At 31 March | Note | Group 2005 £m | Group 2004 £m | Company 2005 £m | Company 2004 £m |
|---|---|---|---|---|---|
| **Fixed assets** | | | | | |
| Intangible assets | 12 | **116.9** | 116.1 | – | – |
| Tangible assets | 13 | **8,234.9** | 7,769.4 | **0.8** | 0.9 |
| Investments in subsidiary undertakings | 14 | – | – | **4,833.1** | 5,738.4 |
| Investments in joint ventures: | | | | | |
| – share of gross assets | | **281.0** | 300.5 | – | – |
| – share of gross liabilities | | **(210.5)** | (230.5) | – | – |
| | 14 | **70.5** | 70.0 | – | – |
| Other investments | 14 | **9.7** | 3.0 | – | – |
| | | **8,432.0** | 7,958.5 | **4,833.9** | 5,739.3 |
| **Current assets** | | | | | |
| Stocks | 15 | **19.1** | 17.1 | – | – |
| Debtors | 16 | **774.9** | 493.9 | **1,442.3** | 1,363.6 |
| Investments | 17 | **833.3** | 1,007.8 | **319.3** | 637.5 |
| Cash at bank and in hand | | **49.0** | 42.1 | – | – |
| | | **1,676.3** | 1,560.9 | **1,761.6** | 2,001.1 |
| **Creditors: amounts falling due within one year** | 18 | **(1,756.6)** | (1,374.8) | **(1,387.9)** | (1,140.2) |
| **Net current (liabilities)/assets** | | **(80.3)** | 186.1 | **373.7** | 860.9 |
| **Total assets less current liabilities** | | **8,351.7** | 8,144.6 | **5,207.6** | 6,600.2 |
| **Creditors: amounts falling due after more than one year** | 19 | **(4,820.5)** | (4,702.0) | **(914.9)** | (1,120.6) |
| **Provisions for liabilities and charges** | 21 | **(412.5)** | (339.7) | **(0.4)** | – |
| **Net assets** | | **3,118.7** | 3,102.9 | **4,292.3** | 5,479.6 |
| **Capital and reserves** | | | | | |
| Called up share capital | 25 | **716.2** | 711.8 | **716.2** | 711.8 |
| Share premium account | 25 | **1,038.7** | 1,023.1 | **1,038.7** | 1,023.1 |
| Profit and loss account | 25 | **1,362.5** | 1,348.4 | **1,193.6** | 1,199.9 |
| Other reserves | 25 | – | – | **1,343.8** | 2,544.8 |
| **Equity shareholders' funds** | | **3,117.4** | 3,083.3 | **4,292.3** | 5,479.6 |
| **Equity minority interest** | | **1.3** | 19.6 | – | – |
| **Capital employed** | | **3,118.7** | 3,102.9 | **4,292.3** | 5,479.6 |

See accompanying notes to the accounts.

Approved by the board of directors on 1 June 2005 and signed on its behalf by

**Sir Richard Evans**
Chairman

**Simon Batey**
Group finance director

# Consolidated cash flow statement

| For the year ended 31 March | Note | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|---|
| **Net cash inflow from operating activities** | 29 | **724.9** | 923.5 | 851.5 |
| **Income from joint ventures** | | **3.1** | 1.2 | 2.8 |
| **Returns on investments and servicing of finance** | 30 | **(263.1)** | (151.8) | (218.9) |
| **Taxation** | | **0.9** | (2.6) | – |
| **Capital expenditure and financial investment** | 31 | **(883.8)** | (1,018.0) | (697.9) |
| **Acquisitions and disposals** | | | | |
| Acquisitions | 32 | **(48.2)** | (46.0) | (4.9) |
| Disposals | 32 | **65.2** | – | 7.9 |
| | | **17.0** | (46.0) | 3.0 |
| **Equity dividends paid** | | **(317.5)** | (281.2) | (262.0) |
| **Cash outflow before use of liquid resources and financing** | | **(718.5)** | (574.9) | (321.5) |
| **Management of liquid resources** | 33 | **176.9** | (338.4) | (282.0) |
| **Financing** | | | | |
| Issues of shares | 34 | **20.0** | 504.1 | 3.3 |
| Increase in debt | 34, 35 | **523.3** | 418.8 | 610.5 |
| | | **543.3** | 922.9 | 613.8 |
| **Increase in cash** | | **1.7** | 9.6 | 10.3 |

## Reconciliation of net cash flow to movement in net debt

| For the year ended 31 March | Note | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|---|
| **Increase in cash** | | **1.7** | 9.6 | 10.3 |
| Cash inflow from increase in debt and lease financing | 34, 35 | **(523.3)** | (418.8) | (610.5) |
| Cash (inflow)/outflow from management of liquid resources | 33 | **(176.9)** | 338.4 | 282.0 |
| **Change in net debt resulting from cash flows** | 35 | **(698.5)** | (70.8) | (318.2) |
| Exchange and other non-cash adjustments | 35 | **(4.2)** | 6.3 | 5.1 |
| Movement in net debt | | **(702.7)** | (64.5) | (313.1) |
| Opening net debt | | **(3,438.4)** | (3,373.9) | (3,060.8) |
| **Net debt at 31 March** | 35 | **(4,141.1)** | (3,438.4) | (3,373.9) |

## Statement of total recognised gains and losses

| For the year ended 31 March | Note | 2005 £m | 2004 £m | Group 2003 £m |
|---|---|---|---|---|
| Profit for the financial year | | | | |
| Group | | **321.4** | 360.3 | 275.9 |
| Joint ventures | 14 | **11.7** | 0.7 | 1.9 |
| | 25 | **333.1** | 361.0 | 277.8 |
| Currency translation adjustment on equity investment in Argentina | 4, 25 | **–** | – | (6.8) |
| Other exchange adjustments | 25 | **3.7** | 2.2 | 4.0 |
| Total recognised gains and losses since last annual report | | **336.8** | 363.2 | 275.0 |

## Reconciliations of movements in equity shareholders' funds

| | | | | Group | | Company |
|---|---|---|---|---|---|---|
| For the year ended 31 March | Note | 2005 £m | 2004 £m | 2003 £m | 2005 £m | 2004 £m |
| Profit for the financial year | 25 | **333.1** | 361.0 | 277.8 | **316.4** | 269.6 |
| Dividends | 9, 25 | **(324.7)** | (315.3) | (264.8) | **(324.7)** | (315.3) |
| Retained profit/(loss) for the financial year | | **8.4** | 45.7 | 13.0 | **(8.3)** | (45.7) |
| New share capital issued | 25 | **20.0** | 504.1 | 3.3 | **20.0** | 504.1 |
| Goodwill on business disposals | 25 | **-** | – | 0.9 | **-** | – |
| Currency translation adjustment on equity investment in Argentina | 25 | **-** | – | (6.8) | **-** | – |
| Own shares released from/(held in) employee share trust | 25 | **2.0** | (2.3) | – | **2.0** | (2.3) |
| Revaluation adjustment | 25 | **-** | – | – | **(1,201.0)** | – |
| Other exchange adjustments | 25 | **3.7** | 2.2 | 4.0 | **-** | – |
| Net increase/(decrease) in equity shareholders' funds for the year | | **34.1** | 549.7 | 14.4 | **(1,187.3)** | 456.1 |
| Opening equity shareholders' funds | | **3,083.3** | 2,533.6 | 2,519.2 | **5,479.6** | 5,023.5 |
| Equity shareholders' funds at the end of the year | | **3,117.4** | 3,083.3 | 2,533.6 | **4,292.3** | 5,479.6 |

# Notes to the accounts

## 1 ACCOUNTING POLICIES

The following accounting policies have been applied consistently in dealing with items that are considered material in relation to the group's financial statements.

### (a) Basis of preparation of financial statements

The consolidated financial statements of United Utilities PLC and its subsidiaries (the group) set out on pages 56 to 84 have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and the Companies Act 1985, except as noted below under item (h).

Unless otherwise stated, the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

The preparation of financial statements, in conformity with generally accepted accounting principles in the United Kingdom, requires management to make estimates and assumptions that affect the:

- reported amounts of assets and liabilities;
- disclosure of contingent assets and liabilities at the date of the financial statements; and
- reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

### (b) Cash

In the consolidated cash flow statement and related notes, cash includes cash at bank, deposits repayable on demand, and overdrafts. Deposits are repayable on demand if they are, in practice, available within 24 hours without penalty.

### (c) Turnover

Turnover represents the income receivable in the ordinary course of business for goods or services provided. Where relevant, this includes an estimate of the sales value of units supplied to customers between the date of the last meter reading and the year end, exclusive of value added tax and foreign sales tax.

### (d) Research and development

Expenditure on research and development is expensed as incurred.

### (e) Pre-contract costs

Costs incurred in the development of activities are treated in accordance with Urgent Issues Task Force (UITF) Abstract 34 'Pre-contract costs', which requires that pre-contract costs should only be recognised as an asset after the point where it is virtually certain that a contract will be entered into with net cash inflows that will recover the costs capitalised. Such capitalised costs are amortised over the expected contract period.

### (f) Goodwill

Purchased goodwill (both positive and negative) arising on consolidation in respect of acquisitions before 1 April 1998, when Financial Reporting Standard (FRS) 10 'Goodwill and intangible assets' was adopted, was written off to reserves in the year of acquisition. When a subsequent disposal occurs, any related goodwill previously written off to reserves is written back through the profit and loss account as part of the profit or loss on disposal.

Purchased goodwill (representing the excess of the fair value of the consideration and associated costs over the fair value of the separable net assets acquired) arising on consolidation in respect of acquisitions post 1 April 1998 is capitalised. Positive goodwill is amortised to nil by equal annual instalments over its estimated useful life, generally not exceeding 20 years.

On the subsequent disposal or termination of a business acquired post 1 April 1998, the profit or loss on disposal or termination is calculated after charging/(crediting) the unamortised amount of any related goodwill/(negative goodwill).

In the company's financial statements, investments in subsidiary undertakings and joint ventures are stated at cost less provision for any impairment.

### (g) Tangible fixed assets

Tangible fixed assets comprise infrastructure assets (mains, sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and sea outfalls) and other assets (including properties, overground plant and equipment and electricity operational assets).

*Infrastructure assets*

Infrastructure assets comprise a network of water and wastewater systems. Expenditure on infrastructure assets relating to increases in capacity or enhancements of the network and on maintaining the operating capability of the network in accordance with defined standards of service is treated as an addition, which is included at cost after deducting related grants and contributions.

The depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network, which is based on the group's independently certified asset management plan.

Employee costs incurred in implementing the capital schemes of the group are capitalised within fixed assets.

*Other assets*

Additions are included at cost. Freehold land is not depreciated. Other assets are depreciated by writing off their cost less their estimated residual value evenly over their estimated economic lives, based on management's judgement and experience, which are principally as follows:

| | |
|---|---|
| Buildings | 30-60 years |
| Operational assets | 5-80 years |
| Fixtures, fittings, tools and equipment | 3-40 years |
| Computer software | 3-10 years |

*Carrying value of tangible fixed assets*

The carrying values of fixed assets are reviewed for impairment wherever circumstances indicate that the carrying value of such assets may not be recoverable.

### (h) Grants and contributions

Capital contributions towards infrastructure assets are deducted from the cost of those assets. This is not in accordance with Schedule 4 to the Companies Act 1985, under which the infrastructure assets should be stated at their purchase price or production cost and the capital contributions treated as deferred income and released to the profit and loss account over the useful life of the corresponding assets. The directors are of the opinion that, although provision is made for depreciation of infrastructure assets (see item (g) above), these assets have no finite economic lives and the capital contributions would therefore remain in the balance sheet in perpetuity. The treatment otherwise required by the Companies Act 1985 would not present a true and fair view of the group's effective investment in infrastructure assets. The financial effect of this accounting policy is set out in note 13.

Grants receivable in respect of other tangible fixed assets are treated as deferred income, which is credited to the profit and loss account over the estimated economic lives of the related assets.

### (i) Leased assets

Assets financed by leasing arrangements, which transfer substantially all the risks and rewards of ownership to the lessee (finance leases), are capitalised in the consolidated balance sheet and the corresponding capital cost is shown as an obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest rate nature, the finance element is written off to the profit and loss account so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the profit and loss account reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating lease rentals are charged to the profit and loss account on a straight line basis over the period of the lease.

**(j) Fixed asset investments**
Fixed asset investments, except for investments in joint ventures, are stated at the lower of cost and recoverable amount. The consolidated profit and loss account includes the group's share of the profits less losses, interest and taxation of joint ventures. The group balance sheet includes the investment in joint ventures at the group's share of their net assets in accordance with FRS 9 'Associates and joint ventures'.

**(k) Current asset investments**
Current asset investments are stated at the lower of cost and net realisable value.

**(l) Stocks**
Stocks are stated at cost less any provision necessary to recognise damage and obsolescence.

Finished goods and goods for resale are stated at the lower of cost, including appropriate production overheads, and net realisable value.

**(m) Pensions**
The group operates a number of defined benefit schemes, which are independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is expensed over employees' working lives. Variations from regular cost are allocated over the average remaining service lives of current employees. Any difference between the charge to the profit and loss account in respect of funded plans and the contributions payable to each plan is recorded in the consolidated balance sheet as a prepayment or provision.

In addition, the group also operates a defined contribution scheme, for which the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions paid are shown as either accruals or prepayments in the balance sheet.

The group has included the disclosure requirements of FRS 17 'Retirement benefits' in note 26, together with details of pension and funding arrangements.

**(n) Foreign currency**
Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions, adjusted for the effects of any hedging arrangements. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the consolidated balance sheet date.

On consolidation, the balance sheets of overseas subsidiaries and joint ventures are translated into sterling at exchange rates applicable at the year end. The profit and loss accounts are translated into sterling using the average rate. Exchange differences resulting from the translation of such balance sheets at rates ruling at the beginning and end of the year, together with the differences between profit and loss accounts translated at average rates and rates ruling at 31 March, are dealt with as movements on group reserves.

Where net investments in overseas subsidiaries are matched in whole or in part by foreign currency borrowings, the exchange differences arising on the re-translation of such borrowings are also recorded as movements on group reserves to the extent allowed by Statement of Standard Accounting Practice (SSAP) 20 'Foreign currency translation'. Any excess is taken to the profit and loss account.

**(o) Taxation**
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax is measured on a discounted basis to reflect the time value of money over the period between the balance sheet date and the dates on which it is estimated that the underlying timing differences will reverse. The discount rates used reflect the post-tax yields to maturity that can be obtained on government bonds with similar maturity dates and currencies to those of the deferred tax assets or liabilities.

**(p) Joint ventures**
Joint ventures are entities in which the group holds an interest on a long-term basis and which are jointly controlled with one or more other parties under a contractual arrangement. The group's share of profits, less losses of joint ventures, is included in the consolidated profit and loss account on the gross equity accounting basis.

**(q) Financial instruments**
***Debt instruments***
New borrowings are stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments are amortised at a constant rate over the life of the instrument.

***Interest rate swaps and financial futures***
Interest rate swap agreements and financial futures are used to manage interest rate exposure. Instruments that are designed as a hedge of a debt are accounted for on an accruals basis, with amounts payable or receivable in respect of these instruments being recognised as adjustments to interest expense of the designated liability.

Realised gains and losses that occur from the early termination of such instruments designated as a hedge are deferred and are amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remains outstanding.

In order to qualify for hedge accounting, the notional amount of the group's interest rate swaps and financial futures must not exceed the amount of its existing variable rate debt, and must change the interest rate characteristics of the underlying debt, while the contractual maturities cannot exceed the maturities of the debt.

***Currency swaps***
The group enters into currency swaps to manage its exposure to fluctuations in currency rates. Principal amounts are revalued at exchange rates ruling at the date of the group balance sheet and included in the sterling value of debt. In order for such swaps to qualify for hedge accounting, the forward contract/currency swap must relate to an existing asset, liability or firm commitment, be in the same currency as the hedged item, and reduce the risk of foreign currency exchange movements to the group's operations. Where they do, exchange gains and losses are taken directly to reserves and are included in the statement of total recognised gains and losses in accordance with SSAP 20 'Foreign currency translation'.

**(r) Share-based compensation arrangements**
Shares issued as a result of the exercise of options granted in accordance with the rules of the schemes (see note 25) are recorded in share capital and share premium at their exercise price at the date the option is exercised. A compensation expense is recorded in respect of the executive share option schemes for the difference, if any, between the exercise price and the share price at the date of grant.

The costs of short-term and long-term incentive awards are expensed on a straight-line basis over the period in which performance is measured. The amount to be expensed is based upon management's estimate of the probability that the performance criteria will be met.

In respect of the group's ShareSave schemes, no compensation expense is recorded for the difference between the exercise price and the share price at the date of grant or exercise, as the group is taking advantage of the exemption permitted by UITF 17 'Employee share schemes' in respect of Inland Revenue approved SAYE schemes.

**(s) Environmental remediation**
Environmental expenditure that relates to current or future revenues is expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations and does not contribute to current or future earnings is expensed.

Liabilities for environmental costs are recognised when there is a legal or constructive obligation, environmental assessments or clean-ups are probable, and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

**(t) Recent UK accounting pronouncements**
The accounts for the year ended 31 March 2005 have been prepared under UK GAAP. These policies will be replaced by International Financial Reporting Standards (IFRS) with effect from 1 April 2005 and the group will publish its interim financial statements and 2006 Annual Report and Accounts in accordance with IFRS.

## 2 SEGMENTAL INFORMATION

Turnover, total operating profit and net operating assets for each class of business and by geographical origin are set out below:

| | | Turnover 2(a) | | | Total operating profit 2(b) | | | Net operating assets 2(c) | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Note | **2005 £m** | 2004 £m | 2003 £m | **2005 £m** | 2004 £m | 2003 £m | **2005 £m** | 2004 £m | 2003 £m |
| **Continuing businesses:** | | | | | | | | | | |
| Licensed multi-utility operations | | **1,384.7** | 1,300.7 | 1,230.1 | **587.9** | 519.6 | 502.8 | **7,838.4** | 7,107.7 | 6,553.7 |
| Infrastructure management | | **543.1** | 446.9 | 397.1 | **79.2** | 67.8 | 58.8 | **127.6** | 132.6 | 82.8 |
| Business process outsourcing | | **396.4** | 368.5 | 307.6 | **26.4** | 25.1 | 18.8 | **155.5** | 111.7 | 121.6 |
| Telecommunications | | **233.6** | 185.6 | 161.7 | **(5.1)** | (16.6) | (19.5) | **236.8** | 227.2 | 197.1 |
| Other activities | | **–** | – | – | **7.8** | 5.9 | 5.1 | **(47.3)** | (46.8) | (46.9) |
| Corporate costs | | **–** | – | – | **(4.4)** | (4.7) | (4.3) | **–** | – | – |
| | | **2,557.8** | 2,301.7 | 2,096.5 | **691.8** | 597.1 | 561.7 | **8,311.0** | 7,532.4 | 6,908.3 |
| Goodwill amortisation | 2(d) | **–** | – | – | **(16.2)** | (8.8) | (7.5) | **–** | – | – |
| Inter-business eliminations | 2(e) | **(189.6)** | (186.2) | (176.0) | **–** | – | – | **–** | – | – |
| Continuing operations, before exceptional charge | | **2,368.2** | 2,115.5 | 1,920.5 | **675.6** | 588.3 | 554.2 | **8,311.0** | 7,532.4 | 6,908.3 |
| Exceptional items | 2(f) | **–** | – | – | **(29.7)** | (4.6) | (29.3) | **–** | – | – |
| | | **2,368.2** | 2,115.5 | 1,920.5 | **645.9** | 583.7 | 524.9 | **8,311.0** | 7,532.4 | 6,908.3 |
| **By geographical origin:** | 2(g) | | | | | | | | | |
| United Kingdom | | **2,287.1** | 2,051.5 | 1,868.3 | **628.7** | 569.2 | 515.3 | **8,241.7** | 7,465.0 | 6,862.1 |
| Europe | | **29.9** | 18.9 | 12.5 | **7.2** | 3.4 | 2.1 | **41.4** | 40.7 | 32.0 |
| Rest of the world | | **51.2** | 45.1 | 39.7 | **10.0** | 11.1 | 7.5 | **27.9** | 26.7 | 14.2 |
| | | **2,368.2** | 2,115.5 | 1,920.5 | **645.9** | 583.7 | 524.9 | **8,311.0** | 7,532.4 | 6,908.3 |

The accounting policies for each segment are the same as those appearing on pages 60 to 62.

(a) Turnover includes the group's share of joint venture turnover of £114.3 million (2004 – £55.5 million; 2003 – £41.7 million) primarily relating to infrastructure management.

(b) Total operating profit comprises group operating profit amounting to £623.2 million (2004 – £570.1 million; 2003 – £510.0 million) and share of operating profits of joint ventures of £22.7 million (2004 – £13.6 million; 2003 – £14.9 million).

For 2005, the above segmental analysis is combined with the non-operating exceptional credit of £8.6 million (2004 – £1.9 million; 2003 – £34.0 million) as discussed in note 4 of the accounts, and net interest payable of £284.1 million (2004 – £248.1 million; 2003 – £231.4 million) as shown in note 7 of the accounts, to give profit on ordinary activities before taxation of £370.4 million (2004 – £337.5 million; 2003 – £327.5 million).

(c) Net operating assets comprise fixed assets and net current (liabilities)/assets excluding net debt, corporation taxation and dividends.

(d) Goodwill amortisation for 2005 consists of £9.9 million relating to telecommunications (2004 – £4.0 million; 2003 – £3.4 million), £5.4 million relating to business process outsourcing (2004 – £3.8 million; 2003 – £2.8 million), and £0.9 million relating to infrastructure management (2004 – £1.0 million; 2003 – £1.3 million).

(e) The inter-business eliminations are principally from business process outsourcing and infrastructure management, primarily to the licensed multi-utility operations, substantially within the United Kingdom.

(f) Business restructuring costs in 2005 of £29.7 million relate to severance costs of £22.9 million in licensed multi-utility operations, £4.9 million in business process outsourcing, £1.5 million in infrastructure management and £0.4 million of corporate costs. Business restructuring costs in 2004 of £4.6 million related to costs arising from the Eurocall acquisition. In 2003, severance costs of £3.8 million related to telecommunications.

In 2003, in accordance with FRS 11 'Impairment of fixed assets and goodwill', the group carried out a review to determine whether there had been an impairment of its tangible and intangible fixed assets within its telecommunications business, Your Communications. The carrying values of tangible and intangible fixed assets of each of Your Communications' income generating units were compared to their recoverable amounts, being their values in use to the group. The values in use of the income generating units were calculated using discounted cash flow projections and a discount rate of 16 per cent on a pre-tax basis. The review resulted in an exceptional charge to operating profit in 2003 of £25.5 million (of which £10.9 million related to intangible fixed assets and £14.6 million related to tangible fixed assets) and an exceptional tax credit of £5.6 million.

(g) The geographical destination of turnover does not differ materially from the geographical origin analysis above.

### 3 NET OPERATING COSTS

| | Note | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|---|
| **Employee costs:** | 3(a) | | | |
| Wages and salaries | | **418.6** | 383.0 | 329.8 |
| Social security costs | | **34.1** | 30.9 | 24.6 |
| Pension costs | 26 | **54.5** | 11.2 | 8.2 |
| | | **507.2** | 425.1 | 362.6 |
| Capital schemes and charges against provisions | | **(81.4)** | (72.0) | (69.8) |
| | | **425.8** | 353.1 | 292.8 |
| **Depreciation:** | 3(b) | | | |
| Owned fixed assets | | **364.2** | 366.2 | 345.6 |
| Fixed assets held under finance leases | | **1.7** | 1.8 | 4.2 |
| Amortisation of intangible assets | | **15.5** | 8.1 | 7.1 |
| | | **381.4** | 376.1 | 356.9 |
| **Other operating costs:** | | | | |
| Auditor's remuneration for audit services | | **0.6** | 0.6 | 0.5 |
| Research and development | | **0.8** | 0.8 | 0.8 |
| Operating leases: | | | | |
| – hire of plant and machinery | | **5.6** | 5.9 | 4.5 |
| – land and buildings | | **13.1** | 10.0 | 8.2 |
| Cost of sales | | **528.6** | 495.6 | 451.2 |
| Rents and rates | | **60.8** | 65.4 | 75.7 |
| General, administration and other costs | | **196.2** | 193.4 | 163.8 |
| | | **805.7** | 771.7 | 704.7 |
| Other income | 5 | **(11.9)** | (15.6) | (14.9) |
| | | **793.8** | 756.1 | 689.8 |
| Net operating costs before exceptional items | | **1,601.0** | 1,485.3 | 1,339.5 |
| Exceptional items: | | | | |
| – business restructuring | 3(a) | **29.7** | 4.6 | 3.8 |
| – adjustment to the carrying value of telecommunications assets | 3(b) | **–** | – | 25.5 |
| Total net operating costs | | **1,630.7** | 1,489.9 | 1,368.8 |

Fees paid or payable to Deloitte & Touche LLP and its associates for non-audit services during the year were £1.1 million (2004 – £1.2 million), primarily relating to regulatory returns, work associated with raising debt and equity finance, due diligence and tax work. Further analysis of non-audit fees is included within the Corporate Governance section of this report. The audit fee for 2005 in relation to the company amounted to £90,000 (2004 – £81,000).

Information relating to the emoluments, long-term incentives, share options and pension entitlements of the directors is contained in the report on remuneration.

(a) Employee costs are included above on a gross basis before removing those components capitalised in connection with the group's capital schemes. The adjustments made in the above table for 'Capital schemes' are capitalised during the relevant period and included within tangible fixed asset additions.

Employee costs including business restructuring exceptional items amount to £455.5 million (2004 – £357.7 million; 2003 – £296.6 million).

(b) Total depreciation and amortisation (including for 2003, the exceptional adjustment to the carrying value of telecommunications assets) amounts to £381.4 million (2004 – £376.1 million; 2003 – £382.4 million).

## 4 NON-OPERATING EXCEPTIONAL ITEMS

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Profit on sale or termination of operations | **4.5** | 4.3 | 34.0 |
| Profit/(loss) on disposal of fixed assets | **4.1** | (2.4) | – |
| | **8.6** | 1.9 | 34.0 |

In 2005, the group's shareholding in Manila Water Company Inc reduced from 17.96 per cent to 11.68 per cent following its successful listing on the Philippine Stock Exchange during which the group placed part of its shareholding. The Green Energy business was also sold and a further credit was recognised relating to the withdrawal from infrastructure management in the Americas. Together the transactions gave rise to an exceptional credit of £4.5 million.

In 2004, a credit of £4.3 million was recognised relating to the withdrawal from infrastructure management in the Americas.

IEBA, the Argentine electricity utility for which United Utilities has been technical operator and, in which the group had a minority interest, defaulted on its repayments to bondholders in September 2002. There was no recourse to United Utilities in respect of those debts and the group has no further balance sheet exposure to IEBA. Following the Argentine government's dissolution of the Peso/US Dollar link, the subsequent devaluation of the Argentine Peso and the restrictions placed on the utility's pricing policies, there was no expectation of a financial restructuring of the utility in which United Utilities would choose to participate. United Utilities notified IEBA and its majority shareholder, Gruppo Camuzzi, that it would neither inject any additional equity into the company nor, with the exception of meeting the group's obligations under the technical support contract, participate in the future management of IEBA and its operating subsidiary, EDEA. United Utilities therefore concluded that it no longer had a participating interest in IEBA. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. The group sold its minority interest in IEBA on 28 April 2005.

## 5 OTHER INCOME

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Profit on disposal of fixed assets | **4.4** | 7.1 | 4.5 |
| Net rents receivable | **7.2** | 7.1 | 7.3 |
| Dividend income | **0.3** | 0.8 | 2.6 |
| Other | **–** | 0.6 | 0.5 |
| | **11.9** | 15.6 | 14.9 |

## 6 EMPLOYEES

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Licensed multi-utility operations | **4,889** | 4,684 | 4,269 |
| Infrastructure management | **2,510** | 2,381 | 2,163 |
| Business process outsourcing | **7,693** | 7,746 | 6,540 |
| Telecommunications | **682** | 709 | 681 |
| Other activities | **161** | 154 | 149 |
| Average number of persons employed by the group during the year | **15,935** | 15,674 | 13,802 |

## 7 NET INTEREST PAYABLE AND OTHER SIMILAR CHARGES

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| **Interest payable:** | | | |
| Group: | | | |
| – on bank loans, overdrafts and other loans | **306.1** | 273.8 | 243.8 |
| – on finance leases | **3.2** | 2.9 | 2.2 |
| Joint ventures | **13.2** | 10.5 | 11.3 |
| Total interest payable | **322.5** | 287.2 | 257.3 |
| **Interest receivable and similar income** | **(38.4)** | (39.1) | (25.9) |
| Net interest payable and other similar charges | **284.1** | 248.1 | 231.4 |

## 8 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| **Ordinary tax:** | | | |
| **Current tax:** | | | |
| UK corporation tax at 30 per cent | – | – | 11.0 |
| Overseas tax | 1.7 | 3.2 | 0.1 |
| Share of joint ventures' tax | (2.2) | 2.4 | 1.7 |
| Prior years' tax adjustments | (31.2) | (26.5) | (41.9) |
| **Total ordinary current tax** | (31.7) | (20.9) | (29.1) |
| **Deferred tax:** | | | |
| Origination and reversal of timing differences | 117.3 | 104.6 | 88.2 |
| (Increase)/decrease in discount | (65.6) | (119.3) | 0.3 |
| Prior years' tax adjustments | 23.6 | 11.3 | (2.6) |
| **Total ordinary deferred tax** | 75.3 | (3.4) | 85.9 |
| **Total ordinary tax** | 43.6 | (24.3) | 56.8 |
| **Tax on exceptional items:** | | | |
| **Current tax:** | | | |
| Exceptional tax on restructuring of businesses | – | – | (6.3) |
| **Deferred tax:** | | | |
| Origination and reversal of timing differences | (8.1) | (0.8) | (4.5) |
| Decrease in discount | – | – | 1.4 |
| **Total tax on exceptional items** | (8.1) | (0.8) | (9.4) |
| Tax on profit on ordinary activities | 35.5 | (25.1) | 47.4 |

The £8.1 million exceptional deferred tax credit is in relation to the £29.7 million exceptional restructuring charges.

The table below reconciles the notional tax charge at the UK corporation tax rate for the year to the actual current rate for taxation.

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Profit on ordinary activities before tax | 370.4 | 337.5 | 327.5 |
| | % | % | % |
| UK corporation tax rate | 30.0 | 30.0 | 30.0 |
| Capital allowances in excess of depreciation | (27.6) | (41.3) | (24.2) |
| Other timing differences | (1.9) | 10.5 | (1.4) |
| Withdrawal from infrastructure management in the Americas | – | – | (4.0) |
| Prior years' tax adjustments | (8.4) | (7.8) | (12.8) |
| Net (income)/costs not deductible for tax purposes | (0.7) | 2.4 | 1.6 |
| Actual current tax rate | (8.6) | (6.2) | (10.8) |

## 9 DIVIDENDS

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| **Ordinary shares:** | | | |
| Interim dividend of 14.79 pence per ordinary share (2004 – 14.43 pence; 2003 – 15.5 pence) | 82.4 | 80.3 | 86.2 |
| Final dividend of 30.63 pence per ordinary share proposed (2004 – 29.88 pence; 2003 – 32.1 pence) | 172.0 | 166.5 | 178.6 |
| **A shares:** | | | |
| Interim dividend of 7.395 pence per A share (2004 – 7.215 pence) | 22.9 | 22.3 | |
| Final dividend of 15.315 pence per A share proposed (2004 – 14.94 pence) | 47.4 | 46.2 | |
| | 324.7 | 315.3 | 264.8 |

The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an ordinary share.

## 10 EARNINGS PER SHARE

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Profit for the financial year attributable to ordinary shareholders | **£333.1m** | £361.0m | £277.8m |

| | 2005 | 2004 | 2003 |
|---|---|---|---|
| Basic earnings per share | **46.8p** | 54.5p | 45.8p |
| Diluted earnings per share | **42.2p** | 52.1p | 45.7p |

Basic earnings per share has been calculated by dividing profit for the financial year attributable to shareholders by 712.5 million, being the weighted average number of shares in issue during the year (2004 – 662.8 million; 2003 – 606.0 million).

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part-paid ordinary shares, two A shares being equivalent to one ordinary share.

Diluted earnings per share has been calculated by dividing profit for the financial year attributable to shareholders by 789.2 million, being the weighted average number of shares in issue during the year including dilutive shares (2004 – 693.5 million; 2003 – 607.7 million).

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

| | 2005 million | 2004 million | 2003 million |
|---|---|---|---|
| Average number of ordinary shares in issue – basic | **712.5** | 662.8 | 606.0 |
| Average number of potentially dilutive ordinary shares under option | **13.4** | 10.3 | 10.5 |
| Number of ordinary shares that would have been issued at fair value | **(8.0)** | (8.8) | (8.8) |
| Number of A shares to be issued in 2005 (ordinary share equivalent) | **154.6** | 82.8 | |
| Number of A shares that would have been issued at fair value (ordinary share equivalent) | **(83.3)** | (53.6) | |
| Average number of ordinary shares in issue – diluted | **789.2** | 693.5 | 607.7 |

The basic and diluted weighted average number of shares were restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14. The adjustment factor, based on the consideration received from the first stage of the rights issue, is 0.9176, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM.

## 11 ADJUSTED BASIC EARNINGS PER SHARE(#)

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Profit for the financial year attributable to ordinary shareholders | **333.1** | 361.0 | 277.8 |
| **Adjustments:** | | | |
| Exceptional items: | | | |
| – business restructuring | **29.7** | 4.6 | 3.8 |
| – non-operating exceptional items (note 4) | **(8.6)** | (1.9) | (34.0) |
| – adjustment to the carrying value of telecommunications assets | **–** | – | 25.5 |
| Tax on exceptional items | **(8.1)** | (0.8) | (9.4) |
| Amortisation of goodwill | **16.2** | 8.8 | 7.5 |
| | **362.3** | 371.7 | 271.2 |
| Deferred tax charge/(credit) on ordinary activities | **75.3** | (3.4) | 85.9 |
| Adjusted profit for the financial year attributable to ordinary shareholders | **437.6** | 368.3 | 357.1 |
| Adjusted basic earnings per share (revised) | **61.4p** | 54.2p | 55.5p |
| Adjusted basic earnings per share – post deferred tax, as reported in previous years | **50.8p** | 54.7p | 42.2p |

Adjusted earnings per share has been calculated by dividing adjusted profit for the financial year attributable to shareholders by 712.5 million, being the weighted average number of shares in issue during the year (2004 – 680.1 million; 2003 – 643.2 million).

The adjusted weighted average number of shares was restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the EGM. This reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the EGM.

The calculation of adjusted earnings per share has been revised to exclude deferred tax to provide a better understanding of the trading position of the group and to clarify trends in trading performance as Ofwat, the regulator of the group's water and wastewater licensed multi-utility operation, sets price limits by reference to tax payments rather than the total tax charge.

(#) Disclosures related to adjusted earnings per share have been excluded from our Form 20-F filing with the Securities and Exchange Commission.

### 12 INTANGIBLE FIXED ASSETS

| Group | Goodwill £m | Other intangibles £m | Total £m |
|---|---|---|---|
| **Cost:** | | | |
| At 1 April 2004 | 145.0 | 9.0 | 154.0 |
| Additions | 27.4 | – | 27.4 |
| Disposals (note 32) | (11.0) | – | (11.0) |
| Revaluations | (2.0) | – | (2.0) |
| At 31 March 2005 | **159.4** | **9.0** | **168.4** |
| **Amortisation:** | | | |
| At 1 April 2004 | 28.9 | 9.0 | 37.9 |
| Charge for the period | 15.5 | – | 15.5 |
| Disposals (note 32) | (1.9) | – | (1.9) |
| At 31 March 2005 | **42.5** | **9.0** | **51.5** |
| **Net book value:** | | | |
| At 31 March 2005 | **116.9** | **–** | **116.9** |
| At 31 March 2004 | 116.1 | – | 116.1 |

The group purchased the 14.6 per cent equity stake held by Capgemini UK PLC in its subsidiary, Vertex Data Science Limited, on 5 November 2004, taking the group's shareholding to 100 per cent. The minority interest acquired and cashflows are detailed in note 32.

### 13 TANGIBLE FIXED ASSETS

| Group | Land and buildings £m | Infrastructure assets £m | Operational assets £m | Fixtures, fittings, tools and equipment £m | Assets in course of construction £m | Total £m |
|---|---|---|---|---|---|---|
| **Cost:** | | | | | | |
| At 1 April 2004 | 351.3 | 3,632.7 | 5,097.8 | 873.3 | 1,159.4 | 11,114.5 |
| Additions | 3.0 | 111.3 | 143.0 | 48.4 | 588.6 | 894.3 |
| Grants and contributions | – | (11.4) | – | – | – | (11.4) |
| Transfers | 4.9 | 145.7 | 300.9 | 46.5 | (498.0) | – |
| Disposals | (12.5) | – | (65.4) | (101.6) | (5.0) | (184.5) |
| At 31 March 2005 | **346.7** | **3,878.3** | **5,476.3** | **866.6** | **1,245.0** | **11,812.9** |
| **Depreciation:** | | | | | | |
| At 1 April 2004 | 102.2 | 1,229.6 | 1,503.9 | 509.4 | – | 3,345.1 |
| Charge for the year | 11.7 | 47.1 | 183.3 | 123.8 | – | 365.9 |
| Disposals | (9.6) | – | (22.9) | (100.5) | – | (133.0) |
| At 31 March 2005 | **104.3** | **1,276.7** | **1,664.3** | **532.7** | **–** | **3,578.0** |
| **Net book value:** | | | | | | |
| At 31 March 2005 | **242.4** | **2,601.6** | **3,812.0** | **333.9** | **1,245.0** | **8,234.9** |
| At 31 March 2004 | 249.1 | 2,403.1 | 3,593.9 | 363.9 | 1,159.4 | 7,769.4 |

Grants and contributions received relating to infrastructure assets have been deducted from the cost of fixed assets in order to show a true and fair view (accounting policy note 1(h)). As a consequence, the cost of fixed assets, as adjusted for any amortisation in the year, is £120.6 million (March 2004 – £109.2 million) lower than it would have been had this treatment not been adopted.

Within tangible fixed assets are assets held under finance leases at the following amounts:

| | 2005 £m | 2004 £m |
|---|---|---|
| **Cost:** | | |
| Operational assets | **81.0** | 132.2 |
| Fixtures, fittings, tools and equipment | **–** | 0.9 |
| At 31 March | **81.0** | 133.1 |
| **Accumulated depreciation:** | | |
| Operational assets | **11.4** | 60.9 |
| Fixtures, fittings, tools and equipment | **–** | 0.8 |
| At 31 March | **11.4** | 61.7 |
| **Net book value:** | | |
| Operational assets | **69.6** | 71.3 |
| Fixtures, fittings, tools and equipment | **–** | 0.1 |
| At 31 March | **69.6** | 71.4 |

| | 2005 £m | 2004 £m |
|---|---|---|
| **Capital commitments:** | | |
| Contracted but not provided for | **332.0** | 526.4 |

| Company | Fixtures, fittings, tools and equipment £m |
|---|---|
| Cost: | |
| At 1 April 2004 and 31 March 2005 | **4.8** |
| **Depreciation:** | |
| At 1 April 2004 | 3.9 |
| Charge for the year | 0.1 |
| At 31 March 2005 | **4.0** |
| **Net book value:** | |
| At 31 March 2005 | **0.8** |
| At 31 March 2004 | 0.9 |

The company had no capital commitments at 31 March 2005 and 31 March 2004.

## 14 FIXED ASSET INVESTMENTS

| | Joint ventures | | | Other unlisted investments | Other listed investments | |
|---|---|---|---|---|---|---|
| Group | Unlisted £m | Loans £m | Total £m | £m | £m | Total £m |
| At 1 April 2004 | 59.4 | 10.6 | 70.0 | 3.0 | – | 73.0 |
| Additions | – | 0.6 | 0.6 | 0.3 | – | 0.9 |
| Share of profits | 11.7 | – | 11.7 | – | – | 11.7 |
| Disposals | (1.0) | – | (1.0) | (2.2) | – | (3.2) |
| Distributions and loan repayments | (3.8) | (3.4) | (7.2) | – | – | (7.2) |
| Transfers | (8.9) | – | (8.9) | – | 8.9 | – |
| Exchange adjustments | 5.4 | (0.1) | 5.3 | (0.3) | – | 5.0 |
| At 31 March 2005 | **62.8** | **7.7** | **70.5** | **0.8** | **8.9** | **80.2** |

Included within unlisted joint ventures is total goodwill of £7.6 million, net of amortisation of £2.8 million (2004 – £8.2 million, net of amortisation of £2.1 million), principally in respect of the group's investment in AS Tallinna Vesi.

Share of profits comprises share of operating profits of £22.7 million, interest charge £13.2 million, and taxation credit £2.2 million.

| Company | Shares in subsidiary undertakings £m |
|---|---|
| **Cost:** | |
| At 1 April 2004 | 5,738.4 |
| Additions | 295.7 |
| Revaluation adjustment (note 25) | (1,201.0) |
| At 31 March 2005 | **4,833.1** |

Details of principal operating subsidiary undertakings and joint ventures, all of which are unlisted, are set out below. These undertakings are included within the consolidated group financial statements.

| | Class of share capital held | Proportion of share capital owned/voting rights | Nature of business |
|---|---|---|---|
| *Subsidiary undertakings:* | | | |
| **Great Britain:** | | | |
| United Utilities Water PLC | Ordinary | 100%* | Water and wastewater services and network management |
| United Utilities Electricity PLC | Ordinary | 100%* | Electricity distribution and related services |
| Your Communications Limited | Ordinary | 100%* | Telecommunications |
| Vertex Data Science Limited | Ordinary | 100% | Business process outsourcing |
| Vertex Customer Management Limited | Ordinary | 100%* | Business process outsourcing |
| United Utilities International Limited | Ordinary | 100%* | Consulting services and project management |
| United Utilities Facilities Management Limited | Ordinary | 100%* | Facilities management |
| United Utilities Waste Management Limited | Ordinary | 100%* | Waste management |
| Park Environmental Limited | Ordinary | 100%* | Waste management |
| United Utilities Industrial Limited | Ordinary | 100%* | Water treatment operations |
| United Utilities Property Solutions Limited | Ordinary | 100% | Property management |
| United Utilities Operational Services Limited | Ordinary | 100%* | Operation and maintenance of water and wastewater assets of Dwr Cymru |
| United Utilities Operational Services (Highland) Limited | Ordinary | 100%* | Operation and maintenance of wastewater assets |
| United Utilities Operational Services (Tay) Limited | Ordinary | 100%* | Operation and maintenance of wastewater assets |
| United Utilities Operational Services (Moray) Limited | Ordinary | 100%* | Operation and maintenance of wastewater assets |
| United Utilities Networks Limited | Ordinary | 100%* | Multi-utility metering and network operations |
| **Australia:** | | | |
| United Utilities Australia Pty Limited | Ordinary | 100%* | Water treatment operations, technical and management services |
| United Utilities Macarthur Operations Pty Limited | Ordinary | 100%* | Technical and management services |
| Yabulu Water Pty Limited | Ordinary | 100%* | Technical and management services |
| United Utilities Victor Harbor Pty Limited | Ordinary | 100%* | Water treatment operations |
| **Canada:** | | | |
| Vertex Customer Management (Canada) Limited | Ordinary | 100%* | Business process outsourcing |
| **United States:** | | | |
| First Revenue Assurance LLC | Ordinary | 100%* | Debt collection agency |
| **India:** | | | |
| Vertex Customer Services India Private Limited | Ordinary | 75%* | Business process outsourcing |

| | Class of share capital held | Proportion of share capital owned/voting rights | Nature of business |
|---|---|---|---|
| *Joint ventures:* | | | |
| **Great Britain:** | | | |
| Catchment Limited | Ordinary | 50%* | Contract operations and maintenance services |
| Catchment (Tay) Limited | Ordinary | 33%* | Contract operations and maintenance services |
| Catchment (Moray) Limited | Ordinary | 33%* | Contract operations and maintenance services |
| Meter Serve (North West) Limited | Ordinary | 50%* | Metering services |
| Meter Serve (North East) Limited | Ordinary | 50%* | Metering services |
| UUGM Limited | Ordinary | 60%* | Consulting services and project management |
| **Australia:** | | | |
| Yan Yean Water Pty Limited | Ordinary | 50%* | Water treatment operations |
| Macarthur Water Pty Limited | Ordinary | 50%* | Water treatment operations |
| Riverland Water Pty Limited | Ordinary | 50%* | Water treatment operations |
| Campaspe Asset Management Services Pty Limited | Ordinary | 50%* | Asset management and water treatment |
| **Estonia:** | | | |
| AS Tallinna Vesi | Ordinary | 37.8%* | Contract operations and maintenance services |
| **Bulgaria:** | | | |
| Sofijska Voda A.D. | Ordinary | 59.6%* | Contract operations and maintenance services |
| **Poland:** | | | |
| Aqua SA | Ordinary | 33.2%* | Contract operations and maintenance services |

* Shares are held directly by United Utilities PLC except where marked with an asterisk where they are held by subsidiary undertakings.

A full list of the company's subsidiary undertakings is included within the company's annual return.

## 15 STOCKS

| | Group 2005 £m | Group 2004 £m |
|---|---|---|
| Raw materials and finished goods | **9.2** | 9.1 |
| Work in progress | **9.9** | 8.0 |
| | **19.1** | 17.1 |

## 16 DEBTORS

| | Group 2005 £m | Group 2004 £m | Company 2005 £m | Company 2004 £m |
|---|---|---|---|---|
| **Amounts falling due within one year:** | | | | |
| Trade debtors | **320.4** | 317.4 | **–** | – |
| Provisions for doubtful debts | **(127.2)** | (107.8) | **–** | – |
| | **193.2** | 209.6 | **–** | – |
| Amounts owed by subsidiary undertakings | **–** | – | **1,431.9** | 1,363.1 |
| Other debtors | **5.4** | 14.7 | **1.6** | 0.2 |
| Prepayments and accrued income | **576.3** | 269.6 | **8.8** | 0.3 |
| | **774.9** | 493.9 | **1,442.3** | 1,363.6 |

Within prepayments and accrued income is £402.4 million, which falls due after more than one year (2004 – £98.2 million).

## 17 CURRENT ASSET INVESTMENTS

| | Group 2005 £m | Group 2004 £m | Company 2005 £m | Company 2004 £m |
|---|---|---|---|---|
| Managed funds and short-term investments | **812.3** | 989.2 | **319.3** | 637.5 |
| Other current asset investments | **21.0** | 18.6 | **–** | – |
| | **833.3** | 1,007.8 | **319.3** | 637.5 |

## 18 CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 £m | 2004 £m | 2005 £m | 2004 £m |
| Loans | **467.3** | 49.7 | **212.1** | – |
| Bank overdrafts and temporary borrowings | **37.1** | 32.6 | – | 7.4 |
| Obligations under finance leases | **0.8** | – | – | – |
| Trade creditors | **54.7** | 72.6 | – | – |
| Amounts owed to subsidiary undertakings | – | – | **898.0** | 859.6 |
| Dividends | **221.0** | 213.8 | **221.0** | 213.8 |
| Corporation taxation | **94.4** | 123.0 | – | – |
| Other taxation and social security | **11.5** | 10.3 | **0.4** | 10.5 |
| Accruals and deferred income | **869.8** | 872.8 | **56.4** | 48.9 |
| | **1,756.6** | 1,374.8 | **1,387.9** | 1,140.2 |

## 19 CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

| | Group | | Company | |
|---|---|---|---|---|
| | 2005 £m | 2004 £m | 2005 £m | 2004 £m |
| Loans | **4,417.0** | 4,306.3 | **914.9** | 1,120.6 |
| Obligations under finance leases | **80.2** | 81.1 | – | – |
| Other creditors | **21.3** | 16.5 | – | – |
| Deferred grants and contributions (note 20) | **302.0** | 298.1 | – | – |
| | **4,820.5** | 4,702.0 | **914.9** | 1,120.6 |

## 20 DEFERRED GRANTS AND CONTRIBUTIONS

| | Group £m |
|---|---|
| At 1 April 2004 | 298.1 |
| Received in the year | 14.4 |
| Credit to profit and loss account for the year | (10.5) |
| At 31 March 2005 | **302.0** |

## 21 PROVISIONS FOR LIABILITIES AND CHARGES

| | Group | | | | Company |
|---|---|---|---|---|---|
| | Deferred tax (note 22) £m | Restructuring £m | Other £m | Total £m | Restructuring £m |
| At 1 April 2004 | 331.4 | 5.9 | 2.4 | 339.7 | – |
| Arising on disposal of business | (3.4) | – | – | (3.4) | – |
| Utilised | – | (20.4) | (0.3) | (20.7) | – |
| Profit and loss account | 67.2 | 29.7 | – | 96.9 | 0.4 |
| At 31 March 2005 | **395.2** | **15.2** | **2.1** | **412.5** | **0.4** |

The majority of restructuring provisions are for costs of restructuring in licensed multi-utility operations and business process outsourcing, which are expected to be utilised within the following 12 months.

## 22 DEFERRED TAX

| | Group | |
|---|---|---|
| | 2005 £m | 2004 £m |
| Accelerated capital allowances | **1,456.5** | 1,333.9 |
| Short-term timing differences | **(109.3)** | (116.1) |
| Undiscounted provision for deferred tax | **1,347.2** | 1,217.8 |
| Discount | **(952.0)** | (886.4) |
| Discounted provision for deferred tax | **395.2** | 331.4 |

## 23 BORROWINGS

Below is an analysis of gross debt which, after taking into account cash and short-term investments of £861.3 million, reduces to net debt of £4,141.1 million.

| | 2005 £m | 2004 £m |
|---|---|---|
| Bank overdrafts and temporary borrowings | **37.1** | 32.6 |
| Term loans | **4,884.3** | 4,356.0 |
| Finance leases | **81.0** | 81.1 |
| | **5,002.4** | 4,469.7 |

| Repayments fall due as follows: | Year | 2005 £m | Year | 2004 £m |
|---|---|---|---|---|
| After five years | 2011+ | **2,594.7** | 2010+ | 2,214.4 |
| From four to five years | 2010 | **169.2** | 2009 | 733.4 |
| From three to four years | 2009 | **734.0** | 2008 | 907.1 |
| From two to three years | 2008 | **934.1** | 2007 | 63.8 |
| From one to two years | 2007 | **65.2** | 2006 | 468.7 |
| After more than one year | | **4,497.2** | | 4,387.4 |
| Within one year | 2006 | **505.2** | 2005 | 82.3 |
| | | **5,002.4** | | 4,469.7 |

***Bank overdrafts and temporary borrowings***

The bank overdrafts and temporary borrowings are repayable in less than one year. The weighted average rate of interest on bank overdrafts and temporary borrowings was 5.16 per cent (2004 – 3.87 per cent). The group had available committed bank facilities of £875.0 million (2004 – £775.0 million) of which £873.4 million was unutilised at 31 March 2005 (2004 – £773.1 million). Of the amounts unutilised, £100.0 million expires within one year, £323.4 million expires after one year but in less than two years, and the remaining £450.0 million expires in more than two years.

***Term loans***

Amounts repayable after more than five years comprise loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,252.1 million (2004 – £1,852.9 million) and are at floating rates on £342.6 million (2004 – £361.5 million).

***Finance Leases***

An analysis of finance lease repayments is given in note 27.

On total borrowings, interest rates range from 0.705 per cent to 14.83 per cent on £4,455.7 million and are at floating rates on £546.7 million.

The analysis of net debt prior to the effect of derivative instruments is as follows:

| | Borrowings at 31 March | |
|---|---|---|
| | 2005 £m | 2004 £m |
| Fixed rate borrowings: | | |
| Sterling | **1,772.5** | 1,589.7 |
| United States dollars* | **1,091.9** | 1,091.9 |
| Euros* | **1,470.6** | 1,093.2 |
| Japanese yen* | **120.7** | 118.1 |
| | **4,455.7** | 3,892.9 |
| Floating rate borrowings: | | |
| Sterling | **510.0** | 532.1 |
| Japanese yen* | **12.3** | 12.3 |
| United States dollars* | **11.9** | 19.9 |
| Hong Kong dollars* | **12.5** | 12.5 |
| | **546.7** | 576.8 |
| Floating rate investments: | | |
| Sterling (including cash) | **(861.3)** | (1,031.3) |
| Net debt at 31 March | **4,141.1** | 3,438.4 |

* Currency items are recorded in the balance sheet at the hedged rate.

Included in the above table is a loan with Japanese yen principal paying a United States dollar coupon. Included in fixed rate borrowings is a loan of £50.0 million for which the principal and interest are linked to the Retail Price Index.

The fair values of the group's financial instruments are shown on page 75.

Taking into account derivative instruments, net debt can be analysed as follows:

| | Borrowings at 31 March | | Weighted average interest rate at which borrowings are fixed | | Weighted average period for which interest is fixed | |
|---|---|---|---|---|---|---|
| | **2005 £m** | 2004 £m | **2005 %** | 2004 % | **2005 Years** | 2004 Years |
| Fixed rate borrowings: | | | | | | |
| Sterling | **4,435.8** | 3,190.0 | **6.2** | 7.3 | **5.2** | 3.5 |
| Floating rate borrowings: | | | | | | |
| Sterling | **566.6** | 1,279.7 | | | | |
| Floating rate investments: | | | | | | |
| Sterling (including cash) | **(861.3)** | (1,031.3) | | | | |
| Net debt at 31 March | **4,141.1** | 3,438.4 | | | | |

Floating interest rates are based on LIBOR.

**Company**
Excluding amounts owed to subsidiary undertakings, the company has borrowings totalling £1,127.0 million (2004 – £1,128.0 million), of which £212.1 million falls due within one year, repayable in August 2005 with interest charged at 6.25 per cent. The remaining loans totalling £914.9 million have maturities and interest rates as follows:

£16.5 million maturing in February 2008 has interest charged at 0.705 per cent; £311.6 million maturing in the year ending 2009 has interest charged at 6.45 per cent on £298.5 million, at 4.21 per cent on £6.9 million and at floating rates on the remaining £6.2 million; £5.7 million maturing in the year ending 2010 has interest charged at 3.875 per cent; £338.7 million maturing in the year ending 2019 has interest rates of 5.375 per cent on £189.9 million and 4.55 per cent on £148.8 million; £242.4 million is repayable in the year ending 2029 with interest charged at 6.875 per cent.

**24 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT**
The primary financial risks faced by the group are interest rate risk and exchange rate risk.

The board has reviewed and agreed policies for managing each of these risks, as summarised below. The board has also approved all of the classes of financial instruments used by the group. The group's treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports at least annually to the board.

The group uses a variety of financial instruments, including derivatives, to raise finance for its operations and to manage the risks arising from those operations.

The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest basis. The effect of the use of derivatives is illustrated in note 23.

Under an interest rate swap, the group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

Under a currency swap, the group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and the principal amount. The principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

All transactions are undertaken to manage the risks arising from underlying business activities and no speculative trading is undertaken. The counterparties to these instruments generally consist of financial institutions and other bodies with good credit ratings. Although the group is potentially exposed to credit loss in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party. The group does not believe it is exposed to any material concentrations of credit risk.

As noted above, the group uses derivatives to manage its exposure to currency risk on its borrowings. Subsidiary undertakings make no significant sales or purchases in currencies other than that of the country in which they operate. Accordingly, the group has no material unhedged foreign currency exposures.

Financial instruments utilised by the group can be summarised as follows:

***Interest rate swaps***
Interest rate swaps are used solely to manage floating rate borrowings in order to reduce the financial risk to the group from potential future changes in medium-term interest rates.

***Financial futures***
Financial futures are used to manage the group's exposure to possible future changes in short-term interest rates.

***Forward contracts***
The group generally hedges foreign exchange transaction exposures up to one year forward. Hedges are put in place using forward contracts at the time that the forecast exposure becomes reasonably certain.

***Currency swaps***
The group uses currency swaps to hedge currency exposure where debt is raised in one currency to fund in a different currency.

**Fair values of financial instruments**

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined precisely. Changes in assumptions could significantly affect the estimates.

| | 2005 | | 2004 | |
|---|---|---|---|---|
| At 31 March | Book value £m | Fair value £m | Book value £m | Fair value £m |
| Short-term debt and current portion of long-term debt | 505.2 | 505.2 | 82.3 | 82.3 |
| Long-term debt | 4,497.2 | 4,615.0 | 4,387.4 | 4,599.8 |
| | 5,002.4 | 5,120.2 | 4,469.7 | 4,682.1 |
| Interest rate swaps | – | 47.3 | – | 43.7 |
| Foreign exchange contracts and currency swaps | – | 8.2 | – | (99.8) |
| Total borrowings | 5,002.4 | 5,175.7 | 4,469.7 | 4,626.0 |

Fair values have been estimated using the following methods and assumptions:

*Long-term investments*

The fair value of investments for which there are no quoted market prices, approximate to their carrying value of £71.3 million. The fair value of the group's listed investment in Manila Water Company Inc is £8.9 million based upon its closing share price at 31 March 2005.

*Current assets and liabilities*

Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short-term in nature and accordingly their fair values approximate to their book values.

*Long-term receivables and liabilities*

The fair values of financial instruments included within long-term receivables and liabilities (excluding borrowings) are based on discounted cash flows using appropriate market interest rates.

*Net borrowings and non-equity interests (excluding foreign exchange contracts)*

The carrying values of cash and short-term borrowings and current asset investments approximate to their fair values because of the short-term maturity of these instruments. The fair value of quoted long-term borrowings and guaranteed preferred securities is based on year-end mid-market quoted prices. The fair value of other long-term borrowings is estimated by discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end.

*Currency and interest rate swaps*

The group enters into currency and interest rate swaps in order to manage its foreign currency and interest rate exposures.

The carrying value of debt is shown in the balance sheet at the hedged rate. The impact of the hedged currency rates as opposed to translation at year end exchange rates is £(68.1) million (2004: £(25.4) million).

The fair value of these financial instruments is estimated by discounting the future cash flows to net present values using appropriate market interest rates prevailing at the year end. The fair values of currency and interest rate swaps exclude the related accrued interest receivables and payables.

*Hedges*

Unrecognised gains and losses on financial assets and liabilities for which hedge accounting has been used at the balance sheet date were £152.4 million and £207.9 million respectively (2004 – £192.0 million and £135.9 million).

The group anticipates that £83.5 million of these gains and £72.2 million of these losses will be realised in the forthcoming financial year. Of the unrecognised gains and losses on hedges as at 1 April 2004 the net gain recognised in the profit and loss account for the year ended 31 March 2005 was £40.2 million.

**25 CAPITAL AND RESERVES**

The movements in shareholders' equity are as follows:

| | Group and company | | Group | | Company | | |
|---|---|---|---|---|---|---|---|
| | Called up share capital £m | Share premium account £m | Profit and loss account £m | Total £m | Profit and loss account £m | Other reserves £m | Total £m |
| At 31 March 2002 | 555.9 | 671.6 | 1,291.7 | 2,519.2 | 910.9 | 2,544.8 | 4,683.2 |
| Profit for financial year | – | – | 277.8 | 277.8 | 601.8 | – | 601.8 |
| Dividends on ordinary shares | – | – | (264.8) | (264.8) | (264.8) | – | (264.8) |
| Shares issued net of costs | 0.6 | 2.7 | – | 3.3 | – | – | 3.3 |
| Goodwill written back on the sale of US Water | – | – | 0.9 | 0.9 | – | – | – |
| Currency translation adjustment on equity investment in Argentina | – | – | (6.8) | (6.8) | – | – | – |
| Exchange adjustments | – | – | 4.0 | 4.0 | – | – | – |
| At 31 March 2003 | 556.5 | 674.3 | 1,302.8 | 2,533.6 | 1,247.9 | 2,544.8 | 5,023.5 |
| Profit for financial year | – | – | 361.0 | 361.0 | 269.6 | – | 269.6 |
| Dividends on ordinary shares | – | – | (315.3) | (315.3) | (315.3) | – | (315.3) |
| Shares issued net of costs | 155.3 | 348.8 | – | 504.1 | – | – | 504.1 |
| Own shares held in employee share trust | – | – | (2.3) | (2.3) | (2.3) | – | (2.3) |
| Exchange adjustments | – | – | 2.2 | 2.2 | – | – | – |
| At 31 March 2004 | 711.8 | 1,023.1 | 1,348.4 | 3,083.3 | 1,199.9 | 2,544.8 | 5,479.6 |
| Profit for financial year | – | – | 333.1 | 333.1 | 316.4 | – | 316.4 |
| Dividends on ordinary shares | – | – | (324.7) | (324.7) | (324.7) | – | (324.7) |
| Shares issued net of costs | 4.4 | 15.6 | – | 20.0 | – | – | 20.0 |
| Own shares released from employee share trust | – | – | 2.0 | 2.0 | 2.0 | – | 2.0 |
| Revaluation adjustment | – | – | – | – | – | (1,201.0) | (1,201.0) |
| Exchange adjustments | – | – | 3.7 | 3.7 | – | – | – |
| At 31 March 2005 | **716.2** | **1,038.7** | **1,362.5** | **3,117.4** | **1,193.6** | **1,343.8** | **4,292.3** |

As allowed by section 230(4) of the Companies Act 1985, the company has not presented its own profit and loss account. The amount of group profit for the financial year dealt with in the company's profit and loss account is £316.4 million (2004 – £269.6 million; 2003 – £601.8 million) after accounting for dividends receivable from subsidiary undertakings of £323.2 million (2004 – £282.0 million; 2003 – £958.6 million).

The cumulative amount of goodwill included in reserves resulting from acquisitions, before FRS 10 became effective, net of goodwill attributable to subsidiaries or businesses demerged or disposed of prior to 31 March 2005, amounts to £1,023.0 million (2004 – £1,023.0 million; 2003 – £1,023.0 million). Consolidated retained earnings at 31 March 2005 include retained losses of joint ventures and associated undertakings of £0.1 million (2004 – £11.8 million; 2003 – £12.5 million). The cumulative amount of exchange adjustments included within consolidated retained earnings is £(1.4) million (2004 – £(5.1) million; 2003 – £(7.3) million).

On 31 March 2005 the directors revalued the company's investment in one of its subsidiaries and made an adjustment in value of £1,201.0 million against the value of that asset. The directors have considered the value of the company's other fixed assets at the same time and are satisfied that the aggregate value of those fixed assets was not less than the aggregate amount at which they are stated in the company's accounts. Consequently, in accordance with section 275 of the Companies Act 1985, the adjustment in carrying value is not classified as a realised loss. Accordingly the non-distributable other reserve of the company is adjusted to reflect this valuation and is stated in the accounts on the basis that the revaluation of the company's fixed assets took place at that time.

Apart from dividends from United Utilities Water PLC and United Utilities Electricity PLC, which are subject to certain regulatory restrictions, there are no significant statutory or contractual restrictions on the distribution of current profits of subsidiary or joint venture undertakings; undistributed profits of prior years are, in the main, permanently employed in the businesses of these undertakings. The undistributed profits of group undertakings overseas may be liable to overseas taxes and/or UK taxation (after allowing for double taxation relief) if they were to be distributed as dividends. No provision has been made in respect of potential taxation liabilities on realisation of assets at restated or revalued amounts or on realisation of joint venture undertakings at equity accounted value.

The authorised ordinary share capital of the company was 800,000,000 ordinary shares of £1 each at 31 March 2005 (2004 – 800,000,000; 2003 – 800,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2005 was 561,572,377 ordinary shares (2004 – 557,125,006; 2003 – 556,526,651). 4,447,371 ordinary shares were allotted during the year ended 31 March 2005 (2004 – 598,355; 2003 – 584,313) for the exercise of options in accordance with the rules of the employee ShareSave schemes and the executive share option scheme for a total consideration of £20.0 million (2004 – £2.9 million; 2003 – £3.3 million).

The five-for-nine rights issue, structured so that the proceeds are received in two stages, was approved at the extraordinary general meeting (EGM) of shareholders on 26 August 2003. The authorised A share capital of the company was 638,000,000 A shares of 50 pence each. The allotted and fully paid A share capital of the company at 31 March 2005 was 309,286,997 A shares (2004 – 309,286,997; 2003 – nil). The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of those shares. The second tranche of proceeds is due to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Since 31 March 2005, 423,593 ordinary shares have been allotted on the exercise of options and at 1 June 2005 the company's issued ordinary share capital, credited as fully paid, was 561,995,970 and A share capital, credited as fully paid, was 309,286,997.

The employee ShareSave scheme is available to all eligible employees and the company share option scheme 1999 is for senior executives (excluding, with effect from the introduction of the group's long-term incentive plan, executive directors and other executives participating in that plan and its successor, the performance share plan). The ShareSave scheme is based on SAYE savings contracts with options exercisable within a six-month period from the conclusion of a three or five-year period as appropriate from the date of grant. Under the terms and conditions of this scheme, for every month (up to no more than six months) an employee fails to contribute the agreed monthly amount determined under the rules of the scheme, the last date exercisable will be delayed by one month. Options under the company share option scheme 1999 are exercisable in a period beginning no earlier than three years (five years for discounted options under the former executive share option scheme, which are no longer granted) and ending no later than ten years from the date of grant. Options outstanding under the share option schemes at 31 March, together with their exercise prices and dates, were:

| | 2005 | 2004 | Exercise price | Normal dates of exercise |
|---|---|---|---|---|
| Employee ShareSave scheme | – | 292,102 | 611.7p(1) | 2002 or 2004 |
| | **220,027** | 2,505,354 | 407.7p(1) | 2003 or 2005 |
| | **730,638** | 1,259,381 | 481.2p(1) | 2004 or 2006 |
| | **1,132,775** | 1,865,490 | 432.3p(1) | 2005 or 2007 |
| | **1,964,708** | 2,091,625 | 423.7p(1) | 2006 or 2008 |
| | **2,110,789** | 2,268,159 | 396.0p(1) | 2007 |
| Executive share option scheme | – | 44,002 | 458.4p(3) | 1997 to 2004 |
| | – | 22,821 | 389.8p(2) | 1999 to 2004 |
| | – | 16,781 | 414.9p(3) | 1997 to 2004 |
| | – | 19,985 | 353.0p(2) | 1999 to 2004 |
| | – | 61,040 | 487.6p(3) | 1998 to 2005 |
| | – | 16,878 | 414.9p(2) | 2000 to 2005 |
| | **55,791** | 148,977 | 505.4p(3) | 1998 to 2005 |
| | **68,361** | 160,549 | 470.8p(3) | 1999 to 2006 |
| | **145,412** | 266,891 | 543.0p(3) | 2000 to 2007 |
| | **90,496** | 132,126 | 546.4p(3) | 2000 to 2007 |
| | **333,309** | 399,785 | 664.5p(3) | 2000 to 2007 |
| | **128,947** | 131,549 | 766.0p(3) | 2001 to 2008 |
| | **180,365** | 201,501 | 750.5p(3) | 2001 to 2008 |
| | **685,349** | 809,331 | 664.0p(3) | 2002 to 2009 |
| Company share option scheme 1999 | **162,868** | 308,935 | 532.2p(3) | 2002 to 2009 |
| | **633,714** | 1,114,733 | 587.9p(3) | 2003 to 2010 |
| | **303,336** | 521,770 | 575.8p(3) | 2003 to 2010 |
| | **682,259** | 1,073,907 | 563.7p(3) | 2004 to 2011 |
| | **389,742** | 617,802 | 509.3p(3) | 2005 to 2012 |
| | **1,382,215** | 1,462,552 | 528.3p(3) | 2005 to 2012 |
| | **755,027** | 821,016 | 544.7p(3) | 2005 to 2012 |
| | **12,156,128** | 18,635,042 | | |

(1) The exercise price represents 80 per cent of the market price at the date the option was granted.
(2) The exercise price represents 85 per cent of the market price at the date the option was granted.
(3) The exercise price equalled the market price at the date the option was granted.

An opportunity to join the employee ShareSave scheme was offered during the years ended 31 March 2004 and 31 March 2003, and options were also granted under the company share option scheme 1999. In the year ended 31 March 2005, options were granted under the option schemes in respect of a total of nil ordinary shares (2004 – 2,311,435 ordinary shares; 2003 – 4,016,642 ordinary shares), options for 4,361,127 ordinary shares (2004 – 521,504 ordinary shares; 2003 – 1,447,851 ordinary shares) were exercised and options for 1,261,467 ordinary shares (2004 – 2,466,866 ordinary shares; 2003 – 349,451 ordinary shares) lapsed or were cancelled.

United Utilities established a Qualifying Employee Share Ownership Trust (QUEST) in 1998, an employee benefit trust complying with requirements of the Finance Act 1989. The QUEST trustee assumed the obligation to satisfy options granted under the existing United Utilities ShareSave scheme. As a result of changes in the tax regime, shares have been allotted directly to ShareSave participants since 1 April 2003 and arrangements are now being made to wind up the QUEST. There were no shares held in the QUEST at 31 March 2005.

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group's companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2005, the Trust held 52,500 shares on trust and these shares will be used to satisfy awards payable under the group's performance share plan. All dividends payable on the shares during the year were waived.

The main all-employee scheme is the Inland Revenue approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

**26 PENSIONS**

The group participates in a number of pension schemes principally in the UK. The major schemes are funded defined benefit schemes – the United Utilities Pension Scheme (UUPS) and the United Utilities Group of the Electricity Supply Pension Scheme (ESPS) (the 'Schemes'), of which the ESPS is closed to new employees. UUPS also includes a defined contribution section which constitutes less than 0.5 per cent of the total asset value. The assets of these Schemes are held in trust funds independent of group finances.

For UUPS and ESPS, the pension cost and asset under the accounting standard SSAP 24 have been assessed in accordance with the advice of a firm of actuaries, Mercer Human Resource Consulting, using the projected unit method. For this purpose, the actuarial assumptions adopted are based upon investment growth of 7.6 per cent per annum pre retirement and 5.6 per cent per annum post retirement; pay growth of 4.1 per cent per annum for UUPS and 4.3 per cent per annum for ESPS and increases to pensions in payment and deferred pensions of 2.8 per cent per annum. The actuarial value of the assets was taken as the market value of the assets.

The last actuarial valuations of the Schemes were carried out as at 31 March 2004. The combined market value of the group's share of the assets of the Schemes at the valuation date was £1,839.9 million. Using the assumptions adopted for SSAP 24, the combined actuarial value of the assets represented 97 per cent of the value of the accrued benefits, after allowing for expected future earnings increases. In deriving the pension cost under SSAP 24, the deficit in the Schemes is being spread over the future working lifetime of the existing members.

For UUPS, the employer's contributions have been assessed in accordance with the advice of Mercer Human Resource Consulting using different assumptions to those described above. For ESPS, the employer's contributions have been assessed in accordance with the advice of a firm of actuaries, Hewitt Bacon and Woodrow, using different assumptions and methods to those described above.

During the year ended 31 March 2005, the group contributed to UUPS at rates which ranged from 16.1 per cent to 30.3 per cent of pensionable salaries dependent upon benefit category. In addition, further contributions were made to cover the cost of additional severance benefits granted. During the year ended 31 March 2005, the group contributed to ESPS at a rate of 19.0 per cent of pensionable salaries.

On 31 March 2005, the group made lump sum payments of £216.0 million and £103.5 million to UUPS and ESPS respectively. The payments were in lieu of the estimated company contributions that would have been payable for defined benefit members over the five years from 1 April 2005. Subject to the results of the actuarial valuations at 31 March 2007, company contributions will resume from 1 April 2010. In the meantime, the group will continue to pay contributions in respect of the defined contribution members and insurance premiums. Other payments will be made by the group in accordance with the funding agreement between the Trustee and the group.

The group also operates a series of unfunded, unapproved retirement benefit schemes. The cost of the unfunded, unapproved retirement benefit schemes is included in the total pension cost, on a basis consistent with SSAP 24 and the assumptions set out above. In accordance with these unfunded arrangements, the group has made payments to former directors, including lump sum payments, of £370,510 in total in the year ended 31 March 2005 (2004 – £298,556; 2003 – £207,387).

The total pension cost for the period was £69.4 million, of which £14.9 million is included within the business restructuring exceptional item, (2004 – £11.2 million; 2003 – £8.2 million). A prepayment of £401.2 million is included in the balance sheet at 31 March 2005 (2004 – £97.0 million; 2003 – £58.5 million). Information about the pension arrangements for executive directors is contained in the report on remuneration.

**FRS 17 Transitional disclosures**

**Group**

The pension cost figures used in these accounts comply with the current pension cost accounting standard SSAP 24. Under transitional arrangements of FRS 17 'Retirement benefits', the group is required to disclose the following information about its pension arrangements and the figures that would have been shown under adoption of FRS 17 in the financial statements.

The latest formal valuations of the Schemes were carried out as at 31 March 2004. The valuation of liabilities detailed below has been derived by projecting forward the position at 31 March 2004 and has been performed by an independent actuary, Mercer Human Resource Consulting. FRS 17 gives the present value of pension liabilities by discounting pension commitments (including an allowance for salary growth), at an AA corporate bond yield. The major difference arising between these two methodologies is in the valuation of the Schemes' liabilities, which under FRS 17 are higher. Deferred pensions are revalued to retirement age in line with the Schemes' rules and statutory requirements. The major financial assumptions used by the actuary were as follows:

| | At 31 March 2005 | At 31 March 2004 | At 31 March 2003 |
|---|---|---|---|
| Discount rate | **5.40%** | 5.50% | 5.50% |
| Pensionable salary growth – UUPS | **4.10%** | 4.30% | 4.00% |
| Pensionable salary growth – ESPS | **4.30%** | 4.30% | 4.00% |
| Pension increases | **2.80%** | 2.80% | 2.50% |
| Price inflation | **2.80%** | 2.80% | 2.50% |

The assets and liabilities of the Schemes, along with the expected rates of return on the Schemes' assets as at 31 March 2005, 31 March 2004 and 31 March 2003 were as follows:

| | At 31 March 2005 | | At 31 March 2004 | | At 31 March 2003 | |
|---|---|---|---|---|---|---|
| | Expected rate of return | Total £m | Expected rate of return | Total £m | Expected rate of return | Total £m |
| Equities | **7.60%** | **1,468.0** | 7.60% | 1,268.9 | 7.50% | 1,008.0 |
| Property | **7.60%** | **1.3** | 7.60% | 2.1 | 7.50% | 3.5 |
| Bonds | **5.40%** | **343.8** | 5.50% | 193.2 | 5.50% | 217.4 |
| Gilts | **4.60%** | **428.2** | 4.60% | 383.4 | 4.50% | 314.3 |
| Other | **4.60%** | **61.4** | 4.60% | 1.7 | 4.50% | 24.2 |
| Market value of assets | | **2,302.7** | | 1,849.3 | | 1,567.4 |
| Present value of Schemes' liabilities | | **(2,382.3)** | | (2,227.0) | | (1,993.2) |
| Implied deficit in the Schemes | | **(79.6)** | | (377.7) | | (425.8) |
| Related deferred tax asset | | **23.9** | | 113.3 | | 127.7 |
| Net pension liability under FRS 17 | | **(55.7)** | | (264.4) | | (298.1) |

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve as at 31 March 2005, 31 March 2004 and 31 March 2003 would be as follows:

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Net assets excluding pension liability | **3,118.7** | 3,102.9 | 2,551.3 |
| SSAP 24 prepayment, net of deferred tax | **(280.8)** | (67.9) | (41.0) |
| Accruals for unfunded scheme | **8.5** | 7.2 | 6.2 |
| Pension liability | **(55.7)** | (264.4) | (298.1) |
| Net assets including pension liability | **2,790.7** | 2,777.8 | 2,218.4 |
| Profit and loss reserve excluding pension liability | **1,362.5** | 1,348.4 | 1,302.8 |
| SSAP 24 prepayment, net of deferred tax | **(280.8)** | (67.9) | (41.0) |
| Accruals for unfunded scheme | **8.5** | 7.2 | 6.2 |
| Pension liability | **(55.7)** | (264.4) | (298.1) |
| Profit and loss reserve including pension liability | **1,034.5** | 1,023.3 | 969.9 |

The amounts which, on full implementation of FRS 17, will be required in the financial statements are as follows:

| **Analysis of the amount charged to operating profit** | 2005 £m | 2004 £m |
|---|---|---|
| Current service cost | **55.5** | 45.1 |
| Past service cost | **0.6** | 1.8 |
| Settlement gain | **(7.8)** | – |
| Total operating charge | **48.3** | 46.9 |

| **Analysis of other finance costs** | 2005 £m | 2004 £m |
|---|---|---|
| Expected return on pension scheme assets | **124.3** | 108.4 |
| Interest on pension scheme liabilities | **(122.8)** | (115.0) |
| Net return/(cost) | **1.5** | (6.6) |

| Analysis of amount recognised in statement of total recognised gains and losses | 2005 £m | 2004 £m |
|---|---|---|
| Actual return less expected return on pension scheme assets | **63.2** | 176.4 |
| Experience gains and losses arising on the scheme liabilities | **(31.0)** | – |
| Changes in assumptions underlying the present value of the scheme liabilities | **(41.1)** | (122.9) |
| Actuarial (loss)/gain | **(8.9)** | 53.5 |

| Movement on pension scheme deficit during the year | 2005 £m | 2004 £m |
|---|---|---|
| Deficit at 1 April | **(264.4)** | (298.1) |
| Movement in year: | | |
| Current service cost | **(55.5)** | (45.1) |
| Contributions | **368.7** | 48.1 |
| Past service cost | **(15.5)** | (1.8) |
| Settlement gain | **7.8** | – |
| Net interest return/(cost) on assets | **1.5** | (6.6) |
| Actuarial (loss)/gain | **(8.9)** | 53.5 |
| Movement in deferred tax asset | **(89.4)** | (14.4) |
| Deficit in scheme at 31 March | **(55.7)** | (264.4) |

| History of experience of gains and losses | 2005 | 2004 |
|---|---|---|
| Difference between the expected and actual return on scheme assets: | | |
| Amount (£m) | **63.2** | 176.4 |
| Percentage of scheme assets | **2.7%** | 9.5% |
| Experience gains and losses on scheme liabilities: | | |
| Amount (£m) | **(31.0)** | – |
| Percentage of the present value of the scheme liabilities | **(1.3%)** | – |
| Total amount recognised in statement of total recognised gains and losses: | | |
| Amount (£m) | **(8.9)** | 53.5 |
| Percentage of the present value of the scheme liabilities | **(0.4%)** | 2.4% |

In addition, £14.9 million (2004 – £nil; 2003 – £1.5 million) of the past service cost is included for pension severance benefits, within the business restructuring exceptional item.

During the year, the group made £3.3 million (2004 – £0.3 million; 2003 – £0.1 million) of contributions to defined contribution schemes.

**Company**
The company's assets and liabilities are included in the Schemes but its share of underlying assets and liabilities has not been separately identified.

## 27 LEASE COMMITMENTS

Subsidiary undertakings are committed to making the following payments under operating leases during the next 12 months:

| | **31 March 2005** | | 31 March 2004 | |
|---|---|---|---|---|
| | **Land and buildings £m** | **Plant and machinery £m** | Land and buildings £m | Plant and machinery £m |
| Leases which expire: | | | | |
| Within one year | **0.5** | **0.9** | 1.2 | 1.4 |
| Between two and five years | **3.3** | **2.2** | 1.5 | 2.1 |
| After five years | **6.8** | **0.1** | 4.6 | – |
| | **10.6** | **3.2** | 7.3 | 3.5 |

Minimum future lease payments under finance leases and minimum rental commitments under non-cancellable operating leases of property, plant and equipment at 31 March 2005 were as follows:

| | Finance leases £m | Operating leases £m |
|---|---|---|
| 2006 | **0.8** | **13.8** |
| 2007 | **5.1** | **11.8** |
| 2008 | **6.2** | **9.5** |
| 2009 | **7.4** | **8.2** |
| 2010 | **8.8** | **7.6** |
| Thereafter | **52.7** | **203.4** |
| Total | **81.0** | **254.3** |

## 28 CONTINGENT LIABILITIES

The company guaranteed loans of group undertakings up to a maximum amount of £654.4 million (2004 – £695.3 million), including £564.4 million (2004 – £595.3 million) relating to United Utilities Water PLC's loans from European Investment Bank, £90.0 million (2004 – £90.0 million) relating to United Utilities Electricity PLC's loans from European Investment Bank and £nil (2004 – £10.0 million) relating to United Utilities Green Energy Limited's loan from European Investment Bank.

The company has entered into performance bonds in the ordinary course of business.

## 29 RECONCILIATION OF OPERATING PROFIT TO OPERATING CASHFLOWS

| | Note | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|---|
| Group operating profit | | **623.2** | 570.1 | 510.0 |
| Exceptional charges within group operating profit | | **29.7** | 4.6 | 29.3 |
| Group operating profit before exceptional charges | | **652.9** | 574.7 | 539.3 |
| Depreciation | 3 | **365.9** | 368.0 | 349.8 |
| Amortisation of goodwill and intangible assets | 3 | **15.5** | 8.1 | 7.1 |
| Profit on disposal of tangible fixed assets | 5 | **(4.4)** | (7.1) | (4.5) |
| Stocks (increase)/decrease | | **(2.0)** | 3.5 | (11.8) |
| Debtors increase | | **(281.3)** | (53.9) | (21.9) |
| Creditors (decrease)/increase | | **(1.4)** | 34.6 | 0.6 |
| Outflow related to exceptional items | | **(20.3)** | (4.4) | (7.1) |
| | | **724.9** | 923.5 | 851.5 |

## 30 RETURNS ON INVESTMENTS AND SERVICING OF FINANCE

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Interest received | **47.3** | 36.0 | 26.8 |
| Interest paid on bank loans, overdrafts and other loans | **(324.5)** | (264.3) | (233.2) |
| Interest paid on finance leases | **(5.6)** | (6.1) | (12.1) |
| Termination of interest rate swap contracts | **19.7** | 83.0 | – |
| Dividends paid to minority equity interest | **–** | (0.4) | (0.4) |
| | **(263.1)** | (151.8) | (218.9) |

## 31 CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT

| | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Purchase of tangible fixed assets, net of grants and contributions | **(901.2)** | (1,010.5) | (718.2) |
| Sale of tangible fixed assets | **7.9** | 13.0 | 7.2 |
| Purchase of fixed asset investments | **–** | – | (0.4) |
| Financial restructuring of joint ventures | **3.2** | (20.5) | 5.7 |
| Sale of fixed asset investments other than joint ventures | **6.3** | – | 7.8 |
| | **(883.8)** | (1,018.0) | (697.9) |

## 32 ACQUISITIONS AND DISPOSALS

| | Acquisitions | | | Disposals | | |
|---|---|---|---|---|---|---|
| | **2005 £m** | 2004 £m | 2003 £m | **2005 £m** | 2004 £m | 2003 £m |
| Fixed assets | **–** | (8.8) | (3.1) | **49.0** | – | – |
| Net current liabilities | **–** | 1.5 | 2.1 | **3.4** | – | 10.0 |
| Provisions for liabilities and charges | **–** | 0.4 | 3.0 | **(3.4)** | – | – |
| Minority interest | **(20.3)** | – | – | **–** | – | – |
| Fair value of net assets acquired/book value of net assets disposed | **(20.3)** | (6.9) | 2.0 | **49.0** | – | 10.0 |
| Cost of disposal | | | | **5.4** | – | (3.4) |
| Goodwill acquired/written back on disposal | **(27.4)** | (55.0) | (7.2) | **9.1** | – | 0.9 |
| Consideration for undertakings acquired | **(47.7)** | (61.9) | (5.2) | | | |
| Profit on disposals | | | | **1.7** | – | 0.4 |
| | **(47.7)** | (61.9) | (5.2) | **65.2** | – | 7.9 |
| Less: | | | | | | |
| – Cash included in undertakings acquired/disposed | **–** | 0.3 | 0.3 | **–** | – | – |
| – Deferred consideration | **(0.5)** | 15.6 | – | **–** | – | – |
| Cash consideration | **(48.2)** | (46.0) | (4.9) | **65.2** | – | 7.9 |
| Comprising: | | | | | | |
| – (Outflow)/inflow arising on: | | | | | | |
| – current year acquisitions/disposals | **(47.7)** | (46.0) | (4.7) | **65.2** | – | 7.9 |
| – previous year acquisitions/disposals | **(0.5)** | – | (0.2) | **–** | – | – |
| | **(48.2)** | (46.0) | (4.9) | **65.2** | – | 7.9 |

The group purchased the 14.6 per cent equity stake held by Capgemini UK PLC in its subsidiary, Vertex Data Science Limited, on 5 November 2004, taking the group's shareholding to 100 per cent. The group also sold United Utilities Green Energy Limited on 17 December 2004 and reduced its shareholding in Manila Water Company Inc from 17.96 per cent to 11.68 per cent by placing shares during its successful listing on the Philippine Stock Exchange. The cashflows in respect of these acquisitions and disposals are included above.

The group acquired First Revenue Assurance LLC on 31 March 2004, Eurocall Limited on 29 February 2004, Park Environmental Limited on 22 December 2003, Octel Waste Management Limited on 26 June 2003 and Connections Plus on 15 April 2003. The cashflows in respect of those acquisitions are shown above.

On 2 December 2002, Vertex Data Science Limited acquired the business and assets of the UK contact centre operator, 7C, and its 75 per cent shareholding in 7C India Limited. The cashflows in respect of that acquisition are shown above. On 31 July 2002, the group sold its joint venture shareholding in US Water, effectively completing the group's withdrawal from infrastructure management in the Americas. The cashflows in respect of that sale are included above.

## 33 MANAGEMENT OF LIQUID RESOURCES

| | **2005 £m** | 2004 £m | 2003 £m |
|---|---|---|---|
| Decrease/(increase) in managed funds and short-term investments | **176.9** | (338.4) | (282.0) |

## 34 FINANCING

| | Financing – shares | | | Financing – debt | | | | Total |
|---|---|---|---|---|---|---|---|---|
| | Shares issued by company | | | | | | | |
| | Share capital £m | Share premium £m | Total £m | Loans £m | Short-term borrowings other than overdrafts £m | Finance leases £m | Total £m | £m |
| At 31 March 2002 | (555.9) | (671.6) | (1,227.5) | (3,083.0) | (135.4) | (200.6) | (3,419.0) | (4,646.5) |
| Exchange and other non-cash adjustments | – | – | – | – | – | 4.9 | 4.9 | 4.9 |
| Financing: | | | | | | | | |
| – New finance | (0.6) | (2.7) | (3.3) | (704.2) | – | – | (704.2) | (707.5) |
| – Finance repaid | – | – | – | 71.3 | 16.5 | 5.9 | 93.7 | 93.7 |
| Cash flow | (0.6) | (2.7) | (3.3) | (632.9) | 16.5 | 5.9 | (610.5) | (613.8) |
| At 31 March 2003 | (556.5) | (674.3) | (1,230.8) | (3,715.9) | (118.9) | (189.8) | (4,024.6) | (5,255.4) |
| Exchange and other non-cash adjustments | – | – | – | – | – | 6.3 | 6.3 | 6.3 |
| Financing: | | | | | | | | |
| – New finance | (155.3) | (348.8) | (504.1) | (675.8) | – | – | (675.8) | (1,179.9) |
| – Finance repaid | – | – | – | 35.7 | 118.9 | 102.4 | 257.0 | 257.0 |
| Cash flow | (155.3) | (348.8) | (504.1) | (640.1) | 118.9 | 102.4 | (418.8) | (922.9) |
| At 31 March 2004 | (711.8) | (1,023.1) | (1,734.9) | (4,356.0) | – | (81.1) | (4,437.1) | (6,172.0) |
| Exchange and other non-cash adjustments | – | – | – | (4.9) | – | – | (4.9) | (4.9) |
| Financing: | | | | | | | | |
| – New finance | (4.4) | (15.6) | (20.0) | (583.6) | – | – | (583.6) | (603.6) |
| – Finance repaid | – | – | – | 60.2 | – | 0.1 | 60.3 | 60.3 |
| Cash flow | (4.4) | (15.6) | (20.0) | (523.4) | – | 0.1 | (523.3) | (543.3) |
| **At 31 March 2005** | **(716.2)** | **(1,038.7)** | **(1,754.9)** | **(4,884.3)** | **–** | **(81.0)** | **(4,965.3)** | **(6,720.2)** |

| | | Repayment dates | Currency | Rate % | Amount £m |
|---|---|---|---|---|---|
| Loans repaid | European Investment Bank | various | sterling | various | 40.9 |
| | Debt securities | 25 March, 25 September | sterling | 8.875 | 4.4 |
| | US$20 million due 2005 | 14 March 2005 | US$ | floating | 13.8 |
| | Loan notes | 15 September 2004 | sterling | floating | 0.5 |
| | Local authority | various | sterling | various | 0.6 |
| | | | | | 60.2 |

### 35 ANALYSIS OF NET DEBT

| | Cash | Loans | | | Financing – debt | | Current asset investments | Net debt |
|---|---|---|---|---|---|---|---|---|
| | | Due after one year | Due within one year | Short-term borrowings other than overdrafts | Finance leases | Total | | |
| | £m | £m | £m | £m | £m | £m | £m | £m |
| At 31 March 2002 | (10.6) | (3,012.0) | (71.0) | (135.4) | (200.6) | (3,419.0) | 368.8 | (3,060.8) |
| Exchange and other non-cash adjustments | 0.2 | – | – | – | 4.9 | 4.9 | – | 5.1 |
| Cash flow | 10.3 | (668.0) | 35.1 | 16.5 | 5.9 | (610.5) | 282.0 | (318.2) |
| At 31 March 2003 | (0.1) | (3,680.0) | (35.9) | (118.9) | (189.8) | (4,024.6) | 650.8 | (3,373.9) |
| Exchange and other non-cash adjustments | – | – | – | – | 6.3 | 6.3 | – | 6.3 |
| Cash flow | 9.6 | (626.3) | (13.8) | 118.9 | 102.4 | (418.8) | 338.4 | (70.8) |
| At 31 March 2004 | 9.5 | (4,306.3) | (49.7) | – | (81.1) | (4,437.1) | 989.2 | (3,438.4) |
| Exchange and other non-cash adjustments | 0.7 | (4.9) | – | – | – | (4.9) | – | (4.2) |
| Cash flow | 1.7 | (105.8) | (417.6) | – | 0.1 | (523.3) | (176.9) | (698.5) |
| **At 31 March 2005** | **11.9** | **(4,417.0)** | **(467.3)** | **–** | **(81.0)** | **(4,965.3)** | **812.3** | **(4,141.1)** |

| Cash and short-term borrowings | Cash at bank | Short-term borrowings | | | Net total | Cash (at bank and overdrafts) |
|---|---|---|---|---|---|---|
| | | Overdrafts | Other | Total | | |
| | £m | £m | £m | £m | £m | £m |
| At 31 March 2002 | 18.9 | (29.5) | (135.4) | (164.9) | (146.0) | (10.6) |
| Exchange adjustments | 0.2 | – | – | – | 0.2 | 0.2 |
| Cash flow | 19.4 | (9.1) | 16.5 | 7.4 | 26.8 | 10.3 |
| At 31 March 2003 | 38.5 | (38.6) | (118.9) | (157.5) | (119.0) | (0.1) |
| Cash flow | 3.6 | 6.0 | 118.9 | 124.9 | 128.5 | 9.6 |
| At 31 March 2004 | 42.1 | (32.6) | – | (32.6) | 9.5 | 9.5 |
| Exchange adjustments | 0.7 | – | – | – | 0.7 | 0.7 |
| Cash flow | 6.2 | (4.5) | – | (4.5) | 1.7 | 1.7 |
| **At 31 March 2005** | **49.0** | **(37.1)** | **–** | **(37.1)** | **11.9** | **11.9** |

### 36 RELATED PARTY TRANSACTIONS

Sales and recharges to joint ventures on normal trading terms during the year ended 31 March 2005 were £71.1 million (31 March 2004 – £40.3 million). Of these amounts £14.6 million was outstanding at the year end (2004 – £11.1 million).

Movements on loans and investments with joint ventures are included in note 14 of the accounts.

There were no other material related party transactions during the year.

## 37 SUMMARY OF DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED KINGDOM AND IN THE UNITED STATES OF AMERICA

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom ('UK GAAP'), which differ in certain respects from accounting principles generally accepted in the United States of America ('US GAAP'). Reconciliations of profit after taxation (or net income) and equity shareholders' funds (or shareholders' equity) and the company's financial position under UK GAAP and those under US GAAP are set out below.

During the year ended 31 March 2004, the group announced a five-for-nine rights issue, structured so that the proceeds are received in two stages. The first tranche was received during September 2003. Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by Financial Reporting Standard (FRS) 14 'Earnings per share'. Further details of the adjustment are given in note 10 to the consolidated financial statements. The same restatements are required under US GAAP.

**Effect on net income of differences between UK and US GAAP**

| For the year ended 31 March | Note | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|---|
| Net income in accordance with UK GAAP | | **333.1** | 361.0 | 277.8 |
| **US GAAP adjustments:** | | | | |
| – Pensions | (a) | **(2.7)** | (20.9) | (7.5) |
| – Infrastructure renewals | (b) | **11.5** | 17.5 | 39.5 |
| – Depreciation of infrastructure assets | (c) | **(26.7)** | (24.9) | (23.8) |
| – Provisions | (d) | **(2.1)** | 2.2 | (38.3) |
| – Capitalisation of interest | (e) | **85.4** | 61.8 | 58.4 |
| – Amortisation of capitalised interest | (e) | **(13.5)** | (11.4) | (10.5) |
| – Amortisation of goodwill | (f) | **14.8** | 8.8 | 7.5 |
| – Impairment of long-lived assets | (g) | **(2.3)** | (3.3) | 23.8 |
| – Derivatives and hedging activities | (h) | **(62.5)** | 55.4 | 167.1 |
| – Currency translation adjustments | (i) | **–** | – | (6.8) |
| – Share compensation costs | (j) | **(6.6)** | (0.9) | (2.0) |
| – Revenue and related profit recognition | (k) | **(6.9)** | (13.4) | (31.4) |
| – Business combinations | (l) | **(9.0)** | (0.6) | – |
| – Deferred taxes | (m) | **(65.3)** | (119.0) | (0.8) |
| – Tax effect of US GAAP adjustments | (m) | **10.7** | (18.5) | (59.1) |
| Net income in accordance with US GAAP | | **257.9** | 293.8 | 393.9 |
| Net income per £1 ordinary share in accordance with US GAAP basic method (pence) | (o) | **36.2** | 44.3 | 65.0 |
| Net income per £1 ordinary share in accordance with US GAAP diluted method (pence) | (o) | **32.7** | 42.2 | 64.8 |

Net income and shareholders' equity under US GAAP have been restated to reflect the translation of loans at spot rates instead of the contract rates in the hedging derivatives, with a consequential impact on taxes. Net income under US GAAP is different from that previously reported by £97.8 million in 2004 and £(21.8) million in 2003 respectively, and shareholders' equity under US GAAP is different from that previously reported by £17.8 million at 31 March 2004.

**Cumulative effect on shareholders' equity of differences between UK and US GAAP**

| At 31 March | Note | 2005 £m | 2004 £m |
|---|---|---|---|
| Shareholders' equity in accordance with UK GAAP | | **3,117.4** | 3,083.3 |
| **US GAAP adjustments:** | | | |
| – Pensions | (a) | **(222.5)** | (349.8) |
| – Infrastructure renewals | (b) | **160.7** | 149.2 |
| – Depreciation of infrastructure assets | (c) | **(273.2)** | (246.5) |
| – Provisions | (d) | **0.1** | 2.2 |
| – Capitalisation of interest | (e) | **673.1** | 587.7 |
| – Amortisation of capitalised interest | (e) | **(87.9)** | (74.4) |
| – Goodwill | (f) | **902.4** | 886.0 |
| – Impairment of long-lived assets | (g) | **18.2** | 20.5 |
| – Derivatives and hedging activities | (h) | **22.5** | 67.7 |
| – Share compensation costs | (j) | **11.2** | 7.0 |
| – Revenue and related profit recognition | (k) | **(51.7)** | (44.8) |
| – Business combinations | (l) | **25.9** | 36.5 |
| – Deferred taxes | (m) | **(1,014.1)** | (948.8) |
| – Dividends | (n) | **219.4** | 212.7 |
| – Tax effect of US GAAP adjustments | (m) | **(77.1)** | (40.4) |
| Shareholders' equity in accordance with US GAAP | | **3,424.4** | 3,348.1 |

**(a) Pensions**
Under UK and US GAAP, pension costs are determined on a systematic basis over the length of service of employees. The group accounts for the costs of pensions under the rules set out in UK GAAP. US GAAP is more prescriptive in respect of the actuarial assumptions that must be used and the allocation of costs to accounting periods. Furthermore, the actuarial valuation under US GAAP must be carried out on an annual basis.

Under UK GAAP, the pension cost is calculated based upon the actuary's best estimate of the assumptions taken as a whole. The annual cost charged to the profit and loss account comprises the regular cost and variations. The regular cost is calculated so that it represents a reasonably stable percentage of pensionable payroll. Variations from the regular cost of providing pensions are generally spread over the expected remaining service lives of current employees in the scheme.

US GAAP requires each significant assumption to determine annual pension cost to be a best estimate with respect to that individual assumption. For example, the discount rate used should be that for 'AA' rated bonds with a similar maturity to the pension obligations, and the value of the scheme assets should be based upon market values at each balance sheet date. Whilst US GAAP also adopts a spreading approach to allocating variations, it is more restrictive. As a result, certain variations, for example, refunds from the scheme, would be recognised immediately rather than being spread forward. US GAAP treats increases in pensions as a prior service cost and accordingly amortises its effects over the working lives of the members after the increase is awarded. UK GAAP encourages expected increases to be provided for in advance by being built into the actuarial assumptions.

US GAAP requires a liability, the minimum pension liability, to be recognised that is at least equal to the unfunded accumulated benefit obligation. The corresponding entries are to intangible assets to the extent of unrecognised prior service cost and other comprehensive income, a component of shareholders' equity.

Under UK GAAP, the group has recognised a prepaid pension cost of £401.2 million as at 31 March 2005 (£97.0 million as at 31 March 2004). Under US GAAP, the group has recognised a pension prepayment of £178.7 million as at 31 March 2005 (liability of £254.3 million, net of prepayment of £49.2 million, as at 31 March 2004), of which £172.0 million has been recorded within accumulated other comprehensive income as at 31 March 2005 (£302.0 million as at 31 March 2004). £nil has been recorded as an intangible asset at 31 March 2005 (£1.5 million as at 31 March 2004).

**(b) Infrastructure renewals**
Under UK GAAP, the charge to the profit and loss account for depreciation reflects the planned level of expenditure for infrastructure renewals. The charge is adjusted under US GAAP to reflect actual expenditure in the year.

Under UK GAAP, enhancement expenditure classified as infrastructure renewals expenditure is capitalised and depreciated in line with the policy on infrastructure renewals accounting. Under US GAAP, enhancement expenditure is capitalised and depreciated over its estimated useful life.

**(c) Depreciation of infrastructure assets**
Under UK GAAP, the depreciation charge for infrastructure assets is the estimated level of annual expenditure required to maintain the operating capability of the network, which is based on the group's independently certified asset management plan. Under US GAAP, depreciation is charged on infrastructure assets using the straight-line method over a period of 100 years, being the estimated economic life.

**(d) Provisions**
Provision accounting under UK GAAP is the same as under US GAAP, except as follows:

Under UK GAAP, an investor is required to account for its proportionate share of net liabilities in a loss-making joint venture, even when there is no obligation to fund those liabilities. Where this is the case, an investor's share of net liabilities of an investment is shown as a provision rather than a negative fixed asset. The group held within provisions £38.3 million at 31 March 2002 to reflect its proportionate share of net liabilities in IEBA, the Argentine electricity utility. In the year ended 31 March 2003, the group concluded it no longer had a participating interest in IEBA and therefore ceased to account for the investment as a joint venture. This conclusion gave rise to a release of the share of net liabilities of IEBA held at 1 August 2002.

Under US GAAP, an investor should discontinue recording losses of an investment when the investment has been reduced to zero, unless the investor has an obligation or commitment to fund those liabilities. As the group was not obligated or committed to funding the net liabilities of this investment, no such provision was recorded under US GAAP as at 31 March 2002. Consequently, the exceptional credit to the profit and loss account in the year ended 31 March 2003 resulting from the withdrawal from IEBA did not arise under US GAAP since the provision was not recorded under US GAAP.

Under UK GAAP, restructuring charges are provided in full from the date of the announcement of the plan, including employee termination benefits, property exit costs, equipment write downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognised in different accounting periods compared with UK GAAP.

**(e) Capitalisation of interest**

Under UK GAAP, the capitalisation of interest is not required and the group expenses interest charges to the profit and loss account in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of qualifying assets during the time required to prepare them for their intended use are capitalised and amortised over the life of the respective assets.

**(f) Goodwill**

Under UK GAAP, goodwill arising on acquisitions after 1 April 1998 is accounted for in accordance with FRS 10 'Goodwill and intangible assets', and capitalised and amortised. Prior to that date, goodwill arising on acquisitions was, and remains, written off against shareholders' equity in the year of the acquisition. On disposal or closure of all or part of a previously acquired business, any goodwill previously written off to reserves is included in calculating the profit or loss on disposal. Where capitalised goodwill is regarded as having a limited useful economic life, FRS 10 requires the cost to be amortised on a straight-line basis over that life, which generally does not exceed 20 years.

Goodwill previously written off to reserves in the years ended 31 March 2005, 2004 and 2003, of £nil, £nil and £0.9 million respectively, was released from reserves in relation to disposals under UK GAAP.

Under US GAAP, prior to 1 April 2002, all goodwill was recognised in the balance sheet and amortised to the profit and loss account over its estimated useful life not exceeding 40 years. With effect from 1 April 2002, the group adopted Statement of Financial Accounting Standards (SFAS) 142 'Goodwill and other intangible assets'. Under SFAS 142, the group is no longer required to amortise goodwill, including that related to investments in joint ventures and other intangible assets with indefinite lives, but will be required to subject these assets to periodic testing for impairment.

SFAS 142 establishes a method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit to a value below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit, which is defined as an operating segment or one level below an operating segment. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any, by determining the implied fair value of goodwill. The evaluation of impairment of existing goodwill in April 2004 indicated no impairment under US GAAP at that time. The group, in accordance with the provisions of SFAS 142, conducts impairment testing in April of each year or more frequently if there is an indication of impairment. Any impairments will be charged to the profit and loss account.

Under UK GAAP, in the year ended 31 March 2005, the profit on sale or termination of operations reflects the write off of goodwill net of accumulated amortisation. Under US GAAP, the profit on sale or termination of operations reflects the write off of goodwill net of accumulated amortisation, charged prior to the adoption of SFAS 142. Therefore the profit on sale or termination of operations is £1.4 million lower under US GAAP.

Under US GAAP the gross goodwill adjustment as at 31 March 2005 was £1,042.8 million (£1,041.2 million as at 31 March 2004). The accumulated amortisation adjustment under US GAAP as at 31 March 2005 was £140.4 million (£155.2 million as at 31 March 2004).

Goodwill amortisation including that related to investments in joint ventures under UK GAAP in the years ended 31 March 2005, 2004 and 2003 was £16.2 million, £8.8 million and £7.5 million respectively. Under US GAAP, goodwill amortisation was £nil in the years ended 31 March 2005, 2004 and 2003.

**(g) Impairment of long-lived assets**

Under UK GAAP, long-lived assets are assessed for impairment under FRS 11 'Impairment of fixed assets and goodwill', whenever events or circumstances indicate that an asset may be impaired. Any impairment is determined by comparing the carrying value of the asset with its recoverable amount, which is determined by reference to the estimated discounted cash flows to be generated from its use. The recoverable amount should be estimated, for an individual asset where reasonably practicable, otherwise at the level of an income generating unit. Dividing the total income of an entity into as many largely independent income streams as is reasonably practicable identifies income generating units. Generally, income generating units are smaller and at lower levels within the management structure than reporting units under SFAS 142. If the events or circumstances that triggered the impairment no longer exist, the impairment may be reversed in subsequent periods.

Under US GAAP, long-lived assets, other than goodwill and intangible assets with an indefinite life, are assessed for impairment under SFAS 144 'Accounting for the impairment or disposal of long-lived assets'. Goodwill and intangible assets with an indefinite life are assessed for impairment under SFAS 142 as discussed in note (f) above. Under SFAS 144, assets are assessed for impairment whenever events or circumstances indicate that an asset may not be recoverable by comparing the carrying value of the asset with the estimated undiscounted cash flows to be generated by the asset. If this test indicates a deficit, any impairment is calculated by comparing the carrying value of the asset with its fair value, which is usually determined by reference to estimated discounted cash flows. Under US GAAP, the restoration of a previously recognised impairment loss is not permitted.

In accordance with FRS 11, the group performed an impairment review on certain long-lived assets within its infrastructure management business in the year ended 31 March 2005. This resulted in an adjustment to value of tangible assets of £1.6 million. Under US GAAP, there was no indication of impairment of the tangible assets on an undiscounted cash flow basis in accordance with SFAS 144. Under UK GAAP, a previously recognised impairment of £0.7 million was reversed in the year ended 31 March 2005. Under US GAAP, this impairment may not be reversed.

The group also performed an impairment review within its telecommunications business in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, definite-lived intangible assets of £8.6 million, and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of telecommunications goodwill under SFAS 142 was required, as stated in note (f) above due to the difference in asset groupings under UK GAAP (income generating units) and US GAAP (reporting units).

The tangible and definite-lived intangible assets continue to be depreciated under US GAAP resulting in a charge to the profit and loss account of £3.2 million and £3.3 million in the years ending 31 March 2005 and 2004 respectively. There was no impairment of goodwill in 2005 or 2004 under UK or US GAAP.

**(h) Derivatives and hedging activities**
Under UK GAAP, the group does not recognise derivatives at fair value on the balance sheet nor are mark-to-market amounts recorded in net income. Interest differentials on derivative instruments are charged to the profit and loss account as interest costs in the period in which they are realised. Changes in the market value of futures trading contracts are reflected in the profit and loss account in the period in which the change occurs. Monetary assets and liabilities denominated in foreign currencies that are hedged by a foreign currency derivative are translated using the contract rate in the hedging derivative.

Under US GAAP, the group adopted SFAS 133 'Accounting for derivative instruments and hedging activities' ('SFAS 133') on 1 April 2002. SFAS 133 requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognised periodically either in earnings or shareholders' equity (as a component of other comprehensive income), depending on whether the derivative is designated as a hedge of changes in fair value or cash flows. For derivatives designated as fair value hedges, changes in fair value of the hedged item and the derivative are recognised currently in earnings. For derivatives designated as cash flow hedges, fair value changes of the effective portion of the hedging instrument are recognised in accumulated other comprehensive income on the balance sheet until the hedged item is recognised in earnings. The ineffective portion of the fair value changes are recognised in earnings immediately. Changes in the fair value of the underlying debt instruments are not recognised in net income or shareholders' equity.

In accordance with the transition provisions of SFAS 133, the group recorded, at 1 April 2001, a net-of-tax cumulative-effect reduction of £88.1 million in accumulated other comprehensive income within shareholders' equity to recognise at fair value all derivatives that were previously designated as cash flow type hedging instruments. Of the transition adjustment of £88.1 million in accumulated comprehensive income, £79.2 million has been re-classified into earnings at 31 March 2005 (£67.1 million at 31 March 2004).

Additionally, a fair value adjustment recognised in accordance with the transition provisions of SFAS 133 increased debt by £163.0 million, which was offset by a corresponding amount to record derivatives previously designated as fair value type hedging instruments. The fair value adjustment to debt is being amortised over the period of the debt in accordance with the transitional rules.

The group currently does not designate any of its derivative instruments as hedges under SFAS 133. As a result, all derivative contracts have been recorded in the balance sheet at market value at the year end (with changes in fair value recorded in earnings) and all monetary assets and liabilities have been re-translated at spot rates. The group's earnings under US GAAP will be more volatile because of the effect of derivative instruments.

At 31 March 2005 and 2004, the balance sheet includes current derivative assets of £152.4 million and £192.0 million, current derivative liabilities of £17.7 million and £23.2 million, and non-current derivative liabilities of £192.4 million and £180.8 million respectively.

Under UK GAAP, the group defers gains and losses on interest rate swaps that have been terminated over the period of the underlying debt that was originally hedged. Under US GAAP, all interest rate swaps are marked-to-market through earnings. Therefore the settlement of an interest rate swap has no further impact on reported earnings.

**(i) Currency translation adjustments**
Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognised gains and losses to offset the foreign exchange exposure on foreign investments.

Under US GAAP, this offset is not available since the group elected not to designate any instruments as hedges in the year ended 31 March 2002. In the years ended 31 March 2005, 2004 and 2003, there was no currency translation adjustment resulting from the investment in IEBA since the investment had been reduced to zero.

**(j) Share compensation costs**
Under UK GAAP, the group's UK ShareSave scheme is exempt from the requirement to recognise any compensation expense and is therefore accounted for as a non-compensatory plan. Compensation expense is recorded in respect of the executive share option schemes for the difference, if any, between the exercise price and the share price at the date of grant. Compensation expense is recorded for the performance share plan on a straight-line basis over the period in which performance is measured.

Under US GAAP, the group accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 ('APB 25') 'Accounting for stock issued to employees'. Under APB 25, options granted under the UK ShareSave scheme are treated as compensatory. Also, under APB 25, the executive share option scheme and the performance share plan have been treated as variable plans due to performance conditions attached to the plans. Accordingly, compensation expense has been recognised under US GAAP for the ShareSave scheme, the executive share option scheme and the performance share plan. For all options that include performance-related criteria the cost is calculated as the difference between the option price and the market price at the end of the reporting period. In respect of the ShareSave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

Estimated compensation expense under UK GAAP for the performance share plan is recorded as a liability. Under US GAAP, compensation expense is recorded as a credit to shareholders' equity.

**(k) Revenue and related profit recognition**
Under UK GAAP, non-refundable set up fees received from clients as a contribution to transition costs incurred at the commencement of a contract are offset against transition costs incurred, with any excess recognised as revenues over the period of the contract in line with forecast activity levels. Under US GAAP, non-refundable set up fees received at the commencement of a contract are deferred and recognised on a straight-line basis over the longer of the expected client relationship or contractual term.

Under UK GAAP, fixed fee elements within contractually defined revenues are recognised in the period in which services are billed in accordance with the pricing terms. Under US GAAP, the fixed fee elements are recognised on a straight-line basis over the period of the contract, unless evidence suggests that the revenue is earned or that obligations are fulfilled in a different pattern.

The reduction in revenue under US GAAP is £4.5 million in the year ended 31 March 2005 (£8.6 million and £40.9 million in the years ended 31 March 2004 and 2003 respectively).

Under UK GAAP, a provision is required to be recognised for a contract where the unavoidable costs of meeting the obligations under the contract exceed the benefits expected to be received. The provision is measured at the value of the net obligations and is recorded within operating expenses. Under US GAAP, such a provision may not be necessary due to the different revenue recognition policies.

**(l) Business combinations**
For business combinations, the purchase method of accounting is used for UK GAAP whereby the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the difference treated as goodwill. The group accounts for these business combinations on a consistent basis under US GAAP with the following exceptions:

Under UK GAAP, the group recognises intangible assets separately in a business combination only when they can be disposed of separately without disposing of the business of the entity and their value can be measured reliably on initial measurement. Under US GAAP, the group recognises acquired intangible assets apart from goodwill if (i) they arise from contracted or other legal rights even if the assets are not transferable or separable from the acquired entity or from other rights and obligations; or (ii) they are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. In connection with the business combination occurring in the year ended 31 March 2005, the assets acquired and liabilities assumed have been recorded based on the preliminary estimate of fair value on acquisition. Any change in the preliminary allocation will be reflected as an adjustment to goodwill. In connection with business combinations occurring in the year ended 31 March 2004, the group recognised intangible assets of £32.8 million under US GAAP, comprising customer relationships and customer lists which are amortised over their estimated useful lives. As at 31 March 2005, the net book value of intangible assets under US GAAP was £23.8 million, net of £9.0 million of accumulated amortisation (2004: £32.2 million, net of £0.6 million accumulated amortisation).

Under UK GAAP, the fair value of the consideration payable includes an estimate of amounts that are deferred or that are contingent upon the future revenues of the acquired entity. Under US GAAP, the contractual terms relating to the determination and payment of deferred and contingent consideration may cause elements of the total expected consideration to be treated as compensation cost for post acquisition services. This element is accrued over the relevant service period. In connection with business combinations occurring in the year ended 31 March 2004, the group recognised £4.3 million of contingent consideration as part of the purchase price of the acquired companies under UK GAAP. This was reduced to £2.7 million in the year ended 31 March 2005, reflecting the revision made to goodwill following reassessment of the likelihood of contingent consideration targets being achieved. Under US GAAP, this contingent consideration will be recognised as compensation expense in future periods. In the year ended 31 March 2005, £0.6 million (2004: £nil) was recognised as compensation expense under US GAAP.

**(m) Deferred taxes**
Under UK GAAP, the group provides for deferred tax on a discounted basis in respect of timing differences that have originated but not reversed at the balance sheet date, where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of available evidence, it is regarded as more likely than not that there will be suitable taxable profits against which to recover carried forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Under US GAAP, deferred taxation is provided for all temporary differences (differences between the carrying value of assets and liabilities and their corresponding tax bases) on a full liability basis. Certain items that are treated as permanent differences under UK GAAP are treated as temporary differences under US GAAP. Deferred tax assets are also recognised (net of a valuation allowance) to the extent that it is more likely than not that the benefit will be realised. Under US GAAP, discounting of deferred taxes is not permitted.

**(n) Dividends**
Under UK GAAP, the proposed dividends on ordinary and A shares, as recommended by the directors, are deducted from shareholders' equity and shown as a liability in the balance sheet at the end of the period to which they relate. Under US GAAP, such dividends are only deducted from shareholders' equity at the date of formal declaration of the dividend by the board of directors. Consequently dividends under US GAAP for the year ended 31 March 2005 are £318.0 million (2004: £281.2 million, 2003: £262.4 million).

**(o) Earnings per share (EPS)**
Under UK GAAP, basic EPS is based on the weighted average number of ordinary shares in issue during the year. EPS is the profit in pence attributable to each equity ordinary share, based on the profit for the financial year attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year and ranking for dividend in respect of the period. This method is also used for basic EPS under US GAAP. Under UK GAAP, FRS 14 expressly permits the disclosure of an additional earnings per share measure provided that the unadjusted earnings per share is given at least equal prominence and it is calculated on a consistent basis over time.

The weighted average number of shares has been restated for periods prior to the rights issue, using an adjustment factor of 0.9176, based on the consideration received from the first stage of the rights issue. Further details are provided in note 10 of the consolidated financial statements. The same restatements are required under UK and US GAAP.

Under UK and US GAAP, diluted EPS must be disclosed. This is based on net income and computed using the weighted average number of shares in issue during the year and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to calculate diluted EPS for US GAAP purposes.

Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

| | 2005 million | 2004 million | 2003 million |
|---|---|---|---|
| Weighted average number of ordinary shares under US GAAP – basic EPS | **712.5** | 662.8 | 606.0 |
| Common stock equivalents – dilutive share options | **5.4** | 3.9 | 2.3 |
| Number of A shares to be issued in 2005 (ordinary share equivalent) | **154.6** | 82.8 | |
| Number of A shares that would have been issued at fair value (ordinary share equivalent) | **(83.3)** | (53.6) | |
| Weighted average number of ordinary shares under US GAAP – diluted EPS | **789.2** | 695.9 | 608.3 |

**(p) New US accounting standards and pronouncements not yet effective**
Financial Accounting Standards Board (FASB) Statement No. 151 ('SFAS 151') 'Inventory costs', issued in November 2004, provides guidance for accounting for abnormal amounts of idle facility expense, freight handling costs and spoilage and allocation of fixed production overhead. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 151 is not expected to have a material impact on the group's financial position, results of operations or cash flows.

FASB Statement No. 152 ('SFAS 152') 'Accounting for real estate time-sharing transactions', issued in December 2004, amends existing standards SFAS 66 'Accounting for sales of real estate', and SFAS 67 'Accounting for costs and initial rental operations of real estate projects', to make them consistent with AICPA Statement of Position 04-2 'Accounting for real estate time sharing transactions'. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 152 is not expected to have a material impact on the group's financial position, results of operations or cash flows.

FASB Statement No. 153 ('SFAS 153') 'Exchange of nonmonetary assets', issued in December 2004, is part of the IFRS convergence project. SFAS 153 edits the list of exceptions to entities required to prepare accounts on a non-going concern basis. This accounting standard is applicable for accounting periods beginning after 15 June 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 153 is not expected to have a material impact on the group's financial position, results of operations or cash flows.

FASB Statement No. 123 Revised ('SFAS 123R') 'Share based payment', issued in December 2004, requires compensation costs related to share-based payment transactions to be recognised in the financial statements. Previously, a choice existed under US GAAP to account for these transactions either under APB 25 'Accounting for stock issued to employees', or SFAS 123 'Share based payment'. This accounting standard is applicable for accounting periods beginning after 15 December 2005 and will be adopted by the group from 1 April 2006. The group has not determined the effect, if any, of SFAS 123R on the group's financial position, results of operations or cash flows.

FASB Interpretation No. 47 ('FIN 47') 'Accounting for conditional aasset retirement obligations', issued in March 2005, clarifies the term 'conditional asset retirement obligation' as used in FASB Statement No. 143 ('SFAS 143') 'Accounting for asset retirement obligations', and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation will be effective as of 1 April 2005. The group has not determined the effect, if any, of FIN 47 on the group's financial position, results of operations or cash flows.

**(q) Classification differences between UK and US GAAP**

In addition to the differences between UK and US GAAP related to the recognition and measurement of transactions by the group, there are also a number of differences in the manner in which items are classified in the consolidated profit and loss account and consolidated balance sheet. These classification differences have no impact on net income or shareholders' equity.

***Provisions for liabilities and charges***

Provisions for liabilities and charges under UK GAAP include £17.3 million (2004: £8.3 million) that is due within one year and which would be reclassified to current liabilities under US GAAP.

***Grants***

Under UK GAAP, grants (other than capital contributions towards infrastructure assets) are disclosed within deferred grants and contributions as creditors in the balance sheet. Under US GAAP, these amounts are classified differently and would be set against the assets to which they relate. Consequently £302.0 million (2004: £298.1 million) would be classified within tangible fixed assets under US GAAP, rather than as a long-term liability under UK GAAP.

***Exceptional items***

Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which individually, or if of a similar type in aggregate, are required or expressly permitted to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view. Exceptional items under UK GAAP in the year ended 31 March 2005, amount to a net charge of £21.1 million and comprise £29.7 million business restructuring charges offset by £4.1 million profit on disposal of fixed assets and £4.5 million profit on sale or termination of operations. Exceptional items are discussed further on page 17. In the years ended 31 March 2005, 2004 and 2003, the profit on sale or termination of operations was disclosed as an exceptional item, after operating profit. In the years ended 31 March 2005 and 2004, the profit/loss on disposal of fixed assets was disclosed as an exceptional item, after operating profit.

Under US GAAP, all exceptional items would have been reflected within operating profit.

***Equity method investments***

Under UK GAAP, the share of joint ventures' operating results excludes share of joint ventures' interest and share of joint ventures' tax. These amounts are included within 'Interest payable and similar charges' and 'Taxation charge' respectively. Under US GAAP, all of these amounts are included within 'Equity in earnings/(losses) of affiliates'.

Under UK GAAP, investments in joint ventures are classified under the heading investments within fixed assets. Under US GAAP, investments in joint ventures are classified as investments in equity affiliates.

**(r) Cash flows**

Under UK GAAP, the group complies with FRS 1 (Revised) 'Cash flow statements', the objective and principles of which are similar to those set out in SFAS 95 'Statement of cash flows'. The principal difference between the two standards is in respect of classification. Under FRS 1 (Revised), the group presents its cash flows for (a) operating activities; (b) returns on investments and servicing of finance; (c) taxation; (d) capital expenditure and financial investment; (e) acquisitions and disposals; (f) equity dividends paid; (g) management of liquid resources; and (h) financing activities. SFAS 95 is less prescriptive and recognises only three categories of cash flow activity (a) operating; (b) investing; and (c) financing.

Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 (Revised) would be included as operating activities under SFAS 95; dividend payments would be included as a financing activity under SFAS 95 and cash flows from capital expenditure, long-term investments, acquisitions and disposals would be included as investing activities under SFAS 95. In addition, under FRS 1 (Revised), cash represents cash at bank and in hand, less bank overdrafts; cash equivalents (i.e. liquid resources) are not included with cash. Movements of liquid resources are included under a separate heading. Under US GAAP, cash is not offset by bank overdrafts repayable within 24 hours from the date of the advance. Such overdrafts are classified within financing activities under US GAAP. Set out below is a summary consolidated statement of cash flows under US GAAP:

| For the year ended 31 March | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Net cash provided by operating activities | **465.8** | 770.3 | 635.4 |
| Net cash used in investing activities | **(866.8)** | (1,064.0) | (694.9) |
| Net cash provided by financing activities | **407.2** | 297.3 | 78.9 |
| Effect of exchange rate changes on cash | **0.7** | – | 0.2 |
| Net increase in cash | **6.9** | 3.6 | 19.6 |
| Cash at beginning of year | **42.1** | 38.5 | 18.9 |
| Cash at end of year | **49.0** | 42.1 | 38.5 |

Non-cash items of £(4.9) million, £6.3 million and £4.9 million arose in the years ended 31 March 2005, 2004 and 2003 respectively, in relation to financing activities.

**(s) Provision for doubtful debts**

| For the year ended 31 March 2005 | Balance at beginning of period £m | Additions note(a) £m | Utilisations note(b) £m | Balance at end of period £m |
|---|---|---|---|---|
| Provision for doubtful debts | 107.8 | 40.8 | (21.4) | 127.2 |
| **For the year ended 31 March 2004** | | | | |
| Provision for doubtful debts | 93.9 | 52.8 | (38.9) | 107.8 |
| **For the year ended 31 March 2003** | | | | |
| Provision for doubtful debts | 70.6 | 52.1 | (28.8) | 93.9 |

**Notes:**

(a) Amounts charged to costs and expenses.

(b) Bad debt write offs and charges to allowances, net of other adjustments, re-classifications and exchange rate changes.

**(t) Presentation of financial information**

In accordance with UK GAAP, the group uses a three-column format for its consolidated profit and loss account that separates exceptional items that meet the definition of exceptional items under FRS 3 'Reporting financial performance', and amortisation of goodwill from other costs. This presentation is permitted under UK GAAP and provides certain additional information in order to provide readers with an increased insight into the underlying performance of the business, in line with management's own view. The presentation of such subtotals is not permitted on the face of the financial statements under US GAAP. An explanation of these presentations is given below.

**Total operating profit before goodwill amortisation and exceptional items and profit before tax before goodwill amortisation and exceptional items**

Total operating profit before goodwill amortisation and exceptional items is directly derived from the consolidated profit and loss account of the consolidated financial statements. Management believes this financial measure provides useful information to investors as it represents the total of the operating profits/losses for each segment, which is the measure that management uses to evaluate segmental trading performance.

It therefore aligns the performance measure reported to investors with that used by management to monitor performance and allocate resources within the business. Management uses total segmental operating profits/losses to evaluate the trading performance of each segment, because management believes that the exclusion of goodwill amortisation (a non-cash item) and exceptional items (which, by virtue of their size or incidence, have been disclosed separately and may vary significantly each year) provides a more accurate comparison of annual segmental results, which in turn allows a better understanding of actual segmental trading performance.

In assessing the financial position and results of operations, management believes that providing additional measures under UK GAAP, which remove the positive and/or negative impact of exceptional items and the non-cash impact of goodwill amortisation, gives a clearer understanding of the group's core trading activities, is of relevance in assessing the future direction of the group, and clarifies the trends in trading performance. The inclusions of total operating profit and total operating profit before goodwill amortisation and exceptional items and profit before tax and profit before tax before goodwill amortisation and exceptional items allows a complete analysis of the core trading performance as well as the impact of these exceptional and non-cash items.

Under UK GAAP, exceptional items are material items that derive from events or transactions that fall within the ordinary activities of a reporting entity and which, individually, or if of a similar type in aggregate, are required or expressly permitted to be disclosed by virtue of their size or incidence if the financial statements are to give a true and fair view.

Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 'Reporting financial performance', are as follows:

| For the year ended 31 March | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Operating exceptional items: | | | |
| Business restructuring | **(29.7)** | (4.6) | (3.8) |
| FRS 11 adjustment to carrying value of telecoms assets | – | – | (25.5) |
| Non-operating exceptional items: | | | |
| Profit on sale or termination of operations | **4.5** | 4.3 | 34.0 |
| Profit/(loss) on disposal of fixed assets | **4.1** | (2.4) | – |
| | **(21.1)** | (2.7) | 4.7 |

Business restructuring costs in 2005 of £29.7 million mainly relate to the restructuring programmes in licensed multi-utility operations in preparation for meeting its 2005-10 efficiency challenges, in infrastructure management relating to the restructuring of the business units into market-facing business streams, focusing on their specific risks, and in business process outsourcing, a restructuring to form a divisionalised structure which better reflects the markets in which the business operates. Business restructuring costs in 2004 of £4.6 million related to costs arising from the integration of the Eurocall business acquired by Your Communications. In 2003, severance costs of £3.8 million related to telecommunications. Business restructuring costs are considered to be exceptional items under UK GAAP as they are significant programmes for the businesses concerned. FRS 3 therefore expressly permits disclosure of these costs as exceptional items within the income or expense heading to which they relate.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an adjustment to value of £25.5 million, which was considered to be an exceptional item by virtue of its size and nature. FRS 3 therefore expressly permits disclosure of this adjustment as an exceptional item within the income or expense heading to which it relates.

The profit on sale or termination of operations relates to the group's withdrawal from various infrastructure management businesses. In the year ended 31 March 2003, the group concluded it no longer had a participating interest in IEBA, the Argentine utility for which United Utilities had been technical operator, and in which the group had a minority interest. It therefore ceased to account for the investment as a joint venture. The accounting provision that existed at 31 March 2002 in respect of the investment in Argentina was taken to the profit and loss account in 2003 which, along with the disposal of US Water and costs associated with withdrawing from infrastructure management in the Americas, gave rise to an exceptional credit of £34.0 million. In 2004 and 2005, further credits were recognised relating to the withdrawal from infrastructure management in the Americas. In 2005, the group disposed of its Green Energy business and reduced its shareholding in Manila Water Company through an initial public offering. FRS 3 requires that profits or losses on the sale or termination of an operation be shown separately on the face of the profit and loss account after operating profit and before interest.

The profit and loss on disposal of fixed assets in the years ended 31 March 2005 and 2004 respectively, relate to the disposal of fixed asset investments. FRS 3 requires that profits or losses on the disposal of fixed assets be shown separately on the face of the profit and loss account after operating profit and before interest.

Although management uses these financial measures and the segmental analysis as shown in note 2 of the consolidated financial statements to analyse trading performance, total operating profit and profit before tax should also be considered. Due to the presentation of these additional measures the condensed income statement in accordance with Article 10 of Regulation S-X based on UK GAAP amounts is presented below.

| For the year ended 31 March | 2005 £m | 2004 £m | 2003 £m |
|---|---|---|---|
| Net sales and gross revenues | **2,253.9** | 2,060.0 | 1,878.8 |
| Costs and expenses applicable to sales and revenues | **(931.9)** | (834.1) | (733.7) |
| Depreciation and amortisation | **(381.4)** | (376.1) | (356.9) |
| Other operating costs | **(136.2)** | (107.4) | (87.5) |
| Selling, general and administrative expenses | **(147.8)** | (130.8) | (119.5) |
| Provision for doubtful accounts and notes | **(40.8)** | (52.8) | (52.1) |
| Operating income | **615.8** | 558.8 | 529.1 |
| Non-operating income | **16.0** | 13.2 | 14.9 |
| Interest and amortisation of debt discount and expense | **(270.9)** | (237.6) | (220.1) |
| Income before income tax expense, minority interests and equity investees | **360.9** | 334.4 | 323.9 |
| Income tax expense | **(37.7)** | 27.5 | (45.7) |
| Minority interests in income of consolidated entities | **(1.8)** | (1.6) | (2.3) |
| Equity in earnings of unconsolidated entities and 50 per cent or less owned persons | **11.7** | 0.7 | 1.9 |
| Net income | **333.1** | 361.0 | 277.8 |
| Basic earnings per share | **46.8p** | 54.5p | 45.8p |
| Diluted earnings per share | **42.2p** | 52.1p | 45.7p |

**Net debt**

Net debt is a UK GAAP measure that is required to be disclosed in accordance with FRS 1 'Cash flow statements (revised 1996)'. Net debt is defined as borrowings (comprising debt, together with derivatives and obligations under finance leases) less cash and liquid resources. Management uses net debt, which is reconciled to gross debt in note 23 of the consolidated financial statements, to assess the group's liquidity position by reference to the group's committed level of funding. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

**38 RESTATEMENTS TO EARNINGS PER SHARE**

As described in note 10 of the consolidated financial statements and note 37(o), earnings per share has been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue, as required by FRS 14 under UK GAAP. The same adjustments are required under US GAAP.

# Selected consolidated financial data

The selected financial data set out below were extracted or derived from the consolidated financial statements. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, such consolidated financial statements and their accompanying notes. The selected financial data for the years ended 31 March 2005, 2004, 2003, 2002 and 2001 and as of 31 March 2005, 2004, 2003, 2002 and 2001 as well as other information included elsewhere in this document are extracted from the group's 2005 and historical consolidated financial statements and related notes.

United Utilities prepares its consolidated financial statements in accordance with UK GAAP, which differs in certain respects from US GAAP. Included in note 37 to the consolidated financial statements are reconciliations of profit after taxation (or net income) and equity shareholders' funds (or shareholders' equity) and the company's financial position under UK GAAP and those under US GAAP.

During the year ended 31 March 2004, the group announced a five-for-nine rights issue to raise a total of £1 billion, structured so that the proceeds are received in two stages. On 26 August 2003, the rights issue was approved by shareholders at an extraordinary general meeting of United Utilities PLC, and authority was given for the issuance of up to 638,000,000 A shares of 50 pence each. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14 'Earnings per share'. The same adjustments are required under US GAAP.

The discontinued operations within the selected financial data relate to the sale of the energy supply business in August 2000.

**Amounts in accordance with UK GAAP**

| Financial year ended 31 March | 2005(1) $ | 2005 £ | 2004 £ | 2003 £ | 2002 £ | 2001 £ |
|---|---|---|---|---|---|---|
| | | | (in millions, except for information given per share and per ADS) | | | |
| **Consolidated income statement data:** | | | | | | |
| Group turnover from continuing operations | **4,259.8** | **2,253.9** | 2,060.0 | 1,878.8 | 1,786.2 | 1,490.9 |
| Group turnover from discontinued operations(2) | **–** | **–** | – | – | – | 201.5 |
| Total group turnover | **4,259.8** | **2,253.9** | 2,060.0 | 1,878.8 | 1,786.2 | 1,692.4 |
| Net operating costs (before exceptional items) | **(3,025.9)** | **(1,601.0)** | (1,485.3) | (1,339.5) | (1,252.7) | (1,177.7) |
| Operating exceptional items(3) | **(56.1)** | **(29.7)** | (4.6) | (29.3) | (11.9) | (16.6) |
| Group operating profit | **1,177.8** | **623.2** | 570.1 | 510.0 | 521.6 | 498.1 |
| Share of operating profit of joint ventures | **42.9** | **22.7** | 13.6 | 14.9 | 11.8 | 8.7 |
| Non-operating exceptional items(3) | **16.3** | **8.6** | 1.9 | 34.0 | – | 191.2 |
| Net interest payable and similar charges | **(536.9)** | **(284.1)** | (248.1) | (231.4) | (230.6) | (220.3) |
| Profit before tax | **700.1** | **370.4** | 337.5 | 327.5 | 302.8 | 477.7 |
| Tax (charge)/credit on profit on ordinary activities | **(82.4)** | **(43.6)** | 24.3 | (56.8) | (39.4) | (67.4) |
| Exceptional tax credit/(charge) | **15.3** | **8.1** | 0.8 | 9.4 | – | (69.0) |
| Profit after tax | **633.0** | **334.9** | 362.6 | 280.1 | 263.4 | 341.3 |
| Minority interest | **(3.4)** | **(1.8)** | (1.6) | (2.3) | (1.6) | – |
| Profit after tax and minority interests | **629.6** | **333.1** | 361.0 | 277.8 | 261.8 | 341.3 |
| Dividends | **(613.7)** | **(324.7)** | (315.3) | (264.8) | (260.9) | (254.9) |
| Retained profit for the financial year | **15.9** | **8.4** | 45.7 | 13.0 | 0.9 | 86.4 |
| Basic earnings per share(5) | **$0.88** | **46.8p** | 54.5p | 45.8p | 43.4p | 56.8p |
| Diluted earnings per share(5) | **$0.80** | **42.2p** | 52.1p | 45.7p | 43.3p | 56.5p |
| Dividend per ordinary share | **$0.86** | **45.42p** | 44.31p | 47.6p | 47.0p | 46.1p |
| Dividend per ADS(6) | **$1.72** | **90.84p** | 88.62p | 95.2p | 94.0p | 92.2p |
| Dividend per A share(7) | **$0.43** | **22.71p** | 22.155p | N/A | N/A | N/A |
| Re-presented dividend per ordinary share (post rights issue)(8) | **$0.86** | **45.42p** | 44.31p | 43.18p | 42.64p | 41.82p |
| Average number of ordinary shares in issue – basic (million)(5) | | **712.5** | 662.8 | 606.0 | 603.2 | 600.6 |
| Average number of ordinary shares in issue – diluted (million)(5) | | **789.2** | 693.5 | 607.7 | 605.1 | 603.4 |

# Selected consolidated financial data continued

| As at 31 March | 2005[1] $m | 2005 £m | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|---|---|
| **Consolidated balance sheet data:** | | | | | | |
| Fixed assets | **15,936.5** | **8,432.0** | 7,958.5 | 7,216.1 | 6,833.7 | 6,586.0 |
| Current assets | **3,168.2** | **1,676.3** | 1,560.9 | 1,174.9 | 831.8 | 899.7 |
| Total assets | **19,104.7** | **10,108.3** | 9,519.4 | 8,391.0 | 7,665.5 | 7,485.7 |
| Current liabilities | **(3,352.7)** | **(1,773.9)** | (1,383.1) | (1,433.5) | (1,358.6) | (1,553.6) |
| Long-term obligations | **(9,857.7)** | **(5,215.7)** | (5,033.4) | (4,406.2) | (3,772.5) | (3,335.5) |
| Net assets | **5,894.3** | **3,118.7** | 3,102.9 | 2,551.3 | 2,534.4 | 2,596.6 |
| Share capital and share premium | **3,316.8** | **1,754.9** | 1,734.9 | 1,230.8 | 1,227.5 | 1,209.5 |
| Reserves and retained profits | **2,575.1** | **1,362.5** | 1,348.4 | 1,302.8 | 1,291.7 | 1,373.5 |
| Equity shareholders' funds | **5,891.9** | **3,117.4** | 3,083.3 | 2,533.6 | 2,519.2 | 2,583.0 |
| Minority interest | **2.4** | **1.3** | 19.6 | 17.7 | 15.2 | 13.6 |
| Capital employed | **5,894.3** | **3,118.7** | 3,102.9 | 2,551.3 | 2,534.4 | 2,596.6 |

| Financial year | 2005[1] | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| **Other financial data:** | | | | | | |
| Adjusted basic earnings per share[14](#) | **$1.16** | **61.4p** | 54.2p | 55.5p | 47.6p | 43.6p |
| Adjusted average number of ordinary shares in issue – basic (million)[14](#) | | **712.5** | 680.1 | 643.2 | 640.2 | 637.4 |
| Ratio of earnings to fixed charges[10] | | **2.1x** | 2.2x | 2.3x | 2.3x | 2.3x |
| Net leverage[11] | | **57%** | 53% | 57% | 55% | 52% |

**Amounts in accordance with US GAAP**

| Financial year ended 31 March | 2005[1] $ | 2005 £ | 2004 £ | 2003 £ | 2002 £ | 2001 £ |
|---|---|---|---|---|---|---|
| | | | | (in millions, except for information given per share and per ADS) | | |
| **Consolidated income statement data:** | | | | | | |
| Group turnover[12] | **4,251.4** | **2,249.4** | 2,051.4 | 1,837.9 | 1,786.2 | 1,692.4 |
| Net operating costs | **(3,117.4)** | **(1,649.4)** | (1,525.7) | (1,339.8) | (1,323.1) | (1,249.1) |
| Operating profit from continuing operations before interest and tax[4] | **1,134.0** | **600.0** | 525.7 | 498.1 | 463.1 | 422.5 |
| Operating profit from discontinued operations before interest and tax[2] | **–** | **–** | – | – | – | 20.8 |
| Profit on disposal of business | **–** | **–** | – | – | – | 167.0 |
| Net interest payable[13] | **(468.7)** | **(248.0)** | (120.4) | 5.3 | (293.4) | (164.7) |
| Profit before tax from continuing operations[13] | **665.3** | **352.0** | 405.3 | 503.4 | 169.7 | 261.8 |
| Profit before tax from discontinued operations[2] | **–** | **–** | – | – | – | 183.8 |
| Tax charge on profit on ordinary activities[13] | **(174.5)** | **(92.3)** | (109.9) | (107.2) | (76.1) | (247.8) |
| Profit after tax from continuing operations[13] | **490.8** | **259.7** | 295.4 | 396.2 | 93.6 | 72.6 |
| Profit after tax from discontinued operations[2] | **–** | **–** | – | – | – | 125.2 |
| Minority interest | **(3.4)** | **(1.8)** | (1.6) | (2.3) | (1.6) | – |
| Profit after tax and minority interests from continuing operations[13] | **487.4** | **257.9** | 293.8 | 393.9 | 92.0 | 72.6 |
| Profit after tax and minority interests from discontinued operations[2] | **–** | **–** | – | – | – | 125.2 |
| Profit after tax and minority interests[13] | **487.4** | **257.9** | 293.8 | 393.9 | 92.0 | 197.8 |
| Basic earnings per share from continuing operations[5][9] | **$0.68** | **36.2p** | 44.3p | 65.0p | 15.3p | 12.1p |
| Basic earnings per share from discontinued operations[5][9] | **–** | **–** | – | – | – | 20.8p |
| Basic earnings per share | **$0.68** | **36.2p** | 44.3p | 65.0p | 15.3p | 32.9p |
| Diluted earnings per share from continuing operations[5] | **$0.62** | **32.7p** | 42.2p | 64.8p | 15.2p | 12.1p |
| Diluted earnings per share from discontinued operations[5] | **–** | **–** | – | – | – | 20.8p |
| Diluted earnings per share | **$0.62** | **32.7p** | 42.2p | 64.8p | 15.2p | 32.9p |
| Average number of ordinary shares in issue – diluted (million)[5] | | **789.2** | 695.9 | 608.3 | 605.1 | 601.9 |

(#) Disclosures related to adjusted earnings per share have been excluded from our Form 20-F filing with the US Securities and Exchange Commission.

| As at 31 March | 2005[1] $m | 2005 £m | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|---|---|
| **Consolidated balance sheet data:** | | | | | | |
| Fixed assets | **18,043.8** | **9,547.0** | 9,009.0 | 8,235.5 | 7,781.9 | 7,535.3 |
| Current assets | **3,035.7** | **1,606.2** | 1,655.9 | 1,495.7 | 1,032.8 | 910.0 |
| Total assets | **21,079.5** | **11,153.2** | 10,664.9 | 9,731.2 | 8,814.7 | 8,445.3 |
| Current liabilities[13] | **(2,842.3)** | **(1,503.9)** | (1,366.8) | (1,235.8) | (1,202.5) | (1,458.8) |
| Long-term obligations[13] | **(11,762.6)** | **(6,223.6)** | (5,930.4) | (5,702.9) | (4,735.1) | (3,895.0) |
| | **6,474.6** | **3,425.7** | 3,367.7 | 2,792.5 | 2,877.1 | 3,091.5 |
| Capital stock | **1,353.6** | **716.2** | 711.8 | 556.5 | 555.9 | 552.9 |
| Share premium account | **1,963.1** | **1,038.7** | 1,023.1 | 674.3 | 671.6 | 656.6 |
| Reserves and retained profits[13] | **3,155.4** | **1,669.5** | 1,613.2 | 1,554.0 | 1,634.4 | 1,867.5 |
| Shareholders' equity | **6,472.1** | **3,424.4** | 3,348.1 | 2,774.8 | 2,861.9 | 3,077.0 |
| Minority interest | **2.5** | **1.3** | 19.6 | 17.7 | 15.2 | 14.5 |
| | **6,474.6** | **3,425.7** | 3,367.7 | 2,792.5 | 2,877.1 | 3,091.5 |

| Financial year | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|
| **Other financial data:** | | | | | |
| Ratio of earnings to fixed charges[10] | **1.8x** | 2.2x | 2.8x | 1.6x | 2.1x |

(1) US dollar amounts have been translated from sterling at the rate of £1.00 = $1.89, the noon buying rate on 31 March 2005. These translations are not representations that pounds have been, could have been, or can in the future be converted into US dollars at this or any other rate of exchange and are solely for the convenience of the reader.

(2) Discontinued operations relate to the sale of the energy supply business in August 2000.

(3) Exceptional items, which are disclosed separately under UK GAAP in accordance with FRS 3 'Reporting financial performance', comprise:

| Financial year | 2005[1] $m | 2005 £m | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|---|---|
| **UK GAAP:** | | | | | | |
| Business restructuring | **(56.1)** | **(29.7)** | (4.6) | (3.8) | (11.9) | (16.6) |
| FRS 11 adjustment to carrying value of telecoms assets | **–** | **–** | – | (25.5) | – | – |
| Profit on sale or termination of operations | **8.5** | **4.5** | 4.3 | 34.0 | – | – |
| Profit on disposal of the energy supply business | **–** | **–** | – | – | – | 191.2 |
| Profit/(loss) on disposal of fixed assets | **7.7** | **4.1** | (2.4) | – | – | – |
| | **(39.9)** | **(21.1)** | (2.7) | 4.7 | (11.9) | 174.6 |

Further details of exceptional items under UK GAAP are given on page 17.

# Selected consolidated financial data continued

(4) Operating profit from continuing operations before interest and tax is stated after the items from continuing operations scheduled below. The following table sets out the US GAAP equivalent to UK GAAP exceptional items (i.e. the restructuring charges, the profit on disposal of the energy supply business, the profit on sale or termination of operations, adjustment to the value of telecommunications assets, and the profit or loss on disposal of fixed assets) from continuing and discontinued operations:

| Financial year | 2005(i) $m | 2005 £m | 2004 £m | 2003 £m | 2002 £m | 2001 £m |
|---|---|---|---|---|---|---|
| **US GAAP** | | | | | | |
| **Continuing operations:** | | | | | | |
| Business restructuring | **(60.1)** | **(31.8)** | (2.4) | (3.8) | (11.9) | (16.6) |
| Profit on sale or termination of operations | **5.9** | **3.1** | 4.3 | (4.3) | – | – |
| Currency translation adjustment | **–** | **–** | – | (6.8) | (41.3) | – |
| Profit/(loss) on disposal of fixed assets | **7.7** | **4.1** | (2.4) | – | – | – |
| | **(46.5)** | **(24.6)** | (0.5) | (14.9) | (53.2) | (16.6) |
| **Discontinued operations:** | | | | | | |
| Profit on disposal of the energy supply business | **–** | **–** | – | – | – | 167.0 |
| | **–** | **–** | – | – | – | 167.0 |

The amount for profit or loss on disposal of fixed assets is the same under UK and US GAAP, for the years ended 31 March 2005 and 2004, as are the profit on sale or termination of operations for the year ended 31 March 2004 and business restructuring for the years ended 31 March 2003, 2002 and 2001. For business restructuring the increase under US GAAP of £2.1 million in the year ended 31 March 2005 and the reduction of £2.2 million in the year ended 31 March 2004 relate to costs being recognised in different accounting periods. The profit on sale or termination of operations for the year ended 31 March 2005 reduced by £1.4 million under US GAAP, as the carrying value of goodwill, included in the profit and loss account as a realised cost of disposal, is higher under US GAAP as goodwill has not been amortised since adoption of SFAS 142 on 1 April 2002.

For the profit on sale or termination of operations in the year ended 31 March 2003, the reduction under US GAAP of £38.3 million related to the provision at 31 March 2002 that reflected the group's share of net liabilities in IEBA, the Argentine utility. In the year ended 31 March 2003, the group concluded it no longer had a participating interest and therefore ceased to account for the investment as a joint venture, with the resulting release of the £38.3 million share of liabilities included within provisions under UK GAAP. Under US GAAP, no share of liabilities was recorded at 31 March 2002, as an investor should discontinue recording losses of an investment when the investment has been reduced to zero unless the investor has an obligation or commitment to fund these liabilities.

The currency translation adjustments under US GAAP relate to Argentina. Under UK GAAP, currency translation adjustments on net borrowings used to finance foreign investments are taken to the statement of total recognised gains and losses to offset the foreign exchange exposure. Under US GAAP, this offset is not available since the group elected not to designate derivative instruments as hedges. In the year ended 31 March 2003, there was no currency translation adjustment resulting from the investment in IEBA, because the investment had been reduced to zero at 31 March 2002.

Under UK GAAP, the group performed an impairment review within its telecommunications business in accordance with FRS 11 in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, definite-lived intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cash flow basis in accordance with SFAS 144. In addition, no impairment of goodwill under SFAS 142 was required.

The reduction under US GAAP of profit on disposal of the energy supply business in August 2000 of £24.2 million related to a £36.0 million difference in the onerous contract provisions released on disposal due to the application of discounting under UK GAAP offset by £11.8 million due to the lower carrying value of goodwill under US GAAP which had been amortised. Under UK GAAP, goodwill had previously been written off to reserves, but on disposal it is included in the profit and loss account as a realised cost of disposal.

(5) For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by FRS 14 'Earnings per share'. The same treatment is required under US GAAP. The adjustment factor applied to the basic and diluted weighted average number of shares is based on the consideration received from the first stage of the rights issue. The adjustment factor is 0.9176, calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting.

The adjustment factor of 0.9176 is calculated as follows:

$$\frac{\text{Theoretical ex-rights fair value per share}}{\text{Fair value per share immediately before exercise of rights}} = \frac{487.70}{531.5} = 0.9176$$

The theoretical ex-rights fair value per share is calculated as follows:

$$\frac{\text{Fair value of all outstanding shares + Total amount received from exercise of rights}}{\text{Number of shares outstanding before exercise + Number of shares issued in the exercise}}$$

$$= \frac{(556.8 \text{ million ordinary shares} \times 531.5 \text{ pence}) + (309.3 \text{ million A shares} \times 165 \text{ pence}) (*)}{556.8 \text{ million ordinary shares} + 309.3 \text{ million A shares} (*)} = 487.70$$

(*) The A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share.

(6) Calculated based on a ratio of two ordinary shares to one ADS.

(7) The first dividend for which the initial A shares ranked was the 2003/04 interim dividend; the amount of the A share dividend is 50 per cent of that paid on an ordinary share.

(8) Dividends per ordinary share for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to the prior period dividend per share is 0.9072, calculated using 576.0 pence per ordinary share, the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

(9) For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under UK GAAP.

(10) For the purposes of calculating the ratio of earnings to fixed charges, 'earnings' consists of profit on ordinary activities from continuing operations before tax, before adjustment for minority interests in consolidated subsidiaries and profits or losses from joint ventures plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. 'Fixed charges' consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(11) Net leverage is defined as net debt (loans and related derivatives, finance leases and overdrafts less cash at bank and in hand and managed funds and short-term investments) as a percentage of net debt plus equity shareholders' funds. Net debt is a UK GAAP measure, required by FRS 1 (Revised) 'Cash flow statements', but is considered a non-GAAP measure for the purpose of US GAAP as discussed on page 15.

(12) The difference between group turnover in 2005, 2004 and 2003 under US GAAP of £2,249.4 million, £2,051.4 million and £1,837.9 million respectively, and group turnover under UK GAAP of £2,253.9 million, £2,060.0 million and £1,878.8 million respectively, is due to the revenue recognition difference between UK and US GAAP of £4.5 million (2004: £8.6 million, 2003: £40.9 million) as shown in note 37(k) of the summary of differences between UK and US GAAP.

(13) Net income and shareholders' equity under US GAAP have been restated to reflect the translation of loans at spot rates instead of the contract rates in the hedging derivatives, with a consequential impact on taxes. This resulted in the following (increase)/decrease in the amounts previously reported:

| Financial year ended 31 March | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Net interest payable | 139.7 | (31.2) | (83.1) |
| Tax charge on ordinary activities | (41.9) | 9.4 | 24.9 |

| At 31 March | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|
| Long-term obligations | 25.4 | (114.3) | (83.1) |
| Current liabilities | (7.6) | 34.3 | 24.9 |
| Shareholders' equity | (17.8) | 80.0 | 58.2 |

(14) Adjusted basic earnings per share[(#)] has been calculated by dividing adjusted profit for the year by the adjusted weighted average number of shares in issue.

The adjusted profit for the year excludes deferred tax, exceptional items, discontinued operations and goodwill amortisation. This adjusted measure has been presented to provide a better understanding of the trading position of the group and a better comparison of annual results. For additional information on the reasons for these adjustments and a detailed calculation under UK GAAP, see note 11 to the consolidated financial statements. Disclosure of adjusted earnings per share is expressly permitted under UK GAAP.

The adjusted weighted average number of shares has been restated for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting. This measure has been included to reflect the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the extraordinary general meeting.

The adjustment factor of 0.8646 is calculated as follows:

$$\frac{\text{Theoretical ex-rights fair value per share}}{\text{Fair value per share immediately before exercise of rights}} = \frac{459.54}{531.5} = 0.8646$$

The theoretical ex-rights fair value per share is calculated as follows:

$$\frac{\text{Fair value of all outstanding shares + Total amount received from exercise of rights}}{\text{Number of shares outstanding before exercise + Number of shares issued in the exercise}}$$

$$= \frac{(556.8 \text{ million ordinary shares x } 531.5 \text{ pence}) + (309.3 \text{ million ordinary shares x } 330 \text{ pence}) (**)}{556.8 \text{ million ordinary shares} + 309.3 \text{ million ordinary shares } (**)} = 459.54$$

(**) Based on consideration received from the first stage of the rights issue (165 pence per A share) plus anticipated proceeds from the second stage (165 pence for a further A share). All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

(#) Disclosures related to adjusted earnings per share have been excluded from our Form 20-F filing with the US Securities and Exchange Commission.

## Useful information for shareholders

**DIVIDENDS**

An interim dividend in respect of each financial year is normally declared by United Utilities in November/December for payment in the following February. Since 2003, the final dividend in respect of the financial year has been recommended by directors in May/June and paid in August, following approval by shareholders in July. Previously, the final dividend was paid in October. The following table sets out the dividends paid on ordinary and A shares in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

| | Note | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| | | | | | | Years ended 31 March |
| **Pence per share** | (i) | p | p | p | p | p |
| Interim dividend per ordinary share | | **14.79** | 14.43 | 15.50 | 15.30 | 15.00 |
| Final dividend per ordinary share | | **30.63** | 29.88 | 32.10 | 31.70 | 31.10 |
| Total dividend per ordinary share | | **45.42** | 44.31 | 47.60 | 47.00 | 46.10 |
| Total dividend per A share | | **22.71** | 22.155 | N/A | N/A | N/A |
| **US $ per share** | (i) | $ | $ | $ | $ | $ |
| Interim dividend per ordinary share | | **0.28** | 0.27 | 0.25 | 0.22 | 0.22 |
| Final dividend per ordinary share | | **0.58** | 0.53 | 0.51 | 0.45 | 0.46 |
| Total dividend per ordinary share | | **0.86** | 0.80 | 0.76 | 0.67 | 0.68 |
| Total dividend per A share | | **0.43** | 0.40 | N/A | N/A | N/A |
| Total dividend per ADS($) | (i), (ii) | **1.72** | 1.60 | 1.52 | 1.34 | 1.36 |

The exchange rates at the dividend payment dates were as follows:

| | | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| Exchange rate at interim payment date | | **1.86** | 1.86 | 1.63 | 1.42 | 1.45 |
| Exchange rate at final payment date | (iii) | **1.89** | 1.79 | 1.58 | 1.42 | 1.48 |

During the year ended 31 March 2004, the group announced a five-for-nine rights issue, structured so that the proceeds are received in two stages. The first tranche of proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of A shares. The second tranche of proceeds is expected to be received in June 2005, reflecting the subscription for further A shares. All A shares will then be consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares. The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an ordinary share.

In the table below, dividends per ordinary share and per ADS for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first stage of the rights issue. The factor applied to dividends for the periods prior to the rights issue is 0.9072, calculated using 576.0 pence per ordinary share, this being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

| | Note | 2005 | 2004 | 2003 | 2002 | 2001 |
|---|---|---|---|---|---|---|
| | | | | | | Years ended 31 March |
| **Pence per ordinary share** | (i) | p | p | p | p | p |
| Interim (re-presented) | | **14.79** | 14.43 | 14.06 | 13.88 | 13.61 |
| Final (re-presented) | | **30.63** | 29.88 | 29.12 | 28.76 | 28.21 |
| Total (re-presented) | | **45.42** | 44.31 | 43.18 | 42.64 | 41.82 |
| **US $ per ordinary share** | (i) | $ | $ | $ | $ | $ |
| Interim (re-presented) | | **0.28** | 0.27 | 0.23 | 0.20 | 0.20 |
| Final (re-presented) | | **0.58** | 0.53 | 0.46 | 0.41 | 0.42 |
| Total (re-presented) | | **0.86** | 0.80 | 0.69 | 0.61 | 0.62 |
| Total dividend per ADS($) (re-presented) | (i), (ii) | **1.72** | 1.60 | 1.38 | 1.22 | 1.24 |

**Notes:**

(i) Dividends per ordinary share, per A share and per ADS exclude any associated UK tax credit available to certain holders of ordinary shares and ADSs. See the 'Taxation' section on page 101.

(ii) Calculated based on a ratio of two ordinary shares for one ADS.

(iii) The exchange rate at the date the 2005 final dividend will be paid is assumed to be £1.00 = $1.89.

Future dividends will depend upon the company's earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future interim and final dividends, or the future relationships between them. A person resident in the UK for tax purposes who receives a dividend from United Utilities is generally entitled to a tax credit, currently at a rate of one-ninth of the net dividend (or ten per cent of the sum of the net dividend and the associated UK tax credit). For further information, see the 'Taxation' section on page 101.

Cash dividends are paid by United Utilities in pounds sterling. Exchange rate fluctuations will affect the US dollar amounts received by owners of the ADSs on the conversion by the Depositary of such cash dividends paid. In addition, fluctuations in the exchange rate between pounds sterling and US dollars will affect the US equivalent of the quoted pound sterling price of ordinary shares on the London Stock Exchange, and as a result are likely to affect the market price of ADSs in the US.

### EXCHANGE CONTROLS

There are currently no UK foreign exchange control restrictions on the export or import of capital which affect the remittance of dividends, interest or other payments to non-UK resident holders of the company's securities except as otherwise detailed in the 'Taxation' section of this document on page 101.

### EXCHANGE RATES

In this report, unless otherwise specified or unless the context requires otherwise, all references to 'pound', 'sterling', 'pounds sterling', 'GBP', '£', 'p' and 'pence' are to the lawful currency of the United Kingdom. The company publishes its consolidated financial statements in sterling. In this report, all references to 'US dollars', 'US$' and '$' are to the lawful currency of the United States of America ('United States' or 'US'). Amounts stated in US dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into the US dollars at the rate indicated or any other rate. Unless otherwise indicated, such US dollar amounts have been translated from sterling at the rate of £1.00 = $1.89, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York ('noon buying rate') on 31 March 2005. The noon buying rate on 31 March 2005 differs from the actual rates used in the preparation of the company's consolidated financial statements, and US dollar amounts used in this report may differ from the actual US dollar amounts that were translated into sterling in the preparation of such financial statements.

The following table sets out, for the financial year indicated, certain information concerning the noon buying rate for pounds sterling and US dollars per £1.00:

| Financial year | High | Low | Average[1] | Period end |
|---|---|---|---|---|
| 2001 | $1.60 | $1.40 | $1.47 | $1.42 |
| 2002 | $1.48 | $1.37 | $1.43 | $1.42 |
| 2003 | $1.65 | $1.43 | $1.55 | $1.58 |
| 2004 | $1.90 | $1.55 | $1.71 | $1.84 |
| **2005** | **$1.95** | **$1.75** | **$1.85** | **$1.89** |

(1) The average of the noon buying rate on the last day of each month during the relevant period.

| Month | High | Low |
|---|---|---|
| 2004 | | |
| December | $1.95 | $1.91 |
| 2005 | | |
| January | $1.91 | $1.86 |
| February | $1.92 | $1.86 |
| March | $1.93 | $1.87 |
| April | $1.92 | $1.87 |
| May | $1.90 | $1.82 |

On 1 June 2005, the noon buying rate was US$1.81 per £1.00.

### MATERIAL CONTRACTS

United Utilities, through its subsidiary United Utilities Water, holds a licence for the provision of water supply and wastewater services in an area of north west England comprising 3.1 million homes and businesses. In addition, United Utilities, through its subsidiary United Utilities Electricity, holds the electricity distribution licence for an area in north west England comprising 2.2 million consumer premises. For more information on these licences see 'Economic regulation of wastewater and water' on pages 6 and 7 and 'Economic regulation of electricity distribution' on pages 8 and 9.

(a) On 13 October 1998, United Utilities, United Utilities Electricity (formerly NORWEB plc) and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established a US$2,000,000,000 European Medium Term Note Programme ('EMTN') under a trust deed that was amended on 3 October 2003 between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and The Law Debenture Trust Corporation p.l.c. The maximum aggregate nominal amount of notes which may be outstanding from time to time under the EMTN was increased to US$3,000,000,000 on 5 October 1999, increased to €4,000,000,000 on 4 October 2001 and further increased to €5,000,000,000 on 3 October 2003. An updated offering circular for the programme was published on 6 October 2004. As at 31 March 2005, a total of €3,579,241,000 of notes were outstanding under the EMTN;

(b) In March 1998, United Utilities, United Utilities Electricity and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established an unlisted Euro Commercial Paper Programme (the 'ECP Programme'). The aggregate principal amount of the notes outstanding at any one time under the ECP Programme may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Any notes issued under the ECP Programme may only mature after seven but not more than 365 (364 for sterling notes) days from issue. The programme amount may be increased from time to time. As at 31 March 2005, there were no outstanding notes issued under the ECP Programme;

(c) In August 1995, United Utilities Electricity issued £200,000,000 8.875 per cent listed bonds due 2026. The bonds are in bearer form in denominations of £1,000, £10,000 and £100,000 each and in registered form in amounts of £1.00 or integral multiples thereof and were constituted under a trust deed dated 3 August 1995 between United Utilities Electricity and The Law Debenture Trust Corporation p.l.c. as trustee. United Utilities Electricity issued further bonds on the same terms on 6 July 2001 and 20 December 2001. On 15 February 2002, United Utilities Electricity issued further bonds, again on the same terms, and consolidated the four issues to form a fungible single series of an aggregate outstanding amount of £450,000,000; and

(d) On 25 March 1998, United Utilities issued US$500,000,000 6.45 per cent notes due 1 April 2008 under an indenture dated 25 March 1998. On 28 July 1998, United Utilities issued US$350,000,000 6.25 per cent notes due 15 August 2005, and US$400,000,000 6.875 per cent notes due 15 August 2028 under two indentures dated 28 July 1998. All of these bonds are US Securities and Exchange Commission ('SEC') F-1 registered Yankee bonds. In April 2001, United Utilities filed an F-3 shelf registration with the SEC enabling the company to issue up to US$2,000,000,000 of debt securities (the 'US Programme') under an indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas. On 19 June 2003, United Utilities issued US$250,000,000 4.55 per cent notes due 19 June 2018 and on 16 January 2004 issued US$350,000,000 5.375 per cent notes due 1 February 2019 under the US Programme. As at 31 March 2005, a total of US$1,850,000,000 of F-1 and F-3 SEC registered debt securities remain outstanding.

**MEMORANDUM AND ARTICLES**

United Utilities PLC was incorporated on 1 April 1989 and registered with the Registrar of Companies in England and Wales number 2366616. The memorandum of association of the company provides that its principal objects are, among other things, to be a holding company and to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the directors to be capable of being conveniently or advantageously carried on.

**Directors**

A director of the company shall not vote, and shall not be counted in the quorum, in relation to any resolution of the directors or of a committee of the directors on any resolution concerning any contract, arrangement, transaction or any proposal whatsoever to which the company is or is to be a party and in which he has, directly or indirectly, any material interest other than, inter alia, as a shareholder of the company.

So far as the legislation allows, the directors may exercise all the company's powers to borrow money; to mortgage or charge all or any of the company's undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the company or any third party. Such powers can be amended by the sanction of a special resolution.

A director shall be capable of being appointed or re-elected a director despite having attained the age of 70 or any other age and shall not be required to retire by reason of his having attained any particular age and section 293 of the UK Companies Act 1985 ('the Companies Act') (relating to the appointment and retirement as directors of persons who are aged 70 or over) shall not apply. A director shall not be required to hold any shares in the company.

The articles provide for directors to retire from office and seek re-election by the company's shareholders in various circumstances. A director appointed by the board must retire at the next annual general meeting of the company following his appointment. A non-executive director who has served as a director of the company for a continuous period of nine years or more must retire from office at each following annual general meeting. Ordinarily each director must retire at the third annual general meeting following his appointment or last reappointment by the shareholders of the company.

In addition, at each annual general meeting one third of the directors (or, if their number is not three or a multiple of three, the number nearest to but not exceeding one third) must retire from office by rotation. In determining the number and the identity of the directors required to retire by rotation, those directors required to retire as a result of their initial appointment by the board and non-executive directors retiring under the 'nine year' provision, are not taken into account. In each case, the retiring directors may offer themselves for reappointment by the company's shareholders at the meeting at which they are required to retire.

**Shares**

The holders of shares of the company are entitled to the profits of the company available for distribution and resolved to be distributed, in proportion to the number of shares held by them and the amounts paid up or credited as paid up on such shares. With the sanction of an ordinary resolution of the company, the directors may offer any holders of shares the right to elect to receive further shares, credited as fully paid, instead of cash in respect of the whole or part of any dividend. All dividends unclaimed for a period of 12 years after having been declared shall (if the board so resolves) be forfeited and shall cease to be owed by the company. The holders of the A shares shall be entitled, contemporaneously with any payment of dividend to the holders of ordinary shares, to be paid rateably with the holders of ordinary shares a dividend for each A share which is equal to one-half of the dividend to be paid to the holder of an ordinary share.

If the company is wound up, the liquidator may, with the sanction of a special resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but, if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he, with the like sanction, shall determine, but no member shall be compelled to accept any assets on which there is a liability. The holders of the A shares shall be entitled to share rateably with the holders of the ordinary shares in the distribution of profits or assets (if any) to the holders of ordinary shares on the basis of a distribution with respect to each A share which is equal to one-half of the distribution to the holder of an ordinary share.

All substantive resolutions put to a vote at a general meeting shall be decided on a poll. All other resolutions shall be decided on a show of hands. Every holder of ordinary shares present in person shall on a show of hands have one vote, and every holder of ordinary shares present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder. The chairman of a general meeting has absolute discretion in determining whether a resolution is a substantive resolution or another resolution and his decision shall be final. If a shareholder has been given notice in accordance with section 212 of the Companies Act and has failed to provide the necessary information in accordance with the statutory timeframes, the shareholder shall not be entitled to exercise their right to vote at the meeting; a further restriction exists should a call or any other sum due and payable by the shareholder remain unpaid. The holders of A shares are entitled to receive notice of any general meeting of the company and to attend, speak or vote at such general meeting on the same basis as the holder of ordinary shares provided that each holder of A shares on a poll shall have only one vote for every two A shares held.

Section 80 of the Companies Act provides that, to allot any relevant securities (as defined in the Companies Act and which includes, with certain exceptions, shares and securities convertible into shares), the directors require authorisation which may be given in the articles of association or by ordinary resolution of shareholders stating the maximum amount which may be allotted and the date on which the authority will expire (being not more than five years from the date of such authority).

Shareholders have rights of pre-emption in respect of the allotment of equity securities (as defined in the Companies Act and which includes, with certain exceptions, shares and securities convertible into shares) which are, or are to be, paid up in cash, although these pre-emptive rights can be displaced or modified by a special resolution of the shareholders or under the articles of association. The authority given by such a special resolution can last for five years. In practice, a company whose shares are publicly traded is unlikely to receive shareholder consent for the disapplication of pre-emptive rights in respect of shares representing more than five per cent of its existing issued ordinary share capital.

Subject to the exceptions referred to below, if a holding of any class or classes of shares or any interest in them (other than certain exempt interests) reaches three per cent of the aggregate nominal value of the issued voting share capital (or, in the case of the company's share capital being divided into different classes, issued voting shares comprised in the relevant class), the shareholder (whether foreign or domestic) must notify the company of the interest within two business days of the acquisition taking the holding over three per cent and of any subsequent increase or decrease in the extent of that interest. There are less stringent requirements for certain categories of interests in shares ('non-material interests'), for example, interests held by managers of certain collective investment schemes. Non-material interests need only be disclosed when the aggregate of those interests and other interests (other than exempt interests) reaches a threshold of ten per cent of the aggregate nominal value of the share capital concerned. The Companies Act gives a public company power to require persons whom it believes to be, or to have been within the previous three years, interested in its voting shares, to disclose prescribed particulars of those interests. Failure to supply the information required is an offence and may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them and the issue of additional shares in respect thereof.

Under the 'Rules Governing Substantial Acquisitions' of shares, where a person or company acquires 15 per cent or more of the voting rights of a listed company or where an acquisition increases their holding of shares or rights over shares which would amount to an increase in voting rights by a whole percentage point, notification must be given to the company and the London Stock Exchange no later than noon on the business day following the date of acquisition.

**General meetings**

21 clear days' written notice is required to be given to shareholders for an annual general meeting or an extraordinary general meeting where a special resolution is to be proposed. Ordinarily, only 14 clear days' notice is required for an extraordinary general meeting. An annual general meeting can be held at shorter notice provided that all the shareholders entitled to attend and vote agree; and, in the case of an extraordinary general meeting, if shareholders holding 95 per cent in nominal value entitled to attend and vote agree. If a shareholder is unable to attend the general meeting they are entitled to appoint a proxy to vote on their behalf and a corporate body is entitled to appoint a corporate representative to vote on its behalf. Not more than 15 months shall elapse between one annual general meeting and the next. In addition to the directors, a member or members holding not less than one-tenth of the paid-up capital can require that a general meeting be convened.

There are no limitations imposed by UK law or the company's memorandum and articles of association which restrict the right of non-UK resident or non-UK citizen owners, as opposed to UK resident or citizen owners, to hold shares in the company or to exercise any voting rights. However, shareholders with a registered address outside the UK are not entitled to receive notice from the company, including notices of general meetings, unless they have given the company an address in the UK to which such notices may be sent.

All shares of the same share class rank pari passu.

**TAXATION**

The following is a summary of the principal US federal and UK tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention which was signed on behalf of the US and the UK on 24 July 2001 and entered into force on 31 March 2003 (the 'Treaty') or, in the circumstances described below, the previous income tax convention between the US and the UK (the 'Old Treaty') and in either case is fully eligible for benefits thereunder (an 'eligible US holder') and satisfies the three conditions set out below. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ordinary shares or ADSs. In particular, the summary deals only with eligible US holders which hold ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors which are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that elect mark-to-market treatment, persons that hold ordinary shares or ADSs as part of an integrated investment (including a 'straddle') comprised of an ordinary share or ADS and one or more other positions, and persons that own, directly or indirectly, ten per cent or more of the voting stock of the company. This summary is based on the Treaty, the Old Treaty and the tax laws of the US and the UK in effect on the date hereof, which are subject to change.

For taxes withheld at source, the Treaty is effective from 1 May 2003. Holders should however note that any person that is or would have been entitled to greater benefits under the Old Treaty than under the Treaty may be able to elect to have the provisions of the Old Treaty apply in their entirety for a period of twelve months from the date on which the Treaty would otherwise have effect. Holders should consult their own tax advisers with respect to the implications in their own particular circumstances of the election, including the possible entitlement to a special US foreign tax credit described below under 'Taxation of dividends – United States'.

This summary applies to eligible US holders if they are:

- the beneficial owner of the ordinary shares or ADSs and of any dividends received;
- an individual citizen or resident of the United States, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of their shares or ADSs; and
- not also a resident of the United Kingdom for UK tax purposes and they do not hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment or the performance of personal services through a fixed base in the UK.

Special rules, including a limitation of benefits provision, apply in limited circumstances under the Treaty to shares or ADSs owned by an investment or holding company. This section does not discuss the treatment of such holders.

Holders should consult their own advisers regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs in the light of their particular circumstances, including the effect of any state, local, or other national laws.

Beneficial owners of ADSs will be treated as owners of the underlying shares for US federal income tax purposes and deposits and withdrawals of shares in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

**Taxation of dividends**

***United Kingdom***

There is no UK withholding tax on dividends. A shareholder resident for UK tax purposes in the UK who receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The Old Treaty allowed an eligible US holder to claim a similar tax credit from the UK Revenue. However, it also provided for a notional UK withholding tax which, in the case of an eligible US holder that owned, directly or indirectly, less than ten per cent of the voting stock of the company, was set at 15 per cent of the aggregate of the dividend and the credit. This meant that no amount was actually payable to such holders by the UK Revenue in respect of their tax credit entitlement.

The Treaty provides neither for the right to claim the credit nor for the notional withholding tax. The result is that no eligible US holder will be entitled by virtue of the Treaty to an additional payment from the UK Revenue on receipt of a dividend from the company.

*United States*
Eligible US holders must include dividends received in ordinary income on the date such a holder or ADS depositary received them. The dividends will be treated as foreign source income. Eligible US holders should determine the amount of dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of such holder's (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual eligible US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of 'qualified dividends' received before 2009.

Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if United Utilities was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ('PFIC'). Based on United Utilities' audited financial statements and relevant market data, United Utilities believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2003 or 2004 taxable year. In addition, based on United Utilities' audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, United Utilities does not anticipate becoming a PFIC for its 2005 taxable year.

If an eligible US holder qualified for benefits under the Old Treaty, then such holder may be eligible, subject to generally applicable limitations, to receive a special US foreign tax credit equal to one-ninth of the amount of certain cash dividends that such holder receives on the ordinary shares or ADSs, so long as such holder makes an election to include in income, as an additional notional dividend, an amount equal to the tax credit. This foreign tax credit is generally only available with respect to dividends paid before 1 May 2003, unless such holder elects to apply the Old Treaty in its entirety for a period of 12 months from the effective date of the Treaty.

**Taxation of capital gains**
*United Kingdom*
Gain realised by an eligible US holder on the sale or other disposition of ordinary shares or ADSs will not be subject to UK taxation, provided that such shares are not held in connection with a UK branch or agency or (in relation to a corporate holder) a UK permanent establishment.

*United States*
Gain realised on the sale, exchange or other disposition of ordinary shares or ADSs will be included in income for US tax purposes and will be long-term capital gain if the ordinary shares or ADSs were held for more than one year. The net long-term capital gain recognised by an individual eligible US holder before 1 January 2009 generally is subject to taxation at a maximum rate of 15 per cent.

**Backup withholding tax and information reporting**
Distributions made on ordinary shares and proceeds from the sale of ordinary shares or ADSs that are paid within the UK or through certain US-related financial intermediaries to US holders are subject to information reporting and may be subject to a 'backup' US withholding tax unless, in general, the US holder complies with certain procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the US or through certain US-related financial intermediaries.

**Stamp duty and stamp duty reserve tax**
A transferee of ordinary shares will generally be required to pay UK stamp duty or stamp duty reserve tax at a rate of 0.5 per cent of the consideration paid for the transfer.

However, no UK stamp duty should be payable on the transfer of an ADS or beneficial ownership of an ADS, provided that any instrument of transfer is executed and remains at all times outside the UK, and no UK stamp duty reserve tax should in any event be payable on an agreement to transfer an ADS or beneficial ownership of an ADS.

## LISTING AND PRICE HISTORY

The principal trading market for the shares of the company is the London Stock Exchange. The ordinary shares have been listed on the London Stock Exchange since 12 December 1989. The American depositary shares (ADSs), each representing two ordinary shares, have been listed on the New York Stock Exchange since 28 January 1998. The ADSs, evidenced by American depositary receipts (ADRs), are issued by the London office of the Bank of New York (BONY), as Depositary under a Deposit Agreement dated 28 January 1998 between the company, BONY and the holders from time to time of ADSs.

The table below sets out, for the periods indicated, (i) the highest and lowest middle-market quotations for the ordinary shares (as derived from the Daily Official List of the London Stock Exchange); and (ii) the reported high and low sale prices of the United Utilities ADSs on the New York Stock Exchange.

| | London Stock Exchange per ordinary share | | New York Stock Exchange per ADS | |
|---|---|---|---|---|
| | High (p) | Low (p) | High (US$) | Low (US$) |
| Financial year 2001 | 639.8 | 489.4 | 19.62 | 14.57 |
| Financial year 2002 | 582.3 | 499.7 | 16.95 | 14.32 |
| Financial year 2003 | 577.6 | 476.8 | 17.98 | 15.35 |
| **Financial year 2004** | | | | |
| First quarter | 544.3 | 504.9 | 18.93 | 16.57 |
| Second quarter | 505.8 | 454.8 | 16.90 | 14.69 |
| Third quarter | 511.8 | 453.8 | 18.23 | 15.47 |
| Fourth quarter | 525.0 | 472.5 | 19.70 | 17.42 |
| **Financial year 2005** | | | | |
| First quarter | 561.0 | 518.5 | 20.62 | 19.07 |
| Second quarter | 558.5 | 505.0 | 20.36 | 18.69 |
| Third quarter | 633.0 | 545.0 | 25.16 | 20.13 |
| Fourth quarter | 662.5 | 598.5 | 25.49 | 22.96 |
| December 2004 | 633.0 | 571.5 | 25.16 | 23.37 |
| January 2005 | 651.0 | 627.0 | 24.72 | 24.00 |
| February 2005 | 662.5 | 619.0 | 25.49 | 23.99 |
| March 2005 | 631.0 | 598.5 | 24.22 | 22.96 |
| **Financial year 2006** | | | | |
| April 2005 | 650.0 | 623.5 | 24.80 | 24.13 |
| May 2005 | 683.0 | 640.0 | 25.30 | 24.16 |

These share prices have been adjusted for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which are due to be received in June 2005. The adjustment factor is 0.8646 calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting. This adjustment reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the extraordinary general meeting.

## DOCUMENTS ON DISPLAY IN THE US

United Utilities is subject to the information requirements of the US Securities Exchange Act of 1934 as amended (the 'Exchange Act'), and is therefore required to file reports, including annual reports on Form 20-F, and other information with the US Securities and Exchange Commission. These materials, including this annual report and the exhibits to Form 20-F, may be inspected and copied at the Commission's public reference rooms in Washington, DC, New York, NY and Chicago, Ill. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. Any filings made electronically will be made available to the public over the internet at the Commission's web site at **www.sec.gov**.

## OTHER USEFUL INFORMATION FOR SHAREHOLDERS

### Key events for shareholders

The company is holding its 2005 annual general meeting on Friday 29 July 2005 at the Bridgewater Hall, Manchester, England. It will start at 11.00 a.m. The notice calling the meeting and a full explanation of the resolutions to be proposed at the meeting are set out in the leaflet sent to shareholders with this report.

During the next year, the company will:

- collect subscription monies for the second stage of the rights issue in June 2005;
- reclassify all A shares as ordinary shares on completion of the rights issue in July 2005;
- pay the 2005 final dividend on 26 August 2005;
- announce the half-year results in December 2005;
- pay the 2006 interim dividend in February 2006;
- announce the preliminary full-year results in May/June 2006;
- publish the combined annual report and accounts and Form 20-F, the stakeholder report and summary financial statement in June 2006; and
- hold the annual general meeting in July 2006.

### Keeping you in the picture

You can find more information about United Utilities quickly and easily on the United Utilities web site. In addition to the annual report and accounts, the stakeholder report and other reports, company announcements are also published on the web site, including the interim and preliminary results announcements and associated presentations. **www.unitedutilities.com**

In addition to these reports, the group also publishes in printed form a wide range of reports, leaflets and factsheets about aspects of its businesses. You can get more information about them from Ian Priestner, group director of communications, at Dawson House, Great Sankey, Warrington WA5 3LW (telephone: +44 (0) 1925 237000; email: ian.priestner@uuplc.co.uk).

Copies of the separate regulatory accounts for the year ended 31 March 2005 for the licensed water and electricity businesses, which are required to be given to the water and energy regulators, are available free of charge. If you would like copies please contact Julie McGowan in the group secretariat on +44 (0) 1925 237000, or alternatively they are available on the web site.

### Enquiring about your shareholding

If you want to ask about your shareholding, or need any information, please contact the company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0) 870 600 3971 or textphone for shareholders with hearing difficulties: +44 (0) 870 600 3950).

The registrar's web site allows shareholders with internet access to view details of their shareholdings and dividends, to vote at general meetings and to register to receive communications electronically. You can use the tools on the web site to value your portfolio by reference to a recent market price and, if you wish, sell your shares online. To register with Shareview go to www.shareview.co.uk, click on 'Create a portfolio' and follow the onscreen registration process using the 8-digit account number on the enclosed proxy form.

If you have received more than one copy of this document, you may have more than one account in your name on the register of members. To merge your holdings, please write to Lloyds TSB Registrars at the above address, giving details of the accounts concerned and how you want them to be merged.

### Paying your dividends direct to your account

The registrars pay dividends direct to a shareholder's bank or building society account through the BACS (Bankers' Automated Clearing Service) system. If you have not already arranged for your dividends to be paid direct to your bank or building society account and you want to do so, please contact the company's registrar, at the address above.

### Dealing in United Utilities' shares cost effectively

You can now buy or sell our ordinary and A shares using Lloyds TSB Registrars' low cost share dealing service (telephone: +44 (0) 870 850 0852) or deal online at www.shareview.co.uk/dealing

### Holding your shares tax efficiently

The United Utilities' single company ISA (a Maxi or Mini shares-only individual savings account), managed by Lloyds TSB Registrars, offers a tax-efficient way of holding United Utilities' shares. To get more information, please ring +44 (0) 870 24 24 244 stating that you are a United Utilities shareholder.

### Donating shares to the ShareGift scheme

Many shareholders can find themselves owning parcels of shares so small that it would cost more to sell them than they are worth. The ShareGift scheme, a registered charity administered by The Orr Mackintosh Foundation, allows you to donate shares to the Foundation which aggregates them, sells them when possible and donates the proceeds to a growing list of charities. If you would like further information, write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN (telephone: +44 (0) 20 7337 0501), or visit the scheme's web site at www.sharegift.org.

### Enquiring about the American listing

United Utilities' shares are listed on the New York Stock Exchange in the form of American depositary shares (ADS), evidenced by American depositary receipts (ADR), and trade under the symbol UU. Each ADS represents two shares. The Bank of New York is the depositary and its address for enquiries is The Bank of New York, Shareholder Relations, PO Box 11258, Church Street Station, New York, NY 10286 –1258 (telephone: 1 (888) BNY-ADRS (US toll free) or outside the US, 001 610 382 7836) or visit the web site at www.adrbny.com.

American depositary receipt holders can get a copy of the annual report on Form 20-F, which is filed with the Securities and Exchange Commission in the USA from the Bank of New York. Other shareholders can obtain a copy of the annual report on Form 20-F from Julie McGowan in the group secretariat on +44 (0)1925 237000, or alternatively the report is available on the web site.

### Avoiding unsolicited mail

The company is legally obliged to make its register of members available to other organisations. Because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive, and you have a UK registered address, please write to the Mailing Preference Service, MPS Freepost LON20771, London W1E 0ZT, or register by telephoning +44 (0) 845 703 4599 or online at www.mpsonline.org.uk

If you have any further questions about your dividend or shareholding, please call the helpline on +44 (0) 870 600 3971 or visit the web site. **www.unitedutilities.com**

# Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2005 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the company under applicable US securities laws.

# Glossary

| Term used in annual report on Form 20-F | US equivalent or brief description |
|---|---|
| A shares | Common stock/share of 50 pence each |
| Accounts | Financial statements |
| Acquisition method of accounting | Purchase accounting |
| Allotted | Issued |
| Called-up share capital | Ordinary and A shares, issued and fully paid |
| Capital allowances | Tax term equivalent to US tax depreciation allowances |
| Class of business | Industry segment |
| Creditors | Accounts payable/payables |
| Creditors: amounts falling due after more than one year | Long-term liabilities |
| Creditors: amounts falling due within one year | Current liabilities |
| Debtors | Accounts receivable/receivables |
| Depreciation | Amortisation |
| Finance lease | Capital lease |
| Employee share option | Employee stock option |
| Equity shareholders' funds | Stockholders' equity |
| Financial year | Fiscal year |
| Fixed asset investments | Long-term investments |
| Freehold | Ownership with absolute rights in perpetuity |
| Freehold land | Land owned |
| Gearing | Leverage |
| Group, or consolidated, accounts | Consolidated financial statements |
| Interest receivable | Interest income |
| Interest payable | Interest expense |
| Nominal value | Par value |
| Ordinary share | Common stock/share of £1.00 each |
| Pension scheme | Pension plan |
| Profit | Income (or earnings) |
| Profit and loss account (reserve) | Retained earnings |
| Profit and loss account | Income statement |
| Reconciliation of movements in equity shareholders' funds | Statement of changes in stockholders' equity |
| Reserves | Stockholders' equity other than capital stock |
| Share capital | Shares, capital stock or common stock issued and fully paid |
| Share premium account | Premiums paid in excess of par value |
| Shares | Unless further defined, both A shares and ordinary shares together |
| Shares in issue | Shares outstanding |
| Stocks | Inventories/operating stocks |
| Tangible fixed assets | Property, plant and equipment |
| Turnover | Revenues (or sales) |

## Notes

## Notes

2005 Annual Report on Form 20-F text printed on Revive Silk containing at least 75% de-inked and chlorine free genuine post-consumer waste, and Soporset Premium Offset made from ECF pulp sourced from certified sustainable forests. These materials are manufactured from mills accredited with ISO14001.

Designed and produced by Black Sun Plc + 44 (0) 20 7736 0011. Printed by Butler & Tanner.

United Utilities PLC
Dawson House
Great Sankey
Warrington
WA5 3LW
Telephone +44 (0)1925 237000
Facsimile +44 (0)1925 237073

Registered in England and Wales
Registered number 2366616

www.unitedutilities.com

United Utilities

*Annual Report & Accounts and Form 20-F 2006*

# Annual Report 06










## Key performance indicators

**Dividend per ordinary share**

**43.87p**

(2004/05: 42.43p re-presented)[5]

**Revenue – continuing**

**£2,386.8m**

(2004/05: £2,1[illegible]m)

**Basic earnings per share – continuing**[3]

**37.3p**

(2004/05: 34.5p)

**Operating profit from continuing operations before restructuring costs**[1]

**£765.5m**

(2004/05: £681.[illegible]m)

**Profit before tax from continuing operations before restructuring costs and the impact of IAS 39**[2]

**£480.5m**

(2004/05: £39[illegible].3m)

**Gearing**[6]

**61%**

(2004/05: 67%)

**Electricity – average minutes for which customers were without supply**[9]

**47.5**

(2004/05: [illegible])

**Water quality – mean zonal compliance**[10]

**99.94%**

(2004: 99.92%)

**Safety – accident incident rate**[11]

**548**

(2004/05: 579)

| Continuing operations | 2005/06 | 2004/05 |
| --- | --- | --- |
| Revenue | £2,386.8m | £2,1[illegible]m |
| Operating profit before restructuring costs[1] | £765.5m | £681.[illegible]m |
| Operating profit[8] | £740.0m | £651.4m |
| Profit before taxation before restructuring costs and the impact of IAS 39 | £480.5m | £39[illegible].3m |
| Profit before taxation | £439.3m | [illegible] |
| Basic earnings per share – continuing[3] | 37.3p | 34.5p |
| Adjusted basic earnings per share[4] | 50.5p | [illegible] |
| Dividend per ordinary share | 43.87p | 45.42p |
| Re-presented dividend per ordinary share post rights issue[5] | 43.87p | 42.43p |
| Borrowings net of cash and short-term deposits | £4,186.7m | £4,2[illegible]m |
| Shareholders' equity | £2,629.2m | £2,[illegible]m |
| Gearing[6] | 61% | 67% |
| Interest cover[7] | 2.7 | 2.4 |
| Dividend cover[8] | 0.9 | [illegible] |
| Electricity – average minutes for which customers were without supply[9] | 47.5 | [illegible] |
| Water quality – mean zonal compliance[10] | 99.94% | 99.92% |
| Safety – accident incident rate[11] | 548 | 579 |
| Average number of employees worldwide (full-time equivalents) | 17,029 | 15,935 |

(1) [illegible]

(2) [illegible]

(3) [illegible]

(4) [illegible]

(5) [illegible]

(6) [illegible]

(7) [illegible]

(8) [illegible]

(9) [illegible]

(10) [illegible]

(11) [illegible]

We are one of the largest operators of water and wastewater systems in the UK. We provide operations and maintenance and shared services activities to Dwr Cymru Welsh Water and are helping to deliver capital investment programmes for Scottish Water and Southern Water throughout their operational areas.

We own and operate an electricity network, operate a gas network and provide multi-utility metering and connections services.

We are also a leading provider of outsourced business services and technology solutions.



*"We are committed to listening and responding to the needs of our different stakeholders"*



### People
The people in United Utilities drive its performance and the first thing I would like to do is thank all our employees for their continuing commitment and hard work.

We are pleased to welcome Philip Green who took over from John Roberts as chief executive officer on 31 March 2006. Philip joins us from Royal P&O Nedlloyd and brings with him an impressive management record, having led highly competitive, customer-focused, international service companies. Philip's renewed focus on leadership and delivery takes the company into a new phase in its development.

We are also pleased to welcome Tim Weller who replaces Simon Batey as chief financial officer in August this year. Tim has extensive experience in the utilities sector, most recently as group finance director at RWE Thames Water.

John Roberts and Simon Batey have made substantial contributions to the group over the last seven years, and I thank them on behalf of the board. We also thank Jane Newell who will retire at the annual general meeting after nine years as a non-executive director and welcome Paul Heiden as a non-executive director.

### Performance
The board is pleased to report another good set of financial results. Revenue from continuing operations rose 13.5 per cent to £2,386.8 million, reflecting growth across all businesses. Operating profit from continuing operations before restructuring costs* increased to £765.5 million, up 12.4 per cent on last year.

We are proposing to increase the dividend for the year ended 31 March 2006 to 43.87 pence per ordinary share. The final dividend of 29.58 pence will be paid to shareholders on 25 August 2006.

Looking beyond the financial bottom-line, the board has been pleased with progress on important areas such as customer service and leakage, and continued support for community programmes.

### Strategy
United Utilities maintains its strategic focus to improve efficiency in United Utilities North West and grow its support services businesses, Contract Solutions and Vertex.

Our target up until 2010 remains to grow the dividend in line with inflation, subject to United Utilities North West at least meeting its cost savings targets, and continuing profitability in Contract Solutions and Vertex. I believe we are on track to achieve both objectives.

In line with our strategy, we sold the 'Your Communications' business to THUS Group plc in February 2006. We retain a 21.7 per cent stake in the enlarged THUS Group.

### Stakeholder engagement
We are committed to listening and responding to the needs of our different stakeholders. Earlier this year, I chaired one of eight discussion groups. Stakeholders told us what they thought the most important issues were for the company. In this report the company talks about stakeholders' areas of interest and what it is doing to address any concerns.

We are grateful that so many readers of last year's stakeholder report took the time to complete our feedback questionnaire. Most thought that our approach to reporting was good. Some thought the report too long: in response we have reduced its size, and will make more information available on our website www.unitedutilities.com.

We hope that you will continue to share in the success of our company. We are confident that United Utilities will continue to meet its business objectives.

**Dick Evans**
Chairman



*"It's an exciting time to be leading this organisation"*



I joined United Utilities only recently, but several things are already clear to me. Few companies provide services as essential to people's everyday lives, or make such a contribution to improving our environment. We have many committed and talented people within the company. In my first few months, I have been impressed by their passion, dedication and expertise. Research shows that United Utilities is a respected, credible and trustworthy company and everyone involved in reaching this position deserves great credit.

Our market position is strong and we are well placed to build on our current success. Later in this summary, we list some of our recent successes. We also address what more we can do. For example, I want to see our performance in running our own business in the north west match our success in operating other peoples' businesses. Our customer service, in particular, can improve further.

My passion in business centres on leading change to provide great service – an essential element in creating a high performance company. Sharpening our focus on operational excellence and customer service will ensure we respond to two of the most important issues for United Utilities and our stakeholders.

### Stakeholders

Employees, customers and investors should head the stakeholder list of almost every commercial organisation. We add our regulators and our commercial partners. Understanding their requirements and then managing and reporting our performance is central to how we run our business. For me, the cornerstone of this approach is our employees. That's why I've been travelling around United Utilities to see what we do, how we do it and to meet our people face-to-face. I have seen key water, wastewater and electricity sites in north west England, and visited major operations across the UK. In my first year, I want to reach 80 per cent of our 18,000 employees.

### Business performance

I've seen the progress that our businesses are making. United Utilities North West has out-performed the price controls set in 1999 and is on track to out-perform the 2004 price controls. It has a clear strategy and a strong focus on performance.

Contract Solutions has a large order book and good growth potential. Its contract with Dwr Cymru Welsh Water has already cut the controllable cost base by 25 per cent, and performance has gone from near the bottom of Ofwat's overall performance assessment to the top.

Vertex has been building its Financial Services division, and its latest contract win with Deutsche Bank is evidence of the company's growing stature in that market.

### Leadership

The right leadership is vital. In United Utilities there is more to be done to ensure leadership is embedded and that everyone understands their contribution and how this impacts on performance. That is why my priority over the first few months will be to develop a clear and compelling vision for the company, which will inspire our people.

The company is performing well but there is more to be done in terms of delivering the truly excellent service that will help to make us a great business.

### Responsibility

I am aware that we leave a big environmental footprint, not least through the energy and raw materials we consume. We have made progress in understanding our social and environmental impacts and taken steps to manage them. Judging by external benchmarks, United Utilities is one of the UK's leading companies in the way it works with its local communities and I look forward to building on this position.

### The future

We are a major FTSE 100 company and are well placed to build on our current successes. I'm looking forward to the next phase of the company's development, working with the board, the leadership team and employees. It's an exciting time to be leading this organisation.

**Philip Green**
Chief executive officer

Capital investment in water and electricity in north west England (2005/06)

# £582.2m

(2004/05: £858.7m)

UNITED UTILITIES PLC

United Utilities PLC is a public limited company registered in England and Wales. Its multi-utility operations, comprising United Utilities Water PLC and United Utilities Electricity PLC, provide wastewater and water services and electricity distribution services, respectively, to a population of some seven million people in north west England. The group's infrastructure management business, United Utilities Contract Solutions, applies the group's infrastructure management expertise to competitive markets and is now the leading utility outsourcing business in the United Kingdom. Vertex is one of the United Kingdom's largest providers of business process outsourcing, managing, and often transforming, the processes which support a client's business.



United Utilities' strategy is to:

- out-perform its new regulatory contracts (effective 1 April 2005) pursuant to which the group operates the wastewater, water and electricity distribution networks; and
- grow its two support services businesses, United Utilities Contract Solutions and Vertex, by applying its core skills of infrastructure management and business process management in the provision of these services to others. Through the expansion of these support services businesses, both organically and through acquisition, the businesses now operate in overseas markets including central and eastern Europe, the Philippines, the United States of America, Canada and Australia.

United Utilities PLC was incorporated on 1 April 1989 under the Companies Act 1985 along with its subsidiary United Utilities Water PLC. In November 1995, the company acquired United Utilities Electricity PLC (then known as NORWEB plc), the distributor of electricity in north west England, and at that time supplier of electricity and gas in the United Kingdom, to form a multi-utility group. In August 2000, the company sold the electricity and gas supply business and, as a result, no longer has any significant exposure to the competitive generation and energy supply market. On 26 February 2006, the company disposed of its telecommunications business, Your Communications, to THUS Group plc.

United Utilities PLC's shares are listed on the London Stock Exchange and, in the form of ADSs, on the New York Stock Exchange. Its registered office is at Dawson House, Great Sankey, Warrington, Cheshire, WA5 3LW, England. The telephone number is +44 (0) 1925 237000.

Organisational structure

A list of all principal operating subsidiary undertakings is contained in note 13 to the consolidated financial statements on page 86.

**Table 1: Business overview**

| | Revenue | | Segmental operating profit* | | Segment assets | |
|---|---|---|---|---|---|---|
| Financial year ended 31 March 2006 | £m | per cent of group | £m | per cent of group | £m | per cent of group |
| **Licensed multi-utility operations** | 1,502.9 | 57.8 | 652.3 | 84.1 | 9,426.6 | 83.4 |

Licensed multi-utility operations comprise the regulated monopoly activities of United Utilities Water (wastewater and water) and United Utilities Electricity (electricity distribution). These companies own the respective infrastructure network assets representing around 83 per cent of the group's total assets at 31 March 2006. The businesses are capital intensive and are subject to economic, quality and environmental regulation. These businesses generate 84 per cent of the group's operating profit from continuing operations*, of which approximately three quarters is derived from wastewater and water and approximately one quarter from electricity distribution.

| | | | | | | |
|---|---|---|---|---|---|---|
| **Infrastructure management** | 692.3 | 26.6 | 95.5 | 12.3 | 701.9 | 6.2 |

United Utilities Contract Solutions applies the group's infrastructure management expertise to other competitive markets by providing a service to clients in managing their infrastructure assets. In addition, it owns the group's interest in non-regulated utility assets. These activities employ only a limited amount of capital, representing six per cent of the group's total assets at 31 March 2006.

| | | | | | | |
|---|---|---|---|---|---|---|
| **Business process outsourcing** | 404.7 | 15.6 | 20.8 | 2.7 | 321.1 | 2.8 |

Vertex is a leading provider of business process outsourcing and technology services. These activities employ only a limited amount of capital, representing three per cent of the group's total assets at 31 March 2006.

**Note:** Financial data for the year ended 31 March 2006 has been extracted from note 1 of the consolidated financial statements, using the definitions set out therein. Revenue and percentage of group revenue from continuing operations are stated before intra-group eliminations.

* Excluding restructuring costs and the amortisation of certain intangible assets. The latter relates to amortisation charged to the income statement during the year in respect of intangible assets arising on acquisitions undertaken since the date of transition to IFRS 3 'Business Combinations' (1 April 1999). Prior to the adoption of IFRS, the value of such intangible assets would have been reflected within goodwill.

Spot leakage as at 31 March 2006

# 470 Ml/d

(31 March 2005: 519 Ml/d)

## BUSINESS OVERVIEW

The group reports its results through three business segments which are licensed multi-utility operations, infrastructure management and business process outsourcing. References to segmental operating profit are defined as operating profit from continuing operations before restructuring costs and the amortisation of certain intangible assets for a segment as shown in note 1 of the consolidated financial statements. Operating profit from continuing operations before restructuring costs is reconciled in table 4 on page 16 to operating profit from continuing operations as shown in the consolidated income statement.

### Licensed multi-utility operations

United Utilities North West manages the operation of the licensed wastewater and water treatment and network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses deal with the removal and treatment of wastewater from, and the treatment and distribution of around 2.2 billion litres of water a day to, 3.1 million homes and businesses, and the annual distribution of approximately 25,500 GWh of electricity to 2.3 million consumer premises. These activities are:

- capital intensive – At privatisation in 1989, the wastewater and water infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Capital expenditure relating to wastewater and water in the financial year ended 31 March 2006 was £440.6 million (2005: £706.9 million) with 58.6 per cent to the water network, and 41.4 per cent to quality and efficiency. Capital expenditure for the financial year 2006 relating to electricity distribution was £141.6 million (2005: £151.8 million). 39.0 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 59.4 per cent was non-load related (for example, replacing assets due to statutory obligations or replacing faulty or ageing equipment) and 1.6 per cent was non-operational (for example, information technology);
- subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater and water and the economic regulation of electricity distribution are described in more detail below; and
- subject to environmental regulations – In the five-year period to 31 March 2005 the group spent £1.56 billion on environmental improvements across north west England. The projected expenditure over the next five years is £1.52 billion.

During the financial year ended 31 March 2006, the group made environmental improvements costing £184.1 million, including £67.9 million on improving standards for wastewater and water treatment works, £32.7 million on improvements to sludge treatment and £43.5 million on controlling pollution from storm-water overflows (or unsatisfactory combined sewer overflows referred to by the Environment Agency as Unsatisfactory Intermittent Discharges or 'UIDs'). Key outputs for water included the refurbishment of 800 kilometres of old water mains and the replacement of some 833 lead communication pipes. Water meters were also installed in 30,032 domestic properties under the free meter option scheme, whereby customers can have a meter fitted free of charge and are given an opportunity to switch to metered billing. Key outputs from the wastewater capital investment programme include works to address 43 unsatisfactory intermittent discharges (UIDs). The environmental regulation of wastewater and water and the environmental regulation of electricity distribution are described on pages 8 and 11 respectively.

The group cannot increase demand materially for its licensed multi-utility operations within its licensed area and, as detailed below, the group's licensed multi-utility businesses are restricted in their ability to increase prices. The principal strategy for these businesses is to control costs and exploit the advantages of owning and operating three utility networks with a largely common geography.

### Customers, billing and debt collection

United Utilities North West places great importance on customer relations. It manages the sales, billing, cash collection and debt management activities and systems for 3.1 million domestic and business customers in north west England and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities North West's aim is continually to improve the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 restricts the ability of a licensed water utility to terminate services to domestic customers for non-payment, customer relationship management is an important activity.

At present, United Utilities North West supplies around 20.4 per cent (by volume) of the UK large-user market (customers consuming more than 250 megalitres of water per annum). In the competitive industrial market, its activities include on-site treatment of wastewater and water at customers' premises (together with United Utilities Contract Solutions), and advice on controlling leakage at customers' premises and on the recycling of water. It also has responsibility for managing ongoing relationships with these customers and for growing the customer base.

### Wastewater collection, treatment and disposal operations

In accordance with its licence, United Utilities Water is responsible for the collection, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England. Surface water, mainly from groundwater infiltration and highway drainage, forms a major part of the wastewater which United Utilities Water must treat. In some cases, separate sewers are provided for foul water and surface water, so that uncontaminated surface water may be piped directly to a watercourse.

United Utilities Water's wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. Treated liquid final effluent is discharged into rivers, estuaries or via sea outfalls. A by-product of the treatment of wastewater is sewage sludge. Sewage sludge is also treated by a range of physical, chemical and biological processes. Currently, around three-quarters of the end-product is recycled to agricultural land as a soil conditioner or used in land reclamation, and one-quarter is incinerated or disposed to landfill. However, due to the government designating over 55 per cent of England as nitrate vulnerable zones (that is, zones that are subject to restrictions on the amount of nitrogen that can be applied to agricultural land), the amount of end-product that is recycled to agricultural land is likely to decrease quite significantly in the short to medium term, while the amount of end-product that is incinerated is expected to increase.



### Water supply operations, treatment and distribution

United Utilities Water obtains water from various sources including reservoirs, rivers and aquifers. The majority of its reservoirs are in the uplands of the Lake District and the Pennine Hills, areas with a higher than average rainfall. Conversely, the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population centre served by United Utilities Water, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchments, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

All water supplied is treated in order to meet the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, sedimentation, clarification and filtration and activated carbon adsorption for certain waters. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. In the calendar year 2005, the business continued to improve quality, with the Drinking Water Inspectorate reporting that the company achieved 99.94 per cent mean zonal compliance in the calendar year to December 2005 compared to 99.92 per cent the previous year.

Treated water is delivered to the end customer through a network of large diameter trunk mains to smaller trunk mains, service reservoirs and water towers, and distribution mains.

### Economic regulation of wastewater and water

The UK government awarded Instruments of Appointment ('licences') for the provision of wastewater services and water supply in 1989. These licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Water holds the licence for an area of north west England which comprises 3.1 million homes and businesses.

The Water Industry Act 1991 (the 'Act'), as amended by the Water Act 2003 (the 'WA 2003'), provides for the appointment (by way of licensing) of water and sewerage undertakers. Economic regulation pursuant to these licences is currently the responsibility of the Water Services Regulation Authority (until 31 March 2006 the Director General of Water Services). The Authority continues to be known as 'Ofwat'. Ofwat also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The changes introduced by the WA 2003 have now been fully implemented. The WA 2003 is intended to promote greater water conservation and planning for the future by water companies, revise the framework for water abstraction and impounding and help to build a more transparent regulatory environment.

The WA 2003 has extended opportunities for competition in the water industry in England and Wales by introducing a new framework for the licensing of water supply. From 1 December 2005, water supply licensees have been able to provide both retail supply (i.e. the supply by a licensee of water purchased from a water undertaker's supply system to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company's existing network for retail by the licensee to an eligible customer), to non-household users with an annual consumption of not less than 50 megalitres per year. A water undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of a fee and certain conditions and rights of refusal.

At the date of this report, four such licences have been granted. Ofwat has produced guidance for water supply licensing and published a Customer Transfer Protocol to facilitate the transfer of customers to a new licensee. In line with the new water supply licensing regime, from 1 April 2005 the threshold in the Act for an inset appointment (whereby one licensed undertaker replaces another for a specific non-household user) was also reduced from 100 to 50 megalitres per year. To date there have been no inset appointments granted which affect United Utilities Water's area. United Utilities Water had already developed and published policies which allow other companies access to its water networks in order to supply customers and to self-lay new water mains and service pipes. These policies have been further developed to facilitate competition in the industry under the WA 2003 and the company welcomes the new competitive developments in this field.

The establishment of Ofwat as a regulatory board to be known as the Water Services Regulation Authority from 1 April 2006 brings the water industry into line with other regulated industries where regulators have adopted a similar board structure. Appointments to Ofwat will be made by the Secretary of State for Environment, Food and Rural Affairs. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The previous Director General of Water Services, Philip Fletcher, has now been appointed chairman of Ofwat. The chairman will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour. A new independent Consumer Council for Water (the 'council') has replaced WaterVoice (previously Ofwat's National Customer Council) and the regional Customer Service Committees. The council came into being on 1 October 2005, accompanied by nine regional committees for England and one for Wales.

Ofwat must comply with the statutory duties set out in the Act. It may receive guidance from the UK government in areas such as social and environmental policy and its views on the approach to price setting, and in the performance of its statutory functions. However, Ofwat is not subject to direction about what those judgements should be and is independent of government ministers. Ofwat must exercise and perform its powers and duties in the manner that it considers is best calculated to:

- protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services;
- secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;
- secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and
- secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence are properly carried out.

The licences impose conditions on licensees, which Ofwat enforces along with licensees' principal duties under the Act. Licence conditions can be modified by Ofwat, either with the water undertaker's agreement or following reference to the Competition Commission for a decision on public interest grounds. However, reference to the Competition Commission is not required where the changes are necessary or expedient to implement the new licensing regime for the supply of water services to large non-household users.

United Utilities Water's licence contains similar restrictions to those contained in its electricity distribution licence. These restrictions include:

- non discrimination;
- restrictions on the payment of dividends – any dividends can only be made in accordance with a written dividend policy of the directors of United Utilities Water which has been accepted by Ofwat as not impairing its ability to finance its business;
- prohibition on cross subsidies between United Utilities Water and associated companies;
- restrictions on the lending of funds to an associated company – all transactions with associated companies must be on an arm's length basis. The consent of Ofwat is required before lending any funds to an associated company. Any such transactions should undergo a process of market testing or involve the associated company being paid prices no greater than the cost incurred in providing the goods and services plus a reasonable rate of return on any capital employed; and
- ringfencing of financial and management resources of the licensed business.

The licence may be terminated on 25 years' notice, with more immediate revocation in certain specific circumstances (including, for example, failure to comply with an enforcement order made by Ofwat).

The WA 2003 also introduced financial penalties for breach of licence conditions and other key duties to bring the industry into line with other regulated industries. From 1 April 2005, companies may face a fine of up to ten per cent of turnover for breaching licence conditions, standards of performance or other obligations. 'Turnover' is derived from the regulated activities for the preceding regulatory year (in effect, the latest set of regulated accounts), as more specifically set out in the Water Industry (Determination of Turnover for Penalties) Order 2005. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. These penalties can be appealed, on procedural grounds only, to the High Court. The new legislation also requires water companies to disclose any links between directors' pay and company performance.

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where Ofwat is satisfied that a licensee is in breach of the conditions of its licence, it has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, payment of compensation by the licence holder to the 'injured' party and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee's principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, Ofwat may, with the Secretary of State's consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

Ofwat regulates wastewater and water charges by capping the average increase in charges that a company can impose in any year. Ofwat conducts a periodic review and sets price caps every five years. It is currently consulting on the length for which prices should be set at the next periodic review in 2009. Options under discussion include both shortening and lengthening the current five-year period.

This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as 'K', which is specific to each company and which can vary for each year of the review period. The size of a company's K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital, and its operational and environmental obligations, taking into account the scope for it to improve its efficiency.

Unlike 'rate of return' economic regulation, such as exists in much of the United States, 'price cap' regulation in the UK is performance-based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the K factor at the subsequent price review. The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the last review, Ofwat set the following K factors; being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

| | |
|---|---|
| 2005/06 | 5.0 per cent |
| 2006/07 | 6.4 per cent |
| 2007/08 | 4.4 per cent |
| 2008/09 | 3.5 per cent |
| 2009/10 | 3.0 per cent |

This equates to a real (before or excluding inflation) average annual price increase over the five-year period of 4.5 per cent.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and Ofwat. This process, known as 'logging up and down', allows prices to be adjusted up or down at the next periodic review to compensate (companies or customers) for the unexpected change. In addition, where the change exceeds the specified materiality thresholds, the company can request, and Ofwat can instigate, a re-setting of its price limit during the five-year period, known as an Interim Determination of K ('IDoK').

All water and sewerage companies' licences now include a 'shipwreck' or 'substantial effect' clause, which allows companies' price limits to be revised when events beyond their control have a significant effect on their costs or revenues. This clause is now included in United Utilities Water's licence, allowing appropriate adjustment for unforeseen events both adverse and favourable.

**Environmental regulation of water and wastewater**

The water and wastewater industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard to, among other factors, the quality of treated water supplied and of wastewater treatment. European directives (including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive) are transposed into UK law by primary and secondary legislation such as the Water Supply (Water Quality) Regulations 2000, the Water Industry Act 1991, the Water Resources Act 1991 and the Environmental Protection Act 1990.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote the efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

- The Environment Agency, which is responsible for conserving and redistributing water resources and securing the proper uses of those resources, including the licensing of water abstraction. The Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;
- The Drinking Water Inspectorate, which enforces drinking water quality standards; and
- English Nature (intended to be re-formed as Natural England from October 2006), which is responsible for the protection of designated sites for nature conservation, e.g. Sites of Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets, English Nature is seeking improvements to approximately 50 per cent of the sites within United Utilities' ownership.

United Utilities Water expects regulatory regimes in the field of water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

- amendments to the Water Resources Act 1991 by the Water Act 2003, making new water abstraction licences time-limited and unused licences more easily able to be revoked or varied without compensation, and creating a new statutory right of civil action where water abstraction causes loss or damage. Water undertakers will have a duty to promote water conservation when carrying out their functions, and must publish drought plans and water resource plans. The government will also be able to require publication of flood plans showing the effect of a reservoir dam failure;
- The Water Framework Directive, transposed into UK law in 2003, which requires the UK government to:
  - establish comprehensive river basin management plans, with a first set of plans in place by 2009 followed by further sets of plans on a six-year cycle;
  - implement the actions in the first set of river basin management plans by December 2015 at the latest;
  - implement measures necessary to prevent deterioration in the ecological status of water bodies; and
  - achieve 'good' water status by 2027 at the latest.

  The Directive is likely to impact upon sewerage undertakers by requiring further improvements in discharges from wastewater networks and treatment works; and
- The Water Supply (Water Quality) Regulations 2000, which transpose into UK legislation the Drinking Water Directive and, in particular, introduce more stringent lead standards (ten micrograms per litre (10ug/l) from 25 December 2013) which will oblige water undertakers to carry out improvements to treatment works and distribution systems. To minimise lead concentrations at customers' taps, United Utilities Water installed additional phosphate dosing and pH control assets in the AMP3 period April 2000 to 31 March 2005. Over the same period, the company replaced 48,000 lead communication pipes with the agreement of the Drinking Water Inspectorate (quality regulator), and a further 113,000 were replaced as part of the routine maintenance programme. Despite these steps, United Utilities Water may not achieve the final lead standard (of 10ug/l) in a number of water supply zones unless some additional lead communication pipes are replaced. The company has agreed with the Drinking Water Inspectorate to replace up to 40,000 of its lead communication pipes in the period 1 April 2005 to 31 March 2010 (known as 'AMP4') and expects to replace up to 109,000 as part of its routine maintenance programme.
- The AMP4 Consumer Acceptability programme aims to improve the aesthetic quality of water for consumers, for example due to discolouration or taste and odour. This programme was subject to a Regulatory Impact Assessment conducted by the Department for the Environment, Food and Rural Affairs. In order to improve the acceptability of water to its

consumers and to reduce the risk of future discoloured water events, United Utilities has agreed a ten-year programme with the Drinking Water Inspectorate to clean and refurbish up to 602.2 km of its Large Diameter Trunk Mains and up to 4,689 km of smaller diameter mains, which have been subject to many years of iron and manganese deposition and corrosion.

The European Union Urban Wastewater Treatment Directive, which was transposed into UK legislation by the Urban Wastewater Treatment Regulations 1994, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continues to make progress towards achieving this for wastewater treatment works serving areas with a population equivalent of more than 2,000. The European Union Urban Wastewater Treatment Directive also requires measures to be taken to limit pollution from storm-water overflows. The group is currently in dialogue with the regulators in relation to the scope of works required in order to meet this obligation and related regulatory requirements.

There are ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Directive. The European Commission has sent a reasoned opinion to the United Kingdom for failure to designate, and to review correctly, sensitive and less sensitive areas. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of this legal action, it could lead to the designation of some of the Irish Sea as a sensitive area. This, in turn, could lead to requirements being placed upon United Utilities Water to reduce the levels of some nutrients in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

There are, in addition, other ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive, but these do not directly concern United Utilities Water's appointed area.

Pursuant to the European Union Bathing Water Directive, the objective of which is to protect public health and the environment from faecal pollution at bathing waters, the Environment Agency samples and analyses certain designated bathing waters around the UK coast for the presence or absence of various bacteria. A revised Bathing Water Directive entered into force in March 2006, introducing more stringent microbiological standards. United Utilities Water's programme of wastewater network and treatment projects relating to its operational facilities to improve the quality of, and meet the required standards for, bathing waters in north west England, continues.

There are proposals progressing at the European level which, if finally adopted, will amend the Directive on the use of sewage sludge on agricultural land so as to introduce tighter limits for metals in sludge. While United Utilities Water's preferred route of disposal for sewage sludge remains spreading on agricultural land, it is taking steps to ensure that it has sufficient disposal capacity if that route ceases to be acceptable, including the construction of new incinerators.

Complaints of odour from wastewater treatment works could be actionable as statutory nuisance under the Environmental Protection Act 1990. Ofwat's final determination of December 2004 allowed United Utilities Water expenditure of £29 million to deal with odour, of which £11 million relates to activity at three of its treatment works. A voluntary code of practice on such odour problems was published by the Secretary of State on 19 April 2006.

A test case decision of the High Court in January 2006 that certain of United Utilities Water's wastewater treatment plant operations should, in addition, be regulated under the Pollution Prevention and Control Regulations, may, depending upon the outcome of an appeal, result in increased costs of compliance with environmental legislation in relation to such operations.

As part of the five-year periodic review of prices, Ofwat takes into consideration the capital investment programme which United Utilities Water needs to achieve in order to comply with environmental legislation.

### Electricity distribution

United Utilities Electricity owns the distribution network which carries electricity from the National Grid along power lines to consumers' premises on behalf of the electricity supply companies who are United Utilities Electricity's customers. The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions, energy efficiency measures and other factors. The electricity distribution business is a regulated business in which the average increase in charges, which a company may impose in any year, is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of United Utilities Electricity also depends upon efficiency, achieved by reducing and controlling costs, and providing high standards of service.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the financial year ended 2006, sustaining the business's high level of performance in managing the network to maintain constant supplies for consumers. All the overall standards of performance set by the Gas and Electricity Markets Authority (the 'electricity regulator') were achieved.

Under the regulatory interruptions incentive scheme, United Utilities Electricity has been set network performance targets for the number and duration of customer supply interruptions. The average number of interruptions per 100 consumers per annum was 49.8+, out-performing the regulatory target for the year of 57.2. The average number of minutes for which consumers were without supply was 47.5+, beating the regulatory target for the year of 59.8 minutes. (Figures in this paragraph denoted by + are unaudited by Ofgem at the date of this report).

### Economic regulation of electricity distribution

The electricity industry in Great Britain is regulated under the Electricity Act 1989 (the 'Electricity Act'), the Utilities Act 2000 (the 'Utilities Act') and the Energy Act 2004 (the 'Energy Act') by the Gas and Electricity Markets Authority (GEMA). GEMA governs and acts through the Office of Gas and Electricity Markets ('Ofgem'). The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of GEMA. GEMA also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

GEMA is led by a chairman who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. This is in contrast to regulators in some states of the United States who hold public office and are required to stand for public election. The current chairman is Sir John Mogg, who was appointed from October 2003 for a period of five years.

GEMA must comply with the statutory duties laid down in the Electricity Act as amended by the Utilities Act. In doing so, GEMA may receive guidance from the UK government in areas such as social and environmental policy. In carrying out its statutory duties, GEMA is required to exercise judgement, but is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of GEMA may only be removed from the post for incapacity or misbehaviour.



The primary duty of GEMA is to protect the interests of consumers, wherever appropriate, by promoting effective competition. In carrying out this duty, GEMA is required to have regard to:

- the need to secure that all reasonable demands for electricity are met; and
- the need to secure that licence holders are able to finance their activities.

The UK government awarded electricity distribution licences in 2001. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Electricity holds an electricity distribution licence that authorises it to distribute electricity anywhere in Great Britain. Under that licence, United Utilities distributes electricity across its distribution system covering an area in north west England comprising 2.3 million consumer premises.

United Utilities Electricity's electricity distribution licence contains similar restrictions to those contained in United Utilities Water's water licence. These restrictions include:

- non discrimination;
- restrictions on the payment of dividends – the board of directors must provide a certificate of compliance before declaring dividends affirming they are satisfied that the business is complying with relevant licence obligations including that it has sufficient resources and that the making of the distribution will not cause it to be in material breach of any of the obligations in the future;
- prohibition on cross subsidies between the electricity distribution business and associated companies;
- restrictions on the lending of funds to an associated company – the consent of GEMA is required before lending any funds to an associated company which is not on an arm's length basis;
- ringfencing of financial and management resources of the licensed business; and
- restriction on the disposal of any asset forming part of the distribution system.

Licence conditions can be modified by GEMA either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following reference to the Competition Commission for a decision on public interest grounds. The licence can be terminated on 25 years' notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by GEMA. Breach of a licence condition can attract fines of up to ten per cent of the licensed company's turnover. Ofgem has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. Any such penalty can be appealed, on procedural grounds only, to the High Court.

In practice, many regulatory issues arising between licensees and GEMA are settled without the need to resort to formal proceedings. However, where GEMA is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action) compliance can be enforced by the courts and ultimately GEMA may revoke the licence.

The Energy Act 2004 introduced a special administration regime, applicable to the holders of electricity distribution licences, similar to that provided for the water sector. GEMA or the Secretary of State can appoint a special administrator to take over the management and operation of the company to secure its financial recovery in the event of actual or threatened insolvency of the licensee.

GEMA consulted during 2005 on proposed modifications to all distribution licences designed to preclude discrimination by distribution network operators in the provision of 'point of connection' information to connections providers. Distribution licences were subsequently amended in November 2005.

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards take the form of guarantees at the individual customer level and are subject to monitoring and compliance audits. Failure to meet guaranteed standards of performance will result in a prescribed compensation payment to the customer concerned. In addition, GEMA can impose fines on companies that fail to achieve the guaranteed standards or are in breach of other licence obligations.

GEMA regulates electricity distribution charges by capping the average charges that a company can impose in any year. GEMA conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as 'X' which is specific to each company and which can vary for each year of the review period. The size of a company's X factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review was completed at the end of 2004 and covers the period from 1 April 2005 to 31 March 2010. For the 2005-10 review period, United Utilities Electricity was allowed a real (excluding inflation) price increase of 8.2 per cent in 2005/06 followed by constant real prices thereafter.

Unlike 'rate of return' economic regulation, such as exists in many states of the United States, 'price cap' regulation in the UK is performance-based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers via the price setting process. The cost of any under-performance due to poor management is borne by the companies. An incentive scheme was introduced by GEMA in April 2002 which provided greater focus on three specific service areas: number of interruptions to customers' supplies; length of those interruptions; and quality of the telephone response to customers. GEMA consulted on its approach to the incentive scheme as part of the price control review; including the form of the scheme, targets and associated costs. It was agreed that the distribution network operators' performance in those areas would continue to be incentivised. Under the scheme, United Utilities Electricity is subject to annual rewards and penalties depending upon its performance against pre-specified targets. Both rewards and penalties under the incentive scheme are capped at 3.0 per cent of annual revenues.

GEMA has been consulting on the structure of electricity distribution charges since 2000. As a result of this consultation, there has been one significant amendment made to all distribution licences, including United Utilities Electricity's. From 1 April 2005, distribution network operators have been obliged to produce and implement charging methodologies (for both connection to and use of their distribution systems) as a result of the collective modification of the standard licence condition relating to the distribution use of system charges. The methodologies are required to set out the principles and methods by which electricity distribution charges will be calculated, including cost reflectivity and facilitating competition, and must be approved by GEMA. United Utilities methodology statement was initially approved by GEMA subject to clarification required on proposed extra high voltage (EHV) charges and reactive power charges. These clarifications have since been provided and the statement has been approved by GEMA.

GEMA has been consulting on the future governance of commercial contractual arrangements that have previously been governed by the Distribution Use of System Agreements. Ofgem propose to replace the current bilateral agreements with a single multilateral contract, the Distribution Connection Use of System Agreement (DCUSA), as it feels that it will improve transparency.

**Environmental regulation of electricity distribution**
All electricity companies have a general duty under the Electricity Act to have regard to the desirability of environmental preservation and conservation and the protection of Sites of Special Scientific Interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. In response to discussions with environmental organisations in United Utilities Electricity's operating area, and with the backing of Ofgem, the company has undertaken work to assess the cost of converting from overhead cables to underground cables in designated areas on aesthetic grounds. There is a small allowance of £5 million allowed by Ofgem for such work over the period 2005-10.

United Utilities Electricity, in common with all other UK electricity companies, owns and operates pressure-assisted high voltage cables. These operate at voltages of 33,000V and 132,000V. These cables are either filled with nitrogen gas or an insulating liquid. United Utilities operate both types, having 620km of the latter type of cable. Cables of the latter type are pressurised with a light 'oil' type fluid. In the main the fluid is biodegradable, although some older cables are pressured with a variety of fluid that is not. The potential for loss into the environment of the fluid, due to leaks or third party damage, is recognised nationally by all electricity companies and the Environment Agency (EA). In order to mitigate the effects of any losses, United Utilities Electricity is party to a national code of practice agreement with the EA. In the last five years, the company has worked to minimise losses into the environment and has reduced annual loss to around 25kl from a high of 48kl in 2000 – 2001. As part of the monitoring system, United Utilities Electricity has developed and implemented a new software-based management system to identify and categorise leakage allowing rapid deployment of resources to protect the environment.

The possibility that electric and magnetic fields (EMFs) may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether EMFs have an adverse impact on health. A large epidemiological study – the UK Childhood Cancer Study – reported in December 1999 that there was "no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukemia, cancers of the nervous system, or any childhood cancer". International bodies such as the World Health Organisation and the International Agency for Research on Cancer and, in the UK, the National Radiological Protection Board (NRPB) have investigated this issue and have concluded that there is no established causal link between EMFs and ill health. The NRPB was the UK body with statutory responsibility for advising on EMFs until April 2005 when it was subsumed into the Health Protection Agency (HPA), which has taken on its radiation protection functions.

In March 2001, the NRPB published a review of the state of the science and concluded "for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukemia or other malignant disease". However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukemia in children but the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukemia in children. In the spirit of the precautionary approach, the NRPB published in May 2003 a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted. Most recently, a report published by the Childhood Cancer Research Group (CCRG) strengthened the evidence that childhood leukemia rates are slightly higher near power lines, but leaves the question of what causes this more confused than before, stating that: "There is no accepted biological mechanism to explain the epidemiological results; indeed, the relation may be due to chance."

The independent Advisory Group on Non-ionising Radiation (AGNIR), which reports to the Board of the HPA, has issued several reports relating to EMFs, considering their possible link with an increased risk of cancer, including childhood leukemia. AGNIR consider there to be insufficient newly published research that would, at present, justify the development of any update to the 2001 NRPB report.

United Utilities Electricity, in line with other Energy Networks Association (ENA) member companies, carries out its activities in accordance with Health Protection Agency guidance. The ENA is the trade association for electricity companies in the UK. The ENA and its member companies are committed to responsible behaviour in the light of the scientific evidence, including considering any appropriate precautionary actions. United Utilities Electricity believes that present evidence does not justify any change in the electricity industry's operating practices, or the everyday utilisation of electricity by its customers, but United Utilities Electricity keeps this under review and looks to the Health Protection Agency and UK government for advice on the issue.

### Infrastructure management

Contract Solutions has three distinct market-facing businesses:

- Utility Solutions – develops and operates contracts in the UK applying the group's core infrastructure management skills;
- International – responsible for applying the group's core infrastructure management skills in selected overseas markets; and
- Industrial and Commercial Solutions – provides services to the public sector and commercial market, including multi-utility connections, metering services, water and liquid waste treatment services and facilities management.



The financial year ended 31 March 2006 was the first full year of operations, following a business reorganisation in 2004 aimed at delivering future sales and profit growth through clearer focus on target markets.

#### Utility Solutions

The business develops and operates contracts in the UK utility market, serving over 12 million people in the UK. It has a focused approach to pursuing opportunities, with the objective of securing long-term operational sources of income while limiting overall financial exposure.

During the year, the business secured two major new utility outsourcing contracts. In April 2005, the business successfully commenced a five-year contract to deliver Southern Water's capital investment programme as part of a consortium. In June 2005, Contract Solutions acquired a 15 per cent stake in a consortium that purchased the north of England gas distribution network from National Grid Transco. Utility Solutions secured a £1.1 billion eight-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium.

2005/06 was the first year of the new operations and maintenance contract with Dwr Cymru Welsh Water for up to 15 years, continuing the relationship following the expiry of the first four-year contract on 31 March 2005. Under the new contract, the business provides water and wastewater services in North Wales, and water services in South Wales. The business also provides shared services throughout Wales, including education and conservation activities and transport.

The business continued to play a leading role in the delivery of part of Scottish Water's four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water to improve its services to 2.2 million homes and businesses across Scotland.

Prior to the approval of bids for new contracts, a full risk analysis is carried out to assess the risks associated with a project and to ensure that they are mitigated to the appropriate extent, dependent upon expected returns and the expected degree of control over the risks.

#### International

The International business develops and operates contracts in selected overseas utility markets and serves over 7.4 million people outside the UK. In Australia, the business focus is on maintaining the current portfolio of contracts and securing long-term investment returns and operational sources of income while managing the overall exposure from the contracts. Elsewhere, the overseas business focus will be on pursuing long-term operations and maintenance opportunities, primarily in the Gulf regions, with other existing international investments being managed alongside any existing UK investments.

The business continued to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia and Bulgaria.

In June 2005, the Tallinn concession company Tallinna Vesi was successfully listed on the Estonia Stock Exchange through an Initial Public Offering. The International business participated in this process by placing part of its total shareholding in the business, reducing its stake to 11.5 per cent, but it remains the designated international operator to the concession.

Generally, the joint ventures have limited recourse to United Utilities. However, the business has performance bonds and guarantees in place supporting joint venture operations (see 'Performance guarantees' on page 25) and in some cases there are bank letters of credit supporting equity commitments.

On page 25 there is a discussion on the impact of foreign currency fluctuations and the extent to which foreign currency net investments are hedged by currency borrowings.

The International business is affected by a variety of regulatory regimes and regulatory risks, which are accepted to varying degrees by the client, the concession company and/or the operator. For those contracts where it is the operator, United Utilities is not the licensed entity but it may be a direct or indirect investor in the licensed entity.

In 2002, United Utilities completed its withdrawal from infrastructure management in the Americas by withdrawing from IEBA, the Argentine electricity utility. It disposed of its minority interest in IEBA on 28 April 2005. IEBA defaulted on its repayments to bondholders in September 2002. There is no recourse to the group in respect of these debts and the group has no further balance sheet exposure to IEBA.

#### Industrial and Commercial Solutions

Industrial and Commercial Solutions is comprised of four distinct businesses:

- Connections – the Connections business provides multi-utility connections to connect domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water, gas and telecommunications infrastructure. During the year ended 31 March 2006, the business re-focused its sales and marketing effort towards long-term strategic customers and larger projects, and this review of business operations led to the closure of out-of-area offices in Cardiff, Leatherhead and Falkirk, with contracts centrally managed from the Preston office. This business secured £40 million of orders in the year ended 31 March 2006, including £16.1 million out-of-area orders;
- Metering – the metering business provides installation and maintenance services for electricity, water and gas meters.

In the year ended 31 March 2006, the business installed 69,000 new water meters and installed or exchanged 126,000 electricity meters in north west England under a contract with United Utilities North West. In addition, 402,000 gas meter installations and 152,000 electricity meter installations were carried out under a contract with British Gas Trading which runs up to January 2009. Under this contract, both gas and electricity meters are installed by the metering business, with rental income then being received for up to 20 years after installation by a joint venture company which owns the meter assets and in which the group has a 50 per cent interest;

- Industrial – this business is a provider of specialist water and liquid waste services to industrial customers in the UK. In many instances, liquid waste is treated on site, under contract to the customer, in a dedicated facility which is constructed and owned by the business. The business also owns two sites for the receipt and treatment of tankered liquid waste from customers. The Industrial business currently treats approximately 11 million tonnes of wastewater a year; and
- Facilities Management and Energy Services – the Facilities Management business manages properties for clients under contract. The scope of operations includes arranging site services such as reception and cleaning, managing vacant space and office management. During the year ended 31 March 2006, the business successfully mobilised two new local authority public sector facilities management contracts at Thurrock and Hertfordshire. The Energy Services business provides energy efficient infrastructure, such as lighting, to customers.

### Business process outsourcing

Vertex commenced trading in the UK in 1996. It is now a leading provider of business process outsourcing and technology services. The company develops and implements a range of outsourcing solutions for many leading organisations based on a diversified portfolio of long-term contracts across private enterprise, financial services, utility, central and local government sectors.

In May 2005, Vertex entered the UK and Canadian financial services' sectors through the acquisition of Marlborough Stirling plc, a provider of outsourcing and technology services. Subsequently Vertex extended its presence in this sector through the acquisition of 1st Software Group Limited in March 2006.

Vertex also has a presence in the North American utility sector, which it entered through the securing of contracts with Hydro-One in March 2002, and NiSource in June 2005.

Capital expenditure in the year ended 31 March 2006 was £205.0 million (2005: £42.0 million).

Operating and financial review

## People – key contributors to corporate success

**Table 2: People – key contributors to corporate success**

| Number of employees – financial year ended 31 March | 2006 | 2005 |
|---|---|---|
| Licensed multi-utility operations | 4,775 | 4,889 |
| Infrastructure management | 3,269 | 2,510 |
| Business process outsourcing | 8,203 | 7,693 |
| Telecommunications (discontinued operation) | 653 | 682 |
| Other activities | 129 | 161 |
| Average number of persons employed by the group during the year | 17,029 | 15,935 |

Substantially all of the group's employees are based in the United Kingdom.

Good industrial relations remain a priority for United Utilities across the whole of its business and parts of the group have been recognised in the UK for excellence in this area. The group continues to recognise and work in partnership with a range of trade unions across the sectors in which it operates. A statement of principles governs the approach to labour relations across the group.

In summary:

- Licensed multi-utility operations – 99 per cent of employees within United Utilities North West are now represented by trade unions for collective bargaining purposes under the terms of a voluntary collective agreement, underpinned by the 'Together in Partnership' agreement. This Partnership is continuing to develop and is now being supported by joint training programmes, which have been very well received. The relationships with key union players are maturing and the company has received positive feedback from the unions on the partnership approach;
- Infrastructure Management – approximately 72 per cent of employees within United Utilities Contract Solutions are now represented by trade unions for collective bargaining purposes, which includes employees engaged on the Northern Gas Networks contract who transferred into the business during 2005. Other employees are employed on personal contracts and are not covered by collective bargaining arrangements. A review of union relationships has taken place in a number of business areas and these are being managed at a local level due to the diverse nature of the business and the different contracts operated by the business. A range of collective bargaining agreements exist which have been inherited following the TUPE transfer of employees from other employers. Relationships between the individual business areas and the unions continue to develop and positive feedback has been received on the partnership approach being adopted, particularly in the Welsh Water business. The aim is to embed partnership working within other business areas during 2006. As part of this development process, joint training programmes have been taking place between the individual business areas and unions, facilitated by the Partnership Institute; and
- Business process outsourcing – around 45 per cent of the Vertex workforce is covered by collective bargaining arrangements and this is increasing as Vertex acquires new contracts in the public sector in the UK. Vertex has a progressive approach to partnership with its trade unions and has been recognised externally for best practice in this area. The 2005 pay review process was exemplary with high levels of co-operation between the parties.

United Utilities remains committed to maintaining high standards of health and safety in every area of its business. The group's health and safety aims and objectives are integrated into the business planning processes. Progress is monitored regularly at all levels throughout the business.

The group's risk profile is diverse and changing, as would be expected in a large multi-utility organisation. The company had 74 accidents in 2005/06 which were reportable under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations (RIDDOR) and a total of 103 lost-time accidents. These resulted in 2,173 working days lost, a rate of 11,564 per 100,000 employees. The Accident Incidence Rate (AIR) per 100,000 employees for the year was 548. This was below the AIR target of 660 set for the year. Performance targets have been reviewed and aligned to the HSE 'Revitalising Health and Safety' strategy. Retrospective and forward-looking targets have been set to achieve a ten per cent year-on-year reduction to the AIR and accident-related lost-time rate as calculated from the year 2000 through to 2010.

A short-term (18-month) strategy was developed with the primary aim of aligning the business health and safety management systems to one consistent framework. Five group-wide 'Key Policy Objectives' were identified for 2005/06 and a further five have now been developed for the 2006/07 financial year.

The main areas of progress in 2005/06 were the introduction of a 'Key Performance Indicator' reporting process that measured reactive (lagging) and proactive (leading) indicators, implementation of a group-wide system to monitor work-related pressure, a review and benchmarking of occupational road-risk management measures and improvements to internal and external health and safety reporting via the internet and the company's intranet.

Business continuity across United Utilities was reviewed in 2005/06 resulting in the revision of the Corporate Emergency Response Plan. A Virtual Watch Team was also established to monitor continually 'rising tide' threats to the business and to advise the Business Continuity Steering Group and executive management as appropriate. A strategy for managing the threat of an influenza pandemic has been agreed by the board which includes a crisis management structure and escalation model, based on advice from Defra and the UK Department of Health.

The involvement of all staff in these initiatives is a prerequisite and the group has continued to work in partnership with a range of trade unions and employee representatives operating across the businesses. These processes will continue and will be developed further over the year ahead.

The group is committed to improving its employees' skills through training and development and nurturing a culture in which employees feel valued. The group encourages employees to work to their full potential and respects the dignity and rights of every employee and supports them in performing various roles in society. The group also challenges prejudice and stereotyping. The group is equally committed to involving employees through open and regular communications about business developments and issues of general interest, both formally and informally.

The group is committed to fulfilling its obligations in accordance with the Disability Discrimination Act 1995 and best practice. As an equal opportunities employer, the group gives equal consideration to applicants with disabilities in its employment criteria and will modify equipment and working practices wherever it is safe and practical to do so, both for new employees and for those employees that are disabled during the course of their employment. Additionally, the group is committed to providing full support and appropriate training for employees who become disabled during the course of their employment so that they can continue to work in a position appropriate to their experience and abilities.

As at 31 March 2006, United Utilities Water had the principal operating facilities shown in table 3, all of which are owned by United Utilities Water and are freehold, except Sandon Dock which is leasehold. United Utilities Water's wastewater operations involve owning and managing assets, which include:

- 40,325 kilometres of sewers;
- 1,739 pumping stations;
- 371 storage tanks;
- 3,076 combined sewer overflows;
- 583 wastewater treatment works; and
- 34 sludge treatment facilities.

**Property**

**Table 3: Property**

| Location | Description | Approximate area in hectares |
|---|---|---|
| Bowland Estate, Lancashire | Reservoir/gathering grounds | 10,120 |
| Haweswater Estate, Lake District, Cumbria | Reservoir/gathering grounds | 9,900 |
| Longdendale Estate, Derbyshire | Reservoir/gathering grounds | 7,490 |
| West Pennine Moors, Lancashire | Reservoir/gathering grounds | 6,872 |
| Thirlmere Estate, Lake District, Cumbria | Reservoir/gathering grounds | 4,850 |
| Huntington, near Chester, Cheshire | Water treatment works | 107 |
| Davyhulme, Greater Manchester | Wastewater treatment works | 89 |
| Prescot, Merseyside | Water treatment works | 84 |
| Woodgate Hill, Greater Manchester | Water treatment works | 40 |
| Shell Green, Widnes, Cheshire | Sludge processing centre | 12 |
| Watchgate, Cumbria | Water treatment works | 12 |
| Sandon Dock, Liverpool | Wastewater treatment works | 8 |

**Note:**
One hectare equals 2.47 acres.

United Utilities Water's water operations involve owning and managing assets which include:

- 184 raw water impounding reservoirs and associated catchments;
- 1,444 kilometres of raw water aqueducts;
- 113 water treatment works;
- 1,443 kilometres of treated water large diameter trunk mains;
- 455 service reservoirs and water towers storing treated water;
- 626 pumping stations; and
- 39,919 kilometres of trunk and distribution mains.

As at 31 March 2006, United Utilities Electricity's facilities included 13,525 kilometres of overhead lines, 42,930 kilometres of underground cables (operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts), 18,100 ground mounted substations and 16,730 pole mounted transformers. United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act.

However, United Utilities Electricity has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner/occupier. United Utilities Electricity does not anticipate that any significant relocation of these facilities will be required, although any relocation of a major portion of these facilities would have a material adverse effect on the business and financial position of United Utilities Electricity. Ground mounted sub-stations are situated on properties either owned by United Utilities Electricity or held under lease. Pole mounted transformers are generally held under wayleave agreements. United Utilities Electricity anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect upon United Utilities Electricity.

At 31 March 2006, Contract Solutions' key facilities were leased head office accommodation in Birchwood, Warrington and Industrial & Commercial Solutions' offices at Old Trafford, Manchester. In addition to these sites, the business occupies various properties in support of specific contracts, typically within the geographic boundaries of the contracts, both in the UK and overseas. These sites consist of offices, depots and operational facilities that are primarily owned or leased by the client. It is anticipated that the business will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the business.

Vertex's facilities include leased customer management centres and support offices at Knowsley, Prescot, Warrington, Whitehaven, Edinburgh, Nairn, Forres, Dingwall, London, Birmingham, Speke, Grays, Stevenage, New Delhi (India) and in Denver (Colorado,USA). Properties in Warrington and Manchester are leased from the group's infrastructure management business. Its head office has moved to Prescot and it is currently marketing the former head office building in Manchester.

Following the acquisition of Marlborough Stirling, now known as Vertex Financial Services Division, Vertex also leases premises in Bristol, Basingstoke, Cheltenham, Chester and Cobham. There are overseas operations in Douglas (Isle of Man), Dublin (Ireland), Toronto and Vancouver (Canada) and Lugano, (Switzerland). Vacant premises in Cheltenham, Frimley and Woking are currently being marketed.

In addition to the properties described above, the group occupies various non-operational properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the company or leased. It is anticipated that the company will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the company. The most significant of these non-operational properties are: the company's London office, which is leased by the company; the company's headquarters in Warrington which is owned by United Utilities Property Solutions; United Utilities Water's operations and customer centres in Warrington, which are owned by United Utilities Water and United Utilities Electricity's operations; and customer centres in Manchester, which are owned by United Utilities Electricity. United Utilities Contract Solutions' head office in Warrington is leased.

In February 2004, the company, through a subsidiary, entered into a 15-year joint venture agreement with Amec Developments Limited to develop land at Lingley Mere, Warrington. Over a period of time, the company will invest up to £20 million in this joint venture, mainly in the form of land.

The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. The company is not aware of any liability which it may have under the regime, which will have a material adverse impact on its businesses.

The company believes that all of its properties are in a reasonable state of repair and are adequate for their purpose. The company has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. It is not aware of any material environmental issues which would prevent the anticipated utilisation of the above-mentioned properties. Some non-operational areas of United Utilities Water's wastewater treatment works, including Irlam, Manchester, may be affected by contamination. At present, it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the company's results.

**Customer interruptions to electrical supply per 100 customers (2005/06)**

# 49.8

(2004/05: 47.0)



In this section, references to segmental operating profit are defined as segmental operating profit before restructuring costs and the amortisation of certain intangible assets for a segment as shown in note 1 of the consolidated financial statements on page 75.

### Non-GAAP measures

The group gives certain additional information in order to provide an increased insight into the underlying performance of the business, in line with management's own view. An explanation of these presentations is given below.

a.Operating profit from continuing operations before restructuring costs; and

b. Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39 'Financial Instruments: Recognition and Measurement'

Operating profit from continuing operations before restructuring costs can be derived from the consolidated income statement of the consolidated financial statements. The board believes this financial measure provides useful information to investors as it is the measure that management uses to evaluate trading performance.

It therefore aligns the performance measure reported to investors with that used by management to monitor performance and allocate resources within the business. Operating profits from continuing operations before restructuring costs are used to evaluate the trading performance of the group, because management believes that the exclusion of restructuring costs (which, by virtue of their size, are disclosed separately and may vary significantly each year) provides a more accurate comparison of annual performance.

Management believes that providing additional measures under IFRS (as reconciled in tables 4 and 5) which remove the negative impact of restructuring, gives a clearer understanding of the group's core trading activities, is of relevance in assessing the future direction of the group and clarifies the trends in trading performance.

Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39 can be derived from the consolidated income statement of the financial statements and is reconciled to profit before taxation from continuing operations in table 5. The board believes this financial measure provides useful information to investors as it is one of the measures that management uses to evaluate trading performance. Management believes that the exclusion of the impact of IAS 39, which has introduced some volatility to the income statement provides a more accurate comparison of annual performance.

Table 4:

| For the year ended 31 March | 2006 £m | 2005 £m |
|---|---|---|
| Operating profit from continuing operations | **740.0** | 651.4 |
| Restructuring costs | **25.5** | 29.7 |
| Operating profit from continuing operations before restructuring costs | **765.5** | 681.1 |

Table 5:

| For the year ended 31 March | 2006 £m | 2005 £m |
|---|---|---|
| Profit before taxation from continuing operations | **439.3** | 367.6 |
| Restructuring costs | **25.5** | 29.7 |
| Fair value loss on debt and derivative instruments | **15.7** | – |
| Profit before taxation from continuing operations before restructuring costs and the impact of IAS 39 | **480.5** | 397.3 |

Although the board uses these non-GAAP financial measures to analyse trading performance, operating profit from continuing operations as shown on the face of the income statement, which is reconciled to operating profit from continuing operations before restructuring costs in table 4, and profit before taxation from continuing operations as shown on the face of the income statement, which is reconciled to profit before tax from continuing operations before restructuring costs and the impact of IAS 39 in table 5, should also be considered.

c. Segmental operating profit from continuing operations before the amortisation of certain intangible assets and restructuring costs

Segmental operating profit before the amortisation of certain intangible assets and restructuring costs is directly derived from note 1 of the consolidated financial statements. The adjustment for the amortisation of certain intangible assets relates to amortisation charged to the income statement during the year in respect of intangible assets arising on acquisitions undertaken since the date of transition to IFRS 3 'Business Combinations' (1 April 1999). Prior to the adoption of IFRS, the value of such intangible assets would have been reflected within goodwill.

The board considers removing the negative impact of this intangible asset amortisation charge from the segmental operating profit/(loss) to be relevant due to the size of the charge relative to the results of the business process outsourcing segment following the acquisition of Marlborough Stirling Group plc.

Further, the board considers that the removal of the negative impact of restructuring gives a clearer understanding of segmental trading performance, is of relevance in assessing the future direction of the segments and clarifies the trends in trading performance.

**Average number of employees by business segment 2005/06**



- Licensed multi-utility operations **4,775** (28.0%)
- Infrastructure management **3,269** (19.2%)
- Business process outsourcing **8,203** (48.2%)
- Discontinued/other **782** (4.6%)

Table 6a:

| Year ended 31 March 2006 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m |
|---|---|---|---|
| Segmental operating profit from continuing operations before the amortisation of certain intangible assets and restructuring costs | 652.3 | 95.5 | 20.8 |
| Amortisation of certain intangible assets | – | (1.1) | (8.7) |
| Restructuring costs | (0.1) | (4.7) | (20.7) |
| Segmental operating profit/(loss) | 652.2 | 89.7 | (8.6) |

Table 6b:

| Year ended 31 March 2005 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m |
|---|---|---|---|
| Segmental operating profit from continuing operations before the amortisation of certain intangible assets and restructuring costs | 564.6 | 90.0 | 24.3 |
| Amortisation of certain intangible assets | – | 0.6 | (3.2) |
| Restructuring costs | (22.9) | (1.5) | (4.9) |
| Segmental operating profit | 541.7 | 89.1 | 16.2 |

In assessing the financial position and results of the segments, management believes that providing this additional measure gives a clearer understanding of the underlying trading performance.

d. Borrowings net of cash and short-term deposits

Borrowings, net of cash and short-term deposits can be derived from the consolidated balance sheet of the financial statements. This measure, which is analysed in table 7 below, is used to assess the group's liquidity position by reference to the group's committed level of funding. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

Table 7:

| For the year ended 31 March | 2006 £m | 2005 £m |
|---|---|---|
| Borrowings – current | (619.1) | (512.3) |
| Borrowings – non-current | (5,081.1) | (4,669.0) |
| Cash and short-term deposits | 1,513.5 | 902.7 |
| Borrowings net of cash and short-term deposits | (4,186.7) | (4,278.6) |

e. Adjusted basic earnings per share (note 9)

Adjusted basic earnings per share relating to continuing operations excludes deferred taxation, the impact of IAS 39 and restructuring costs. In the opinion of the directors, this provides for a more representative view of underlying performance.

The adjustment for deferred taxation is consistent with the Ofwat treatment of deferred taxation in its price setting methodology.

Where these non-GAAP measures are included elsewhere in the annual report and Form 20-F (as indicated by the symbol *), the above definitions should be referred to.

Group results

Overview

United Utilities delivered another strong financial performance in the year to 31 March 2006. Profit before taxation before restructuring costs and the impact of IAS 39* increased to £480.5 million, an increase of 20.9 per cent. Operating profit from continuing operations before restructuring costs* increased by 12.4 per cent to £765.5 million.

The regulated business had a successful year with segmental operating profit* up 15.5 per cent, in part benefiting from the planned re-scheduling of the infrastructure renewals programme, which has resulted in the deferral of around £15 million of expenditure to 2006/07 and 2007/08. Capital investment across the regulated water, wastewater and electricity operations totalled £582.2 million. For the sixteenth consecutive year, capital expenditure has exceeded the profit earned for shareholders as the company invests to improve quality and service for its customers.

United Utilities Contract Solutions has delivered impressive growth by using the group's core utility skills and further consolidated its position as the leading utility infrastructure outsourcing company in the United Kingdom. As the infrastructure management business grows, it provides the opportunity for the group to benefit from further economies of scale and exchange of best practice. The mobilisation of a number of significant new contracts during the year led to a 35.2 per cent increase in revenue. A focus on strong performance, driven from the disciplines of operating within robust contractual frameworks, provides a solid base from which to pursue other infrastructure outsourcing opportunities.

Vertex has successfully renewed a number of significant contracts and has adjusted its cost base to enhance the business's competitiveness. Vertex Financial Services has built on the Marlborough Stirling acquisition through the purchase of 1st Software Group Limited and will provide independent financial advisers with a single system covering the front and back office, enhancing its market offering and providing the opportunity to drive growth. Since the start of the financial year, new contracts valued at more than £40 million have been signed in the life and pensions business of Vertex Financial Services. It has a pipeline of opportunities going forward worth over £300 million, with many of the potential outsourcing contracts offering relatively attractive margins.

Following the successful completion of the second stage of the rights issue in July last year, the group took advantage of the favourable market opportunities to raise long-term, index-linked debt. Since September 2005, a total of £600 million of this debt has been issued, with maturities ranging from 30 to 43 years and real interest rates ranging from 1.3 to 2.0 per cent. A drawdown of around £200 million has also been agreed from a ten-year loan facility provided by the European Investment Bank, in the form of index-linked debt with an effective real interest rate of 2.25 per cent. In addition to providing a good match for the group's revenue profile which is linked to inflation, the relatively low cost of this funding has secured substantial additional value for shareholders. This represents out-performance of over £80 million when compared with the regulator's cost of debt allowance for the current five-year period.

During the year, the company's pension scheme investments achieved an average investment return of around 23 per cent across all asset classes. Following the £320 million lump sum prepayment made in March 2005, which rolled-up the 2005-10 contributions, the pension schemes are showing a net surplus of £19.3 million at 31 March 2006.

Strategy and outlook

In the regulated businesses good progress has already been made in meeting the efficiency challenges set by the regulators. Successful delivery of the capital investment programme is vital and the partnership framework approach that has been developed will help to optimise the company's performance. The current strategy is to target customer service and operational performance improvement. With further real price increases ahead, the regulated businesses should continue to deliver strong profit growth.

The core skills from the regulated businesses apply also in United Utilities Contract Solutions. Given its current market leadership position, the company is well placed to take advantage of outsourcing opportunities that seem likely to arise in the utility sectors. There is potential for more exchange of best practice within the group to make further performance improvements in operating both other companies' and the group's own assets. The business has a robust order book in place, which should drive continued growth in revenue and it has a solid base from which to pursue other outsourcing opportunities.

Vertex's growth record is impressive. Few businesses have profitably grown third party revenue from zero to over £300 million within six years. As a mark of this success, client revenues from United Utilities as a client are likely to reduce further over the next two years, from around a quarter today. Vertex has some good opportunities in the pipeline, particularly in the public sector and financial services sector.

Overall, the group's progress means it has a strong platform from which to develop.

Financial performance

Group revenue from continuing operations increased by 13.5 per cent to £2,386.8 million in 2005/06 compared with £2,103.7 million in 2004/05. These movements reflect growth across the licensed multi-utility and support services businesses.

Operating profit from continuing operations increased by 13.6 per cent in 2005/06 to £740.0 million. Operating profit from continuing operations before restructuring costs* increased by 12.4 per cent in 2005/06 to £765.5 million.

The net finance expense for the year was £300.7 million compared with £283.8 million in 2004/05. The increase in 2005/06 primarily reflects the impact of IAS 39 introduced for the first time from 1 April 2005 of £15.7 million. Excluding IAS 39, the net finance expense has increased by 0.4 per cent from £283.8 million to £285.0 million.

Profit before tax from continuing operations in 2005/06 increased by 19.5 per cent to £439.3 million. This is stated after restructuring charges of £25.5 million (2004/05: £29.7 million) (discussed below).

Basic earnings per share, relating to continuing operations, increased by 8.1 per cent to 37.3 pence in 2005/06 (2004/05 34.5 pence), largely as a result of the increase in operating profit. Prior period earnings per share has been re-presented to take account of the bonus element of the rights issue.

Adjusted basic earnings per share* decreased by 7.3 per cent to 50.5 pence (2004/05: 54.5 pence), principally reflecting the impact of increased continuing operating profit offset by the move from a current tax credit to a current tax charge and the impact of IAS 39. The calculation of, and reasons for, the adjusted earnings per share measure are set out in the non-GAAP measures section and in note 9 of the financial statements.

The amortisation of certain intangible assets (see note c on page 16) was £9.8 million in 2005/06 and £2.6 million in 2004/05 in respect of continuing operations. The amortisation of certain intangible assets in 2005/06 consisted of £8.7 million relating to business process outsourcing (2004/05: £3.2 million) and £1.1 million relating to infrastructure management (2004/05: £0.6 million credit). The increase in 2005/06 principally reflects the amortisation charge arising from the acquisition of Marlborough Stirling Group plc by Vertex, which was completed in May 2005.

The dividend per ordinary share for the year is 43.87 pence, an increase of 3.4 per cent consistent with the group's policy of growing dividends in line with inflation when compared with the dividend per ordinary share in 2004/05 of 42.43 pence (re-presented to take account of the bonus element of the rights issue).

The valuation of the group's pensions schemes under IAS 19 results in a net pension surplus at 31 March 2006 of £19.3 million compared with a net obligation of £84.6 million at 31 March 2005. The group made a lump sum pensions contribution of £320 million, split between the group's two defined benefit pension schemes, on 31 March 2005. The group does not expect to make any further cash contributions during the 2005-10 period into the defined benefit schemes, although the results of the next actuarial valuation will be incorporated into the 2007/08 financial statements.

Restructuring

Restructuring costs, which are disclosed separately on the face of the consolidated income statement, are as follows:

Table 8:

| For the year ended 31 March | 2006 £m | 2005 £m |
|---|---|---|
| Restructuring costs | (25.5) | (29.7) |

Restructuring costs in 2005/06 of £25.5 million principally arose from the acquisition of Marlborough Stirling and from further restructuring, including severances and the rationalisation of property requirements in Vertex during the second half of the year.

Restructuring costs in 2004/05 of £29.7 million principally related to the restructuring programmes in licensed multi-utility operations in preparation for meeting its 2005-10 efficiency challenges. In infrastructure management these related to the restructuring of the business units into market-facing business streams, focusing on their specific risks. In business process outsourcing, the costs related to a restructuring to form a divisional structure which reflects the markets in which the business operates.

Discontinued operation

In line with the group's declared strategy to accelerate the disposal of its telecommunications business, Your Communications was sold to THUS Group plc on 26 February 2006. In accordance with IFRS, the assets and liabilities were adjusted to their fair value less costs to sell as at September 2005, when the business was deemed to meet the definition of a disposal group under IFRS 5, 'Non Current Assets Held for Sale and Discontinued Operations'. A reduction in the carrying value of Your Communications of £147.7 million before taxation was recorded (£116.1 million post-tax). The group has subsequently recorded a loss on disposal of £9.1 million before taxation as a result of the exit (£14.3 million gain post-tax).

The initial consideration for the sale of Your Communications was the issue to the group of 391,532,832 ordinary shares with a market value of 15.5 pence per share in THUS Group plc, together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc, dependent upon the enlarged group's future share price performance.

Taxation

The current UK mainstream corporation tax charge in 2005/06, and credit in 2004/05 in respect of continuing operations, reflect the high level of accelerated tax allowances arising from the capital investment undertaken by the group and the benefits of advance corporation tax planning established in earlier years. A tax credit arose in the previous year following the agreement of prior-year tax returns.

The effective current ordinary tax charge relating to continuing operations is 10.9 per cent, compared with a credit of 8.2 per cent in 2004/05. Including deferred tax, there is an effective ordinary tax charge of 27.4 per cent, compared with a charge of 26.1 per cent in 2004/05.

Deferred tax is a £72.6 million charge in 2005/06, compared with a £126.1 million charge in 2004/05. The main reason for the decrease in deferred tax charge is due to a change in the tax treatment of capitalised maintenance expenditure which has resulted in an increase in the current tax charge.

In terms of the group's total contribution to business taxes in the year, in addition to corporation tax, the group has also borne a total amount of around £105 million in relation to business rates and employer's national insurance contributions.

Cashflow

Net cash generated from continuing operating activities increased to £723.4 million, from £455.5 million in 2004/05. The increase in 2005/06 reflects the lump sum pension contribution of £320 million made on 31 March 2005 for the 2005-10 period, offset by increased operating profits discussed above.

Tax payments remain low reflecting the benefits of previous tax planning and the current tax charge (see above).

A significant level of capital investment continues to be made, mainly as a result of the water and wastewater capital investment programme. The 2005/06 capital investment of £598.2 million in property, plant and equipment represents a 30.6 per cent decrease over 2004/05, reflecting the phasing of the AMP4 capital programme.

Cash receipts from the financial restructuring of joint ventures in 2005/06 include the proceeds from the initial public offering of part of the group's investment in Tallinn. Cash payments in 2005/06 for the acquisition of subsidiaries and the purchase of investments include the acquisition of Marlborough Stirling Group plc, 1st Software Group Limited and Northern Gas Networks Holdings Limited. Cash payments in respect of acquisitions in 2004/05 included the acquisition of Capgemini's 14.6 per cent equity stake in Vertex.

£528.3 million was received from the issue of shares during the year, from the second stage of the rights issue and the exercise of share options. This compared with £20.0 million received in 2004/05.

Dividend payments in 2005/06 represent an increase in line with the group's dividend policy.

As a result of the above, cash and cash equivalents increased by £578.3 million during the year to 31 March 2006.

Borrowings net of cash and short-term deposits* decreased by £91.9 million to £4,186.7 million at 31 March 2006. Gearing, measured as borrowings net of cash and short-term deposits* divided by total capital employed (being shareholders' equity plus borrowings net of cash and short-term deposits*), decreased to 61 per cent compared with 67 per cent at 31 March 2005. The group seeks to ensure that sufficient funding is available to meet foreseeable requirements plus headroom for contingencies.

Significant changes

Management is not aware of any significant changes in the financial position of the company since 31 March 2006.

## LICENSED MULTI-UTILITY OPERATIONS

Revenue

**£1,502.9m** +8.5%

(2004/05: £1,384.7m)

Segmental operating profit*

**£652.3m** +15.5%

(2004/05: £564.6m)

**Business objectives**

United Utilities North West carries out the group's licensed multi-utility operations and aims to create value through the efficient management of its assets. The key objectives continue to be to deliver its regulatory contracts, to align its resources efficiently within the common geography of its licensed networks in north west England and to continue to improve service for customers. The business pursues strategies aimed at maximising the benefits of its multi-utility status and integrating its systems and procedures to generate efficiencies across its operations and provide a seamless service for customers.

Within United Utilities North West, three business streams have been created for water, wastewater and electricity, to ensure end-to-end accountability and balanced decision making on operating and capital expenditure. In addition, the customer business stream manages the relationship with the group's regulated customer base, including billing and cash collection.

Financial highlights

Revenue increased by 8.5 per cent to £1,502.9 million in 2005/06, largely due to a real increase of 5.0 per cent in water and wastewater prices and a 8.0 per cent real increase in electricity revenues. This compares with 2004/05, when water and wastewater prices increased by 8.9 per cent in real terms and when a real reduction of 3.0 per cent in electricity distribution prices was applied.

Segmental operating profit* increased by 15.5 per cent to £652.3 million in 2005/06, primarily reflecting the increase in revenue and cost efficiencies.

Capital investment for the year was £582.2 million (2004/05: £858.7 million). £440.6 million (2004/05: £706.9 million) was spent on water and wastewater and £141.6 million (2004/05: £151.8 million) on electricity distribution. This is within the regulatory allowance for the year and reflects the re-phasing of expenditure from the first year of the capital programmes to future years. Capital expenditure is likely to peak at around £1 billion in the third year of the five-year programme, and then gradually phase down as the business moves towards the conclusion of the 2005-10 regulatory review period.

Business performance

United Utilities maintained water supplies to all customers during 2005/06 without the need for any water use restrictions. Improvements made to the water supply system during the year will help ensure security of supply in dry weather and during maintenance of key water distribution mains. The leakage level in the year reduced by around 50 megalitres per day, to 470 megalitres per day. In line with an action plan agreed with Ofwat, the company achieved its economic level of leakage at 31 March 2006. Meeting this year-end spot leakage target places the business in a strong position to sustain performance at around this level in order to achieve Ofwat's twelve-month rolling leakage target of 470 megalitres per day for 2006/07.

In addition to its water mains rehabilitation and replacement programmes, the company will be spending around £70 million on finding and fixing leaks over the next four years. Reservoir levels are over 90 per cent at the date of this report, in line with expectations for the time of year. The business expects to maintain a healthy supply-demand balance throughout the year, avoiding the need for water restrictions.

United Utilities Water met or outperformed its key internal outputs targets during the year. It replaced 802 kilometres of water mains, restored a number of properties from the low pressure and flooding registers and is on track to deliver its water treatment works quality programme. Drinking water quality has continued to improve and 2005 mean zonal compliance was 99.94 per cent, up from 99.92 per cent the previous year.

In 2005/06, the score in respect of non-compliant wastewater treatment works (measured per head of population served) was 0.4 per cent. As part of the capital investment programme, eight continuous discharge and 43 UID improvement projects were delivered during the year.

In the calendar year ended December 2005, the business was prosecuted on eight separate occasions relating to pollution incidents and consent breaches (nine to December 2004). The company continues to work closely with the Environment Agency, highlighting the reduction in pollution incidents as a particular target for the business. Investment in odour control systems also increased, addressing an issue that has become of growing concern to some customers.

The company has continued to focus upon the health and safety of its employees and delivered over 2,227 man-days of safety training over the year. United Utilities North West gained Occupational Health and Safety (OHSAS):18001 accreditation and was awarded a four-star rating in the British Safety Council audit in January. The company has also cut the incidence rate for notifiable and reportable accidents from 7.43 (per thousand employees) in 2004/05 to 7.18 in 2005/06.

Furthermore, service levels continued to maintain the Overall Performance Assessment (OPA) score, as measured by Ofwat, to 398.4 points in 2005/06 from 399 in 2004/05. Regulatory targets on all customer service measures have been met or exceeded. The number of telephone calls answered within 30 seconds was 99.0 per cent, against a regulatory target of 86.0 per cent.

In electricity distribution, both regulatory targets and the company's own internal targets for providing continuous supplies to customers were out-performed. The number of interruptions to supply in the year fell to 49.77 per 100 customers and the average duration a customer was without supply also decreased to 47.49 minutes.

United Utilities Electricity continued to focus on maintaining the integrity, security and safety of its electricity distribution network and outputs are in line with its five-year delivery plan. During the year, the business replaced or refurbished 221 km of overhead lines and replaced 95 km of underground cables. It also replaced or refurbished 428 switchgear units and replaced 223 transformers in the 12 month period.

Business impacts

To ensure that higher levels of performance continue to be achieved following the acceptance of Ofwat and Ofgem's final price determinations in December 2004, initiatives have been put in place to improve efficiency and reduce cost:

- at the start of the year, the Customer Sales and Service Delivery businesses were merged to form United Utilities North West. This has rationalised operations and reduced management costs;
- a new customer billing system was implemented to improve customer service and increase efficiency, and the entire customer base has been successfully migrated onto it;
- there has been increased focus on work planning, scheduling and field force productivity, and a new mobile communications system has been implemented;
- the company has been looking at ways of optimising the way it manages its major assets in the North West, through its Integrated Performance Management project. The successful pilot programmes have now been extended across the region;
- a number of transformation initiatives have been developed, which are primarily focused around implementing a range of business process changes to improve the way the business operates; and
- additionally, the company is continuing to increase its focus on service and performance levels and new programmes and initiatives are being introduced to link remuneration and performance for all staff.

The group has a number of initiatives in place to leverage its increasing size and achieve additional efficiencies, particularly in the area of procurement. Earlier in the year the group signed a contract with a sole supplier to provide high-pressure and medium density polyethylene pipes to United Utilities Water, in addition to servicing the water and gas outsourcing contracts in the infrastructure management business. These initiatives should help to offset other cost pressures. For example, the business expects energy costs to increase by over 30 per cent in 2006/07.

The capital investment partnership framework approach is now embedded into the business. A range of integrated work teams have been set up to help reduce project management costs. A new project and investment management system to support delivery of the capital programmes is now up and running and benefits have also been realised through relocation of activities, shared systems and greater collaboration through the supply chain.

At the time the water price review was concluded in December 2004, it was recognised that there was potential for additional investment relating to projects that were not part of United Utilities' 2005-10 regulatory contract, but which might be confirmed as additional obligations during this period by the regulators. These potential projects, with an estimated maximum value of £500 million, continue to be the subject of discussions with the regulators and the evaluation process is not expected to be concluded before the end of the 2006 calendar year.

Approximately £200 million of funding was provided in the 2000-05 period to deliver a number of obligations, primarily relating to the unsatisfactory intermittent discharge (UID) programme, which have been carried over into AMP 4. United Utilities Water, in its negotiations with the Environment Agency and Ofwat, is seeking to finalise requirements relating to those UID outputs and expects the bulk of this capital expenditure programme to be incurred over the next two financial years.

During the year, significant improvements have been made in managing cash and the problems associated with long-standing customer debt. Processes are in place to manage water customer debt in a way that is fair to customers and effective for the business. Furthermore, a range of initiatives remain available that provide support, such as the vulnerable customer tariff, an arrears allowance scheme and money advice services. United Utilities North West has a leading role in the Debt Focus Group of Water UK, an industry-wide body, looking at ways to improve the Department for Work and Pensions' 'Water Direct' scheme. It continues to lobby for changes to the benefits system to extend the range of state benefits from which deductions can be made and to improve the take-up of such schemes.

## INFRASTRUCTURE MANAGEMENT

| | |
|---|---|
| Revenue<br>**£692.3m**<br>(2004/05: £512.2m) | +35.2% |
| Segmental operating profit*<br>**£95.5m**<br>(2004/05: £90.0m) | +6.1% |

### Business objectives

United Utilities Contract Solutions applies the core utility skills of the licensed multi-utility businesses through outsourcing contracts and is involved in the operation or management of assets representing around 35 per cent of the UK water industry's asset base. The business also provides gas services to over six million people and now serves a population of over 17 million in the UK. It has three distinct market-facing businesses:

- Utility Solutions is responsible for the group's utility outsourcing contracts in the UK. This market is heavily influenced by the regulatory cycle and by company-specific strategic considerations such as changes in ownership or executive direction. The approach adopted by Scottish Water and Southern Water to deliver their capital investment programmes via outsourcing shows the continuing trend for these larger outsourcing opportunities. The portfolio of existing contracts was enhanced during the year by the addition of a gas distribution network contract for Northern Gas Networks. The market-focused offering of the Utility Solutions' business, means it is well placed to take advantage of similar future opportunities.
- The diverse infrastructure management services provided by the four business units within the Industrial and Commercial Solutions business present growth opportunities within the UK domestic, industrial and commercial markets as companies continue to seek new ways to deliver cost-effective services. The key objective of this business is to develop bundled offerings that link these diverse propositions to new and existing customers in target markets.
- The International business applies the group's expertise in infrastructure management and operations to develop and manage utility projects around the world. It currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

### Financial highlights

Revenue increased by 35.2 per cent to £692.3 million in 2005/06, largely due to growth in the Utility Solutions business where the new Southern Water and Northern Gas Networks' contracts commenced during the year.

Segmental operating profit* increased by 6.1 per cent to £95.5 million in 2005/06, reflecting the increasing maturity of contracts, the successful mobilisation of the new Utility Solutions outsourcing contracts and improved performance in the connections and metering business units within Industrial and Commercial Solutions. Segmental operating profit* reduced in International due to reduced shareholdings in Manila and Tallinn following Initial Public Offering disposals, and the disposal of the Green Energy business in 2004/05. Segmental operating margin* of 13.8 per cent compares with 17.6 per cent in 2004/05, having been held back due to the impact of contract start-up costs.

### Business performance

The infrastructure management business has grown rapidly since its creation and increasingly benefits from economies of scale and exchange of best practice across its range of contracts. The value of the outsourced utility contracts which commenced during the year totals approximately £3.3 billion. United Utilities Contract Solutions' total order book stands at around £5 billion.

United Utilities Contract Solutions has improved both the operational and financial performance of the companies with which it holds contracts. The disciplines of operating within robust contractual frameworks have helped the business to balance risk and reward and ensure that significant focus is placed on performance. This experience has improved the commercial skill sets of the business and places it in a strong position from which to pursue other infrastructure outsourcing opportunities.

Utility Solutions

During the year, the business successfully commenced three major new outsourcing contracts with Dwr Cymru Welsh Water, Southern Water and Northern Gas Networks, which have a combined total contract value of £2.9 billion to United Utilities. These new contracts, along with continued successful performance in the existing Scottish Water Solutions' contract, have formed the basis of the Utility Solutions business results in 2005/06.

The original Welsh Water contract, signed in 2001, expired on 31 March 2005. Following a competitive tender process, Utility Solutions retained the provision of operations and maintenance services on the water treatment assets in north and south Wales, and the wastewater treatment assets in north Wales. The new contract, which is for up to 15 years from 1 April 2005 and subject to five-yearly performance reviews to coincide with future price control periods, also requires the provision of specified shared services, including an operational activity centre, education and recreational facilities. Over the course of the original contract to 2005, Dwr Cymru Welsh Water moved from near the bottom of the Ofwat's Overall Performance Assessment tables to joint first position.

The contract with Southern Water commenced in April 2005 and is being managed by a consortium consisting of United Utilities and Costain, which each have 40 per cent, and Montgomery Watson Harza which has a 20 per cent share. The contract is worth around £750 million to the consortium, which is responsible for project managing, designing and delivering more than 250 water and wastewater improvement schemes across parts of Hampshire and the Isle of Wight, West and East Sussex and Kent. Performance to date has been good, with the value of work and outputs exceeding Southern Water's expectations.

United Utilities acquired a 15 per cent stake in Northern Gas Networks, the consortium led by Cheung Kong Infastructure, that purchased the north of England gas distribution network from National Grid Transco early in the financial year. Subsequently, United Utilities Contract Solutions secured a £1.1 billion, eight-year contract with that company to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium. The contract covers the management of around 36,000 km of gas mains, serving a population of more than six million extending from the Scottish border to South Yorkshire and across to Carlisle and north Cumbria. On 1 June 2005, around 1,100 employees transferred to United Utilities Contract Solutions. First year progress has been excellent. The business has out-performed its operating and capital expenditure targets and its cash targets and has met its replacement expenditure targets.

2005/06 is the second full year of the Scottish Water Solutions' contract and is the peak year of the contract in terms of delivery of capital projects to meet regulatory output targets. In partnership, Utility Solutions is helping Scottish Water deliver approximately £1.1 billion of its capital investment programme. During the year, investment of £453 million, including efficiencies, was delivered.

International

In Tallinn, the concession joint venture company Tallinna Vesi was successfully listed on the Estonia Stock Exchange in June 2005 through an Initial Public Offering. As part of this process, the International business placed part of its overall shareholding in Tallina Vesi, thereby reducing its interest by 11.5 per cent. The International business also retains the secure revenue stream as the designated international operator.

In Australia, the construction of a £7 million advanced wastewater treatment plant and network at Victor Harbor for the South Australian Water Corporation and state government was completed during the year. The Australia business has a 20-year contract to operate and maintain the assets.

Industrial and Commercial Solutions

*Metering* – performance in the metering services contract with British Gas Trading continues to exceed expectations, with high meter installation volume outputs being achieved. This high performance in meter installation volumes is repeated in the contract with United Utilities North West.

*Connections* – improved financial performance in the business compared with 2004/05 has been reported following a re-focusing of its sales and marketing effort towards long-term strategic customers and larger projects. A review of the multi-utility business operations during the year resulted in the closure of offices in Cardiff, Leatherhead and Falkirk, with the business now being centrally managed from the Preston office. New contract awards are ahead of expectations, which indicates that the new marketing campaign is having a positive effect.

*Industrial* – good operational and financial performance has been reported in the five-year contract with the Atomic Weapons Establishment to operate and maintain their water and wastewater assets. The contract provides for a potential extension to 20 years and the provision of ancillary services, such as capital maintenance. The services do not include handling radioactive or contaminant discharges.

*Facilities Management* – during the year the business successfully commenced the local authority public sector contract with Thurrock Unitary Council. This is a 15-year contract to provide facilities and property management, highways engineering and transportation services, working alongside Vertex. A second new local authority public sector contract was also received during the year to provide facilities management services to Hertfordshire County Council.

## Business impacts

United Utilities Contract Solutions' business units serve different markets with different influences. The management structure introduced in 2004/05 has increased focus on the differing risks which impact on business performance.

A key issue as the business grows is to recruit, retain and develop the right people. A sponsorship scheme for undergraduate students, which involves a job placement whilst at university, is now embedded into the business. In addition, recruitment for apprenticeship programmes in Wales, Scotland and in support of the gas contract in the north east of England and Yorkshire continues.

The business aims to mitigate risks from operations by partnering with experienced and skilled specialist organisations to deliver the services required under contract, where this is thought appropriate. The ability to identify resources to meet developments within the market is a priority of the business.

## BUSINESS PROCESS OUTSOURCING

| Revenue | |
|---|---|
| **£404.7m** (2004/05: £396.4m) | +2.1% |
| Segmental operating profit* | |
| **£20.8m** (2004/05: £24.3m) | -14.4% |

### Business objectives

Vertex is a leading international provider of business process outsourcing services and technology solutions. The business has three divisions which reflect the markets in which it operates:

- the UK Public Sector and Utilities division has developed a proposal called 'Citizen First' to act as a blueprint for the delivery of local government services. This approach has been applied to its Westminster City Council contract, which at the time of signing, was the UK's largest local government outsourcing deal worth up to £422 million. 'Citizen First' was also applied to the successful bid for Thurrock Unitary Council;
- Vertex acquired Marlborough Stirling Group plc in May 2005, with the intention of creating a leading financial services outsourcing provider in the UK market. In March 2006, it acquired 1st Software Group Limited, which develops, markets and supports back office software for independent financial advisers (IFAs) in the UK. The combination of these acquisitions, together with Vertex's own outsourcing capabilities and scale, gives the business a strong platform to pursue significant outsourcing opportunities in the mortgages and life and pensions markets; and
- by drawing on its own extensive experience of de-regulation in the UK energy and utilities market, Vertex aims to pursue further opportunities within the large North American energy and utilities market as it continues to de-regulate. Its strategic alliance with IBM unites the two companies' complementary skills and experience in customer management, business consultancy, transformational outsourcing and information technology. Vertex also owns a US-based debt collection business, First Revenue Assurance, based in Denver Colorado, which it acquired in March 2004.

### Financial highlights

Revenue increased by 2.1 per cent to £404.7 million in 2005/06, predominantly due to the acquisition of Marlborough Stirling and the revenue from the new Thurrock and NiSource contracts, offset by the Department for Work and Pensions contract coming to a natural close and the reduced scope of the Powergen contract.

Segmental operating profit* declined by 14.4 per cent to £20.8 million, mainly reflecting the completion of the Department for Work and Pensions contract and start-up costs associated with the Thurrock Unitary Council contract.

### Business performance

This has been a year of transition for Vertex. The strong performance on the Department for Work and Pensions contract should help the company compete for future potential contracts in the public sector, a market which continues to offer good prospects in the medium-term.

Vertex has adjusted its cost base in the 2005/06 financial year to increase its competitiveness. The company has moved more of its information technology and support functions offshore and has also undertaken a property rationalisation programme in the UK. The associated restructuring charges are one-off in nature.

Vertex has been successful in renewing a number of significant contracts. As a mark of this success, given the growth in Vertex's overall portfolio of activity, as a proportion of sales, client revenues from United Utilities are likely to reduce further over the next two years, from around a quarter today.

#### UK Public Sector and Utilities

During April 2005, Vertex successfully commenced the first phase of its £427 million, 15-year contract with Thurrock Unitary Council, to provide customer management, information technology and business process services. Progress is good. The customer contact centre went live in June 2005 and is exceeding its service level targets.

In October 2005, Vertex also commenced a £26 million contract with Hertfordshire County Council for the provision of customer management and business process re-engineering services. This is the first phase of what is a strategic partnership with Hertfordshire County Council, the purpose of which is to transform public service delivery and continue to improve services for the residents. This relationship represents a significant step forward for the business as it is the first public sector strategic partnership Vertex has undertaken.

Vertex continues to have a strong presence in the UK utilities sector and is able to offer clients in this sector a total solution, either combining operational locations both offshore and in the client's home market or by transferring client operations wholly offshore.

#### Financial Services and Private Sector

Significant progress has been made in relation to Vertex Financial Services. The business has built on the Marlborough Stirling acquisition through the purchase of 1st Software Group Limited in March 2006. The initial consideration was £25 million, plus a maximum of up to £13.5 million subject to certain performance criteria being achieved over the next two years. This transaction strengthens Vertex Financial Services' leading position in the market providing software to independent financial advisers. The combination of front and back office capabilities, offered through the integration of The Exchange and 1st Software, provides an excellent strategic fit. It will deliver a single system for seamless, straight-through-processing for independent financial advisers, along with a significant reduction in administration and transaction costs. This combination enhances Vertex Financial Services' market offering and provides additional opportunity to drive growth.

The financial services order book has also grown substantially following the company's largest mortgage outsourcing contract win to date. In March 2006, a £45 million, five-year outsourcing contract was secured with db mortgages (a new specialist lender owned by Deutsche Bank) to support its entry into the UK intermediary mortgage market. Vertex will deliver application processing and mortgage servicing utilising its Omiga and Optimus software. In addition, in March 2006, Vertex purchased Egg's 49 per cent stake in its mortgage subsidiary, Vertex Mortgage Services Limited. It also extended its mortgage services agreement with Egg and secured other contracts with Livingstone Mortgages and GMAC-RFC in Canada.

#### North America

In North America, the company continues to focus on delivery of its contract with HydroOne and continues to pursue the significant opportunities afforded by de-regulation in the North American utilities market. Vertex also entered into an alliance deal with IBM in June 2005 and the first stage of the initiative was to team with IBM on its $1.6 billion contract with US multi-state utility NiSource to provide a customer contact centre and sales and billing services. This contract continues to progress well.

### Business impacts

Vertex has an active and robust corporate governance programme designed to manage strategic and tactical risks, which could impact the business. Risks are clearly identified and monitored on a regular basis.

## LIQUIDITY AND CAPITAL RESOURCES

The group's primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cashflow statement on page 67, in the financial year ended 31 March 2006, net cash generated from the group's continuing operating activities was £723.4 million, compared with £455.5 million in 2004/05. The water regulator and the electricity regulator have established price increase limits to 2010 which will provide certainty for a major element of the group's revenues from ongoing operations, providing both a stable and a predictable source of funds.

### Treasury policy

The group's treasury function operates within policies approved by the board, does not act as a profit centre and does not undertake any speculative trading activity. It seeks to ensure that sufficient funding is available to meet foreseeable needs and maintains reasonable headroom for contingencies. Long-term borrowings are structured or hedged to match earnings, which are largely in sterling, indexed to inflation and subject to regulatory price reviews every five years. Exposure to interest rate movements for the following 12 months is largely eliminated at the start of each financial year using short-term hedges. The credit quality of counterparties and individual aggregate exposures are reviewed annually.

### Debt financing

Moody's Investor Service rates the credit of United Utilities PLC as A3 on a long-term basis with a stable outlook and P-2 on a short-term basis. Equivalent ratings published by Standard and Poor's Rating Services are BBB+ long-term with a stable outlook and A-2 short-term. The group's borrowings net of cash and short-term deposits* of £4,186.7 million at 31 March 2006 comprised £4,272.6 million of bonds, £519.6 million of loans from the European Investment Bank (EIB – the group's largest investor), £80.5 million of long-term leasing, £561.0 million of bank loans and other borrowings, £69.6 million of overdrafts and £196.9 million of joint venture borrowings, offset by £1,513.5 million of cash and short-term deposits.

### Shorter-term liquidity

Short-term liquidity requirements are met from the group's normal operating cashflow. Further liquidity is provided by cash and short-term deposit balances, the company's US$1.5 billion euro commercial paper programme, supported by committed bank facilities and committed but undrawn long-term credit facilities. Cash and short-term deposit balances were £1,513.5 million at 31 March 2006, compared with £902.7 million at 31 March 2005.

Bank overdrafts, which are repayable in less than one year, were £69.6 million at 31 March 2006, compared with £37.1 million at 31 March 2005. The weighted average rate of interest on bank overdrafts was 5.57 per cent (2004/05: 5.16 per cent). The group had available committed bank facilities of £1,000.0 million (2004/05: £875.0 million) of which £745.4 million was unutilised at 31 March 2005 (2004/05: £873.4 million).

Of the amounts unutilised, £295.0 million expires within one year (2004/05: £100.0 million), £125.0 million expires after one year but in less than two years (2004/05: £323.4 million), and the remaining £325.4 million expires in more than two years (2004/05: £450.0 million). The US$1.5 billion euro commercial paper programme still provides for the periodic issuance of notes by United Utilities, United Utilities Water and United Utilities Electricity. At 31 March 2006, issuance totalled £218.2 million. These notes will have a maturity of not less than one day and not more than 364 days and an interest rate determined at the time of issuance. United Utilities has entered into £1,000.0 million of credit facilities, as noted above, used primarily as support for the US$1.5 billion euro commercial paper programme.

### Longer-term liquidity

The group has effective access to the international debt capital markets through its €5 billion medium-term note programme which provides for the periodic issuance by United Utilities, United Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time that the instruments are issued. In addition, the group has a US$2 billion shelf registration with the United States Securities and Exchange Commission. This enables effective access to the US bond market, allowing the holding company, United Utilities PLC, flexibility to access the US market in a similar way to the medium-term note programme. Neither programme represents a funding commitment, with funding only becoming committed when debt securities have been successfully issued. The currencies in which borrowings are held are disclosed in note 17 to the consolidated financial statements.

The group arranged £225 million of new five-year medium-term committed bank facilities. In addition, an agreement for £200 million of funding from EIB remains undrawn. The group's term loans were £5,550.1 million at 31 March 2006, compared with £5,063.2 million at 31 March 2005. Amounts repayable after more than five years comprise bank and other loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,729.9 million (2004/05: £2,312.7 million) and are at floating rates on £405.7 million (2004/05: £377.3 million).

### Interest rate management

The group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The group's exposure to interest rate fluctuations is managed in the medium-term through the use of interest rate swaps and the use of financial futures contracts traded on the London International Financial Futures and Options Exchange. The average interest rate for 2005/06 was 7.3 per cent, compared with 7.4 per cent in 2004/05.

### Quantitative and qualitative disclosures about market risk

#### Risk management

The principal financial market risks faced by the group are the risks of interest rate movements and foreign currency movements.

Interest rate and foreign currency management
The group uses a combination of interest rate swaps, futures and funding instruments to hedge exposure to interest rate volatility. The company's use of derivative instruments relates directly to underlying indebtedness; no speculative or trading transactions are undertaken. The proportion of borrowings at effective fixed rates of interest for a period greater than one year is set in conjunction with the level of floating rate borrowings and projected regulatory revenues that are exposed to inflationary adjustments (index linked). In addition, the company aims to manage its short-term budgetary commitments by ensuring that the majority of floating rate interest is fixed for periods of less than one year through the use of exchange-traded financial futures. The group has limited exposure to foreign currency exchange rate movements. Interest rate management and funding policies are set by the board. The group has elected not to designate any of its derivative instruments as hedges for US GAAP accounting purposes.

Quantitative disclosure of market risk
The analysis in tables 10 and 11 presents the sensitivity of the market value of the group's financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group's view of changes that are reasonably possible over a one-year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cashflows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cashflow pricing model. For long-term borrowings, a favourable change in market value results in a decline in the value of borrowings. For other financial instruments, a favourable change in market value results in an increase in market value.

Interest rate risk
The sensitivity analysis in table 10 assumes an instantaneous 1.0 per cent (100 basis points) move in interest rates for all maturities and all currencies from their levels at 31 March 2006 and 31 March 2005, with all other variables held constant. The movement in market value of borrowings and instruments hedging borrowings will result in immediate changes to the group's financial statements, since market values are now recognised on the group balance sheet under IFRS.

Foreign currency risk
The sensitivity analysis in table 11 assumes an instantaneous 10.0 per cent change in foreign currency exchange rates against sterling from their levels at 31 March 2006 and 31 March 2005, with all other variables held constant. The +10.0 per cent case assumes a 10.0 per cent strengthening of sterling versus all other currencies and the -10.0 per cent case assumes a weakening of sterling.

## Contractual obligations

Table 12 summarises the contractual obligations of the group and the effect such obligations are expected to have on the group's liquidity and cashflow in future periods.

Table 13 discloses financial guarantees given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. The £519.5 million of financial guarantees relate to borrowings by United Utilities Water and United Utilities Electricity from the EIB.

The capital commitments of the group as at 31 March 2006 were £190.6 million, for which the group has contractual commitments. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators. The purchase obligations of the group primarily relate to services for which the group has purchase orders or contractual commitments at 31 March 2006.

Table 12 includes interest payments on non-current borrowings held at 31 March 2006. This does not take into account incremental financing in respect of future capital commitments and the refinancing of existing long-term borrowings. It also does not take into account interest receivable on cash balances.

Floating interest rates for certain borrowings are assumed to remain constant until the borrowing is repaid. The interest payments shown exclude the impact of future inflation rates and derivative instruments, where applicable.

## Off-balance sheet arrangements

Joint ventures
The group enters into joint ventures with consortium partners. The financial and legal structure of a joint venture is designed to limit the group's exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. All joint venture arrangements have been incorporated into the group's results on a proportionate consolidation accounting basis. The joint venture normally enters into the main contract with the customer, for example, by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the group to take on only those risks that fall within its normal commercial expertise, such as infrastructure management, whilst other parties will provide their skills to the joint venture and take on those risks accordingly, for example, design and construction. However, the performance of any joint venture will affect the group's financial performance to the extent of its interest in such a joint venture.

Performance guarantees
As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled, and other possible remedies under the contract are not successful.

Total guarantees as at 31 March 2006, where a financial limit has been specified, were £124.3 million (2004/05: £84.1 million).

A guarantee which has unlimited liability is supported by an indemnification agreement from a third party external to the United Utilities group. This indemnification agreement follows the disposal of certain operations to a third party, and contains no limit on the value of indemnity available. Therefore any payments under this guarantee may be fully recoverable from the third party.

A further guarantee for £1.3 million supports a short-term contingent financial exposure of a partnership company. This guarantee represents 50 per cent of the total contingent financial exposure. Negotiations to reduce the value of this contingent financial exposure are continuing and it is expected that any liability arising may be met from resources within the partnership company. This would mean that the guarantee would not be called.

In certain circumstances, the group has issued guarantees and performance bonds to support its contribution to the performance of partnership companies. In some instances, the

### Table 9: Term funding

During the last financial year, the group raised £408 million of term funding. The details of this financing are as follows:

| | Rate | £m |
|---|---|---|
| Medium-term notes: | | |
| GBP 2035 | 1.9799% IL | 100.0 |
| GBP 2040 | 1.7829% IL | 100.0 |
| GBP 2041 | 1.3258% IL | 50.0 |
| GBP 2042 | 1.5802% IL | 100.0 |
| GBP 2046 | 1.3970% IL | 50.0 |
| GBP 2013 | Floating* | 6.5 |
| Loan notes | | |
| GBP 1.3 million | Floating* | 1.3 |

Note:
* Floating rate interest rate, set by reference to GBP LIBOR.

### Table 10: Interest rate risk

| Interest rate movement | Market value 31 March 2006 £m | Market value change: +1% movement in interest rate £m | Market value change: −1% movement in interest rate £m | Market value 31 March 2005* £m | Market value change: +1% movement in interest rate £m | Market value change: −1% movement in interest rate £m |
|---|---|---|---|---|---|---|
| Non-current borrowings | (5,289) | 185 | (214) | (5,002) | 296 | (342) |
| Derivatives | (44) | (67) | 87 | (55) | (116) | 381 |
| Cash and short-term deposits | 1,514 | (1) | 1 | – | – | – |

* The market values for the analysis for the year ended 31 March 2005 have not been revised to include joint venture borrowings, nor does the analysis include cash.

### Table 11: Foreign currency risk

| | Market value 31 March 2006 £m | Market value change: +10% movement in foreign exchange rate £m | Market value change: −10% movement in foreign exchange rate £m | Market value 31 March 2005* £m | Market value change: +10% movement in foreign exchange rate £m | Market value change: −10% movement in foreign exchange rate £m |
|---|---|---|---|---|---|---|
| Non-current borrowings | (5,289) | 45 | (70) | (5,002) | 257 | (304) |
| Derivatives | (44) | 24 | (24) | (8) | (252) | 298 |
| Cash and short-term deposits | 1,514 | (49) | (66) | – | – | – |

* The market values for the analysis for the year ended 31 March 2005 have not been revised to include joint venture borrowings, nor does the analysis include cash.

### Table 12: Contractual obligations

Payments due by period

| | Less than 1 year £m | 2-3 years £m | 4-5 years £m | More than 5 years £m | Total £m |
|---|---|---|---|---|---|
| Borrowings | 619.1 | 1,754.8 | 190.7 | 3,135.6 | 5,700.2 |
| Interest on borrowings | 265.0 | 456.7 | 314.9 | 2,196.7 | 3,233.3 |
| Capital lease obligations | 5.3 | 13.8 | 19.1 | 42.3 | 80.5 |
| Operating leases | 13.4 | 21.3 | 16.1 | 198.6 | 249.4 |
| Purchase obligations | 34.7 | 25.4 | 12.9 | – | 73.0 |
| Capital commitments | 157.0 | 30.7 | 1.4 | 1.5 | 190.6 |
| Total contractual cash obligations | 1,094.5 | 2,302.7 | 555.1 | 5,574.7 | 9,527.0 |

### Table 13: Financial guarantees

Amount of commitment expiration per period

| | Less than 1 year £m | 2-3 years £m | 4-5 years £m | More than 5 years £m | Total £m |
|---|---|---|---|---|---|
| Guarantees | 16.5 | 213.0 | – | 290.0 | 519.5 |
| Total commercial commitments | 16.5 | 213.0 | – | 290.0 | 519.5 |

partnership company is responsible for arranging the issue of the guarantee and the partners are required to provide an indemnity to the issuing financial institution for a share of that guarantee, usually in proportion to the respective shareholdings in the partnership company. Where this is the case, recovery of any amounts paid under the guarantee will be in proportion to the indemnities provided. Therefore, the full value of the guarantee arranged by the group would only become payable if the total project guarantee were to be payable in full.

Alternatively, the partners may be required to arrange the issue of separate guarantees directly to the client, normally contributing to the total guarantee requirement in proportion to the shareholding in the partnership company. In most cases, these arrangements are supported by cross-indemnities from the partners so that the partners must pay a proportionate share of any claim under any of the individual guarantees issued. Therefore, the full value of the guarantee arranged by the group will only become payable if the total project guarantee is called in full.

Guarantees issued by the group directly to the client, supporting the performance of partnership companies, totalled £82.8 million at 31 March 2006. This includes a guarantee of £24.3 million, which is supported by cash held in escrow to secure the cross-indemnity from partners.

The value of indemnities issued to financial institutions by the group, in order to support the issue of a guarantee by the financial institution on behalf of the partnership company, totalled £24.7 million at 31 March 2006.

Guarantees totalling £15.5 million relate to the disposal of certain operations and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that, in the event of a claim, the group may be able to recover funds from its insurers, although this will depend upon the circumstances of the incident giving rise to the claim under the indemnity.

The carrying value of the guarantees discussed above has been £nil for the past two fiscal years.

### Inflation

Inflation affects revenues, operating expenses and interest charges. However, the impact of inflation has not had a material effect on the group's operating results during the year.

### Summary

The board has reviewed the business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next 12 months. In total, at 31 March 2006, unutilised committed facilities of £450.4 million expiring in more than one year, together with cash and short-term deposits of £1,513.5 million and undrawn funding from EIB of £200 million, provide substantial pre-funding for the group.

## ACCOUNTING ISSUES

### International Financial Reporting Standards

The financial statements for the year ended 31 March 2006 have been prepared in accordance with International Financial Reporting Standards (IFRS). These results, and prior period comparisons, are consistent with IFRS, with the exception of IAS 39 which, as previously announced, has been applied prospectively from 1 April 2005. Reconciliation between IFRS and UK accounting standards is provided in note 32 of the financial statements.

## CRITICAL ACCOUNTING POLICIES

The group prepares its consolidated financial statements in accordance with accounting principles consistent with IFRS as adopted for use in the European Union (EU) including International Accounting Standards (IAS) and interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), and reconciles its net income, shareholders' equity and financial position to US GAAP, as shown in the summary of differences between IFRS and US GAAP in note 33 of the consolidated financial statements. As such, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The group's accounting policies are detailed in the consolidated financial statements. The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under IFRS and US GAAP.

### Carrying value of long-lived assets

The group's accounting policy for property, plant and equipment (PPE) is detailed in the accounting policies section of the consolidated financial statements. The carrying value of PPE under IFRS as at 31 March 2006 was £8,543.9 million. Additions to PPE totalled £539.4 million and the depreciation charge was £278.2 million in the year ended 31 March 2006. The estimated useful economic lives of PPE are based on management's judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of PPE investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

In accordance with IFRS and US GAAP, the group is required to evaluate the carrying values of PPE for impairment whenever circumstances indicate, in management's judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cashflows, growth rates and discount rates of the cash-generating units under review.

### Revenue recognition

Under IFRS, the group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

For licensed multi-utility operations, the group raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historic data, judgement and assumptions; actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

The customers of the electricity distribution business are the electricity supply companies that utilise United Utilities Electricity's distribution network to distribute electricity from generators to the end consumer. The receivable billed is dependent upon the volume of electricity distributed, including estimates of the units distributed to customers. The estimated usage is based on historic data, judgement and assumptions. Operating revenues are gradually adjusted to reflect actual usage in the period over which the meters are read.

For the group's other businesses (infrastructure management and business process outsourcing), revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

- variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;
- performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;
- revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue; and
- set-up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs; or (ii) over the expected life of PPE if the fees are received as a contribution to assets; or (iii) over the period of the contract in line with activity or performance levels for fees not contractually identified against delivered services.

Under US GAAP, the group recognises revenue when (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred or services have been rendered; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. This difference in approach results in reconciling items for revenue and profit recognition, as further discussed in note 33(i) in the summary of differences between IFRS and US GAAP in the consolidated financial statements. Under both IFRS and US GAAP, performance-based revenues are recognised only to the extent that the revenues are prudently considered to have been earned at the reporting date.

A breakdown of revenues by activity is contained in note 1 to the consolidated financial statements.

### Provision for doubtful receivables

At each balance sheet date, the company and each of its subsidiaries evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2006, the group's gross trade receivables were £387.0 million and the provision for doubtful receivables was £155.6 million.

### Accounting for provisions and contingencies

The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and legal counsel, available facts, identification of other potentially responsible parties and their ability to contribute and prior experience. In accordance with IFRS, a provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

### Goodwill

The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value as required by IFRS and US GAAP. Under IFRS and US GAAP, goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of cash-generating units. Estimates of fair value are consistent with market information and the group's plans and forecasts. Under IFRS, as at 31 March 2006, the net carrying value of goodwill was £153.1 million. Under US GAAP, the carrying value of goodwill as at 31 March 2006 was £1,019.0 million. This is substantially higher than that reported under IFRS due to a significant amount of goodwill written off directly to reserves under UK GAAP prior to the adoption of FRS 10 'Goodwill and intangible assets' and IFRS.

### Retirement benefits

The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group's finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. Under IFRS, the pension cost under IAS 19 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 19 of the consolidated financial statements. Under US GAAP, actuarial determinations are required on an annual basis. Additionally a different method of calculating the pension cost is required and therefore a reconciling item is recorded as discussed in note 33 in the summary of differences between IFRS and US GAAP in the consolidated financial statements. Both IFRS and US GAAP operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes' assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants.

### Derivatives and borrowings

The group's default treatment is for borrowings to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

The group applies the fair value option through profit or loss where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself.

This area is considered to be of significance due to the magnitude of the group's level of borrowings.

## RESEARCH AND DEVELOPMENT

The group undertakes research primarily to provide improved standards of service to customers, together with continuing improvements in business efficiency. Its intention is to strengthen its understanding of science and technology in relation to its range of wastewater and water treatment processes to ensure that treatment plants are able to meet the required current and future standards of environmental performance.

The aim is to develop new solutions, for example, looking at new processes to render waste materials inert and to turn them into saleable products. Research is also undertaken into current practices, for example, in relation to health concerns about drinking water standards. In addition to these core activities, research is also undertaken into sociological and business process issues. This work aims to ensure a comprehensive understanding of the interrelationship with customers and also benchmark business processes against industry best practice.

Research and development within the group's electricity network aims to deliver financial, supply quality, environmental and safety improvements to customers and is supported under the Innovation Funding Incentive introduced by Ofgem.

The group is a member of a number of collaborative research programmes including UK Water Industry Research and Water Research Centre, both of which address common issues that face the UK water industry. EA Technology Limited provides a similar service to the UK electricity distribution industry. The group also undertakes company specific projects with these and other research and development providers, manufacturers and with universities.

Research and development expenditure by the group was £1.9 million in the year ended 31 March 2006 (2004/05: £0.8 million).

### Patent portfolio management

The group acquires patents in order to provide protection on those ideas and inventions which it intends to exploit commercially. Patents are maintained for up to 20 years.

There are currently 20 inventions which have patents awarded in several jurisdictions. During the year ended 31 March 2006, these 20 active patents generated 31 patent renewals in 11 countries. No patents were allowed to lapse during the year.

During the year, the company filed applications for four new patents. Two of these are to develop further enyzmic hydrolysis in sludge treatment, and the third is concerned with the formulation of wastewater sludge for fertilizer application. The fourth is concerned with a vandal proof cover.

The cost of maintaining patents was less than £50,000 per annum in each of the last two years.

### Licences

United Utilities grants licences to third parties for the commercial exploitation of its patent rights and intellectual property. There are currently seven active licence agreements. United Utilities may, as part of the licence, provide support to licensees for the purposes of marketing the product or service.

**Investment in community support (2005/06)**

# £3.0m

(2004/05: £3.1m)

The board believes that being responsible in the way it conducts its operations makes sound business sense. Active management on its key environmental, social and economic impacts helps the group work in a way that is ethical and balances the needs of all of its stakeholders. It enables the group to reduce risk, identify business opportunities, provide stability in its markets, protect resources, make savings, improve performance and build trust and understanding.

## CODE OF ETHICS

The group has adopted a set of business principles which comply with the US Securities and Exchange Commission's definition of a code of ethics. It will continue to develop them in line with best practice. A free copy of the business principles booklet is available upon request from the company secretary, United Utilities PLC, Dawson House, Great Sankey, Warrington, Cheshire, England, WA5 3LW or may be viewed on the group's website at www.unitedutilities.com.

## OUR APPROACH

The business principles guide the way the group manages its activities and its relationships with stakeholders and set the context for the group's approach to corporate responsibility.

The group's corporate responsibility policies are considered as part of the business planning process and performance is a personal objective for each member of the executive leadership team (ELT). Members of the ELT meet regularly to discuss the key social and environmental issues as determined by identifying and prioritising impacts and opportunities.

An important part of the approach is stakeholder consultation, which provides an understanding of the interests and priorities of the different groups of people who are affected by the group's activities. Engagement with such groups, through various means, provides an appreciation of the areas of the group's business that are material to them. This helps the group to target where it should place most emphasis in its internal programmes which, in turn, drives the reporting process. More information on the group's stakeholder approach, identification of key impact areas and detailed information, performance data and discussion can be found in the stakeholder report, or on the group's website at www.unitedutilities.com.

Formal management systems cover many of the group's impact areas, including environment, health and safety, and quality. Where appropriate, formal certification of these systems is sought. Most of the group's operations are covered by the ISO 140W accreditation for environmental management. Benchmark exercises help to track performance, drive continual improvement and seek out best practice.

## KEY IMPACT AREAS

**Regulation and compliance**
In north west England, United Utilities Water met its compliance standards at wastewater treatment works serving 99.6 per cent of the population, a slight reduction from last year due to a failure at one of its treatment works. Drinking water compliance at customers' taps increased again to 99.90 per cent. However, pollution incidents have risen slightly to 165 from 147 last year. The most serious, category one and two pollution incidents, increased to 23 from 11 the year before. Convictions fell, with eight prosecutions relating to wastewater resulting in fines of £47,500 in the calendar year to December 2005, compared to £42,200 in 2004.

In Scotland, where Contract Solutions operates six wastewater treatments works on behalf of Scottish Water, compliance was 100 per cent, with no pollution incidents or convictions. In Wales, where Contract Solutions is working for Dwr Cymru Welsh Water, 99.69 per cent of the equivalent population were served by compliant works, There were two category two pollution incidents in 2005/06.

Contract Solutions met EU water quality targets at its contract in Estonia (Tallinna Vesi), 12 months ahead of schedule. In Manila, 95 per cent of the central distribution area now has 24-hour water supply.

**Energy and climate change**
United Utilities is a major user of energy, principally to transport and treat water. In 2005/06, the group used 1,019 GWh of electricity and demand is rising to meet higher treatment standards. The long-term aim is first to halt, then to reverse this increase.

The group takes steps to improve energy efficiency. For example, three new lower emission biogas engines at Davyhulme wastewater treatment works will give the site a total generating capacity of 8MW, more than enough for its power needs. The group also works with clients, including Dwr Cymru Welsh Water, to improve the energy efficiency of their operations. The group has set up a carbon management forum, chaired by Gordon Waters, managing director of Contract Solutions and a member of the board of the Carbon Trust. It is hoped that the forum will bring greater focus to the group's work to manage its carbon emissions.

**Leakage and water efficiency**
In north west England, United Utilities Water has halved water leakage since 1995 and met its spot target of 470 Ml per day at the end of 2005/06. The next challenge is to maintain this performance during the year ahead.

The group promotes water efficiency among its domestic and business customers, and contributes to research to improve the efficiency of water appliances.

**United Utilities ranking in BitC's Corporate Responsibility Index**

=17th

During the year, United Utilities improved its score in Business in the Community's Corporate Responsibility Index. It was ranked 17th in the Corporate Responsibility Index and remains in the Premier League of the Environment index.

The group's approach is also recognised through its inclusion in the FTSE4Good Index (at global, European and UK levels).

### Waste management

The group's main waste streams are sludges from both wastewater and water treatment and spoil from excavation. Almost 90 per cent of wastewater sludge is recycled to agricultural land or used for restoration and reclamation. The group's new enzymic hydrolysis process, which accelerates natural bacteriological processes and converts up to 80 per cent of organic material into biogas, is now being deployed at four wastewater treatment sites.

The Sheepscar recycling plant, which is operated on behalf of Northern Gas Networks, receives excavated material from gas mains repair and replacement in south Yorkshire. The plant screens and crushes material, then blends it to make material to backfill excavation.

### Land management and rural issues

Biodiversity action plans are in place for utility operations in north west England and Wales, where the group owns or has significant management control over land and assets.

United Utilities North West has completed one year of its five-year innovative Sustainable Catchment Management Programme on the Bowland and Southern estate areas. The £10 million programme seeks to improve the condition of our ecologically important land, enhance biodiversity and improve raw water quality.

### Sustainable supply chain

The group aims to instil consistent values and standards of service throughout the supply chain. The group-wide procurement policy requires the environmental and social impacts of the group's buying decisions to be considered. The policy was strengthened during the year by a programme of workshops and research into best practice.

### Health and safety

The group aims for continual improvement in its health and safety performance. Common management standards are being implemented across the group. The business-wide health and safety management framework will be completed in September 2006. Further details of our safety performance in the year can be found on page 14.

### Education and training

Now in its third year, the 'Grow Your Future Workforce' programme in north west England continues to inspire young people to pursue a career in electrical engineering, an important area of work for the group where there is currently a skills shortage. In 2005, United Utilities took operational responsibility for gas mains on behalf of Northern Gas Networks and immediately ended a ten-year gas industry training gap by recruiting 17 new apprentices from almost 500 applicants from across the north east and Yorkshire.

Children from ages seven to 16 are taught at the group's four major education centres in north west England. The programme reaches customers of the future and inspires potential employees. 11,473 pupils visited the centres last year. Electricity education classes are delivered at the 'electricity classroom' or by United Utilities mobile electricity tutors.

### Diversity

Parts of the business still fail to reflect the diversity of society as a whole. During the year, the board approved a diversity strategy. Key actions include monitoring recruitment and selection procedures, benchmarking performance against other major companies, implementing workplace policies which support flexible working, and carrying out equal pay reviews.

### Customer service

The group has carried out a management development programme in its call centres and invested in the development of a tailored National Vocational Qualification in customer service. Weekend appointments to read customer meters and two-hour time slots for home visits are other innovations. A 24-hour automated balance enquiry and payments line and improved website make it easier to transact with us outside call centre opening hours.

### Debt and charging

Affordability of water bills is a growing problem which the industry has discussed with government, the Consumer Council for Water and industry regulators. The long-term solution to the issue rests with government. In the meantime, the group is taking steps to help customers in serious financial hardship. It is providing £15 million to support the independent United Utilities Trust Fund which came into operation on 1 April 2005. In its first full year of operation, 2,000 customers received a total £1.55 million to help with their water bills.

### Community support

The group supports community activity, investing its resources in partnerships and projects where it can share benefits with local communities. Support includes financial assistance as well as employee time and in-kind help. In 2005/06, some £3.0 million was spent, around 0.7 per cent of group profits. Most community investment is made as part of ongoing relationships the business has with a wide range of community stakeholders. Programmes include work on environmental, education, skills and training and employment initiatives, as well as local support for community activities. The group also has corporate relationships with Groundwork UK, WaterAid and the Royal Society for the Protection of Birds and supports many charitable giving and volunteering schemes.

## CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains certain forward-looking statements with respect to the financial condition, results of operations and business of the group.

Statements that are not historical facts, including statements about the board's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential', 'reasonably possible', 'targets' and variations of these words and similar expressions are intended to identify forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995. These statements are based on current plans, estimates and projections, and therefore investors should not rely on them. Forward-looking statements speak only as of the date they are made, and the company undertakes no obligation to update publicly any of them in light of new information or future events.

The company may also make written and/or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission on Form 6-K, in the annual report to shareholders, in proxy statements, in offering circulars and prospectuses, in press releases and other written materials and in oral statements made by officers, directors or employees to third parties, including financial analysts.

Forward-looking statements involve inherent risks and uncertainties. The company cautions investors that a number of important factors could cause actual results to differ materially from those anticipated or implied in any forward-looking statements. These factors include: (i) the effect of, and changes in, regulation and government policy; (ii) the effects of competition and price pressures; (iii) the ability of the company to achieve cost savings and operational synergies; (iv) the ability of the company to service its future operations and capital requirements; (v) the timely development and acceptance of new products and services by the company; (vi) the effect of technological changes; and (vii) the company's success in managing the risks of the foregoing. The company cautions that the foregoing list of important factors does not address all the factors that could cause results to differ materially.

## RISK FACTORS

In addition to the risks identified in other information included in this report, investors should consider the risks detailed in this section. There may be additional risks that the group does not currently know of, or that are currently deemed immaterial based on information currently available. The group's business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group's ordinary shares or ADSs. The group operates an internal control system to evaluate and manage risks as described in the section 'Internal control' on pages 59 and 60.

**Revenue of the group's regulated businesses is substantially influenced by regulators, which could adversely affect profitability**

The revenue and profitability of the group's water, wastewater and electricity distribution businesses (the regulated businesses) are substantially influenced by price limits established every five years by the respective regulators. Price reviews for the regulated businesses covering the five-year period commencing on 1 April 2005 were determined by the electricity regulator in November 2004 and by the water regulator in December 2004. The group has accepted both of these determinations and has not exercised its right to appeal adverse price determinations to the Competition Commission.

An adverse price determination may occur as a result of a number of factors, including an inadequate allowed cost of capital or unrealistic regulatory assumptions concerning operating expenses, required capital expenditure and revenue forecasts.

Scope to re-open these price controls within the charging period is limited. In the case of the water and wastewater business, there are provisions for Interim Determinations of K ('IDoK') and the application of the 'shipwreck clause'. There is no equivalent provision that allows for the re-opening of electricity distribution price limits, although specific re-opening provisions have been made, with effect from 1 April 2005, in relation to uncertain costs associated with specified provisions of the Electricity Safety, Quality and Continuity Regulations 2002 (or amending/replacement regulations), the New Roads and Street Works Act 1991 and the Traffic Management Act 2004.

**Failure to deliver the capital investment programmes could adversely affect profitability**

United Utilities' regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their wastewater, water and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs. Historically, the group has financed the expenditures from cash flows from operations and from debt financing. There can be no assurance that cash flows from operations will not decline, or that additional debt financing or other sources of capital will be available to meet these requirements.

If the group is unable to deliver the capital programme at expected expenditure levels or is unable to secure the expected capital efficiencies associated with the capital programme or the programme falls behind schedule for other reasons, the group's profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the group's ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions.

The group is currently in discussions with Ofwat and the Environment Agency in relation to the scope of works required in order to complete that part of its capital programme for the last charging period (i.e. 2000-05) which related to limiting pollution from storm water overflows (referred to by the Environment Agency as 'Unsatisfactory Intermittent Discharges' ('UIDs')). This means that some of these works are being delayed until the required scope is determined. Once the cost of the scope of works is finally determined, it may be more than the amounts that have been allowed for by Ofwat in the 1999 and 2004 price reviews. In such cases the company will seek to process the resulting changes through Ofwat's protocol for dealing with changes to the regulatory contract (the 'change protocol'). In respect of those UIDs which were the subject of the company's 2003 interim determination, Ofwat has stated that additional costs of completing these works will be recoverable through future price reviews provided that they meet Ofwat's conditions for recovery under the change protocol. In respect of the UIDs which were not dealt with in the 2003 interim determination, Ofwat has given a similar confirmation in relation to those which the company considers present the greatest risk of significantly exceeding the costs assumed in the 1999 price review. The group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

**Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability**

Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings a business change programme is underway. If the operating cost savings are not achieved, or the business change programme is not delivered, then the group's profitability would suffer. Similarly, if operational performance was to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the group's profitability would suffer.

**Environmental regulations could increase the group's costs and adversely affect profitability**

Various government environmental protection and health and safety laws and regulations govern the wastewater, water and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and quality of electricity supply, which affect the group's operations. In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. Should the group fail to comply, it would face fines imposed by the courts or otherwise face sanction by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst management believes it has taken into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation amended, which will increase the group's operating costs by requiring changes or modifications to the assets in order to comply with any new environmental laws and regulations. Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

**Service interruptions or contamination to water supplies could adversely affect profitability**

In addition to the capital investment programmes, United Utilities' regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service. Historically, there have been interruptions to the supply of services such as the incident in January 2005 affecting Cumbria and Lancashire in north west England, when a storm severely damaged the electricity network supply to 250,000 customers, but the majority of interruptions relate to minor issues that are rectified promptly. However, the failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the group's operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources. In the event that water supply is contaminated and the group is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source in a cost-effective manner, there may be an adverse effect on the group's operating results or financial position. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

It is possible that some of the costs associated with service interruptions or contaminations may be partly recoverable through the shipwreck clause or future price reviews. The group maintains insurance policies in relation to legal liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

**Non-recovery of customer debt could adversely affect profitability**

United Utilities North West manages the billing, cash collection and debt management activities for 3.1 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings. Non-recovery of debt is therefore a risk to the group and may cause the group's profitability to suffer, although allowance is made by the water regulator in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the group can also request a re-setting of its price limits through an IDoK during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful. Although new and existing strategies continue to be implemented to reduce cash collection risks, including targeted summonsing, there can be no assurance that the group will not suffer losses from the group's inability to recover its debts fully.

**Rapid growth in the business process outsourcing and infrastructure management sectors exposes the group to execution risk; conversely, slow growth could adversely affect profitability**

Through Vertex, the group's activities in business process outsourcing are expanding into new markets and territories and achieving increased sales external to the group (2006: £301 million; 2005: £308 million). The infrastructure management business, United Utilities Contract Solutions, is also expanding into new markets. The delivery of contracts, both existing and future, will be achieved by exploiting the group's core infrastructure management and business process outsourcing skills. In addition, Vertex has significantly expanded its operations into financial services with the acquisition of Marlborough Stirling Group plc. This rapid growth exposes these businesses to new business and transaction risks and, potentially, the risk of overtrading, whereby the businesses are unable to operate all their contracts to the standard required by their clients due to a lack of resources and suitably qualified personnel. Overtrading could lead to a loss of customers which, in turn, may cause profitability to suffer. Slower than expected expansion could also impact profitability.

**Pension scheme obligations may require the group to make additional contributions to the schemes which would reduce profitability**

The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances. The group increased pension contribution rates to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme in 2003/04 and the results of the full actuarial valuation resulted in further increases being required to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme from 1 April 2005. A one-off lump sum contribution of £320 million was made on 31 March 2005. This contribution was calculated to equal the capitalised value of the group's funding obligations to the schemes for the next five years (based on the actuarial valuation as at 31 March 2004) and represents advance payment of certain employer contributions which would have been made to the schemes during that period. As a consequence the schemes were estimated to have a combined post-tax surplus of £13.5 million as at 31 March 2006, compared to a post-tax obligation of £59.2 million at 31 March 2005. However, the group continues to monitor the funding of the schemes and cannot guarantee that during the next five years further contributions will not be required to eliminate continuing shortfalls in the schemes. This may adversely affect the financial position of the group. Should long-term investment returns remain lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to an increased deficit, the profitability of the group may be further adversely affected and the group required to increase its contributions to eliminate this under-funding. Currently, anticipated future pensions contributions and a proportion of existing pension scheme deficits are recoverable through the price limits established by the regulators.

**Operating risk**

Managing the group's businesses is dependent upon the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from fraud, employee errors, failure to properly document transactions or to obtain proper internal authorisation, failure to comply with regulatory requirements and business principles, resource shortages, equipment failures, natural disasters or the failure of external systems. Although the group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the group.

## LITIGATION

NOSS Consortium ('NOSS'), of which North West Water International Limited ('NWWIL'), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ('BMA') to build a wastewater treatment plant and network in central Bangkok. Following disagreements with the engineer and a dispute with BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Baht (approximately £83 million). The BMA has counter-claimed for approximately 3.2 billion Baht (approximately £44 million). Arbitrators have been appointed by each party, but the arbitration process has stalled following the arbitrators' failure to agree on the appointment of a third arbitrator. NOSS will continue to monitor the situation, but presently no hearings are scheduled.

Save as stated above, neither the company nor any member of its group is, or has been, involved in any legal or arbitration proceedings nor, as far as the directors are aware, are any such proceedings pending or threatened by or against any member of the group which may have, or have had within the previous 12 months, a significant effect on the group's financial position.

The company is engaged in litigation in the ordinary course of its operations, such as contract disputes, disputes over easements/wayleaves and other similar property matters, bill collections, personal injury claims and workers' compensation claims. The company does not believe that such litigation, either individually or in aggregate, is material. The company maintains insurance and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with IFRS.

The business of the company is managed by the board of directors. There are no family relationships between any of the directors or senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to below was selected as a director or member of senior management.

**Reappointment of directors**

Under the articles of association, a director appointed by the board to fill a casual vacancy must retire at the annual general meeting of the company next following such appointment. Philip Green was appointed as an additional director by the board on 20 February 2006 and he was appointed as the chief executive officer on 31 March 2006. Paul Heiden was appointed as an additional director on 5 October 2005. They are therefore retiring and offering themselves, and the board is recommending them, for reappointment at the 2006 annual general meeting.

In addition, the articles of association provide that if, at the start of business on the date of the notice convening that annual general meeting, a director has served for a continuous period of nine years he must retire and may offer himself for reappointment. Sir Peter Middleton will have completed over nine years' service at the date of notice and is therefore retiring and offering himself for reappointment at the 2006 annual general meeting.

The articles of association also state that a director must retire at the third annual general meeting following his or her last appointment. Gordon Waters was last appointed at the annual general meeting held in 2003 and is therefore retiring and is offering himself for reappointment at the 2006 annual general meeting.

Jane Newell, having completed nine years' service, will stand down at the annual general meeting in 2006 and she will not seek reappointment. Simon Batey will be leaving the company after the annual general meeting and, therefore, he will not seek reappointment.

**Executive directors**

Philip Green (age 53) – Chief executive officer

Philip Green was appointed as a director on 20 February 2006 and he succeeded John Roberts, who retired on 31 March 2006, as the chief executive officer. In his most recent role before joining the company, he led the container shipping company Royal P&O Nedlloyd through its successful listing in 2004 and subsequent agreed acquisition by AP Moller-Maersk A/S, delivering significant value for shareholders. Prior to that, he was a main board director and chief operating officer at the global information company Reuters Group PLC, overseeing significant restructuring, cost reduction and customer service improvements. From 1990 to 1999 he was at DHL, the global market leader for cross-border express delivery, becoming chief operating officer for Europe and Africa in 1994.

Simon Batey (age 52) – Chief financial officer

Simon Batey joined the board as the chief financial officer on 1 April 2000. He had previously been group finance director of AMEC plc from 1992 and prior to that deputy finance director. He was closely involved in the reshaping of that group through a number of major investments and disposals and the development of its policy towards private finance initiatives. He also served on the boards of Fairclough Homes Group Limited and the major French electrical contractor SPIE SA. He was appointed as a non-executive director of THUS Group plc on 26 February 2006 and he is also a non-executive director of Arriva plc. After graduating from Oxford University, Simon joined Armitage & Norton (now part of KPMG) where he trained and qualified as a chartered accountant.

Charlie Cornish (age 46) – Managing director, United Utilities North West

Charlie Cornish is responsible for the group's regulated asset management business. He joined the group in January 2004 and was formally appointed to the board on 27 January 2004. After graduating from Strathclyde University, he worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS trusts. In 1998, he joined the West of Scotland Water Authority as human resources director and was involved with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia/Pacific and the Americas, eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He is chairman of Young Enterprise North West and was appointed to the board of Water UK in March 2006. He was a director of Young Enterprise UK until February 2006.

Tom Drury (age 44) – Managing director, Vertex

Tom Drury joined the board as an executive director on 9 May 2005. He began his career with Unilever before joining PricewaterhouseCoopers where he became a management consultant, specialising in financial management, activity-based costing and business planning. He joined United Utilities Water in 1991 and became finance director in 1992. He moved to Vertex as managing director when it was set up in 1996 and has successfully guided the company from being essentially an in-house provider of customer management services to its current position as one of the UK's largest providers of business process outsourcing.

Gordon Waters (age 58) – Managing director, United Utilities Contract Solutions

Gordon Waters is responsible for the group's infrastructure management business. He joined the group in 1996, and was appointed to the board on 1 June 1997. A qualified civil engineer and structural engineer, he graduated from the City University London in 1969. He joined a major UK consulting engineering practice before working for a number of major UK construction companies. From 1987 to 1996, he worked for Tarmac Construction Limited, becoming managing director of the civil engineering division in 1992, and joining the board of Tarmac Construction Limited in 1993. He was responsible for all their major projects and regional civil engineering companies and specialist companies both in the UK and overseas. He is a non-executive director of The Carbon Trust.

### Non-executive directors

**Sir Richard Evans (age 63) – Chairman**

Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001. He joined the Military Aircraft Division of British Aircraft Corporation (BAC) and in 1978, he was promoted to commercial director of what had then become the Warton Division of the then British Aircraft Corporation. He was appointed deputy managing director of the newly formed British Aerospace Military Aircraft Division in 1986. In January 1987, he was appointed to the board of British Aerospace plc as marketing director and became chief executive in 1990. He was also a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004, after more than 30 years with the company (and its predecessors). He was also a non-executive director of NatWest plc from 1998 to 2000.

**Norman Broadhurst (age 64) – Chairman of the audit committee**

Norman Broadhurst was appointed as a non-executive director on 1 April 1999 and is chairman of the audit committee. He is currently chairman of Chloride Group plc and Freightliner Ltd. On 11 May 2006 he became chairman of Cattles plc. He is also a non-executive of Old Mutual plc and on 22 May 2006 he retired as a non-executive from the board of Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000.

**David Jones CBE (age 64) – Non-executive director**

David Jones CBE was appointed as a non-executive director on 3 January 2005. He is currently chairman of UK Coal PLC and is also chairman of Teesside Power Ltd. He was the group chief executive of The National Grid Company plc from 1994 to 2001 taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.

**Paul Heiden (age 49) – Non-executive director**

Paul Heiden was appointed as a non-executive director on 5 October 2005. He has been the chief executive of FKI plc since 2003. From 1992, he held various senior management positions at Rolls-Royce plc prior to joining the board in 1997 as director of Industrial Businesses and being appointed group finance director in 1999. After qualifying as a chartered accountant at Peat Marwick Mitchell & Co, he worked in senior finance roles at Hanson PLC and Mercury Communications. He was a non-executive director of Bunzl plc from 1998 to 2005 and was a non-executive director of Filtrona plc from 2005 to 2006.

**Sir Peter Middleton (age 72) – Deputy chairman and senior independent non-executive director**

Sir Peter Middleton joined the board as a non-executive director in January 1994. He is chairman of Camelot Group plc, the operator of the National Lottery, president of the British Bankers' Association, chairman of the Barclays Group Asia Pacific Advisory Committee, chairman of the Centre for Effective Dispute Resolution, chairman of Marsh Ltd, chairman of Creative Sheffield, chancellor of the University of Sheffield and is on the boards of the National Institute of Economic and Social Research and Mobile TeleSystems (MTS) OJSC. He is also a member of the Advisory Boards of Marsh McLennan companies, Financial Dynamics and Sistema. After National Service, he joined HM Treasury where he had a long and distinguished career spanning 30 years, ultimately ascending to become permanent secretary from 1983 to 1991. Sir Peter joined Barclays in 1991 as group deputy chairman and as executive chairman of BZW, became chairman of Barclays Capital following the reorganisation of BZW in October 1997 and was group chief executive from November 1998 until October 1999. He became group chairman of Barclays Bank PLC in April 1999 and retired in August 2004.

**Jane Newell OBE (age 62) – Non-executive director**

Jane Newell joined the board as a non-executive director on 1 September 1996. After 10 years as an international civil servant, she joined the Liverpool School of Tropical Medicine, and became chairman of its Council from 1995 to 1997. In 1992, she was appointed founder trustee and subsequently chairman of the Maxwell Pensioners Trust and in 1997 received the OBE for this work. She is chairman of DSGi Group Pension Scheme, an external assessor for the Home Office for promotions in the police, prison and fire services, pro-chancellor and chairman of the board of governors of London South Bank University and a Justice of the Peace. In March 2005, she stood down as chairman of the trustee companies responsible for the United Utilities' pension schemes following her appointment as chairman of the trustee company to the Royal Mail Pension Plan, one of the largest funds in the UK.

**Andrew Pinder CBE (age 59) – Non-executive director**

Andrew Pinder was appointed a non-executive director on 1 September 2001. As the e-Envoy to the UK government from 2000 to 2004, he was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. He joined the board of Entrust, a US-based security specialist, in November 2004 and he became an independent non-executive director of Spring Group plc in March 2005. In 2005 he became a member of the Intel Global Advisory Board and in January 2006, he became Chairman of Becta (British Educational Communications and Technology Agency), an agency of the DfES, which looks after IT in schools and further education. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation and as director of information technology at the Office of Inland Revenue.

Nick Salmon (age 53) – Non-executive director
Nick Salmon was appointed as a non-executive director on 4 April 2005. He has been the chief executive of Cookson Group plc since 2004. From 2001 to 2004, he was executive vice president of Alstom S.A., the global energy and transport infrastructure group. From 1997 to 2001 he was executive vice president of ABB Alstom Power and was chief executive of Babcock International Group PLC from 1993 to 1997. Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent 11 years with China Light & Power Company Limited in Hong Kong.

**Senior managers**
The following are the senior managers of the company who are not board directors, but together with the executive directors above, form the executive leadership team:

Linda Booth (age 53) – Group human resources director
Linda Booth joined the group as human resources director of Your Communications Limited on 4 October 1999. She was appointed as group human resources director on 1 January 2003. She is a non-executive director of Ufi Limited which is improving skills for work via Learndirect. She also chairs the steering committee of Grow Your Future Workforce which is a partnership between United Utilities and Scottish Power, funded by the North West Development Agency to address engineering skills shortages.

Tim Rayner (age 45) – Company secretary
A solicitor and previously a partner with a predecessor law firm of Addleshaw Goddard, Tim Rayner joined the group as group legal manager in 1995. He was appointed as group company secretary on 1 April 1998.

Other executive leadership team members who served during the year included Tom Drury, who was appointed to the board on 9 May 2005, Hugh Logan, who transferred to THUS Group plc on 26 February 2006 and Ian Priestner, who left the company on 30 April 2006.

### Principal activities

The company is the holding company of a group which manages and operates electricity distribution, water and wastewater assets and also manages infrastructure and business processes for its own and other businesses.

A fuller description of business activities is contained within the operating and financial review on pages 4 to 15. The principal subsidiary undertakings and joint ventures of the company are shown in note 13 to the consolidated financial statements.

### Business review

The chairman's and chief executive's reviews on pages 2 and 3 and the operating and financial review on pages 4 to 34 report on the group's activities during the year and on likely future developments. A summary of key performance indicators can be found on the inside cover. The directors, in preparing the operating and financial review, have not sought to comply with the ASB's 2006 Reporting Statement on operating and financial reviews.

### The dividend for shareholders

The directors are recommending a final dividend of 29.58 pence for each ordinary share for the year ended 31 March 2006, making a total for the year of 43.87 pence for each ordinary share. Subject to shareholders approving this recommendation at the annual general meeting, the dividend will be paid on 25 August 2006 to shareholders on the register at the close of business on 30 June 2006.

### The business for the annual general meeting

Details of the resolutions to be proposed at the 2006 annual general meeting are set out in the notice calling the meeting. There is also a full explanation of the resolutions in the leaflet containing the notice, enclosed with this report.

### Employees

The company's policies on employment of disabled persons and on employee involvement are contained within the operating and financial review on pages 13 and 14. The policy to encourage employee involvement through provision of share schemes is discussed within the directors' remuneration report on page 41.

### Directors and senior management

The names of the present directors and their biographical details are given on pages 35 to 37, together with details of the senior managers who, with the executive directors, form part of the executive leadership team but are not board members. The following also served during the period:

- John Roberts – retired from the board as the chief executive officer on 31 March 2006;
- John Seed – retired from the board as a non-executive director on 29 July 2005;
- Hugh Logan – a member of the executive leadership team transferred to THUS Group plc on 26 February 2006; and
- Ian Priestner – a member of the executive leadership team left the company on 30 April 2006.

### Directors' and senior managers' interests in shares

The directors and their immediate families had the following interests in shares as at 31 March 2006 and as at 31 May 2006, all of which were beneficial interests, in the company's ordinary shares and options to subscribe for shares. None of the directors or senior managers hold more than one per cent of the ordinary share capital of the company. Except as described below, none of the directors had any interest in any share capital of any other group company or in any debenture of any group company.

1. Interests in ordinary shares

As at 31 May 2006, the directors and senior managers (15 persons) of United Utilities held a total of 393,341 ordinary shares in the company, representing 0.04 per cent of the issued ordinary share capital. The individual interests of the directors in ordinary shares are shown in table 14.

Table 14:

| | At 1 April 2005 or date of appointment if later* | | At 31 March 2006 | At 31 May 2006 |
|---|---|---|---|---|
| | A shares | Ordinary | Ordinary | Ordinary |
| Philip Green* | n/a | 100,000 | 100,000 | 100,289 |
| John Roberts | 40,222 | 110,199 | 191,219 | n/a |
| Simon Batey | 44,127 | 82,401 | 126,802 | 126,848 |
| Charlie Cornish | – | 46 | 321 | 367 |
| Tom Drury* | 5,323 | 20,123 | 22,426 | 22,426 |
| Gordon Waters | 7,253 | 44,276 | 73,380 | 73,426 |
| Sir Richard Evans | 136 | 245 | 381 | 381 |
| Norman Broadhurst | 189 | 341 | 530 | 530 |
| David Jones | – | – | – | – |
| Paul Heiden* | n/a | – | 1,852 | 1,852 |
| Sir Peter Middleton | 2,541 | 4,574 | 7,115 | 7,115 |
| Jane Newell | 2,419 | 4,356 | 6,775 | 6,775 |
| Andrew Pinder | 2,222 | 4,000 | 6,222 | 6,222 |
| Nick Salmon* | – | – | – | – |

Notes:

- The amounts held at 31 March 2006 include those shares purchased by way of the second stage of the two-stage rights issue of one further A share for each A share held on 2 June 2005 at 165p per further A share. On 6 July 2005 all the A shares were converted into ordinary shares at a rate of two for one.
- Each executive director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 52,500 ordinary shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Employee Share Trust at 31 March 2006. As at 31 May 2006, United Utilities Employee Share Trust Limited continued to hold 52,500 ordinary shares.
- Tom Drury was appointed as a director on 9 May 2005.
- Nick Salmon was appointed as a director on 4 April 2005.
- John Seed retired as a non-executive director on 29 July 2005.
- Paul Heiden was appointed as a non-executive director on 5 October 2005.
- John Roberts retired as the chief executive officer and as a director on 31 March 2006.
- Philip Green was appointed as a director on 20 February 2005 and as the chief executive officer on 31 March 2006.
- Provided Philip Green maintains his shareholding of 100,000 shares and remains in employment with the company throughout the next five years, United Utilities has agreed to match this investment on a one-for-one basis, thereby aligning his interests with those of the company's other shareholders. These matched shares, together with additional shares from notional reinvestment of dividends, will transfer to Mr Green at the end of the five-year period, after the conclusion of the next regulatory reviews.

2. Interests in share options

As at 31 May 2006, the directors and senior managers (15 persons) of United Utilities held options to purchase 7,983 ordinary shares in the company, representing 0.001 per cent of the issued ordinary share capital, all of which were issued pursuant to the United Utilities all-employee ShareSave scheme, the company share option scheme 1999 or its forerunner, the executive share option scheme. The individual interests of the directors in share options are shown in table 15.

Table 15:

| | At 1 April 2005 or date of appointment if later* | At 31 March 2006 | At 31 May 2006 |
|---|---|---|---|
| Philip Green* | – | – | – |
| John Roberts | – | – | n/a |
| Simon Batey | 1,751 | 1,751 | 1,751 |
| Charlie Cornish | – | – | – |
| Tom Drury* | 3,772 | – | – |
| Gordon Waters | 3,030 | 2,648 | 2,648 |

Notes:

- Non-executive directors do not participate in the company's share option plans.
- Tom Drury was appointed as a director on 9 May 2005.
- John Roberts retired as the chief executive officer and as a director on 31 March 2006.
- Philip Green was appointed as a director on 20 February 2005 and as the chief executive officer on 31 March 2006.

Purchase of own shares

At the annual general meeting held on 29 July 2005, the company was authorised by the shareholders to purchase, in the market, up to 87,128,296 of its own ordinary shares of £1 each. No shares were purchased pursuant to this authority during the year. This authority is normally renewable annually and approval will be sought from shareholders at the 2006 annual general meeting to renew the authority for one year.

Fulfilling social and environmental responsibilities

As described in the corporate responsibility review on page 30, the group seeks to manage its total impact on society as a responsible corporate citizen. Full details are set out in the company's separate stakeholder report, which is an important part of the company's integrated approach to reporting on the group's overall performance, together with the annual report and the website.

Political and charitable donations

Charitable donations by the group in the year amounted to £1,324,308 (2005: £1,312,774). The group's policy is not to make any donations for political purposes. However, the Political Parties, Elections and Referendums Act 2000 requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2005 annual general meeting an authority was taken to cover such expenditure. Pursuant to that authority, in the year, the company incurred costs of £22,499 (2005: £12,845) as part of the process of talking to government at all levels. Resolutions to renew this authority for the company and its principal subsidiaries will be put to the 2008 annual general meeting.

Approach to technology development

The group is committed to using innovative, cost-effective and practical solutions for providing high quality services. It also continues to make full use of the wide-ranging expertise, abilities and facilities within the group. It recognises the importance of ensuring that it properly focuses its investment in the development of technology, that it has the right skills to apply technology to achieve sustainable competitive advantage and that it continues to be alert to emerging technological opportunities.

Substantial shareholders and related party transactions

The company is not directly or indirectly owned or controlled by another corporation or by an individual or government and there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the company. At 31 May 2006, the directors were aware of the following notifiable beneficial interests of greater than three per cent in the company's issued ordinary share capital:

Table 16:

| Company | Date notified | No. of shares | % |
|---|---|---|---|
| Legal and General Group plc | 08/07/2005 | 29,538,448 | 3.38 |
| Prudential plc | 06/03/2006 | 26,707,289 | 3.05 |
| Spucegrove Investment Management Ltd | 13/07/2005 | 30,877,098 | 3.54 |

Holders of all ordinary shares, including those held through ADSs, have the same voting rights.

As of 12 May 2006, there were 72 registered holders of 39,423,997 United Utilities PLC ADSs (representing 78,847,994 ordinary shares) with an address in the US, constituting nine per cent of the ordinary shares in issue at that date. In addition, at 12 May 2006, there were 127 registered holders of 53,761 ordinary shares with addresses in the US, constituting less than one per cent of the ordinary shares in issue at that date.

Other than with respect to employment agreements and compensation arrangements, there is no material indebtedness owed to, or by, and there have been no material transactions between, the company and management during the company's three most recent financial years, nor are there presently proposed to be any such indebtedness or any material transactions, or any transactions that are unusual in their nature or conditions to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or five per cent shareholder, or any relative or spouse thereof or any associate of the company or any enterprise that directly or indirectly controls, is controlled by or is under common control with the company, had or is to have a direct or indirect material interest.

For details of related party transactions see note 28 to the consolidated financial statements on page 102.

**Creditor payment policy and practice**
The group does not follow any specific external code or standard on payment practice. Its policy is normally to pay suppliers according to terms of business agreed with them on entering into binding contracts and to keep to the payment terms providing the relevant goods or services have been supplied in accordance with the contracts. The group and the company had 45 days (2005: 54 days) and 37 days (2005: 34 days) respectively of purchases outstanding at the end of the financial year.

**Indemnities**
Throughout the year and as at the date of this report, the articles of association contained provisions for the benefit of directors, officers and employees of the group and its subsidiary and associated companies indemnifying them out of the assets of the company to the full extent allowed by law against liabilities incurred by them in the course of carrying out their duties.

**Directors' and officers' insurance**
The company maintains an appropriate level of directors' and officers' insurance whereby directors are indemnified against liabilities to third parties to the extent permitted by the Companies Act.

**Financial instruments**
The risk management objectives and policies of the company can be found in note 18 to the financial statements on page 90.

**Information given to auditors**
Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

(2) the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

**Independent auditors**
The board is proposing to reappoint Deloitte & Touche LLP as auditors at the forthcoming annual general meeting.

Approved by the board on 31 May 2006 and signed on its behalf by

**Tim Rayner**
Secretary

### Approach to reward

The group must ensure that its remuneration arrangements attract and keep people of the right calibre in order to ensure corporate success and to enhance shareholder value. Its overall approach is to attract, develop, motivate and keep talented people at all levels, pay competitive salaries and benefits to its staff and encourage its staff to hold shares in the company. When pay levels are set, account is taken of the work that an employee does and what is paid in other companies for that work. The company seeks to reward its people fairly and give them the opportunity to increase earnings by linking pay to achieving business and individual performance targets.

The board believes that share ownership is an effective way of strengthening employees' involvement in the development of the business and bringing together their interests and those of shareholders. It offers employees the opportunity to build up a shareholding in the group.

The main all-employee scheme is the Inland Revenue approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

Grants have also been made to employees through the SAYE share option savings scheme, 'ShareSave', whereby an employee is granted an option to buy shares at the end of a three or five-year term during which they can save up to £250 each month from their net pay. The option price is fixed at a price not lower than 20 per cent below the market price at the date of grant. The number of shares that can be bought is determined by the amount saved by the employee over the term.

Senior executives also have the opportunity to acquire shares by participating in the group's performance share plan. This plan has replaced the grant of executive share options. Further information on the operation of the group's share schemes can be found in note 27 to the accounts.

### Aggregate remuneration

During the year, the aggregate amounts of remuneration paid to all directors and members of the executive leadership team was £10,105,868 (2005: £8,181,178). This includes executives' salaries, annual bonuses earned and accrued in the year to 31 March 2006 but paid after the year end, the value of long-term incentives earned for the period ended 31 March 2005 and paid during the year and benefits in kind. To fully comply with the 20-F reporting requirements, the 2006 figure includes the total amounts set aside or accrued by the company or its subsidiaries in 2005/06, including the value of contributions to pension schemes, to provide pension, retirement or similar benefits. To ensure an appropriate comparison, the figure for 2005 has also been adjusted to take account of pensions benefits.

## NON-EXECUTIVE DIRECTORS (INCLUDING THE CHAIRMAN)

A committee of the board decides the remuneration of the non-executive directors (other than the chairman). Its members are the chairman (Sir Richard Evans) and the executive directors, John Roberts (to 31 March 2006), Philip Green (from 20 February 2006), Simon Batey, Charlie Cornish, Tom Drury (from 9 May 2005) and Gordon Waters. The committee may take independent advice. It is also advised by the group's human resources director (Linda Booth). The committee met once during the year to review the fees paid to non-executive directors. The remuneration committee decides the remuneration of the chairman.

### Terms of appointment

Non-executive directors' appointments are for an initial period of three years. They are subject to reappointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter if they are to be renewed. After nine years in office a non-executive director is required to seek reappointment each year at the annual general meeting. They do not have contracts of service. In the event of early termination, for whatever reason, they are not entitled to compensation. Their letters of appointment can be inspected at the company's registered office and on the company's website at www.unitedutilities.com. They set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them.



**Table 17: Non-executive directors' terms of appointment**

| | Date first appointed to board | Date of last appointment AGM in | Reappoint no later than AGM in | Notice period | Compensation upon early termination |
|---|---|---|---|---|---|
| Sir Richard Evans | 01.09.1997 | 2004 | 2007 | none | none |
| Sir Peter Middleton | 01.01.1994 | 2005 | 2006 | none | none |
| Norman Broadhurst | 01.04.1999 | 2005 | 2008 | none | none |
| Paul Heiden | 05.10.2005 | n/a | 2006 | none | none |
| David Jones | 03.01.2005 | 2005 | 2008 | none | none |
| Jane Newell | 01.09.1996 | 2003 | 2006 | none | none |
| Andrew Pinder | 01.09.2001 | 2005 | 2008 | none | none |
| Nick Salmon | 04.04.2005 | 2005 | 2008 | none | none |
| John Seed | 01.03.1996 | 2002 | n/a | none | none |

**Note:**

- John Seed resigned from the board at the AGM on 29 July 2005.

**Policy statement on non-executive directors' remuneration**
The company's policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed each year when account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman, deputy chairman and the other non-executive directors. Additional fees are paid to the chairmen of the audit committee (Norman Broadhurst) and remuneration committee (John Seed to 29 July 2005 and David Jones from 29 July 2005). Non-executive directors do not participate in any annual bonus or incentive plan, the pension scheme, healthcare arrangements, the company's long-term incentive plans or employee share schemes. The company repays the reasonable expenses they incur in carrying out their duties as directors.

**Non-executive directors' remuneration**
Non-executive directors' fees were increased on 1 September 2005. The base fee is £47,250 a year. The annual fee paid to Sir Peter Middleton, deputy chairman, is £84,000. The additional fees paid to the chairmen of the audit and remuneration committees are £10,000 and £7,500 a year respectively. The chairman's fee increased to £210,000 a year. The next review of non-executive directors' fees will be in September 2006. Non-executive directors' remuneration for the year to 31 March 2006 is set out in table 18.

**Table 18: Non-executive directors' fees (audited information)**

| | Total fees | |
|---|---|---|
| | 2006 £'000 | 2005 £'000 |
| Sir Richard Evans | **205.0** | 193.5 |
| Norman Broadhurst | **56.3** | 53.8 |
| Paul Heiden | **23.1** | – |
| David Jones | **51.4** | 11.0 |
| Sir Peter Middleton | **82.3** | 78.3 |
| Jane Newell | **46.3** | 73.3 |
| Andrew Pinder | **93.8** | 89.2 |
| Nick Salmon | **45.9** | – |
| John Seed | **17.2** | 51.5 |
| Total | **621.3** | 550.6 |

**Notes:**
- David Jones was appointed to the board on 3 January 2005.
- Nick Salmon was appointed to the board on 4 April 2005. His yearly fee is £47,250.
- Paul Heiden was appointed to the board on 5 October 2005. His yearly fee is £47,250.
- John Seed resigned from the board on 29 July 2005.
- Between August 2004 and March 2006, Andrew Pinder received additional fees in his capacity as a non-executive director of Vertex Data Science Limited. During the year, fees of £47,500 became due (2005: £45,000). These are included in the figures above. He resigned as a director of Vertex Data Science Limited on 31 March 2006.
- Jane Newell's fee for 2005 includes an additional amount of £30,000 paid to her in her capacity as chairman of the company's pension schemes' trustee until 31 March 2005.

**EXECUTIVE DIRECTORS**

**The remuneration committee**
The remuneration committee makes recommendations to the board on the group's framework of executive remuneration and its cost. It approves, on the board's behalf, the general recruitment terms, remuneration benefits, employment conditions and severance terms for executive management. It decides the specific recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms for the executive directors and managing directors of subsidiary businesses and functional directors at the group's corporate centre who form the executive leadership team.

The committee's members are David Jones (Chairman from 29 July 2005), Norman Broadhurst, Paul Heiden (from 5 October 2005), Sir Peter Middleton, Jane Newell, Andrew Pinder and Nick Salmon (from 4 April 2005). All are non-executive directors determined by the board to be independent in accordance with the Combined Code. The committee's members have no personal financial interest in the company other than as shareholders and the fees paid to them as non-executive directors. They have no conflicts of interest arising from cross-directorships and are not involved in the day-to-day running of the group's businesses. John Seed was a member and chairman of the committee until 29 July 2005. The committee's terms of reference are available to shareholders on request and are on the company's website at www.unitedutilities.com.

The committee has retained New Bridge Street Consultants LLP to advise it on executive remuneration. They also advise the company on the remuneration of a limited number of senior executive managers whose specific terms do not fall within the remit of the remuneration committee. This is to ensure consistency in the application of the board's policies on executive remuneration and the general terms of employment approved by the remuneration committee. Mercer Human Resource Consulting advise the committee on pensions matters. They are also the actuaries to one of the company's pension schemes (United Utilities Pension Scheme) and advise the company on matters relating to its operation. Eversheds LLP provide legal advice on the operation of the group's share incentive and share option plans, including drafting the rules and advising on their interpretation and may advise on individual termination arrangements. They also provide general legal advice to the group.

The committee is assisted by the chief executive officer, who is consulted on proposals relating to the remuneration of the other executive directors and senior executives and by the group's human resources director. They and the company secretary, attend meetings except when the committee discusses matters relating to their own remuneration. The committee can and does also seek advice directly from other specialist staff within the group.

The committee considers fully the principles of good governance and the code of best practice. It met six times in the year to 31 March 2006. Individual attendance at the meetings is stated in the corporate governance report on page 57.

During the year, matters considered by the committee included:

- the 2005 salary review for executive directors and other senior executives;

- awards payable under the 2004/05 annual bonus plan and the measures and targets for the 2005/06 plan;
- the size of and performance conditions to apply to the 2005/06 grant of awards under the performance share plan and international plan, adjustments to awards granted under the 2003/04 and 2004/05 plans consequent upon the second stage of the group's rights issue, monitoring ongoing performance against the conditions applying to previous grants, eligibility for future awards and the vesting of the 2002/03 awards;
- the implications of tax simplification legislation on pension policy and provision for executives;
- monitoring of executive shareholdings against target;
- the terms of appointment for the new chief executive officer and the new chief financial officer; and
- the form and content of the remuneration report in light of developments in stakeholder views and evolving best practice on disclosure.

The committee also reviewed the incentive arrangements for executive directors and members of the executive leadership team. Details of revised annual bonus arrangements and proposed changes to the long-term incentive plans (the performance share plan and its equivalent for overseas based executives, the international plan) are given later in this report. The changes to these plans are subject to shareholder approval at the annual general meeting on 28 July 2006. It is also proposed to introduce a matching share plan for executive directors and members of the executive leadership team in 2007. During 2006/07, the committee will consult institutional investors regarding the plan, including the performance conditions. It is proposed that the rules of the proposed matching share plan will be submitted for shareholder approval at the annual general meeting in 2007.

The board accepted the committee's recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

**Policy statement on executive directors' remuneration**

The board's policy for executive directors' and senior executives' remuneration is to:

- pay a basic salary which compares with other companies of about the same size and complexity;
- use short and long-term incentives to encourage executives to out-perform key targets, thereby linking their rewards to the interests of shareholders and other stakeholders and giving them the opportunity to increase their earnings;
- encourage executives to hold shares in the company; and
- overall, reward executives fairly and responsibly for their contribution to the group's short and long-term performance and avoid paying more than is necessary for achieving this objective.

In deciding the executive directors' total remuneration package and individual elements of it, the remuneration committee assesses where the company should be positioned relative to other companies. It makes appropriate comparisons but treats them with caution. The company aims to pay about the market median but may pay more for an outstanding performer or to attract executives of the right calibre. Earnings may be increased through the operation of annual and long-term incentive plans.

Fixed rewards include basic salary, a car allowance or company car and fuel for private mileage, life, medical and permanent health insurance and pension benefits. Variable rewards take the form of an annual bonus and a long-term incentive (the performance share plan). The plans are designed to establish a clear link between pay and performance by encouraging and rewarding out-performance in both the short and long term. They are based on business and individual performance, linking executives' rewards directly to the interests of shareholders and other stakeholders. Annual and long-term awards are non-pensionable.

The committee aims to achieve an appropriate balance between fixed and variable rewards. It recognises that the group operates in both a regulated and non-regulated environment and therefore needs to ensure that the structure of executive remuneration reflects the practices of the markets in which its executives operate and stakeholder expectations of how the group should be run.The board continually reviews its policy in the light of emerging best practice.

During 2005/06, the committee reviewed the operation of the group's incentive arrangements in the light of evolving market practice and to ensure that rewards remained competitive and aligned to shareholder interests. It considered that changes were needed to annual and long-term incentives to make a greater proportion of the reward package performance-related bringing it more in line with market practice to facilitate the recruitment and retention of key executives. With effect from 2006/07 the annual bonus maximum for executive directors will be 75 per cent of salary (increased from 60 per cent).

Changes are proposed to the operation of the performance share plan and the international plan. The main changes relate to a proposed reduction in the percentage of the maximum award vesting at median performance from 33 per cent to 25 per cent and the introduction of notional dividend reinvestment on the number of shares comprising awards. The opportunity has also been taken to make minor changes in the rules to aid administration of the plans.

It is the board's policy that shareholders will be invited specifically to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules. Information on and a resolution seeking shareholder approval to revisions to the rules of the plans are included in the shareholders' circular and notice for this year's annual general meeting. The plans' rules will be available for inspection by shareholders.

The group operates a defined contribution pension scheme which newly appointed directors (and senior executives) can join. A number of directors and executives are members of the defined benefit section of the pension scheme which is now closed to new entrants. Amendments have been made to pension policy and the operation of existing arrangements resulting from consideration of tax simplification legislation. These are detailed later in the report.

Chart 1 sets out the forward policy for an executive director's annual total reward. It shows both the current and revised/ proposed arrangements, effective from 2006/07, assuming shareholder approval is obtained where necessary. It is expressed in terms of the maximum reward opportunity. The impact of the changes from 2006/07 will increase the proportion of the maximum reward opportunity that is "at risk" from about 50 per cent to 56 per cent.

**Chart 1: Executive directors' annual total reward**


maximum value 2005/06
maximum value 2006/07
0
50
100
150
200
250
300
350
Value relative to base pay
performance share plan
pension (DC)
annual bonus
base pay
other fixed benefits

**Notes:**
- The figures represent the value of each element of the reward package relative to base pay.
- Pension refers to the defined contribution scheme with a company contribution of 25 per cent of basic pay.
- The maximum values apply only where maximum annual bonus is achieved and the performance share plan has paid out fully.
- The revised value for the performance share plan assumes a dividend reinvestment value of seven per cent a year for each of the three years of the performance period.

The company expects executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary within five years of appointment. To assist them in satisfying this minimum share ownership target, it may pay incentive awards partly or wholly in shares.

Detailed policy in relation to executive directors' remuneration is set out below.

**Executive directors' remuneration 2005/06**

Executive directors' emoluments and the value of the long-term incentive vesting during 2005/06 are set out in table 19.

A – Salary

The remuneration committee reviews salaries each year taking account of group and personal performance. It commissions independent assessments of market rates based on the practice of other utility companies and companies of a similar size and complexity and takes account of the levels of pay awards elsewhere in the group. In this way it aims to establish whether and what level of increase should apply and whether there should be any departures from this, for example, to ensure that salaries are competitive but consistent with the application of board policy on executive remuneration.

The following changes were made to the annual salaries of executive directors during the year:

**Table 20: Executive directors' salaries**

| | 31 March 2006 £'000 | 31 March 2005 £'000 | Date of change |
|---|---|---|---|
| John Roberts | **540.0** | 504.0 | 1 Sept 05 |
| Philip Green | **675.0** | – | 13 Feb 06 |
| Simon Batey | **371.0** | 346.5 | 1 Sept 05 |
| Charlie Cornish | **290.0** | 250.0 | 1 Sept 05 |
| Tom Drury | **310.0** | 285.0 | 9 May 05 |
| Gordon Waters | **315.0** | 294.0 | 1 Sept 05 |

**Notes:**
- Philip Green was appointed to the board on 20 February 2006.
- Tom Drury was appointed to the board on 9 May 2005.

**Table 19: Executive directors' emoluments and long-term incentive payments (audited information)**

| | Gross salary | | Annual bonus | | Other benefits | | Total emoluments | | Long-term incentive vesting during the year ended 31 March | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2006 £'000 | 2005 £'000 | 2006 £'000 | 2005 £'000 | 2006 £'000 | 2005 £'000 | 2006 £'000 | 2005 £'000 | 2006 £'000 | 2005 £'000 |
| John Roberts | **525.0** | 494.0 | **229.7** | 281.6 | **36.8** | 38.4 | **791.5** | 814.0 | **465.1** | 200.8 |
| Philip Green | **74.3** | – | **–** | – | **2.4** | – | **76.7** | – | **–** | – |
| Simon Batey | **360.8** | 339.6 | **179.5** | 193.6 | **18.4** | 18.6 | **558.7** | 551.8 | **310.1** | 163.3 |
| Charlie Cornish | **273.3** | 243.7 | **142.0** | 138.9 | **25.4** | 107.7 | **440.7** | 490.3 | **–** | – |
| Tom Drury | **277.5** | – | **103.9** | – | **14.5** | – | **395.9** | – | **–** | – |
| Gordon Waters | **306.3** | 288.2 | **143.5** | 164.3 | **28.8** | 28.5 | **478.6** | 481.0 | **237.7** | 114.9 |
| Total | **1,817.2** | 1,365.5 | **798.6** | 778.4 | **126.3** | 193.2 | **2,742.1** | 2,337.1 | **1,012.9** | 479.0 |

**Notes:**
- Philip Green was appointed to the board on 20 February 2006.
- Tom Drury was appointed to the board on 9 May 2005.
- The value of the long-term incentive vesting during the year ended 31 March 2006 is based on the share price when the awards under the 2002/03 performance share plan were exercised. The awards relate to the three-year performance period which ended on 31 March 2005.
- 'Other benefits' include the taxable value of the car or car allowance, private fuel, medical insurance and life insurance element of pension benefits.
- Charlie Cornish's other benefits during the year ended 31 March 2005 included a non-pensionable salary supplement of £18,500 a year to compensate him for lost pension benefits from his previous employment and relocation costs of £72,458. The salary supplement ceased on 31 August 2005 when the company contribution to his defined contribution pension scheme was increased to 25 per cent of basic salary.
- In addition to the amounts shown in the table, Tom Drury received a cash payment of £905,200 relating to an award granted in 2000 under a special incentive scheme in Vertex Data Science Limited which vested during the year ended 31 March 2006. This award was in substitution for grants under the group's long-term incentive plans between 1999/2000 and 2003/04 inclusive and covered a period prior to his appointment to the board.
- The 'other benefits' and 'total emoluments' for Gordon Waters for 2005 include an adjustment of £15,200 from the figures reported last year.

B – Annual bonus
The annual bonus is designed to motivate executive directors and other senior executives to achieve the group's key operational and strategic objectives. Directors are rewarded according to the company's financial and non-financial performance for the year and the achievement of individual targets. Targets are set each year. The non-financial and individual targets may include personal objectives and performance against other key stakeholder measures. Annual bonus awards are normally paid in cash. However, the committee may pay them partly or wholly in shares.

(a) 2006/07
The remuneration committee has decided that, for the 2006/07 annual bonus plan, the maximum bonus will be 75 per cent of salary for executive directors and 60 per cent for other members of the executive leadership team. For executive directors, financial measures will account for bonus payments worth up to 50 per cent of salary. The financial measures will be group profit before exceptional items, interest and tax (PBEIT) and profit before exceptional items and tax (PBET) (weighted equally) and the major businesses' PBEIT and PBET (weighted equally). The allocation of bonus to these measures varies by director and is indicated in table 21.

For the financial measures, one quarter of the maximum award becomes payable when the threshold target is met. Awards increase in value on a straight-line basis until half of the maximum award is payable for achieving an intermediate target midway between the threshold and stretch targets. Awards continue to increase in value on a straight-line basis between the intermediate and stretch targets, at which point the maximum award is payable. The stretch targets are demanding and achievement represents results which exceed expectations.

One third of the executive directors' annual bonus, accounting for 25 per cent of salary, will depend on performance in other areas of the group's activities and the achievement of individual objectives. Individual objectives account for 15 per cent bonus. 5 per cent bonus will be payable for achieving customer service targets. Performance in the Business in the Community's (BitC) Corporate Responsibility Index (CRI), an authoritative and broad external benchmark of responsible business practice in relation to the environment and society, will account for 2.5 per cent for achieving a target of 96 per cent for the group's score. A further 2.5 per cent per cent is allocated for achieving improvements in employee satisfaction measured by responses to questions in an externally conducted and verified employee opinion survey.

The executive directors' annual bonus plan for 2006/07 is summarised in table 21.

(b) 2005/06
The financial measures to determine annual bonuses for 2005/06 were group PBEIT and PBET. The maximum bonus opportunity allocated to each of these targets was 24 per cent for the chief executive and finance director and 18 per cent for business managing directors who also had financial targets based on their own business' PBEIT and PBET performance, each accounting for 6 per cent bonus. Non-financial targets accounted for up to 12 per cent of salary of which three per cent was based on the group score in the BitC CRI, three per cent on scores in the 2005/06 employee opinion survey and six per cent on the achievement of individual objectives.

Governance

**Table 21: Executive directors' annual bonus plan measures 2006/07**

| | Financial maximum award | | | | Non-financial maximum award | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Group financials % | UUNW financials % | UUCS financials % | Vertex financials % | Customer service % | Corporate responsibility % | Employee satisfaction % | Personal objectives % | Total % |
| Philip Green | 35 | – | 7.5 | 7.5 | 5 | 2.5 | 2.5 | 15 | 75 |
| Simon Batey/Tim Weller | 35 | – | 7.5 | 7.5 | 5 | 2.5 | 2.5 | 15 | 75 |
| Charlie Cornish | 10 | 25 | 7.5 | 7.5 | 5 | 2.5 | 2.5 | 15 | 75 |
| Tom Drury | 10 | 7.5 | 7.5 | 25 | 5 | 2.5 | 2.5 | 15 | 75 |
| Gordon Waters | 10 | 7.5 | 25 | 7.5 | 5 | 2.5 | 2.5 | 15 | 75 |

Notes:
- UUNW = United Utilities North West.
- UUCS = United Utilities Contract Solutions.
- Figures are percentage of salary.
- The structure for other executives will follow that for the chief executive officer and chief financial officer except their maximum bonus will be 60 per cent of salary. Financial targets will account for 35 per cent bonus.

**Table 22: Executive directors' annual bonus plan outcome 2005/06**

| | Financial award | | | | | | | | Non-financial award | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Group financials | | Business financials | | Corporate responsibility performance | | Employee satisfaction | | Personal objectives | | Total | |
| | Max. | Actual | Max. | Actual | Max. | Actual | Max. | Actual | Max. | Actual | Max. | Actual |
| John Roberts | 48 | 39.25 | – | – | 3 | 3 | 3 | 1.5 | 6 | 0 | 60 | 43.75 |
| Simon Batey | 48 | 39.25 | – | – | 3 | 3 | 3 | 1.5 | 6 | 6 | 60 | 49.75 |
| Charlie Cornish | 36 | 29.44 | 12 | 12 | 3 | 3 | 3 | 1.5 | 6 | 6 | 60 | 51.94 |
| Tom Drury | 36 | 29.44 | 12 | 0 | 3 | 3 | 3 | 1.5 | 6 | 3.5 | 60 | 37.44 |
| Gordon Waters | 36 | 29.44 | 12 | 9.93 | 3 | 3 | 3 | 1.5 | 6 | 3 | 60 | 46.87 |

Note:
- Figures are percentage of salary.

The outcome of the 2005/06 annual bonus plan for executive directors is shown in table 22. The group PBET stretch target was achieved. The PBEIT stretch target was not achieved. This resulted in 81.77 per cent of the bonus relating to group financial performance being payable. The corporate responsibility target of 94 per cent was achieved (performance = 95.5 per cent). One of the employee-related targets (based on the results of the employee opinion survey) was achieved resulting in 1.5 per cent bonus being payable. The extent to which each director achieved their individual personal objectives is shown in table 22.

C – Other benefits

Directors are paid a car allowance of £14,000 a year or have the use of a company car of broadly equivalent cost, are reimbursed the cost of fuel for business and private use, and are provided with medical and life insurance and, if not a member of the defined benefit pension scheme, permanent health insurance.

D – Long-term incentives

Executive directors and other senior executives participate in the performance share plan. Awards are granted at the discretion of the plan's trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire a maximum number of shares (or, at the discretion of the trustee, the cash equivalent) worth up to a percentage of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of a share at that time. The plan's rules provide for a maximum award of 100 per cent of annual salary. However, annual awards made to date to directors have been limited to 80 per cent of salary. Awards to other executives range between 10 per cent and 60 per cent of salary. Grants are normally made within 42 days of the publication of results. The main grant occurs after the publication of the preliminary results. A subsequent grant may be made after the publication of the interim results for executives who have become eligible after the main grant has been made.

The proportion of the award that will vest depends on the group's performance against specified targets over a performance period. This period is not less than three years, beginning at the start of the financial year during which the award is made. There is no re-testing if the performance criteria are not met.

To date, the performance criteria have been: the company's total shareholder return (TSR) performance when compared with the TSR performance of a group of other companies; and underlying business performance.

TSR is widely accepted as an easily understood and externally verifiable measure of a shareholder's return. Relating awards to the company's relative TSR performance supports the policy objectives of linking executives' rewards directly to the group's performance and shareholders' interests and gives executives the opportunity to increase their earnings by meeting and out-performing key long-term measures.

The inclusion of appropriate companies in the comparator group is critical for relative performance to be meaningful. However, it is also important that the group should be of a reasonable size to avoid the performance of a few companies having a disproportionate impact on the outcome of the plan, to be able to accommodate changes in the comparator group and to avoid too high a leverage between the company's relative position and the proportion of the award that vests. The remuneration committee reviews and determines the composition of the comparator group when awards are granted each year. It has the discretion to make subsequent adjustments to the group or the period over which relative TSR is measured during the performance period to maintain the integrity of the plan, for example, following a takeover bid or activity or merger/demerger announcement. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2003/04 and 2004/05.

No award will vest if the company's TSR performance is below the median for the comparator group. If performance is between median and upper quartile, the proportion of the maximum number of shares in the award which will vest will be calculated on a straight-line basis between 33 per cent and 100 per cent. (It is proposed that with effect from the 2006/07 awards, the proportion vesting at median will be reduced to 25 per cent) External advisers regularly assess and report to the committee on the company's TSR performance and ranking in the comparator group. Their report at the end of the performance period enables the committee to determine the extent to which this performance condition has been met.

The vesting of awards is also subject to the remuneration committee being satisfied that the company's recorded TSR performance is consistent with underlying business performance. It may, therefore, materially change the level of award vesting. The committee tests whether this condition has been satisfied after the end of each performance period in accordance with the terms of each award. Reference may be made to actual against planned performance in key corporate financial measures. The committee takes account of the impact of the transition to International Financial Reporting Standards when assessing underlying business performance against the performance measures.

There is no automatic waiving of performance conditions if there is a change of control, capital reconstruction or winding up of the company. The extent (if any) to which awards will vest and any modifications of performance conditions are at the trustee's discretion, with the consent of the remuneration committee.

When a participant's employment terminates during a performance period and the reason falls within the 'good leaver' provisions of the plan, the vesting of an award is at the trustee's discretion. If discretion is exercised, the maximum number of shares in an award is pro-rated to service in the performance period and vesting is subject to satisfying the performance conditions (modified if appropriate). Except in the case of the death of a participant, there is normally no early vesting of awards. Awards lapse where terminations during the performance period do not satisfy the good leaver provisions.

Participants normally have three months from the date the award vests in which to exercise their right to acquire the number of shares that have vested. Awards are normally satisfied by the transfer of shares from the trustee to participants. The trustee may periodically buy shares in the market to ensure that it can satisfy its liabilities when an award vests. These purchases are normally financed by the company making a loan to the trustee. The company takes account of the vesting timetable and likely scale of vesting in determining the financial assistance it provides for the trustee. The company reviews this arrangement from time to time to ensure its cost-effectiveness. Awards may also be satisfied by allotting shares. Details of the number of shares held by the trust at 31 May 2006 are given in the notes to table 14 on page 38.

(a) 2006/07 grant
The proposed 2006/07 awards to each director will be an option to acquire shares worth up to a potential value of 80 per cent of their annual salary at grant. It is expected the TSR comparator group will comprise the following 16 companies in addition to United Utilities: AMEC, AWG, Balfour Beatty, BG Group, British Energy, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent and Viridian. The performance period will be 1 April 2006 to 31 March 2009. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance. The proposed scale of vesting, based on 25 per cent of the award vesting at median and 100 per cent for upper quartile performance, is set out in table 23.

**Table 23: 2006/07 grant proposed vesting scale**

| | | 2006/07 plan |
|---|---|---|
| Comparator group size (No. of companies) | | 17 |
| Ranking | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 |
| 5 | 92 | 73.6 |
| 6 | 75 | 60 |
| 7 | 58 | 46.4 |
| 8 | 42 | 33.6 |
| 9 | 25 | 20 |
| 10 or below | 0 | 0 |

Note:
- Subject to shareholder approval at the annual general meeting, it is proposed that the maximum number of shares in awards will be enhanced by the notional reinvestment of dividends.

(b) 2005/06 grant
During the year, option awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2005/06 performance share plan The extent to which awards vest will be based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2005 to 31 March 2008. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent and Viridian. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance.

(c) 2004/05 grant
Awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2004/05 performance share plan. The extent to which awards vest will be based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2004 to 31 March 2007. The comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid Transco, Northumbrian Water, Pennon Group, Scottish & Southern Energy, Scottish Power, Severn Trent and Viridian. In addition, three smaller companies, Bristol Water, East Surrey Holdings and International Energy Group, were included as a notional combined 17th company made up in proportion to their market capitalisations at the start of the performance period. During the year, as a result of takeover bids for East Surrey Holdings and International Energy Group, it was decided to retain the notional 17th company in the comparator group and United Utilities' TSR performance relative to it compared from the beginning of the performance period until the day before the first takeover bid was announced. Awards will vest after 31 March 2007 provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance.

(d) 2003/04 grant
The extent to which awards vest is based in part on the company's TSR performance relative to the comparator group of companies over the period 1 April 2003 to 31 March 2006. The comparator group comprises 15 companies in addition to United Utilities. British Energy delisted during 2004/05. It has been retained in the comparator group and United Utilities' TSR Performance relative to it compared from the beginning of the performance period until the delisting. The test against measures of underlying business performance will take account of performance against the earnings per share, dividend cover and interest cover targets for 2005/06 set out in the group's five-year business plan to 2007/08.

The vesting scales for the three plans in operation at 31 March 2006 are set out in table 24.

**Table 24: Performance share plan vesting scales**

| | 2003/04 plan | | 2004/05 plan | | 2005/06 plan | |
|---|---|---|---|---|---|---|
| Comparator group size (No. of companies) | 16 | | 18 | | 17 | |
| Ranking in comparator group | % of max award vesting | % of salary | % of max award vesting | % of salary | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 | 100 | 80 | 100 | 80 |
| 5 | 88 | 70.4 | 97 | 77.6 | 93 | 74.4 |
| 6 | 72 | 57.6 | 82 | 65.6 | 78 | 62.4 |
| 7 | 57 | 45.6 | 68 | 54.4 | 63 | 50.4 |
| 8 | 41 | 32.8 | 54 | 43.2 | 48 | 38.4 |
| 9 | 0 | 0 | 40 | 32 | 33 | 26.4 |
| 10 or below | 0 | 0 | 0 | 0 | 0 | 0 |

The TSR performance at 31 March 2006 for each of the current plans is set out in table 25. The performance period for the 2003/04 plan ended on 31 March 2006. The percentage vesting shown in the table indicates the proportion of the maximum award which will vest during 2006/07 if the TSR performance is considered to be consistent with underlying financial performance. The performance periods for the 2004/05 and 2005/06 plans do not end until 31 March 2007 and 31 March 2008 respectively. The percentage vesting for those plans shown in the table are notional indications of the proportion of the maximum award which would vest if the specified ranking was the company's position at the end of the respective performance period and was consistent with underlying business performance.

**Table 25: Performance share plan TSR performance**

| | 2003/04 plan | | | 2004/05 plan | | | 2005/06 plan | | |
|---|---|---|---|---|---|---|---|---|---|
| Performance period | 1.4.03 to 31.3.06 | | | 1.4.04 to 31.3.07 | | | 1.4.05 to 31.3.08 | | |
| Comparator group size (No. of companies) | 16 | | | 18 | | | 17 | | |
| Date | Period TSR % | Ranking | % vesting | Period TSR % | Ranking | % vesting | Period TSR % | Ranking | % vesting |
| 31.3.06 | 66.5 | 8 | 41 | 68.0 | 12 | 0 | 17.7 | 16 | 0 |

Note:

• Period TSR is the cumulative total shareholder return from the beginning of the respective performance period until 31 March 2006.

Details of directors' continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 26.

## Table 26: Executive directors' continuing scheme interests in the performance share plan (audited information)

| | | Award date | Performance period | Maximum value at award date: % of salary | Maximum value at award date: £'000 | Market price of a share at award pence | Award details: Max. no. of shares | Contingent scheme interest at 1 April 2005: Max. no. of shares | Contingent scheme interest at 1 April 2005: Value £'000 | Contingent scheme interest awarded during the year: Max. no. of shares | Contingent scheme interest awarded during the year: Value £'000 | Contingent scheme interest at 31 March 2006: Max. no. of shares | Contingent scheme interest at 31 March 2006: Value £'000 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **John Roberts** | | | | | | | | | | | | | |
| 2003/04 | Ordinary | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 360.0 | 469.0 | 57,843 | 57,843 | 366.7 | 24,039 | n/a | 81,882 | 564.6 |
| | A shares | | | | | 276.0 | 32,135 | 32,135 | 145.6 | (32,135) | n/a | – | – |
| 2004/05 | Ordinary | 18.8.04 | 1.4.04 to 31.3.07 | 80 | 384.0 | 527.0 | 51,885 | 51,885 | 328.9 | 21,562 | n/a | 73,447 | 506.4 |
| | A shares | | | | | 341.25 | 28,825 | 28,825 | 130.6 | (28,825) | n/a | – | – |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 403.2 | 657.5 | 61,324 | – | – | 61,324 | 403.2 | 61,324 | 422.8 |
| Total | | | | | 1,147.2 | | | | 971.8 | 106,925 | 403.2 | 216,653 | 1,493.8 |
| **Philip Green** | | | | | | | | | | | | | |
| 2005/06 | Ordinary | 13.2.06 | 1.4.05 to 31.3.08 | 80 | 540.0 | 688.5 | 78,432 | – | – | 78,432 | 540.0 | 78,432 | 540.0 |
| Total | | | | | 540.0 | | 78,432 | – | – | 78,432 | 540.0 | 78,432 | 540.0 |
| **Simon Batey** | | | | | | | | | | | | | |
| 2003/04 | Ordinary | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 240.0 | 469.0 | 38,556 | 38,556 | 244.4 | 16,023 | n/a | 54,579 | 376.3 |
| | A shares | | | | | 276.0 | 21,420 | 21,420 | 97.0 | (21,420) | n/a | – | – |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 264.0 | 547.0 | 35,658 | 35,658 | 226.1 | 14,819 | n/a | 50,477 | 348.0 |
| | A shares | | | | | 347.75 | 19,810 | 19,810 | 89.7 | (19,810) | n/a | – | – |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 277.2 | 657.5 | 42,160 | – | – | 42,160 | 277.2 | 42,160 | 290.7 |
| Total | | | | | 781.2 | | | | 657.2 | 73,002 | 277.2 | 147,216 | 1,015.0 |
| **Charlie Cornish** | | | | | | | | | | | | | |
| 2003/04 | Ordinary | 7.1.04 | 1.4.03 to 31.3.06 | 80 | 188.0 | 490.0 | 28,710 | 28,710 | 182.0 | 11,931 | n/a | 40,641 | 280.2 |
| | A shares | | | | | 297.0 | 15,950 | 15,950 | 72.3 | (15,950) | n/a | – | – |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 188.0 | 547.0 | 25,407 | 25,407 | 161.1 | 10,558 | n/a | 35,965 | 248.0 |
| | A shares | | | | | 347.75 | 14,115 | 14,115 | 63.9 | (14,115) | n/a | – | – |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 200.0 | 657.5 | 30,419 | – | – | 30,419 | 200.0 | 30,419 | 209.7 |
| Total | | | | | 576.0 | | | | 479.3 | 52,908 | 200.0 | 107,025 | 737.9 |
| **Tom Drury** | | | | | | | | | | | | | |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 60 | 162.0 | 547.0 | 21,888 | 21,888 | 138.8 | 9,096 | n/a | 30,984 | 213.6 |
| | A shares | | | | | 347.75 | 12,160 | 12,160 | 55.1 | (12,160) | n/a | – | – |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 248.0 | 657.5 | 37,719 | – | – | 37,719 | 248.0 | 37,719 | 260.1 |
| Total | | | | | 410.0 | | | | 193.9 | 46,815 | 248.0 | 68,703 | 473.7 |
| **Gordon Waters** | | | | | | | | | | | | | |
| 2003/04 | Ordinary | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 184.0 | 469.0 | 29,565 | 29,565 | 187.4 | 12,286 | n/a | 41,851 | 288.6 |
| | A shares | | | | | 276.0 | 16,425 | 16,425 | 74.4 | (16,425) | n/a | – | – |
| 2004/05 | Ordinary | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 224.0 | 547.0 | 30,258 | 30,258 | 191.8 | 12,574 | n/a | 42,832 | 295.3 |
| | A shares | | | | | 347.75 | 16,810 | 16,810 | 76.1 | (16,810) | n/a | – | – |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 235.2 | 657.5 | 35,772 | – | – | 35,772 | 235.2 | 35,772 | 246.6 |
| Total | | | | | 643.2 | | | | 529.7 | 60,632 | 235.2 | 120,455 | 830.5 |

**Notes:**

- The values shown for 1 April 2005 have been calculated using the mid-market price of a share at close of business on that date (634 pence (ordinary share) and 453 pence ('A' share)).
- The values shown for 31 March 2006 have been calculated using the mid-market price of an ordinary share at close of business on that date of 689.5 pence.
- The contingent scheme interest awarded during the year for the 2003/04 and 2004/05 awards was an adjustment in the number of shares in awards to take account of the second stage of the rights issue. The number of ordinary shares increased by a factor of 1.41559048 and the number of "A" shares reduced to zero. This reflects the position of shareholders taking up their rights and took account of the subscription cost.
- The market price of a share at award is the mid-market price of an ordinary or 'A' share at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.
- John Roberts' 2004/05 award was part of a special grant to five executives whose awards could not be made until a rule change relating to retirement had been approved at the 2004 annual general meeting. The market prices of an ordinary and 'A' share at the date of their awards were 527.0 pence and 341.25 pence respectively. However, as disclosed in the note accompanying the resolution to the annual general meeting, to ensure that the beneficiaries of the rule change were treated neither more nor less favourably than participants in the main grant, the maximum number of shares in their awards was calculated using the market prices of 547.0 pence (ordinary share) and 347.75 pence ('A' share) applicable to the main grant.
- Philip Green's 2005/06 award was granted on the date he joined the group.
- Details of the criteria used for grants under the performance share plan are on pages 46 and 47. Tom Drury's 2004/05 award was granted prior to his joining the board. The performance conditions for the 2004/05 award set out on page 47 apply to 50 per cent of his award. The vesting of the other 50 per cent is subject to performance against cumulative EBITA and average ROCE targets over the three years from 1 April 2004 to 31 March 2007 set out in the business plan for Vertex Data Science Limited agreed immediately before the start of the performance period. There is a sliding scale of vesting.

(e) 2002/03 grant

During the year, awards granted under the 2002/03 plan vested. The extent to which awards vested was based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2002 to 31 March 2005. At the beginning of the performance period the comparator group comprised the following 18 companies in addition to United Utilities: AWG, BAA, BG Group, Boots Company, British Energy, Centrica, International Power, J Sainsbury, Kelda Group, Lattice Group, Morrisons, National Grid Group, Safeway, Scottish & Southern Energy, Scottish Power, Severn Trent, Tesco and Viridian. Lattice Group was subsequently excluded from the comparator group following its merger with National Grid Group. National Grid Group continued as National Grid Transco. The takeover bid for Safeway and the delisting of British Energy occurred after the first three months of the performance period. Both were retained in the comparator group.

United Utilities' TSR performance relative to them was compared from the beginning of the performance period until the day before the takeover activity announcement (Safeway) and the de-listing (British Energy).

United Utilities' TSR for the performance period was 39.9 per cent which placed it fifth out of 18, resulting in 97 per cent of the maximum award vesting and three per cent lapsing. The remuneration committee was satisfied that the TSR performance was consistent with the company's underlying business performance. In particular, performance exceeded the earnings per share, dividend cover and interest cover targets for 2004/05 set out in the group's five-year business plan to 2006/07. The awards, therefore, vested in accordance with the company's relative TSR performance. Further details of directors' scheme interests in the performance share plan, vested during the year, are set out in table 27.

**Table 27: Executive directors' scheme interests in the performance share plan vested during the year (audited information)**

| | | | | | | Award details | Contingent scheme interest at 1 April 2005 | | Contingent scheme interest lapsed during the year | Contingent scheme interest vested during the year | | Value of award at exercise | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Award date | Performance period | % of salary | Max value at award date £'000 | Market price of a share at award pence | Max. no. of shares | Max. no. of shares | Max. value £'000 | No. of shares | No. of shares | Value £'000 | Market price of a share at exercise Pence | Value £'000 |
| **John Roberts** | | | | | | | | | | | | | |
| 2002/03 | 1.10.02 | 1.4.02 to 31.3.05 | 80 | 360.0 | 587.5 | 61,276 | 70,872 | 449.3 | 2,127 | 68,745 | 470.9 | 676.62 | 465.1 |
| **Simon Batey** | | | | | | | | | | | | | |
| 2002/03 | 1.10.02 | 1.4.02 to 31.3.05 | 80 | 240.0 | 587.5 | 40,851 | 47,248 | 299.6 | 1,418 | 45,830 | 313.9 | 676.62 | 310.1 |
| **Gordon Waters** | | | | | | | | | | | | | |
| 2002/03 | 1.10.02 | 1.4.02 to 31.3.05 | 80 | 184.0 | 587.5 | 31,319 | 36,224 | 229.7 | 1,087 | 35,137 | 240.7 | 676.62 | 237.7 |

**Notes:**

- The market price of a share at award is the mid-market price of a share (unadjusted for the rights issue) at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprised in the award.
- The maximum number of shares comprising the contingent scheme interest at 1 April 2005 incorporates an adjustment to take account of the rights issue. The values of shares comprising awards based on the last quoted cum-rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares shown above.
- The maximum values shown for 1 April 2005 have been calculated using the mid-market price of a share of 634 pence at close of business on that date.
- Awards vested on 6 June 2005 in respect of 97 per cent of the maximum number of shares under option and lapsed in respect of three per cent. The values for scheme interests vesting during the year have been calculated using the mid-market price of a share of 685 pence on close of business on that date.
- The above awards were granted as 'option awards', whereby the participant is granted an option to acquire the number of shares which vests under the plan. The options were exercisable over a period of three months from the vesting date. No consideration was payable by the executives either upon grant of the option award or upon the subsequent exercise of the option. Simon Batey, John Roberts and Gordon Waters exercised their options on 6 June 2005 over all of the shares that vested.

Performance graph

Chart 2 compares the company's annual total shareholder return (TSR) performance for the past five years against the FTSE 100 Index. This index was chosen as it is the most appropriate broad equity market index. This comparison also supplements the information on the group's TSR performance relative to the comparator groups in the performance share plan. The TSR indices used in the chart have been calculated in accordance with the Directors' Remuneration Report Regulations 2002 relative to a base date of 31 March 2001.

**Chart 2: Total shareholder return**
Source: Thomson Financial



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United Utilities plc
FTSE 100 Index


Share options

Grants of executive share options were made under the company share option plan 1999 up to and including 2002. From 2003, awards under the performance share plan have replaced further grants of executive share options.

Executive directors are eligible to participate in the all-employee SAYE scheme (ShareSave). Neither the award nor the exercise of ShareSave options is dependent upon the satisfaction of performance conditions. The last grant of options was ShareSave 2004. Details of their interest in ShareSave options and Tom Drury's interest in executive share options are shown in table 28.

**Table 28: Directors' interests in options (audited information)**

| | At 1 April 2005 | Granted/(lapsed) during the year | Exercised during the year | At 31 March 2006 | Exercise price per share pence | First date exercisable | Last date exercisable |
|---|---|---|---|---|---|---|---|
| **Simon Batey** | | | | | | | |
| ShareSave 2004 | 1,751 | – | – | **1,751** | 396.0p | 01.03.2007 | 31.08.2007 |
| Total | 1,751 | – | – | **1,751** | | | |
| **Tom Drury** | | | | | | | |
| ShareSave 2003 | 303 | – | 303 | – | 423.66p | 01.03.2006 | 31.08.2006 |
| Executive share options | 3,469 | – | 3,469 | – | 505.36p | 20.12.1998 | 19.12.2005 |
| Total | 3,772 | – | 3,772 | – | | | |
| **Gordon Waters** | | | | | | | |
| ShareSave 2002 | 2,648 | – | – | **2,648** | 432.3p | 01.03.2007 | 31.08.2007 |
| ShareSave 2003 | 382 | – | 382 | – | 423.66p | 01.03.2006 | 31.08.2006 |
| Total | 3,030 | – | 382 | **2,648** | | | |

**Notes:**

- The mid-market price of a share on 31 March 2006 was 689.5 pence and the range in the year was 612 pence to 700 pence.
- No amount is payable by a participant for the grant of an option.
- Except for ShareSave 2004, the number of shares under option at 1 April 2005 and 31 March 2006 and the exercise prices reflect adjustments to take account of the rights issue.
- The aggregate notional gain made by directors on the exercise of options during the year (based on the difference between the mid-market price of a share on the day on which options were exercised and the exercise price) was £7,852 (2005: £9,525).

**Executive directors' shareholdings**
Executive directors are expected to build up and retain a target shareholding equal to the value of their basic salary, normally within five years of appointment. Performance share plan awards are delivered in shares and executives can retain all the shares that vest if they make a cash payment to meet their PAYE statutory liabilities. The company prefers a flexible approach to the accumulation of a shareholding, which takes account of individual circumstances, and has decided not to require executives to retain a proportion of shares which vest under its incentive plans. Executive directors' interests in shares, as at 31 March 2006, are listed in table 14 of the directors' report on page 38. The value of these interests relative to their yearly salaries are shown in table 29 below.

Matched share investment scheme for Philip Green
Philip Green commenced employment with the company on 13 February 2006 and was appointed as a director of the company on 20 February 2006.

As part of the terms of his recruitment, the company has agreed to establish a matched share investment scheme. This is a long-term incentive scheme under which Philip Green is the sole participant. Full details of the scheme are set out below. The arrangement was introduced specifically to facilitate Philip Green's recruitment. The company considered the circumstances of his recruitment were such that it was important and necessary to introduce these arrangements to attract him as the new chief executive officer and to retain him up to and beyond the implementation of the next regulatory reviews.

Philip Green first became eligible to participate in the scheme upon commencement of his employment on 13 February 2006.

The principal terms are:

- he agreed to acquire, at the start of his contract and at his expense, shares in the company to the value of his annual salary and has invested in 100,000 shares in the company, ("Investment Shares");
- the company has agreed to match the Investment Shares on a one for one basis by making a matching share award which will take the form of a nil cost option over 100,000 shares in the company ("Matched Shares");
- the exercise price payable under the option shall be zero;
- in normal circumstances, the option will be capable of being exercised by Philip Green at the end of a five year period commencing from the date he joined the company provided that:
  (a) he has maintained throughout this period a shareholding in the company of at least the number of Investment Shares; and
  (b) he remains an employee within the group for the whole of the five-year period;
- the number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the Matched Shares over the course of the five-year period;
- in the event that Philip Green ceases to be an employee because of ill health or there is a change of control at any time during this five-year period, or he is dismissed without cause during years four and five, the number of shares over which his matching share award (including those notionally added by way of dividend reinvestment as mentioned above) may be exercised will be reduced on the basis of a time pro-rating depending on how much of the five-year period has elapsed as at the date of such cessation of employment or change of control;
- the matching award will be exercisable for a period of six months after the end of the five-year period and will lapse if not exercised by then. This period may be extended if Philip Green is prevented from exercising because of restrictions in place under the model code operated by the company;
- the matching share award will not be capable of assignment and until it is exercised, Philip Green will have no right to vote in respect of the shares subject to the matching share award;
- shares transferred pursuant to the exercise of the matching share award will rank pari passu in all respects with the shares in the company already in issue; and
- in the event of any increase or variation in the share capital of the company, the remuneration committee may recommend such adjustment to the matching share award as it considers reasonable.

The provisions under the scheme for Philip Green which relate to:

- the person to whom the matching share award may be made;
- the limits on the number of shares which may be used under the scheme;
- the maximum entitlement of Philip Green;
- the basis for determining Philip Green's entitlement to the matching share award or shares pursuant to it; and
- the basis for determining the adjustment of the matching share award granted under the scheme following any increase or variation in the share capital of the company

**Table 29: Executive directors' shareholdings**

| | Yearly salary at 31 March 2006 £'000 | Value of shareholding at 31 March 2006 £'000 | Value of shareholding relative to yearly salary % | Target to be achieved by |
|---|---|---|---|---|
| John Roberts | 540.0 | 1,301.6 | 241.0 | 1 September 2004 |
| Philip Green | 675.0 | 680.7 | 100.8 | 13 February 2011 |
| Simon Batey | 371.0 | 863.1 | 232.6 | 1 April 2005 |
| Charlie Cornish | 290.0 | 2.3 | 0.8 | 27 January 2009 |
| Tom Drury | 310.0 | 152.7 | 49.2 | 9 May 2010 |
| Gordon Waters | 315.0 | 517.5 | 164.3 | 1 June 2002 |

**Note:**
- The value of the shareholding is based on a share price of 680.7 pence. This is the share price averaged over the final three months of the financial year.

cannot be amended to the advantage of Philip Green without the prior approval of the shareholders in General Meeting (except for minor amendments to benefit the administration of the long-term incentive scheme, to take into account any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Philip Green or the company or members of its group).

The benefits to Philip Green under the scheme are not pensionable.

The company believes that this arrangement and particularly the time period it relates to, which extends beyond the implementation of the next regulatory reviews, is a forceful alignment of interests between Philip Green and shareholders.

**Pension arrangements**

Several pension schemes operate within the group. The group, with trustee agreement where required, has made the rule changes necessary to ensure that the schemes qualify as registered pension schemes under the new legislative regime. The executive directors are all members of the United Utilities Pension Scheme (UUPS).

The remuneration committee recognises that pension is an important but potentially costly element of remuneration. Decisions have previously been made to close entry to the defined benefit section of UUPS to newly-recruited directors and other senior executives, not to introduce any new unfunded unapproved arrangements to provide pension benefits above those approved by HM Revenue & Customs and to close entry to the defined benefit executive section (which provides enhanced benefits for existing scheme members).

Newly-recruited executive directors may join the defined contribution section of UUPS. They may make a regular contribution of up to seven per cent of basic pay and may make additional voluntary contributions. The company contributes up to 25 per cent of basic pay.

Changes to pensions policy

During the year the remuneration committee considered further the group's pensions policy, in particular in relation to the potential impact of legislative changes introduced in April 2006. It made or re-affirmed the following decisions:

- no compensation will be paid to a member in respect of additional tax payable on benefits paid by the pension scheme from funds in excess of the lifetime allowance;
- when executives reach the lifetime allowance they will be given the choice of continuing to accrue benefits within the pension scheme (and pay the higher tax charge) or be paid a cash allowance instead of accruing further pension benefits;
- at 6 April 2006 seven current executives had unfunded arrangements. All are members of the defined benefit section of UUPS. They have been given three months from 6 April 2006 to decide whether to transfer the value of part or all of their accrued unfunded benefit into the registered pension scheme or continue with the unfunded arrangement. They may also choose whether all future fund accrual should be within the registered scheme or any benefits in excess of those generated within the lifetime allowance should accrue under the unfunded arrangement or whether they wish to be paid a cash allowance instead of accruing pension benefits in the pension scheme or the unfunded arrangement when they reach the lifetime allowance;
- cash allowances would be paid as a percentage of salary. They would be based on the maximum employer contribution of either the standard 14 per cent or enhanced 25 per cent, where appropriate, for members of the defined contribution section or an average employer's contribution of 28 per cent for members of the defined benefit section. These percentages are to be adjusted so that cash allowances do not result in increased cost to the group. Currently, this results in cash allowances of 12 per cent (standard defined contribution), 22 per cent (enhanced defined contribution) and 25 per cent (defined benefit); and
- from 6 April 2006, the directors' regular contribution rates are levied on their pensionable pay, provided the amount for the year, when added to the company's contribution, does not exceed the annual allowance. In 2005/06, their regular contributions were limited to £15,840 a year which was 15 per cent of the earnings cap.

Directors' pension arrangements

Philip Green and Charlie Cornish are members of the defined contribution section. Philip Green contributes three per cent of basic salary. The company contributes six per cent of basic salary to the pension scheme and an additional 19 per cent to his private pension plan. Charlie Cornish contributes seven per cent and the company contributes 25 per cent of his basic salary to the pension scheme. The normal pension age is 65.

Simon Batey, Tom Drury and Gordon Waters are members of the defined benefit section which is now closed to new executives. John Roberts was a member until his retirement on 31 March 2006. The scheme provides a pension for them on normal retirement at age 60 based on a maximum accrual rate of 1/30th of pensionable earnings for each completed year of service. The maximum pension is two-thirds of pensionable earnings. Early retirement is possible from age 50 if the company agrees. In the event of early retirement, pension benefits are actuarially reduced. Simon Batey contributes five per cent and Tom Drury and Gordon Waters six per cent of their pensionable pay to the pension scheme. John Roberts contributed five per cent. In 2005/06, their contributions were subject to a maximum of £15,840, which was 15 per cent of the earnings cap. Pension benefits are calculated on basic salary only. Tom Drury and Gordon Waters previously had a contractual entitlement to a pensionable bonus. Their bonus is no longer pensionable. To partially offset the reduction in their pensionable pay calculation, their pension benefits are based on notional pensionable pay of 1.225 and 1.3 times their basic pay respectively.

Unfunded unapproved pension arrangements

Arising from previous policy, the company put in place unfunded unapproved arrangements for John Roberts, Simon Batey, Tom Drury and Gordon Waters (and a limited number of other senior executives), the intention of which was to provide pension benefits calculated on the same basis as for executives whose pensionable earnings were not limited by the earnings cap.

At 31 March 2005, there were 26 unfunded arrangements in place. Ten related to current executives, five to deferred pensioners and 11 to pension benefits in payment. During the year, the committee decided to offer to deferred pensioners and those in receipt of pension benefits the option to transfer within three months from 6 April 2006 part or all of their unfunded arrangement to the registered pension scheme. Those in receipt of pension benefits have also been offered until 6 July 2006 the facility to exchange their ongoing unfunded benefits for a cash lump sum.

**Table 30: Executive directors' pension benefits (defined benefit scheme) (audited information)**

| | Accumulated total accrued pension at 1 April 2005 | | Increase in accrued pension during the year | | | | Accumulated total accrued pension at 31 March 2006 | |
|---|---|---|---|---|---|---|---|---|
| | £'000 p.a. | Transfer value £'000 | Increase net of inflation £'000 p.a.[1] | Member contributions £'000 | Transfer value of increase (net of member contributions) £'000[2] | Total change in transfer value (net of member contributions) £'000[3] | £'000 p.a. | Transfer value £'000 |
| John Roberts | 91.9 | 1,682.4 | 21.2 | 15.8 | 437.3 | 704.1 | 115.2 | 2,402.3 |
| Simon Batey | 56.6 | 781.5 | 14.3 | 15.8 | 214.5 | 364.1 | 72.2 | 1,161.4 |
| Tom Drury | 105.0 | 1,062.4 | 15.9 | 15.8 | 181.5 | 446.1 | 123.3 | 1,524.3 |
| Gordon Waters | 111.2 | 1,977.8 | 18.7 | 15.8 | 359.4 | 657.4 | 132.4 | 2,651.0 |

Notes:

- Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving employment or retirement if earlier.
- Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
- The transfer value of the net increase in pension (2) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at the year end, or at the date of leaving employment or retirement if earlier. It is based on the accrued pension increase (1) and is calculated after deducting the director's contribution.
- The change in the transfer value (3) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
- Voluntary contributions paid by directors and resulting benefits are not shown.
- The transfer value represents a liability of the company to make pension payments in the future but not a sum paid to the individual.
- Although Tom Drury was appointed to the board on 9 May 2005, the figures in the table reflect the change in respect of the full year.

By 31 March 2006 five former executives had taken up the offer of a cash lump sum resulting in payments totalling £2,805,700. At that date, there were 22 unapproved arrangements in place. Nine related to current executives, four to deferred pensioners and nine to pension benefits in payment. The offer to exchange benefits for a cash lump sum will also be made to current executives with unfunded arrangements for a time-limited period when their benefits first become payable.

Further information on payments made during the year and the total cost of the unfunded arrangements is given in note 19 to the accounts.

Directors' accrued pension benefits

The pension benefits earned by directors in the defined benefit scheme during the year are shown in table 30.

During the year ended 31 March 2006, the company paid contributions for Charlie Cornish totalling £56,875 (2005: £34,125) to the defined contribution section of UUPS.

The total amounts set aside or accrued by the company or its subsidiaries in 2005/06 to provide pension, retirement or similar benefits for all directors and members of the executive leadership team as a group was £2,892,427.

Contracts of service and compensation for termination

The company's policy is that the executive directors and executive officers normally have one-year notice periods. The company may offer a longer notice period if it considers that necessary to recruit a new director or executive officer. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. Philip Green's contract provides for an initial notice period of 24 months which will reduce to 12 months' rolling notice after one year's service. The other current executive directors have one-year notice periods.

Contracts terminate automatically upon the director reaching age 65 (Simon Batey, Tom Drury and Gordon Waters: 60) unless the company agrees that a director may continue to work after attaining that age. No special arrangements apply if there is a change of control.

Service contracts do not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that may be paid, normally by reference to fixed elements of remuneration and the notice period. There is no automatic entitlement to payments under the annual bonus or performance share plan. Any annual bonus payment is at the discretion of the company; performance share plan vesting is at the discretion of the trustees based on a recommendation from the remuneration committee. A payment will not normally be made unless the termination is for a 'good leaver' reason such as retirement or because of ill health, or there are other special circumstances. Payments are then pro-rated and subject to the performance conditions on which awards were granted (modified if appropriate) being satisfied.

The committee will apply such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Combined Code and will take legal advice on the company's liability to pay compensation. Its policy is to take a robust line on reducing compensation. It may phase payments to reflect a departing employee's obligation to mitigate loss. The committee reviews this policy each year. No changes were made during the year. Details of directors' and senior managers' contracts are set out in table 31.

Simon Batey will be leaving the company on 31 July 2006. His contract provides for a notice period of one year in line with company policy. It is anticipated that he will continue to work for the company and be paid normally in accordance with his contract until the end of July 2006 to provide the opportunity to effect a smooth transition. Thereafter, he will not be required to work the balance of his notice period. His pension benefits will be calculated as if he had worked for the company until 31 January 2007 and his life and medical cover will continue until that date. He will receive a cash lump sum of £192,500 (less statutory deductions as appropriate) in lieu of the balance of his basic pay and car allowance. His annual bonus and performance share plan awards for 2004/05 and 2005/06 will be pro-rated in accordance with the rules of those plans and remain subject to the performance conditions associated with them.

### Table 31: Executive directors' and senior managers' service contracts as at 31 March 2006

| | Date of contract | Unexpired term (to 60th birthday*) | Notice period | Contractual compensation upon early termination |
|---|---|---|---|---|
| Philip Green | 13.02.06 | 12.05.18 | Initially 24 months reducing to 12 months (rolling) after one year's service | No explicit provision (other than payment for outstanding holidays) |
| John Roberts | 01.09.99 | – | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Simon Batey | 01.04.00 | – | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Charlie Cornish | 05.01.04 | 30.11.24 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Tom Drury | 09.05.05 | 14.09.21 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Gordon Waters | 01.03.96 | 06.06.07 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Linda Booth | 01.01.03 | 09.10.12 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Ian Priestner | 16.10.00 | 20.04.17 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |
| Tim Rayner | 01.04.98 | 04.08.20 | 12 months (rolling) | No explicit provision (other than payment for outstanding holidays) |

**Notes:**

- The unexpired terms for Philip Green and Charlie Cornish are to their 65th birthdays.
- John Roberts retired on 31 March 2006.
- Simon Batey will be leaving the company on 31 July 2006.
- Ian Priestner left the company on 30 April 2006.

Governance

## SENIOR MANAGERS

During the year, the aggregate amount of emoluments paid to senior managers (see page 37) was £1,509,504 (2005: £2,245,355). This includes basic pay, benefits in kind and annual bonuses earned and accrued in the year to 31 March 2006. Details of their emoluments for the year are included, on a banded basis, in table 32.

### Table 32: Senior managers' emoluments

| | Total emoluments £'000 |
|---|---|
| 1 | 450.0+ |
| – | 350.0 – 449.9 |
| 2 | 250.0 – 349.9 |
| 2 | <250.0 |

**Notes:**

- The above table includes data for Tom Drury prior to his appointment to the board on 9 May 2005 and Hugh Logan who left the company on 26 February 2006.

Approved by the board of directors on 31 May 2006 and signed on its behalf by

**David Jones**
Remuneration committee chairman

**The Combined Code**
United Utilities PLC is subject to the Combined Code on Corporate Governance as updated in 2003 (the 'Combined Code'). Throughout the year, the board has complied fully with the revised Combined Code and this report, together with the remuneration report on pages 41 to 55, give details of how these principles have been applied.

**The board of directors**

*"Every company should be headed by an effective board, which is collectively responsible for the success of the company." (Combined Code principle A.1)*

The board is scheduled to meet ten times each year with additional meetings called if required. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. In addition, it is responsible for business planning and risk management and for the development of group policies including such areas as health and safety, directors' and senior managers' remuneration and on social, environmental and ethical issues. Attendance by individual directors at scheduled meetings of the board and its committees during the year ended 31 March 2006 is shown in table 33 and full biographical details of the directors can be found on pages 35 to 37.

The chairman holds meetings with the non-executive directors without the executive directors present. Led by the senior independent director, the non-executive directors meet without the chairman present at least annually to appraise the chairman's performance. Directors have a right to ensure that any concerns they have, which cannot be resolved about the running of the company or a proposed action, are recorded in the board minutes. In addition, upon resignation a non-executive director is asked to provide a written statement addressed to the chairman, for circulation to the board, if they have any such concerns.

The group's governance structure ensures that all decisions are made by the most appropriate people in such a way that the decision-making process itself does not unnecessarily delay progress. The board has formally delegated specific responsibilities to board committees, including the audit (see page 60), remuneration (see page 42), nomination (see 'Appointments to the board' on page 57), approvals and treasury committees. All board committees are provided with sufficient resources to undertake their duties.

The approvals committee considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors and the company secretary.

The treasury committee considers and approves borrowing, leasing, bonding and other banking facilities within limits set by the board. Its members are the chairman and the executive directors together with, for more significant or complex transactions, one other non-executive director.

The directors of subsidiary companies are legally responsible for those business entities. They are tasked with the delivery of the targets set within the budgets approved by the group board and for the implementation of group strategy and policy across their businesses. United Utilities Water PLC, for example, is a substantial business in its own right and its board includes two independent non-executive directors (Phillida Entwistle and Deborah Morton).

The company maintains an appropriate level of directors' and officers' insurance.

**Chairman and chief executive officer**

*"There should be a clear division of responsibilities at the head of the company between the running of the board and the executive responsibility for the running of the company's business. No one individual should have unfettered powers of decision." (Combined Code principle A.2)*

Separate individuals have been appointed to the positions of chairman and of the chief executive officer. The board has agreed clearly defined responsibilities for the roles and has adopted a set of guiding principles to govern the relationship between them. The chairman is primarily responsible for the working of the board. The chief executive officer is responsible for running the group's business and for implementing board strategy and policy.

**Board balance and independence**

*"The board should include a balance of executive and non-executive directors (and in particular independent non-executive directors) such that no individual or small group of individuals can dominate the board's decision taking." (Combined Code principle A.3)*

The board aims to maintain a balance of executive and non-executive directors and, at the date of adoption of this statement, comprises the chairman, five executive directors and seven non-executive directors determined by the board to be independent in accordance with the Combined Code. The directors have a wide and diverse range of business and other experience and expertise.

The Code does not regard the chairman as being independent in view of his unique role in corporate governance although, were he not chairman, Sir Richard Evans would satisfy the independence criteria laid down by the Code. Taking into account the provisions of the Code, the board has determined that all of the non-executive directors are independent and free from any business or other relationship which could compromise their independent judgement. In particular, the board has determined that Sir Peter Middleton remains independent, notwithstanding that he has served on the board for more than nine years. Andrew Pinder remains independent, notwithstanding that he received additional remuneration during the year under review as a non-executive director of Vertex, from which he retired on 31 March 2006. In making these determinations, the board took into account their breadth of experience, their financial independence and their other business interests.

Sir Peter Middleton has been appointed as senior independent director. The senior independent director would be available to shareholders if they have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate. The terms of reference for the senior independent director are available on the company's website but include: the authority to call a meeting of the non-executive directors if, in his opinion, it is necessary; to lead a meeting of the non-executive directors without the chairman present at least annually to appraise the chairman's performance; and to attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of their issues and concerns.

Table 33: Attendance by individual directors at scheduled meetings of the board in the year to 31 March 2006

| | Board | | Audit | | Nomination | | Remuneration | |
|---|---|---|---|---|---|---|---|---|
| | Possible | Actual | Possible | Actual | Possible | Actual | Possible | Actual |
| Philip Green | 2 | 2 | n/a | n/a | 0 | 0 | n/a | n/a |
| John Roberts | 10 | 10 | n/a | n/a | 6 | 5 | n/a | n/a |
| Simon Batey | 10 | 10 | n/a | n/a | n/a | n/a | n/a | n/a |
| Charlie Cornish | 10 | 10 | n/a | n/a | n/a | n/a | n/a | n/a |
| Tom Drury | 9 | 9 | n/a | n/a | n/a | n/a | n/a | n/a |
| Gordon Waters | 10 | 10 | n/a | n/a | n/a | n/a | n/a | n/a |
| Sir Richard Evans | 10 | 10 | n/a | n/a | 6 | 6 | n/a | n/a |
| Norman Broadhurst | 10 | 9 | 4 | 4 | 6 | 5 | 6 | 6 |
| Paul Heiden | 5 | 4 | 2 | 2 | 4 | 3 | 3 | 3 |
| David Jones | 10 | 9 | 4 | 3 | 6 | 4 | 6 | 5 |
| Sir Peter Middleton | 10 | 9 | 4 | 2 | 6 | 5 | 6 | 5 |
| Jane Newell | 10 | 9 | 4 | 4 | 6 | 6 | 6 | 6 |
| Andrew Pinder | 10 | 9 | 2 | 1 | 6 | 6 | 6 | 6 |
| Nick Salmon | 10 | 9 | 4 | 3 | 6 | 6 | 6 | 4 |
| John Seed | 4 | 4 | 2 | 2 | 1 | 1 | 3 | 3 |

**Notes:**

- Tom Drury was appointed as a director on 9 May 2005.
- Nick Salmon was appointed as a non-executive director on 4 April 2005.
- John Seed retired as a non-executive director on 29 July 2005.
- Paul Heiden was appointed as a non-executive director on 5 October 2005.
- John Roberts retired as the chief executive officer and as a director on 31 March 2006.
- Philip Green was appointed as a director on 20 February 2006 and as the chief executive officer on 31 March 2006.

### Appointments to the board

*"There should be a formal, rigorous and transparent procedure for the appointment of new directors to the board." (Combined Code principle A.4)*

The board has constituted a nomination committee which meets at least once each year and otherwise as required. The committee considers and makes recommendations to the board on the composition, balance and membership of the board. Its members are the non-executive directors, including the chairman (who is chairman of the committee, although the chairman will not chair the committee when the committee deals with the appointment of a successor to the chairmanship) together with the chief executive officer. As such, the majority of the members of the committee are non-executive directors determined by the board to be independent in accordance with the Combined Code. The nomination committee's terms of reference are available to shareholders on request and are also available on the company's website at www.unitedutilities.com.

The nomination committee evaluates the balance of skills, knowledge and experience on the board and, in the light of this evaluation, prepares a description of the roles and capabilities required for a particular appointment.

The nomination committee leads the process for board appointments and makes recommendations to the board about filling vacancies on the board, appointing additional persons to the board and the reappointment by shareholders of any director under the retirement by rotation provisions in the company's articles of association. The committee considers and makes recommendations to the board from time to time on the board's composition and balance. The committee met seven times in the year to 31 March 2006. During the year, the committee prepared a description of the roles and capabilities required for the appointment of a chief executive officer, a chief financial officer and a non-executive director, engaged the services of Whitehead Mann and made recommendations to the board as part of the final selection process which led to the appointment of Philip Green as the new chief executive officer, Tim Weller as the new chief financial officer and Paul Heiden as a non-executive director.

The letters of appointment of non-executive directors are made available for inspection and are available on the company's website. They set out the expected time commitment and non-executive directors undertake that they will have sufficient time to meet what is expected of them. Non-executive directors' other significant commitments are disclosed to the board before appointment, with the board being notified of any subsequent changes.

The company recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the company. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a conflict of interest or could have a detrimental effect on a director's performance), executive directors are allowed to accept one non-executive directorship and to retain the fees. John Roberts served as a non-executive director of Volex Group plc until September 2005 for which he earned and retained a fee of £13,000. In the same month, John Roberts was appointed as a non-executive director to the board of Royal Bank of Canada Europe Limited for which he earned a fee of £29,167 during the year under review. Simon Batey is a non-executive director of Arriva plc, for which he earned and retained a fee of £40,000 during the year to 31 March 2006. Simon Batey also represents the group as a non-executive director of THUS Group plc due to its investment in this company. This directorship is unpaid.

### Information and professional development

*"The board should be supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. All directors should receive induction on joining the board and should regularly update and refresh their skills and knowledge." (Combined Code principle A.5)*

The quality of the contribution that directors, particularly non-executives, can make is directly dependent upon the quality of the information they receive. Accordingly, all directors receive comprehensive information on a regular basis. Board papers are normally distributed five days in advance of the relevant meeting to allow sufficient time for directors to be fully briefed. The papers are sufficiently detailed to enable the directors to obtain a thorough grasp of the management and financial performance of the company and the operating businesses. Minutes of committee meetings are circulated to all board members.

The board has established a governance framework which encourages all directors to bring an independent judgement to bear on issues of strategy, performance and resources, including key appointments and standards of conduct. New directors receive appropriate induction on joining the board. As part of this, the company has offered to major shareholders the opportunity to meet Philip Green as the new chief executive officer and Paul Heiden as a new non-executive director.

All directors have access to the advice and services of the company secretary, who is responsible to the board for ensuring that board procedures are complied with. The appointment and removal of the company secretary are matters for the board as a whole.

The board has adopted a protocol under which directors have access, through the company secretary, to independent professional advice at the company's expense where they judge it necessary to discharge their responsibilities as directors.

### Performance evaluation

*"The board should undertake a formal and rigorous annual evaluation of its own performance and that of its committees and individual directors." (Combined Code principle A.6)*

During the year, the board conducted an evaluation of its own performance and that of its committees and individual directors.

The process involved the completion by each director of a confidential questionnaire in a form consistent with last year's and which was modelled on the Chairmen's Guide to the Board Performance Review published by the Chairmen's Forum and is consistent with guidance published by the Institute of Chartered Secretaries and Administrators. Each director was required to score the board's performance on 64 issues, such as contribution to strategy, risk management, financial and operational reporting, board committees, matters reserved for the board, communication, company and board advisers, relations with the group's regulators and board procedures and invited additional comments.

In addition, the members of the audit, nomination and remuneration committees completed additional confidential questionnaires about the functioning of those committees, as did those managers and advisers who deal with those committees frequently. For example, in the case of the audit committee, the auditors and the group audit manager each completed confidential questionnaires about the audit committee.

The company secretary analysed the completed questionnaires and summarised the findings in a report for the chairman, which highlighted and prioritised the key areas of feedback and provided a comparison with the previous year's evaluation. The chairman subsequently conducted one-to-one discussions with each of the board members based on the summary report, after which the chairman reported back to the whole board on the evaluation process. The board has developed a plan to reduce unnecessary bureaucracy by streamlining the group's approval processes and to review board committee structures to better match those committees' requirements with directors' expertise.

The responses to the questionnaires demonstrated a high degree of consistency and the evaluation process affirmed the board's confidence in the group's system of corporate governance.

### Reappointment of directors

*"All directors should be submitted for re-election at regular intervals, subject to continued satisfactory performance. The board should ensure planned and progressive refreshing of the board." (Combined Code principle A.7)*

The board initially appoints all new directors, upon the recommendation of the nomination committee and following an appropriate recruitment process. Following the appointment of a new director, he or she is required to retire and seek reappointment at the next annual general meeting. The company's articles of association include provisions requiring one-third of all directors to retire and seek reappointment at each annual general meeting, and ensuring that no director serves for more than three years without retiring and being proposed for re-appointment at an annual general meeting.

Biographical details of directors being submitted for appointment or reappointment are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to reappointment under the company's articles of association and subject to Companies Acts provisions relating to the removal of a director. In the papers accompanying a resolution to elect a non-executive director, the board explains to shareholders why it believes that each non-executive director should be elected. The chairman will confirm to shareholders when proposing reappointment that, following formal performance evaluation, that individual's performance continues to be effective and demonstrates commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review, and will take into account the need for progressive refreshing of the board. Any non-executive director serving longer than nine years will be subject to annual reappointment.

### Financial reporting

*"The board should present a balanced and understandable assessment of the company's position and prospects." (Combined Code principle C.1)*

In presenting the annual and interim financial statements and similar significant publications, the directors aim to present a balanced and understandable assessment of the group's position and prospects. The company produces a consolidated UK and US compliant annual report and Form 20-F which it hopes will provide a single source of information about the company.

The board recognises that the majority of shareholders elect not to receive the full annual report and to receive in its place a summary financial statement. Accordingly, it has taken steps to ensure that such shareholders also receive a stakeholder report which summarises the most important features of the company's activity during the year.

The directors have adopted the going concern basis in preparing these financial statements. This is based upon a review of the group's budget for 2006/07, the five-year business plan and investment programme, together with the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the 'Guidance on Going Concern and Financial Reporting for Directors of Listed Companies registered in the United Kingdom', published in November 1994.

As at 31 March 2006, an evaluation was carried out under the supervision, and with the participation of senior management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based on, and as of the date of the company's evaluation, the chief executive officer and chief financial director concluded that the disclosure controls and procedures are effective.

In addition, there has been no change in the company's internal controls or in other factors, during the period covered by this annual report, that has materially affected, or is reasonably likely to materially affect, the disclosure controls.

### Statement of directors' responsibilities

The directors are responsible for preparing the annual report and the financial statements. The directors are required to prepare financial statements for the group in accordance with International Financial Reporting Standards (IFRS) and have also elected to prepare financial statements for the company in accordance with IFRS. Company law requires the directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company's financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board's 'Framework for the Preparation and Presentation of Financial Statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. Directors are also required to:

- properly select and apply accounting policies;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors' report and directors' remuneration report which comply with the requirements of the Companies Act 1985.

The directors are responsible for the maintenance and integrity of the company website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

### Internal control

*"The board should maintain a sound system of internal control to safeguard shareholders' investment and the company's assets." (Combined Code principle C.2)*

The board is responsible for the group's system of internal controls and for reviewing its effectiveness. Throughout the year under review and up to the date of this report, the board has operated procedures meeting the requirements of the Combined Code relating to internal control as set out in the September 1999 guidance "Internal Control Guidance for Directors on the Combined Code" published by the Institute of Chartered Accountants in England and Wales. Each year the board reviews all controls, including financial, operational and compliance controls and risk management procedures. The internal control system is designed to manage, rather than to eliminate, the risk of failure to achieve the company's business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

In addition, the board is making preparations for compliance with section 404 of the US Sarbanes-Oxley Act of 2002. This includes ensuring that key financial controls are adequately documented and that they have been specifically tested.

The key features of the internal control system are:

- a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;
- comprehensive business planning, risk assessment and financial reporting procedures; including the annual preparation of detailed operational budgets for the year ahead and projections for subsequent years;
- a monthly board review of financial and non-financial performance to assess progress towards objectives;
- monthly meetings prior to each board meeting of the executive leadership team, a forum in which the executive directors, the managing directors of the group's businesses, the group functional directors and the company secretary exchange information and discuss strategic and operational issues which are of group-wide importance;

- regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;
- a self-certification process, subject to internal audit, whereby the operating businesses are required to confirm that the system of internal control is operating effectively;
- an internal audit function to provide independent scrutiny of internal control systems and risk management procedures;
- a bi-monthly risk management forum chaired by the group finance director, and comprising the company secretary, the group audit manager, the group health and safety manager and senior representatives from each of the operating businesses, to scrutinise key risks;
- quarterly meetings, involving expert external advisers, to discuss the company's social and environmental performance and impacts, recommend targets and monitor performance. The role of the panel is to advise on environmental policy and, in particular, to identify risks to the environment, recommend targets and monitor performance against those targets. Due to its importance to the group, sustainable development will form part of the executive leadership team's agenda with effect from the 2006/07 financial year;
- an annual risk assessment exercise involving self-assessment by management of all business risks in terms of impact, likelihood and control strength and an objective challenge of that assessment by the internal audit team;
- health and safety performance reviews carried out by our in-house safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses;
- centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews; and
- established procedures, set out in a group internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews.

**The audit committee and the auditors**

*"The board should establish formal and transparent arrangements for considering how they should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the company's auditors." (Combined Code principle C.3)*

The audit committee's members are the non-executive directors who are determined in accordance with UK and US corporate governance rules to be independent. Norman Broadhurst is its chairman and the board is satisfied that he has recent and relevant financial experience as required by the Combined Code and is an audit committee financial expert as defined by Item 16A of Form 20-F. The committee met four times in the year to 31 March 2006.

The committee has primary responsibility for making a recommendation to the board, for it to put to shareholders for their approval in general meeting, on the appointment, reappointment and removal of the external auditors and it keeps under review the scope and results of the external audit and its effectiveness and the independence and objectivity of the auditors. The committee has established policies and procedures to pre-approve the engagement of the auditors to provide any audit or non-audit services and keeps the nature and extent of non-audit services under review seeking to balance the maintenance of objectivity and value for money.

It reviews the half year and annual financial statements and any formal announcements relating to financial performance before submission to the board, reviews periodically the scope, remit and effectiveness of the internal audit function and the effectiveness of the group's internal control system. It also reviews arrangements by which staff of the company may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters.

The board has decided that if it does not accept the audit committee's recommendation, it should include in the annual report, and in any papers recommending appointment or re-appointment, a statement from the audit committee explaining the recommendation and should set out reasons why the board has taken a different position.

The board has adopted a revised disclosure policy which provides for a confidential mailbox for employees who want to report any concerns which they may have. The committee's objective is to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

The terms of reference of the audit committee are available to shareholders on request and are also are available on the company's website at www.unitedutilities.com.

Audit and audit-related services are pre-approved annually by the audit committee. Audit-related services generally are highly correlated with the role of independent auditors. Such services include assurance on non-statutory information, assurance work carried out in connection with reporting to a statutory regulator, analysis and interpretation of accounting principles and their application, support for debt issues and similar transactions, and other services that have a bearing on the group's financial statements on which the external auditors provide their opinion.

Non-audit services are allowed under the procurement of audit and non-audit services' policy and do not affect the independence of the external auditors, but do require the pre-approval of the audit committee prior to the engagement. Specific approval may be delegated to a designated member of the audit committee, with such approvals to be reported at the next audit committee meeting. In granting such approval, the designated member of the audit committee is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees. In the financial year 2005/06, all services were pre-approved by the audit committee and none were undertaken without such pre-approval pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

The group also maintains a list of prohibited services that cannot be provided by the group's auditors as they are considered by statute or, in the group's opinion, to be incompatible with the role of the independent auditor.

The fees paid or payable to the auditors in the year under review are set out in table 34.

**Table 34: Fees to Deloitte & Touche LLP**

| | 2006 £'000 | 2005 £'000 |
|---|---|---|
| Audit fees | 912.0 | 590.0 |
| Audit related fees[1] | 687.0 | 681.0 |
| Other assurance fees[2] | 850.0 | 144.0 |
| Tax fees[3] | 15.0 | 300.0 |
| Total | 2,464.0 | 1,715.0 |

**Notes:**

(1) Audit-related fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including due diligence and assurance work, work associated with raising debt and equity finance and securities filing work including the second stage of the rights issue.

(2) Other assurance fees include fees relating to the divestment of Your Communications and assistance with acquisitions.

(3) Tax fees are fees incurred for tax compliance, tax advice and related tax work.

(4) In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2006 totalling £52,400 (2005 – £15,000).

### Dialogue with institutional shareholders

*"There should be a dialogue with institutional shareholders based on the mutual understanding of objectives. The board as a whole has responsibility for ensuring that a satisfactory dialogue with shareholders takes place." (Combined Code principle D.1)*

There is a programme of investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met or offered to meet with 89 different funds, representing 42 per cent of the company's issued share capital. This, together with regular announcements of significant events affecting the group and frequent updates on current trading, emphasises the board's commitment to keeping the company's equity and debt investors informed of developments affecting the group. The board regards this programme as important to improve investors' awareness of the business and for the board to gain an understanding of investors' priorities.

The board has taken steps to ensure that members of the board, and in particular the non-executive directors, develop an understanding of the views of major shareholders about their company through an annual survey of shareholder opinion produced for the company by Makinson Cowell. Non-executive directors are offered the opportunity to attend meetings with major shareholders and would attend them if requested by major shareholders.

### Constructive use of the annual general meeting

*"The board should use the annual general meeting to communicate with investors and to encourage their participation." (Combined Code principle D.2)*

The board encourages shareholders to exercise their right to vote at the annual general meeting. The notice calling the meeting and related papers are sent to shareholders at least 20 working days before the meeting and separate resolutions are proposed on each substantially separate issue.

At annual general meetings, voting on all resolutions takes place by means of a poll which ensures that all shareholders' votes are taken into account, whether lodged in person at the meeting, or by proxy. The poll vote is scrutinised by Lloyds TSB Registrars. Presentations are made on the progress and performance of the business prior to the formal business of the meeting.

Shareholders are encouraged to participate through a question and answer session and individual directors or, where appropriate, the chairman of the relevant committee, respond to those questions directly. Normally, the chairmen of the audit, nomination and remuneration committees will be available at the annual general meeting to answer questions relevant to the work of those committees. All directors normally attend the annual general meeting.

The interim report, the annual report, the stakeholder report and summary financial statement remain the primary means the board has of communicating during the year with all of the company's shareholders. However, the board recognises the importance of the internet as a means of communicating widely, quickly and cost-effectively. A library of information about the company is available 24 hours a day, worldwide, at www.unitedutilities.com. Financial news releases are made available on the site contemporaneously with release through other news channels and anyone with an email address can register free of charge to receive an email alert upon the posting of each new release.

**Differences in UK/NYSE corporate governance practices**

Under the New York Stock Exchange ('NYSE') corporate governance rules for listed companies, as a NYSE-listed foreign private issuer, United Utilities PLC must disclose any significant ways in which its corporate governance practices differ from those followed by US companies under NYSE listing standards. United Utilities PLC believes the following to be the significant differences between its corporate governance practices and NYSE corporate governance rules applicable to US companies.

US companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. The Listing Rules of the UK Financial Services Authority require each listed company, incorporated in the United Kingdom, to include in its annual report and accounts a narrative statement of how it has applied the principles of the Combined Code and a statement as to whether or not it has complied with the best practice provisions of the Combined Code throughout the accounting period covered by the annual report and accounts. A company that has not complied with the Combined Code provisions, or complied with only some of the Combined Code provisions or (in the case of provisions whose requirements are of a continuing nature) complied for only part of an accounting period covered by the report, must specify the Combined Code provisions with which it has not complied, and, where relevant, for what part of the reporting period such non-compliance continued, and give reasons for any non-compliance. United Utilities PLC has complied throughout its 2005/06 financial year with the best practice provisions of the Combined Code. The Combined Code does not require United Utilities PLC to disclose the full range of corporate governance guidelines with which it complies.

Under NYSE standards, companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, this committee must develop and recommend to the board a set of corporate governance principles. The United Utilities' nomination committee, which follows the requirements of the Combined Code, includes seven members who are independent under Combined Code rules (six of whom are also deemed independent under NYSE rules), together with the non-executive chairman and the chief executive officer. The committee's terms of reference do not require the committee to develop and recommend corporate governance principles for United Utilities PLC.

Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year. During the 2005/06 financial year, United Utilities' non-executive directors met once as a group with the non-executive chairman, but with no executive directors present and once as a group without the chairman or the executive directors present.

In accordance with the requirements of the Combined Code, United Utilities reports on how its committees and its directors are evaluated and on the results of such evaluations and it provides extensive information regarding directors' compensation in the directors' remuneration report on pages 41 to 55. The terms of reference of United Utilities' audit, nomination and remuneration committees are available on the company's website.

NYSE listing standards require US companies to adopt a code of business conduct and ethics for directors, officers and employees, and to disclose promptly any waivers of the code for directors or executive officers. The group has adopted a set of business principles, which applies to the employees of all United Utilities companies, including the chief executive officer, the chief financial officer and the group financial controller which comply with the NYSE requirements. United Utilities' Business Principles are available on the company's website.

Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors.

The NYSE rules include detailed tests for determining director independence while the Combined Code, which is followed by United Utilities, prescribes a more general standard for determining director independence. Currently, six of United Utilities' non-executive directors satisfy the tests for independence set out in the NYSE rules.

The Combined Code requires a company's board to assess director independence by affirmatively concluding that the director is independent of management and free from any business or other relationship that could materially interfere with the exercise of independent judgement.

Finally, a chief executive officer of a US company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, United Utilities' chief executive officer is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both US companies and foreign private issuers, the chief executive officer will be required to notify the NYSE promptly in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to United Utilities.

**Independent auditors' report to the members of United Utilities PLC**

We have audited the group and individual company financial statements (the "financial statements") of United Utilities PLC for the year ended 31 March 2006 which comprise the consolidated income statement, the consolidated and individual company balance sheets, the consolidated and individual company statements of recognised income and expenses, the consolidated and individual company cashflow statements, the accounting policies and the related notes 1 to 32. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you whether, in our opinion, the directors' report is consistent with the financial statements. We also report to you if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We also report to you if, in our opinion, the company has not complied with any of the four directors' remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long-term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report including the unaudited part of the directors' remuneration report and we consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

**Basis of audit opinion**

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report described as having been audited.

**Opinion**

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the group's affairs as at 31 March 2006 and of its profit for the year then ended;
- the individual company financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union as applied in accordance with the requirements of the Companies Act 1985, of the state of the individual company's affairs as at 31 March 2006;
- the financial statements and the part of the directors' remuneration report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the financial statements.

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
Manchester

1 June 2006

## Consolidated income statement

for the year ended 31 March

| *Continuing operations* | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| **Revenue** | | **2,386.8** | 2,103.7 |
| Other income | | **21.8** | 19.8 |
| Employee benefits expense | 2 | **(429.0)** | (392.8) |
| Depreciation and amortisation expense | | **(320.3)** | (330.7) |
| Other operating costs | | **(893.8)** | (718.9) |
| Restructuring costs | 1 | **(25.5)** | (29.7) |
| **Total operating expenses** | | **(1,646.8)** | (1,452.3) |
| **Operating profit** | 3 | **740.0** | 651.4 |
| Investment income | 4 | **54.0** | 38.3 |
| Finance expense: | | | |
| Fair value loss on debt and derivative instruments | 5 | **(15.7)** | - |
| Other finance expense | 5 | **(339.0)** | (322.1) |
| | 5 | **(354.7)** | (322.1) |
| Investment income and finance expense | | **(300.7)** | (283.8) |
| **Profit before taxation** | | **439.3** | 367.6 |
| Taxation | 6 | **(120.3)** | (96.1) |
| Profit for the year from continuing operations | | **319.0** | 271.5 |
| *Discontinued operation* | | | |
| Loss for the period/year from discontinued operation | 1,7 | **(110.8)** | (9.4) |
| **Profit for the year** | | **208.2** | 262.1 |
| **Attributable to:** | | | |
| Equity holders of the company | | **207.9** | 260.3 |
| Minority interest | | **0.3** | 1.8 |
| | | **208.2** | 262.1 |
| **Earnings per share** | 9 | | |
| From continuing and discontinued operations | | | |
| Basic | | **24.3p** | 33.3p |
| Diluted | | **24.2p** | 30.1p |
| From continuing operations | | | |
| Basic | | **37.3p** | 34.5p |
| Diluted | | **37.1p** | 31.2p |
| Adjusted | | **50.5p** | 54.5p |

Financial statements

## Balance sheets

at 31 March

| | Note | Group 2006 £m | Group 2005 £m | Company 2006 £m | Company 2005 £m |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 10 | 8,543.9 | 8,474.5 | 0.8 | 0.8 |
| Goodwill | 11 | 153.1 | 100.6 | – | – |
| Other intangible assets | 12 | 236.2 | 192.8 | – | – |
| Investments | 13 | 170.7 | 9.7 | 5,501.7 | 4,833.1 |
| Trade and other receivables | 15 | 22.0 | 23.4 | – | – |
| Retirement benefit surplus | 19 | 19.3 | – | – | – |
| Deferred tax | 20 | – | – | 7.4 | – |
| Derivative financial instruments | 18 | 40.8 | – | – | – |
| | | 9,186.0 | 8,801.0 | 5,509.9 | 4,833.9 |
| **Current assets** | | | | | |
| Inventories | 14 | 28.2 | 40.9 | – | – |
| Trade and other receivables | 15 | 490.1 | 385.0 | 1,130.6 | 799.1 |
| Investments | 13 | 29.7 | 19.7 | – | – |
| Cash and short-term deposits | 16 | 1,513.5 | 902.7 | 120.4 | 353.9 |
| Derivative financial instruments | 18 | 48.9 | – | – | – |
| | | 2,110.4 | 1,348.3 | 1,251.0 | 1,153.0 |
| **Total assets** | | 11,296.4 | 10,149.3 | 6,760.9 | 5,986.9 |
| **LIABILITIES** | | | | | |
| **Non-current liabilities** | | | | | |
| Trade and other payables | 22 | (383.7) | (337.3) | – | – |
| Borrowings | 17 | (5,081.1) | (4,669.0) | (880.9) | (914.9) |
| Retirement benefit obligations | 19 | – | (84.6) | (1.2) | (8.2) |
| Deferred tax | 20 | (1,426.6) | (1,337.3) | – | (3.1) |
| Provisions | 21 | (16.6) | – | – | – |
| Derivative financial instruments | 18 | (57.6) | – | (32.7) | – |
| | | (6,965.6) | (6,428.2) | (914.8) | (926.2) |
| **Current liabilities** | | | | | |
| Trade and other payables | 22 | (855.1) | (950.0) | (550.8) | (530.5) |
| Borrowings | 17 | (619.1) | (512.3) | (478.2) | (212.1) |
| Current income tax liabilities | | (112.8) | (96.0) | – | – |
| Provisions | 21 | (36.5) | (18.4) | – | (0.4) |
| Derivative financial instruments | 18 | (76.4) | – | (5.8) | – |
| | | (1,699.9) | (1,576.7) | (1,034.8) | (743.0) |
| **Total liabilities** | | (8,665.5) | (8,004.9) | (1,949.6) | (1,669.2) |
| **Total net assets** | | 2,630.9 | 2,144.4 | 4,811.3 | 4,317.7 |
| **EQUITY** | | | | | |
| **Capital and reserves attributable to equity holders of the company** | | | | | |
| Share capital | 23 | 875.4 | 716.2 | 875.4 | 716.2 |
| Share premium account | 23 | 1,407.8 | 1,038.7 | 1,407.8 | 1,038.7 |
| Revaluation reserve | 23 | 158.8 | 158.8 | – | – |
| Treasury shares | 23 | (0.3) | (0.3) | (0.3) | (0.3) |
| Cumulative exchange reserve | 23 | 2.2 | 3.7 | 5.2 | 1.1 |
| Retained earnings | 23 | 185.3 | 226.0 | 2,523.2 | 2,562.0 |
| **Shareholders' equity** | | 2,629.2 | 2,143.1 | 4,811.3 | 4,317.7 |
| **Minority interest** | | 1.7 | 1.3 | – | – |
| **Total equity** | | 2,630.9 | 2,144.4 | 4,811.3 | 4,317.7 |

Approved by the board of directors on 31 May 2006 and signed on its behalf by:

**Sir Richard Evans**
Chairman

**Simon Batey**
Group finance director

Financial statements

## Statements of recognised income and expense

for the year ended 31 March

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Actuarial gains/(losses) on defined benefit pension schemes | 19 | 119.2 | (10.1) | 5.2 | (0.8) |
| Revaluation of investments | 13 | 14.6 | – | – | – |
| Fair value loss on cashflow hedges | | (0.9) | – | – | – |
| Foreign exchange adjustments | | (1.5) | 3.7 | 4.1 | 1.1 |
| Tax on items taken directly to equity | | (35.6) | 3.0 | (1.6) | 0.2 |
| **Net income/(expense) recognised directly in equity** | | 95.8 | (3.4) | 7.7 | 0.5 |
| Profit/(loss) for the year | | 208.2 | 262.1 | 319.0 | (891.8) |
| **Total recognised income and expense for the year** | | 304.0 | 258.7 | 326.7 | (891.3) |

| | | |
|---|---|---|
| **Attributable to:** | | |
| Equity holders of the company | 303.7 | 256.9 |
| Minority interest | 0.3 | 1.8 |
| | 304.0 | 258.7 |

Financial statements

## Cashflow statements

for the year ended 31 March

| | Note | Group 2006 £m | Group 2005 £m | Company 2006 £m | Company 2005 £m |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Cash generated from/(used in) operations | 29 | 1,004.5 | 732.2 | (25.3) | 342.0 |
| Interest paid | | (344.1) | (342.0) | (66.5) | (66.0) |
| Interest received and similar income | | 66.2 | 67.0 | 12.5 | 18.8 |
| Tax (paid)/received | | (3.2) | (1.7) | - | 1.2 |
| **Net cash generated from/(used in) operating activities (continuing operations)** | | 723.4 | 455.5 | (79.3) | 296.0 |
| **Net cash used in operating activities (discontinued operation)** | 29 | (12.0) | (15.9) | – | – |
| | | 711.4 | 439.6 | (79.3) | 296.0 |
| **Investing activities** | | | | | |
| Acquisition of subsidiaries (net of cash and cash equivalents acquired) | 24 | (102.4) | (48.2) | (25.3) | (48.2) |
| Financial restructuring of subsidiaries | | - | - | (559.0) | (247.5) |
| Disposal of subsidiaries | 29 | - | 64.8 | - | - |
| Purchase of investments | | (85.3) | – | - | – |
| Purchase of property, plant and equipment | | (598.2) | (862.0) | - | – |
| Purchase of other intangible assets | | (31.6) | - | - | – |
| Proceeds from sale of property, plant and equipment | | 34.1 | 14.2 | - | – |
| Financial restructuring of joint ventures | | 13.2 | (8.3) | - | - |
| **Net cash used in investing activities (continuing operations)** | | (770.2) | (839.5) | (584.3) | (295.7) |
| **Net cash used in investing activities (discontinued operation)** | | (9.0) | (12.6) | - | – |
| | | (779.2) | (852.1) | (584.3) | (295.7) |
| **Financing activities** | | | | | |
| Proceeds from issue of ordinary shares | | 528.3 | 20.0 | 528.3 | 20.0 |
| Proceeds from borrowings | | 943.8 | 597.4 | 458.6 | 6.3 |
| Repayment of borrowings | | (473.3) | (62.6) | (212.1) | – |
| Dividends paid to equity holders of the company | | (344.7) | (317.5) | (344.7) | (317.5) |
| **Net cash generated from/(used in) financing activities (continuing operations)** | | 654.1 | 237.3 | 430.1 | (291.2) |
| Effects of exchange rate changes | | (8.0) | 0.9 | - | – |
| **Net increase/(decrease) in cash and cash equivalents (continuing operations)** | | 599.3 | (145.8) | (233.5) | (290.9) |
| **Net decrease in cash and cash equivalents (discontinued operation)** | | (21.0) | (28.5) | - | - |
| Cash and cash equivalents at beginning of the year | 16 | 865.6 | 1,039.9 | 353.9 | 644.8 |
| **Cash and cash equivalents at end of the year** | 16 | 1,443.9 | 865.6 | 120.4 | 353.9 |

The principal accounting policies adopted in the preparation of these financial statements are set out below:

**a) Basis of preparation**

The financial statements have been prepared for the first time in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union (EU), including International Accounting Standards (IAS) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC). Results for the comparative periods have been restated under IFRS as adopted for use in the EU.

IFRS, as adopted by the EU, differs in certain respects from IFRS as issued by the International Accounting Standard Board (IASB). However, the considered financial statements for the periods presented would be no different had the group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments.

The preparation of financial statements, in conformity with generally accepted accounting principles under IFRS, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from these estimates.

The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP (United Kingdom generally accepted accounting practice) to IFRS are given in note 32.

**b) Basis of consolidation**

The group financial statements consolidate the financial statements of the company and entities controlled by the company (its subsidiaries), made up to 31 March each year, and incorporate the results of its share of jointly controlled entities using proportionate consolidation.

The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used under the relevant local GAAP into line with those used by the group.

Subsidiaries

Control is achieved where the company has the power to govern the financial and operating policies, generally accompanied by a shareholding of more than one half of the voting rights, of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associates

An associate is an entity over which the group, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method. Losses of an associate in excess of the group's interest in the associate are not recognised, except to the extent that the group has incurred obligations in respect of the associate. Unrealised profits and losses recognised by the group on transactions with an associate are eliminated to the extent of the group's interest in the associate concerned.

Joint ventures

Joint ventures are entities in which the group holds an interest on a long-term basis and which are jointly controlled with one or more parties under a contractual arrangement. The group's share of joint venture income, expenses, assets, liabilities and cashflows are included in the consolidated financial statements on a proportionate consolidation basis using the same accounting methods as adopted for subsidiaries.

**c) Non-current assets held for sale**

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

**d) Intangible assets**

Goodwill

Goodwill arising on consolidation (representing the excess of the fair value of the consideration and associated costs over the fair value of the identifiable net assets of an acquired subsidiary or joint venture at the date of acquisition) is recognised as an asset.

Following initial recognition, goodwill is subject to impairment reviews, at least annually, and measured at initial value less accumulated impairment losses. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Other intangible assets

Other intangible assets are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives. Carrying amount is reduced by any provision for impairment where necessary.

On a business combination, as well as recording separable intangible assets already recognised in the balance sheet of the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the acquisition balance sheet.

Amortisation periods for categories of intangible assets are:

Computer software 3-10 years
Other intangible assets 2-20 years

**e) Property, plant and equipment**

Property, plant and equipment comprises infrastructure assets (mains, sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and sea outfalls) and other assets (including properties, overground plant and equipment and electricity operational assets).

Water and wastewater infrastructure assets

Infrastructure assets comprise a network of water and wastewater systems. Expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred. Infrastructure assets are depreciated by writing off their deemed cost less the estimated residual value, evenly over their useful lives, which range from 15 to 300 years.

Employee costs incurred in implementing the capital schemes of the group are capitalised within infrastructure assets.

Other assets

All other property, plant and equipment is stated at historical cost less accumulated depreciation.

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Freehold land and assets in the course of construction are not depreciated. Other assets are depreciated by writing off their cost less their estimated residual value evenly over their estimated useful lives, based on management's judgement and experience, which are principally as follows:

Buildings 30-60 years
Operational assets 5-80 years
Fixtures, fittings, tools and equipment 3-40 years

Depreciation methods, residual values and useful lives are re-assessed annually and, if necessary, changes are accounted for prospectively.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

**f) Impairment of tangible and intangible assets excluding goodwill**

Intangible assets with definite useful lives and property, plant and equipment are reviewed for impairment at each reporting date to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where the asset does not generate cashflows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. Value in use represents the net present value of expected future cashflows discounted on a pre-tax basis using a rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cashflows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment of non-current assets is recognised in the income statement within operating costs.

Where an impairment loss subsequently reverses, it is recognised in the income statement and the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but not so as to exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years.

**g) Financial instruments**

To 31 March 2005

Debt instruments

New borrowings were stated at net proceeds received after deduction of issue costs. The issue costs of debt instruments were amortised at a constant rate over the life of the instrument.

Interest rate swaps and financial futures

Interest rate swap agreements and financial futures were used to manage interest rate exposure. Instruments designated as a hedge of a debt instrument were accounted for on an accruals basis, with amounts payable or receivable in respect of those instruments recognised as adjustments to interest expense of the designated liability.

Realised gains and losses that occurred from the early termination of such instruments designated as a hedge were deferred and amortised to interest expense over the period of the hedged position, to the extent that the originally designated liability remained outstanding.

In order to have qualified for hedge accounting, the notional amount of the group's interest rate swaps and financial futures must not have exceeded the amount of its existing variable rate debt and must have changed the interest rate characteristics of the underlying debt, while the contractual maturities cannot have exceeded the maturities of the debt.

Currency swaps
The group entered into currency swaps to manage its exposure to fluctuations in currency rates. Principal amounts were revalued at exchange rates ruling at the date of the group balance sheet and included in the sterling value of debt. In order for such swaps to have qualified for hedge accounting, the forward contract/currency swap must have related to an existing asset, liability or firm commitment, have been in the same currency as the hedged item and have reduced the risk of foreign currency exchange movements to the group's operations. Where they did, exchange gains and losses were taken directly to reserves and included in the statement of total recognised gains and losses in accordance with SSAP 20 'Foreign currency translation'.

From 1 April 2005 (upon adoption of IAS 39 'Financial Instruments: Recognition and Measurement')
Financial assets and financial liabilities are recognised on the group's balance sheet when the group becomes a party to the contractual provisions of the instrument.

Cash and short-term deposits
In the consolidated cashflow statement and related notes, cash and short-term deposits includes cash at bank and in hand, deposits, other short-term highly liquid investments which are readily convertible on initial investment into known amounts of cash within three months and which are subject to an insignificant risk of change in value.

Financial investments
Investments (other than interests in joint ventures and fixed deposits) are recognised and derecognised on a trade date and are initially measured at fair value, including transaction costs. Investments are classified as either held-to-maturity, held-for-trading, loans and receivables or available-for-sale. Held-to-maturity investments and loans and receivables are measured at amortised cost. Held-for-trading and available-for-sale investments are measured at subsequent reporting dates at fair value. Where securities are held for trading purposes, gains and losses arising from changes in fair value are included in net profit or loss for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

Trade receivables
Trade receivables are stated at nominal value less allowances for estimated irrecoverable amounts.

Trade payables
Trade payables are stated at their nominal value.

Financial liabilities and equity
Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

Equity instruments
Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

Bank borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an amortised cost basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Derivative financial instruments and hedge accounting
Interest rate swap agreements and financial futures are used to manage interest rate exposure, while the group enters into currency swaps to manage its exposure to fluctuations in currency rates. The group does not use derivative financial instruments for speculative purposes.

All financial derivatives are recognised in the balance sheet at fair value. Changes in the fair value of all derivative financial instruments are recognised in the income statement within finance expense as they arise, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

Where hedge accounting has not been applied, the group may elect to designate a financial liability at inception as fair value through profit or loss provided the financial liability meets the conditions specified in IAS 39 'Financial Instruments: Recognition and measurement'. Where possible, hedge accounting is applied.

Fair value hedges
For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from remeasuring the derivative are recognised in profit or loss.

Where changes in the fair value of a derivative differ to changes in the fair value of the hedged item attributable to the risks being hedged, the hedge ineffectiveness is recorded in the income statement within finance costs.

Hedge accounting is discontinued prospectively when the hedging instrument is sold, terminated or exercised, where the hedge relationship no longer meets the criteria for hedge accounting in accordance with IFRS, or where the hedge designation is revoked. Any adjustment that has been recognised to the hedged item, for which the effective interest rate is used, is amortised to the income statement and is based on the recalculated effective interest rate at the time at which amortisation commences.

Cashflow hedges
Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cashflows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cashflow hedge for foreign currency risk of a firm commitment results in the recognition of a non-financial asset or a liability, then, at the time the non-financial asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial recognition of the non-financial asset or liability. For hedges that do not result in the recognition of a non-financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Hedge ineffectiveness is recognised directly in the income statement within finance costs.

Hedge accounting is discontinued when the hedge designation is revoked, or the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Financial assets and liabilities designated at fair value through profit or loss

The group applies this designation where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. The otherwise inconsistent accounting treatment that would have resulted allows the group to satisfy the criteria for this designation. The treatment of financial assets and liabilities designated at fair value through profit and loss is consistent with the group's documented risk management strategy.

**h) Foreign currency translation**

Transactions and balances

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period, except for exchange differences arising on non-monetary assets and liabilities where the changes in fair value are recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into forward contracts, options and other derivative instruments (see derivative financial instruments and hedge accounting in note g).

Group companies

On consolidation, the balance sheets of overseas subsidiaries and joint ventures (none of which has the currency of a hyper inflationary economy) are translated into sterling at exchange rates applicable at the balance sheet date. The income statements are translated into sterling using the average rate unless exchange rates fluctuate significantly in which case the exchange rate at the date the transaction occurred is used. Exchange differences resulting from the translation of such balance sheets at rates ruling at the beginning and end of the period, together with the differences between income statements translated at average rates and rates ruling at the period end, are dealt with as movements on the group's translation reserve, a separate component of equity. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. The group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of implementation of IFRS 3 'Business combinations' (1 April 1999) as sterling denominated assets and liabilities.

**i) Borrowing costs and finance income**

All borrowing costs and finance income are recognised in the income statement in the period in which they are accrued.

**j) Construction contracts**

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

**k) Operating profit**

Operating profit is stated after charging operating expenses but before investment income and finance expense.

**l) Current asset investments**

Current asset investments are stated at the lower of cost and net realisable value.

**m) Taxation**

The tax expense represents the sum of the tax currently payable and deferred tax.

Current taxation

Current tax, including UK corporation tax and foreign tax, is based on the taxable profit for the period and is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

Taxable profit differs from the net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred taxation

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer more likely than not that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

**n) Employee benefits**

Pension obligations

The group operates two defined benefit pension schemes, which are independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the pension scheme trustees using the projected unit credit method at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

Defined benefit assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as a surplus or obligation in the balance sheet.

The cost of providing pension benefits to employees relating to the current year's service and the difference between the expected return on scheme assets and interest on scheme liabilities are included within the income statement within employee costs.

All actuarial gains and losses as at 1 April 2004, the date of transition to IFRS, were recognised in full. All future actuarial gains and losses are recognised outside the income statement in retained earnings and presented in the statement of recognised income and expense.

In addition, the group also operates defined contribution pension schemes. Payments are charged as employee costs as they fall due. The group has no further payment obligations once the contributions have been paid.

Share-based compensation arrangements

The group operates equity-settled, share-based compensation plans. In accordance with the transitional provisions, IFRS 2 'Share-based Payments' has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 April 2004.

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on estimates of the number of options that are expected to vest. Fair value is based on both simulation and binomial models, according to the relevant measures of performance.

At each balance sheet date, the group revises its estimate of the number of options that are expected to become exercisable with the impact of any revision being recognised in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

**o) Provisions**

Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Environmental expenditure that relates to current or future revenues is expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations that does not contribute to current or future earnings is expensed. Liabilities for environmental remediation costs are recognised when there is a legal or constructive obligation, environmental assessments or clean up are probable, and the associated costs can be reliably estimated.

**p) Revenue recognition**

Revenue represents the fair value of the income receivable in the ordinary course of business for goods and services provided. Where relevant, this includes an estimate of the sales value of units supplied to customers between the date of the last meter reading and the period end, exclusive of value added tax and foreign sales tax.

The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should the group consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

The group's business process outsourcing division enters into long-term service contracts. In accordance with IAS 18 'Revenue' the group recognises revenues under these contracts using the percentage completion method and applying a cost-to-cost methodology. Further detail in relation to revenue recognition policies is provided on page 73.

**q) Grants and contributions**

Grants and contributions receivable in respect of property, plant and equipment are treated as deferred income, which is credited to the income statement over the estimated economic lives of the related assets.

**r) Leases**

Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance leases

Finance leases are capitalised in the consolidated balance sheet at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is shown as a finance lease obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest nature, the finance element is written off to the income statement so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the income statement reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating leases

Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.

**s) Critical accounting policies and key sources of estimation uncertainty**

In the process of applying the group's accounting policies, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The following paragraphs detail the policies the group believes to have the most significant impact on the annual results under IFRS.

Carrying value of long-lived assets

The carrying value of property, plant and equipment (PPE) as at 31 March 2006 was £8,543.9 million. Additions to PPE totalled £539.4 million and the depreciation charge was £278.2 million in the year ended 31 March 2006. The estimated useful economic lives of PPE are based on management's judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of PPE investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

The group is required to evaluate the carrying values of PPE for impairment whenever circumstances indicate, in management's judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cashflows, growth rates and discount rates of the cash-generating units under review.

Revenue recognition

The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

For licensed multi-utility operations, the group raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historic data, judgement and assumptions; actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

The customers of the electricity distribution business are the electricity supply companies that utilise United Utilities Electricity's distribution network to distribute electricity from generators to the end consumer. The receivable billed is dependent upon the volume of electricity distributed, including estimates of the units distributed to customers. The estimated usage is based on historic data, judgement and assumptions. Operating revenues are gradually adjusted to reflect actual usage in the period over which the meters are read.

For the group's other businesses (infrastructure management and business process outsourcing), revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

- variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;
- performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned;
- revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue; and
- set-up fees received from clients as contributions to costs are credited to deferred income when received and recognised in revenue (i) as costs are incurred for fees identified as being against transition costs; or (ii) over the expected life of fixed assets if the fees are received as a contribution to assets; or (iii) over the period of the contract in line with activity or performance levels for fees not identified against delivered services.

A breakdown of revenues by activity is contained in note 1 to the consolidated financial statements.

Provision for doubtful receivables

At each balance sheet date, the company and each of its subsidiaries evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively. As at 31 March 2006, the group's gross trade receivables were £387.0 million and the provision for doubtful receivables was £155.6 million.

Accounting for provisions and contingencies
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and legal counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. A provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value. Goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of cash-generating units. Estimates of fair value are consistent with market information and the group's plans and forecasts. As at 31 March 2006, the net carrying value of goodwill was £153.1 million.

Retirement benefits
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group's finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. The pension cost under IAS 19 is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 19. Operating results are affected by the actuarial assumptions used. These assumptions include investment returns on the schemes' assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants.

Derivatives and borrowings
The group's default treatment is for borrowings to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity. The group applies the fair value through profit or loss option where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. This area is considered to be of significance due to the magnitude of the group's level of borrowings.

**Recently issued accounting pronouncements**
International Financial Reporting Standards
At the date of authorisation of these financial statements, the following relevant standards and interpretations were in issue but not yet effective. The directors anticipate that the adoption of these standards and interpretations will have no material impact on the group's financial statements. The directors anticipate that the group will adopt these standards and interpretations on their effective dates.

IAS 1 Amendment – Capital disclosures, is effective for periods commencing on or after 1 January 2007

IAS 39 Amendment – Cashflow hedge accounting of forecast intra group transactions, issued in April 2005, is effective for periods commencing on or after 1 January 2006

IAS 39 Amendment – The fair value option, issued in June 2005, is effective for periods commencing on or after 1 January 2006

IAS 39 Amendment – Financial guarantee contracts, issued in August 2005 is effective for periods commencing on or after 1 January 2006

IFRS 7 Financial instruments: Disclosures, issued in August 2005, is effective for periods commencing on or after 1 January 2007

IFRIC 4 Determining whether an arrangement contains a lease, issued in December 2004, is effective for periods commencing on or after 1 January 2006

IFRIC 8 Scope of IFRS 2, issued in January 2006, is effective for periods commencing on or after 1 May 2006

IFRIC 9 Reassessment of embedded derivatives, issued in March 2006, is effective for periods commencing on or after 1 June 2006

Interpretations in issue but not considered relevant to the activities of the group are as follows:

IFRIC 1 Changes in existing decommissioning, restoration and similar liabilities

IFRIC 2 Members' shares in cooperative entities and similar instruments

IFRIC 5 Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds

IFRIC 6 Liabilities arising from participating in a specific market – waste electrical and electronic equipment

IFRIC 7 Applying the re-statement approach under IAS 29 Financial Reporting Hyperinflationary Economies.

## 1 Segment reporting

The group's revenue predominantly arises from the sale of services.

For management purposes, the group is organised into three major operating divisions (2005: four). These divisions form the basis on which the following primary segment information is reported.

The group was also previously involved in telecommunications. That operation was discontinued with effect from 26 February 2006 (see note 7).

Trading between segments is carried out on an arm's length basis and transactions are priced accordingly. External market prices are used where available; where not available, margins generated are compared to those generated from external sales and adjusted where necessary.

| Year ended 31 March 2006 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m | Unallocated £m | Eliminations £m | Group £m |
|---|---|---|---|---|---|---|
| *Continuing operations* | | | | | | |
| **Revenue** | 1,502.9 | 692.3 | 404.7 | – | (213.1) | 2,386.8 |
| Segmental operating profit from continuing operations before pension settlements, amortisation of certain intangible assets* and restructuring costs | 652.3 | 95.5 | 10.2 | 6.7 | – | 764.7 |
| Pension settlements | – | – | 10.6 | – | – | 10.6 |
| Segmental operating profit from continuing operations before amortisation of certain intangible assets* and restructuring costs | 652.3 | 95.5 | 20.8 | 6.7 | – | 775.3 |
| Amortisation of certain intangible assets* | – | (1.1) | (8.7) | – | – | (9.8) |
| Restructuring costs | (0.1) | (4.7) | (20.7) | – | – | (25.5) |
| **Segmental operating profit/(loss)** | 652.2 | 89.7 | (8.6) | 6.7 | – | 740.0 |
| Investment income | | | | | | 54.0 |
| Fair value loss on debt and derivative instruments | | | | | | (15.7) |
| Other finance expense | | | | | | (339.0) |
| **Profit before taxation** | | | | | | 439.3 |
| Taxation | | | | | | (120.3) |
| **Profit for the year from continuing operations** | | | | | | 319.0 |

Pension settlements arise in the normal course of business at the commencement of and exit from long-term contracts in the business process outsourcing and infrastructure management segments of the group.

* 'Amortisation of certain intangible assets' relates to the amortisation of certain intangible assets charged to the income statement during the year in respect of intangible assets arising on acquisitions undertaken since the date of transition to IFRS 3 'Business Combinations' (1 April 1999). Prior to the adoption of IFRS, the value of such intangible assets would have been reflected within goodwill.

Restructuring costs principally relate to severance and programme costs in the business process outsourcing segment and are disclosed separately as the directors consider that they are material and this provides for a more representative view of underlying segmental business performance. The amount of restructuring costs relating to employee benefits expense, including pension costs, is disclosed in note 2.

Restructuring costs are summarised in the table below:

| Restructuring costs<br>2006 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m | Unallocated £m | Group £m |
|---|---|---|---|---|---|
| Wages and salaries | 0.1 | 1.7 | 9.2 | – | 11.0 |
| Pension costs | – | 1.1 | 2.5 | – | 3.6 |
| Other | – | 1.9 | 9.0 | – | 10.9 |
| | 0.1 | 4.7 | 20.7 | – | 25.5 |

| 2005 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m | Unallocated £m | Group £m |
|---|---|---|---|---|---|
| Wages and salaries | 8.5 | 0.6 | 2.9 | 0.2 | 12.2 |
| Pension costs | 13.8 | – | 0.9 | 0.2 | 14.9 |
| Other | 0.6 | 0.9 | 1.1 | – | 2.6 |
| | 22.9 | 1.5 | 4.9 | 0.4 | 29.7 |

## 1 Segment reporting continued

| *Discontinued operation (note 7)* | Period ended 26 February 2006 Telecommunications £m |
|---|---|
| **Revenue** | |
| External sales | 163.6 |
| Intra-group sales | 11.8 |
| **Total revenue** | 175.4 |
| Operating expenses | (193.0) |
| **Loss before taxation** | (17.6) |
| Taxation on loss | 8.6 |
| **Loss for the period from discontinued operation** | (9.0) |
| Adjustment to value before taxation | (147.7) |
| Taxation on adjustment to value | 31.6 |
| **Net adjustment to value** | (116.1) |
| **Loss on disposal of discontinued operation** | (9.1) |
| Taxation on loss on disposal of discontinued operation | 23.4 |
| **Net profit on disposal after taxation** | 14.3 |
| **Total loss for the period from discontinued operation** | (110.8) |

At 30 September 2005, on recognition of the assets and liabilities of the Your Communications business as a disposal group in accordance with IFRS 5 'Non-current Assets held for Sale and Discontinued Operations', an adjustment to fair value was recognised. The adjustment to carrying value of £147.7 million was allocated against property, plant and equipment £105.4 million (see note 10), goodwill £24.4 million (see note 11) and other intangible assets £17.9 million (see note 12). Your Communications has subsequently been sold, post impairment, giving rise to a pre-tax loss on disposal of £9.1 million. The post-tax profit on disposal represents the fair value of the consideration received less the carrying amount of the subsidiary's net assets and attributable goodwill, net of the associated tax credit and transaction costs.

| Year ended 31 March 2006 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m | Unallocated £m | Eliminations £m | Group £m |
|---|---|---|---|---|---|---|
| *Continuing operations* | | | | | | |
| *Other information* | | | | | | |
| Capital additions | 511.9 | 49.2 | 205.0 | 5.7 | - | 771.8 |
| Depreciation and amortisation | 265.3 | 17.5 | 37.5 | - | - | 320.3 |
| *Balance sheet* | | | | | | |
| ASSETS | | | | | | |
| Segment assets | 9,426.6 | 701.9 | 321.1 | 846.8 | - | 11,296.4 |
| LIABILITIES | | | | | | |
| Segment liabilities | (6,406.5) | (495.3) | (175.3) | (1,588.4) | - | (8,665.5) |

## 1 Segment reporting continued

| Year ended 31 March 2005 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m | Unallocated £m | Eliminations £m | Group £m |
|---|---|---|---|---|---|---|
| *Continuing operations* | | | | | | |
| **Revenue** | 1,384.7 | 512.2 | 396.4 | – | (189.6) | 2,103.7 |
| Segmental operating profit from continuing operations before pension settlements, amortisation of certain intangible assets* and restructuring costs | 564.6 | 82.2 | 24.3 | 4.8 | – | 675.9 |
| Pension settlements | – | 7.8 | – | – | – | 7.8 |
| Segmental operating profit from continuing operations before amortisation of certain intangible assets* and restructuring costs | 564.6 | 90.0 | 24.3 | 4.8 | – | 683.7 |
| Amortisation of certain intangible assets* | – | 0.6 | (3.2) | – | – | (2.6) |
| Restructuring costs | (22.9) | (1.5) | (4.9) | (0.4) | – | (29.7) |
| **Segmental operating profit** | 541.7 | 89.1 | 16.2 | 4.4 | – | 651.4 |
| Investment income | | | | | | 38.3 |
| Other finance expense | | | | | | (322.1) |
| **Profit before taxation** | | | | | | 367.6 |
| Taxation | | | | | | (96.1) |
| **Profit for the year from continuing operations** | | | | | | 271.5 |

| *Discontinued operation (note 7)* | Year ended 31 March 2005 Telecommunications £m |
|---|---|
| **Revenue** | |
| External sales | 219.4 |
| Intra-group sales | 14.3 |
| **Total revenue** | 233.7 |
| Operating expenses | (245.2) |
| **Loss before taxation** | (11.5) |
| Taxation on loss | 2.1 |
| **Loss for the year from discontinued operation** | (9.4) |

| Year ended 31 March 2005 | Licensed multi-utility operations £m | Infrastructure management £m | Business process outsourcing £m | Unallocated £m | Eliminations £m | Group £m |
|---|---|---|---|---|---|---|
| *Continuing operations* | | | | | | |
| *Other information* | | | | | | |
| Capital additions | 803.9 | 46.6 | 42.0 | 10.1 | – | 902.6 |
| Depreciation and amortisation | 282.3 | 20.5 | 29.0 | (1.1) | – | 330.7 |
| *Balance sheet* | | | | | | |
| **ASSETS** | | | | | | |
| Segment assets | 8,885.2 | 465.4 | 204.2 | 594.5 | – | 10,149.3 |
| **LIABILITIES** | | | | | | |
| Segment liabilities | (6,223.8) | (393.3) | (158.7) | (1,229.1) | – | (8,004.9) |

Revenue from the group's discontinued operation was derived principally from the United Kingdom.

Of the group's consolidated revenue and assets for continuing operations, greater than 90 per cent is derived from customers located in the United Kingdom, for both of the years ended 31 March 2006 and 31 March 2005, and hence no geographical analysis is presented.

Financial statements

## 2 Directors and employees

Directors' remuneration

| | 2006 £m | 2005 £m |
|---|---|---|
| Fees to non-executive directors | **0.6** | 0.5 |
| Salaries | **1.8** | 1.4 |
| Benefits | **0.1** | 0.2 |
| Bonus | **0.8** | 0.8 |
| Share-based payments | **1.0** | 0.5 |
| | **4.3** | 3.4 |

Remuneration of key management personnel

| | 2006 £m | 2005 £m |
|---|---|---|
| Salaries and short-term employee benefits | **4.9** | 5.1 |
| Post employment benefits | **2.9** | 1.8 |
| Share-based payments | **2.3** | 1.2 |
| | **10.1** | 8.1 |

Key management personnel comprises all executive directors and certain senior managers who are members of the executive leadership team.

Employee costs

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Wages and salaries | **442.2** | 397.7 | **10.0** | 14.4 |
| Social security costs | **37.8** | 31.8 | **1.1** | 1.2 |
| Pension costs | **37.0** | 47.6 | **4.1** | 3.5 |
| | **517.0** | 477.1 | **15.2** | 19.1 |
| Capital schemes and charges against provisions | **(88.0)** | (84.3) | **–** | – |
| Amounts attributable to continuing operations | **429.0** | 392.8 | **15.2** | 19.1 |
| Employee benefit expense attributable to discontinued operation | **24.7** | 31.1 | **–** | – |
| | **453.7** | 423.9 | **15.2** | 19.1 |
| Less: employee benefit expense attributable to joint ventures | **(4.3)** | (5.2) | **–** | – |
| | **449.4** | 418.7 | **15.2** | 19.1 |

In addition to the above, restructuring costs disclosed on the face of the income statement and in note 1 include wages and salaries expense of £11.0 million (2005: £12.2 million) and pension costs (see note 19) of £3.6 million (2005: £14.9 million).

Average number of employees during the year (full-time equivalent)

| | 2006 number | 2005 number |
|---|---|---|
| Licensed multi-utility operations | **4,775** | 4,889 |
| Infrastructure management | **3,269** | 2,510 |
| Business process outsourcing | **8,203** | 7,693 |
| Telecommunications (discontinued operation) | **653** | 682 |
| Other activities | **129** | 161 |
| | **17,029** | 15,935 |

## 3 Operating profit

The following items have been included in arriving at the group's operating profit and the loss from the discontinued operation:

| | Continuing operations | | Discontinued operation | | Total | Total |
|---|---|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| **Employee benefits expense** | | | | | | |
| Employee costs (see note 2) | 429.0 | 392.8 | 24.7 | 31.1 | 453.7 | 423.9 |
| **Depreciation and amortisation expense** | | | | | | |
| Depreciation of property, plant and equipment: | | | | | | |
| Owned assets (see note 10) | 263.3 | 266.6 | 13.2 | 20.9 | 276.5 | 287.5 |
| Under finance leases (see note 10) | 1.7 | 1.7 | – | – | 1.7 | 1.7 |
| Amortisation of other intangible assets (see note 12) | 55.3 | 62.4 | 4.9 | 6.8 | 60.2 | 69.2 |
| **Other income** | | | | | | |
| Profit on disposal of property, plant and equipment | (4.8) | (4.4) | – | – | (4.8) | (4.4) |
| **Other operating costs** | | | | | | |
| Other operating leases payable: | | | | | | |
| Property | 11.4 | 9.3 | – | 3.8 | 11.4 | 13.1 |
| Plant and equipment | 3.2 | 4.9 | – | 0.7 | 3.2 | 5.6 |
| Amortisation of government grants | (11.4) | (10.5) | – | – | (11.4) | (10.5) |
| Restructuring costs | 25.5 | 29.7 | – | – | 25.5 | 29.7 |
| Research and development expenses | 1.9 | 0.8 | – | – | 1.9 | 0.8 |

During the year, the group obtained the following services from the group's auditors, at costs detailed below:

| Year ended 31 March | 2006 £m | 2005 £m |
|---|---|---|
| Audit services | | |
| Statutory audit | 0.9 | 0.6 |
| Audit related regulatory reporting | 0.7 | 0.7 |
| | 1.6 | 1.3 |
| Tax services – advisory services | – | 0.3 |
| Other services | 0.9 | 0.1 |
| | 2.5 | 1.7 |

Other services relate to fees for the divestment of Your Communications and assistance with acquisitions.

## 4 Investment income

| | 2006 £m | 2005 £m |
|---|---|---|
| Interest receivable | 36.9 | 34.4 |
| Preference dividends receivable | 0.3 | 3.9 |
| Foreign exchange gains on forward contracts | 16.8 | – |
| | 54.0 | 38.3 |

## 5 Finance expense

| | 2006 £m | 2005 £m |
|---|---|---|
| Interest payable on bank borrowings | 335.5 | 318.9 |
| Interest payable on finance leases | 3.5 | 3.2 |
| Other finance expense | 339.0 | 322.1 |
| Fair value loss on debt and derivative instruments | 15.7 | – |
| | 354.7 | 322.1 |

## 6 Taxation

| *Continuing operations* | 2006 £m | 2005 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax | 57.4 | (0.5) |
| Foreign tax | 3.4 | 1.7 |
| Prior year | (13.1) | (31.2) |
| Deferred tax: | | |
| Current year | 64.6 | 102.5 |
| Prior year | 8.0 | 23.6 |
| Total tax charge | 120.3 | 96.1 |

| *Discontinued operation* | 2006 £m | 2005 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax | (46.9) | (1.7) |
| Prior year | 11.2 | – |
| Deferred tax: | | |
| Current year | (11.6) | (0.4) |
| Prior year | (16.3) | – |
| Total tax credit for the period/year | (63.6) | (2.1) |

The tables below reconcile the notional tax charge at the UK corporation tax rate to the effective tax rate for the year:

| *Continuing operations* | 2006 £m | 2006 % | 2005 £m | 2005 % |
|---|---|---|---|---|
| Profit before tax | 439.3 | | 367.6 | |
| Tax at the UK corporation tax rate of 30% | 131.8 | 30.0 | 110.3 | 30.0 |
| Adjustments in respect of prior period | (5.1) | (1.2) | (7.6) | (2.1) |
| Net income not taxable less expenses not deductible | (6.4) | (1.4) | (6.6) | (1.8) |
| Total tax charge and effective tax rate for the year | 120.3 | 27.4 | 96.1 | 26.1 |

| *Discontinued operation* | 2006 £m | 2006 % | 2005 £m | 2005 % |
|---|---|---|---|---|
| Loss before tax | (17.6) | | (11.5) | |
| Tax at the UK corporation tax rate of 30% | (5.3) | (30.0) | (3.5) | (30.0) |
| Adjustments in respect of prior period | (3.3) | (18.9) | 1.4 | 11.7 |
| Total tax credit and effective tax rate for the period/year on operating loss | (8.6) | (48.9) | (2.1) | (18.3) |

## 7 Discontinued operation

On 26 February 2006, the group sold the Your Communications business as part of the declared strategy of a progressive exit from the telecoms market. The purchaser was THUS Group plc and the consideration comprised an initial consideration of 391,532,832 ordinary shares with a market value of 15.5 pence each (in aggregate £60.7 million), together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc dependent upon the future share price of THUS Group plc. This option is valued at £13.2 million at 31 March 2006 and is held within non-current derivative assets (see note 18). The results of Your Communications have been disclosed as a discontinued operation in the group's financial statements. The detailed trading results and gain on disposal of Your Communications for the period ended 26 February 2006 and the loss for the year ended 31 March 2005 is provided in note 1. Cashflows in relation to the discontinued operation are separately disclosed in the group's cashflow statement.

The net assets of Your Communications at the date of disposal and at 31 March 2005 were as follows:

| | 26 February 2006 £m | 31 March 2005 £m |
|---|---|---|
| Other intangible assets | 7.9 | 54.1 |
| Property, plant and equipment | 55.8 | 165.7 |
| Inventories | 7.4 | 4.2 |
| Trade receivables | 40.3 | 48.1 |
| Cash and short-term deposits | – | 8.7 |
| Retirement benefit (obligation)/surplus | (8.3) | 2.8 |
| Trade payables | (25.7) | (40.5) |
| Non-current liabilities | (0.2) | (0.5) |
| | 77.2 | 242.6 |
| Loss on disposal before taxation | (9.1) | |
| Total fair value of consideration satisfied by ordinary shares and contingent share options less transaction costs | 68.1 | |

Financial statements

## 8 Dividends

| | 2006 £m | 2005 £m |
|---|---|---|
| Amounts recognised as distributions to equity holders in the year comprise: | | |
| **Ordinary shares:** | | |
| Final dividend for the year ended 31 March 2005 at 28.61 pence per share (2004: 29.88 pence) | **172.0** | 166.5 |
| Interim dividend for the year ended 31 March 2006 at 14.29 pence per share (2005: 13.82 pence) | **124.8** | 82.4 |
| **A shares:** | | |
| Final dividend for the year ended 31 March 2005 at 14.307 pence per share (2004: 14.90 pence) | **47.4** | 46.2 |
| Interim dividend for the year ended 31 March 2006 at nil pence per share (2005: 6.908 pence) | **–** | 22.9 |
| | **344.2** | 318.0 |
| Proposed final dividend for the year ended 31 March 2006 at 29.58 pence per share (2005: 28.61 pence) | **259.0** | 219.4 |

The proposed final dividends for the years ended 31 March 2006 and 31 March 2005 were subject to approval by equity holders of the company and, hence, have not been included as liabilities in the financial statements at 31 March 2006 and 31 March 2005 respectively.

The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of the dividend was 50 per cent of that paid on an ordinary share. In July 2005, following completion of the second stage of the rights issue, the A shares were consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

Final dividends in respect of the year ended 31 March 2005 and interim dividends recognised in the year ended 31 March 2005 have been re-presented following the rights issue.

## 9 Earnings per share

| | 2006 | 2005 |
|---|---|---|
| Profit for the financial year attributable to equity holders of the company | **£207.9m** | £260.3m |
| Profit for the financial year attributable to equity holders of the company – continuing operations | **£318.7m** | £269.7m |

| | 2006 | 2005 |
|---|---|---|
| **Earnings per share from continuing and discontinued operations** | | |
| Basic | **24.3p** | 33.3p |
| Diluted | **24.2p** | 30.1p |
| **Earnings per share from continuing operations** | | |
| Basic | **37.3p** | 34.5p |
| Diluted | **37.1p** | 31.2p |
| **Adjusted basic earnings per share** | **50.5p** | 54.5p |

Basic earnings per share has been calculated by dividing profit for the financial year attributable to equity holders of the company by 853.9 million, being the weighted average number of shares in issue during the year (2005: 781.0 million re-presented following the rights issue).

Diluted earnings per share has been calculated by dividing profit for the financial year attributable to equity holders of the company by 858.4 million, being the weighted average number of shares in issue during the year including dilutive shares (2005: 865.2 million re-presented following the rights issue).

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

| | 2006 million | 2005 million |
|---|---|---|
| Average number of ordinary shares in issue – basic | **853.9** | 781.0 |
| Average number of potentially dilutive ordinary shares under option | **9.1** | 14.7 |
| Number of ordinary shares that would have been issued at fair value | **(4.6)** | (8.8) |
| Number of A shares issued in 2005 (ordinary share equivalent) | **–** | 169.6 |
| Number of A shares that would have been issued at fair value (ordinary share equivalent) | **–** | (91.3) |
| Average number of ordinary shares – diluted | **858.4** | 865.2 |

The five-for-nine rights issue, structured so that the proceeds were received in two stages, was approved at the extraordinary general meeting of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from issuing 309,286,997 A shares. The second tranche of proceeds received in June 2005 raised £508.1 million (net of costs), reflecting the subscription of 309,286,997 further A shares. In July 2005, all A shares were then consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares.

For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share, for the period prior to their consolidation as ordinary shares in July 2005.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 'Earnings Per Share'.

### 9 Earnings per share continued

The basic and diluted weighted average number of shares have been re-presented for all periods prior to the second stage of the rights issue to reflect the bonus element of the rights issue as required by IAS 33. The adjustment factor, based on the consideration received from the second stage of the rights issue, is 1.0962, calculated using 653.5 pence per ordinary share, being the closing price on 27 June 2005, the last day on which A shares were traded with the rights.

Adjusted basic earnings per share
Adjusted basic earnings per share has been calculated by dividing adjusted profit for the year (see below) by the weighted average number of shares in issue. The adjusted profit for the year is as follows:

| Year ended 31 March | 2006 £m | 2005 £m |
|---|---|---|
| Profit for the year attributable to equity holders of the company | **207.9** | 260.3 |
| Restructuring costs | **25.5** | 29.7 |
| Loss for the period from discontinued operation | **110.8** | 9.4 |
| Deferred taxation charge | **72.6** | 126.1 |
| Fair value loss on debt and derivative instruments (net of current tax credit) | **14.7** | – |
| Adjusted profit for the year | **431.5** | 425.5 |

In the opinion of the directors, adjusted basic earnings per share, relating to continuing operations and excluding deferred tax, the impact of IAS 39 'Financial Instruments: Recognition and Measurement', and restructuring costs, provides for a more representative view of underlying performance. The adjustment for deferred tax is consistent with the Ofwat treatment of deferred tax in its price setting methodology.

### 10 Property, plant and equipment

| Group | Land and buildings £m | Infrastructure assets £m | Operational assets £m | Fixtures, fittings, tools and equipment £m | Assets in course of construction £m | Total £m |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| At 1 April 2004 | 356.6 | 2,821.1 | 5,097.8 | 512.5 | 1,142.5 | 9,930.5 |
| Additions | 3.1 | 72.7 | 142.8 | 54.7 | 567.7 | 841.0 |
| Transfers | 4.9 | 145.7 | 300.9 | 46.5 | (498.0) | – |
| Disposals | (12.5) | (17.4) | (65.4) | (68.0) | (5.0) | (168.3) |
| Currency translation differences | – | 4.7 | – | – | – | 4.7 |
| At 31 March 2005 | 352.1 | 3,026.8 | 5,476.1 | 545.7 | 1,207.2 | 10,607.9 |
| Additions | 9.7 | 47.9 | 173.4 | 38.7 | 269.7 | 539.4 |
| Acquisitions | – | – | – | 4.6 | – | 4.6 |
| Transfers | (5.3) | 136.7 | 501.6 | 24.1 | (672.7) | (15.6) |
| Disposals | (11.9) | (13.4) | (286.5) | (100.8) | (14.0) | (426.6) |
| Currency translation differences | 0.1 | 2.6 | (0.2) | 0.1 | 0.1 | 2.7 |
| **At 31 March 2006** | **344.7** | **3,200.6** | **5,864.4** | **512.4** | **790.3** | **10,712.4** |
| **Accumulated depreciation** | | | | | | |
| At 1 April 2004 | 103.0 | 42.3 | 1,510.9 | 289.8 | – | 1,946.0 |
| Charge for the year | 11.8 | 28.4 | 182.3 | 66.7 | – | 289.2 |
| Transfers | – | – | (0.2) | 0.2 | – | – |
| Disposals | (9.6) | (4.6) | (22.7) | (67.1) | – | (104.0) |
| Currency translation differences | – | 2.2 | – | – | – | 2.2 |
| At 31 March 2005 | 105.2 | 68.3 | 1,670.3 | 289.6 | – | 2,133.4 |
| Charge for the year | 12.6 | 27.3 | 192.5 | 45.8 | – | 278.2 |
| Transfers | (7.8) | – | (0.1) | (2.0) | – | (9.9) |
| Disposals | (6.1) | (5.0) | (238.4) | (82.7) | (7.1) | (339.3) |
| Adjustment to value (see notes 1,7) | – | – | 88.8 | 9.5 | 7.1 | 105.4 |
| Currency translation differences | – | 0.6 | (0.1) | 0.2 | – | 0.7 |
| **At 31 March 2006** | **103.9** | **91.2** | **1,713.0** | **260.4** | – | **2,168.5** |
| **Net book value at 31 March 2006** | **240.8** | **3,109.4** | **4,151.4** | **252.0** | **790.3** | **8,543.9** |
| Net book value at 31 March 2005 | 246.9 | 2,958.5 | 3,805.8 | 256.1 | 1,207.2 | 8,474.5 |

The carrying amount of the group's operational assets, fixtures, fittings, tools and equipment includes an amount of £68.1 million (2005: £69.6 million) in respect of assets held under finance leases.

At 31 March 2006, the group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £183.1 million (2005: £263.0 million).

## 10 Property, plant and equipment continued

| Company | Fixtures, fittings, tools and equipment £m |
|---|---|
| **Cost** | |
| At 1 April 2004, 31 March 2005 and 31 March 2006 | 4.8 |
| **Accumulated depreciation** | |
| At 1 April 2004 | 3.9 |
| Charge for the year | 0.1 |
| **At 31 March 2005 and 31 March 2006** | 4.0 |
| **Net book value at 31 March 2005 and 31 March 2006** | **0.8** |

The company had no contractual commitments for the acquisition of property, plant and equipment at 31 March 2006 or 31 March 2005.

## 11 Goodwill

| Group | £m |
|---|---|
| **Cost** | |
| At 1 April 2004 | 86.8 |
| Additions | 26.8 |
| Disposals | (11.0) |
| Currency translation differences | (2.0) |
| At 31 March 2005 | 100.6 |
| Additions | 75.5 |
| Adjustment to value (see notes 1,7) | (24.4) |
| Currency translation differences | 1.4 |
| **At 31 March 2006** | **153.1** |

Goodwill is subject to annual impairment testing, or more frequently if there are indications of impairment. The recoverable amounts of the cash-generating units ('CGUs') are determined from value-in-use calculations that use amounts from approved budgets and plans. The discount rate applied to the cashflow projections was 11.9 per cent. The range of growth rates used of 2.5 to 3.0 per cent was based on industry growth rates.

Goodwill is allocated to the appropriate CGU identified according to the business segment. The net book value of goodwill by these segments was as follows:

| | Group | |
|---|---|---|
| | 2006 £m | 2005 £m |
| Telecommunications (discontinued operation) | – | 23.4 |
| Infrastructure management | **6.2** | 6.2 |
| Business process outsourcing | **146.9** | 71.0 |
| | **153.1** | 100.6 |

During the year, an impairment, described herein as adjustment to value, of £24.4 million was recognised in respect of the goodwill of the telecommunications division, Your Communications (see notes 1 and 7).

There have been no other goodwill impairments identified during the year.

## 12 Other intangible assets

| Group | Computer software £m | Other £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 April 2004 | 393.2 | 109.6 | 502.8 |
| Additions – purchased | 34.1 | 0.7 | 34.8 |
| Disposals | (33.6) | (2.5) | (36.1) |
| At 31 March 2005 | 393.7 | 107.8 | 501.5 |
| Additions – internally generated | 1.2 | – | 1.2 |
| Additions – purchased | 51.7 | 0.3 | 52.0 |
| Acquisitions | 5.7 | 93.4 | 99.1 |
| Disposals | (159.9) | (70.6) | (230.5) |
| **At 31 March 2006** | **292.4** | **130.9** | **423.3** |
| **Amortisation and adjustment to value** | | | |
| At 1 April 2004 | 224.2 | 48.9 | 273.1 |
| Charge for the year | 59.7 | 9.5 | 69.2 |
| Disposals | (33.6) | – | (33.6) |
| At 31 March 2005 | 250.3 | 58.4 | 308.7 |
| Charge for the year | 45.5 | 14.7 | 60.2 |
| Disposals | (138.4) | (61.3) | (199.7) |
| Adjustment to value (see notes 1,7) | – | 17.9 | 17.9 |
| **At 31 March 2006** | **157.4** | **29.7** | **187.1** |
| **Net book value at 31 March 2006** | **135.0** | **101.2** | **236.2** |
| Net book value at 31 March 2005 | 143.4 | 49.4 | 192.8 |

At 31 March 2006, the group had entered into contractual commitments for the acquisition of other intangible assets amounting to £3.0 million (2005: £69.0 million). The company had no contractual commitments for the acquisition of other intangible assets at 31 March 2006 or 31 March 2005.

The 'other' intangible assets category relates mainly to customer related intangibles such as customer contracts and customer lists.

## 13 Investments

**Non-current asset investments**

| **Company** | Shares in subsidiary undertakings £m |
|---|---|
| **Cost** | |
| At 1 April 2004 | 5,738.4 |
| Additions | 295.7 |
| Adjustment to value (see note 23) | (1,201.0) |
| At 31 March 2005 | 4,833.1 |
| Additions | 668.6 |
| **At 31 March 2006** | **5,501.7** |

| **Group** | Associate £m | Other investments £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 April 2004 | – | 3.0 | 3.0 |
| Additions | – | 0.3 | 0.3 |
| Disposals | – | (2.2) | (2.2) |
| Transfer from joint ventures | – | 8.9 | 8.9 |
| Exchange adjustments | – | (0.3) | (0.3) |
| At 31 March 2005 | – | 9.7 | 9.7 |
| Additions | 60.7 | 85.7 | 146.4 |
| Disposals | – | (0.4) | (0.4) |
| Revaluation | – | 14.6 | 14.6 |
| Exchange adjustments | – | 0.4 | 0.4 |
| **At 31 March 2006** | **60.7** | **110.0** | **170.7** |

On 1 June 2005, the group acquired a 15 per cent shareholding in Northern Gas Network Holdings Limited. In the opinion of the directors, there is no material difference between the book and fair values of this investment.

On 26 February 2006, the group acquired 391,532,832 ordinary shares in THUS Group plc as consideration for the sale of the Your Communications business (see notes 1 and 7). This investment, in listed equity securities, presents the group with opportunity for return through dividend income and trading gains. These securities have no fixed maturity or coupon rate. In the opinion of the directors, there is no material difference between the book and fair values of this investment.

The group's 21.7 per cent investment in THUS Group plc qualifies as an associate in accordance with IAS 28 'Investments in Associates'. Equity accounting has been applied in respect of this investment in the group's financial statements. However, the group's share of the post acquisition results for the five weeks ended 31 March 2006 has not been separately disclosed in the income statement or statement of recognised income and expense on the grounds of materiality.

**13 Investments** continued

Details of principal operating subsidiary undertakings, unlisted joint ventures and associates, are set out below. These undertakings are included within the consolidated group financial statements.

| | Class of share capital held | Proportion of share capital owned/voting rights | Nature of business |
|---|---|---|---|
| *Subsidiary undertakings:* | | | |
| **Great Britain:** | | | |
| United Utilities Water PLC | Ordinary | 100%* | Water and wastewater services and network management |
| United Utilities Electricity PLC | Ordinary | 100%* | Electricity distribution and related services |
| Vertex Data Science Limited | Ordinary | 100% | Business process outsourcing |
| Vertex Customer Management Limited | Ordinary | 100%* | Business process outsourcing |
| Vertex Financial Services Holdings Limited | Ordinary | 100%* | Financial services outsourcing |
| 1st Software Group Limited | Ordinary | 100% | Financial services software |
| United Utilities International Limited | Ordinary | 100%* | Consulting services and project management |
| United Utilities Facilities Management Limited | Ordinary | 100%* | Facilities management |
| United Utilities Waste Management Limited | Ordinary | 100%* | Waste management |
| United Utilities Industrial (Gwent) Limited | Ordinary | 100%* | Waste management |
| United Utilities Industrial Limited | Ordinary | 100%* | Water treatment operations |
| United Utilities Property Solutions Limited | Ordinary | 100% | Property management |
| United Utilities Operational Services Limited | Ordinary | 100%* | Operation and maintenance of water and wastewater assets of Dwr Cymru Welsh Water |
| United Utilities Operational Services (Highland) Limited | Ordinary | 100%* | Operation and maintenance of wastewater assets |
| United Utilities Operational Services (Tay) Limited | Ordinary | 100%* | Operation and maintenance of wastewater assets |
| United Utilities Operational Services (Moray) Limited | Ordinary | 100%* | Operation and maintenance of wastewater assets |
| United Utilities Networks Limited | Ordinary | 100%* | Multi-utility metering and network operations |
| United Utilities Operations Limited | Ordinary | 100%* | Operation and maintenance of Northern Gas Networks' gas assets and management of capital programme |
| **Australia:** | | | |
| United Utilities Australia Pty Limited | Ordinary | 100%* | Water treatment operations, technical and management services |
| United Utilities Macarthur Operations Pty Limited | Ordinary | 100%* | Technical and management services |
| Yabulu Water Pty Limited | Ordinary | 100%* | Technical and management services |
| United Utilities Victor Harbor Pty Limited | Ordinary | 100%* | Water treatment operations |
| Onkaparinga Pty Limited | Ordinary | 100%* | Technical and management services |
| **Canada:** | | | |
| Vertex Customer Management (Canada) Limited | Ordinary | 100%* | Business process outsourcing |
| **United States:** | | | |
| First Revenue Assurance LLC | Ordinary | 100%* | Debt collection agency |
| **India:** | | | |
| Vertex Customer Services India Private Limited | Ordinary | 75%* | Business process outsourcing |
| *Joint ventures:* | | | |
| **Great Britain:** | | | |
| Catchment Limited | Ordinary | 50%* | Contract operations and maintenance services |
| Catchment (Tay) Limited | Ordinary | 33%* | Contract operations and maintenance services |
| Catchment (Moray) Limited | Ordinary | 33%* | Contract operations and maintenance services |
| Meter Serve (North West) Limited | Ordinary | 50%* | Metering services |
| Meter Serve (North East) Limited | Ordinary | 50%* | Metering services |
| UUGM Limited | Ordinary | 60%* | Consulting services and project management |
| 4Delivery Limited | Ordinary | 40%* | Consulting services and project management |
| **Australia:** | | | |
| Yan Yean Water Pty Limited | Ordinary | 50%* | Water treatment operations |
| Macarthur Water Pty Limited | Ordinary | 50%* | Water treatment operations |
| Riverland Water Pty Limited | Ordinary | 50%* | Water treatment operations |
| Campaspe Asset Management Services Pty Limited | Ordinary | 50%* | Asset management and water treatment |
| **Estonia:** | | | |
| AS Tallinna Vesi | Ordinary | 26.5%* | Contract operations and maintenance services |
| **Bulgaria:** | | | |
| Sofijska Voda A.D. | Ordinary | 59.6%* | Contract operations and maintenance services |
| **Poland:** | | | |
| Aqua SA | Ordinary | 33.2%* | Contract operations and maintenance services |
| *Associates:* | | | |
| **Great Britain:** | | | |
| THUS Group plc | Ordinary | 21.7% | Telecommunications |

* Shares are held directly by United Utilities PLC except where marked with an asterisk where they are held by subsidiary undertakings.

## 13 Investments continued

A full list of the company's subsidiary undertakings is included within the company's annual return.

In relation to the group's interests in joint ventures and the financial performance of the group's associate, the assets, liabilities, gross income and expenses are summarised below.

| | | | | Group share of: |
|---|---|---|---|---|
| | Associate 30 September 2005 £m | Associate 30 September 2004 £m | Joint ventures 31 March 2006 £m | Joint ventures 31 March 2005 £m |
| Non-current assets | 364.8 | 385.7 | 263.8 | 220.3 |
| Current assets | 92.1 | 118.2 | 106.9 | 60.7 |
| Non-current liabilities | (42.4) | (55.8) | (215.6) | (179.9) |
| Current liabilities | (89.5) | (101.3) | (69.4) | (30.6) |
| | 325.0 | 346.8 | 85.7 | 70.5 |

| | 6 months ended 30 September 2005 £m | 6 months ended 30 September 2004 £m | Year ended 31 March 2006 £m | Year ended 31 March 2005 £m |
|---|---|---|---|---|
| Gross income | 176.8 | 177.5 | 165.3 | 114.3 |
| Expenses | (185.0) | (206.6) | (152.4) | (104.8) |
| Taxation | (0.3) | (0.4) | (2.8) | 2.2 |
| Post tax results | (8.5) | (29.5) | 10.1 | 11.7 |

The financial information presented in respect of the group's investment in its associate is derived from the latest publicly available financial statements, the interim financial statements as at 30 September 2005.

The joint ventures and associate have no significant contingent liabilities to which the group is exposed and the group has no significant contingent liabilities in relation to its interests in the joint ventures and associate.

Current asset investments
Current asset investments comprise properties held for development and sale of £29.7 million (2005: £19.7 million).

## 14 Inventories

| | | Group |
|---|---|---|
| | 2006 £m | 2005 £m |
| Raw materials and finished goods | 9.4 | 9.8 |
| Work in progress | 18.8 | 31.1 |
| | 28.2 | 40.9 |

## 15 Trade and other receivables

| | | Group | | Company |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Trade receivables | 231.4 | 217.8 | - | - |
| Amounts owed by subsidiary undertakings | – | – | 1,110.2 | 796.9 |
| Amounts owed by related parties | 0.6 | – | – | – |
| Other debtors | 38.2 | 31.4 | 18.3 | 2.2 |
| Prepayments and accrued income | 241.9 | 159.2 | 2.1 | – |
| | 512.1 | 408.4 | 1,130.6 | 799.1 |

Trade and other receivables have been analysed between non-current and current as follows:

| | | Group | | Company |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Non-current | 22.0 | 23.4 | – | – |
| Current | 490.1 | 385.0 | 1,130.6 | 799.1 |
| | 512.1 | 408.4 | 1,130.6 | 799.1 |

Trade receivables do not carry interest and are stated net of allowances for doubtful receivables of £155.6 million (2005: £127.2 million). Allowances are estimated by management based on past default experience and their assessment of the current economic environment.

The group has no significant concentration of credit risk with exposure spread over a large number of customers.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value.

The average credit period taken on sales ranges from 38 days to 95 days due to the differing nature of trade receivables in the business process outsourcing, infrastructure management and licensed multi-utility segments of the group.

## 16 Cash and cash equivalents

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Cash at bank and in hand | **127.0** | 90.4 | **120.4** | 153.9 |
| Short-term bank deposits | **1,386.5** | 812.3 | **–** | 200.0 |
| **Cash and short-term deposits** | **1,513.5** | 902.7 | **120.4** | 353.9 |
| Bank overdrafts (included in borrowings, see note 17) | **(69.6)** | (37.1) | **–** | – |
| **Cash and cash equivalents** | **1,443.9** | 865.6 | **120.4** | 353.9 |

Cash and short-term deposits comprise cash at bank and in hand and other short-term highly liquid investments with a maturity of three months or less.

The effective interest rate on short-term deposits during the year ended 31 March 2006 was 4.30 per cent (2005: 4.47 per cent). However, in the year ended 31 March 2006, short-term deposits included a large number of deposits denominated in Japanese yen. Excluding the impact of the Japanese yen deposits, the effective interest rate on short-term deposits denominated in sterling was 4.59 per cent. These deposits have a weighted average maturity of 13 days.

## 17 Borrowings

| Group | 2006 £m | 2005 £m |
|---|---|---|
| Bank overdrafts | **69.6** | 37.1 |
| Bank loans and other loans | **5,550.1** | 5,063.2 |
| Finance lease obligations | **80.5** | 81.0 |
| | **5,700.2** | 5,181.3 |
| The borrowings are repayable as follows: | | |
| Within one year | **619.1** | 512.3 |
| From one to two years | **989.5** | 95.7 |
| From two to three years | **765.3** | 944.3 |
| From three to four years | **172.4** | 761.2 |
| From four to five years | **18.3** | 177.8 |
| After five years | **3,135.6** | 2,690.0 |
| | **5,700.2** | 5,181.3 |

The group considers the following financial instruments to be significant:

| Financial instruments | Maturity | Carrying value £m |
|---|---|---|
| €1,000m 6.625% notes | 8 Nov 2007 | 690.8 |
| €600m 4.875% notes | 18 Mar 2009 | 420.3 |
| €500m 4.25% notes | 24 Jan 2020 | 337.6 |
| £300m 5.625% notes | 20 Dec 2027 | 317.7 |

On total borrowings, before the impact of derivative instruments, interest rates range from 0.705 per cent to 14.83 per cent on £5,050.9 million (2005: £4,542.4 million) and are at floating rates on £649.3 million (2005: £638.9 million).

Bank overdrafts
Bank overdrafts are repayable on demand.

The weighted average rate of interest on bank overdrafts was 5.57 per cent (2005: 5.16 per cent).

Term loans
Amounts repayable on term loans after more than five years, before the impact of derivative instruments, comprise loans repayable between 2011 and 2053. Interest rates range from 1.135 per cent to 14.83 per cent on £2,729.9 million (2005: £2,312.7 million) and are at floating rates on £405.7 million (2005: £377.3 million).

The weighted average rate of interest on term loans, before the impact of derivative instruments, was 5.54 per cent (2005: 5.98 per cent).

The group had available committed bank facilities of £1,000.0 million (2005: £875.0 million) of which £745.4 million was unutilised at 31 March 2006 (2005: £873.4 million). Of the amounts unutilised, £295.0 million expires within one year (2005: £100.0 million), £125.0 million expires after one year but in less than two years (2005: £323.4 million), and the remaining £325.4 million expires in more than two years (2005: £450.0 million).

Finance leases
An analysis of finance lease repayments is given in note 25.

The weighted average interest rate on finance leases was 6.37 per cent (2005: 5.97 per cent).

## 17 Borrowings continued

Funding raised in foreign currency is swapped to sterling to match funding costs to income. The analysis of borrowings below details the currency in which items were raised and the amounts involved before and after currency hedging.

The group borrowings were denominated in the following currencies:

| | Currency before hedging 2006 £m | Currency after hedging 2006 £m | 2005 £m |
|---|---|---|---|
| Fixed rate: | | | |
| Sterling | 2,540.0 | 2,580.8 | 1,827.2 |
| United States dollars | 877.4 | 862.9 | 1,091.9 |
| Euros | 1,492.1 | 1,476.6 | 1,480.0 |
| Japanese yen | 97.8* | 108.6* | 120.7 |
| Australian dollars | 22.0 | 22.0 | 22.6 |
| Floating rate: | | | |
| Sterling | 577.3 | 577.5 | 548.2 |
| Japanese yen | – | – | 12.3 |
| United States dollars | 13.4 | 13.4 | 13.8 |
| Australian dollars | 28.7 | 28.7 | 29.4 |
| Euros | 18.6 | 18.6 | 22.7 |
| Hong Kong dollars | 11.1 | 11.1 | 12.5 |

* Included in the above table is a loan with Japanese yen principal paying a United States dollar coupon. Included in fixed rate borrowings are sterling denominated loans of £450.0 million for which the principal and interest are linked to the Retail Price Index.

The functional currency of the majority of group entities is sterling. Debt raised in currencies other than sterling is, in most cases, raised in a currency other than the functional currency of that entity.

The fair values of the group's financial instruments are shown on page 90.

Taking into account all derivative instruments, including those not designated as a hedge relationship, borrowings can be analysed as follows:

| | Fixed rate borrowings | | | Floating rate borrowings | | |
|---|---|---|---|---|---|---|
| 2006 | Weighted average interest rates % | Weighted average period for which rate is fixed Years | At fixed interest rates £m | Weighted average interest rate % | At floating interest rates £m | Total £m |
| Sterling | 5.58 | 7.13 | 4,911.3 | 5.01 | 676.7 | 5,588.0 |
| Other | 5.65 | 3.32 | 91.7 | 2.36 | 20.5 | 112.2 |
| | | | 5,003.0 | | 697.2 | 5,700.2 |

| | Fixed rate borrowings | | | Floating rate borrowings | | |
|---|---|---|---|---|---|---|
| 2005 | Weighted average interest rates % | Weighted average period for which rate is fixed Years | At fixed interest rates £m | Weighted average interest rate % | At floating interest rates £m | Total £m |
| Sterling | 6.19 | 5.52 | 4,507.4 | 4.85 | 581.1 | 5,088.5 |
| Other | 6.35 | 5.78 | 68.2 | 2.37 | 24.6 | 92.8 |
| | | | 4,575.6 | | 605.7 | 5,181.3 |

Debt items held at fair value through profit or loss:

| | | Movement in the year due to: | | | |
|---|---|---|---|---|---|
| | Carrying value £m | Interest rates/ exchange rates £m | Credit risk £m | Total impact recognised in the income statement £m | Payable at maturity |
| £250m 8.875% due March 2026 | 358.9 | (13.5) | (4.3) | (17.8) | £250m |
| US$400m 6.875% due August 2028 | 240.1 | (11.7) | 1.3 | (10.4) | $400m |
| JPY1bn due 2007 | 4.9 | – | –* | – | JPY1bn |
| JPY3bn 0.705% due 2008 | 14.7 | 0.2 | –* | 0.2 | JPY3bn |
| JPY3bn 1.135% due 2013 | 13.6 | 1.2 | –* | 1.2 | JPY3bn |

* Due to the short duration of these bonds, the credit margin is very narrow and, due to the inactive market, difficult to estimate. Therefore, changes in value shown in the table are only from interest and exchange rate differences.

**17 Borrowings** continued

Company

Excluding amounts owed to subsidiary undertakings, the company has borrowings totalling £1,359.1 million (2005: £1,127.0 million), of which £478.2 million falls due within one year, repayable within three months of 31 March 2006 with interest for the short-term period based on fixed rates, the weighted average rate being 4.62 per cent, and after that based on floating rates. The remaining loans totalling £880.9 million have maturities and interest rates as follows:

£14.7 million maturing in the year ending 31 March 2008 has interest charged at 0.705 per cent; £304.5 million maturing in the year ending 31 March 2009 has interest charged at 6.45 per cent on £291.7 million, at 4.21 per cent on £7.0 million and at floating rates on the remaining £5.8 million; £7.1 million maturing in the year ending 31 March 2010 has interest charged at floating rates.

Of the remaining monies falling due after five years, £126.2 million matures in 2018 with interest being charged at 4.55 per cent, £190.4 million matures in 2019 with interest charged at 5.375 per cent and £238.0 million with interest charged at 6.875 per cent matures in 2028.

As at 31 March 2005 the company had borrowings, excluding amounts owed to subsidiary undertakings, totalling £1,127.0 million of which £212.1 million fell due within one year, repayable in August 2005 with interest charged at 6.25 per cent. The remaining loans totalling £914.9 million had maturities and interest rates as follows:

£16.5 million maturing in February 2008 had interest charged at 0.705 per cent; £311.6 million maturing in the year ending 2009 had interest charged at 6.45 per cent on £298.5 million, at 4.21 per cent on £6.9 million and at floating rates on the remaining £6.2 million; £5.7 million maturing in the year ending 2010 had interest charged at 3.875 per cent; £338.7 million maturing in the year ending 2019 had interest rates of 5.375 per cent on £189.9 million and 4.55 per cent on £148.8 million; £242.4 million was repayable in the year ending 2029 with interest charged at 6.875 per cent.

**18 Financial instruments**

Group

| At 31 March 2006 | 2006 Carrying value £m | 2006 Fair value £m | 2005 Carrying Value £m | 2005 Fair value £m |
|---|---|---|---|---|
| **Financial assets** | | | | |
| **Non-current assets** | | | | |
| Derivative financial instruments | 40.8 | 40.8 | – | – |
| **Current assets** | | | | |
| Cash and cash equivalents | 1,443.9 | 1,443.9 | 865.6 | 865.6 |
| Derivative financial instruments | 48.9 | 48.9 | – | – |
| **Financial liabilities** | | | | |
| **Non-current liabilities** | | | | |
| Borrowings | (5,081.1) | (5,289.1) | (4,669.0) | (4,788.1) |
| Derivative financial instruments | (57.6) | (57.6) | – | – |
| **Current liabilities** | | | | |
| Borrowings | (619.1) | (619.1) | (512.3) | (512.3) |
| Derivative financial instruments | (76.4) | (76.4) | – | (118.9) |

Financial instruments and risk management

The primary financial risks faced by the group are interest rate risk and exchange rate risk.

The board has reviewed and agreed policies for managing each of these risks, as summarised below. The board has also approved all of the classes of financial instruments used by the group. The group's treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports at least annually to the board. The use of financial derivatives is governed by the group's policies approved by the board, which provide written principles on the use of financial derivatives.

All of the group's activities involve analysis, acceptance and management of some degree of risk or combination of risks. The most important types of financial risk are credit risk, liquidity risk and market risk. Market risk includes foreign exchange, interest rate and equity price risks.

The group's risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls and to monitor the risks and limits continually by means of reliable and up-to-date systems. The group modifies and enhances its risk management policies and systems to reflect changes in markets and products. The Audit Committee, under authority delegated by the board, formulates high level group risk management policy, monitors risk and receives reports that allow it to review the effectiveness of the group's risk management policies.

Credit risk management

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing activities. The group has dedicated standards, policies and procedures to control and monitor all such risks.

Liquidity management

The group maintains a strong liquidity position and manages the liquidity profile of its assets, liabilities and commitments so that cashflows are appropriately balanced and all funding obligations are met when due.

## 18 Financial instruments continued

### Market risk management

Market risk is the risk that movements in market rates, including foreign exchange rates, interest rates, equity and commodity prices will reduce the group's income on the value of its portfolios. The management of market risk is undertaken using risk limits approved by the finance director under delegated authority.

The group uses a variety of financial instruments, including derivatives, when raising finance for its operations in order to manage any exposure arising from funding activity.

The group's activities expose it to the financial risks of changes in foreign currency exchange rates and interest rates. The group uses foreign currency swap contracts, interest rate swap contracts and financial futures to hedge these exposures. The group does not use derivative financial instruments for speculative purposes.

The counterparties to derivative instruments consist of financial institutions and other bodies with good credit ratings. Although the group is potentially exposed to credit loss in the event of non-performance by counterparties, such credit risk is controlled through credit rating reviews of the counterparties and by limiting the total amount of exposure to any one party. The group does not believe it is exposed to any material concentrations of credit risk.

The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest basis.

Under an interest rate swap, the group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

Under a currency swap, the group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and the principal amount. The principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

As noted above, the group uses derivatives to manage its exposure to currency risk on its borrowings. Subsidiary undertakings make no significant sales or purchases in currencies other than their functional currencies. Accordingly, the group has no material unhedged foreign currency exposures.

Financial instruments utilised by the group can be summarised as follows:

### Interest rate swaps

Interest rate swaps are used solely to manage floating rate borrowings in order to reduce the financial risk to the group from potential future changes in medium-term interest rates.

### Financial futures

Financial futures are used to manage the group's exposure to possible future changes in short-term interest rates.

### Forward contracts

The group generally hedges foreign exchange transaction exposures up to one year forward. Hedges are put in place using forward contracts at the time that the forecast exposure becomes reasonably certain.

### Currency swaps

The group uses currency swaps to hedge currency exposure where debt is raised in one currency to fund in a different currency.

### Fair values of financial instruments

The fair value of derivative instruments has been calculated by discounting the future cashflows of the individual contracts using the appropriate market interest rate and currency rates. Where interpolation occurs at points along the curve this can significantly affect the value given to these instruments. As such, changes in the frequency of points taken along the curve can affect the value of these instruments. In addition, any changes in the assumed rates input to these models could give rise to significant changes in value. The fair values of currency and interest rate swaps exclude the related accrued interest receivables and payables which are shown in the balance sheet separately within trade and other payables and receivables.

Fair values have been estimated using the following methods and assumptions:

### Non-current investments

The fair value of investments, for which there are no quoted market prices, approximates to their carrying value. The group's long-term investments are detailed in note 13. The carrying value of the group's unlisted investments is £86.8 million (2005: £0.8 million). The carrying value of the group's listed investments in THUS Group plc and Manila Water Company Inc is £83.9 million (2005: £8.9 million, Manila Water Company Inc only). The investment in THUS Group plc is accounted for as an associate. The investment in Manila Water Company Inc is valued based on published share prices, which is considered to be the fair value.

### Current assets and liabilities

Financial instruments included within current assets and liabilities (excluding cash and borrowings) are generally short-term in nature and accordingly their fair values approximate to their book values.

### Borrowings and non-equity interests (excluding foreign exchange contracts)

The carrying values of cash and short-term borrowings and current asset investments approximate to their fair values because of the short-term maturity of these instruments. The fair value of long-term borrowings is estimated by discounting the future cashflows to net present values using appropriate market interest rates prevailing at the year end.

**18 Financial instruments** continued

Currency and interest rate swaps

The group enters into currency and interest rate swaps in order to manage its foreign currency and interest rate exposures.

The analysis in the table below illustrates the sensitivity of the market value of the group's financial instruments to changes in interest rates. The analysis assumes an instantaneous 1.0 per cent (100 basis points) move in interest rates for all maturities and currencies from their levels at 31 March 2006 with all other variables held constant.

| | | Market value change | |
|---|---|---|---|
| Interest rate movement | Market value 31 March 2006 £m | +1% movement in interest rate £m | −1% movement in interest rate £m |
| Long-term debt | (5,289.1) | 184.8 | (213.9) |
| Derivatives | (44.3) | (67.3) | 86.8 |
| Cash and short-term deposits | 1,513.5 | (0.6) | 0.6 |

Hedges

Achieving hedge accounting under IAS 39 'Financial Instruments: Recognition and Measurement' is based on measuring the effectiveness of the derivative as a hedge instrument as well as fulfilling hedge documentation rules. The effectiveness test compares the change in fair value of the designated derivative and the change in fair value of the hedged item to determine if this ratio falls within the permitted range of 80 per cent to 125 per cent. Any derivative that falls outside the permitted range is classified as held for trading. Gains or losses on the derivative are recognised immediately in the income statement except where the derivative is designated within an effective cashflow hedge relationship, in which case the gains and losses are deferred in equity and are recycled through the income statement at the time the hedged item is recognised in the income statement. Where a derivative does fall within the permitted range but is not 100 per cent effective, the ineffective element is recognised in the income statement immediately. Those derivative instruments that are not designated in a hedging relationship are classified as held for trading.

Where fair value hedges occur, shown in the table below, these hedges are managing interest rate risk and/or currency risk in relation to financing.

The cashflow hedges detailed in the table relate to the management of cashflow on a particular floating rate loan over the regulatory period to 2010. The group largely manages all its financing cashflows over the observed five-year regulatory period; however, the majority of these hedges did not qualify for hedge accounting as they would be overlaid onto transactions which are already within fair value hedge relationships.

The group has no regular way transactions, and has not pledged collateral in relation to any of its derivative instruments.

The fair value of the derivative financial instruments as at 31 March 2006 was as follows:

| | Assets fair value £m | Liabilities fair value £m |
|---|---|---|
| **Non-current** | | |
| Fair value hedge derivatives | 27.6 | (57.7) |
| Option over THUS Group plc shares | 13.2 | – |
| | 40.8 | (57.7) |
| **Current** | | |
| Held for trading derivatives | 48.9 | (76.4) |

Included in the above table is a liability relating to a cashflow hedge, the notional and fair value of which is inconsequential. Within the year ended 31 March 2006, a movement in the fair value of the derivative of £0.7 million was recognised and taken to reserves.

The notional value of the financial instruments as at 31 March 2006 was as follows:

| | Cash instruments assets millions | Cash instruments liabilities millions | Derivative asset legs millions | Derivative liabilities legs millions | Total millions |
|---|---|---|---|---|---|
| Japanese yen | 100,000.0 | (20,000.0) | 20,000.0 | (142,857.0) | (42,857.0) |
| Sterling | 898.1 | (2,704.0) | 5,390.0 | (7,167.0) | (3,582.9) |
| Euros | – | (2,130.0) | 2,120.0 | 8.0 | (2.0) |
| United States dollars | – | (1,545.0) | 1,545.0 | – | – |
| Hong Kong dollars | – | (150.0) | 150.0 | – | – |

For the year ended 31 March 2005 the following disclosures are relevant as required by FRS 13 'Derivatives and other financial instruments: Disclosure':

The carrying value of debt is shown in the balance sheet at the hedged rate. The impact of using the hedged currency rates as opposed to translation at year end exchange rates is £(68.1) million.

Unrecognised gains and losses on financial assets and liabilities for which hedge accounting has been used at the balance sheet date are £152.4 million and £207.9 million respectively.

As at 31 March 2005 the group anticipated that £83.5 million of these gains and £72.2 million of these losses would have been realised in the year ended 31 March 2006. Of the unrecognised gains and losses on hedges as at 1 April 2004 the net gain recognised in the profit and loss account for the year ended 31 March 2005 was £40.2 million.

## 19 Retirement benefit obligations

The group participates in a number of pension schemes principally in the UK. The major schemes are funded defined benefit schemes – the United Utilities Pension Scheme (UUPS) and the United Utilities Group of the Electricity Supply Pension Scheme (ESPS) (the 'Schemes'), of which the ESPS is closed to new employees. UUPS also includes a defined contribution section which constitutes less than 0.5 per cent of the total asset value. The assets of these Schemes are held in trust funds independent of group finances.

The last actuarial valuations of the Schemes were carried out as at 31 March 2004. These valuations have been updated to take account of the requirements of IAS 19 'Employee Benefits' in order to assess the position at 31 March 2006 by projecting forward from 31 March 2004, and have been performed by an independent actuary, Mercer Human Resource Consulting.

The company did not make any contribution to the Schemes for the year ended 31 March 2006 and does not expect to make any contribution over the year to 31 March 2007. By exception, the company contributes to its defined contribution plan section of the Essex County Council Pension Fund and unapproved promises, for which contributions are expected to be largely level with the current year.

On 31 March 2005, the group made lump sum payments of £216.0 million and £103.5 million to UUPS and ESPS respectively. The payments were in lieu of the estimated company contributions that would have been payable for defined benefit members over the five years from 1 April 2005. Subject to the results of the actuarial valuations at 31 March 2007, company contributions will resume from 1 April 2010. In the meantime, the group will continue to pay contributions in respect of the defined contribution members and insurance premiums. Other payments will be made by the group in accordance with the funding agreement between the Trustee and the group.

The group also operates a series of unfunded, unapproved retirement benefit schemes. The cost of the unfunded, unapproved retirement benefit schemes is included in the total pension cost, on a basis consistent with IAS 19 and the assumptions set out below. In accordance with these unfunded arrangements, the group has made payments to former directors, including lump sum payments, of £2.8 million in total in the year ended 31 March 2006 (2005: £370,510).

The total defined benefit pension cost for the period was £19.4 million (2005: £61.9 million), of which £3.6 million is included within restructuring costs, (2005: £14.9 million) in respect of pension severance benefits. A pension surplus of £19.3 million is included in the balance sheet at 31 March 2006 (2005: obligation of £84.6 million). Information about the pension arrangements for executive directors is contained in the directors' remuneration report.

The main financial assumptions used by the actuary were as follows:

| | Group and Company | |
|---|---|---|
| | At 31 March 2006 | At 31 March 2005 |
| Discount rate | **4.90%** | 5.40% |
| Expected return on assets | **6.10%** | 6.60% |
| Pensionable salary growth – UUPS | **3.75%** | 4.10% |
| Pensionable salary growth – ESPS | **3.80%** | 4.30% |
| Pension increases | **2.80%** | 2.80% |
| Price inflation | **2.80%** | 2.80% |

As at 31 March 2006, the fair value of plan assets, together with the liabilities in the plans recognised in the balance sheet were as follows:

| | Group 2006 | | Group 2005 | | Company 2006 | | Company 2005 | |
|---|---|---|---|---|---|---|---|---|
| | Plan assets % | Value £m | Plan assets % | Value £m | Plan assets % | Value £m | Plan assets % | Value £m |
| Equities | **66.6** | **1,825.1** | 63.7 | 1,463.6 | **66.6** | **79.3** | 63.7 | 60.5 |
| Gilts | **22.3** | **611.1** | 18.6 | 427.4 | **22.3** | **26.5** | 18.6 | 17.6 |
| Bonds | **11.0** | **301.4** | 14.9 | 342.4 | **11.0** | **13.1** | 14.9 | 14.2 |
| Property | **0.1** | **2.7** | 0.1 | 2.3 | **0.1** | **0.1** | 0.1 | 0.1 |
| Cash | **–** | **–** | 2.7 | 62.0 | **–** | **–** | 2.7 | 2.5 |
| Total fair value of assets | **100.0** | **2,740.3** | 100.0 | 2,297.7 | **100.0** | **119.0** | 100.0 | 94.9 |
| Present value of liabilities | | **(2,721.0)** | | (2,382.3) | | **(120.2)** | | (103.1) |
| Net retirement benefit surplus/(obligation) | | **19.3** | | (84.6) | | **(1.2)** | | (8.2) |

To develop the expected long-term rate of return on assets assumption, the company considered the level of expected returns on risk-free investments, the historic level of the risk premium associated with the other asset class in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the actual asset allocation to develop the expected long-term return on assets assumption for the portfolio. The actual return on plan assets was £547.9 million (2005: £169.4 million).

**19 Retirement benefit obligations** continued

Movements in the present value of the defined benefit obligations are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| At 1 April | (2,382.3) | (2,227.0) | (103.1) | (91.1) |
| Current service cost | (53.5) | (57.4) | (1.6) | (1.7) |
| Interest cost on plan obligations | (130.4) | (120.9) | (3.3) | (5.9) |
| Member contributions | (14.5) | (15.2) | - | - |
| Past service cost | (5.1) | (15.5) | - | (0.2) |
| Actuarial losses | (301.1) | (55.4) | (12.4) | (4.4) |
| Curtailments/settlements | 62.6 | 27.8 | - | - |
| Benefits paid | 103.3 | 81.3 | 0.2 | 0.2 |
| At 31 March | (2,721.0) | (2,382.3) | (120.2) | (103.1) |

At 31 March 2006, £12.8 million (2005: £13.2 million) of the defined benefit obligation relates to unfunded benefit plans.

Movements in the fair value of plan assets were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| At 1 April | 2,297.7 | 1,845.7 | 94.9 | 75.5 |
| Expected return on plan assets | 150.7 | 124.1 | 3.8 | 6.2 |
| Actuarial gains | 420.3 | 45.3 | 17.6 | 3.6 |
| Curtailments/settlements | (43.7) | (20.0) | - | - |
| Company contributions | 4.1 | 368.7 | 2.9 | 9.8 |
| Member contributions | 14.5 | 15.2 | - | - |
| Benefits paid | (103.3) | (81.3) | (0.2) | (0.2) |
| At 31 March | 2,740.3 | 2,297.7 | 119.0 | 94.9 |

The net pension expense before taxation recognised in the income statement in respect of the defined benefit schemes is summarised as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Current service cost | (53.5) | (57.4) | (1.6) | (1.7) |
| Curtailments/settlements | 18.9 | 7.8 | - | - |
| Past service cost | (1.5) | (0.6) | - | - |
| Past service cost – restructuring costs (see notes 1 and 2) | (3.6) | (14.9) | - | (0.2) |
| Expected return on plan assets | 150.7 | 124.1 | 3.8 | 6.2 |
| Interest cost on plan obligations | (130.4) | (120.9) | (3.3) | (5.9) |
| Net pension expense before taxation | (19.4) | (61.9) | (1.1) | (1.6) |

The above amounts are all recognised in arriving at operating profit from continuing operations, except for a settlement credit of £8.3 million (2005: £nil), current service cost of £2.2 million (2005: £nil), past service cost of £nil (2005: £0.1 million) and an expected return on plan assets of £0.7 million (2005: £nil) which are recognised within the discontinued operation line of the group's income statement.

The reconciliation of the opening and closing balance sheet position is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| At 1 April | (84.6) | (381.3) | (8.2) | (15.6) |
| Expenses recognised in the consolidated income statement | (19.4) | (61.9) | (1.1) | (1.6) |
| Contributions paid | 4.1 | 368.7 | 2.9 | 9.8 |
| Actuarial gains/(losses) gross of taxation | 119.2 | (10.1) | 5.2 | (0.8) |
| | 19.3 | (84.6) | (1.2) | (8.2) |

Actuarial gains and losses are recognised directly in the statement of recognised income and expense. At 31 March 2006, a cumulative gain of £109.1 million (2005: loss £10.1 million) was recorded directly in the statement of recognised income and expense.

**19 Retirement benefit obligations** continued

The history of the plan for the current and prior period is as follows:

| | Group and Company | |
|---|---|---|
| | 2006 £m | 2005 £m |
| Experience adjustments on plan obligations | – | (14.3) |
| Experience adjustments on plan assets | 397.2 | 45.3 |

During the year, the group made £10.8 million (2005: £3.3 million) of contributions to defined contribution schemes, included in arriving at operating profit.

**20 Deferred tax**

The following are the major deferred tax liabilities and assets recognised by the group, and the movements thereon, during the current and prior reporting periods.

| | Accelerated tax depreciation £m | Retirement benefit obligations £m | Other £m | Group Total £m | Company Total £m |
|---|---|---|---|---|---|
| At 1 April 2004 | 1,333.9 | (140.2) | 24.3 | 1,218.0 | 2.1 |
| Charge/(credit) to income statement for the year | 126.1 | 1.3 | (1.7) | 125.7 | 1.0 |
| Credit to equity for the year | – | (3.0) | (3.4) | (6.4) | – |
| At 31 March 2005 | 1,460.0 | (141.9) | 19.2 | 1,337.3 | 3.1 |
| Charge/(credit) to income statement for the year | 96.8 | – | (52.1) | 44.7 | (10.3) |
| Charge/(credit) to equity for the year | – | 35.8 | 0.8 | 36.6 | (0.2) |
| Acquired in year | 8.0 | – | – | 8.0 | – |
| **At 31 March 2006** | **1,564.8** | **(106.1)** | **(32.1)** | **1,426.6** | **(7.4)** |

Certain deferred tax assets and liabilities have been offset in accordance with IAS 12 'Income Taxes'.

**21 Provisions**

| | | | | Group | Company |
|---|---|---|---|---|---|
| | Restructuring £m | Onerous leases £m | Other £m | Total £m | Restructuring £m |
| At 1 April 2004 | 5.9 | – | 3.2 | 9.1 | – |
| Charged to income statement | 29.7 | – | 1.1 | 30.8 | 0.4 |
| Utilised in year | (20.4) | – | (1.1) | (21.5) | – |
| At 31 March 2005 | 15.2 | – | 3.2 | 18.4 | 0.4 |
| Charged to income statement | 25.5 | – | 3.2 | 28.7 | – |
| Acquired in the year | 2.3 | 13.6 | 23.9 | 39.8 | – |
| Utilised in year | (24.6) | (1.6) | (7.6) | (33.8) | (0.4) |
| **At 31 March 2006** | **18.4** | **12.0** | **22.7** | **53.1** | **–** |

The restructuring provision principally relates to severance and programme costs in the business process outsourcing segment and represents management's best estimate of the group's liability.

The onerous leases' provision principally relates to surplus property leases following the acquisition and subsequent restructure of Vertex Financial Services Holdings Limited (note 24).

Provisions have been analysed between current and non-current as follows:

| | | | | Group | Company |
|---|---|---|---|---|---|
| | Restructuring £m | Onerous leases £m | Other £m | Total £m | Restructuring £m |
| **At 31 March 2006** | | | | | |
| Non-current | **–** | **9.3** | **7.3** | **16.6** | **–** |
| Current | **18.4** | **2.7** | **15.4** | **36.5** | **–** |
| | **18.4** | **12.0** | **22.7** | **53.1** | **–** |
| **At 31 March 2005** | | | | | |
| Current | 15.2 | – | 3.2 | 18.4 | 0.4 |

## 22 Trade and other payables

| Non-current | Group 2006 £m | Group 2005 £m | Company 2006 £m | Company 2005 £m |
|---|---|---|---|---|
| Deferred grants and contributions | 347.3 | 313.4 | – | – |
| Other creditors | 36.4 | 23.9 | – | – |
| | 383.7 | 337.3 | – | – |

| Current | Group 2006 £m | Group 2005 £m | Company 2006 £m | Company 2005 £m |
|---|---|---|---|---|
| Trade payables | 87.9 | 71.0 | – | – |
| Amounts owed to subsidiary undertakings | – | – | 512.5 | 496.2 |
| Amounts owed to related parties | 1.5 | – | – | – |
| Other tax and social security | 11.5 | 11.3 | – | 0.4 |
| Other creditors | 2.0 | 1.6 | 1.0 | – |
| Accruals and deferred income | 752.2 | 866.1 | 37.3 | 33.9 |
| | 855.1 | 950.0 | 550.8 | 530.5 |

Trade and other payables comprises amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 45 days for the group (2005: 54 days) and for the company 37 days (2005: 34 days).

The directors consider that the carrying amount of trade payables approximates to their fair value.

Deferred grants and contributions

| | 2006 £m | 2005 £m |
|---|---|---|
| At 1 April | 313.4 | 298.1 |
| Received in the year | 45.5 | 25.8 |
| Disposed of in the year | (0.2) | – |
| Released to the income statement in the year | (11.4) | (10.5) |
| At 31 March | 347.3 | 313.4 |

## 23 Shareholders' equity

| Group | Share capital £m | Share premium account £m | Revaluation reserve £m | Treasury shares £m | Cumulative exchange reserve £m | Retained earnings £m | Total £m |
|---|---|---|---|---|---|---|---|
| At 1 April 2004 | 711.8 | 1,023.1 | 158.8 | (2.3) | – | 287.9 | 2,179.3 |
| Profit for year | | | | – | – | 260.3 | 260.3 |
| Dividends | – | – | – | – | – | (318.0) | (318.0) |
| New share capital issued | 4.4 | 15.6 | – | – | – | – | 20.0 |
| Shares disposed of from employee share trust | – | – | – | 2.0 | – | – | 2.0 |
| Post employment benefits – actuarial losses on defined benefit schemes | – | – | – | – | – | (7.1) | (7.1) |
| Share-based compensation – charged to income statement | – | – | – | – | – | 4.7 | 4.7 |
| Exercise of share options | – | – | – | – | – | (1.8) | (1.8) |
| Exchange adjustments | – | – | – | – | 3.7 | – | 3.7 |
| At 31 March 2005 | 716.2 | 1,038.7 | 158.8 | (0.3) | 3.7 | 226.0 | 2,143.1 |
| Adoption of IAS 32 and IAS 39 | – | – | – | – | – | (3.5) | (3.5) |
| At 1 April 2005 | 716.2 | 1,038.7 | 158.8 | (0.3) | 3.7 | 222.5 | 2,139.6 |
| Profit for year | – | – | – | – | – | 207.9 | 207.9 |
| Dividends | – | – | – | – | – | (344.2) | (344.2) |
| New share capital issued | 159.2 | 369.1 | – | – | – | – | 528.3 |
| Post employment benefits – actuarial gains on defined benefit schemes | – | – | – | – | – | 83.4 | 83.4 |
| Share-based compensation – charged to income statement | – | – | – | – | – | 2.3 | 2.3 |
| Revaluation of investments | – | – | – | – | – | 14.6 | 14.6 |
| Exercise of share options | – | – | – | – | – | (0.5) | (0.5) |
| Fair value loss on cashflow hedges | – | – | – | – | – | (0.7) | (0.7) |
| Exchange adjustments | – | – | – | – | (1.5) | – | (1.5) |
| **At 31 March 2006** | 875.4 | 1,407.8 | 158.8 | (0.3) | 2.2 | 185.3 | 2,629.2 |

## 23 Shareholders' equity continued

| Company | Share capital £m | Share premium account £m | Treasury shares £m | Cumulative exchange reserve £m | Retained earnings £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 April 2004 | 711.8 | 1,023.1 | (2.3) | – | 3,771.3 | 5,503.9 |
| Loss for the year | – | – | – | – | (891.8) | (891.8) |
| Dividends | – | – | – | – | (318.0) | (318.0) |
| New share capital issued | 4.4 | 15.6 | – | – | – | 20.0 |
| Own shares held in employee share trust | – | – | 2.0 | – | – | 2.0 |
| Post employment benefits – actuarial losses on defined benefit schemes | – | – | – | – | (0.6) | (0.6) |
| Share-based compensation – charged to income statement | – | – | – | – | 1.1 | 1.1 |
| Exchange adjustments | – | – | – | 1.1 | – | 1.1 |
| At 31 March 2005 | 716.2 | 1,038.7 | (0.3) | 1.1 | 2,562.0 | 4,317.7 |
| Adoption of IAS 32 and IAS 39 | – | – | – | – | (14.1) | (14.1) |
| At 1 April 2005 | 716.2 | 1,038.7 | (0.3) | 1.1 | 2,547.9 | 4,303.6 |
| Profit for the year | – | – | – | – | 315.0 | 315.0 |
| Dividends | – | – | – | – | (344.2) | (344.2) |
| New share capital issued | 159.2 | 369.1 | – | – | – | 528.3 |
| Post employment benefits – actuarial gains on defined benefit schemes | – | – | – | – | 3.6 | 3.6 |
| Share-based compensation – charged to income statement | – | – | – | – | 0.9 | 0.9 |
| Exchange adjustments | – | – | – | 4.1 | – | 4.1 |
| **At 31 March 2006** | **875.4** | **1,407.8** | **(0.3)** | **5.2** | **2,523.2** | **4,811.3** |

The authorised ordinary share capital of the company was 1,119,000,000 ordinary shares of £1 each at 31 March 2006 (2005: 1,119,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2006 was 875,422,577 ordinary shares (2005: 561,572,377). The five-for-nine rights issue, structured so that the proceeds were received in two stages, was approved at the extraordinary general meeting of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds received in June 2005 raised £508.1 million (net of costs) reflecting the subscription of 309,286,997 further A shares. In July 2005, all A shares were then consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares. 4,563,203 ordinary shares were allotted during the year ended 31 March 2006 (2005: 4,444,371) for the exercise of options in accordance with the rules of the employee ShareSave schemes and the executive share option scheme for a total consideration of £20.2 million (2005: £20.0 million). The company has one class of ordinary shares which carry no rights to fixed dividends.

As allowed by section 230(4) of the Companies Act 1985, the company has not presented its own income statement. The amount of group profit for the financial year dealt with in the company's income statement is £315.0 million (2005: loss of £891.8 million) after accounting for dividends received from subsidiary undertakings of £323.6 million (2005: £302.2 million).

In the preparation of the company's financial statements for the year ended 31 March 2006, the directors have reconsidered the accounting treatment adopted in respect of the adjustments to the carrying value of certain investments in subsidiaries. The carrying value of certain subsidiaries was increased by £2,544.8 million during the year ended 31 March 2001 and subsequently decreased by £1,201.0 million during the year ended 31 March 2005. These adjustments to value were recognised directly in reserves. After consideration, the directors have concluded that the adjustments should have been recognised in the company's income statements for the years ended 31 March 2001 and 31 March 2005 respectively. Accordingly, the comparative disclosure in relation to the profit of the company, which is disclosed in the table above, has been restated by £1,201.0 million resulting in a loss for the year of £891.8 million. The separate reserve in which the adjustments were previously recognised has been reclassified to retained earnings. There is no overall impact on distributable reserves.

The revaluation reserve represents the uplift to deemed cost of the group's water and wastewater infrastructure assets on transition to IFRS, net of taxation.

## 24 Acquisition of subsidiary undertakings

On 12 May 2005, the group acquired 100 per cent of the issued share capital of Vertex Financial Services Holdings Limited (formerly Marlborough Stirling Group plc) for cash consideration of £97.3 million including attributable costs.

On 30 March 2006, the group and company acquired 100 per cent of the issued share capital of 1st Software Group Limited for initial cash consideration of £25.3 million. Potential further consideration of up to £13.5 million is payable subject to performance over the next two years.

The transactions have been accounted for by the purchase method of accounting. The net assets acquired in the transactions, and the goodwill arising, are as follows:

| | Vertex Financial Services Holdings Limited | | | 1st Software Group Limited | | |
|---|---|---|---|---|---|---|
| | Book value £m | Fair value adjustments £m | Fair value £m | Book value £m | Fair value adjustments £m | Fair value £m |
| Property, plant and equipment | 16.8 | (12.3) | 4.5 | 0.2 | (0.1) | 0.1 |
| Other intangible assets | – | 77.0 | 77.0 | – | 22.1 | 22.1 |
| Trade and other receivables | 18.1 | – | 18.1 | 0.5 | – | 0.5 |
| Cash and cash equivalents | 20.8 | – | 20.8 | 1.9 | – | 1.9 |
| Trade and other payables | (32.6) | – | (32.6) | (7.2) | – | (7.2) |
| Provisions | (3.9) | (34.3) | (38.2) | – | (1.6) | (1.6) |
| Deferred tax assets | 3.1 | 4.0 | 7.1 | – | – | – |
| Deferred tax liabilities | – | (9.0) | (9.0) | – | (6.1) | (6.1) |
| | 22.3 | 25.4 | 47.7 | (4.6) | 14.3 | 9.7 |
| Goodwill | | | 49.6 | | | 25.0 |
| Total consideration satisfied by cash and contingent consideration | | | 97.3 | | | 34.7 |
| Net cashflows arising on acquisition: | | | | | | |
| Cash consideration | | | (95.3) | | | (32.9) |
| Attributable costs | | | (2.0) | | | (1.8) |
| | | | (97.3) | | | (34.7) |
| Cash and cash equivalents acquired | | | 20.8 | | | 1.9 |
| Contingent consideration less amounts receivable | | | – | | | 7.5 |
| | | | (76.5) | | | (25.3) |

The goodwill arising on the acquisitions represents the excess of consideration over the fair value of the net assets and liabilities acquired.

Vertex Financial Services Holdings Limited contributed £74.7 million revenue and £9.9 million loss to the group's profit before tax for the period between the date of acquisition and the balance sheet date.

As 1st Software Group Limited was acquired on 30 March 2006, it did not materially contribute to the group's revenue and profit before tax for the period between the date of acquisition and the balance sheet date.

If both acquisitions had been completed on 1 April 2005, total group revenue for the period would have been £2,480.6 million and profit for the year would have been £312.9 million respectively, from continuing operations.

In addition to the cashflows above, £0.6 million deferred consideration was paid in relation to the acquisition of First Revenue Assurance LLC from the previous year.

## 25 Obligations under finance leases

| | Minimum lease payments | | Present value of minimum lease payments | |
|---|---|---|---|---|
| | 2006 £m | 2005 £m | 2006 £m | 2005 £m |
| Amounts payable under finance leases: | | | | |
| Within one year | 5.3 | 0.8 | 5.3 | 0.8 |
| In the second to fifth years inclusive | 32.9 | 27.6 | 32.9 | 27.6 |
| After five years | 42.3 | 52.6 | 42.3 | 52.6 |
| | 80.5 | 81.0 | | |
| Present value of lease obligations | | | 80.5 | 81.0 |
| Less amount due for settlement within 12 months | | | (5.3) | (0.8) |
| Amount due for settlement after 12 months | | | 75.2 | 80.2 |

It is the group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is eight years. For the year ended 31 March 2006, the average effective borrowing rate was 6.37 per cent. Interest rates are fixed at the contract date and thus expose the group to fair value interest rate risk. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The directors consider that the fair value of the group's lease obligations approximates to their carrying amount.

The group's obligations under finance leases are secured by the lessors' title to the leased assets.

## 26 Operating lease commitments

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Property £m | Plant and equipment £m | Property £m | Plant and equipment £m |
| **Commitments under non-cancellable operating leases expiring:** | | | | |
| Within one year | 0.1 | 0.1 | 0.3 | 0.9 |
| In the second to fifth years inclusive | 12.2 | 0.8 | 5.4 | 4.3 |
| After five years | 233.4 | 2.8 | 192.1 | 0.4 |
| | 245.7 | 3.7 | 197.8 | 5.6 |

## 27 Share-based payments

The company operates several share option schemes. Options are exercisable at a price equal to the average quoted market price of the company's shares on the date of grant. Options are forfeited if the employee leaves the group before the options vest.

Equity settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of shares that will eventually vest.

Fair value is measured by use of both simulation and binomial models according to the relevant measures of performance. The models include adjustments, based on management's best estimate, for the effects of exercise restrictions, behavioural considerations and expected dividend payments. The option life is derived by the models based on these assumptions and other assumptions identified below.

The total expense included within operating profit in respect of share-based payments was £5.1 million (2005: £4.7 million).

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group's companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2006, the Trust held 52,500 shares on trust and these shares will be used to satisfy awards payable under the group's performance share plan. All dividends payable on the shares during the year were waived.

Further details of the different types of share-based payments are as follows:

Company share option scheme 1999
The company share option scheme 1999 is for senior executives (excluding, with effect from the introduction of the group's long-term incentive plan, executive directors and other executives participating in that plan and its successor, the performance share plan).

Options under the company share option scheme 1999 are exercisable in a period beginning no earlier than three years (five years for discounted options under the former executive share option scheme, which are no longer granted) and ending no later than ten years from the date of grant.

Employee ShareSave scheme
The employee ShareSave scheme is available to all eligible employees and is based on SAYE savings contracts with options exercisable within a six-month period from the conclusion of a three or five-year period as appropriate from the date of grant. Under the terms and conditions of this scheme, for every month (up to no more than six months) an employee fails to contribute the agreed monthly amount determined under the rules of the scheme the last date exercisable will be delayed by one month.

**27 Share-based payments** continued

Performance share plan

The performance share plan ('PSP') is for senior executives of the group. Options under the performance share plan are exercisable no earlier than three years from the 31 March preceding the grant and have an exercise period of three months. PSP awards are subject to a Total Shareholder Return ('TSR') performance condition (a market-based measure of performance).

Vertex performance share plan

The Vertex PSP is for senior executives of the group. Options under the Vertex performance share plan are exercisable no earlier than three years from the 31 March preceding the grant and have an exercise period of three months. Vertex PSP awards are subject to both a TSR performance condition (a market-based measure of performance) and earnings before interest, taxation and amortisation ('EBITA') and return on capital employed ('ROCE') performance conditions (non-market based measures of performance).

Cash-settled share-based payments

The group issued to certain employees share appreciation rights ('SARs') that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. At 31 March 2006, the group has recorded liabilities of £0.3 million (2005: £nil). The fair value of the SARs is determined using the Black-Scholes pricing model using the assumptions noted below. The group recorded total expenses of £0.3 million (2005: £nil) during the year in respect of SARs. At 31 March 2006, the total intrinsic value of the vested SARs was £nil (2005: £nil).

Other share-based payment plan

The main all-employee scheme is the Inland Revenue approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

For those share option awards and SARs which gave rise to an expense in the year ended 31 March 2006, the assumptions used in the calculation of the fair values were as follows:

| | Company share option scheme 1999 | Employee ShareSave scheme | Performance share plan | Vertex performance share plan | Cash settled share-based payments |
|---|---|---|---|---|---|
| Weighted average exercise price (£) | 5.44 | 4.05 | – | – | – |
| Vesting period (years) | 3.0 | 3.4 | 3.0 | 3.0 | 3.0 |
| Expected volatility (%) | 26.7 | 28.4 | 17.6 | 18.7 | 14.0 |
| Expected option life after adjustment for anticipated forfeiture (years) | 6.5 | 3.49 | 2.8 | 2.8 | 1.8 |
| Risk free rate (%) | 4.40 | 4.44 | 4.12 | 4.25 | 4.38 |
| Expected dividend yield (%) | 9.33 | 9.24 | 8.57 | 7.37 | 6.34 |
| Fair value (£ per share) | 0.68 | 0.81 | 1.99 | 7.14 | 6.24 |

For those share option awards and SARs which gave rise to an expense in the year ended 31 March 2005, the assumptions used in the calculation of the fair values were as follows:

| | Company share option scheme 1999 | Employee ShareSave scheme | Performance share plan | Vertex performance share plan | Cash settled share-based payments |
|---|---|---|---|---|---|
| Weighted average exercise price (£) | 5.44 | 4.07 | – | – | – |
| Vesting period (years) | 3.0 | 3.66 | 3.0 | 3.0 | 3.0 |
| Expected volatility (%) | 26.7 | 28.2 | 18.8 | 20.5 | 14.3 |
| Expected option life after adjustment for anticipated forfeiture (years) | 6.5 | 3.80 | 2.8 | 2.7 | 1.2 |
| Risk free rate (%) | 4.40 | 4.44 | 4.44 | 4.44 | 4.49 |
| Expected dividend yield (%) | 9.33 | 9.24 | 9.35 | 8.0 | 6.48 |
| Fair value (£ per share) | 0.68 | 0.79 | 1.95 | 6.64 | 6.48 |

## 27 Share-based payments continued

The expected volatility is based on the historic volatility of the company's share price over the expected life of the option. The movement in total outstanding options in respect of the awards identified above is provided below:

| | Company share option scheme 1999 | | Employee ShareSave scheme | | Performance share plan | | Vertex performance share plan | | Cash share-based payments |
|---|---|---|---|---|---|---|---|---|---|
| | Number of options | Weighted average exercise price (£) | Number of options | Weighted average exercise price (£) | Number of options | Weighted average exercise price (£) | Number of options | Weighted average exercise price (£) | Number of SARs |
| Outstanding at 1 April 2004 | 807,343 | 5.44 | 4,359,784 | – | 1,477,986 | – | – | – | – |
| Granted | – | – | – | – | 1,276,414 | – | 466,435 | – | 66,008 |
| Forfeited | – | – | (252,142) | – | (70,923) | – | (9,004) | – | – |
| Exercised | (8,392) | 5.44 | (13,896) | – | (235) | – | – | – | – |
| Expired | (43,924) | 5.44 | (18,249) | – | – | – | – | – | – |
| Outstanding at 1 April 2005 | 755,027 | 5.44 | 4,075,497 | 4.09 | 2,683,242 | – | 457,431 | – | 66,008 |
| Granted | – | – | – | – | 1,227,911 | – | 551,991 | – | 80,632 |
| Forfeited | – | – | (284,292) | 4.06 | (280,467) | – | (95,726) | – | (19,233) |
| Exercised | (313,478) | 5.44 | (968,228) | 4.20 | – | – | – | – | – |
| Expired | (20,596) | 5.44 | (12,106) | 4.06 | – | – | – | – | – |
| **Outstanding at 31 March 2006** | **420,953** | **5.44** | **2,810,871** | **4.05** | **3,630,686** | **–** | **913,696** | **–** | **127,407** |
| **Range of prices:** | | | | | | | | | |
| **31 March 2006** | | **5.44** | | **3.96-4.23** | | **–** | | **–** | **–** |
| 31 March 2005 | | 5.44 | | 3.96-4.23 | | – | | – | – |
| **Contractual remaining life:** | | | | | | | | | |
| **31 March 2006** | **6.7 years** | | **2.4 years** | | **2.3 years** | | **2.3 years** | | **2.3 years** |
| 31 March 2005 | 7.7 years | | 3.4 years | | 2.3 years | | 2.3 years | | 2.3 years |

None of the share options identified above as outstanding at 31 March 2006 had vested at that date.

Options outstanding at 31 March under the share option schemes which are outside the scope of IFRS 2 'Share-based Payment', together with their exercise prices and dates, were:

| | 2006 | 2005 | Exercise price | Normal dates of exercise |
|---|---|---|---|---|
| Employee ShareSave scheme | – | 220,027 | 407.7p[1] | 2003 or 2005 |
| | **50,575** | 730,638 | 481.2p[1] | 2004 or 2006 |
| | **901,517** | 1,132,775 | 432.3p[1] | 2005 or 2007 |
| Executive share option scheme | – | 55,791 | 505.4p[2] | 1998 to 2005 |
| | **27,475** | 68,361 | 470.8p[2] | 1999 to 2006 |
| | **72,543** | 145,412 | 543.0p[2] | 2000 to 2007 |
| | **63,097** | 90,496 | 546.4p[2] | 2000 to 2007 |
| | **237,588** | 333,309 | 664.5p[2] | 2000 to 2007 |
| | **111,178** | 128,947 | 766.0p[2] | 2001 to 2008 |
| | **170,825** | 180,365 | 750.5p[2] | 2001 to 2008 |
| | **553,261** | 685,349 | 664.0p[2] | 2002 to 2009 |
| Company share option scheme 1999 | **91,100** | 162,868 | 532.2p[2] | 2002 to 2009 |
| | **423,842** | 633,714 | 587.9p[2] | 2003 to 2010 |
| | **190,543** | 303,336 | 575.8p[2] | 2003 to 2010 |
| | **402,966** | 682,259 | 563.7p[2] | 2004 to 2011 |
| | **206,056** | 389,742 | 509.3p[2] | 2005 to 2012 |
| | **714,913** | 1,382,215 | 528.3p[2] | 2005 to 2012 |
| | **4,217,479** | 7,325,604 | | |

**Notes:**

(1) The exercise price represents 80 per cent of the market price at the date the option was granted.
(2) The exercise price equalled the market price at the date the option was granted.

Financial statements

### 28 Related party transactions

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Trading transactions
The following transactions were carried out with other related parties:

Group

| | Sales of goods | | Purchases of goods | | Amounts owed by related parties | | Amounts owed to related parties | |
|---|---|---|---|---|---|---|---|---|
| | **2006 £m** | 2005 £m | **2006 £m** | 2005 £m | **2006 £m** | 2005 £m | **2006 £m** | 2005 £m |
| Joint ventures | **80.3** | 71.1 | **28.1** | – | **21.7** | 14.6 | **3.5** | – |
| Associate | **1.0** | – | **0.5** | – | **0.8** | – | **1.5** | – |

Sale of goods to related parties were on the group's normal trading terms.

Company
The parent company receives dividend and interest income from, and recharges certain costs to, subsidiary undertakings in the normal course of business.

Total income received during the year amounted to £341.1 million (2005: £314.6 million) and total recharges were £12.1 million (2005: £(17.2) million).

Amounts outstanding at 31 March 2006 and 2005 between the parent company and subsidiary undertakings are provided in notes 15 and 22. There were no amounts outstanding between the parent company and its associate at 31 March 2006 or 31 March 2005.

Related party receivables and payables are not secured and no guarantees were issued in respect thereof and will be settled in accordance with normal credit terms.

The directors and key management of the company are considered to be the same as for the group. Information on the remuneration of key management personnel can be found in note 2 of these financial statements.

### 29 Cash generated from/(used in) operations

| | Group | | Company | |
|---|---|---|---|---|
| | **2006 £m** | 2005 £m | **2006 £m** | 2005 £m |
| *Continuing operations* | | | | |
| Profit before taxation | **439.3** | 367.6 | **44.5** | 54.9 |
| Adjustment for investment income and finance expense | **300.7** | 283.8 | **(37.6)** | (48.6) |
| Operating profit | **740.0** | 651.4 | **6.9** | 6.3 |
| Restructuring costs within operating profit | **25.5** | 29.7 | **–** | – |
| Adjustments for: | | | | |
| Depreciation of property, plant and equipment | **265.0** | 268.3 | **–** | – |
| Amortisation of intangible assets | **55.3** | 62.6 | **–** | – |
| Profit on disposal of property, plant and equipment | **(4.8)** | (4.4) | **–** | – |
| Changes in working capital: | | | | |
| Decrease/(increase) in inventories | **8.7** | (3.2) | **–** | – |
| (Increase)/decrease in trade and other receivables | **(153.2)** | 25.2 | **(7.2)** | (10.1) |
| Increase/(decrease) in provisions and payables | **81.7** | (269.0) | **(25.2)** | 346.1 |
| Outflow related to restructuring costs | **(13.7)** | (28.4) | **0.2** | (0.3) |
| Cash generated from/(used in) continuing operations | **1,004.5** | 732.2 | **(25.3)** | 342.0 |
| *Discontinued operation* | | | | |
| Loss from operations | **(17.6)** | (11.5) | | |
| Adjustments for: | | | | |
| Depreciation of property, plant and equipment | **13.2** | 20.9 | | |
| Amortisation of intangible assets | **4.9** | 6.7 | | |
| Profit on disposal of property, plant and equipment | **–** | – | | |
| Changes in working capital: | | | | |
| Decrease/(increase) in inventories | **0.2** | (2.9) | | |
| Decrease/(increase) in trade and other receivables | **10.2** | (14.8) | | |
| Decrease in payables | **(22.9)** | (9.9) | | |
| Outflow related to restructuring costs | **–** | (4.4) | | |
| Cash used in discontinued operation | **(12.0)** | (15.9) | | |

### 29 Cash generated from operations continued

The net cash inflow for the year ended 31 March 2005 in relation to disposal of subsidiaries of £64.8 million relates mainly to the sale of United Utilities Green Energy Limited.

Non-cash transactions
As described in note 7, on 26 February 2006 the group disposed of its interest in the Your Communications business, the total fair value of consideration of £68.1 million was satisfied by the issue of ordinary shares and contingent share options. There were no other material non-cash transactions during the year (2005: none) affecting either the group or company.

### 30 Contingent liabilities

The company guaranteed loans of group undertakings up to a maximum amount of £519.5 million (2005: £654.4 million), including £429.5 million (2005: £564.4 million) relating to United Utilities Water PLC's loans from European Investment Bank and £90.0 million (2005: £90.0 million) relating to United Utilities Electricity PLC's loans from European Investment Bank.

The company has entered into performance guarantees as at 31 March 2006, where a financial limit has been specified of £124.3 million (2005: £84.1 million).

### 31 Events after the balance sheet date

There were no events arising after the balance sheet date that require recognition or disclosure in the financial statements for the year ended 31 March 2006.

### 32 Adoption of International Financial Reporting Standards

From 1 January 2005, all European Union listed companies are required to prepare consolidated financial statements under International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and endorsed by the European Union. Accordingly, the results for the year ended 31 March 2006 have been prepared in accordance with IFRS accounting policies. The group's previously reported results for the year ended 31 March 2005 have been restated, the date of transition to IFRS being 1 April 2004.

In accordance with International Financial Reporting Standard 1 'First-time Adoption of International Financial Reporting Standards' (IFRS 1), the group's accounting policies under IFRS have been applied retrospectively at the date of transition, with the exception of a number of permitted exemptions. These are summarised below:

- The application of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' with effect from 1 April 2005;
- The establishment of a deemed cost for the opening balance sheet carrying value of the water and wastewater infrastructure non-current assets by reference to fair value at 1 April 2004;
- The selection of 1 April 1999 as the date of adoption of IFRS 3 'Business Combinations' and, as a consequence, IAS 38 'Intangible Assets' and IAS 36 'Impairment of Assets';
- The application of IFRS 2 'Share-based Payment' to those share options granted after 7 November 2002 but which had not vested by 1 April 2004;
- The setting to zero of all cumulative translation differences at 1 April 2004; and
- The recognition, in full, of all actuarial gains and losses relating to pension schemes at 1 April 2004 and, prospectively, through the statement of recognised income and expense.

The major areas of impact of IFRS are summarised below:

Infrastructure accounting
IAS 16 'Property, Plant and Equipment'
The significant impact of IAS 16 relates to the accounting for water and wastewater infrastructure assets within the group's licensed multi-utility operations. Under UK GAAP, these assets were accounted for in accordance with renewals accounting by which the water and wastewater infrastructure networks are assumed to be single assets and the depreciation charged is the estimated level of annual expenditure required to maintain the operating capability of the networks. Actual expenditure is then capitalised as incurred.

Under IAS 16 this treatment is not permitted. Therefore, the significant parts within the infrastructure networks have been identified and, for each, a useful life and residual value determined so that each segment may be depreciated individually. Furthermore, the classification between operating expenditure and capital expenditure for amounts incurred in maintaining the networks has been reassessed.

In addition, a deemed cost has been established for the opening balance sheet carrying value of the infrastructure networks by reference to fair value at 1 April 2004.

The segments recognised within the water and wastewater networks have been based upon asset class (for example sewers, water mains and tunnels) since no single pipe or section of sewer is significant compared to the total value of the networks. This has led to the identification of 14 segments which have been assigned zero residual values at the end of their useful lives. The lives allocated to these segments range from 15 to 300 years. This treatment results in an additional depreciation charge of £27.0 million in the 2005 IFRS reported results when compared with UK GAAP. Since the UK GAAP classification of expenditure between operating expenses and costs to be capitalised remains the most appropriate treatment under IAS 16, this additional depreciation directly impacts profit before tax.

The election to record the carrying value of the water and wastewater infrastructure networks at fair value, and to use that fair value as the deemed cost in the opening IFRS balance sheet, increases net assets by £145.2 million (net of deferred tax) as at 31 March 2005 compared with UK GAAP.

There is no impact of IFRS on the amounts reported under UK GAAP for electricity infrastructure assets.

**32 Adoption of International Financial Reporting Standards** continued

Interests in joint ventures

IAS 31 'Interests in Joint Ventures'

For the purposes of UK GAAP, FRS 9 'Associates and Joint Ventures' requires joint ventures to be accounted for in consolidated financial statements using the gross equity method. IAS 31 does not permit gross equity accounting and instead presents the options of equity accounting or proportionate consolidation.

The group has elected to apply proportionate consolidation on adoption of IAS 31.

The application of proportionate consolidation results in the group including its share of each joint venture income statement and balance sheet account caption on a line-by-line basis within the consolidated financial statements. Proportionate consolidation does not affect operating profit, profit before tax or net assets. However, proportionate consolidation does have a material impact on certain individual balance sheet captions: most noticeably at 31 March 2005 an increase of £206.0 million in property, plant and equipment and increased borrowings of £178.9 million, which is typically non-recourse to the group.

Defined benefit pension schemes

IAS 19 'Employee Benefits'

The group prepared its 2005 UK GAAP results in accordance with SSAP 24 'Accounting for Pension Costs', with FRS 17 'Retirement Benefits' transitional disclosures provided in the notes to the accounts. FRS 17 became fully effective for accounting periods beginning on or after 1 January 2005. The group has not adopted FRS 17 and has moved directly to IAS 19.

Under SSAP 24, any pension scheme surplus or deficit identified at the most recent actuarial valuation is recognised gradually through the income statement over the average expected future working lifetime of current employees. The net pension cost under SSAP 24 therefore includes both the cost of providing an additional year of pension benefits to employees (regular cost) and an element of the surplus/deficit relating to previous years (variation). The difference between employer's contributions paid and the SSAP 24 net pension cost is recognised as a prepayment/accrual, resulting in a balance sheet position that does not necessarily reflect the actuarial position. Interest is calculated on this balance sheet entry and is also included within the net pension cost. In accordance with IAS 19, any legal and constructive obligation for post employment benefit plans must be immediately recognised as an asset or liability on the balance sheet. Where actual experience differs from the assumptions made at the start of a financial year, actuarial gains and losses will be recognised through the statement of recognised income and expense.

The adoption of IAS 19 increases the 2005 profit before tax by £4.5 million compared with UK GAAP.

The de-recognition of the UK GAAP SSAP 24 prepayment reduces net assets by £272.4 million (net of deferred tax). The SSAP 24 prepayment reflected the lump sum payment of £320.0 million (pre-tax) made at 31 March 2005. Net assets are then further reduced by the recognition of the IAS 19 deficit of £59.2 million (net of deferred tax).

Business combinations

IFRS 3 'Business Combinations'/IAS 38 'Intangible Assets'

Under IFRS, the recognition test for intangible assets acquired in business combinations is less restrictive than that of UK GAAP, and therefore more intangible assets will be separately identified from goodwill. FRS 10 'Goodwill and Intangible Assets' requires an intangible asset to be controlled by the entity through custody or legal rights and to be capable of disposal separately from the business. By contrast IAS 38 does not require an intangible to be separable from the entity if its ownership can be demonstrated through contractual or legal rights.

Goodwill is not amortised under IFRS, but rather subject to annual impairment reviews.

Intangible assets (other than goodwill) are stated at cost less accumulated amortisation and are amortised over their useful lives on a straight-line basis.

IFRS 3 has a minimal impact on the net assets of the group, with the reduction in goodwill broadly offset by the recognition of newly identified intangible assets from business combinations (mainly relating to customer lists and contracts). However, IAS 12 'Income Taxes' requires a deferred tax liability to be created for any transfers from goodwill to intangible fixed assets. This deferred tax liability results in an increase in the goodwill arising on the business combinations of £13.8 million as at 31 March 2005.

Since goodwill is no longer being amortised, the 2005 amortisation charge reduces by £7.5 million. Profit on sale or termination of operations for 2005 is reduced by £2.1 million due to the reversal of goodwill amortisation relating to businesses disposed of in 2004/05.

Deferred tax

IAS 12 'Income Taxes'

The major impact of IAS 12 relates to discounting of deferred tax not being permitted. FRS 19 'Deferred Tax' permits, but does not require, a deferred tax asset or liability to be discounted and as a result the group has been able to apply a policy of discounting its deferred tax liability. However, IAS 12 does not permit discounting in any circumstances. This is of particular significance to a utility business where any reversal of timing differences is likely to be deferred long into the future due to the long asset lives of network assets. The inability to discount results in an increase in the balance sheet deferred tax liability of £952.0 million at 31 March 2005 and consequently a reduction in net assets.

The deferred tax impacts arising from any other IFRS adjustments are included in the relevant sections.

Dividends

IAS 10 'Events After the Balance Sheet Date'

IAS 10 and SSAP 17 'Accounting for Post Balance Sheet Events' both distinguish 'adjusting events' from 'non-adjusting events' with similar definitions and applications. However, under IAS 10 dividends may not be recognised until they have been appropriately authorised and are no longer at the discretion of the entity. Therefore, if this occurs after the balance sheet date, the dividends are not recognised as a liability at the balance sheet date. However, they are disclosed in the notes to the accounts in accordance with IAS 1 'Presentation of Financial Statements'.

Dividends are no longer recognised within the income statement and are recorded directly within reserves. The final dividend of £219.4 million included with the UK GAAP financial statements for 2004/05 has been reversed at 31 March 2005, thereby increasing net assets.

## 32 Adoption of International Financial Reporting Standards continued

Accounting for derivatives

IAS 39 'Financial Instruments: Recognition and Measurement'

The group is taking the exemption offered by IFRS 1 to apply IAS 39 with effect from 1 April 2005 rather than 1 April 2004 (the date of transition). The comparative information for 2004/05 within the 31 March 2006 IFRS financial statements therefore reflects derivatives accounted for under UK GAAP.

Under UK GAAP, debt is carried at its hedged amount and the fair values of derivatives are not recognised in the balance sheet. Under IAS 39, the default treatment is for debt to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, IAS 39 allows changes in the recognised value of hedged debt that are attributable to the hedged risk to be adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been and will continue to be an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

As a result of applying IAS 39, liabilities in respect of derivatives and borrowings totalling £65.8 million are recognised at 1 April 2005. This is offset by a reduction in gross debt to account for the hedged risk of £70.4 million, resulting in a reduction to net assets of £4.6 million (pre-tax) compared with UK GAAP.

Reconciliation of equity at 1 April 2004 (Date of transition to IFRS)

| Group | UK GAAP £m | Infra-structure accounting £m | Interests in joint ventures £m | Defined benefit pension schemes £m | Business combina-tions £m | Deferred tax £m | Dividends £m | Other £m | IFRS £m |
|---|---|---|---|---|---|---|---|---|---|
| Property, plant and equipment | 7,769.4 | 234.5 | 164.9 | – | – | – | – | (184.3) | 7,984.5 |
| Goodwill | 116.1 | – | 16.3 | – | 4.9 | – | – | (50.5) | 86.8 |
| Other intangible assets | – | – | – | – | – | – | – | 229.7 | 229.7 |
| Investments | 73.0 | – | (68.0) | – | – | – | – | (2.0) | 3.0 |
| **Total non-current assets** | 7,958.5 | 234.5 | 113.2 | – | 4.9 | – | – | (7.1) | 8,304.0 |
| Inventories | 17.1 | – | 0.9 | – | – | – | – | 9.3 | 27.3 |
| Trade and other receivables | 493.9 | – | 46.8 | (97.0) | – | – | – | (19.0) | 424.7 |
| Investments | 1,007.8 | – | – | – | – | – | – | (989.2) | 18.6 |
| Cash and short-term deposits | 42.1 | – | 41.1 | – | – | – | – | 989.2 | 1,072.4 |
| **Total current assets** | 1,560.9 | – | 88.8 | (97.0) | – | – | – | (9.7) | 1,543.0 |
| **Total assets** | 9,519.4 | 234.5 | 202.0 | (97.0) | 4.9 | – | – | (16.8) | 9,847.0 |
| Trade and other payables | 314.6 | – | 1.2 | – | – | – | – | | 315.8 |
| Borrowings | 4,387.4 | – | 167.4 | – | – | – | – | – | 4,554.8 |
| Retirement benefit obligations | – | – | – | 381.3 | – | – | – | – | 381.3 |
| Deferred tax | 331.4 | 68.0 | 0.3 | (140.4) | 9.1 | 942.9 | – | 6.7 | 1,218.0 |
| Provisions | 8.3 | – | 0.8 | – | – | – | – | – | 9.1 |
| **Total non-current liabilities** | 5,041.7 | 68.0 | 169.7 | 240.9 | 9.1 | 942.9 | – | 6.7 | 6,479.0 |
| Trade and other payables | 1,169.5 | – | 29.5 | (10.2) | – | – | (212.7) | (15.1) | 961.0 |
| Borrowings | 82.3 | – | – | – | – | – | – | – | 82.3 |
| Current income tax liabilities | 123.0 | – | 2.8 | – | – | – | – | – | 125.8 |
| **Total current liabilities** | 1,374.8 | – | 32.3 | (10.2) | – | – | (212.7) | (15.1) | 1,169.1 |
| **Total liabilities** | 6,416.5 | 68.0 | 202.0 | 230.7 | 9.1 | 942.9 | (212.7) | (8.4) | 7,648.1 |
| **Total net assets** | 3,102.9 | 166.5 | – | (327.7) | (4.2) | (942.9) | 212.7 | (8.4) | 2,198.9 |
| Share capital | 711.8 | – | – | – | – | – | – | – | 711.8 |
| Share premium account | 1,023.1 | – | – | – | – | – | – | – | 1,023.1 |
| Revaluation reserve | – | – | – | – | – | – | – | 158.8 | 158.8 |
| Treasury shares | – | – | – | – | – | – | – | (2.3) | (2.3) |
| Cumulative exchange reserve | – | – | – | – | – | – | – | – | – |
| Retained earnings | 1,348.4 | 166.5 | – | (327.7) | (4.2) | (942.9) | 212.7 | (164.9) | 287.9 |
| **Shareholders' equity** | 3,083.3 | 166.5 | – | (327.7) | (4.2) | (942.9) | 212.7 | (8.4) | 2,179.3 |
| Minority interest | 19.6 | – | – | – | – | – | – | – | 19.6 |
| **Total equity** | 3,102.9 | 166.5 | – | (327.7) | (4.2) | (942.9) | 212.7 | (8.4) | 2,198.9 |

## 32 Adoption of International Financial Reporting Standards continued

Reconciliation of equity at 1 April 2004 (Date of transition to IFRS)

| Company | UK GAAP £m | Defined benefit pension schemes £m | Dividends £m | Other £m | IFRS £m |
|---|---|---|---|---|---|
| Property, plant and equipment | 0.9 | – | – | – | 0.9 |
| Investments | 5,738.4 | – | – | – | 5,738.4 |
| **Total non-current assets** | 5,739.3 | – | – | – | 5,739.3 |
| Trade and other receivables | 937.2 | – | (177.6) | – | 759.6 |
| Investments | 637.5 | – | – | (637.5) | – |
| Cash and short-term deposits | 89.6 | – | – | 637.5 | 727.1 |
| **Total current assets** | 1,664.3 | – | (177.6) | – | 1,486.7 |
| **Total assets** | 7,403.6 | – | (177.6) | – | 7,226.0 |
| Borrowings | 1,120.6 | – | – | – | 1,120.6 |
| Retirement benefit obligations | – | 15.6 | – | – | 15.6 |
| Deferred tax | – | – | – | 2.1 | 2.1 |
| **Total non-current liabilities** | 1,120.6 | 15.6 | – | 2.1 | 1,138.3 |
| Trade and other payables | 796.0 | – | (212.7) | (6.9) | 576.4 |
| Borrowings | 7.4 | – | – | – | 7.4 |
| **Total current liabilities** | 803.4 | – | (212.7) | (6.9) | 583.8 |
| **Total liabilities** | 1,924.0 | 15.6 | (212.7) | (4.8) | 1,722.1 |
| **Total net assets** | 5,479.6 | (15.6) | 35.1 | 4.8 | 5,503.9 |
| Share capital | 711.8 | – | – | – | 711.8 |
| Share premium account | 1,023.1 | – | – | – | 1,023.1 |
| Treasury shares | – | – | – | (2.3) | (2.3) |
| Cumulative exchange reserve | – | – | – | – | – |
| Retained earnings | 3,744.7 | (15.6) | 35.1 | 7.1 | 3,771.3 |
| **Shareholders' equity** | 5,479.6 | (15.6) | 35.1 | 4.8 | 5,503.9 |

Financial statements

## 32 Adoption of International Financial Reporting Standards continued

Reconciliation of equity at 31 March 2005

| Group | UK GAAP £m | Infra-structure accounting £m | Interests in joint ventures £m | Defined benefit pension schemes £m | Business combina-tions £m | Deferred tax £m | Dividends £m | Other £m | IFRS £m |
|---|---|---|---|---|---|---|---|---|---|
| Property, plant and equipment | **8,234.9** | 207.5 | 206.0 | – | – | – | – | (173.9) | **8,474.5** |
| Goodwill | **116.9** | – | 11.3 | – | 13.8 | – | – | (41.4) | **100.6** |
| Other intangible assets | – | – | – | – | – | – | – | 192.8 | **192.8** |
| Investments | **80.2** | – | (70.5) | – | – | – | – | – | **9.7** |
| Trade and other receivables | – | – | – | – | – | – | – | 23.4 | **23.4** |
| **Total non-current assets** | **8,432.0** | 207.5 | 146.8 | – | 13.8 | – | – | 0.9 | **8,801.0** |
| Inventories | **19.1** | – | 2.6 | – | – | – | – | 19.2 | **40.9** |
| Trade and other receivables | **774.9** | – | 31.8 | (401.2) | – | – | – | (20.5) | **385.0** |
| Investments | **833.3** | – | (1.3) | – | – | – | – | (812.3) | **19.7** |
| Cash and short-term deposits | **49.0** | – | 41.4 | – | – | – | – | 812.3 | **902.7** |
| **Total current assets** | **1,676.3** | – | 74.5 | (401.2) | – | – | – | (1.3) | **1,348.3** |
| **Total assets** | **10,108.3** | 207.5 | 221.3 | (401.2) | 13.8 | – | – | (0.4) | **10,149.3** |
| Trade and other payables | **323.3** | – | 14.0 | – | – | – | – | – | **337.3** |
| Borrowings | **4,497.2** | – | 171.8 | – | – | – | – | – | **4,669.0** |
| Retirement benefit obligations | – | – | – | 84.6 | – | – | – | – | **84.6** |
| Deferred tax | **395.2** | 62.3 | – | (142.0) | 10.9 | 952.0 | – | 58.9 | **1,337.3** |
| **Total non-current liabilities** | **5,215.7** | 62.3 | 185.8 | (57.4) | 10.9 | 952.0 | – | 58.9 | **6,428.2** |
| Trade and other payables | **1,157.0** | – | 25.7 | (12.2) | – | – | (219.4) | (1.1) | **950.0** |
| Borrowings | **505.2** | – | 7.1 | – | – | – | – | – | **512.3** |
| Current income tax liabilities | **94.4** | – | 1.6 | – | – | – | – | – | **96.0** |
| Provisions | **17.3** | – | 1.1 | – | – | – | – | – | **18.4** |
| **Total current liabilities** | **1,773.9** | – | 35.5 | (12.2) | – | – | (219.4) | (1.1) | **1,576.7** |
| **Total liabilities** | **6,989.6** | 62.3 | 221.3 | (69.6) | 10.9 | 952.0 | (219.4) | 57.8 | **8,004.9** |
| **Total net assets** | **3,118.7** | 145.2 | – | (331.6) | 2.9 | (952.0) | 219.4 | (58.2) | **2,144.4** |
| Share capital | **716.2** | – | – | – | – | – | – | – | **716.2** |
| Share premium account | **1,038.7** | – | – | – | – | – | – | – | **1,038.7** |
| Revaluation reserve | – | 158.8 | – | – | – | – | – | – | **158.8** |
| Treasury shares | – | – | – | – | – | – | – | (0.3) | **(0.3)** |
| Cumulative exchange reserve | – | – | – | – | – | – | – | 3.7 | **3.7** |
| Retained earnings | **1,362.5** | (13.6) | – | (331.6) | 2.9 | (952.0) | 219.4 | (61.6) | **226.0** |
| **Shareholders' equity** | **3,117.4** | 145.2 | – | (331.6) | 2.9 | (952.0) | 219.4 | (58.2) | **2,143.1** |
| Minority interest | **1.3** | – | – | – | – | – | – | – | **1.3** |
| **Total equity** | **3,118.7** | 145.2 | – | (331.6) | 2.9 | (952.0) | 219.4 | (58.2) | **2,144.4** |

## 32 Adoption of International Financial Reporting Standards continued

Reconciliation of equity at 31 March 2005

| Company | UK GAAP £m | Defined benefit pension schemes £m | Dividends £m | Other £m | IFRS £m |
|---|---|---|---|---|---|
| Property, plant and equipment | 0.8 | – | – | – | 0.8 |
| Investments | 4,833.1 | – | – | – | 4,833.1 |
| **Total non-current assets** | 4,833.9 | – | – | – | 4,833.9 |
| Trade and other receivables | 1,005.9 | (8.2) | (198.6) | – | 799.1 |
| Investments | 319.3 | – | – | (319.3) | – |
| Cash and short-term deposits | 34.6 | – | – | 319.3 | 353.9 |
| **Total current assets** | 1,359.8 | (8.2) | (198.6) | – | 1,153.0 |
| **Total assets** | 6,193.7 | (8.2) | (198.6) | – | 5,986.9 |
| Borrowings | 914.9 | – | – | – | 914.9 |
| Retirement benefit obligations | – | 8.2 | – | – | 8.2 |
| Deferred tax | – | – | – | 3.1 | 3.1 |
| **Total non-current liabilities** | 914.9 | 8.2 | – | 3.1 | 926.2 |
| Trade and other payables | 774.0 | (12.1) | (219.4) | (12.0) | 530.5 |
| Borrowings | 212.1 | – | – | – | 212.1 |
| Provisions | 0.4 | – | – | – | 0.4 |
| **Total current liabilities** | 986.5 | (12.1) | (219.4) | (12.0) | 743.0 |
| **Total liabilities** | 1,901.4 | (3.9) | (219.4) | (8.9) | 1,669.2 |
| **Total net assets** | 4,292.3 | (4.3) | 20.8 | 8.9 | 4,317.7 |
| Share capital | 716.2 | – | – | – | 716.2 |
| Share premium account | 1,038.7 | – | – | – | 1,038.7 |
| Treasury shares | – | – | – | (0.3) | (0.3) |
| Cumulative exchange reserve | – | – | – | 1.1 | 1.1 |
| Retained earnings | 2,537.4 | (4.3) | 20.8 | 8.1 | 2,562.0 |
| **Shareholders' equity** | 4,292.3 | (4.3) | 20.8 | 8.9 | 4,317.7 |

Reconciliation of profit for the year ended 31 March 2005

| | UK GAAP £m | Infra-structure accounting £m | Interests in joint ventures £m | Defined benefit pension schemes £m | Business combina-tions £m | Deferred tax £m | Other £m | Discontinued operation £m | IFRS £m |
|---|---|---|---|---|---|---|---|---|---|
| *Continuing operations* | | | | | | | | | |
| Revenue | 2,253.9 | – | 83.5 | – | – | – | – | (233.7) | 2,103.7 |
| Other income | 11.9 | – | 1.2 | – | (2.1) | – | 8.8 | – | 19.8 |
| Employee benefits expense | (425.8) | – | – | 4.5 | – | – | (0.4) | 28.9 | (392.8) |
| Depreciation and amortisation expense | (381.4) | (27.0) | (10.7) | – | 7.5 | – | (0.4) | 81.3 | (330.7) |
| Other operating costs | (805.7) | – | (51.3) | – | – | – | 3.1 | 135.0 | (718.9) |
| Restructuring costs | (29.7) | – | – | – | – | – | – | – | (29.7) |
| **Total operating expenses** | (1,630.7) | (27.0) | (60.8) | 4.5 | 5.4 | – | 11.1 | 245.2 | (1,452.3) |
| **Operating profit** | 623.2 | (27.0) | 22.7 | 4.5 | 5.4 | – | 11.1 | 11.5 | 651.4 |
| Share of operating profit of joint ventures | 22.7 | – | (22.7) | – | – | – | – | – | – |
| **Total operating profit** | 645.9 | (27.0) | – | 4.5 | 5.4 | – | 11.1 | 11.5 | 651.4 |
| Profit on sale or termination of operations | 4.5 | – | – | – | – | – | (4.5) | – | – |
| Profit on disposal of fixed assets | 4.1 | – | – | – | – | – | (4.1) | – | – |
| **Profit before interest** | 654.5 | (27.0) | – | 4.5 | 5.4 | – | 2.5 | 11.5 | 651.4 |
| Investment income | 38.4 | – | – | – | – | – | (0.1) | – | 38.3 |
| Finance expense | (322.5) | – | – | – | – | – | 0.4 | – | (322.1) |
| **Profit before taxation** | 370.4 | (27.0) | – | 4.5 | 5.4 | – | 2.8 | 11.5 | 367.6 |
| Taxation | (35.5) | 5.8 | | (1.3) | 2.9 | (65.6) | (0.3) | (2.1) | (96.1) |
| **Profit for the year from continuing operations** | 334.9 | (21.2) | – | 3.2 | 8.3 | (65.6) | 2.5 | 9.4 | 271.5 |
| *Discontinued operation* | | | | | | | | | |
| Loss for the year from discontinued operation | – | – | – | – | – | – | – | (9.4) | (9.4) |
| **Profit for the year** | 334.9 | (21.2) | – | 3.2 | 8.3 | (65.6) | 2.5 | – | 262.1 |

## 33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America

The group's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as adopted in the European Union, which differ in certain respects from accounting principles generally accepted in the United States of America (US GAAP). Reconciliations of profit after taxation (or net income) and total equity and the group's financial position under IFRS and those under US GAAP are set out below.

### Effect on net income of differences between IFRS and US GAAP

| For the year ended 31 March | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| Net income in accordance with IFRS | | 208.2 | 262.1 |
| Profit attributable to minority interest | | (0.3) | (1.8) |
| **US GAAP adjustments:** | | | |
| – Pensions | (a) | (55.1) | (5.3) |
| – Infrastructure assets | (b) | - | 11.2 |
| – Provisions | (c) | 5.8 | (5.2) |
| – Capitalisation of interest | (d) | 46.3 | 85.4 |
| – Amortisation of capitalised interest | (d) | (14.4) | (13.5) |
| – (Loss)/gain on sale of business | (e) | (0.3) | 1.0 |
| – Impairment of long-lived assets other than goodwill | (f) | (16.6) | (2.6) |
| – Derivatives and hedging activities | (g) | 32.6 | (69.1) |
| – Share-based compensation | (h) | (7.2) | (9.4) |
| – Revenue and related profit recognition | (i) | (14.6) | (7.0) |
| – Business combinations and goodwill | (j) | (6.6) | (0.6) |
| – Deferred taxes | (k) | – | (0.7) |
| – Tax effect of US GAAP adjustments | (k) | (2.7) | 6.2 |
| Net income in accordance with US GAAP | | 175.1 | 250.7 |
| Net income per £1 ordinary share in accordance with US GAAP basic method (pence) | (m) | 20.5 | 32.1 |
| Net income per £1 ordinary share in accordance with US GAAP diluted method (pence) | (m) | 20.4 | 29.0 |

### Cumulative effect on shareholders' equity of differences between IFRS and US GAAP

| At 31 March | Note | 2006 £m | 2005 £m |
|---|---|---|---|
| Total equity in accordance with IFRS | | 2,630.9 | 2,144.4 |
| Minority interests | | (1.7) | (1.3) |
| **US GAAP adjustments:** | | | |
| – Pensions | (a) | 252.9 | 263.3 |
| – Infrastructure assets | (b) | (258.8) | (258.8) |
| – Provisions | (c) | 5.8 | (26.1) |
| – Capitalisation of interest | (d) | 719.4 | 673.1 |
| – Amortisation of capitalised interest | (d) | (102.3) | (87.9) |
| – Impairment of long-lived assets other than goodwill | (f) | 0.9 | 17.4 |
| – Derivatives and hedging activities | (g) | (31.0) | (40.9) |
| – Share-based compensation | (h) | 1.2 | - |
| – Revenue and related profit recognition | (i) | (61.8) | (51.6) |
| – Business combinations and goodwill | (j) | 908.0 | 914.6 |
| – Deferred taxes | (k) | – | - |
| – Tax effect of US GAAP adjustments | (k) | (151.4) | (141.7) |
| Shareholders' equity in accordance with US GAAP | | 3,912.1 | 3,404.5 |

**33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America** continued

(a) Pensions

Under IFRS, defined benefit plan assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as an asset or liability in the balance sheet. The cost of providing pension benefits to employees relating to the current year's service is included in the income statement within employee benefits, whilst the difference between the expected return on scheme assets and interest on scheme liabilities is included within employee benefits.

Upon the adoption of IFRS, the group elected to recognise all cumulative actuarial gains and losses at the date of transition. Under US GAAP, the group did not have the option to recognise all cumulative actuarial gains or losses; therefore, at the date of transition and in future periods, this difference in timing causes differences between IFRS and US GAAP. Under IFRS, all future actuarial gains and losses are also recognised in full outside the income statement in retained earnings and presented in the statement of recognised income and expense. US GAAP does not permit recognition of all actuarial gains and losses in a statement other than the primary income statement. As permitted by US GAAP, the group uses the corridor method, whereby actuarial gains and losses in excess of ten per cent of the greater of the market related value of plan assets and the projected benefit obligation at the beginning of each year, are recognised in the income statement over the remaining service lives of current employees.

Under US GAAP, where the value of benefits accrued based on employee service up to the balance sheet date (the accumulated benefit obligation) exceeds the fair value of plan assets, an additional minimum pension liability is recognised to the extent that the excess is greater than any accrual already established for unfunded pension costs. The corresponding entry is recorded as an intangible asset to the extent of unrecognised prior service cost with any remaining balance recognised in other comprehensive income, a component of shareholders' equity.

US GAAP also allows the group to recognise prior service costs over the remaining service life of the active plan participants, even if the benefits are already fully vested. Under IFRS, these costs are recognised immediately if they are already vested or on a straight-line basis until the additional benefits are vested. As a result, under IFRS, certain variations would be recognised earlier than under US GAAP.

Under IFRS, the group has recognised a pre-paid pension cost of £19.3 million as at 31 March 2006 (liability of £84.6 million as at 31 March 2005). Under US GAAP, the group has recognised a pension prepayment of £272.2 million (£178.7 million as at 31 March 2005) of which £3.4 million has been recorded within accumulated other comprehensive income as at 31 March 2006 (£172.0 million as at 31 March 2005). £nil has been recorded as an intangible asset as at 31 March 2006 (£nil as at 31 March 2005).

In the year ended 31 March 2006, the group disposed of Your Communications under IFRS. £4.7 million was reclassified in the income statement from pensions to loss on sale of a business relating to previously unrecognised losses.

(b) Infrastructure assets

Upon adoption of IFRS, a deemed cost has been established as at the date of transition, 1 April 2004, by reference to the estimated fair value of the infrastructure assets at that date. Subsequent expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred. Enhancement expenditure forming part of the group's planned maintenance activities represents a small part of the total segments and therefore is viewed as servicing the infrastructure network and is expensed as incurred in accordance with IAS 16 'Property, Plant and Equipment'.

Under US GAAP, infrastructure assets are recorded at depreciated historical cost and accumulated depreciation recorded was £256.3 million as at 31 March 2006 and 31 March 2005. Prior to 1 April 2005, enhancement expenditure that formed part of the group's planned maintenance activities was capitalised and depreciated over its estimated useful life. In conjunction with the revision and extension of some assets lives, this expenditure has been reassessed such that a larger proportion is now viewed as servicing the infrastructure network and expensed as incurred. This has been accounted for as a change in accounting principle that is inseparable from the effect of a change in accounting estimate. With effect from 1 April 2005, the treatment under US GAAP is consistent with IFRS although a £2.5 million difference remains as a result of the difference in the carrying value of the infrastructure assets at the IFRS transition date and the different accounting treatments between IFRS and US GAAP during the year ended 31 March 2005. The effect of depreciating previously capitalised enhancement expenditure is to increase the depreciation charge for the year by £1.3 million.

Under IFRS, infrastructure assets are depreciated by writing off their deemed cost, as determined by reference to the fair value at 1 April 2004 on the group's transition to IFRS in accordance with IFRS 1 'First-time Adoption of International Financial Reporting Standards', less their estimated residual value using the straight-line method over their useful lives. As part of the transition to IFRS, the group undertook a review of the useful lives of the segments of the infrastructure network, with the assistance of external consultants. The lives allocated to the segments range from 15 to 300 years and have been applied to the deemed cost from 1 April 2004, the date of transition to IFRS.

Under US GAAP, for periods ended on or prior to 31 March 2005, infrastructure assets were accounted for as a single component and were recorded at cost and depreciated using the straight-line method over the estimated useful economic life, which was estimated at 100 years. With effect from 1 April 2005, the infrastructure assets have been segmented on a consistent basis with that adopted under IFRS and the same useful lives adopted. These changes in estimate have been applied prospectively from 1 April 2005 in accordance with APB Opinion 20. The effect of these changes was to reduce the depreciation charge for the year ended 31 March 2006 by £1.3 million.

(c) Provisions and liabilities

Provision accounting under IFRS is similar to US GAAP, except as follows:

- Under IFRS, restructuring charges are provided in full, from the date of commitment to the plan, including employee termination benefits, property exit costs, equipment write downs and other restructuring related costs. Under US GAAP, different requirements apply such that certain restructuring charges are recognised in later accounting periods compared with IFRS. In the year ended 31 March 2006, the group recognised £1.3 million relating to restructuring provisions (2005: £nil recognised under US GAAP) which were not recognised under US GAAP.

**33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America** continued

- The group has recognised provisions for contracts where the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received. Under IFRS, certain liabilities have been recognised earlier than they would be under US GAAP as the group has not met the 'cease-use' date requirements of US GAAP. Hence, provisions for these types of contract are £4.5 million lower under US GAAP in the year ended 31 March 2006 (2005: £nil).
- Under US GAAP, a liability is considered extinguished only when the debtor pays the creditor and is relieved of all of its obligations with respect to the debt, or the debtor is legally released as a primary obligor under the debt, either judicially or by the creditor. In the year ended 31 March 2005, under US GAAP the group recognised a liability of £26.1 million relating to items where the liability had not been legally extinguished. In the year ended 31 March 2006, upon the group's adoption of IAS 39, this liability was also recognised under IFRS and the amount was released to equity.

(d) Capitalisation of interest
Under IFRS, the group elected to not capitalise interest and expense interest charges to the income statement in the year in which they are incurred. Under US GAAP, interest charges on funds invested in the construction of qualifying assets during the time required to prepare them for their intended use are capitalised and amortised over the life of the respective assets.

(e) (Loss)/gain on sale of business
Differences between the gain or loss recognised on the disposal of a business recognised under IFRS and that recognised under US GAAP arise principally because of differences in the carrying values of the assets and liabilities of the business. In addition, differences in the gain or loss may arise if the business was previously acquired, due to differences in the carrying amount of goodwill recognised in respect of that operation (see 'Business Combinations' below) and/or, if the business is a foreign operation, due to differences in the cumulative currency translation differences that are recycled to the income statement on disposal of the business.

(f) Impairment of long-lived assets other than goodwill
Under IFRS, long-lived assets are assessed for impairment under IAS 36 'Impairment of Assets', for each cash-generating unit at each reporting date by considering whether there are any indications that an asset may be impaired. Goodwill is tested at least annually for impairment. Long-lived assets are tested for impairment, if there is such an indication of impairment, by comparing the carrying value of the cash-generating unit with its recoverable amount, which is determined by reference to the estimated discounted cashflows to be generated from its use or its fair value less costs to sell with the exception of goodwill. If the events or circumstances that triggered the impairment no longer exist, the impairment is reversed in subsequent periods.

Under US GAAP, long-lived assets, other than goodwill and intangible assets with an indefinite life, are assessed for impairment under SFAS 144 'Accounting for the Impairment or Disposal of Long-Lived Assets'. Goodwill is assessed for impairment under SFAS 142 'Goodwill and Other Intangible Assets' as discussed below. Under SFAS 144, assets are assessed for impairment whenever events or circumstances indicate that an asset may not be recoverable by comparing the carrying value of the asset with the estimated undiscounted cashflows to be generated by the asset. If this test indicates a deficit, any impairment is calculated by comparing the carrying value of the asset with its fair value, which is usually determined by reference to estimated discounted cashflows. Under US GAAP, the restoration of a previously recognised impairment loss is not permitted.

Under US GAAP impairment reviews of goodwill are carried out at the reporting unit level, which are subdivisions of the group's reporting segments. The reporting units may be at a higher level than the cash-generating units assessed for impairment under IFRS. Under US GAAP, goodwill must be tested for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit to a value below its carrying value. The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the impairment, if any, by determining the implied fair value of goodwill. The implied fair value of goodwill is determined by allocating the fair value to the assets and liabilities of the reporting units, including any unrecognised intangible assets, in a hypothetical purchase price allocation.

In accordance with IAS 36, the group performed an impairment review on certain long-lived assets within its infrastructure management business in the year ended 31 March 2005. This resulted in an impairment of tangible assets of £1.7 million. Under US GAAP, there was no indication of impairment of the tangible assets on an undiscounted cashflow basis in accordance with SFAS 144. Under IFRS, a previously recognised impairment of £0.7 million was reversed in the year ended 31 March 2005. Under US GAAP, this impairment may not be reversed.

The group also performed an impairment review within its telecommunications business in the year ended 31 March 2003. This resulted in an exceptional adjustment to value of £25.5 million representing tangible assets of £14.6 million, definite-lived intangible assets of £8.6 million and goodwill of £2.3 million. Under US GAAP, there was no indication of impairment of tangible or definite-lived intangible assets in the telecommunications business on an undiscounted cashflow basis in accordance with SFAS 144. In addition, no impairment of telecommunications goodwill under SFAS 142 was required. In the year ended 31 March 2006, the group performed an impairment review both under US GAAP and IFRS. As a result of higher carrying values of certain assets under US GAAP, the impairment recorded in the year ended 31 March 2006 was higher than that recorded under IFRS by £24.0 million.

(g) Derivatives and hedging activities
Under IFRS, the group adopted IAS 32 'Financial Instruments: Disclosure and Presentation', and IAS 39 'Financial Instruments: Recognition and Measurement', on 1 April 2005 with no retrospective application. IAS 39 requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. Changes in the fair value of derivative instruments are recognised periodically either in earnings or shareholders' equity, depending upon whether the derivative is designated as a hedge of changes in fair value or cashflows. For derivatives designated as fair value hedges, changes in fair value of the hedged item attributable to the risk being hedged are recorded in the income statement. Changes in the fair value of derivatives that are designated and effective as hedges of future cashflows are recognised directly in equity and recycled into the income statement when the hedged item is recognised in earnings. The ineffective portion of the fair value changes are recognised in earnings immediately.

Under IFRS, certain financial liabilities are designated at fair value through the income statement where the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring financial instruments or recognising the gains and losses on them on different bases. In the year ended 31 March 2006, the group recorded gains of £26.8 million in the income statement in respect of such items.

**33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America** continued

For the year ended 31 March 2005, the group did not recognise derivatives at fair value on the balance sheet nor were mark-to-market amounts recorded in net income. Interest differentials on derivative instruments were charged to the income statement as interest costs in the period in which they were realised. Changes in the market value of futures trading contracts were reflected in the income statement in the period in which the change occurred. Monetary assets and liabilities denominated in foreign currencies that are hedged by a foreign currency derivative were translated using the contract rate in the hedging derivative.

Under US GAAP, the group adopted SFAS 133 'Accounting for derivative instruments and hedging activities' on 1 April 2002. SFAS 133 also requires that all derivative instruments are recognised as assets or liabilities on the balance sheet and measured at fair value, regardless of the purpose or intent in holding them. The group currently does not designate any of its derivative instruments as hedges under SFAS 133. As a result, under US GAAP, all derivative contracts have been recorded in the balance sheet at fair value at the year end with changes in fair value recorded in earnings. In the year ended 31 March 2006, £20.0 million was recorded in earnings.

In accordance with the transition provisions of SFAS 133, the group recorded, at 1 April 2001, a net-of-tax cumulative-effect reduction of £88.1 million in accumulated other comprehensive income within shareholders' equity to recognise at fair value all derivatives that were previously designated as cashflow type hedging instruments. Of the transition adjustment of £88.1 million in accumulated comprehensive income, £84.4 million has been reclassified into earnings at 31 March 2006 (£79.2 million at 31 March 2005).

Additionally, a fair value adjustment recognised in accordance with the transition provisions of SFAS 133 increased debt by £163.0 million, which was offset by a corresponding amount to record derivatives previously designated as fair value type hedging instruments. The fair value adjustment to debt is being amortised over the period of the debt in accordance with transitional rules. In the year ended 31 March 2006, amortisation of £17.7 million (2005: £23.2 million) was recognised under US GAAP.

US GAAP does not permit financial liabilities to be designated at fair value through the income statement. Instead, such liabilities are recorded at amortised cost.

(h) Share-based compensation

Under IFRS, equity-settled share-based compensation is measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on estimates of the number of options that are expected to vest. The group applied IFRS 2 retrospectively to all awards that were outstanding but had not vested as at 1 April 2004, except for those equity-settled awards that were granted on or before 7 November 2002.

Under US GAAP, the group accounts for stock issued to employees in accordance with Accounting Principles Board Opinion No. 25 'Accounting for Stock Issued to Employees' ('APB 25'). Under APB 25, options granted under the UK ShareSave scheme are treated as compensatory. Also, under APB 25, the executive share option scheme and the performance share plan have been treated as variable plans due to performance conditions attached to the plans. Accordingly, compensation expense has been recognised under US GAAP for the Sharesave scheme, the executive share option scheme and the performance share plan. For all options that include performance-related criteria the cost is calculated as the difference between the option price and the market price at the end of the reporting period. In respect of the Sharesave scheme, the cost is calculated as the difference between the option price and the market price at date of grant. The cost is amortised over the period from the date the options are granted to the date they are first exercisable, that is, the vesting date.

In the year ended 31 March 2006, £13.5 million was recognised in earnings under US GAAP as compensation expense (2005: £9.4 million).

IFRS 2 'Share-based Payment' does not specifically address the accounting for payroll taxes such as UK National Insurance relating to share-based payments. However, payroll taxes relating to share-based payments are accrued pro-rata over the option performance period based on the intrinsic value at each reporting date. Under US GAAP, EITF 00-16 'Recognition and measurement of employer payroll taxes on employee stock-based compensation' a liability for payroll taxes is not recognised until the option is exercised. In the year ended 31 March 2006, £1.2 million was recognised under IFRS which was not recognised under US GAAP (2005: £nil).

(i) Revenue and related profit recognition

The revenue recognition adjustment principally relates to revenues under long-term service contracts in the group's Vertex outsourcing business and relates to the recognition of up-front fees and the treatment of planned reductions in fees over the terms of such contract. Under IFRS, revenues under such contracts are generally recognised using the percentage completion method and applying a cost-to-cost methodology. Application of a cost-to-cost methodology is explicitly permitted by IAS 18 'Revenue', for long-term service contracts. Furthermore, IAS 18 emphasises matching of revenues and expenses. As a result, under IFRS, non-refundable set-up fees received from clients as a contribution to transition costs incurred at the commencement of a contract are recognised as the transition costs are incurred, with any excess recognised as revenues over the period of the contract in line with forecast activity levels. Planned reductions in fees related to anticipated reductions in costs are recognised as billed since the billing profile reflects the projected cost profile over the term of the contract. In the year ended 31 March 2006, revenue of £5.9 million was deferred under US GAAP (2005: £2.3 million) relating to non-refundable set-up fees.

Under US GAAP, revenues under long-term service contracts must be recognised based upon proportional performance under the contract. This is similar to the percentage completion method; however, use of a cost-to-cost methodology for determining proportional performance under service contracts is not considered acceptable. Instead emphasis is placed on the customers' perspective under the contract. Since the customer does not place any separate value upon the set-up of the contract any up-front fees are recognised over the longer of the expected term of the customer relationship and the contractual term. Furthermore, since the service received by the customer is similar throughout the term of the agreement, planned reductions in fees are recognised on a straight-line basis over the contractual term. Under US GAAP the group has also elected to expense transition costs as incurred. In the year ended 31 March 2006, revenue under US GAAP was reduced by £9.6 million (2005: £3.5 million) relating to long-term service contracts.

Under IFRS, a provision is required to be recognised for a contract where the unavoidable costs of meeting the obligations under the contract exceed the benefits expected to be received. The provision is measured at the value of the net obligations and is recorded within operating expenses. Under US GAAP, such a provision is not necessary due to the different revenue recognition policies. In the year ended 31 March 2006, the group recognised £3.3 million under IFRS relating to provision for contract losses which were not required to be recognised under US GAAP (2005: £2.4 million).

## 33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America continued

(j) Business combinations and goodwill

Under both IFRS and US GAAP, the group uses the purchase method of accounting for business combinations. Under the purchase method, the acquiring entity allocates consideration for the transaction to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition with the difference treated as goodwill.

In accordance with IFRS 1, all business combinations prior to 1 April 1999 have been accounted for in accordance with UK GAAP applicable at the date of acquisition. Purchased goodwill arising on consolidation in respect of acquisitions before 1 April 1999 was, and remains, written off to reserves in the year of acquisition. Goodwill written off to reserves prior to 1998 is not included in determining any subsequent profit or loss on disposal. In the year ended 31 March 2006, £9.4 million has been de-recognised from goodwill under US GAAP and recognised in earnings due to the impairment of Your Communications.

Under IFRS, the group recognises as a cost of the acquisition the fair value of contingent consideration payable where it is probable that it will be paid and it can be reliably measured. Under US GAAP, the group does not recognise contingent consideration until the contingency is resolved or the amount is determinable. In the year ended 31 March 2006, the group recognised £13.5 million (2005: £nil) relating to contingent consideration under IFRS that has not been recognised under US GAAP.

Under IFRS restructuring provisions are recognised as part of the acquired liabilities only when the liability, recognised in accordance with IAS 37 'Provisions, Contingent Liabilities and Contingent Assets', existed at the acquisition date. Under US GAAP, restructuring provisions can be recognised as part of the acquired liabilities if management has assessed and formulated a plan to exit an activity of the acquired entity, and has communicated the termination or relocation arrangements to employees of the acquired entity as soon as possible after the consummation date. The group included an additional £2.8 million within the acquired liabilities of Marlborough Stirling to calculate the value of goodwill under US GAAP. Please refer to note 24 for further information on the acquisition of Marlborough Stirling.

(k) Deferred taxes

The fundamental basis of recognising deferred taxes is similar under both IFRS and US GAAP; however, certain detailed differences exist. Under IFRS, deferred tax assets for share-based compensation are calculated based on the intrinsic value of the outstanding awards, whereas under US GAAP it is based on the recorded compensation expense. Furthermore, because of the differences in the carrying value of assets and liabilities under IFRS and US GAAP, the company has recorded a deferred tax effect for the other adjustments between IFRS and US GAAP described herein.

(l) Classification differences between IFRS and US GAAP

In addition to the differences between IFRS and US GAAP related to the recognition and measurement of transactions by the group, there are also a number of differences in the manner in which items are classified in the consolidated income statement and consolidated balance sheet. These classification differences have no impact on net income or shareholders' equity.

Proportionate consolidation

The group consolidates its interest in a jointly controlled entity using proportionate consolidation in accordance with IAS 31 'Interests in Joint Ventures'. Under US GAAP, these entities are accounted for under the equity method in accordance with APB Opinion No.18. A summarised balance sheet and income statement relating to the group's pro-rata share of these entities is presented in note 13. In accordance with IFRS, a summarised cashflow statement relating to the group's pro-rata share of these entities is presented below:

| Cashflow statement data | 31 March 2006 £m | 31 March 2005 £m |
|---|---|---|
| Cash inflow from operating activities | 44.6 | 31.2 |
| Cash outflow from investing activities | (26.5) | (30.9) |
| Cash inflow from financing activities | 21.6 | 19.4 |

Construction contracts

Under IFRS, amounts due to and from customers, in relation to construction contracts, are shown separately as debtors or creditors. Under US GAAP, unbilled debt, cost accruals, work in progress and deferred income are classified as separate balances. At 31 March 2006, £12.5 million was classified as unbilled debt, £nil as a cost accrual, £11.2 million as work in progress and £1.3 million as deferred income (2005: £20.5 million unbilled debt, £nil cost accrual, £19.2 million work in progress and £1.3 million deferred income).

Disposal of Your Communications

The group has classified the operations of Your Communications as discontinued under IFRS 5 'Non-current Assets held for Sale and Discontinued Operations', as described in note 7. This requires that the group separately classify the results and profits or losses on disposal of operations as discontinued operations. Operations not satisfying all these conditions are classified as continuing. Under US GAAP, SFAS 144 'Accounting for the impairment or disposal of long-lived assets', Your Communications does not meet the criteria for classification as a discontinued operation because the equity method investment in THUS Group plc is deemed to meet the definition of a continuing involvement in the operations of Your Communications. Therefore, under US GAAP, the operations of Your Communications are included in the group's continuing operations and the loss on disposal is reported as part of the profit from continuing operations. Note 1 discloses summarised income statement information for Your Communications for the period until its disposal.

Debt issuance costs

Under IFRS, the issuance costs of bank loans are offset against the proceeds received. Under US GAAP, debt issuance costs are recorded as a separate asset in the balance sheet. There is no difference in the amortisation of debt issuance costs. As at 31 March 2006, the unamortised issuance costs offset against bank loans was £12.1 million (2005: £13.1 million).

**33 Summary of differences between International Financial Reporting Standards and accounting principles generally accepted in the United States of America** continued

(m) Earnings per share (EPS)
Under IFRS, basic EPS is based on the weighted average number of ordinary shares in issue during the year. EPS is the profit in pence attributable to each equity ordinary share, based on the profit for the financial year attributable to ordinary shareholders divided by the weighted average number of ordinary shares in issue during the year and ranking for dividend in respect of the period. This method is also used for basic EPS under US GAAP.

Under IFRS and US GAAP, diluted EPS must be disclosed. This is based on net income and computed using the weighted average number of shares in issue during the year and the dilutive effect of all share options and ordinary share equivalents. This method is similar to the treasury stock method used to calculate diluted EPS for US GAAP purposes.

Earnings per share computed in accordance with US GAAP has been based on the following number of shares:

| | 2006 million | 2005 million |
|---|---|---|
| Weighted average number of ordinary shares under US GAAP – basic EPS | **853.9** | 781.0 |
| Common stock equivalents – dilutive share options | **4.5** | 5.9 |
| Number of A shares to be issued in 2005 (ordinary share equivalent) | **–** | 169.6 |
| Number of A shares that would have been issued at fair value (ordinary share equivalent) | **–** | (91.3) |
| Weighted average number of ordinary shares under US GAAP – diluted EPS | **858.4** | 865.2 |

As described in note 9 of the consolidated financial statements, earnings per share has been retroactively adjusted for all periods prior to the rights issue to reflect the bonus element of the rights issue, as required by IAS 33 'Earnings Per Share' under IFRS. The same adjustments are required under US GAAP.

(n) Provision for doubtful receivables

| | Balance at beginning of period £m | Additions note(a) £m | Utilisations note(b) £m | Balance at end of period £m |
|---|---|---|---|---|
| **For the year ended 31 March 2006** | | | | |
| Provision for doubtful receivables | **127.2** | **80.0** | **(51.6)** | **155.6** |
| **For the year ended 31 March 2005** | | | | |
| Provision for doubtful receivables | 107.8 | 40.8 | (21.4) | 127.2 |

**Notes:**
(a) Amounts charged to costs and expenses.
(b) Bad debt write-offs and charges to allowances, net of other adjustments, re-classifications and exchange rate changes.

(o) New US accounting standards and pronouncements not yet effective
FASB Statement No. 123 Revised ('SFAS 123R') 'Share-based payment', issued in December 2004, requires compensation costs related to share-based payment transactions to be recognised in the financial statements. Previously, a choice existed under US GAAP to account for these transactions either under APB 25 'Accounting for stock issued to employees', or SFAS 123 'Share-based payment'. This accounting standard is applicable for accounting periods beginning after 15 December 2005 and will be adopted by the group from 1 April 2006. Adoption of SFAS 123R is not expected to have a material impact on the consolidated financial position, results of operations or cashflows.

FASB Interpretation No.47 ('FIN 47') 'Accounting for conditional asset retirement obligations', issued in March 2005, clarifies the term 'conditional asset retirement obligation' as used in FASB Statement No.143 ('SFAS 143') 'Accounting for asset retirement obligations' and when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. This interpretation was effective as of 1 April 2005. The group has concluded that this standard has no impact in the year ended 31 March 2006.

# Selected consolidated financial data

The selected financial data set out below were extracted or derived from the consolidated financial statements. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, the consolidated financial statements and their accompanying notes. The selected financial data for the years ended 31 March 2006 and 2005 and as of 31 March 2006 and 2005 are extracted from the group's 2006 consolidated financial statements and related notes included herein. The selected financial under US GAAP, as of 31 March 2004, 2003 and 2002 and the years then ended have been extracted from historical consolidated financial statements not separately presented herein.

Following a regulation adopted by the European Parliament, the consolidated financial statements have for the first time been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board and adopted by the European Union. As permitted by first-time application of IFRS, only two years of IFRS are presented in this report. An explanation of changes in accounting policies on adoption of IFRS, and reconciliations of net income and equity for the 2005 financial year from previously applied UK GAAP to IFRS, are included in note 32 to the consolidated financial statements.

United Utilities prepares its consolidated financial statements in accordance with IFRS, which differs in certain respects from US GAAP. Included in note 33 to the consolidated financial statements are reconciliations of profit after taxation (or net income) and total equity and the group's financial position under IFRS and those under US GAAP.

The financial information presented in US dollars is presented solely for the convenience of the reader and is translated from sterling to US dollars at the noon buying rate on 31 March 2006 of 1.74. Such translation should not be construed as a representation that the sterling amounts actually represent US dollar amounts or could have been converted in US dollars at the rate indicated or at any other rate.

**Amounts in accordance with IFRS**

| Financial year ended 31 March | 2006 $ | 2006 £ | 2005 £ |
|---|---|---|---|
| | (in millions, except for information given per share and per ADS) | | |
| **Consolidated income statement data:** | | | |
| *Continuing operations* | | | |
| Revenue | 4,153.0 | 2,386.8 | 2,103.7 |
| Total operating expenses[1] | (2,865.4) | (1,646.8) | (1,452.3) |
| Operating profit | 1,287.6 | 740.0 | 651.4 |
| Investment income | 94.0 | 54.0 | 38.3 |
| Finance expense | (617.2) | (354.7) | (322.1) |
| Profit before taxation | 764.4 | 439.3 | 367.6 |
| Taxation | (209.3) | (120.3) | (96.1) |
| Profit for the year from continuing operations | 555.1 | 319.0 | 271.5 |
| *Discontinued operation[2]* | | | |
| Loss for the period/year from discontinued operation | (192.8) | (110.8) | (9.4) |
| Minority interest | (0.5) | (0.3) | (1.8) |
| Profit after tax and minority interests | 361.8 | 207.9 | 260.3 |
| Basic earnings per share[3] | 42.3 | 24.3p | 33.3p |
| Diluted earnings per share[3] | 42.1 | 24.2p | 30.1p |
| Dividend per ordinary share (2005 re-presented) | 76.4 | 43.87p | 42.43p |
| Dividend per ADS[4] | 152.7 | 87.76p | 84.86p |
| Average number of ordinary shares in issue – basic (million) (2005 re-presented)[5] | 853.9 | 853.9 | 781.0 |
| Average number of ordinary shares in issue – diluted (million) (2005 re-presented)[5] | 858.4 | 858.4 | 865.2 |

| As at 31 March | 2006 $m | 2006 £m | 2005 £m |
|---|---|---|---|
| **Consolidated balance sheet data:** | | | |
| Non-current assets | 15,983.6 | 9,186.0 | 8,801.0 |
| Current assets | 3,672.1 | 2,110.4 | 1,348.3 |
| Total assets | 19,655.7 | 11,296.4 | 10,149.3 |
| Non-current liabilities | (12,120.1) | (6,965.6) | (6,428.2) |
| Current liabilities | (2,957.8) | (1,699.9) | (1,576.7) |
| Total net assets | 4,577.8 | 2,630.9 | 2,144.4 |
| Share capital and share premium | 3,972.8 | 2,283.2 | 1,754.9 |
| Reserves and retained earnings | 602.0 | 346.0 | 388.2 |
| Shareholders' equity | 4,574.8 | 2,629.2 | 2,143.1 |
| Minority interest | 3.0 | 1.7 | 1.3 |
| Total equity | 4,577.8 | 2,630.9 | 2,144.4 |

# Selected consolidated financial data continued

| Financial year | 2006 | 2006 | 2005 |
|---|---|---|---|
| **Other financial data:** | | | |
| Adjusted basic earnings per share[a] | $0.88 | 50.5p | 54.5p |
| Average number of ordinary shares in issue – basic (million)[a] | | 853.9 | 781.0 |
| Ratio of earnings to fixed charges[a] | | 2.2x | 2.1x |

**Amounts in accordance with US GAAP**

| Financial year ended 31 March | 2006 $ | 2006 £ | 2005 £ | 2004 £ | 2003 £ | 2002 £ |
|---|---|---|---|---|---|---|
| | (in millions, except for information given per share and per ADS) | | | | | |
| **Consolidated income statement data:** | | | | | | |
| Group turnover[1] | 4,123.3 | 2,369.7 | 2,246.3 | 2,048.4 | 1,841.8 | 1,786.8 |
| Net operating costs | (3,368.1) | (1,935.7) | (1,650.0) | (1,518.2) | (1,330.5) | (1,296.3) |
| Operating profit | 755.2 | 434.0 | 596.3 | 530.2 | 511.3 | 490.5 |
| Net interest payable | (363.3) | (208.8) | (254.6) | (175.8) | 5.3 | (293.4) |
| Profit before tax | 391.9 | 225.2 | 341.7 | 354.4 | 516.6 | 197.1 |
| Tax charge on profit on ordinary activities | (86.7) | (49.8) | (89.2) | (94.6) | (111.2) | (84.3) |
| Profit after tax | 305.2 | 175.4 | 252.5 | 259.8 | 405.4 | 112.8 |
| Minority interest | (0.5) | (0.3) | (1.8) | (1.6) | (2.3) | (1.6) |
| Profit after tax and minority interests | 304.7 | 175.1 | 250.7 | 258.2 | 403.1 | 111.2 |
| Basic earnings per share[a] | $0.36 | 20.5p | 32.1p | 39.0p | 66.5p | 18.4p |
| Diluted earnings per share[a] | $0.35 | 20.4p | 29.0p | 37.1p | 66.3p | 18.4p |
| Average number of ordinary shares in issue – diluted (million) | | 858.4 | 865.2 | 695.9 | 608.3 | 605.1 |

| As at 31 March | 2006 $m | 2006 £m | 2005 £m | 2004 £m | 2003 £m | 2002 £m |
|---|---|---|---|---|---|---|
| **Consolidated balance sheet data:** | | | | | | |
| Non-current assets | 18,303.6 | 10,519.3 | 9,608.2 | 9,070.8 | 8,289.8 | 7,826.9 |
| Current assets | 3,496.2 | 2,009.3 | 1,606.2 | 1,655.9 | 1,495.7 | 1,032.8 |
| Total assets | 21,799.8 | 12,528.6 | 11,214.4 | 10,726.7 | 9,785.5 | 8,859.7 |
| Current liabilities | (2,982.9) | (1,714.3) | (1,530.1) | (1,382.3) | (1,290.2) | (1,251.4) |
| Non-current liabilities | (12,006.8) | (6,900.5) | (6,278.5) | (5,989.4) | (5,679.9) | (4,717.5) |
| Minority interest | (3.0) | (1.7) | (1.3) | (19.6) | (17.7) | (15.2) |
| | 6,807.1 | 3,912.1 | 3,404.5 | 3,335.4 | 2,797.7 | 2,875.6 |
| Capital stock | 1,399.1 | 804.1 | 716.2 | 711.8 | 556.5 | 555.9 |
| Share premium account | 2,449.6 | 1,407.8 | 1,038.7 | 1,023.1 | 674.3 | 671.6 |
| Reserves and retained earnings | 2,958.4 | 1,700.2 | 1,649.6 | 1,600.5 | 1,566.9 | 1,648.1 |
| Shareholders' equity | 6,807.1 | 3,912.1 | 3,404.5 | 3,335.4 | 2,797.7 | 2,875.6 |

| Financial year | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| **Other financial data:** | | | | | |
| Ratio of earnings to fixed charges[a] | 1.5x | 1.8x | 2.1x | 2.8x | 1.7x |

(1) Included within total operating expenses are restructuring items, which are disclosed separately on the face of the consolidated income statement under IFRS:

| Financial year | 2006 $m | 2006 £m | 2005 £m |
|---|---|---|---|
| Restructuring costs | (44.4) | (25.5) | (29.7) |

Further details of restructuring under IFRS are given in note 1 of the financial statements.

Information for shareholders

(2) As disclosed in note 33(l) of the consolidated financial statements the disposal of Your Communications on 26 February 2006 does not qualify as a discontinued operation under US GAAP.

(3) Operating profit before interest and tax is stated after the items scheduled below. The following table sets out the US GAAP equivalent to IFRS restructuring items from continuing operations:

| Financial year | 2006 $m | 2006 £m | 2005 £m |
|---|---|---|---|
| Restructuring costs | **(42.1)** | **(24.2)** | (31.8) |

For business restructuring the decrease under US GAAP of £1.3 million in the year ended 31 March 2006 and the increase of £2.1 million in the year ended 31 March 2005 relate to costs being recognised in different accounting periods.

(4) Calculated based on a ratio of two ordinary shares to one ADS.

(5) For the purposes of calculating basic earnings per share, the weighted average number of shares in issue under US GAAP is the same as under IFRS.

(6) For the purposes of calculating the ratio of earnings to fixed charges, 'earnings' consists of profit on ordinary activities from continuing operations before tax, before adjustment for minority interests in consolidated subsidiaries plus fixed charges, and amortisation of capitalised interest less capitalised interest and minority interests. 'Fixed charges' consists of interest expensed and capitalised plus amortised premiums, discounts and capitalised expenses related to indebtedness and the interest portion in rent expense.

(7) The difference between group revenue in 2006 and 2005 under US GAAP of £2,369.7 million and £2,246.3 million respectively, and group revenue under IFRS of £2,386.8 million and £2,103.7 million respectively, is due to the revenue recognition difference between IFRS and US GAAP of £15.4 million (2005: £4.5 million), the reclassification of Your Communications' revenue of £163.6 million (2005: £233.6 million) and the reclassification of proportionately consolidated joint ventures' revenue of £165.3 million (2005: £83.5 million) as shown in note 13 to the consolidated financial statements. Additionally, in the year ended 31 March 2006 £nil (2005: £3.0 million) was a revenue recognition difference in relation to reinstatement of liabilities as described in note 33(c).

(8) Adjusted basic earnings per share has been calculated by dividing adjusted profit for the year by the adjusted weighted average number of shares in issue.

The adjusted profit for the year excludes restructuring (net of tax), the discontinued operation, deferred tax and fair value loss on debt and derivative instruments (gross of current tax charge). This adjusted measure has been presented to provide a better understanding of the trading position of the group and a better comparison of annual results. For additional information on the reasons for these adjustments and a detailed calculation under IFRS, see note 9 to the consolidated financial statements.

(9) For the purposes of calculating the weighted average number of shares used in the earnings per share calculations, the A shares have been treated as part paid ordinary shares, two A shares being equivalent to one ordinary share, for the period prior to their consolidation as ordinary shares in July 2005.

Basic and diluted earnings per share have been restated for all periods prior to the rights issue to reflect the bonus element of the rights issue as required by IAS 33 'Earnings Per Share'. The same treatment is required under US GAAP. The adjustment factor, based on the consideration received from the second stage of the rights issue, is 1.0962, calculated using 653.5 pence per ordinary share, being the closing price on 27 June 2005, the last day on which A shares were traded with the rights.

The adjustment factor of 1.0962 is calculated as follows:

$$\frac{\text{Fair value per share immediately before exercise of rights}}{\text{Theoretical ex-rights fair value per share}} = \frac{6.535 \text{ pence}}{5.961 \text{ pence}}$$

The theoretical ex-rights fair value per share is calculated as follows:

$$\frac{\text{Fair value of all outstanding shares + Total amount received from exercise of rights}}{\text{Number of shares outstanding before exercise + Number of shares issued in the exercise}}$$

$$= \frac{(717.5 \text{ million ordinary shares x } 653.5 \text{ pence}) + (154.6 \text{ million A shares x } 165 \text{ pence})}{717.5 \text{ million ordinary shares} + 154.6 \text{ million A shares}} = 5.961 \text{ pence}$$

## Dividends

An interim dividend in respect of each financial year is normally declared by United Utilities in November/December for payment in the following February. Since 2003, the final dividend in respect of the financial year has been recommended by directors in May/June and paid in August, following approval by shareholders in July. Previously, the final dividend was paid in October. The following table sets out the dividends paid on ordinary and A shares in respect of the past five financial years, excluding any associated UK tax credit in respect of such dividends.

| | | | | | | Years ended 31 March |
|---|---|---|---|---|---|---|
| **Pence per share** | Note (i) | 2006 p | 2005 p | 2004 p | 2003 p | 2002 p |
| Interim dividend per ordinary share | | **14.29** | 14.79 | 14.43 | 15.50 | 15.30 |
| Final dividend per ordinary share | | **29.58** | 30.63 | 29.88 | 32.10 | 31.70 |
| **Total dividend per ordinary share** | | **43.87** | 45.42 | 44.31 | 47.60 | 47.00 |
| Total dividend per A share | | **n/a** | 22.71 | 22.155 | n/a | n/a |
| **US $ per share** | (i) | $ | $ | $ | $ | $ |
| Interim dividend per ordinary share | | **0.25** | 0.28 | 0.27 | 0.25 | 0.22 |
| Final dividend per ordinary share | | **0.51** | 0.58 | 0.53 | 0.51 | 0.45 |
| Total dividend per ordinary share | | **0.76** | 0.86 | 0.80 | 0.76 | 0.67 |
| Total dividend per A share | | **n/a** | 0.43 | 0.40 | n/a | n/a |
| Total dividend per ADS($) | (i), (ii) | **1.52** | 1.72 | 1.60 | 1.52 | 1.34 |

The exchange rates at the dividend payment dates were as follows:

| | | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|---|
| Exchange rate at interim payment date | | **1.72** | 1.86 | 1.86 | 1.63 | 1.42 |
| Exchange rate at final payment date | (iii) | **1.74** | 1.89 | 1.79 | 1.58 | 1.42 |

During the year ended 31 March 2004, the group announced a five-for-nine rights issue, structured so that the proceeds are received in two stages. The first tranche of proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of A shares. The second tranche of proceeds was received in June 2005, reflecting the subscription for further A shares. All A shares were consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares. The first dividend for which the initial A shares ranked was the 2003/04 interim dividend. The amount of this dividend is 50 per cent of that paid on an ordinary share.

In the table below, dividends per ordinary share and per ADS for periods prior to the rights issue have been re-presented for comparative purposes to take account of the bonus element of the first and second stages of the rights issue. The factor applied to prior year dividends is 0.9342, which when combined to the factor applied to the first stage of the rights issue of 0.9072 gives an overall factor of 0.8475. This overall factor is calculated using 576.0 pence per ordinary share, being the closing price on 25 July 2003, the last business day prior to the announcement of the rights issue.

| | | | | | | Years ended 31 March |
|---|---|---|---|---|---|---|
| **Pence per ordinary share** | Note (i) | 2006 p | 2005 p | 2004 p | 2003 p | 2002 p |
| Interim (re-presented) | | **14.29** | 13.82 | 13.48 | 13.14 | 12.97 |
| Final (re-presented) | | **29.58** | 28.61 | 27.91 | 27.20 | 26.86 |
| **Total (re-presented)** | | **43.87** | 42.43 | 41.39 | 40.34 | 39.83 |
| **US $ per ordinary share** | (i) | $ | $ | $ | $ | $ |
| Interim (re-presented) | | **0.25** | 0.26 | 0.25 | 0.21 | 0.18 |
| Final (re-presented) | | **0.51** | 0.54 | 0.50 | 0.43 | 0.38 |
| **Total (re-presented)** | | **0.76** | 0.80 | 0.75 | 0.64 | 0.56 |
| Total dividend per ADS($) (re-presented) | (i), (ii) | **1.52** | 1.60 | 1.50 | 1.28 | 1.12 |

**Notes:**

(i) Dividends per ordinary share, per A share and per ADS exclude any associated UK tax credit available to certain holders of ordinary shares and ADSs. See the 'Taxation' section on page 122.

(ii) Calculated based on a ratio of two ordinary shares for one ADS.

(iii) The exchange rate at the date the 2006 final dividend will be paid is assumed to be £1.00 = $1.74.

Future dividends will depend upon the company's earnings, financial condition and other factors. Interim and final dividends paid in the past are not necessarily indicative of future interim and final dividends, or the future relationships between them. A person resident in the UK for tax purposes who receives a dividend from United Utilities is generally entitled to a tax credit, currently at a rate of one-ninth of the net dividend (or ten per cent of the sum of the net dividend and the associated UK tax credit). For further information, see the 'Taxation' section on page 122.

Cash dividends are paid by United Utilities in pounds sterling. Exchange rate fluctuations will affect the US dollar amounts received by owners of the ADSs on the conversion by the Depositary of such cash dividends paid. In addition, fluctuations in the exchange rate between pounds sterling and US dollars will affect the US equivalent of the quoted pound sterling price of ordinary shares on the London Stock Exchange, and as a result, are likely to affect the market price of ADSs in the US.

## Exchange controls

There are currently no UK foreign exchange control restrictions on the export or import of capital which affect the remittance of dividends, interest or other payments to non-UK resident holders of the company's securities except as otherwise detailed in the 'Taxation' section of this document on page 122.

## Exchange rates

In this report, unless otherwise specified or unless the context requires otherwise, all references to 'pound', 'sterling', 'pounds sterling', 'GBP', '£', 'p' and 'pence' are to the lawful currency of the United Kingdom. The company publishes its consolidated financial statements in sterling. In this report, all references to 'US dollars', 'US$' and '$' are to the lawful currency of the United States of America ('United States' or 'US'). Amounts stated in US dollars, unless otherwise indicated, have been translated from sterling at an assumed rate solely for convenience, and should not be construed as representations that the sterling amounts actually represent such US dollar amounts or could be converted into the US dollars at the rate indicated or any other rate. Unless otherwise indicated, such US dollar amounts have been translated from sterling at the rate of £1.00 = $1.74, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York ('noon buying rate') on 31 March 2006. The noon buying rate on 31 March 2006 differs from the actual rates used in the preparation of the company's consolidated financial statements, and US dollar amounts used in this report may differ from the actual US dollar amounts that were translated into sterling in the preparation of such financial statements.

The following table sets out, for the financial year indicated, certain information concerning the noon buying rate for pounds sterling and US dollars per £1.00:

| Financial year | High $ | Low $ | Average[1] $ | Period end $ |
|---|---|---|---|---|
| 2001 | 1.60 | 1.40 | 1.47 | 1.42 |
| 2002 | 1.48 | 1.37 | 1.43 | 1.42 |
| 2003 | 1.65 | 1.43 | 1.55 | 1.58 |
| 2004 | 1.90 | 1.55 | 1.71 | 1.84 |
| 2005 | 1.95 | 1.75 | 1.85 | 1.89 |
| **2006** | **1.92** | **1.71** | **1.79** | **1.74** |

(1) The average of the noon buying rate on the last day of each month during the relevant period.

| Month | High $ | Low $ |
|---|---|---|
| 2005 | | |
| December | 1.77 | 1.72 |
| 2006 | | |
| January | 1.79 | 1.74 |
| February | 1.78 | 1.73 |
| March | 1.76 | 1.73 |
| April | 1.82 | 1.74 |
| May | 1.89 | 1.83 |

On 1 June 2006, the noon buying rate was US$1.87 per £1.00.

## Material contracts

United Utilities, through its subsidiary United Utilities Water, holds a licence for the provision of water supply and wastewater services in an area of north west England comprising 3.1 million homes and businesses. In addition, United Utilities, through its subsidiary United Utilities Electricity, holds the electricity distribution licence for an area in north west England comprising 2.3 million consumer premises. For more information on these licences see 'Economic regulation of wastewater and water' on pages 6, 7 and 8 and 'Economic regulation of electricity distribution' on pages 9, 10 and 11.

(a) On 13 October 1998, United Utilities, United Utilities Electricity (formerly NORWEB plc) and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established a US$2,000,000,000 European Medium Term Note Programme ('EMTN') under a trust deed that was amended on 23 November 2005 between United Utilities PLC, United Utilities Electricity PLC, United Utilities Water PLC and The Law Debenture Trust Corporation p.l.c. The maximum aggregate nominal amount of notes which may be outstanding from time to time under the EMTN was increased to US$3,000,000,000 on 5 October 1999, increased to €4,000,000,000 on 4 October 2001 and further increased to €5,000,000,000 on 3 October 2003. An updated offering circular for the programme was published on 23 November 2005. As at 31 March 2006, a total of €4,033,217,050 of notes were outstanding under the EMTN;

(b) In March 1998, United Utilities, United Utilities Electricity and North West Water Finance PLC (which was subsequently replaced by United Utilities Water) established an unlisted Euro Commercial Paper Programme (the 'ECP Programme'). The aggregate principal amount of the notes outstanding at any one time under the ECP Programme may not exceed US$1,500,000,000 or its equivalent in alternative currencies. Any notes issued under the ECP Programme may only mature after seven but not more than 365 (364 for sterling notes) days from issue. The programme amount may be increased from time to time. As at 31 March 2006, a total of US$379,409,524 of notes were outstanding under the ECP Programme;

(c) In August 1995, United Utilities Electricity issued £200,000,000 8.875 per cent listed bonds due 2026. The bonds are in bearer form in denominations of £1,000, £10,000 and £100,000 each and in registered form in amounts of £1.00 or integral multiples thereof and were constituted under a trust deed dated 3 August 1995 between United Utilities Electricity and The Law Debenture Trust Corporation p.l.c. as trustee. United Utilities Electricity issued further bonds on the same terms on 6 July 2001 and 20 December 2001. On 15 February 2002, United Utilities Electricity issued further bonds, again on the same terms, and consolidated the four issues to form a fungible single series of an aggregate outstanding amount of £450,000,000; and

(d) On 25 March 1998, United Utilities issued US$500,000,000 6.45 per cent notes due 1 April 2008 under an indenture dated 25 March 1998. On 28 July 1998, United Utilities issued U$400,000,000 6.875 per cent notes due 15 August 2028 under an indenture dated 28 July 1998. All of these bonds are US Securities and Exchange Commission ('SEC') F-1 registered Yankee bonds. In April 2001, United Utilities filed an F-3 shelf registration with the SEC enabling the company to issue up to US$2,000,000,000 of debt securities (the 'US Programme') under an indenture dated 17 June 2003 by and between United Utilities PLC and Deutsche Bank Trust Company Americas. On 19 June 2003, United Utilities issued US$250,000,000 4.55 per cent notes due 19 June 2018 and on 16 January 2004 issued US$350,000,000 5.37 5 per cent notes due 1 February 2019 under the US Programme. As at 31 March 2006, a total of US$1,500,000,000 of F-1 and F-3 SEC registered debt securities remain outstanding.

**Memorandum and articles**

United Utilities PLC was incorporated on 1 April 1989 and registered with the Registrar of Companies in England and Wales number 2366616. The memorandum of association of the company provides that its principal objects are, among other things, to be a holding company and to carry on business as a general commercial company and to carry on any trade or business or activity of any nature which may seem to the directors to be capable of being conveniently or advantageously carried on.

Directors

A director of the company shall not vote, and shall not be counted in the quorum, in relation to any resolution of the directors or of a committee of the directors on any resolution concerning any contract, arrangement, transaction or any proposal whatsoever to which the company is or is to be a party and in which he has, directly or indirectly, any material interest other than, inter alia, as a shareholder of the company.

So far as the legislation allows, the directors may exercise all the company's powers to borrow money; to mortgage or charge all or any of the company's undertaking, property (present and future), and uncalled capital; to issue debentures and other securities; and to give security either outright or as collateral security for any debt, liability or obligation of the company or any third party. Such powers can be amended by the sanction of a special resolution and at the 2006 annual general meeting the borrowing powers of the directors were amended so that whilst the total amount that the directors can borrow does not, as with the previous articles, exceed two and a half times the amount of its adjusted capital and reserves, when calculating the total amount that the directors may borrow, the amount of any pension scheme surplus or deficit arising from the application of relevant accounting standards has been excluded from the calculation of adjusted capital and reserves.

At the 2005 annual general meeting the limit on the total amount which may be paid in fees for non-executive directors was increased from £550,000 to £750,000. This limit relates only to the total fees paid to non-executive directors and not to the amount payable to executive directors in respect of their employment with the company.

The articles adopted at the 2005 annual general meeting incorporate changes which are consistent with those made by The Companies (Audit, Investigations and Community Enterprise) Act 2004 which clarify and extend the permitted scope of the indemnity which companies may provide for their directors and employees.

A director shall be capable of being appointed or re-elected as a director despite having attained the age of 70 or any other age and shall not be required to retire by reason of his having attained any particular age and section 293 of the UK Companies Act 1985 ('the Companies Act') (relating to the appointment and retirement as directors of persons who are aged 70 or over) shall not apply. A director shall not be required to hold any shares in the company.

The articles provide for directors to retire from office and seek re-election by the company's shareholders in various circumstances. A director appointed by the board must retire at the next annual general meeting of the company following his appointment. A non-executive director who has served as a director of the company for a continuous period of nine years or more must retire from office at each following annual general meeting. Ordinarily each director must retire at the third annual general meeting following his appointment or last reappointment by the shareholders of the company.

In addition, at each annual general meeting one third of the directors (or, if their number is not three or a multiple of three, the number nearest to but not exceeding one third) must retire from office by rotation. In determining the number and the identity of the directors required to retire by rotation, those directors required to retire as a result of their initial appointment by the board and non-executive directors retiring under the 'nine-year' provision, are not taken into account. In each case, the retiring directors may offer themselves for reappointment by the company's shareholders at the meeting at which they are required to retire.

Shares

The holders of shares of the company are entitled to the profits of the company available for distribution and resolved to be distributed, in proportion to the number of shares held by them and the amounts paid up or credited as paid up on such shares. With the sanction of an ordinary resolution of the company, the directors may offer any holders of shares the right to elect to receive further shares, credited as fully paid, instead of cash in respect of the whole or part of any dividend. All dividends unclaimed for a period of 12 years after having been declared shall (if the board so resolves) be forfeited and shall cease to be owed by the company.

On 6 July 2005, all the A shares were converted into ordinary shares upon the completion of the two stage rights issue and all references to them are now omitted from the articles of association. All the A shares were converted into ordinary shares at a rate of two-for-one. A Special Resolution was passed at the 2006 annual general meeting such that the articles now contain a number of provisions reflecting the fact that any shares held in treasury shall not rank for dividends or carry voting rights and shall, for certain purposes, be deemed excluded from the company's issued share capital.

If the company is wound up, the liquidator may, with the sanction of a Special Resolution of the company and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. Any such division may be otherwise than in accordance with the existing rights of the members but, if any division is resolved otherwise than in accordance with such rights, the members shall have the same right of dissent and consequential rights as if such resolution were a special resolution passed pursuant to section 110 of the Insolvency Act 1986. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees on such trusts for the benefit of the members as he, with the like sanction, shall determine, but no member shall be compelled to accept any assets on which there is a liability.

All substantive resolutions put to a vote at a general meeting shall be decided on a poll. All other resolutions shall be decided on a show of hands. Every holder of ordinary shares present in person shall on a show of hands have one vote, and every holder of ordinary shares present in person or by proxy shall on a poll have one vote for every ordinary share of which he is the holder. At the 2006 annual general meeting, a Special Resolution was passed so that the articles contain a number of provisions so that proxies may now be submitted either by delivery of a proxy form or by electronic means.

The chairman of a general meeting has absolute discretion in determining whether a resolution is a substantive resolution or another resolution and his decision shall be final. If a shareholder has been given notice in accordance with section 212 of the Companies Act and has failed to provide the necessary information in accordance with the statutory timeframes, the shareholder shall not be entitled to exercise their right to vote at the meeting; a further restriction exists should a call or any other sum due and payable by the shareholder remain unpaid.

Section 80 of the Companies Act provides that, to allot any relevant securities (as defined in the Companies Act and which includes, with certain exceptions, shares and securities convertible into shares), the directors require authorisation which may be given in the articles of association or by ordinary resolution of shareholders stating the maximum amount which may be allotted and the date on which the authority will expire (being not more than five years from the date of such authority).

Shareholders have rights of pre-emption in respect of the allotment of equity securities (as defined in the Companies Act and which includes, with certain exceptions, shares and securities convertible into shares) which are, or are to be, paid up in cash, although these pre-emptive rights can be displaced or modified by a special resolution of the shareholders or under the articles of association.

The authority given by such a special resolution can last for five years. In practice, a company whose shares are publicly traded is unlikely to receive shareholder consent for the disapplication of pre-emptive rights in respect of shares representing more than five per cent of its existing issued ordinary share capital.

Subject to the exceptions referred to below, if a holding of any class or classes of shares or any interest in them (other than certain exempt interests) reaches three per cent of the aggregate nominal value of the issued voting share capital (or, in the case of the company's share capital being divided into different classes, issued voting shares comprised in the relevant class), the shareholder (whether foreign or domestic) must notify the company of the interest within two business days of the acquisition taking the holding over three per cent and of any subsequent increase or decrease in the extent of that interest.

There are less stringent requirements for certain categories of interests in shares ('non-material interests'), for example, interests held by managers of certain collective investment schemes. Non-material interests need only be disclosed when the aggregate of those interests and other interests (other than exempt interests) reaches a threshold of ten per cent of the aggregate nominal value of the share capital concerned. The Companies Act gives a public company power to require persons whom it believes to be, or to have been within the previous three years, interested in its voting shares, to disclose prescribed particulars of those interests. Failure to supply the information required is an offence and may lead to disenfranchisement of the relevant shares and a prohibition on their transfer and on dividend and other payments in respect of them and the issue of additional shares in respect thereof.

Under the 'Rules Governing Substantial Acquisitions' of shares, where a person or company acquires 15 per cent or more of the voting rights of a listed company or where an acquisition increases their holding of shares or rights over shares which would amount to an increase in voting rights by a whole percentage point, notification must be given to the company and the London Stock Exchange no later than noon on the business day following the date of acquisition.

General meetings
21 clear days' written notice is required to be given to shareholders for an annual general meeting or an extraordinary general meeting where a special resolution is to be proposed. Ordinarily, only 14 clear days' notice is required for an extraordinary general meeting. An annual general meeting can be held at shorter notice provided that all the shareholders entitled to attend and vote agree; and, in the case of an extraordinary general meeting, if shareholders holding 95 per cent in nominal value entitled to attend and vote agree. If a shareholder is unable to attend the general meeting they are entitled to appoint a proxy to vote on their behalf and a corporate body is entitled to appoint a corporate representative to vote on its behalf. The articles of association adopted at the 2005 annual general meeting added a number of provisions which reflect the fact that proxies may be submitted either by delivery of a proxy form or by electronic means either by the company's registrars or by the CREST proxy appointment service.

Not more than 15 months shall elapse between one annual general meeting and the next. In addition to the directors, a member or members holding not less than one-tenth of the paid-up capital can require that a general meeting be convened.

There are no limitations imposed by UK law or the company's memorandum and articles of association which restrict the right of non-UK resident or non-UK citizen owners, as opposed to UK resident or citizen owners, to hold shares in the company or to exercise any voting rights. However, shareholders with a registered address outside the UK are not entitled to receive notice from the company, including notices of general meetings, unless they have given the company an address in the UK to which such notices may be sent.

All shares of the same share class rank pari passu.

**Taxation**
The following is a summary of the principal US federal and UK tax considerations that are likely to be material to the ownership and disposition of ordinary shares or ADSs by a holder that is a resident of the US for the purposes of the income tax convention which was signed on behalf of the US and the UK on 24 July 2001 and entered into force on 31 March 2003 (the 'Treaty') or, in the circumstances described below, the previous income tax convention between the US and the UK (the 'Old Treaty') and is fully eligible for benefits thereunder (an 'eligible US holder') and satisfies the three conditions set out below. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a holder of ordinary shares or ADSs. In particular, the summary deals only with eligible US holders which hold ordinary shares or ADSs as capital assets, and does not address the tax treatment of investors which are subject to special tax rules, such as banks, tax-exempt entities, insurance companies, dealers in securities or currencies, persons that elect mark-to-market treatment, persons that hold ordinary shares or ADSs as part of an integrated investment (including a 'straddle') comprised of an ordinary share or ADS and one or more other positions, and persons that own, directly or indirectly, ten per cent or more of the voting stock of the company. This summary is based on the Treaty, the Old Treaty and the tax laws of the US and the UK in effect on the date hereof, which are subject to change.

Holders should consult their own tax advisers with respect to the implications in their own particular circumstances of the election, including the possible entitlement to a special US foreign tax credit described below under 'Taxation of dividends – United States'.

This summary applies to eligible US holders if they are:

- the beneficial owner of the ordinary shares or ADSs and of any dividends received;
- an individual citizen or resident of the United States, a US corporation, or otherwise subject to US federal income tax on a net income basis in respect of their shares or ADSs; and
- not also a resident of the United Kingdom for UK tax purposes and they do not hold ordinary shares or ADSs in connection with the conduct of a business through a permanent establishment or the performance of personal services through a fixed base in the UK.

Special rules, including a limitation of benefits provision, apply in limited circumstances under the Treaty to shares or ADSs owned by an investment or holding company. This section does not discuss the treatment of such holders.

Holders should consult their own advisers regarding the tax consequences of the acquisition, ownership, and disposition of ordinary shares or ADSs in the light of their particular circumstances, including the effect of any state, local, or other national laws.

Beneficial owners of ADSs will be treated as owners of the underlying shares for US federal income tax purposes and deposits and withdrawals of shares in exchange for ADSs will not result in the realisation of gain or loss for US federal income tax purposes.

### Taxation of dividends

#### United Kingdom

There is no UK withholding tax on dividends. A shareholder resident for UK tax purposes in the UK who receives a dividend from the company will generally be entitled to a tax credit equal to one-ninth of the dividend. The Old Treaty allowed an eligible US holder to claim a similar tax credit from the UK Revenue. However, it also provided for a notional UK withholding tax which, in the case of an eligible US holder that owned, directly or indirectly, less than ten per cent of the voting stock of the company, was set at 15 per cent of the aggregate of the dividend and the credit. This meant that no amount was actually payable to such holders by the UK Revenue in respect of their tax credit entitlement.

The Treaty provides neither for the right to claim the credit nor for the notional withholding tax. The result is that no eligible US holder will be entitled by virtue of the Treaty to an additional payment from the UK Revenue on receipt of a dividend from the company.

#### United States

Eligible US holders must include dividends received in ordinary income on the date such a holder or ADS depositary received them. The dividends will be treated as foreign source income. Eligible US holders should determine the amount of dividend income by converting pounds sterling into US dollars at the exchange rate in effect on the date of such holder's (or the depositary's, in the case of ADSs) receipt of the dividend. Subject to certain exceptions for positions that are hedged or held for less than 61 days, an individual eligible US holder generally will be subject to US taxation at a maximum rate of 15 per cent in respect of 'qualified dividends' received before 2009.

Dividends received with respect to the ordinary shares or ADSs will be qualified dividends if United Utilities was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company ('PFIC'). Based on United Utilities' audited financial statements and relevant market data, United Utilities believes that it was not treated as a PFIC for US federal income tax purposes with respect to its 2004 or 2005 taxable year. In addition, based on United Utilities' audited financial statements and its current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market data, United Utilities does not anticipate becoming a PFIC for its 2006 taxable year.

### Taxation of capital gains

#### United Kingdom

Gain realised by an eligible US holder on the sale or other disposition of ordinary shares or ADSs will not be subject to UK taxation, provided that such shares are not held in connection with a UK branch or agency or (in relation to a corporate holder) a UK permanent establishment.

#### United States

Gain realised on the sale, exchange or other disposition of ordinary shares or ADSs will be included in income for US tax purposes and will be long-term capital gain if the ordinary shares or ADSs were held for more than one year. The net long-term capital gain recognised by an individual eligible US holder before 1 January 2009 generally is subject to taxation at a maximum rate of 15 per cent.

### Backup withholding tax and information reporting

Distributions made on ordinary shares and proceeds from the sale of ordinary shares or ADSs that are paid within the UK or through certain US-related financial intermediaries to US holders are subject to information reporting and may be subject to a 'backup' US withholding tax unless, in general, the US holder complies with certain procedures or is a corporation or other person exempt from such withholding. Holders that are not US persons generally are not subject to information reporting or backup withholding tax, but may be required to comply with applicable certification procedures to establish that they are not US persons in order to avoid the application of such information reporting requirements or backup withholding tax to payments received within the US or through certain US-related financial intermediaries.

### Stamp duty and stamp duty reserve tax

A transferee of ordinary shares will generally be required to pay UK stamp duty or stamp duty reserve tax at a rate of 0.5 per cent of the consideration paid for the transfer.

However, no UK stamp duty should be payable on the transfer of an ADS or beneficial ownership of an ADS, provided that any instrument of transfer is executed and remains at all times outside the UK, and no UK stamp duty reserve tax should in any event be payable on an agreement to transfer an ADS or beneficial ownership of an ADS.

### Listing and price history

The principal trading market for the shares of the company is the London Stock Exchange. The ordinary shares have been listed on the London Stock Exchange since 12 December 1989. The American depositary shares (ADSs), each representing two ordinary shares, have been listed on the New York Stock Exchange since 28 January 1998. The ADSs, evidenced by American depositary receipts (ADRs), are issued by JPMorgan Chase Bank, N.A., as Depositary under a Deposit Agreement dated 9 June 2006 between the company, JPMorgan Chase Bank, N.A. and the holders from time to time of ADSs.

The table below sets out, for the periods indicated, (i) the highest and lowest middle-market quotations for the ordinary shares (as derived from the Daily Official List of the London Stock Exchange); and (ii) the reported high and low sale prices of the United Utilities ADSs on the New York Stock Exchange.

| | London Stock Exchange per ordinary share | | New York Stock Exchange per ADS | |
|---|---|---|---|---|
| | High (p) | Low (p) | High (US$) | Low (US$) |
| Financial year 2002 | 582.3 | 499.7 | 16.95 | 14.32 |
| Financial year 2003 | 577.6 | 476.8 | 17.98 | 15.35 |
| **Financial year 2004** | | | | |
| First quarter | 544.3 | 504.9 | 18.93 | 16.57 |
| Second quarter | 505.8 | 454.8 | 16.90 | 14.69 |
| Third quarter | 511.8 | 453.8 | 18.23 | 15.47 |
| Fourth quarter | 525.0 | 472.5 | 19.70 | 17.42 |
| **Financial year 2005** | | | | |
| First quarter | 561.0 | 518.5 | 20.62 | 19.07 |
| Second quarter | 558.5 | 505.0 | 20.36 | 18.69 |
| Third quarter | 633.0 | 545.0 | 25.16 | 20.13 |
| Fourth quarter | 662.5 | 598.5 | 25.49 | 22.96 |
| **Financial year 2006** | | | | |
| First quarter | 685.0 | 623.5 | 25.40 | 23.80 |
| Second quarter | 665.0 | 623.0 | 24.75 | 22.34 |
| Third quarter | 685.5 | 612.0 | 24.44 | 21.91 |
| Fourth quarter | 700.0 | 651.0 | 24.96 | 23.35 |
| December 2005 | 685.5 | 645.5 | 24.44 | 23.00 |
| January 2006 | 678.0 | 651.0 | 24.46 | 23.35 |
| February 2006 | 700.0 | 679.0 | 24.71 | 23.93 |
| March 2006 | 700.0 | 674.0 | 24.96 | 23.63 |
| **Financial year 2007** | | | | |
| April 2006 | 695.5 | 671.0 | 24.91 | 23.90 |
| May 2006 | 673.0 | 642.0 | 25.37 | 24.48 |

These share prices have been adjusted for all periods prior to the rights issue using an adjustment factor based on the consideration received from the first stage of the rights issue and assumed proceeds from the second stage, which were received in June 2005. The adjustment factor is 0.8646 calculated using 531.5 pence per ordinary share, being the closing price on 26 August 2003, the date of approval of the rights issue at the extraordinary general meeting. This adjustment reflects the full bonus element of the rights issue which arose at the first stage, as demonstrated by the movement in the share price following the approval of the rights issue at the extraordinary general meeting.

### Documents on display in the US

United Utilities is subject to the information requirements of the US Securities Exchange Act of 1934 as amended (the 'Exchange Act'), and is therefore required to file reports, including annual reports on Form 20-F, and other information with the US Securities and Exchange Commission. These materials, including this annual report and the exhibits to Form 20-F, may be inspected and copied at the Commission's public reference rooms in Washington, DC, New York, NY and Chicago, Ill. Please call the Commission at +1-800-732-0330 for further information on the public reference rooms. Any filings made electronically will be made available to the public over the internet at the Commission's website at www.sec.gov.

## Other useful information for shareholders

### Key events for shareholders

The company is holding its 2006 annual general meeting on Friday 28 July 2006 at the Bridgewater Hall, Manchester, England. The meeting will start at 11.00 a.m. The notice calling the meeting and a full explanation of the resolutions to be proposed at the meeting are set out in the leaflet sent to shareholders with this report.

During the next year, the company will:

- pay the 2006 final dividend on 25 August 2006;
- announce the half-year results in December 2006;
- pay the 2007 interim dividend in February 2007;
- announce the preliminary full-year results in May/June 2007;
- publish the combined annual report and accounts and Form 20-F, the stakeholder report and summary financial statement in June 2007; and
- hold the annual general meeting in July 2007.

### Keeping you in the picture

You can find more information about United Utilities quickly and easily on the United Utilities website. In addition to the annual report and accounts, the stakeholder report and other reports, company announcements are also published on the website, including the interim and preliminary results announcements and associated presentations. **www.unitedutilities.com/corporatereports**

In addition to these reports, the group also publishes in printed form a wide range of reports, leaflets and factsheets about aspects of its businesses. You can get more information about them from Gaynor Kenyon, group director of communications, at Dawson House, Great Sankey, Warrington WA5 3LW (telephone: +44 (0) 1925 237000; email: gaynor.kenyon@uuplc.co.uk).

Copies of the separate regulatory accounts for the year ended 31 March 2006 for the licensed water and electricity businesses, which are required to be given to the water and energy regulators, are available free of charge. If you would like copies please contact Jonathan Williams in the group secretariat on +44 (0) 1925 237000, or alternatively they are available on the website.

### Enquiring about your shareholding

If you want to ask about your shareholding, or need any information, please contact the company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0) 870 600 3971 or textphone for shareholders with hearing difficulties: +44 (0) 870 600 3950).

The registrar's website allows shareholders with internet access to view details of their shareholdings and dividends, to vote at general meetings and to register to receive communications electronically. You can use the tools on the website to value your portfolio by reference to a recent market price and, if you wish, sell your shares online. To register with Shareview go to www.shareview.co.uk, click on 'Create a portfolio' and follow the onscreen registration process using the eight-digit account number on the enclosed proxy form.

If you have received more than one copy of this document, you may have more than one account in your name on the register of members. To merge your holdings, please write to Lloyds TSB Registrars at the above address, giving details of the accounts concerned and how you want them to be merged.

### Paying your dividends direct to your account

The registrars pay dividends direct to a shareholder's bank or building society account through the BACS (Bankers' Automated Clearing Service) system. If you have not already arranged for your dividends to be paid direct to your bank or building society account and you want to do so, please contact the company's registrar, at the address above.

### Dealing in United Utilities' shares cost effectively

You can now buy or sell our ordinary shares using Lloyds TSB Registrars' low cost share dealing service (telephone: +44 (0) 870 850 0852) or deal online at **www.shareview.co.uk/dealing**

### Holding your shares tax efficiently

The United Utilities' single company ISA (a Maxi or Mini shares-only individual savings account), managed by Lloyds TSB Registrars, offers a tax-efficient way of holding United Utilities' shares. To get more information, please ring +44 (0) 870 24 24 244 stating that you are a United Utilities shareholder.

### Donating shares to the ShareGift scheme

Many shareholders can find themselves owning parcels of shares so small that it would cost more to sell them than they are worth. The ShareGift scheme, a registered charity administered by The Orr Mackintosh Foundation, allows you to donate shares to the Foundation which aggregates them, sells them when possible and donates the proceeds to a growing list of charities. If you would like further information, write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN (telephone: +44 (0) 20 7337 0501), or visit the scheme's website at **www.sharegift.org**

**Enquiring about the American listing**
United Utilities' shares are listed on the New York Stock Exchange in the form of American depositary shares (ADS), evidenced by American depositary receipts (ADR), and trade under the symbol UU. Each ADS represents two shares. JPMorgan Chase Bank, N.A. is the depositary and its address for enquiries is JPMorgan Chase Bank, N.A., JPMorgan Service Center, PO Box 3408, South Hackensack, NJ 07606 3408. Telephone: (800) 900 1135 (US toll free) or outside the US, +1 (201) 680 6630 or visit the website at **www.adr.com/shareholder**

ADR holders can get a copy of the annual report on Form 20-F, which is filed with the Securities and Exchange Commission in the USA from JPMorgan Chase Bank, N.A. Other shareholders can obtain a copy of the annual report on Form 20-F from Jonathan Williams in the group secretariat on +44 (0)1925 237000, or alternatively the report is available on the website. The combined annual report and form 20-F is filed with the Securities and Exchange Commission in the USA and can be found on its website at **www.sec.gov**

**Avoiding unsolicited mail**
The company is legally obliged to make its register of members available to other organisations. Because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive, and you have a UK registered address, please write to the Mailing Preference Service, MPS Freepost LON20771, London W1E 0ZT, or register by telephoning +44 (0) 845 703 4599 or online at **www.mpsonline.org.uk**

If you have any further questions about your dividend or shareholding, please call the helpline on +44 (0) 870 600 3971 or visit the website. **www.unitedutilities.com**

# Cross reference to Form 20-F

The information in this document that is referred to below shall be deemed to be part of the annual report on Form 20-F for 2006 that has been filed with the Securities and Exchange Commission. This information is the only information that is intended to be filed or incorporated by reference into any filing made by the company under applicable US securities laws.

# Glossary

| | |
|---|---|
| A shares | Common stock/share of 50 pence each |
| Allotted | Issued |
| Called-up share capital | Ordinary and A shares, issued and fully paid |
| Non-current liabilities | Long-term liabilities |
| Depreciation | Amortisation |
| Finance lease | Capital lease |
| Employee share option | Employee stock option |
| Shareholders' equity | Stockholders' equity |
| Financial year | Fiscal year |
| Non-current asset investments | Long-term investments |
| Freehold | Ownership with absolute rights in perpetuity |
| Freehold land | Land owned |
| Gearing | Leverage |
| Investment income | Interest income |
| Finance expense | Interest expense |
| Nominal value | Par value |
| Ordinary share | Common stock/share of £1.00 each |
| Pension scheme | Pension plan |
| Profit | Income (or earnings) |
| Reserves | Stockholders' equity other than capital stock |
| Share capital | Shares, capital stock or common stock issued and fully paid |
| Share premium account | Premiums paid in excess of par value |
| Shares | Unless further defined, both A shares and ordinary shares together |
| Shares in issue | Shares outstanding |

In this report, references to 'company' or 'United Utilities' are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to 'group' are to United Utilities PLC together with its consolidated subsidiaries. References to 'United Utilities Electricity' are to United Utilities Electricity PLC, to 'United Utilities Contract Solutions' are to United Utilities Contract Solutions Holdings Limited and subsidiaries, to 'United Utilities Industrial' are to United Utilities Industrial Limited and subsidiaries, to 'United Utilities Networks' are to United Utilities Networks Limited and, up until 31 March 2003, the metering and connections activities of United Utilities Water and United Utilities Electricity, to 'United Utilities Customer Sales' are to United Utilities Customer Sales Limited and the customer relationship activities of United Utilities Water, to 'United Utilities North West' are to United Utilities North West PLC and to the asset management activities of the wastewater, water and electricity network assets owned by United Utilities Water and United Utilities Electricity, to 'United Utilities Water' are to United Utilities Water PLC, to 'Vertex' are to Vertex Data Science Limited and to Marlborough Stirling are to Vertex Financial Services Holdings Limited (formerly Marlborough Stirling plc) and subsidiaries and to 1st Software are to 1st Software Group Limited and subsidiaries which are all wholly owned subsidiaries of the company. References to 'Your Communications' are to Your Communications Group Limited and subsidiaries, to 'Eurocall' are to Eurocall Holdings Limited and subsidiaries which companies were sold to THUS Group PLC on 26th February 2006.

References are also made to specific terms which bear the following meanings:

- 'Megawatt' (MW) – a megawatt is a unit of power equal to one million watts.
- 'Gigawatt' (GW) – a gigawatt is a unit of power equal to one billion (one thousand million) watts.
- 'Gigawatt-hour' (GWh) – one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1GW.
- 'Kilowatt' (kW) – a kilowatt is a unit of power equal to one thousand watts.
- 'Kilovolt' (kV) – a kilovolt is a unit of electrical potential equal to 1000 volts.
- 'Megalitre' (Ml) – one megalitre equals one million litres.
- 'Microgram' (ug) – a microgram is one millionth of a gram.

The company's registered office is located at Dawson House, Great Sankey, Warrington, WA5 3LW, England and its telephone number is +44 (0)1925 237000. The company is registered in England number 2366616.The web site address is www.unitedutilities.com.

The company's financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to 'financial year' or to a particular year (e.g. 2005/06) are to the 12 months ended on 31 March of that year.

This is the report and accounts and Form 20-F of United Utilities PLC for the financial year ended 31 March 2006. It contains the annual report and accounts in accordance with UK generally accepted accounting principles and regulations and a reconciliation to US generally accepted accounting principles. This document also incorporates the annual report on Form 20-F as required by the US Securities and Exchange Commission (the 'SEC'), however the document filed with the SEC may be supplemented with further information or amended if necessary.

2006 Annual Report on Form 20-F text printed on Soporset Premium Offset made from ECF pulp sourced from certified sustainable forests.
These materials are manufactured from mills accredited with ISO14001.
Designed and produced by Black Sun Plc + 44 (0) 20 7736 0011. Printed by Butler & Tanner.


Northern
Gas Networks
Working with United Utilities

United Utilities

United Utilities PLC
Dawson House
Great Sankey
Warrington
WA5 3LW
Telephone +44 (0)1925 237000
Facsimile +44 (0)1925 237073

Registered in England and Wales
Registered number 2366616

www.unitedutilities.com



Annual Report & Accounts

# 2007

United Utilities

We are one of the largest operators of water and wastewater systems in the UK. We provide operations and maintenance and shared services activities to Dŵr Cymru Welsh Water and are helping to deliver capital investment programmes for Scottish Water and Southern Water throughout their operational areas.

We own and operate an electricity network, operate a gas network and provide multi-utility metering and connections services.

**Focus on core skills delivers performance improvements**

- Underlying profit before tax from continuing operations* up 15.9 per cent to £561.4 million
- United Utilities North West segmental operating profit increased by 17.7 per cent to £750.1 million, with underlying profit* up 11.1 per cent to £736.3 million
- £747.9 million capital expenditure in United Utilities North West in the year to improve services to customers including infrastructure renewals expenditure of £101.2 million
- Strategic focus on core skills of managing water, wastewater, electricity and gas networks
- Operational performance improvements delivered for customers
- Customer satisfaction for water and wastewater customers at a three-year high
- First UK water company to announce an action plan to reduce carbon emissions
- Asset owner/operator management reorganisation implemented to generate higher performance
- £10.0 million of annual cost savings expected from management reorganisation

**Sale process initiated for United Utilities' electricity distribution assets**

- Focus on the much larger water asset base which offers significantly more growth potential
- Expect to return to shareholders the net equity proceeds from the potential sale
- Capital structure and dividend policy to be reviewed at the end of the sale process, recognising the importance of income to our shareholders
- Board's intention is that shareholders will realise total distributions over the remainder of the 2005-10 price control period at least equivalent to the distributions targeted for the same period under the current dividend policy
- Target a credit rating to best mirror regulatory assumptions for United Utilities Water
- Intend to continue to operate electricity assets, consistent with core skills strategy

*** Underlying profit measures are defined and reconciled to the group's income statement on pages 24 and 25**

Contents

## 1 Business review



## 2 Governance



## 3 Financial statements



## 4 Information for shareholders

# The following key performance indicators (KPIs) are the principal measures used by the board to assess the group's performance

| | 2006/07 | 2005/06 |
|---|---|---|
| **Financial** | | |
| Revenue from continuing operations | **£2,323.0m** | £2,086.0m |
| Operating profit from continuing operations | **£827.5m** | £729.5m |
| Underlying operating profit from continuing operations* | **£816.0m** | £752.9m |
| Profit before taxation from continuing operations | **£676.0m** | £445.1m |
| Underlying profit before taxation from continuing operations* | **£561.4m** | £484.4m |
| Total dividends per ordinary share | **44.93p** | 43.87p |
| Basic earnings per share from continuing operations | **57.1p** | 37.8p |
| Basic earnings per share from continuing and discontinued operations | **49.4p** | 24.3p |
| **Environment** | | |
| Pollution incidents | **9** | 23 |
| Carbon management – renewable energy generated | **78.6GWh** | 76.6GWh |
| Water quality – OPI water quality index | **99.84** | 99.84 |
| **Employees** | | |
| Employee satisfaction – employee opinion survey | **69%** | 74% |
| Health and safety – accident incident rate | **498** | 548 |
| Health and safety – cumulative accident-related lost time rate | **9,052** | 11,564 |
| **Customers** | | |
| Water – relative efficiency | **Band B** | Band C |
| Wastewater – relative efficiency | **Band C** | Band D |
| Security of water supply – rolling annual average leakage | **468 Ml/d** | 477 Ml/d |
| Sewer flooding – number of properties removed from the at-risk register | **152** | 237 |
| Electricity – customer minutes lost | **56.68** | 51.52 |
| Electricity – customer interruptions | **53.89** | 47.50 |
| Overall customer satisfaction – water | **74%** | 48% |
| Overall customer satisfaction – electricity | **69%** | 70% |
| Written complaints | **24,193** | 29,842 |

**Notes:**
Electricity distribution business is treated as a continuing operation in the above results.
*Underlying profit measures are defined and reconciled to the group's income statement on pages 24 and 25.

# Business review



## Definitions of the key performance indicators

**Financial**

Revenue from continuing operations
- A definition of revenue is included in accounting policies note (p).

Operating profit from continuing operations
- A definition of operating profit is included in accounting policies note (k).

Underlying operating profit from continuing operations*
- Operating profit from continuing operations excluding restructuring costs and other significant non-recurring items.
- The board considers that the removal of the impact of restructuring costs and other significant non-recurring items gives a clearer understanding of the underlying trading performance.
- A full reconciliation of this figure to operating profit from continuing operations can be found in the non-GAAP measures section in tables 5 and 6 on page 25.

Profit before taxation from continuing operations
- This measure deducts all expenses from revenue including finance expenses and operating expenses, but excludes the taxation charge.

Underlying profit before taxation from continuing operations*
- Profit before taxation from continuing operations before share of results of associated company and excluding restructuring costs and other significant non-recurring items.
- Adjusted to exclude fair value movements on debt and derivative instruments.
- The board considers that the removal of the impact of restructuring costs and other significant non-recurring items gives a clearer understanding of the underlying performance.
- A full reconciliation of this figure to profit before taxation from continuing operations can be found in the non-GAAP measures section in table 7 on page 25.

Dividends per ordinary share
- Amount of dividend declared per ordinary share for the year expressed in pence. See note 8 to the financial statements for a further analysis of dividends per share.

Basic earnings per share
- Basic earnings per share is calculated by dividing profit for the year attributable to equity holders of the company by the weighted average number of shares in issue. See note 9 to the financial statements for a further analysis of earnings per share.

**Environment**

Pollution incidents
- Number of category 1 and 2 incidents incurred during the year as defined by the Environment Agency. Figures stated are for the years to December 2006 and December 2005.

Carbon management
- Number of gigawatt-hours of renewable energy generated by United Utilities North West in the year. Figures stated are for the years to December 2006 and December 2005.

Water quality
- The Operational Performance Index (OPI) is calculated by the Drinking Water Inspectorate as a means of monitoring water quality. It is based on an average of the mean zonal compliance for six water quality parameters (iron, manganese, aluminium, turbidity, E.coli, trihalomethanes) as measured at customers' taps. Figures stated are for the years to December 2006 and December 2005.

**Employees**

Employee satisfaction – employee opinion survey
- Percentage of employees satisfied with their current job as measured by the annual employee survey.

Health and safety – accident incident rate
- This is the number of lost time accidents in the year pro-rated to produce a rate per 100,000 employees.

Health and safety – cumulative accident-related lost time rate
- Cumulative accident-related lost time rate per 100,000 employees.

**Customers**

Relative efficiency
- Operating expenditure relative efficiency band as assessed by Ofwat for the years to December 2006 and December 2005.

Security of water supply – rolling annual average leakage (Ml/d)
- Annual rolling leakage – figures given are in megalitres per day for the years to December 2006 and December 2005.

Sewer flooding
- Total number of properties removed from the sewer flooding register during the year. The register records properties at risk of experiencing one sewer flooding incident in ten years.

Customer minutes lost
- A standard measure of network reliability used by Ofgem, which is the sum of customer minutes lost for all restoration stages for all incidents divided by the number of connected customers as at 30 September each year.

Customer interruptions
- A standard measure of network reliability used by Ofgem. This represents the number of interruptions per 100 customers and is calculated as: (total customers affected/total customers connected to the network) x 100.

Overall customer satisfaction
- The business has an internal overall customer experience assessment mechanism which measures the level of customer satisfaction in relation to the response received from an enquiry. It involves a series of interviews with customers. Sample interviews are conducted monthly.

Written complaints
- Total number of written complaints received by United Utilities North West businesses.

# We are committed to listening and responding to all our stakeholders

**People**
The board is pleased to report another good set of financial results. We would like to thank our employees for making this possible through their continuing hard work and loyalty.

The board was saddened by the death of Gordon Waters in December 2006. Gordon led our Contract Solutions business and worked closely with the Carbon Trust. We feel he would have approved of our decision to put carbon management high on our agenda.

In March, we completed the sale of Vertex to a consortium led by Oak Hill Capital Partners in line with our strategy of focusing on our core skills. Tom Drury left the board as a result, and we wish him well for the future.

We have strengthened our team with two recent appointments. We welcome Dr Catherine Bell to the board as a non-executive director and Paul Capell as our business development director. We say a fond farewell to Sir Peter Middleton, who will retire at the annual general meeting after 13 years as a non-executive director. I thank him on behalf of the board for his substantial contribution. Nick Salmon will replace Sir Peter as senior independent director.

**Performance**
Revenue from continuing operations rose 11.4 per cent to £2,323.0 million, principally reflecting growth in United Utilities North West. Operating profit from continuing operations increased to £827.5 million, up 13.4 per cent on last year.

The board is proposing a final dividend in respect of the year ended 31 March 2007 of 30.30 pence per ordinary share. This is an increase of 2.4 per cent, consistent with the group's policy of growing dividends in line with inflation. Together with the interim dividend of 14.63 pence per ordinary share, the total ordinary dividend relating to the year is 44.93 pence. The final dividend of 30.30 pence will be paid to shareholders on 24 August 2007.

Where things have gone wrong we have worked hard to address and improve them. You will have seen that our regulator, Ofwat, has imposed a penalty of £8.5 million because it concluded that we did not conduct certain internal trading arrangements on an arm's length basis. This was a disappointment to us and we have taken all appropriate steps to remedy the matter. Our decision to restructure the business, focus on core skills and sharpen our commercial discipline has also helped; it gives greater visibility and accountability to the different parts of our business.

**Outlook**
By focusing on core skills, the business is well placed to meet expectations for the forthcoming financial year. With predictable regulated revenue increases ahead, the board expects United Utilities to continue to deliver strong profit growth.

We hope you enjoy reading this report and continue to share in our company's success.

**Dick Evans**
**Chairman**



# Our vision is to be a world class operator of utility infrastructure



During the last 12 months we have started a journey towards becoming 'a world class operator of utility infrastructure' through a rigorous focus on our core business. We would like to thank all our stakeholders for their support, especially our 9,000 colleagues.

We are already seeing some improvement in meeting our leakage performance target set by Ofwat and in higher improved customer satisfaction levels. Although we have made a good start, much further progress is needed.

When I arrived at United Utilities in February last year, I found a business with many positive attributes: an ethos of commitment to service; a large customer base; and services that everybody needs.

However, our customer satisfaction levels should have been better and we were not meeting all our regulatory targets. I felt these issues sprang from a lack of commercial focus in the business, resulting from a diffused portfolio and a culture without the sharpness that competition provides.

**A new vision and values**
Our first task was to create a clear vision and set of values. We sought the full involvement of the business at every level through a series of workshops and other routes and developed our values together. We have defined them as 'team, trust, passion and commitment'.

Our vision to become world class would be meaningless, however, without a means of measuring our performance against a peer group of world class companies. We have implemented a scorecard that provides a high level comparison of our progress against respected international companies in utility and wider corporate industries.

It was equally important to create a new streamlined structure that would enable improved performance by focusing on what we do best. We are concentrating all our resources on our core competencies in operating water, wastewater, electricity and gas infrastructure. Our new structure will help us to share best practice, knowledge and skills across the group.

We sold Vertex and brought the call centre customer management services that Vertex provided for us in-house. We also have a contract with Accenture to provide back office services. We believe these arrangements will deliver a better service to our customers.

Changing the structure of an organisation is comparatively straightforward, even for a business as large as United Utilities. It is far more challenging to create a culture that allows and motivates people to behave differently.

We are placing a greater emphasis on leadership at every level, authentic leadership that inspires people and sets a positive example.

The challenge facing us is to retain the valuable ethos of duty and commitment within United Utilities, while commercialising our culture to sharpen performance. Part of the solution is to open the entire organisation to the competitive atmosphere that our non-regulated business is used to.

Today, internal measurements of customer satisfaction across water, wastewater, billing and collection have risen from a benchmark score of 48 per cent to 74 per cent. This follows the introduction of popular new practices such as two-hour appointment windows and Sunday working.

Many of these improvements have come through innovative thinking. Thermal imaging equipment, for example, is helping us to predict potential plant and equipment failures so we can spot and fix weaknesses before they cause problems.

**74%**

**customer satisfaction**

74 per cent of UUW's water customers who had made an enquiry were satisfied with the overall service they received

**468Ml/d**

**rolling annual average leakage**

We have achieved our economic level of leakage rolling target

Mobile laser technology is helping to ensure the alignment of our clean water pumps, an investment that is reducing energy use and extending their life.

**Carbon emissions**

United Utilities is the first UK water company to set out an action plan to reduce its carbon emissions. The group's electricity consumption has almost doubled since privatisation, as a result of delivering environmental and customer improvements and this plan is actually targeting a reversal in the rising trend of carbon emissions. We have developed a cost-effective programme after working closely with the Carbon Trust to maximise our contribution in tackling climate change.

Our carbon investment programme is estimated at around £37 million, with an expected three to five-year payback period. We are targeting a gross reduction in carbon emissions of around 26 per cent in the medium-term, with approximately eight per cent to come from our internal carbon reduction plans and around 18 per cent via renewable energy supply contracts. Harvesting sustainable energy from wastewater treatment processes is a key element in meeting this target and we now have close to a quarter of the UK's sewage gas combined heat and power plants.

**Planning for the long term**

We are initiating a sale process for our electricity distribution assets, with a view to maximising shareholder value. Our water business represents over 85 per cent of the group's regulatory asset value and we believe that shareholders' interests are best served by our focusing on the much larger water asset base, which offers significantly more growth potential than our electricity assets.

Changes now in place are already giving us greater clarity on our future capital investment programme, which will see us spend approximately £2,300 million improving our infrastructure over the next three years. We will bring the costs of customer service in line with industry standards, on the principle that delivering a good, 'right-first-time' service is the most efficient possible solution.

**Philip Green**
**Chief executive**

# Our business today

## Restructuring will improve performance and lead to more commercial behaviour

**Business description**
United Utilities PLC is a public limited company registered in England and Wales. Its asset owning operations, comprising United Utilities Water PLC (UUW) and United Utilities Electricity PLC (UUE), hold licences to provide water and wastewater services and electricity distribution services, respectively, to a population of some seven million people in north west England. United Utilities Contract Solutions applies the group's expertise in operating utility infrastructure to competitive markets and is now the leading utility outsourcing business in the United Kingdom.

**History**
United Utilities PLC (then known as North West Water Group PLC) was incorporated on 1 April 1989 under the Companies Act 1985 along with its subsidiary United Utilities Water PLC (then known as North West Water Limited). In November 1995, the company acquired UUE (then known as NORWEB plc), the distributor of electricity in north west England and, at that time, a supplier of electricity and gas in the United Kingdom.

In August 2000, the company sold the electricity and gas supply business and, as a result, no longer has any significant exposure to the competitive energy generation and supply market. In February 2006, the company disposed of its telecommunications business, Your Communications, to THUS Group plc. On 26 March 2007, the business process outsourcing business, Vertex, was sold to a consortium of US-based private equity firms led by Oak Hill Capital Partners.

**Segmental reporting**
The group reports through two business segments: United Utilities North West and United Utilities Contract Solutions.

United Utilities North West
United Utilities North West comprises the regulated monopoly activities of UUW (water and wastewater) and UUE (electricity distribution). These companies own the respective infrastructure network assets representing 87.3 per cent of the group's segmental assets at 31 March 2007. The businesses are capital intensive and are subject to economic, quality and environmental regulation.

These businesses generated 90.6 per cent of the group's operating profit from continuing operations in 2006/07, of which approximately three quarters is derived from water and wastewater and approximately one quarter from electricity distribution.

United Utilities Contract Solutions
United Utilities Contract Solutions applies the group's infrastructure management expertise to competitive markets by providing a service to clients in managing their infrastructure assets. In addition, it owns the group's interest in non-regulated utility assets. These activities employ only a limited amount of capital, representing 5.1 per cent of the group's segmental assets at 31 March 2007.

Other activities
Other activities include United Utilities Property Solutions (UUPS), the property trading and management business of United Utilities PLC, which owns land and property assets. UUPS' operating profit for the year was £18.2 million.

**Business restructuring**
Since the end of the financial year, the company has realigned its structure to improve performance and lead to more commercial behaviour.

From 1 April 2007, Utility Solutions will manage the operation of all water and wastewater, electricity and gas networks, whether that is on behalf of United Utilities' own businesses or for external clients. The Asset Management and Regulation function will develop and deliver the regulatory price review strategy and will engage with key opinion-formers, ministers, regulators and civil servants. Finally, the Business Development function will pursue a growth strategy for the group and deliver its international business's financial targets.

As part of this reorganisation, the composition and membership of our executive team has been reviewed and a number of roles have been redefined. High quality individuals have been recruited and key internal talent has been retained to ensure that the group has the right blend of skills, experience and resources to help the group to become a world class operator of utility infrastructure. Six of our nine executive officers and around one quarter of our senior managers are new to the business. The Vertex sale reduced the group's workforce by around a half with minimal impact on profitability.

With regard to the new business functions, Charlie Cornish, formerly managing director of United Utilities North West, is managing director of Utility Solutions and an executive board member. Clive Elphick, formerly policy director, heads Asset Management and Regulation. Paul Capell, who joined the group on 1 May 2007 from Veolia, is managing director of Business Development and an executive board member.

**Sale of electricity distribution assets**
As one of the first stages of realigning the existing businesses into the new structure, a new operating entity, United Utilities Electricity Services Limited, has been established. This company will focus on the operation and maintenance of the group's electricity assets, currently owned by United Utilities Electricity. The board has taken a decision to initiate a sale process for the electricity distribution assets but intends to retain the asset operator function, consistent with its core skills strategy.

# United Utilities North West

## We are treating and distributing around 1.9 billion litres of water and wastewater per day and distributing some 25,800 GWh of electricity annually

United Utilities North West manages the operation of the licensed water and wastewater network assets owned by United Utilities Water, and the electricity distribution assets owned by United Utilities Electricity, in north west England. These businesses involve the removal and treatment of wastewater from, and the treatment and distribution of around 1.9 billion litres of water a day to, 3.2 million homes and businesses, and the annual distribution of approximately 25,800 GWh of electricity to 2.4 million consumer premises.

Both businesses enjoy monopoly positions in the north west region and they are therefore subject to regulation in terms of price and performance. Figures 1 and 2 below show that both the water and electricity businesses operate in what is essentially the same geographical area.

**UK water market**

The water industry is made up of local and regional monopoly companies operating the water and sewerage networks. Figure 1 shows the water and sewerage boundary map of the UK. Under current legislation, domestic customers have no ability to change their supplier.

The Water Services Regulation Authority (Ofwat) is the economic regulator of the water and sewerage industry in England and Wales.

**UK electricity market**

The electricity industry consists of four components: generation, transmission, distribution and supply. The majority of electricity distribution services are provided by regional distribution companies, each with its own service area. These are broadly based on the former electricity board areas (see figure 2 below). The electricity industry is regulated by the Gas and Electricity Markets Authority, which governs and acts through the Office of Gas and Electricity Markets (Ofgem). In the electricity market, suppliers contract with generators (for wholesale power) and with transmission and distribution network businesses (for delivery services) in order that they can provide energy to final consumers.

Fig 1. UK water and sewage service boundaries


1. Scottish Water
2. Northumbrian Water
3. Yorkshire Water
4. Anglian Water
5. Southern Water
6. Wessex Water
7. Thames Water
8. South West Water
9. Severn Trent Water
10. Dŵr Cymru Welsh Water
11. United Utilities
12. Water Services Northern Ireland

Fig 2. UK electricity distribution companies


1. Scottish and Southern Energy
2. ScottishPower
3. CE Electric UK
4. CE Electric UK
5. Central Networks
6. EDF Energy
7. EDF Energy
8. EDF Energy
9. Scottish and Southern Energy
10. Western Power Distribution
11. Western Power Distribution
12. Central Networks
13. ScottishPower
14. United Utilities
15. Northern Ireland Electricity

The activities undertaken by United Utilities North West are:

- Capital intensive – At privatisation in 1989, the water and wastewater infrastructure inherited by United Utilities Water was in need of substantial repair and replacement. Further improvements have been required in order to comply with applicable UK and European Union environmental and drinking water quality regulations. Gross capital expenditure relating to water and wastewater in the year ended 31 March 2007 was £570.3 million (2005/06: £440.9 million). 54.5 per cent related to the water and wastewater network and non-infrastructure maintenance programmes, and 45.5 per cent related to the quality and enhancement programme. Capital expenditure for the year ended 31 March 2007 relating to electricity distribution was £177.6 million (2005/06: £141.6 million). 44.2 per cent was load related (enabling new connections to be made to the network and increasing the amount of electricity able to be carried), 48.9 per cent was non-load related (for example, replacing assets due to statutory obligations or replacing faulty or ageing equipment) and 6.9 per cent was non-operational (for example, information technology);
- Subject to economic regulation – In general, these businesses are monopolies and are subject to incentive-based economic regulation which imposes caps on increases in customer prices, rewards efficiency and high standards of customer service and penalises inefficiency and poor standards of customer service. The economic regulation of wastewater, water and electricity distribution are described in more detail below; and
- Subject to environmental regulations – During the year ended 31 March 2007, the group spent £33 million (2005/06: £43.5 million) on controlling pollution from certain stormwater overflows (known as Unsatisfactory Intermittent Discharges or UIDs). Key outputs for water included the refurbishment of 810 kilometres of old water mains and the replacement of some 2,415 lead communication pipes. Water meters were also installed in 39,503 domestic properties under the free meter option scheme, whereby customers can switch to metered billing free of charge. Key outputs from the wastewater capital investment programme include addressing 32 UIDs; the modelling of the sewerage system in the City of Lancaster relating to a further ten UIDs; completing three projects relating to AMP3 at wastewater treatment works; and completing six AMP4 wastewater treatment work outputs. Furthermore, flow measuring devices were installed at 29 wastewater treatment works with a view to achieving environmental improvements. The environmental regulation of water and wastewater is described on pages 12 to 14 and the environmental regulation of electricity distribution is described on pages 16 and 17.

The group cannot increase demand materially for its licensed operations within its licensed area and, as detailed below, the group's licensed businesses are restricted in their ability to increase prices.

Key outputs for water included the refurbishment of 810 kilometres of old water mains and the replacement of 2,415 lead communication pipes

**Customers, billing and debt collection**
United Utilities North West places great importance on the customer relationship activities involved in distributing electricity and supplying water and related products and services to homes and businesses in north west England.

- Water and wastewater – United Utilities North West manages the sales, billing, cash collection and debt management activities and systems for 3.2 million domestic and business customers and has responsibility for improving the quality of service and the range of services provided to these customers. United Utilities North West's aim is to improve continually upon the existing level of customer satisfaction, and to create value from its customer relationships. As the Water Industry Act 1999 prevents licensed water utilities from terminating services to customers for non-payment, the effective management of customer relationships is an important factor in controlling bad debts.
- Electricity distribution – United Utilities North West distributes electricity to 2.4 million customers' homes and premises on behalf of the supply companies. Customers receive their electricity bill from supply companies who pay United Utilities for use of the electricity distribution network. The debt management arrangements afforded to United Utilities North West, through its Distribution Connections and Use of System Agreements ensure that the level of bad debt in the electricity distribution business is minimal.

In the UK large-user water market (customers consuming more than 50 megalitres of water per annum), UUW's activities include on-site treatment of water and wastewater at customers' premises (working in conjunction with United Utilities Contract Solutions) and advice on both controlling leakage at customers' premises and the recycling of water.

**Wastewater collection, treatment and disposal operations**
In accordance with its licence, United Utilities Water is responsible for the reception, conveyance, treatment and disposal of domestic wastewater, trade effluent (non-domestic wastewater) and surface water in north west England.

Surface water, mainly from groundwater, infiltration and highway drainage, forms a major part of the volume of wastewater that must be treated. In some cases, separate sewers are provided for foul water and surface water, so that uncontaminated surface water may be piped directly to a watercourse and re-enter the water cycle.

Trade effluent accounts for over 25 per cent of the wastewater load requiring treatment. This is equivalent to the wastewater produced by a population of 2.4 million over and above the wastewater generated by the actual domestic population in the region of seven million.

United Utilities Water's wastewater treatment works provide a range of treatments. These include primary, secondary and tertiary treatment involving a variety of physical, chemical and biological processes. These ensure

**39,503**

**water meters**

Water meters installed during the year in domestic properties under the free meter option scheme

**2.4m**

**customer premises**

We distribute 25,800 GWh of electricity to 2.4 million customers' premises

the constituents of wastewater are broken down or removed before discharge. Fully treated final effluent is discharged into rivers, estuaries or via sea outfalls. The Environment Agency consents to and stringently monitors all these discharges to ensure they comply with all relevant limits.

A by-product of the treatment of wastewater is sewage sludge, which is treated further to produce an end product that is suitable for recycling. Currently, around three quarters of this end product is recycled to agricultural land as a soil conditioner or used in land reclamation, and one quarter is incinerated. However, due to increasing environmental pressures, such as the Water Framework Directive and increasing designation of nitrate vulnerable zones (that is, zones that are subject to restrictions in the amount of nitrogen that can be applied to agricultural land), the amount of end product that can be recycled to agricultural land is likely to decrease quite significantly in the short to medium-term, with a corresponding increase in the expected amount to be incinerated.

**Water supply operations, treatment and distribution**

United Utilities Water obtains water from various sources including reservoirs, rivers and aquifers. The majority of its reservoirs are in the uplands of the Lake District and the Pennine Hills, areas with a higher than average rainfall. Conversely, the major population centres it serves are in the lowlands of Greater Manchester, Lancashire and Cheshire. Merseyside, the other major population centre served by United Utilities Water, receives its water supply principally from the River Dee and Lake Vyrnwy in north Wales. A large proportion of water supplied by United Utilities Water flows freely by gravity and does not need to be pumped. However, due to the nature of the water catchment areas, being peaty moorlands or coal measure strata, enhanced treatment methods are required to ensure the water satisfies all regulatory and quality standards.

All water supplied is treated in order to meet the appropriate standards enforced by the Drinking Water Inspectorate, the government regulator of drinking water in England and Wales. The type of treatment varies from disinfection only, for some borehole sources, to more complex processes using coagulation, sedimentation, clarification and filtration and activated carbon absorption for certain waters. United Utilities Water monitors water quality by analysing samples regularly for both microbiological and chemical parameters. United Utilities Water conducts over half a million tests annually at its water treatment works, service reservoirs and at random from customers' domestic taps. Overall water quality remains high with 2006 mean zonal compliance at 99.92 per cent compared with 99.94 per cent in 2005.

Treated water is delivered to the end customer through a network of large diameter trunk mains to smaller trunk mains, service reservoirs, water towers and distribution mains.

**Economic regulation of water and wastewater**

The water licence

The UK government awarded Instruments of Appointment ('licences') for the provision of wastewater services and water supply in 1989. These licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Water holds the licence for an area of north west England which comprises 3.2 million homes and businesses.

The Water Industry Act 1991 (the 'Act'), as amended by the Water Act 2003 (the 'WA 2003'), provides for the appointment (by way of licensing) of water and sewerage undertakers. Economic regulation pursuant to these licences is currently the responsibility of the Water Services Regulation Authority (until 31 March 2006, the Director General of Water Services). The Authority continues to be known as 'Ofwat'.

Ofwat also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

The WA 2003 is intended to promote greater water conservation and planning for the future by water companies, revise the framework for water abstraction and impounding and help to build a more transparent regulatory environment.

**Competition in the water industry**

The WA 2003 has extended opportunities for competition in the water industry in England and Wales by introducing a new water supply licensing (WSL) regime. From 1 December 2005, water supply licensees have been able to provide both retail supply (i.e. the supply by a licensee of water purchased from a water undertaker's supply system to an eligible customer) and combined supply (i.e. the introduction of water into an incumbent water company's existing network for retail by the licensee to an eligible customer) to non-household users with an annual consumption of not less than 50 megalitres per year. A water undertaker is obliged to allow a licensed water supplier to use its network for this purpose, subject to payment of a fee and certain conditions and rights of refusal.

At the date of this report, seven such licences have been granted, including one granted to a subsidiary of United Utilities PLC, United Utilities Water Sales Limited. Ofwat has produced guidance for WSL and published a Customer Transfer Protocol to facilitate the transfer of customers to a new licensee. In addition, water companies must draw up an access code which they should review annually. The development of WSL is being monitored by an advisory group established by Ofwat. Ofwat is of the view that the WSL is not delivering effective competition. It intends, in the coming months, to make several changes to the system and to its guidance and intends to introduce a requirement on the water companies to publish draft access agreements. Ofwat has also advocated legislative change to amend the 'cost principle' (which means that the licensee must pay most of the associated costs) and the 50 megalitres eligibility threshold (which it considers to be too restrictive).

In line with the new WSL regime, from 1 April 2005 the threshold in the Act for an inset appointment (whereby one licensed undertaker replaces another for a specific non-household user) was also reduced from 100 to 50 megalitres per year. To date there have been no inset appointments granted which affect United Utilities Water's area. United Utilities Water had already developed and published policies which allow other companies access to its water networks in order to supply customers and to lay new water mains and service pipes. These policies have been further developed to facilitate competition in the industry under the WA 2003 and the company welcomes the new competitive developments in this field.

**Ofwat**

The establishment of the Water Services Regulation Authority as a regulatory board also brings Ofwat into line with other regulators which have adopted a board structure. Appointments to Ofwat are made by the Secretary of State for Environment, Food and Rural Affairs. The chairman will continue to be appointed for a fixed term and may only be removed from his post for incapacity or misbehaviour. A new independent Consumer Council for Water (the 'Council') has replaced WaterVoice (previously Ofwat's National Customer Council) and the regional Customer Service Committees. The Council is accompanied by nine regional committees for England and one for Wales.

Ofwat must comply with its statutory duties as set out in the Act. It may receive guidance from the UK government in areas such as social and environmental policy and in the performance in these areas of its statutory functions. It also receives views from the government on matters such as the approach to price controls. However, Ofwat is not subject to direction about what its judgements should be and is independent of government ministers. Ofwat must exercise and perform its powers and duties in the manner that it considers is best calculated to:

- protect the interests of consumers wherever appropriate by promoting effective competition between persons engaged in, or in commercial activities connected with, the provision of water and sewerage services;
- secure that the functions of a water undertaker and of a sewerage undertaker are properly carried out in respect of every area of England and Wales;
- secure that relevant undertakers are able (in particular, by securing reasonable returns on their capital) to finance the proper carrying out of their functions; and
- secure that the activities authorised by the licence of a licensed water supplier and any statutory functions imposed on it in consequence of the licence, are properly carried out.

**Licence restrictions**

United Utilities Water's licence contains similar restrictions to those contained in United Utilities Electricity's distribution licence. These restrictions include:

- a non-discrimination obligation;
- restrictions on the payment of dividends. Dividends can only be made in accordance with a written dividend policy of the directors of United Utilities Water which has been accepted by Ofwat as not impairing its ability to finance its business;
- the ring-fencing of financial and management resources of the licensed business; and
- restrictions on dealings with associated companies. The consent of Ofwat is required before lending any funds to an associated company and all transactions with associated companies must be on an arm's length basis without cross subsidy.

In relation to the last of these licence obligations, in December 2006 United Utilities Water gave an undertaking to Ofwat to change its arrangements for trading with associated companies to ensure that they were at arm's length. Ofwat has also decided to impose a penalty on United Utilities Water for breach of this licence obligation. The proposed penalty amounted to £8.5 million (0.7 per cent of the company's turnover for its regulated activities). The imposition of financial penalties for breach of licence conditions and other key duties was introduced by the WA 2003 to bring Ofwat's powers into line with those of other regulators. Companies may face a penalty of up to ten per cent of relevant regulated turnover for breaching licence conditions, standards of performance or other obligations. Ofwat has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. Such penalties can be appealed to the High Court.

### Modification and revocation of the licence

Licence conditions can be modified by Ofwat, either with the water undertaker's agreement or following reference to the Competition Commission for a decision on public interest grounds. However, reference to the Competition Commission is not required where the changes are necessary or expedient to implement the new WSL regime.

The licence may be terminated on 25 years' notice, with more immediate revocation in certain specific circumstances (including, for example, failure to comply with an enforcement order made by Ofwat).

In practice, many regulatory issues arising between licensees and the water regulator are settled without the need to resort to formal proceedings. However, where Ofwat is satisfied that a licensee is in breach of the conditions of its licence, it has powers to secure compliance by means of an enforcement order. Failure to comply with an enforcement order can lead to enforcement in court, payment of compensation by the licence holder to the 'injured' party and, ultimately, to revocation of the licence. Alternatively, where actual or likely contravention of an enforcement order (or of one of a licensee's principal statutory duties under the Act) is so serious as to make it inappropriate for the licensee to continue to hold its licence, Ofwat may, with the Secretary of State's consent, apply to the High Court for the appointment of a special administrator to run the company until arrangements can be made for a new company to carry on the licensed activities. A special administrator may also be appointed where the licensee is, or is likely to be, unable to pay its debts.

### Price control

Ofwat regulates water and wastewater charges by capping the average increase in charges that a company can impose in any year. Ofwat conducts a periodic review and sets price caps every five years. Ofwat has announced that it intends to maintain this five-year price control but that it will place price limits within a longer-term framework. For example, it will ask water companies for a 25-year business plan at the next price control review.

This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as 'K', which is specific to each company and which can vary for each year of the review period. The size of a company's K factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, taking into account the scope for it to improve efficiency.

'Price cap' regulation as operated in the UK is performance based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of five years, after which time the benefit is passed to customers via the subsequent price setting process. The cost of any under-performance due to poor management is borne by the companies. Companies are also incentivised to provide a high quality of service and penalised if they provide a poor quality of service by means of an adjustment to the K factor at the subsequent price review. The last periodic review was completed in December 2004 and covers the period from 1 April 2005 to 31 March 2010. In the last review, Ofwat set the following K factors, being the amount by which prices are allowed to rise above inflation in each of the five financial years commencing on 1 April 2005:

| | |
|---|---|
| 2005/06 | 5.0 per cent |
| 2006/07 | 6.4 per cent |
| 2007/08 | 4.4 per cent |
| 2008/09 | 3.5 per cent |
| 2009/10 | 3.0 per cent |

This equates to a real (i.e. excluding inflation) average annual price increase over the five-year period of 4.5 per cent. Ofwat is currently reviewing its cost base methodology in preparation for the 2009 review.

Unexpected costs or savings arising from changes in certain regulatory assumptions during a review period are recorded and agreed by the company and Ofwat. This process, known as 'logging up and down', allows prices to be adjusted up or down at the next periodic review to compensate companies or customers respectively for the unexpected change. In addition, where the change exceeds the specified materiality thresholds, the company can request, and Ofwat can instigate, a re-setting of its price limit during the five-year period, known as an Interim Determination of K ('IDoK').

All water and sewerage companies' licences now include a 'shipwreck' or 'substantial effect' clause, which allows companies' price limits to be revised when events beyond their control have a significant effect on their costs or revenues. This clause is now included in United Utilities Water's licence, allowing adjustment where appropriate for unforeseen events both adverse and favourable.

### Environmental regulation of water and wastewater

The water and wastewater industry in the UK is subject to substantial domestic and European Union regulation, placing significant statutory obligations on United Utilities Water with regard to, among other factors, the quality of treated water supplied and of wastewater treatment. European directives including the Drinking Water Directive, the Bathing Water Directive and the Urban Wastewater Treatment Directive are transposed into UK law by primary and secondary legislation.

All water and wastewater companies have a general duty to exercise their powers to conserve and enhance natural beauty and to promote efficient use of water. Environmental regulation is the responsibility of the Secretary of State for Environment, Food and Rural Affairs together with:

- the Environment Agency ('the Agency'), which is responsible for conserving and redistributing water resources and securing their proper use, including the licensing of water abstraction. The Agency also regulates discharges to controlled waters, including discharges from wastewater treatment works;
- the Drinking Water Inspectorate, which enforces drinking water quality standards; and
- Natural England, which is responsible for the protection of designated sites for nature conservation, e.g. Sites of

Special Scientific Interest. There is a statutory requirement to manage these sites to conserve or improve biodiversity. As a result of new UK government targets, Natural England is seeking improvements to approximately 50 per cent of the sites within United Utilities' ownership.

**Regulatory and legislative developments**
United Utilities Water expects regulatory regimes in water and wastewater to continue to evolve and become more onerous. Examples of such regulatory and legislative developments include the following:

- amendments to the Water Resources Act 1991 by the WA 2003 and the Water Resources (Abstraction and Impounding) Regulations 2006 make new water abstraction licences time-limited and unused licences more easily able to be revoked or varied without compensation, and create a new statutory right of civil action where water abstraction causes loss or damage. Water undertakers must promote water conservation, and must publish drought plans and water resource plans. The government may require publication of flood plans showing the effect of a reservoir dam failure;
- The Water Framework Directive, transposed into UK law in 2003, which requires the UK government to:
  - establish comprehensive river basin management plans from 2009, revised on a six-year cycle;
  - implement the first set of river basin management plans by December 2015;
  - prevent deterioration in the ecological status of water bodies; and
  - achieve 'good' water status by 2027.

The Directive is likely to require further improvements in discharges from wastewater networks and treatment works;

- the Water Supply (Water Quality) Regulations 2000 and the Water Supply (Water Quality) Regulations 2001 (together the Water Quality Regulations), which transpose into UK legislation the Drinking Water Directive, introduce more stringent lead standards (ten micrograms per litre (10µg/l) from 25 December 2013) which will require improvements to treatment works and distribution systems. United Utilities Water has a programme of installing additional phosphate dosing and pH control assets, and replacing lead communication pipes. Lead pipe replacement is likely to need acceleration during the AMP4 period (1 April 2005 to 31 March 2010); and
- the AMP4 Consumer Acceptability programme also provides part of a ten-year programme for the group to clean and refurbish up to 602 kilometres of large diameter trunk mains and up to 4,689 kilometres of smaller diameter mains, to deal with iron and manganese deposition and corrosion.

Proposed changes to the Water Quality Regulations in 2007 cover emergency bottled water, monitoring by water companies of new abstraction sources, varied monitoring standards, modernised publicity requirements for authorised departures, other information provisions, amended disinfection requirements, altered risk assessment procedures and other matters about supply zones, sources and standards. Both the company and the UK water companies' trade association, Water UK, have responded indicating a need for clarification of the detail of some of these proposals.

The European Union Urban Wastewater Treatment Directive, which was transposed into UK legislation by the Urban Wastewater Treatment Regulations 1994, requires improvements in the treatment of wastewater discharges, in particular, the provision of secondary treatment. United Utilities Water continues to make progress towards achieving this for wastewater treatment works serving areas with a population equivalent of more than 2,000. The Directive also requires measures to be taken to limit pollution from stormwater overflows. Dialogue continues with the regulators on the scope of works needed to meet this obligation and related requirements (for example, see below in relation to recent United Utilities Water 'lead case' appeal decisions).

**Infringement proceedings**
Infringement proceedings, which began in 2006, by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Directive, continue. The European Commission believes that the United Kingdom has not taken all measures needed to reduce the nutrients in wastewater to remedy problems in sensitive areas. Depending upon the outcome of this legal action, some of the Irish Sea could be designated as a sensitive area. This, in turn, could lead to requirements being placed upon United Utilities Water to reduce some nutrient levels in discharges from many of its wastewater treatment facilities which feed into the Irish Sea.

There are, in addition, other ongoing infringement proceedings by the European Commission against the United Kingdom regarding the implementation of the Urban Wastewater Treatment Directive, but these do not directly concern United Utilities Water's appointed area.

Bathing waters
A revised European Union Bathing Water Directive entered into force in March 2006, introducing more stringent microbiological standards at designated bathing waters around the UK coast. United Utilities Water's programme of wastewater network and treatment projects relating to its operational facilities continues to improve the quality of, and meet the required standards for, bathing waters in north west England.

**Sewage sludge on agricultural land**
Discussion at the European level of a new Waste Framework Directive continues and it is likely that the use of sewage sludge on agricultural land will be excluded. However, revision of the UK regulations may introduce tighter limits for metals in sludge. United Utilities Water's preferred route of disposal for sewage sludge remains spreading on agricultural land, but it is concurrently taking steps to ensure sufficient incineration capacity, with expansion of its Shell Green sludge processing centre near Widnes under way, and the planning process having commenced for a further processing centre near Preston.

Odour
Complaints of odour from wastewater treatment works may be actionable as statutory nuisance under the Environmental Protection Act 1990. The current capital programme includes measures to deal with this issue. United Utilities Water complies with the voluntary 'Code of Practice on Odour Nuisance from Sewage Treatment Works' published by the Secretary of State on 12 April 2006.

A test case decision of the High Court in January 2006 that certain United Utilities Water's wastewater treatment plant operations should, in addition, be regulated under the Pollution Prevention and Control Regulations, was upheld in the Court of Appeal in May 2006. Depending upon the outcome of an appeal to the House of Lords, this may result in increased costs of compliance with environmental legislation in relation to such operations.

Stormwater overflows
Certain 'lead case' appeals made by United Utilities Water have been decided by a Planning Inspector (appointed by the Secretary of State) in January 2007 in relation to the extent of works required under discharge consents for storm water overflows, including for the purposes of compliance with the Urban Wastewater Treatment Regulations. The implications of these decisions are currently being considered by Ofwat and the Environment Agency. As part of the five-year periodic review of prices, Ofwat takes into consideration the capital investment programme which United Utilities Water needs to achieve in order to comply with environmental legislation.

**Electricity distribution**
United Utilities Electricity owns the distribution network which carries electricity from the National Grid along power lines to consumers' premises on behalf of the electricity supply companies who are United Utilities Electricity's customers.

The income derived from the distribution business depends in part on changes in the demand for electricity by consumers in north west England, and also from generators who have been connected to United Utilities Electricity's network under contracts agreed since 1 April 2005. Demand for electricity is affected by such factors as growth and movements in population, social trends, economic and business growth or decline, changes in the mix of energy sources used by consumers, weather conditions and energy efficiency measures.

The electricity distribution business is a regulated business in which the average increase in charges, which a company may impose in any year, is capped by the electricity regulator (as described in more detail below). Accordingly, profit derived from the distribution business of United Utilities Electricity also depends upon efficiency, achieved by reducing and controlling costs, and providing high standards of service.

Key performance measures for the business relate to quality of supply. Electricity supplies were available for 99.99 per cent of the time during the year ended March 2007, sustaining the business's high level of performance in managing the network to maintain constant supplies for consumers.

Under the regulatory interruptions incentive scheme, United Utilities Electricity has been set network performance targets for the number and duration of customer supply interruptions. This year is the first year for several years where United Utilities Electricity has not comfortably out-performed the regulatory targets, mainly due to a few high impact events on the grid and primary distribution systems, including third party damage to 33,000 volt cables. The average number of interruptions per 100 consumers per annum was 53.89, out-performing the regulatory target for the year of 57.1. The average number of minutes for which consumers were without supply was 56.68, again just out-performing the regulatory target for the year of 58.1 minutes.

**Economic regulation of electricity distribution**
Ofgem
The electricity industry in Great Britain is regulated by the Gas and Electricity Markets Authority under the Electricity Act 1989 (the 'Electricity Act'), the Utilities Act 2000 (the 'Utilities Act') and the Energy Act 2004 (the 'Energy Act'). The Authority governs and acts through Ofgem. The Electricity Act, as amended by the Utilities Act, requires all companies distributing electricity in Great Britain to be licensed, unless they are covered by an exemption. Economic regulation pursuant to these licences is the responsibility of Ofgem. Ofgem also exercises powers under UK competition legislation, most significantly the Competition Act 1998 and the Enterprise Act 2002.

Ofgem is led by a chairman, who is an independent public servant appointed for a fixed term by the Secretary of State for the Department of Trade and Industry. The current chairman was appointed from October 2003 for a period of five years.

Ofgem must comply with the statutory duties laid down in the Electricity Act as amended by Acts cited above, and others. In doing so, Ofgem may receive guidance from the UK government in areas such as social and environmental policy. In carrying out its statutory duties, Ofgem is required to exercise judgement, but is not subject to direction as to what those judgements should be and is independent of government ministers. The chairman of Ofgem may only be removed from the post for incapacity or misbehaviour.

The primary duty of Ofgem is to protect the interests of consumers, wherever appropriate, by promoting effective competition. In carrying out this duty, Ofgem is required to have regard amongst other factors, to:

- the need to secure that all reasonable demands for electricity are met; and
- the need to secure that licence holders are able to finance their activities.

Electricity distribution licence
The UK government awarded electricity distribution licences in 2001. The licences continue in force for an indefinite period, subject to potential termination rights as set out below. United Utilities Electricity holds an electricity distribution licence that authorises it to distribute electricity anywhere in Great Britain. Under that licence, United Utilities distributes electricity across its distribution system

covering an area in north west England comprising 2.4 million consumer premises.

United Utilities Electricity's electricity distribution licence contains similar restrictions to those contained in United Utilities Water's water licence. These restrictions include:

- a non-discrimination obligation;
- restrictions on the payment of dividends. The board of directors must provide a certificate of compliance before declaring dividends, affirming they are satisfied that the business is complying with relevant licence obligations including that it has sufficient resources and that the making of the distribution will not cause it to be in material breach of any of the obligations in the future;
- restrictions on dealings with associated companies. The consent of Ofgem is required before lending any funds to an associated company and all transactions with associated companies must be on an arm's length basis, without cross subsidy;
- ring-fencing of financial and management resources of the licensed business; and
- restriction on the disposal of any asset forming part of the distribution system.

### Modification and revocation of the licence

Licence conditions can be modified by Ofgem either with the agreement of the licensee (or, in the case of standard conditions, with the agreement of the requisite proportion of licensees) or following reference to the Competition Commission for a decision on public interest grounds. The licence can be terminated on 25 years' notice given by the Secretary of State. The licence can also be revoked in certain circumstances, including where the licensee fails to comply with an enforcement order made by Ofgem. Breach of a licence condition can attract penalties of up to ten per cent of the licensed company's turnover. Ofgem has published a statement of the policy that it intends to apply to the imposition of any penalty and the determination of its amount. Any such penalty can be appealed to the High Court.

In practice, many regulatory issues arising between licensees and Ofgem are settled without the need to resort to formal proceedings. However, where Ofgem is satisfied that a company is in breach of the terms of its licence, it has powers to secure compliance by means of an enforcement order. If a company does not comply with the order (as well as potentially giving rise to third party action), compliance can be enforced by the courts and ultimately Ofgem may revoke the licence.

The Energy Act introduced a special administration regime, applicable to the holders of electricity distribution licences, similar to that provided for the water sector. Ofgem or the Secretary of State can appoint a special administrator to take over the management and operation of the company to secure its financial recovery in the event of actual or threatened insolvency of the licensee.

Ofgem has indicated that during 2007 and 2008 it intends to review the electricity distribution licences with a view to improving the clarity of the licence, although it will also consider making more substantive changes.

### Guaranteed standards

United Utilities Electricity is required to maintain certain standards relating to the quality of supply of electricity in its licence area. These standards take the form of guarantees at the individual customer level and are subject to monitoring and compliance audits. Failure to meet guaranteed standards of performance will result in a prescribed compensation payment to the customer concerned. In addition, Ofgem can impose fines on companies that fail to achieve the guaranteed standards or are in breach of other licence obligations.

### Price control

Ofgem regulates electricity distribution charges by capping the average charges that a company can impose in any year. Ofgem conducts a periodic review and sets price caps every five years. This price cap is set by reference to inflation as measured by the retail price index in the UK plus an adjustment factor known as 'X' which is specific to each company and which can vary for each year of the review period. The size of a company's X factor (which can be positive, negative or zero) reflects the scale of its capital investment programme, its cost of capital and its operational and environmental obligations, together with scope for it to improve its efficiency. The last periodic review was completed at the end of 2004 and covers the period from 1 April 2005 to 31 March 2010. For the 2005-10 review period, United Utilities Electricity was allowed a real (i.e. excluding inflation) price increase of 8.2 per cent in 2005/06 followed by constant real prices thereafter. Ofgem will publish its first scoping letter and timetable for the 2010 price review during 2007.

'Price cap' regulation, as operated in the UK, is performance based. Companies are incentivised to be efficient, both in terms of their operating costs and in the implementation of their capital expenditure programme. The benefit of any efficiency savings achieved through effective management is retained by the companies for a period of up to five years, after which time the benefit is passed to customers via the price setting process. The cost of any under-performance due to poor management is borne by the companies.

An incentive scheme was introduced by Ofgem in April 2002 which provided greater focus on three specific service areas: the number of interruptions to customers' supplies; the length of those interruptions; and the quality of the telephone response to customers. Ofgem consulted on its approach to the incentive scheme as part of the price control review and again in 2006, including the form of the scheme, targets and associated costs. It has been agreed that the distribution network operators' performance in those areas will continue to be incentivised until the end of the next price control period (2015). Under the scheme, United Utilities Electricity is subject to annual rewards and penalties depending upon its performance against pre-specified targets. Both rewards and penalties under the incentive scheme are capped at three per cent of annual revenues.

Under the terms of their licences, electricity distribution network operators (DNOs) must produce and implement charging methodologies for both connection to and use of their distribution systems. The methodologies are required to set out the principles and methods by which electricity distribution charges will be calculated. The methodologies must be approved by Ofgem.

### Electricity metering services

In 2006/07 Ofgem consulted on licence modifications that are intended to clarify the obligations on DNOs with respect to electricity metering services after the price controls on the provision of new and replacement meters and meter operation services expire on 31 March 2007. The effect of the modifications is to make clear that from 1 April 2007, the regulatory price cap will be retained only for the rental of electricity meters installed prior to 31 March 2007. Other metering services will no longer form part of the definition of a distribution business and DNOs that wish to provide new or replacement meters or meter operation services must do so through a separate subsidiary.

Following a review by Ofgem, in 2006 the former bilateral agreements governing the commercial contractual arrangements relating to the connection to and use of distribution networks were replaced by a single multilateral contract, the Distribution Connection and Use of System Agreement, as Ofgem felt that it would improve transparency.

## Environmental regulation of electricity distribution

### Underground cabling

All electricity companies have a general duty under the Electricity Act to have regard to the desirability of environmental preservation and conservation and the protection of Sites of Special Scientific Interest when they formulate proposals for development. United Utilities Electricity may be required to carry out an environmental assessment when it intends to lay cables, construct overhead lines or carry out any other development in connection with its licensed activities. In response to discussions with environmental organisations in United Utilities Electricity's operating area, and with the backing of Ofgem, the company has embarked on a programme of converting from overhead cables to underground cables in designated areas on aesthetic grounds. There is a small allowance of £5 million by Ofgem for such work over the period 2005-10. The first of these schemes was completed recently and five more are now in progress.

### High voltage cables

United Utilities Electricity, in common with all other UK electricity companies, owns and operates pressure-assisted high voltage cables. These operate at voltages of 33,000 volts and 132,000 volts. These cables are either filled with nitrogen gas or an insulating liquid. United Utilities Electricity operates both types, having 620 kilometres of the latter type of cable. Cables of the latter type are pressurised with a light oil type fluid. In the main the fluid is biodegradable, although some older cables are pressurised with a variety of fluid that is not.

The potential for loss into the environment of the fluid, due to leaks or third party damage, is recognised nationally by all electricity companies and the Agency and is an issue concerning waste disposal and pollution law. In order to mitigate the effects of any losses, United Utilities Electricity is party to a national code of practice agreement with the Agency.

Over the last six years, the company has worked to minimise losses into the environment and reduced annual loss to around $25m^3$ in 2005/06 from a high of $74m^3$ in 2001/02. However, 2006/07 has been a particularly disappointing year, with losses of $49m^3$. A significant contribution to this figure is damage caused to United Utilities Electricity's 33,000 volts cables by third parties, although there is also a contribution from some particularly poorly performing cables that have been replaced during 2006/07.

### Microgeneration

The Climate Change and Sustainable Energy Act was adopted in June 2006 with the primary aim of encouraging the production of energy through microgeneration and community energy schemes, improving energy efficiency and alleviating fuel poverty. The Act seeks to cut the emission of carbon dioxide in the UK and introduces new powers to modify the conditions of electricity distribution and supply licences to ensure that energy companies pay a fair price for electricity produced from microgeneration.

### Electric and magnetic fields

The possibility that electric and magnetic fields may cause adverse health effects has been a topic of debate and research for many years. Over the last 20 years, major research programmes throughout the world have explored whether electric and magnetic fields (EMF) have an adverse impact on health. A large epidemiological study, the UK Childhood Cancer Study, reported in December 1999 that there was "no evidence that exposure to magnetic fields associated with the electricity supply in the UK increases risk for childhood leukaemia, cancers of the nervous system, or any childhood cancer". International bodies such as the World Health Organization (WHO) and the International Agency for Research on Cancer and, in the UK, the Health Protection Agency (HPA) (which has subsumed the former National Radiological Protection Board, or NRPB) continue to investigate this issue and have currently concluded that there is no established causal link between EMFs and ill health. In March 2001, the HPA published a review of the state of the science and concluded "for the vast majority of children in the UK there is now considerable evidence that the EMF levels to which they are exposed do not increase the risk of leukaemia or other malignant disease". However, it also noted that the possibility remains that intense and prolonged exposure to magnetic fields can increase the risk of leukaemia in children, but that the epidemiological evidence is currently not strong enough to justify a firm conclusion that such fields cause leukaemia in children.

In the spirit of the precautionary approach, in May 2003 the HPA published a consultation document on how to limit exposure to EMFs and, in particular, on whether the UK should adopt the more stringent exposure guidelines of the International Commission on Non-Ionizing Radiation Protection (ICNIRP). In March 2004, the NRPB recommended that the ICNIRP guidelines should be adopted. A report published by the Childhood Cancer Research Group in 2005 strengthened the evidence that childhood leukemia rates are slightly higher near power lines, but leaves the question of what causes this more confused than before, stating that: "There is no accepted biological mechanism to explain the epidemiological results; indeed, the relation may be due to chance."

The independent Advisory Group on non-ionising Radiation (AGNIR), which reports to the board of the HPA, has issued several reports relating to EMFs, considering their possible link with an increased risk of cancer. The most recent AGNIR report on EMFs published in February 2006 concluded that the evidence does not support the hypothesis that exposure to EMFs is associated with an increased risk of breast cancer and that, although it is inconclusive, it does not appear that EMFs affect the hormone melatonin (a reduction in which can lead to breast cancer). The report gave recommendations for further research to be carried out.

In spite of the official view of bodies like the HPA and the WHO, there continues to be significant lobbying by pressure groups concerned about the alleged effects of public electricity infrastructure on health. In 2005, a cross industry all stakeholder group on the issue was set up in the UK. It is known as the Stakeholder Advisory Group on Extra Low Frequency EMFs (SAGE). Although SAGE was initiated by National Grid plc, it has now been taken up by the Department of Health, and will undertake a report to the Department of Health on EMF issues in relation to health. The industry is represented on SAGE by the National Grid and by the Energy Networks Association of which United Utilities Electricity is a member.

The work of SAGE is not complete, although it is expected that a report will be delivered to the Department of Health during 2007/08. Currently the balance of advice in SAGE seems to support the status quo, although given the breadth of views necessarily aired in the process, other options which could drive significant costs for the industry (such as the maintenance of building-free corridors around power lines) have had their merits reviewed. However, it will be for the government to decide on the appropriate response to stakeholder concerns, and United Utilities Electricity does not currently expect any real shift from the status quo to emerge.

United Utilities Electricity, in line with other Energy Networks Association (ENA) member companies, carries out its activities in accordance with HPA guidance. The ENA is the trade association for electricity companies in the United Kingdom. The ENA and its member companies are committed to responsible behaviour in light of the scientific evidence, including considering any appropriate precautionary actions.

# United Utilities Contract Solutions

## Providing services which will benefit 17 million people in the UK and a further seven million internationally

During the financial year, United Utilities Contract Solutions operated through three distinct market-facing business units:

- Utility Solutions – developing and operating contracts in the UK applying the group's core infrastructure management skills;
- International – responsible for applying the group's core infrastructure management skills in selected overseas markets; and
- Industrial and Commercial Solutions – providing services to the public sector and commercial market, including multi-utility connections, metering services, water and liquid waste treatment services and facilities management.

The structure of the business remained constant throughout the year ended 31 March 2007, aiming to deliver future sales and profit growth by focusing on our target markets. As described on page 7, with effect from 1 April 2007 the business has been restructured.

The business continued to play a leading role in the delivery of part of Scottish Water's four-year £1.8 billion capital investment programme

**Utility Solutions**
The Utility Solutions business develops and operates contracts in the UK utility market, servicing over 12 million people. It seeks opportunities which will secure long-term operational sources of income while limiting overall financial exposure.

During the year, the business has concentrated on profit and service delivery in its four major utility outsourcing contracts. 2006/07 was the second full year of operation for two of our major contracts: a five-year contract to deliver Southern Water's capital investment programme as part of a consortium; and an operations and maintenance contract with Dŵr Cymru Welsh Water for up to 15 years. The latter continues our relationship with Dŵr Cymru following the expiry of the first four-year contract on 31 March 2005. Under the new contract, the business provides water and wastewater services in north Wales and water services in south Wales. The business also provides shared services throughout Wales, including education and conservation activities and transport.

2006/07 was the first full year of a £1.1 billion eight-year contract to operate, maintain and manage the north of England gas distribution network owned by Northern Gas Networks, a consortium in which Contract Solutions has a 15 per cent stake.

The business continues to play a leading role in the delivery of part of Scottish Water's four-year £1.8 billion capital investment programme, the funding for which will be provided by Scottish Water. The programme will improve services to 2.2 million homes and businesses across Scotland. In addition, during the year, work commenced on the follow-up capital investment programme for the period up to 2010.

**International**
The International business develops and operates contracts in selected overseas utility markets and provides services for over seven million people internationally. In Australia, the business focus is on maintaining the current portfolio of contracts and securing long-term investment returns and operational sources of income while managing the overall exposure arising from the contracts. Elsewhere, the overseas business focus is on pursuing long-term operations and maintenance opportunities, primarily in the Gulf region, with other existing overseas investments being managed alongside existing UK investments.

The business continues to manage its existing portfolio of water and wastewater operations through a number of joint ventures in parts of Scotland, Australia, Poland, Estonia and Bulgaria.

Generally, the joint ventures have limited recourse to United Utilities. However, the business has performance bonds and guarantees in place supporting joint venture operations (see 'Performance guarantees' on page 33) and in some cases there are bank letters of credit supporting equity commitments.

The International business is affected by a variety of regulatory regimes and regulatory risks, which are accepted to varying degrees by the client, the concession company and/or the operator. For those contracts where it is the operator, United Utilities is not the licensed entity but may be a direct or indirect investor in the licensed entity.

**Industrial and Commercial Solutions**

Industrial and Commercial Solutions comprises four distinct businesses.

Connections

The Connections business provides multi-utility connections, connecting domestic, industrial and commercial consumers to the existing utility network infrastructure. In providing this service, the business designs and installs new electricity, water, gas and telecommunications infrastructure. During the year ended 31 March 2007, the business commenced work on a major new £133.0 million seven-year gas connections contract on behalf of Northern Gas Networks, whilst at the same time continuing to focus its sales and marketing effort towards long-term strategic customers and larger projects. This business secured £78.1 million of orders in the year ended 31 March 2007, including £18.0 million out-of-area orders.

Metering

The Metering business provides installation and maintenance services for electricity and gas meters. In the year ended 31 March 2007, the business installed or exchanged 100,000 electricity meters in north west England under a contract with United Utilities Electricity. This contract came to an end during the year with the incumbent electricity supplier deciding to in-source the ongoing activity, resulting in the transfer of some 120 employees to the supplier. In addition, the metering business completed around 600,000 gas and electricity meter installations under a contract with British Gas Trading up to January 2009. Under this contract, both gas and electricity meters are installed by the metering business, with rental income then being received for up to 20 years after installation by a joint venture company (in which the group has a 50 per cent interest), and which owns the meter assets.

Industrial

This business is a provider of specialist water and liquid waste services to industrial customers in the UK, treating approximately 11 million tonnes of wastewater a year, as well as providing construction and operations and maintenance services for privately-owned high voltage electrical equipment. The business currently has some 1,500 industrial and commercial clients, including major businesses like Manchester United, Atomic Weapons Establishment, Morrisons, BNFL and Manchester Airport. The business also offers clients a complete multi-utility service, using its expertise to manage on-site water, wastewater and electrical services, allowing clients to concentrate on running their core business.

Facilities management and energy

The Facilities Management business manages properties for clients under contract. The scope of operations includes arranging site services such as reception and cleaning, managing vacant space and office management. The Energy Services business provides energy efficient infrastructure, such as lighting, to customers.

**700,000**

**gas and electricity meters**

Installation of 700,000 gas and electricity meters during the year

**£78.1m**

**orders secured**

The connections business secured £78.1m of orders in the year ended 31 March 2007

# Our people

## Leadership is key to business performance and culture

**Table 1: People – key contributors to corporate success**

| Number of employees | 2006/07 | 2005/06 |
|---|---|---|
| United Utilities North West | **4,831** | 4,775 |
| United Utilities Contract Solutions | **3,539** | 3,197 |
| Vertex (discontinued operation) | **8,277** | 8,203 |
| Your Communications (discontinued operation) | **–** | 653 |
| Other activities | **221** | 201 |
| Average number of persons employed by the group during the year | **16,868** | 17,029 |

• Substantially all of the group's employees are based in the United Kingdom.

### Employee involvement

The group seeks to involve employees with open and regular communications about business developments and issues of general interest, both formally and informally.

An interim employee opinion survey was conducted in respect of nine key measures. Employee satisfaction was 69 per cent compared with 74 per cent last year. In future, surveys will be conducted annually in November. Greater emphasis will be placed on understanding employees' views and concerns.

### Leadership

Leadership is key to business performance and culture. In accordance with the objective of becoming a high performance organisation, we are providing our senior leaders with the skills to release their own, and develop their team's, potential. In addition, our high performance team programme was rolled out to a further 177 teams in United Utilities North West.

### Industrial relations

Good industrial relations remain a priority for United Utilities across the whole of its business and parts of the group have been recognised in the UK for excellence in this area. The group continues to recognise and work in partnership with a range of trade unions across the sectors in which it operates.

A statement of principles governs the approach to labour relations across the group.

Within United Utilities North West, approximately 60 per cent of employees are members of one of the five recognised trade unions, a figure which has been broadly stable over recent years. However, around 99 per cent of employees within United Utilities North West are represented by trade unions for collective bargaining purposes, a process which is underpinned by principles contained within a voluntary collective agreement entitled 'Together in Partnership'. Following an independent and comprehensive review and re-evaluation of the agreement, a series of joint initiatives has been put in place to develop this collaborative approach to employee relations further.

Within United Utilities Contract Solutions, approximately 57 per cent of employees are now represented by trade unions for collective bargaining purposes. Other employees are employed on personal contracts and are not covered by collective bargaining arrangements.

A review of union relationships has taken place in a number of business areas and these are being managed at a local level due to the diverse nature of the business and the different contracts operated by the business. As a consequence, consultation arrangements have been reviewed in all business areas and effective arrangements are now in place for all employee groups.

Good progress has been made in developing relationships with trade unions in these local business areas. For example, the 'Working Together Partnership' arrangements in the Welsh Water contract have been reviewed and refreshed. In the Northern Gas Networks contract, a two-year pay agreement has been successfully concluded which allows the business now to focus on developing joint working arrangements going forward. In the Industrial and Commercial Solutions business, a joint development programme is being rolled-out across the consultation forums, facilitated by the Partnership Institute, aimed at improving their effectiveness.

### Sale of Vertex

On 26 March 2007, the group completed the sale of Vertex, its business process outsourcing operation. The business was sold to a consortium led by Oak Hill Capital Partners. On completion, around 8,000 Vertex employees left United Utilities' employment, effectively halving the group's workforce.

### Health and safety

United Utilities remains committed to maintaining high standards of health and safety in every area of its business. The group's health and safety aims and objectives are integrated into the business planning processes. Progress is monitored regularly at all levels throughout the business.

As a utility business, the risk profile remains broad with both major construction projects and contractor management playing a key part. The company had 71 accidents in 2006/07 which were reportable under the Reporting of Injuries, Diseases and Dangerous Occurrences Regulations and a total of 104 lost-time accidents. These resulted in 1,889 working days lost, a rate of 9,052 per 100,000 employees. The Accident Incident Rate (AIR) per 100,000 employees for the year was 498. This was below the AIR target set for the year of 590 and last year's actual figure of 548. In full alignment with the Health and Safety Executive's 'Revitalising Health and Safety' strategy, retrospective and forward-looking targets have been set to achieve a ten per cent year-on-year reduction to the AIR and accident-related lost-time rate as calculated from the year 2000 through to 2010.

Health and safety continues to be reviewed at the highest level with monthly reports to the Executive Leadership Team.

Key objectives delivered during 2006/07 include:

- Group-wide health and safety contractor management framework in place; and
- Group-wide health and safety role profile documentation and standard approach to monitoring work related sickness absence.

The procurement of a sole service provider to conduct health and safety training across the group is planned to be completed by September 2007.

The non-regulated business has been using behavioural safety to improve health and safety performance. During 2006, over 400 managers, supervisors, employee representatives and partners/contractors attended 'Mindsafe' leadership and behaviour workshops. The success of the programme has been recognised by a Royal Society for the Prevention of Accidents Behavioural Safety Award.

United Utilities North West won a major award presented by RoSPA for the overall management of health and safety in the water sector category, in addition to receiving its third successive gold medal for its 'Road Risk' programme.

During 2006, the regulated business successfully retained the Occupational Health and Safety Advisory Services (OHSAS: 18001) accreditation and was awarded four stars in the British Safety Council 'Five Star' audit.

The health and wellbeing of our people is another key issue for the business. The roll-out of our online stress management system started in 2006 and provides individuals with confidential feedback. The system will continue to be deployed across the regulated and non-regulated business in 2007.

Group-wide reporting is achieved via a 'key performance indicator' reporting process that measures reactive (lagging) and proactive (leading) indicators.

The current strategy has the primary aim of aligning the business health and safety management systems in one consistent framework. Five group-wide 'Key Policy Objectives' have been identified, focusing on key areas of risk or means of assurance. These cover the management of contractors, recording of ill health absence, provision of health and safety training, job health and safety profiles and health and safety assurance arrangements.

### Training and development

The company encourages employees to work to their full potential and is committed to improving its employees' skills through training and development and nurturing a culture in which employees feel valued.

Since 2003, our 'Grow Your Future Workforce' programme in partnership with ScottishPower has involved more than 31,000 students and 900 teachers across the UK. This project continues to raise awareness and encourage engineering as a career choice for young people.

In 2006, over 1,200 applications were received for 44 apprenticeship roles across the UK. A centralised scheme for apprentice recruitment has been introduced in 2007 to improve the application process, with a single webpage link and attendance at career fairs.

### Dignity and equality

The company respects the dignity and rights of every employee and supports them in performing various roles in society. The group also challenges prejudice and stereotyping.

October 2006 saw the introduction of the new Employment Equality (Age) Regulations. Employees across the group were briefed, making them aware of their rights under this new legislation.

An equal pay audit was conducted during the year across all the businesses. No major disparities in pay between male and female employees were found when comparing like-for-like roles. The business is focused on ensuring consistency and integrity of the data held on payroll systems.

### Employees with disabilities

The company is committed to fulfilling its obligations in accordance with the Disability Discrimination Act 1995 and best practice. As an equal opportunities employer, the group gives equal consideration to applicants with disabilities in its employment criteria and will modify equipment and working practices wherever it is safe and practical to do so, both for new employees and for those employees that are disabled during the course of their employment. Additionally, the group is committed to providing full support and appropriate training for employees who become disabled during the course of their employment so that they can continue to work in a position appropriate to their experience and abilities.

**498**

**accidents per 100,000 employees**

Accident incident rate of 498 per 100,000 for the year ended 31 March 2007 (2005/06: 548)

**1,889**

**days lost due to accidents**

A rate of 9,052 per 100,000 employees for the year ended 31 March 2007 (2005/06: 2,173, a rate of 11,564 per 100,000 employees)

# Property assets

## The group owns 58,500 hectares of catchment land to protect and improve the quality of raw water supplies

**United Utilities Water**
United Utilities Water owns and manages assets which include:

- 192 raw water impounding reservoirs and associated catchments;
- 1,183 kilometres of raw water aqueducts;
- 108 water treatment works;
- 862 kilometres of treated water large diameter trunk mains;
- 455 service reservoirs and water towers storing treated water;
- 633 pumping stations; and
- 40,080 kilometres of trunk and distribution mains.

United Utilities Water owns some 58,500 hectares of catchment land. The key reason for owning and managing this land is to protect and improve the quality of raw water supplies, and thus reduce both the risk of non-compliance at our water treatment works and operating costs.

In the 2004 Periodic Review, United Utilities Water obtained funds of £10.1 million for an innovative approach to land management entitled the Sustainable Catchment Management Programme (SCaMP). This programme seeks to restore moorland areas so as to meet the government's Public Service Agreement (PSA) targets to bring Sites of Special Scientific Interest into good condition. At the same time, it seeks to enter into long-term agreements with tenant farmers to reduce livestock to acceptable levels so that, once restored, the moorland areas will be protected for the future. This integrated holistic approach should bring multiple benefits. As well as delivering the government's biodiversity targets, it is anticipated that there will be improvements in raw water quality (relating in particular to colour) and potentially reduced risk of downstream flooding.

The programme has just completed its second year. Plans are in place for the programme to be applied to all the farms owned by United Utilities Water, and the company has been successful in concluding agreements with tenant farmers covering over 85 per cent of the land area in the programme to enable this to happen. Subject to the availability of the relevant agri-environment grants such as Higher Level Stewardship, the company is now poised to accelerate the delivery of the programme.

United Utilities Water's wastewater operations involve owning and managing assets, which include:

- 584 wastewater treatment works;
- 40,323 kilometres of sewers;
- 1,749 pumping stations;
- 371 storage tanks;
- 3,087 combined sewer overflows; and
- 36 sludge treatment facilities.

**United Utilities Electricity**
As at 31 March 2007, United Utilities Electricity's facilities included 13,128 kilometres of overhead lines, 43,149 kilometres of underground cables (operating at 132 kilovolts, 33 kilovolts, 25 kilovolts, 11 kilovolts, 6.6 kilovolts and 400/230 volts), 18,248 ground mounted substations and 17,021 pole mounted transformers.

United Utilities Electricity holds wayleaves which entitle it to run lines and cables through and across private land and in some circumstances these can be terminated by the landowner or occupier upon notice pursuant to the Electricity Act. However, United Utilities Electricity has statutory rights to seek the compulsory retention of a wayleave if termination is sought by the landowner or occupier. United Utilities Electricity does not anticipate that any significant relocation of these facilities will be required, although any relocation of a major portion of these facilities would have a material adverse effect on its business and financial position. Ground mounted substations are situated on properties either owned by United Utilities Electricity or held under lease. Pole mounted transformers are generally held under wayleave agreements.

United Utilities Electricity anticipates that it will be able to negotiate lease renewals on satisfactory terms or relocate equipment so that the non-renewal of any such leases would not have a material adverse effect upon United Utilities Electricity.

**United Utilities Contract Solutions**
At 31 March 2007, United Utilities Contract Solutions' key facilities included leased head office accommodation in Birchwood, Warrington and Industrial & Commercial Solutions' offices at Old Trafford, Manchester. In addition to these sites, the business occupies various properties in support of specific contracts, typically within the geographic boundaries of the contracts, both in the UK and overseas. These sites consist of offices, depots and operational facilities that are primarily owned or leased by the client. It is anticipated that the business will be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the business.

**Other property assets**
In addition to the properties described above, the group occupies various other properties consisting primarily of offices, depots, warehouses and workshops. These are either owned by the group or leased. It is anticipated that the group will

be able to negotiate renewals of any expiring leases, or relocate the relevant facilities, without having a material adverse impact on the group.

**Lingley Mere Business Park development**

In February 2004, the group entered into a 15-year joint venture agreement with AMEC Developments Limited to develop land at Lingley Mere, Warrington. Over a period of time, the group will invest up to £20 million in this joint venture, mainly in the form of land.

**Contaminated land and environmental issues**

The contaminated land regime in Part IIA of the Environmental Protection Act 1990 places liability for the clean-up of contaminated land upon any person who caused the contamination or, in some circumstances, who knew of its presence and failed to prevent it. If no such person can be found after a reasonable enquiry has been made, liability for clean-up falls upon the current owner or occupier of the land. The regime provides for exemptions from liability in certain cases. The group is not aware of any liability which it may have under the regime which could have a material adverse impact on its businesses.

The group believes that all of its properties are in a reasonable state of repair and are adequate for their purpose. The group has a continuing programme of improving, replacing and disposing of property when considered appropriate to meet the needs of its business operations. It is not aware of any material environmental issues that would prevent the anticipated utilisation of the above mentioned properties.

Some non-operational areas of United Utilities Water's wastewater treatment works, including Irlam, Manchester, may be affected by contamination. At present, it is not clear how the liability for the clean-up will be allocated, or the extent of the cost for such work. However, this is not expected to have a material impact on the group's results.

As at 31 March 2007, the principal water operations facilities were as shown in table 2 below.

**Table 2: Owned by United Utilities Water PLC**

| Location | Description | Hectares | Tenure |
|---|---|---|---|
| Bowland Estate, Lancashire | Reservoir/gathering grounds | 10,120 | Freehold |
| Haweswater Estate, Cumbria | Reservoir/gathering grounds | 9,900 | Freehold |
| Longdendale Estate, Derbyshire | Reservoir/gathering grounds | 7,490 | Freehold |
| West Pennine Moors, Lancashire | Reservoir/gathering grounds | 6,872 | Freehold |
| Thirlmere Estate, Cumbria | Reservoir/gathering grounds | 4,850 | Freehold |
| Huntington, Cheshire | Water treatment works | 107 | Freehold |
| Prescot, Merseyside | Water treatment works | 84 | Freehold |
| Woodgate Hill, Greater Manchester | Water treatment works | 40 | Freehold |

**Note:** One hectare equals 2.47 acres.

As at 31 March 2007, the principal wastewater operations facilities were as shown in table 3 below.

**Table 3: Owned by United Utilities Water PLC**

| Location | Description | Hectares | Tenure |
|---|---|---|---|
| Davyhulme, Greater Manchester | Wastewater treatment works | 89 | Freehold |
| Shell Green, Widnes | Sludge processing centre | 12 | Freehold |
| Sandon Dock, Liverpool | Wastewater treatment works | 8 | Leasehold |

As at 31 March 2007, the principal offices were as shown in table 4 below:

**Table 4: Owned by United Utilities Property Solutions Limited**

| Property | Use | Floor area in sq ft | Utilisation | Tenure |
|---|---|---|---|---|
| Borron Street, Stockport | Company offices | 15,383 | 100% | Freehold |
| Dawson House, Warrington | Company & 3rd party offices | 134,800 | 95% | Freehold |
| Hadrian Mill, Carlisle | Company & 3rd party offices | 92,362 | 100% | Freehold |
| Bax Road, Manchester | Empty | 28,734 | 0% | Freehold |
| Manchester Road, Bolton | Company & 3rd party offices | 117,898 | 60% | Freehold |
| Linley House, Manchester | Company & 3rd party offices | 83,479 | 50% | Freehold |
| Whitebirk, Blackburn | Company offices | 45,040 | 100% | Freehold |

**Owned by United Utilities Electricity PLC**

| Property | Use | Floor area in sq ft | Utilisation | Tenure |
|---|---|---|---|---|
| Frederick Road, Salford | 3rd party offices | 46,017 | 100% | Freehold |
| Hathersage Road, Manchester | Company & 3rd party offices | 90,828 | 75% | Freehold |
| Parkside Road, Kendal | Company offices | 35,190 | 90% | Freehold |
| Workington | Company & 3rd party offices | 27,270 | 100% | Freehold |
| Hartington Road, Preston | Company offices | 47,610 | 75% | Freehold |

**Owned by United Utilities Water PLC**

| Property | Use | Floor area in sq ft | Utilisation | Tenure |
|---|---|---|---|---|
| Lingley Mere, Warrington | Company offices | 249,606 | 100% | Freehold |
| Winsford | Company offices | 18,832 | 70% | Freehold |

**Third party owned**

| Property | Use | Floor area in sq ft | Utilisation | Tenure |
|---|---|---|---|---|
| Dalton House, Birchwood | Company offices | 10,059 | 100% | Leasehold |
| Oakland House, Manchester | Company offices | 40,732 | 100% | Leasehold |

# Non-GAAP measures

## Providing an increased insight into the underlying performance of the business

The group gives certain additional information in order to provide an insight into the underlying performance of the business. An explanation of this information is given below.

**Underlying operating profit from continuing operations*; and Underlying profit before taxation from continuing operations***
Underlying operating profit from continuing operations* can be derived from the consolidated income statement of the financial statements after adjusting for restructuring costs and other significant non-recurring items and is reconciled to operating profit from continuing operations in tables 5 and 6 on page 25.

Underlying profit before taxation from continuing operations* can be derived from the consolidated income statement of the financial statements after adjusting for the group's share of results of its associated company, restructuring costs, other significant non-recurring items, fair value gains and losses on debt and derivative instruments and adding back the interest element relating to swaps and debt under the fair value option. This is reconciled to profit before taxation from continuing operations in table 7 on page 25.

The board believes that these financial measures align those reported to investors with the measures used by management to evaluate trading performance and allocate resources within the business.

Management believes that these additional measures are of relevance in assessing the future direction of the group and the trends in trading performance.

Although the board uses these non-GAAP (Generally Accepted Accounting Principles) financial measures to analyse trading performance, operating profit from continuing operations and profit before taxation from continuing operations as shown on the face of the consolidated income statement should also be considered.

**Segmental underlying operating profit from continuing operations***
Segmental underlying profit from continuing operations* can be derived from note 1 of the financial statements after adjusting for restructuring costs and other significant non-recurring items and is reconciled to the segmental analysis from note 1 of the financial statements in tables 5 and 6.

The board considers that the removal of the impact of restructuring costs and other significant non-recurring items is of relevance in assessing the future direction of the segments and the trends in trading performance.

**Underlying interest payable from continuing operations* and underlying cost of net borrowings from continuing operations***
Underlying interest payable from continuing operations* can be derived from note 5 of the financial statements after adjusting for fair value gains and losses on debt and derivative instruments and adding back the interest element relating to swaps and debt under the fair value option. Underlying cost of net borrowings from continuing operations* is then obtained by adjusting further for investment income and net pension interest income, which are derived from note 4 of the financial statements. These measures are reconciled to notes 4 and 5 of the financial statements in table 8.

Management considers that the removal of the volatility of fair value gains and losses arising on debt and derivative instruments provides a useful comparison of annual performance.

*Where these non-GAAP measures are included elsewhere in the annual report (as indicated by the symbol *), the above definitions should be referred to.

Table 5:

| 2006/07 | United Utilities North West £m | United Utilities Contract Solutions £m | Other activities £m | Group £m |
|---|---|---|---|---|
| Segmental operating profit from continuing operations | 750.1 | 69.1 | 8.3 | 827.5 |
| Restructuring costs | 5.3 | 0.3 | 5.0 | 10.6 |
| Other one-off items: | | | | |
| Settlement claims | (27.6) | (3.0) | – | (30.6) |
| Ofwat transfer pricing penalty | 8.5 | – | – | 8.5 |
| | (13.8) | (2.7) | 5.0 | (11.5) |
| Segmental underlying operating profit from continuing operations | 736.3 | 66.4 | 13.3 | 816.0 |

Table 6:

| 2005/06 | United Utilities North West £m | United Utilities Contract Solutions £m | Other activities £m | Group £m |
|---|---|---|---|---|
| Segmental operating profit from continuing operations | 637.5 | 68.5 | 23.5 | 729.5 |
| Restructuring costs | 0.1 | 4.7 | – | 4.8 |
| Other one-off items: | | | | |
| Write-off of IT systems | 25.0 | – | – | 25.0 |
| Profit on disposals | – | (6.4) | – | (6.4) |
| | 25.1 | (1.7) | – | 23.4 |
| Segmental underlying operating profit from continuing operations | 662.6 | 66.8 | 23.5 | 752.9 |

Table 7:

| | 2006/07 £m | 2005/06 £m |
|---|---|---|
| Profit before taxation from continuing operations | 676.0 | 445.1 |
| Adjustment for share of results of associated company | (18.7) | – |
| Operating profit adjustments (see tables 5 and 6 above) | (11.5) | 23.4 |
| Fair value (gain)/loss on debt and derivative instruments | (2.7) | 71.3 |
| Interest on swaps and debt under fair value option | (81.7) | (55.4) |
| Underlying profit before taxation from continuing operations | 561.4 | 484.4 |

Table 8:

| | 2006/07 £m | 2005/06 £m |
|---|---|---|
| Finance expense from continuing operations | 308.4 | 352.9 |
| Fair value gain/(loss) on debt and derivative instruments | 2.7 | (71.3) |
| Add back interest on swaps and debt under fair value option | 81.7 | 55.4 |
| Underlying interest payable from continuing operations | 392.8 | 337.0 |
| Investment income | (138.2) | (68.5) |
| Adjustment for net pension interest income | 25.1 | 16.5 |
| Underlying cost of net borrowings from continuing operations | 279.7 | 285.0 |

# Group results



**Tim Weller**
**Chief financial officer**

## Performance summary

- **Underlying profit before tax from continuing operations* up 15.9 per cent to £561.4 million**
- **Segmental operating profit in United Utilities North West up by 17.7 per cent**
- **Sale process initiated for United Utilities' electricity distribution assets**
- **Vertex disposal completed creating a leaner, more focused company**
- **£10.0 million of annual cost savings expected from management reorganisation**

| Financial highlights | 2006/07 | 2005/06 | % |
|---|---|---|---|
| Revenue | £2,323.0m | £2,086.0m | 11.4 |
| Operating profit | £827.5m | £729.5m | 13.4 |
| Operating margin | 35.6% | 35.0% | |

*Underlying profit measures are defined and reconciled to the group's income statement on pages 24 and 25.

Revenue
**£2,323.0m**
Up 11.4 per cent from 2005/06

Operating profit
**£827.5m**
Up 13.4 per cent from 2005/06

**Overview**
United Utilities has again delivered a strong financial performance in the year to 31 March 2007. Underlying profit before tax from continuing operations* increased by 15.9 per cent to £561.4 million and underlying operating profit from continuing operations* was up by 8.4 per cent, to £816.0 million.

United Utilities North West (UUNW) has delivered strong growth in the year with operating profit up 17.7 per cent. Segmental underlying operating profit from continuing operations* in UUNW has increased by 11.1 per cent. This growth primarily reflects the allowed price increases which support the substantial levels of capital investment being made by the company to improve operational standards and services for customers. Capital investment in our regulated operations, including £101.2 million of infrastructure renewals expenditure, totalled £747.9 million during the year. The board remains confident that regulatory operating and capital expenditure efficiency targets will be met.

In United Utilities Contract Solutions, operational performance across the contract portfolio was good. Underlying operating profit from continuing operations* was slightly below that of the previous year at £66.4 million. Contract Solutions renewed its contract with Scottish Water through Scottish Water Solutions during the year, although new opportunities were limited. The order book remains strong with future revenue streams secured.

**Strategy**
The group's strategy is to focus on its core skills of managing water, wastewater, electricity and gas networks to create a world class operator of utility infrastructure. This strategic focus has helped deliver operational and service improvements.

**Sale of electricity assets**
The board has taken the decision to initiate a sale process for United Utilities' electricity distribution assets, with a view to maximising shareholder value. We believe that shareholders' interests are best served by the group focusing on the much larger water asset base, which offers significantly more growth potential than its electricity assets.

We expect to return the net equity proceeds from the proposed sale to shareholders. The mechanism for this return will be determined at the time of sale completion.

At the conclusion of this sale process, United Utilities intends to review its capital structure and dividend policy so that they will be appropriate for the revised composition of the group, recognising the importance of income to our shareholders.

Furthermore, it is our intention that, as part of this capital restructuring, shareholders will realise total distributions over the remainder of the 2005-10 price control period at least equivalent to the distributions targeted for the same period under the current dividend policy, adjusted to take account of the manner in which the net equity proceeds are returned.

The review of capital structure will also involve determining a target credit rating that the group believes best mirrors regulatory assumptions for United Utilities Water and we will be consulting with the credit rating agencies on appropriate financial indicators to maintain this rating.

As part of the group's asset owner and asset operator management reorganisation initiative, a separate asset operator has been established that carries out capital delivery, operations and maintenance activities for United Utilities' electricity distribution assets. We intend to continue operating these assets, consistent with our strategy of focusing on our core skills.

**Restructuring**
The group's management organisation has been restructured around separate asset

operator and asset owner functions, to sharpen commercial focus and help deliver and sustain further performance improvements. The business has been separated into an asset owner function, Asset Management and Regulation, and an asset operator function, Utility Solutions, which will be responsible for all of the group's UK utility operations, which were formerly held within UUNW and Contract Solutions.

The new structure will help optimise performance by instilling the operational disciplines inherent in commercial trading arrangements and enabling greater sharing of best practice and utilisation of management capital. It is expected that the overall management reorganisation initiative will deliver annual savings of around £10 million which are expected to be realised in full from 2008/09.

**Group financial performance**
Revenue from continuing operations increased by 11.4 per cent to £2,323.0 million in 2006/07 compared with £2,086.0 million in 2005/06. These movements reflect growth across all of our businesses.

Operating profit from continuing operations increased by 13.4 per cent in 2006/07 to £827.5 million. Underlying operating profit from continuing operations* increased 8.4 per cent in 2006/07 to £816.0 million.

The finance expense relating to continuing operations for the year was £308.4 million compared with £352.9 million in 2005/06. This expense includes considerable volatility in respect of fair value movements on debt and derivative financial instruments. The underlying cost of net borrowings from continuing operations* for the year was £279.7 million compared with the prior year figure of £285.0 million.

Profit before tax from continuing operations in 2006/07 increased by 51.9 per cent to £676.0 million. Included within profit before tax from continuing operations is £18.7 million in relation to the group's share of the results of its associate, THUS Group plc. Adjusting for the impact of this, other non-recurring items and for fair value gains and losses on debt and derivative instruments as shown in table 7, results in an underlying profit before tax from continuing operations* of £561.4 million, an increase of 15.9 per cent from the prior year.

Basic earnings per share relating to continuing operations increased by 51.1 per cent to 57.1 pence in 2006/07 (2005/06 37.8 pence).

The total dividend per ordinary share for the year is 44.93 pence, an increase of 2.4 per cent from the prior year.

**Discontinued operations**
On 26 March 2007, the group completed the sale of Vertex, in order to concentrate on the core skills of managing water, wastewater, electricity and gas networks. The initial consideration was £217.5 million. The total fair value of consideration was £192.9 million, comprising cash of £206.4 million, the repayment of intra-group debt and the assumption by the vendor of certain liabilities of Vertex. The group recognised a loss on disposal of £65.1 million and assumed a liability in respect of deferred contingent consideration of £13.5 million, resulting in a total pre-tax loss on disposal of £78.6 million.

**Taxation**
The current UK mainstream corporation tax charge in respect of continuing operations for 2006/07 reflects the high level of accelerated tax allowances arising from the capital investment undertaken by the group.

The effective current tax charge relating to continuing operations is 11.5 per cent, compared with a charge of 11.1 per cent in 2005/06. Including deferred tax, there is an effective tax charge of 26.7 per cent, compared with 27.4 per cent in 2005/06.

**Cashflow**
Net cash generated from continuing operating activities increased to £726.9 million, from £715.9 million in 2005/06.

A significant level of capital investment continues to be made, mainly as a result of the water and wastewater capital investment programme. The 2006/07 capital investment spend of £659.3 million in property, plant and equipment represents a 10.2 per cent increase over 2005/06, reflecting the planned rephasing of the AMP4 capital programme.

Cash receipts of £206.4 million from the disposal of subsidiaries arose from the sale of Vertex.

As a result of the above, cash and cash equivalents increased by £896.8 million in the year ended 31 March 2007.

Borrowings net of cash and short-term deposits decreased by £225.6 million to £3,961.1 million at 31 March 2007 (£4,125.7 million including derivatives). Gearing, measured as borrowings net of cash and short-term deposits divided by total capital employed (being shareholders' equity plus borrowings net of cash and short-term deposits), decreased to 59.2 per cent compared with 61.4 per cent at 31 March 2006.

**Delisting from the New York Stock Exchange**
On 30 May 2007, the company announced its intention to pursue a delisting from the New York Stock Exchange (NYSE) and deregistration under the US Securities Exchange Act of 1934 (the Exchange Act), with the aim of reducing compliance costs. Annual savings of around £2 million are expected.

The company has American Depositary Shares, evidenced by American Depositary Receipts (ADRs), listed on the NYSE and Securities and Exchange Commission (SEC) registered debt securities. These US listings require SEC registration and the ongoing reporting and compliance obligations under both the Exchange Act and the 2002 Sarbanes-Oxley Act incur significant costs. Deregistration will provide the company with exemption from meeting these US reporting and compliance requirements.

Subsequent to its deregistration, the company intends to maintain its ADR facility with JPMorgan Chase Bank N.A. as a Level 1 programme. This means that the company's ADRs will be traded on the over-the-counter market. Accordingly, the company has not arranged for the listing of its ADRs on another national securities exchange.

**Summary and outlook**
The group has again delivered a good set of results, supported by a robust financial performance in UUNW.

On completion of the proposed sale of the electricity distribution assets, the board intends to assess and implement a capital structure and dividend policy in light of the revised composition of the group, recognising the importance of income to shareholders.

By focusing on core skills, the business is well placed to meet expectations for the forthcoming year.

# United Utilities North West

## Performance summary

> **Segmental revenue increased by 8.9 per cent to £1,636.2 million**
> **Segmental underlying operating profit from continuing operations* up 11.1 per cent to £736.3 million**
> **Capital investment for the year of £747.9 million**
> **Leakage level reduced to 468 megalitres per day**

| Financial highlights | 2006/07 | 2005/06 | % |
|---|---|---|---|
| Segmental revenue | **£1,636.2m** | £1,502.9m | 8.9 |
| Segmental operating profit | **£750.1m** | £637.5m | 17.7 |
| Operating margin | **45.8%** | 42.4% | |

*Underlying profit measures are defined and reconciled to the group's income statement on pages 24 and 25.

Segmental revenue
**£1,636.2m**
Up 8.9 per cent from 2005/06

Segmental operating profit
**£750.1m**
Up 17.7 per cent from 2005/06

**Business objectives and strategy**
United Utilities North West (UUNW) aims to be a world class operator of utility infrastructure and part of this goal is targeting an upper quartile position on key operational and service measures in the medium-term.

In the group's interim results, announced on 5 December 2006, UUNW outlined a number of key operational and customer service measurements against which it would assess its performance. Good progress has been made and the business remains on course to meet its medium-term targets on these measures, which include:

- Relative efficiency – United Utilities Water (UUW) has improved its 2005/06 operating expenditure relative efficiency position, as assessed by Ofwat. The company is now in band B for the water service and in band C for the wastewater service. This represents a one band improvement for each service compared with the previous year, moving the company closer to the efficiency frontiers.
- Security of water supply – UUW met the economic level of leakage rolling target of 470 megalitres per day for 2006/07 for the first time in five years. In addition, there were no water restrictions in the year.
- Pollution – the business has achieved a significant reduction in the number of category one and two pollution incidents in 2006/07, with no water pollution incidents (2005/06: two incidents) and only nine wastewater pollution incidents (2005/06: 21 incidents). This performance already meets the medium-term target of reducing these incidents by around 50 per cent and the challenge for the business is to sustain performance at these levels and aim for out-performance against this target.
- Sewer flooding – UUW is on track to meet its medium-term target of reducing the number of properties on the sewer flooding register by around 50 per cent. This is defined as properties at risk of experiencing at least one sewer flooding incident in ten years. Good progress was made in 2006/07 with a reduction of 152 properties, leaving 492 properties on the register.
- Customer minutes lost (CMLs) and customer interruptions (CIs) – United Utilities Electricity (UUE) met the 2006/07 regulatory targets for CMLs and CIs set by Ofgem, which is in line with the aim to meet or out-perform the regulatory targets over the 2005-10 period.
- Overall customer satisfaction – good progress continues to be made, 74 per cent of UUW's water customers and 69 per cent of UUE's electricity customers who had made an enquiry, were satisfied with the overall service they received. This compares with a start point satisfaction level of less than 50 per cent for water and wastewater customers and less than 70 per cent for electricity customers.

**Financial highlights**
Revenue increased by 8.9 per cent to £1,636.2 million in 2006/07, principally as a result of allowed price increases, including inflation, of 8.8 per cent in the water business and 2.6 per cent in the electricity business. These price increases support the regulated businesses' substantial capital investment programmes to deliver improvements for customers.

Segmental operating profit for the year increased by 17.7 per cent to £750.1 million (2005/06: £637.5 million), which reflects allowed price increases and delivery of efficiencies. As expected, infrastructure renewals expenditure was higher in the second half of the year compared with the first six months, in line with the planned rephasing of this programme. After adjusting for a number of one-off items, segmental underlying operating profit* increased by 11.1 per cent to £736.3 million.

Capital investment in the period, including £101.2 million of infrastructure renewals expenditure, was £747.9 million (2005/06: £582.5 million), of which £570.3 million (2005/06: £440.9 million) related to water and wastewater and £177.6 million (2005/06: £141.6 million) to electricity distribution. This represents an increase in expenditure of £165.4 million when compared with the previous year.

The rise in capital expenditure is consistent with the planned rephasing of the company's investment programme to help optimise the delivery of outputs. Cumulative water capital expenditure remains on track to match regulatory assumptions by 2008 and cumulative wastewater capital expenditure by 2009.

The financial performance figures take account of an £8.5 million penalty from Ofwat for historical trading arrangements with associated companies. The effect of these trading arrangements had already been excluded from impacting customer bills for the 2005-10 price control period. Following review, the company believes it is now fully compliant with the transfer pricing requirements.

**Business efficiency**

Progress on delivering efficiencies has been good and the business remains on course to meet its regulatory efficiency targets. The customer transformation programme is progressing well and the new customer billing system is delivering efficiencies, alongside improved cash collection.

The business has improved efficiency at its large wastewater treatment plants and the process and optimisation programmes are delivering benefits. New work planning and scheduling processes, which make better use of mobile technology, are now embedded in the business and the project and investment management system is helping to optimise the delivery of outputs.

Although energy costs in UUW have increased by just over 30 per cent in 2006/07 compared with the previous year, energy costs only represent around six per cent of the total cost base of the business. Energy costs in future years are anticipated to be slightly lower than those incurred in 2006/07. UUW continues to benefit from a largely gravity-fed clean water system, which substantially reduces pumping costs. In addition, the business is focusing on increasing its renewable energy generation to mitigate costs further.

**Unsatisfactory intermittent discharges**

In the previous price control period (2000-05), around £200 million of funding was provided to deliver a number of obligations, primarily relating to unsatisfactory intermittent discharges (UIDs) of wastewater for that period, which have been carried over into 2005-10. UUW, in its negotiations with the Environment Agency and Ofwat, is seeking to finalise requirements relating to those UID outputs. The business expects the bulk of this capital expenditure to be incurred over the next two to three years.

At the last water price review, it was also recognised that there was potential for additional investment relating to projects that were not part of United Utilities' 2005-10 regulatory contract, but which may be confirmed as additional obligations during this period by the regulators. These potential projects, which primarily relate to UIDs of wastewater, with an estimated maximum value of up to £500 million, continue to be the subject of investigations and studies which are driving discussions with the regulators.

A planning inquiry was held in October 2006 which considered three prime case appeals for discharging to inland waters to help establish principles going forward. The inspector's findings were published in January 2007. Based on the outcome of the inquiry, United Utilities is currently preparing a submission to Ofwat which, if endorsed by the Department for Environment, Food and Rural Affairs, should allow the related investment programme, estimated to be over £200 million, to be funded through price limits and deliver additional growth in the regulatory asset value (RAV). A further planning inquiry relating to coastal discharges is expected to be held later this financial year. The outcome of this inquiry may also result in additional investment and RAV growth.

**Capital programme**

With regard to capital programme outputs, UUW continues to exceed its regulatory and business plan targets. During the year, 810 kilometres of water mains were replaced and good progress was made in removing a number of properties from the low pressure and flooding registers. The quality of drinking water remains high and mean zonal compliance for 2006 was 99.92 per cent.

The delivery of United Utilities' previous investment programme has confirmed the success of its framework contractor approach, which was put in place during AMP3.

The delivery strategy for AMP4 (2005-2010) builds on this success with appointed partners helping to deliver its £2.9 billion water and wastewater programme during the regulatory period. The group takes a leading role in programme management, increasing its internal resources in engineering and design and placing a greater emphasis on performance management through the alignment of financial targets with partners and benchmarking out-turn results. These changes will help the group deliver the capital efficiencies required by Ofwat.

UUE places a strong focus on maintaining the integrity, security and safety of its electricity distribution network and outputs remain in line with its five-year delivery plan. During the year, the business replaced or refurbished 293 kilometres of overhead lines and replaced 91 kilometres of underground cables. It also replaced or refurbished 579 switchgear units and replaced 280 transformers.

**Price review and customer debt**

In its final determination in December 2004, Ofwat allowed UUW an average annual real price increase of 4.5 per cent over the next five years to support environmental and operational improvements for customers. Ofgem allowed United Utilities Electricity a real price increase of 8.2 per cent in 2005/06, followed by constant real prices thereafter.

United Utilities offers a range of initiatives to help customers who have difficulty paying bills such as the vulnerable customer tariff, an arrears allowance scheme and money advice services. UUNW has taken a leading role in the Debt Focus Group of Water UK, an industry-wide body, looking at ways to improve the Department for Work and Pensions' 'Water Direct' scheme. It continues to lobby for changes to the benefits system to extend the range of benefits from which deductions can be made and to improve the take-up of such schemes.

# United Utilities Contract Solutions

## Performance summary

- > **Segmental revenue increased by 13.4 per cent to £742.2 million**
- > **Segmental underlying operating profit from continuing operations* is slightly down at £66.4 million**
- > **Total order book standing at more than £4.5 billion**
- > **First full year of the £1.1 billion Northern Gas Network contract**

| Financial highlights | 2006/07 | 2005/06 | % |
|---|---|---|---|
| Segmental revenue | £742.2m | £654.5m | 13.4 |
| Segmental operating profit | £69.1m | £68.5m | 0.9 |
| Operating margin | 9.3% | 10.5% | |

*Underlying profit measures are defined and reconciled to the group's income statement on pages 24 and 25.

Segmental revenue
**£742.2m**
Up 13.4 per cent from 2005/06

Segmental operating profit
**£69.1m**
Up 0.9 per cent from 2005/06

**Business objectives and strategy**
United Utilities Contract Solutions applies the core utility skills of United Utilities North West through outsourcing contracts, and is involved in the operation or management of assets representing around 35 per cent of the UK water industry's asset base. The business also provides gas services to over six million people and in total now serves a population of around 17 million in the UK. UUCS has an order book worth more than £4.5 billion.

**Financial highlights**
Revenue in Contract Solutions increased by 13.4 per cent to £742.2 million in 2006/07. This partly reflects a 12-month contribution in 2006/07 from the £1.1 billion, eight-year contract with Northern Gas Networks which commenced on 1 June 2005. Revenue also benefited from the planned capital investment profile relating to the Southern Water contract, which provided a strong contribution in the year.

Segmental operating profit was broadly flat at £69.1 million in 2006/07, reflecting the increasing maturity of contracts, the successful transformation of the major outsourcing contracts and continued performance improvements in the Connections and Metering business units.

Segmental underlying operating profit from continuing operations* for the year decreased slightly to £66.4 million.

**Business performance**
Contract Solutions has grown rapidly since its creation in 2000 with the total order book now standing at more than £4.5 billion.

The disciplines of operating within robust contractual frameworks encourages a healthy commercial tension that has helped the business balance risk and reward and ensure that significant focus is placed on improving performance. This experience has improved the commercial skillsets of the business and places it in a strong position from which to pursue other infrastructure outsourcing opportunities.

The business has a 40 per cent share in the 4D consortium which secured a five-year capital delivery contract with Southern Water worth around £750 million. The contract commenced on 1 April 2005 and performance continues to be good. Around half of the contract spend had been delivered by the end of 2006/07 and delivery of outputs is in line with Southern Water's expectations. This planned investment profile has resulted in a strong contribution from this contract in the year and a natural reduction in contribution is expected in the forthcoming financial year.

Contract Solutions holds a £1.5 billion, 15-year contract with Dŵr Cymru Welsh Water to provide operations, maintenance and shared services, which commenced in April 2005. This contract was renewed following the successful delivery of an initial four-year contract with Dŵr Cymru Welsh Water. The contract is progressing well and, despite inflationary cost pressures, the profit level has moderately increased compared with the previous year. Performance against the contract key performance indicators (KPIs) is good and Contract Solutions has helped Dŵr Cymru Welsh Water achieve the regulatory economic level of leakage rolling target for 2006/07 and sustain an upper quartile position in Ofwat's overall performance assessment league table for the last four years.

United Utilities acquired a 15 per cent stake in the CKI-led consortium (Northern Gas Networks) that purchased the north of England gas distribution network from National Grid in early 2005/06. Contract Solutions also won a £1.1 billion, eight-year contract to operate and maintain the network, and manage the capital expenditure programme, on behalf of the consortium, which commenced on 1 June 2005, and performance has been robust.

The final proposals for the gas distribution price review were published in December 2006, covering the one-year period 1 April 2007 to 31 March 2008. The proposals were accepted, with an allowed increase in revenue for the one-year period of 8.7 per cent real. The next price control will cover the period 1 April 2008 to 31 March 2013 and will be subject to detailed regulatory consultation throughout 2007/08.

The Northern Gas Networks contract covers the management of around 36,000 kilometres of gas mains, serving a population of more than six million. 2006/07 was the first full year of operations, and saw excellent progress against the client's gas mains replacement programme, with the 520 kilometres target achieved in the year.

Earlier in the year, Scottish Water Solutions (SWS), a joint venture company in which Contract Solutions is a key partner, was successful in winning a new £760 million contract with Scottish Water to deliver a substantial part of its 2006-10 capital investment programme.

This follows on from a similar contract SWS held with Scottish Water covering the 2002-06 period and a good performance on this initial contract helped in achieving this contract win. In addition, there is potential to secure further programme management related work, over the new contract period, with an estimated value of £240 million. Contract Solutions' share of this potential combined contract is estimated to be worth around £150 million. Performance in relation to the contract KPIs, delivery of outputs and in the area of health and safety is good.

Contract Solutions won the first major meter installation contract to be outsourced with British Gas Trading in 2002 and the contract has around one year to run. The business is responsible for full meter provision and management services to approximately five million gas and electricity customers in the north of England and Wales. It provides a 24 hour, 365 day operation covering meter replacement, emergency response services and customer requested work. It also operates a dedicated operational call centre. By the end of the contract, it is anticipated that approximately 1.9 million gas meters and 800,000 electricity meters will have been installed. The initial value of the contract was £225 million and this was subsequently increased to £276 million. The contract continues to progress well.

The Contract Solutions' Connections business continued to improve its financial performance during the year following a refocusing in 2005/06 of its sales and marketing effort towards long-term strategic customers and larger projects. In August 2006 the business commenced a major new £133 million seven-year gas connections contract with Northern Gas Networks.

The five-year contract with the Atomic Weapons Establishment to operate and maintain their water and wastewater assets continues to perform well, with potential for further growth opportunities. The contract provides for a potential extension to 20 years and the provision of ancillary services, such as capital maintenance. The services do not include handling radioactive or contaminant discharges.

In addition, the business applies the group's core skills in related international markets and currently operates concessions in Bulgaria, Estonia, Poland, the Philippines and Australia.

**Summary and outlook**

Contract Solutions holds major utility outsourcing contracts in the United Kingdom with Dŵr Cymru Welsh Water, Southern Water, Scottish Water, and Northern Gas Networks. It also has a meter installation contract with British Gas Trading and three Scottish Private Finance Initiative operations. The order book remains strong with future revenue streams secured and Contract Solutions remains the leading utility infrastructure outsourcing company in the UK water sector. Performance across the contract portfolio is in line with management expectations.

# Liquidity and capital resources

The group's primary source of liquidity is cash generated from its ongoing business operations. As reflected in the consolidated cashflow statement on page 73, in the year ended 31 March 2007, net cash generated from the group's continuing operating activities was £726.9 million, compared with £715.9 million in 2005/06. The water regulator and the electricity regulator have established price increase limits to 2010 which will provide certainty for a major element of the group's revenues from ongoing operations, providing both a stable and a predictable source of funds.

**Treasury policy**

The group's treasury function operates within policies approved by the board; it does not act as a profit centre and does not undertake any speculative trading activity. Long-term borrowings are structured or hedged to match earnings, which are largely in sterling, indexed to inflation and subject to regulatory price reviews every five years. Index-linked debt is the preferred method of funding. Over the last two years, the group has made significant progress in raising this type of funding, holding £1.36 billion of index-linked debt at the year end. The longer-dated nature of this funding provides a good match to the group's long life infrastructure assets. Exposure to interest rate movements for the following 12 months, where necessary, are eliminated at the start of each financial year using short-term hedges. The credit quality of counterparties and individual aggregate exposures are reviewed annually.

**Debt financing**

Moody's Investor Service rates the credit of United Utilities PLC as A3 on a long-term basis with a stable outlook and P-2 on a short-term basis. Equivalent ratings published by Standard and Poor's Rating Services were BBB+ long-term with a stable outlook and A-2 short-term during the year. On 2 April 2007, Standard and Poor upgraded its rating to A- long-term with a stable outlook and A-1 short-term.

Details of borrowings and net cash and cash equivalents are provided in notes 16, 17 and 18 to the consolidated financial statements.

**Short-term liquidity**

Short-term liquidity requirements are met from the group's normal operating cashflow. Further liquidity is provided by cash and short-term deposit balances, the company's US$1.5 billion euro-commercial paper programme, supported by committed bank facilities and committed but undrawn long-term credit facilities.

**Long-term liquidity**

The group has effective access to the international debt capital markets through its €7 billion medium-term note programme which provides for the periodic issuance by United Utilities, United Utilities Water and United Utilities Electricity of debt instruments on terms and conditions determined at the time that the instruments are issued.

The programme does not represent a funding commitment, with funding only becoming committed when debt securities have been successfully issued. The currencies in which borrowings are held are disclosed in note 18 to the consolidated financial statements.

**Interest rate management**

The group manages interest rate exposure by seeking to match financing costs as closely as possible with the revenues generated by its assets. The group's exposure to interest rate fluctuations is periodically managed in the medium-term through the use of interest rate swaps and the use of financial futures contracts traded on the London International Financial Futures and Options Exchange. The average interest rate for 2006/07 was 6.55 per cent, compared with 6.84 per cent in 2005/06 excluding fair value adjustments.

**Quantitative and qualitative disclosures about market risk**

Risk management

The principal financial market risks faced by the group are the risks of interest rate movements and foreign currency movements.

Interest rate and foreign currency management

The group uses a combination of interest rate swaps, futures and funding instruments to hedge exposure to interest rate volatility. The company's use of derivative instruments relates directly to underlying indebtedness. No speculative transactions are undertaken. The proportion of borrowings at effective fixed rates of interest for a period greater than one year is set in conjunction with the level of floating rate borrowings and projected regulatory revenues that are exposed to inflationary adjustments (index-linked). In addition, the company aims to manage its short-term budgetary commitments by ensuring that the majority of floating rate interest is fixed for periods of less than one year through the use of exchange traded financial futures. The group has limited exposure to foreign currency exchange rate movements. Interest rate management and funding policies are set by the board.

Quantitative disclosure of market risk

The analysis in note 18 to the consolidated financial statements details the sensitivity of the market value of the group's financial instruments to selected changes in market rates and prices. The range of changes chosen reflects the group's view of changes that are reasonably possible over a one-year period. Market values are quoted values, or, where these are not available, those values are obtained by discounting cashflows at market rates and prices. The market values for interest rate risk are calculated by using a standard zero coupon discounted cashflow pricing model. For long-term borrowings, a favourable change in market value results in a decline in the value of borrowings. For other financial instruments, a favourable change in market value results in an increase in market value.

**Contractual obligations**

Financial guarantees are given by United Utilities in support of borrowings by subsidiary companies, where the underlying obligation is already reflected in the disclosure of long-term debt. Financial guarantees of £703.7 million relate to borrowings by United Utilities Water and United Utilities Electricity from the European Investment Bank (EIB).

The capital commitments of the group as at 31 March 2007 were £370.7 million, for which the group has contractual commitments for property, plant and equipment. The group also has obligations under its licence to comply with the capital programmes as specified by the regulators. The purchase obligations of the group as at 31 March 2007 total £48.0 million and primarily relate to services for which the group has purchase orders or contractual commitments.

**Off-balance sheet arrangements**

Joint ventures

The group enters into joint ventures with consortium partners. The financial and legal structure of joint ventures is designed to limit the group's exposure to the extent of the equity investment and loans provided by the group, with no further recourse should the joint venture default. All joint venture arrangements have been incorporated into the group's results on a proportionate consolidation accounting basis. The joint venture normally enters into the main contract with the customer, for example, by taking on ownership of the assets subject to the contract. The consortium partners may then enter into subcontracts with the joint venture for the provision of services appropriate to their expertise. This enables the group to take on only those risks that fall within its normal commercial expertise, such as infrastructure management, whilst other parties will provide their skills to the joint venture and take on their risks accordingly, for example, design and construction. However, the performance of any joint venture will affect the group's financial performance to the extent of its interest in such a joint venture.

Performance guarantees

As part of the commercial operations of the group, performance guarantees are sometimes required by clients. These guarantees may be called where the standards of service set out within the relevant contract are not fulfilled, and other possible remedies under the contract are not successful. Total guarantees as at 31 March 2007, where a financial limit has been specified, were £134.1 million.

A guarantee which has unlimited liability is supported by an indemnification agreement from a third party external to the United Utilities group. This indemnification agreement follows the disposal of certain operations to a third party, and contains no limit on the value of indemnity available. Therefore any payments under this guarantee may be fully recoverable from the third party.

In certain circumstances, the group has issued guarantees and performance bonds to support its contribution to the performance of partnership companies. In some instances, the partnership company is responsible for arranging the issue of the guarantee and the partners are required to provide an indemnity to the issuing financial institution for a share of that guarantee, usually in proportion to the respective shareholdings in the partnership company. Where this is the case, recovery of any amounts paid under the guarantee will be in proportion to the indemnities provided. Therefore, the full value of the guarantee arranged by the group would only become payable if the total project guarantee were to be payable in full.

Alternatively, the partners may be required to arrange the issue of separate guarantees directly to the client, normally contributing to the total guarantee requirement in proportion to the shareholding in the partnership company. In most cases, these arrangements are supported by cross-indemnities from the partners so that the partners must pay a proportionate share of any claim under any of the individual guarantees issued. Therefore, the full value of the guarantee arranged by the group will only become payable if the total project guarantee is called in full. Guarantees issued by the group directly to the client, supporting the performance of partnership companies, totalled £100.0 million at 31 March 2007. This includes guarantees of up to £51.3 million, which are supported by cash held in escrow to secure the cross-indemnity from partners.

The value of indemnities issued to financial institutions by the group, in order to support the issue of a guarantee by the financial institution on behalf of the partnership company, totalled £13.6 million at 31 March 2007.

Guarantees totalling £13.9 million relate to the disposal of certain operations and reflect the capped value of indemnities issued to the purchaser for pre-completion events. It is anticipated that, in the event of a claim, the group may be able to recover funds from its insurers, although this will depend upon the circumstances of the incident giving rise to the claim under the indemnity.

An additional guarantee for £5.4 million relates to the disposal of other operations and reflects guaranteed obligations under a property lease. Under the sale and purchase agreement the buyer is obliged to put in place a replacement guarantee and in parallel provide an indemnity to United Utilities. Therefore any payments under these guarantees may be fully recoverable from the buyer. The carrying value of the guarantees discussed above has been £nil for the past two fiscal years.

**Inflation**

Inflation affects revenue, operating expense and finance expense. However, the impact of inflation has not had a material effect on the group's operating results during the year.

**Summary**

The board has reviewed its business plan and considers that the group has sufficient liquidity to meet the anticipated financial commitments for the next 12 months. In total, at 31 March 2007, unutilised committed facilities of £1,172.2 million expiring in more than one year, together with cash and short-term deposits of £2,403.3 million and undrawn funding from EIB of £50.0 million, provide substantial pre-funding for the group.

# Corporate responsibility

## The board believes that being responsible in the way it conducts its operations makes sound business sense

Active management of its key environmental, social and economic impacts helps the group work in a way that is ethical and balances the needs of all of its stakeholders. It enables the group to reduce risk, identify business opportunities, provide stability in its markets, protect resources, make savings, improve performance and build trust and understanding.

### Code of ethics

The group has adopted a set of business principles. It will continue to develop them in line with best practice. A free copy of the business principles booklet is available upon request from the company secretary, United Utilities PLC, Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP, England or may be viewed on our website at www.unitedutilities.com.

### Our approach

The business principles guide the way the group manages its activities and its relationships with stakeholders and set the context for the group's approach to corporate responsibility.

The group's corporate responsibility policies are considered as part of the business planning process and corporate responsibility performance is a personal objective for each member of the executive leadership team (ELT). Members of the ELT meet regularly to discuss the key social and environmental issues and have determined a process which identifies and prioritises our impacts and opportunities.

An important part of this process is stakeholder consultation, which provides an understanding of the interests and priorities of the different groups of people who are affected by the group's activities. More information on the group's stakeholder approach, identification of key impact areas and detailed information, performance data and discussion can be found in the stakeholder report, or on our website at www.unitedutilities.com.

Formal management systems cover many of the group's impact areas, including environment, health and safety and quality. Where appropriate, we seek formal certification of these systems. Most of the group's operations are covered by the ISO 140W accreditation for environmental management. Benchmarking exercises help us to track performance, drive continual improvement and establish best practice.

### Environment

Our operations can have significant environmental impacts. Our key focus areas are to improve compliance standards at our water and wastewater treatment works whilst at the same time reduce the amount of energy we use. We aim to minimise our environmental impacts in terms of pollution incidents and manage the demand on the water and wastewater networks.

### Regulation

In north west England, we met our compliance standards at wastewater treatment works serving 98.99 per cent of the population, a reduction from last year due to failures at three of our wastewater treatment works. Pollution incidents have fallen to 152 from 165 last year. The most serious, category one and two pollution incidents, reduced to nine from 23 last year. Convictions increased, with 11 prosecutions relating to wastewater resulting in fines of £137,300 in 2006, compared with £47,500 in 2005.

Last year, the annual report by the Drinking Water Inspectorate showed that the overall quality of drinking water in the north west had improved for the 12th year in succession. In 2006, drinking water compliance at customers' taps was 99.91 per cent (2005: 99.90 per cent).

Regional bacteriological compliance at wastewater treatment works has improved significantly, with the number of infringements reducing from 81 in 2003 to seven in 2006. This improvement was achieved through the implementation of operational best practice, improved plant maintenance, sampling changes and capital investment.

### Climate change

United Utilities is a major user of energy, using around 0.3 per cent of the UK's electricity supply, mainly to transport and treat water. In 2006/07 we used 1,121GWh of electricity.

From our assets and activities, we emit several greenhouse gases including carbon dioxide, methane and nitrous oxide. In 2005/06, these emissions were the equivalent to 0.49 million tonnes of carbon dioxide. A further 1.66 million tonnes were emitted by operations that we manage but do not own. Largely produced by losses from electricity distribution and by direct methane emissions from the gas network, these bring our overall carbon dioxide equivalent to a total of 2.15 million tonnes.

In 2006, we set up a carbon management forum to bring greater focus to our emissions management. The forum commissioned a six-month programme with the Carbon Trust to establish our carbon footprint and devise a mitigation plan.

We are the first UK water company to set out a £37 million action plan that will reduce our carbon dioxide emissions by a total of eight per cent on 2005/06 figures by 2012. The reduction is the equivalent of taking more than 9,000 cars off the road. We aim to reverse our trend of rising emissions and will buy almost a quarter of our energy from renewable sources for the next three years. This will cut our emissions by a further 17.6 per cent, although this offsetting is not included in our overall target.

We are taking steps to improve energy efficiency and introduce more sustainable sources of energy. In north west England we have 17 combined heat and power (CHP) plants fuelled by methane produced from wastewater treatment with plans to increase the number of CHP units to 23.

**Leakage**
In north west England, we have halved water leakage since 1995 and out-performed the rolling average target of 470 Ml per day for 2006/07 by achieving 468 Ml per day, meeting our agreed target with Ofwat. The sustained programme of investment in renewing ageing mains, supported by new technologies to help us detect leaks, should continue to reduce leakage for the year ahead.

We are spending £361 million on managing, maintaining and upgrading the water network and fixing leaks between 2005 and 2010. We are also working with the Environment Agency on a water efficiency campaign entitled 'Don't waste it, we all need it'. This involves advertising on local radio and features in the regional press to encourage everyone to consider how they currently use water and look for ways to use it wisely.

**Waste management**
The majority of our sludge is recycled to agricultural land or used for restoration and reclamation. However, the land bank available for sludge is reducing as tighter regulations come into force. We are therefore pursuing a mixed strategy which will involve recycling to land and thermal destruction with energy recovery where possible. This is to ensure that we can avoid landfill as a disposal route should the land bank reduce still further. In all, 68 per cent of wastewater sludge is now recycled to agricultural land, six per cent is used in restoration and reclamation and the remainder is incinerated.

**Land and rural issues**
Leighton Moss nature reserve, near Carnforth, is the first place in north west England to benefit from a project to relay cables underground for purely aesthetic reasons. This scheme forms part of United Utilities' £640 million investment programme to improve the electricity distribution system in north west England between 2005 and 2010. The complete programme of work includes areas in the Lake District National Park and Forest of Bowland, all of which will be completed by 2010.

**Workplace**
We are committed to training and developing our employees and we seek to involve them with open and regular communications about business developments. For further information see page 20.

**Health and safety**
We seek continual improvement in our health and safety performance. For further information on health and safety see page 20.

**Business continuity**
Business continuity in United Utilities is monitored and controlled by the Business Continuity Steering Group. The group reports to the ELT. Escalation paths exist from both line management and a 'Virtual Watch' team that monitors potential threats.

During 2006/07, the Business Continuity Policy was updated and crisis management capabilities and facilities enhanced. Initiatives included pandemic planning consistent with central government advice.

Investigations on communications resilience included early planning for implementation of '21st Century' data networks. United Utilities remains an active participant in UK emergency preparedness, chairing the Regional Utilities Resilience Forum, representing all utilities on the Regional Resilience Forum and participating in the Regional Civil Contingencies Committee
for north west England.

**Community impact**
We support community activity, investing company resources in partnerships and projects where we can share benefits with local communities.

Our support includes financial assistance as well as employee time and in-kind help. In 2006/07, we invested £3.1 million, around 0.5 per cent of our pre-tax profits.

**£3.1m**
**in support of community projects**
We support community activity, investing company resources in partnerships

**£37m**
**to reduce carbon dioxide emissions**
We are the first UK water company to set out a £37 million action plan

Our businesses have relationships with a wide range of community stakeholders, and most of our community investment is made through these links. We have revised our employee initiatives by offering community grants to employees who volunteer more than 80 hours a year of their own time.

Internationally, we continue to support programmes of local community involvement, with particular emphasis on water projects, young people and social welfare projects. For example, as part of our Sofiyska Voda contract in Bulgaria each year we host a water festival to educate children on water as a precious resource.

We also work in partnership on specific projects with Groundwork UK, WaterAid and the Royal Society for the Protection of Birds.

# Risk factors

**Cautionary statement regarding forward-looking statements**
Certain statements included or incorporated by reference within the annual report may constitute 'forward-looking statements'. Forward-looking statements are based on expectations, forecasts and assumptions by our management and involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated.

The board considers the following risks to be the principal ones that might affect the group's performance and results but cautions that the risks listed in this section do not address all the factors that could cause results to differ materially.

There may be additional risks that the group does not currently know of, or that are deemed immaterial based on either information currently available or the group's current assessment of the risk. The group's business, financial condition or results of operations could be materially affected by any of these risks, resulting in a decline in the trading price of the group's ordinary shares. The group operates an internal control system to evaluate and manage risks as described in the section 'Internal control' on page 49.

All the information supplied in the chairman's and chief executive's statements on pages 4 to 6 and the business review on pages 7 to 38 form part of the directors' report as incorporated by reference. Any liability for the information is restricted to the extent prescribed by the Companies Act 2006.

**Revenue of the group's regulated businesses is substantially influenced by regulators, which could adversely affect profitability**
The revenue and profitability of the group's water, wastewater and electricity distribution businesses (the regulated businesses) are substantially influenced by price limits established every five years by the respective regulators. Price reviews for the regulated businesses covering the five-year period commencing on 1 April 2005 were determined by the electricity regulator in November 2004 and by the water regulator in December 2004. The group has accepted both of these determinations and has not exercised its right to appeal against adverse price determinations to the Competition Commission.

An adverse price determination may occur as a result of a number of factors, including an inadequate allowed cost of capital or unrealistic regulatory assumptions concerning operating expenses, required capital expenditure and revenue forecasts.

Scope to re-open these price controls within the charging period is limited. In the case of the water and wastewater business, there are provisions for Interim Determinations of K ('IDoK') and the application of the 'shipwreck clause'.

There is no equivalent provision that allows for the re-opening of electricity distribution price limits. However, specific re-opening provisions have been made, with effect from 1 April 2005, in relation to uncertain costs associated with specified provisions of the Electricity Safety, Quality and Continuity Regulations 2002 (or amending/replacement regulations), the New Roads and Street Works Act 1991 and the Traffic Management Act 2004.

**Failure to deliver the capital investment programmes could adversely affect profitability**
United Utilities' regulated businesses require significant capital expenditure for additions to, or replacement of, plant and equipment for their water, wastewater and electricity distribution facilities and networks. The price limits set by the respective regulators take into account the level of capital expenditure expected to be incurred during the relevant five-year price review period and the associated funding costs.

Historically, the group has financed the expenditure from cashflows from operations and from debt financing. There can be no assurance that cashflows from operations will not decline, or that additional debt financing or other sources of capital will be available to meet these requirements.

If the group is unable to deliver the capital programme at expected expenditure levels, is unable to secure the expected capital efficiencies associated with the capital programme, the programme falls behind schedule for other reasons, or adverse legacy effects of earlier capital investment emerge, the group's profitability may suffer. The regulators may factor such failure into future price reviews. In addition, the group's ability to meet regulatory and environmental performance standards could be adversely affected by such failure, which may result in fines or other sanctions.

The group is currently in discussions with Ofwat and the Environment Agency in relation to the scope of works required in order to complete that part of its capital programme for the last charging period (i.e. 2000-05) which related to limiting pollution from stormwater overflows. These are referred to by the Environment Agency as 'Unsatisfactory Intermittent Discharges' ('UIDs').

This means that some of these works are being delayed until the required scope is determined. Once the cost of the scope of works is finally determined, it may be more than the amounts that have been allowed for by Ofwat in the 1999 and 2004 price reviews. In such cases the company will seek to process the resulting changes through Ofwat's protocol for dealing with changes to the regulatory contract (the 'change protocol').

In respect of those UIDs which were the subject of the company's 2003 interim determination, Ofwat has stated that additional costs of completing these works will be recoverable through future price reviews provided that they meet Ofwat's conditions for recovery under the change protocol. In respect of the UIDs which were not dealt with in the 2003 interim determination, Ofwat has given a similar confirmation in relation to those which the company considers present the greatest risk of significantly exceeding the costs assumed in the 1999 price review. The group cannot be certain, however, that all these additional costs will be recoverable on this basis and will not adversely affect its profitability or financial position.

**Failure to deliver operational performance or cost savings implicit in the regulatory reviews could adversely affect profitability**
Operating cost savings to be achieved during the current five-year regulatory period are implicit in the regulatory reviews. To assist the achievement of these operating cost savings, a business change programme is underway. If the operating cost savings were not achieved,

or the business change programme was not delivered, then the group's profitability would suffer. Similarly, if operational performance was to deteriorate, this may be reflected by less favourable outcomes from future price reviews and the group's profitability would suffer.

**Environmental regulations could increase the group's costs and adversely affect profitability**
Various government environmental protection and health and safety laws and regulations govern the water, wastewater and electricity distribution businesses. These laws and regulations establish, amongst other things, standards for drinking water, discharges into the environment and the quality of electricity supply, which affect the group's operations.

In addition, the group is required to obtain various environmental permissions from regulatory agencies for its operations. The group endeavours to comply with all regulatory standards. However, historically the group has not been in total compliance and cannot guarantee in the future that it will be in total compliance at all times with these laws and regulations. Should the group fail to comply, it would face fines imposed by the courts or otherwise face sanction by the regulators.

Environmental laws and regulations are complex and change frequently. These laws, and their enforcement, have tended to become more stringent over time. Whilst management believes it has taken into account the future capital and operating expenditures necessary to achieve and maintain compliance with current and known future changes in laws and regulations, it is possible that new or stricter standards could be imposed, or current interpretation of existing legislation could be amended, which will increase the group's operating costs by requiring changes or modifications to the assets in order to comply with environmental laws and regulations.

Although these costs may be recoverable in part through the regulatory process of setting appropriate future price limits, there can be no assurance of this. Therefore, the group cannot guarantee that the costs of complying with, or discharging its liabilities under, current and future environmental and health and safety laws will not adversely affect its profitability or financial position.

**Service interruptions or contamination of water supplies could adversely affect profitability**
In addition to the capital investment programmes, United Utilities' regulated businesses control and operate water, wastewater and electricity networks and undertake maintenance of the associated assets with the objective of providing a continuous service.

Historically, there have been interruptions to the supply of services. One example is the severe storm in January 2005 which damaged the electricity network supply to 250,000 customers in Cumbria and Lancashire. However, the majority of interruptions relate to minor issues that are rectified promptly.

During 2006/07, there were an unusually high number of interruptions in total, which led to a few long duration interruptions and a number of interruptions affecting a large number of customers. However there were no instances combining long duration and high numbers affected. Nevertheless, the failure of a key asset could cause a more significant interruption to the supply of services (in terms of duration or number of customers affected), which may have an adverse effect on the group's operating results or financial position.

Water supplies may be subject to contamination, including contamination from the development of naturally occurring compounds and pollution from man-made sources or third parties' actions. In the event that water supply is contaminated and the group is unable to substitute water supply from an uncontaminated water source, or to treat adequately the contaminated water source, the regulated business is required to provide a statutory minimum alternative water supply quantity within a stipulated period until piped supplies can be restored. The group could also be held liable for human exposure to hazardous substances in its water supplies or other environmental damage.

Although the group has continued to refine its contingency planning process, it is only possible to be reasonably, but not absolutely, certain that such measures will be effective in managing large-scale incidents to the satisfaction of its customers, regulators and the wider stakeholder community. Consequently, it is possible there may be an adverse effect on the group's operating results or financial position.

It is possible that some of the costs associated with service interruptions or contaminations may be partly recoverable through the shipwreck clause or future price reviews. The group maintains insurance policies in relation to legal liabilities likely to be associated with these risks, although there can be no assurance that all costs of any such claims would be covered or that coverage will continue to be available in the future.

**Non-recovery of customer debt could adversely affect profitability**
United Utilities North West manages the billing, cash collection and debt management activities for 3.2 million domestic and business wastewater and water customers. The Water Industry Act 1991 (as amended by the Water Industry Act 1999) prohibits the disconnection of a water supply for non-payment and the limiting of a supply with the intention of enforcing payment for certain premises including domestic dwellings.

Non-recovery of debt is therefore a risk to the group and may cause the group's profitability to suffer. However, allowance is made by the water regulator in the price limits at each price review for a proportion of debt deemed to be irrecoverable. In addition, the group can also request a re-setting of its price limits through an IDoK during a review period when costs or savings arising from changes in certain regulatory assumptions (including as to the level of non-recoverable debt) are material, although there can be no guarantee that an IDoK application will be successful. Although new and existing strategies continue to be implemented to reduce cash collection risks, including targeted summonsing, there can be no assurance that the group will not suffer losses from the group's inability to recover its debts fully.

**Rapid growth in the infrastructure management sector exposes the group to execution risk; conversely, slow growth could adversely affect profitability**
The infrastructure management business, United Utilities Contract Solutions, is expanding into new markets. The delivery of contracts, both existing and future,

will be achieved by exploiting the group's core infrastructure management skills. Overstretching these skills could lead to a loss of customers which, in turn, may cause profitability to suffer. Slower than expected expansion could also impact profitability.

**Pension scheme obligations may require the group to make additional contributions to the schemes which would reduce profitability**

The group participates in a number of pension schemes, principally in the UK. The principal schemes are funded defined benefit schemes and the assets of the schemes are held in trust funds independent of group finances.

The group increased contribution rates to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme in 2003/04 and the results of the full actuarial valuation resulted in further increases being required to the United Utilities Pension Scheme and the United Utilities Group of the Electricity Supply Pension Scheme from 1 April 2005.

A one-off lump sum contribution of £319.5 million was made on 31 March 2005. This contribution was calculated to equal the capitalised value of the group's funding obligations to the schemes for the next five years (based on the actuarial valuation as at 31 March 2004) and represents advance payment of employer contributions which would have been made to the schemes during that period.

The schemes had a combined surplus of £62.2 million as at 31 March 2007, compared with a surplus of £19.3 million at 31 March 2006.

However, the group continues to monitor the funding of the schemes and cannot guarantee that during the next three years further contributions will not be required to eliminate shortfalls in the schemes. This may adversely affect the financial position of the group.

Should long-term investment returns be lower than the rate assumed by the actuaries in their pension scheme valuations, or interest rates reduce further leading to a deficit, the profitability of the group may be further adversely affected and the group may be required to increase its contributions to eliminate an under-funding. Currently, anticipated future pensions contributions and a proportion of existing pension scheme deficits are recoverable through the price limits established by the regulators.

**Operating risk**

Managing the group's businesses is dependent upon the ability to process a large number of transactions efficiently and accurately. Operational risk and losses can result from: fraud; employee errors; supply chain disruption; failure to document transactions properly or to obtain proper internal authorisation; failure to comply with regulatory requirements and business principles; resource shortages; failure or under-performance of business processes or equipment; natural disasters; the failure of internal or external systems; or the actions or inactions of third parties.

Although the group has implemented risk controls and loss mitigation actions, and substantial resources are devoted to developing efficient procedures and to staff training, it is only possible to be reasonably, but not absolutely, certain that such procedures will be effective in controlling each of the operational risks faced by the group.

**Litigation**

NOSS Consortium ('NOSS'), of which North West Water International Limited ('NWWIL'), a wholly owned subsidiary of the company, is a member and the sole remaining active participant, is party to arbitration proceedings in Thailand in relation to a design and construction contract dated 1 November 1993 between NOSS and the Bangkok Metropolitan Administration ('BMA') to build a wastewater treatment plant and network in central Bangkok.

Following disagreements with the engineer and a dispute with the BMA, NOSS rescinded the contract and in November 1997 served a notice under Section 387 of the Thai Civil and Commercial Code on the BMA. In March 1998, NOSS terminated the contract and served notice of arbitration. NOSS has total claims against the BMA of approximately 6 billion Thai baht (approximately £83 million).

The BMA has counter-claimed for approximately 3.2 billion Thai baht (approximately £44 million). Arbitrators have been appointed by each party, but the arbitration process has stalled following the arbitrators' failure to agree on the appointment of a third arbitrator. NOSS will continue to monitor the situation, but presently no hearings are scheduled.

Save as stated above, neither the company nor any member of its group is, or has been, involved in any legal or arbitration proceedings nor, as far as the directors are aware, are any such proceedings pending or threatened by or against any member of the group which may have, or have had within the previous 12 months, a significant effect on the group's financial position.

The group is engaged in litigation in the ordinary course of its operations, such as contract disputes, disputes over easements/wayleaves and other similar property matters, bill collections, personal injury claims and workers' compensation claims. The company does not believe that such litigation, either individually or in aggregate, is material. The company maintains insurance and, to the extent that the amounts in dispute may not be covered by such insurance, maintains provisions in those situations where management deems it appropriate in accordance with International Financial Reporting Standards (IFRS).

# 2 Governance


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# Board of directors

1. **Tim Weller**
Chief financial officer
2. **Charlie Cornish**
Managing director, Utility Solutions
3. **Nick Salmon**
Non-executive director
4. **Sir Peter Middleton**
Deputy chairman, non-executive director
5. **Sir Richard Evans**
Chairman
6. **Philip Green**
Chief executive officer
7. **David Jones CBE**
Non-executive director
8. **Andrew Pinder CBE**
Non-executive director
9. **Paul Heiden**
Non-executive director
10. **Norman Broadhurst**
Non-executive director
11. **Dr Catherine Bell**
Non-executive director
12. **Paul Capell**
Managing director, Business Development

The business of the company is managed by the board of directors. There are no family relationships between any of the directors or senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of the persons referred to below was selected as a director or member of senior management.

**Executive directors**

Philip Green (age 54) – Chief executive officer
Philip Green was appointed as a director on 20 February 2006. In his most recent role before he joined the company, he led the container shipping company Royal P&O Nedlloyd through its successful listing in 2004 and subsequent agreed acquisition by AP Moller-Maersk A/S, delivering significant value for shareholders. On 10 May 2007, he joined the board of Lloyds TSB Bank plc as a non-executive director. He has also been a main board director and chief operating officer at the global information company Reuters Group PLC, and chief operating officer at DHL for Europe and Africa. He is a member of the London Business School Advisory Board and a trustee of the Philharmonia Trust.

Tim Weller (age 43) – Chief financial officer
Tim Weller joined the board as the chief financial officer on 1 August 2006. He was previously group finance director at RWE Thames Water plc and prior to that group finance director of Innogy Holdings plc from 2002 to 2004. He has been a partner at KPMG and director of financial control with the Granada group of companies and a non-executive director of Stanley Leisure Plc.

Charlie Cornish (age 47) – Managing director, Utility Solutions
Charlie Cornish is responsible for the delivery of all utility contracts in the business, both to the group's regulated businesses and to external clients. He joined the group in January 2004 and was formally appointed to the board on 27 January 2004. After graduating from Strathclyde University, he worked for British Aerospace, Plessey Telecommunications and Associated British Foods and also served as an executive director of NHS Trusts. In 1998, he joined the West of Scotland Water Authority as human resources director and was involved

with major change programmes. He went on to become its customer services director and later chief executive. He joined Thames Water in 2002 as global business performance director, working across Europe, Asia-Pacific and the Americas, eventually becoming chief operating officer with Thames Water UK and Ireland with responsibility for service delivery, including operations and capital programmes. He is chairman of Young Enterprise North West and was appointed to the board of Water UK in March 2006. He is a director of The Mersey Partnership, an organisation promoting the Liverpool City region.

**Paul Capell (age 50) – Managing director, Business Development**
Paul Capell joined United Utilities on 1 May 2007. He was previously a senior executive responsible for developing major industrial project capability at Veolia Water Solutions and Technologies and chairman of VWS Westgarth. Prior to that he was divisional managing director of the global contracting business Weir Techna. In 2005 he led the sale of the water and wastewater businesses of Weir Techna to Veolia. Paul Capell is a Fellow of the Institute of Mechanical Engineers and a chartered engineer.

**Non-executive directors**

Sir Richard Evans (age 64) – Chairman
Sir Richard Evans was appointed a non-executive director on 1 September 1997 and chairman in January 2001. In October 2006, he was appointed chairman of Samruk, the Kazakhstan state holding company. He started his career in the Military Aircraft Division of British Aircraft Corporation (BAC), joining the board of British Aerospace plc as marketing director in January 1987. In 1990 he became its chief executive. He was also a director of the Airbus company. He was appointed chairman of British Aerospace plc (now BAE Systems plc) in May 1998, a post from which he retired in July 2004 after more than 30 years with the company and its predecessors. He was also a non-executive director of NatWest plc from 1998 to 2000.

Dr Catherine Bell (age 56) – Non-executive director
Dr Catherine Bell was appointed a non-executive director on 19 March 2007. She is a former civil servant and was Acting Permanent Secretary at the Department for Trade and Industry from March to October 2005. Prior to that, she was the director general of the Corporate Services Group and the Competition and Markets Group overseeing employment law, competition and consumer policy, company law and corporate governance; and was previously the head of Competition and Utility Regulation. She is currently a non-executive director of the Civil Aviation Authority, Ensus Limited and Swiss Reinsurance GB plc.

Norman Broadhurst (age 65) – Chairman of the audit committee
Norman Broadhurst was appointed a non-executive director on 1 April 1999 and is chairman of the audit committee. He is currently chairman of Chloride Group plc, Freightliner Ltd and Cattles plc. He is also a non-executive director of Old Mutual plc. On 22 May 2006, he retired as a non-executive director from the board of Tomkins plc. He was group finance director of Railtrack plc from 1994 to 2000 and a non-executive director of Taylor Woodrow Plc from March 2000 to November 2003.

David Jones CBE (age 65) – Chairman of the remuneration committee
David Jones CBE was appointed as a non-executive director on 3 January 2005. He is currently chairman of UK Coal PLC and is also chairman of Teesside Power Ltd. He was the group chief executive of The National Grid Company plc from 1994 to 2001, taking National Grid to the stock market and leading it successfully through an extensive business transformation programme. Prior to that, he was chief executive of South Wales Electricity, having previously held senior engineering, commercial and management posts on the South Western and Midlands Electricity Boards.

Paul Heiden (age 50) – Non-executive director
Paul Heiden was appointed as a non-executive director on 5 October 2005. He has been the chief executive of FKI plc since 2003. From 1992, he held various senior management positions at Rolls-Royce plc prior to joining the board in 1997 as director of Industrial Businesses and being appointed group finance director in 1999. After qualifying as a chartered accountant at Peat Marwick Mitchell & Co, he worked in senior finance roles at Hanson PLC and Mercury Communications. He was a non-executive director of Bunzl plc from 1998 to 2005 and was a non-executive director of Filtrona plc from 2005 to 2006.

Sir Peter Middleton (age 73) – Deputy chairman and senior independent non-executive director
Sir Peter Middleton joined the board as a non-executive director in January 1994. He is chairman of Camelot Group plc, the operator of the National Lottery, chairman of the Barclays Group Asia Pacific Advisory Committee, chairman of the Centre for Effective Dispute Resolution, UK chairman of Marsh & McLennan companies, chairman of Marsh Ltd, chairman of Creative Sheffield, chancellor of the University of Sheffield and on the board of the US listed Russian company Mobile TeleSystems (MTS) OJSC. He is also a member of the advisory boards of Marsh McLennan companies, Three Delta, Financial Dynamics and Sistema and senior advisor to Fenchurch Advisory Partners. After National Service, he joined HM Treasury where he had a long and distinguished career spanning 30 years, ultimately ascending to become Permanent Secretary from 1983 to 1991. Sir Peter joined Barclays in 1991 as group deputy chairman and as executive chairman of BZW, became chairman of Barclays Capital following the reorganisation of BZW in October 1997 and was group chief executive from November 1998 until October 1999. He became group chairman of Barclays Bank PLC in April 1999 and retired in August 2004. He is a past chairman of the British Bankers' Association, and a former board member of the National Institute of Economic and Social Research.

Andrew Pinder CBE (age 60) – Non-executive director
Andrew Pinder was appointed a non-executive director on 1 September 2001. As the e-Envoy to the UK government from 2000 to 2004, he was responsible to the Prime Minister for the delivery of internet access to all British citizens and businesses. He is currently a senior executive of Entrust, a US-based security specialist, on whose board he sat from 2004 to 2006, and the senior independent non-executive director of Spring Group plc.

He is also a member of the Intel Global Advisory Board. In January 2006, he became chairman of Becta (British Educational Communications and Technology Agency), an agency of the Department for Education and Skills, which looks after information technology in schools and further education. Before his appointment as e-Envoy, he was a partner in a venture capital firm and carried out a number of management consultancy assignments for the British government. Previous executive leadership roles also include positions as the head of European operations and technology at Citibank, director of operations and technology at Prudential Corporation and as director of information technology at the Office of Inland Revenue.

Nick Salmon (age 54) – Non-executive director
Nick Salmon was appointed as a non-executive director on 4 April 2005. He has been the chief executive of Cookson Group plc since 2004. From 2001 to 2004, he was executive vice president of Alstom S.A., the global energy and transport infrastructure group. From 1997 to 2001 he was executive vice president of ABB Alstom Power and was chief executive of Babcock International Group PLC from 1993 to 1997. Prior to joining Babcock, he held senior management positions at GEC and GEC Alsthom in the UK and France, and previously spent 11 years with China Light & Power Company Limited in Hong Kong.

Nick Salmon will become the senior independent non-executive director when Sir Peter Middleton retires at the annual general meeting in July 2007.

**The executive leadership team**
**Philip Green,** Chief executive officer
**Martin Bradbury,** Chief information officer
**Paul Capell,** Managing director, Business Development
**Alison Clarke,** Human resources director
**Charlie Cornish,** Managing director, Utility Solutions
**Clive Elphick,** Managing director, Asset Management and Regulation
**Gaynor Kenyon,** Communications director
**Tim Weller,** Chief financial officer

The chief executive is responsible for executive management of the group and is assisted by the Executive Leadership Team (ELT). The ELT meets on a formal basis at least 12 times per year. The ELT consists of the executive directors, details of whom are given above, together with the following senior officers:

Martin Bradbury (age 51) – Chief information officer
Martin Bradbury was appointed to the new role of chief information officer on 11 May 2007 and will focus on developing the structure of the function and transformation to the new organisation structure. He was formerly chief operating officer for Scottish Water Solutions, a public-private partnership to upgrade Scotland's water infrastructure. He is a former trustee of WaterAid and a past chairman of Business in the Arts: North West. He took over as managing director of Contract Solutions following the death of Gordon Waters in December 2006, up to 30 April 2007.

Alison Clarke (age 40) – Human resources director
Alison Clarke joined the group on 21 May 2007. She was previously group international human resources director for global retailer AS Watson in Hong Kong. She has been human resources director at Hilton UK and at Whitbread Restaurants and has also worked for Ford Motor Company and Thames Water.

Clive Elphick (age 50) – Managing director, Asset Management and Regulation
Clive Elphick was appointed as managing director of Asset Management and Regulation on 8 March 2007. He is responsible for developing and delivering the group's asset management and price review strategy and for leading the group's regulatory relationships. He is also a non-executive director of the Department for Culture, Media and Sport and of the Northern Ireland Authority for Utility Regulation and is vice chair of the CBI in the north west of England. Clive Elphick has been an associate at Deloitte & Touche and has also worked at ICI and his experience includes a part-time secondment to the Cabinet Office.

Gaynor Kenyon (age 46) – Communications director
Gaynor Kenyon was appointed communications director on 22 May 2006. Gaynor joined the company from Scottish Power and has 18 years' experience in the energy industry, having previously been at Manweb until 1995. Initially leading Scottish Power's communications in the Manweb region, for the last three years she was the company's UK Government and Community Affairs Director. In this role, Gaynor was responsible for Scottish Power's political strategy in the Scottish Parliament, Welsh Assembly and Westminster and for the group's US and UK corporate responsibility strategy.

# Directors' report

### Principal activities
The company is the holding company of a group which owns and operates electricity distribution, water and wastewater assets and also manages infrastructure and business processes for its own and other businesses.

A fuller description of business activities is contained within the business review on pages 2 to 38. The principal subsidiary undertakings, associate and joint ventures of the company are shown in note 13 to the consolidated financial statements.

### Business review
The chairman's and chief executive's statements on pages 4 to 6 and the business review on pages 7 to 38 report on the group's activities during the year and on likely future developments. A summary of key performance indicators can be found on page 2. The directors, in preparing the business review, have not sought to comply with the ASB's 2006 Reporting Statement on operating and financial reviews. All the information supplied in the chairman's and chief executive's statements on pages 4 to 6 and the business review on pages 7 to 38 form part of the directors' report as incorporated by reference. Any liability for the information is restricted to the extent prescribed by the Companies Act 2006.

### The dividend for shareholders
The directors are recommending a final dividend of 30.30 pence for each ordinary share for the year ended 31 March 2007, resulting in a total for the year of 44.93 pence for each ordinary share. Subject to shareholders approving this recommendation at the annual general meeting, the dividend will be paid on 24 August 2007 to shareholders on the register at the close of business on 29 June 2007. United Utilities Employee Share Trust Limited has waived its rights to dividends in respect of its holding of 53,601 ordinary shares.

### The business for the annual general meeting
Details of the resolutions to be proposed at the 2007 annual general meeting are set out in the notice calling the meeting. There is also a full explanation of the resolutions in the leaflet containing the notice, enclosed with this report. In addition to the matters normally dealt with at the annual general meeting, resolutions will be put to shareholders to:

- increase the authorised share capital of the company;
- amend the articles of association of the company; and
- adopt the rules of the United Utilities PLC 2007 Matching Share Award Plan.

Full details of these resolutions can be found in the notice of meeting and the explanatory notes thereto.

### Employees
The company's policies on employee involvement and on persons with disabilities are contained within the business review on pages 20 and 21. The board encourages employees to own shares in the company. Details of employee share schemes are in the remuneration report on page 68.

### Financial instruments
The risk management objectives and policies of the company can be found in note 18 to the financial statements on page 98 and on pages 32 and 33.

### Directors and senior management
The names of the present directors and their biographical details are given on pages 40 to 42. The following also served during the year: Tom Drury, managing director of Vertex, who resigned his directorship on 27 March 2007 following the sale of Vertex to a consortium headed by Oak Hill Capital Partners; Jane Newell, non-executive director and Simon Batey, group finance director, who both stood down at the annual general meeting on 28 July 2006; and Gordon Waters, managing director of United Utilities Contract Solutions, who died on 24 December 2006.

Dr Catherine Bell was appointed as an additional non-executive director on 19 March 2007 and Paul Capell was appointed as managing director of Business Development on 1 May 2007.

### Reappointment of directors
Under the articles of association, a director appointed by the board to fill a casual vacancy must retire at the annual general meeting of the company next following such appointment. Tim Weller was appointed by the board on 1 August 2006, Dr Catherine Bell was appointed on 19 March 2007 and Paul Capell on 1 May 2007. Each of these directors is retiring and offering himself or herself for reappointment at the 2007 annual general meeting.

In addition, the articles of association provide that if, at the start of business on the date of the notice convening that annual general meeting, a director has served for a continuous period of nine years he must retire and may offer himself for reappointment. Sir Richard Evans and Sir Peter Middleton will both have completed over nine years' service at the date of notice. Sir Richard Evans is therefore retiring and is offering himself for reappointment at the 2007 annual general meeting. Sir Peter Middleton is standing down and will not seek reappointment at the annual general meeting.

The articles of association also state that a director must retire at the third annual general meeting following his or her last appointment. Charlie Cornish was last appointed at the annual general meeting held in 2004 and is therefore retiring and is offering himself for reappointment at the 2007 annual general meeting.

Under the articles of association, one third of the directors (excluding those seeking reappointment on other grounds) must retire by rotation at each annual general meeting. Andrew Pinder, the director determined by lot as required under the articles, was appointed at the annual general meeting in 2005 and retires and offers himself for reappointment.

### Executive leadership team
The names of the present members of the executive leadership team (ELT) and their biographical details are given on page 42. The members of the ELT together with the directors are regarded as 'persons discharging managerial responsibility' under the UK Listing Authority's Disclosure Rules.

The following also served as executive leadership team members during the year:

Ian Priestner, communications director, who left the company on 30 April 2006; Simon Batey, group finance director, who resigned on 28 July 2006; Gordon Waters, managing director of Contract Solutions, who died on 24 December 2006; Tom Drury, managing director of Vertex, who resigned his directorship on 27 March 2007; Tim Rayner, general counsel, who left the company on 31 March 2007; and Linda Booth, human resources director, who will be leaving the company on 31July 2007.

Paul Capell was appointed as managing director of Business Development on 1 May 2007. Martin Bradbury took up the role of chief information officer with effect from 11 May 2007, and Alison Clarke was appointed as human resources director on 21 May 2007.

**Directors' and officers' insurance**

The company maintains an appropriate level of directors' and officers' insurance whereby directors are indemnified against liabilities to third parties to the extent permitted by the Companies Act 1985 (as amended).

**Directors' interests in shares**

The directors and their immediate families had the following beneficial interests as at 31 March 2007 and as at 4 June 2007 in the company's ordinary shares and options to subscribe for shares. None of the directors or ELT members hold more than one per cent of the ordinary share capital of the company. Except as described below, none of the directors had any interest in any share capital of any other group company or in any debenture of any group company.

Interests in ordinary shares

The individual interests of the directors in ordinary shares are shown in table 9.

**Table 9:**

| | At 1 April 2006 or date of appointment if later* | At 31 March 2007 | At 4 June 2007 |
|---|---|---|---|
| Sir Richard Evans | 381 | **381** | 381 |
| Philip Green | 100,000 | **100,527** | 100,565 |
| Dr Catherine Bell* | – | **–** | – |
| Norman Broadhurst | 530 | **530** | 530 |
| Paul Capell* | n/a | **n/a** | – |
| Charlie Cornish | 321 | **10,383** | 10,421 |
| Paul Heiden | 1,852 | **1,852** | 1,852 |
| David Jones | – | **–** | – |
| Sir Peter Middleton | 7,115 | **7,115** | 7,115 |
| Andrew Pinder | 6,222 | **6,222** | 6,222 |
| Nick Salmon | – | **1,300** | 1,300 |
| Tim Weller* | 39,000 | **39,020** | 39,256 |

**Notes:**

- Each executive director is a member of the class of discretionary beneficiaries of the United Utilities Employee Share Trust and is therefore treated as having an interest in the 53,601 ordinary shares held by United Utilities Employee Share Trust Limited as trustee of the United Utilities Employee Share Trust at 31 March 2007. As at 4 June 2007, United Utilities Employee Share Trust Limited continued to hold 53,601 ordinary shares.
- Tim Weller was appointed as a director on 1 August 2006.
- Dr Catherine Bell was appointed as a non-executive director on 19 March 2007.
- Paul Capell was appointed as a director on 1 May 2007.

Interests in share options

The individual interests of the directors in share options are shown in table 10. Full detail of these arrangements can be found in the remuneration report on pages 63 to 66.

**Table 10:**

| | At 1 April 2006 or date of appointment if later* | At 31 March 2007 | At 4 June 2007 |
|---|---|---|---|
| Philip Green* | – | **106,371** | 106,371 |
| Charlie Cornish* | – | **50,022** | 50,022 |
| Tim Weller* | – | **41,484** | 41,484 |

**Notes:**

- Non-executive directors do not participate in the company's share option plans.
- Philip Green – options granted on 16 January 2007 under the terms of a long-term incentive scheme in which Mr Green is the sole participant. The original number of options awarded (100,000) is increased on each dividend payment date after 1 April 2006, accordingly a further 4,398 and 1,973 ordinary shares have been added to the award in respect of dividends already paid on 25 August 2006 and 12 February 2007. Provided Mr Green maintains his holding of 100,000 ordinary shares and remains in employment with the company throughout the next five years, these options, together with additional shares from notional reinvestment of dividends, will be capable of exercise by Mr Green at nil cost at the end of the five-year period, after the conclusion of the next regulatory reviews.
- Charlie Cornish – options granted on 16 March 2007 under the terms of a long-term incentive scheme under which Mr Cornish is the sole participant. The original number of options awarded (47,027) is increased on each dividend payment date after 1 April 2006, accordingly a further 2,068 and 927 ordinary shares have been added to the award in respect of dividends already paid on 25 August 2006 and 12 February 2007. The options will be capable of exercise by Mr Cornish at nil cost, subject to the satisfaction of certain performance targets by 31 December 2010 at the latest.
- Tim Weller – options granted on 14 February 2007 under the terms of a long-term incentive scheme in which Mr Weller is the sole participant. The original number of options awarded (39,000) is increased on each dividend payment date following Mr Weller's joining date of 1 July 2006. Accordingly, a further 1,715 and 769 ordinary shares have been added to the award in respect of dividends already paid on 25 August 2006 and 12 February 2007. Provided Mr Weller maintains his holding of 39,000 ordinary shares and remains in employment with the company throughout the next five years, these options, together
with additional shares from notional reinvestment of dividends, will be capable of exercise by Mr Weller at nil cost at the end of the five-year period, after the conclusion of the next regulatory reviews.

Contingent interests in the performance share plan

Details of directors' contingent interests in the performance share plan can be found in the remuneration report in table 24 on pages 59 and 60.

**Indemnities**

Throughout the year and as at the date of this report, the articles of association contained provisions for the benefit of directors, officers and employees of the group and its subsidiary and associated companies indemnifying them out of the assets of the company to the full extent allowed by law against liabilities incurred by them in the course of carrying out their duties.

Following recent changes in company law, the board will propose at the forthcoming annual general meeting that shareholders approve an amendment to the articles to make clear provision for the directors to participate in the approval of such indemnity arrangements, notwithstanding the fact that they may benefit from those arrangements. Any such indemnities would be implemented in compliance with the applicable limitations provided by company law. The changes to the articles do not permit the provision of an indemnity in favour of auditors, which reflects market practice.

#### Purchase of own shares

At the annual general meeting held on 28 July 2006, the company was authorised by shareholders to purchase, in the market, up to 87,557,542 of its own ordinary shares of £1 each. No shares were purchased pursuant to this authority during the year. This authority is normally renewable annually and approval will be sought from shareholders at the 2007 annual general meeting to renew the authority for one year.

#### Political and charitable donations

Charitable donations by the group in the year amounted to £3,080,070 (2005/06: £1,324,308). The group's policy is not to make any donations for political purposes. However, the Political Parties, Elections and Referendums Act 2000 requires certain types of expenditure on political events to be pre-approved by shareholders. At the 2005 annual general meeting, an authority was taken to cover such expenditure. Pursuant to that authority, in the year, the company incurred costs of £nil (2005/06: £22,499) as part of the process of talking to government at all levels. Resolutions to renew this authority for the company and its principal subsidiaries will be put to the 2008 annual general meeting.

#### Substantial shareholders and related party transactions

The company is not directly or indirectly owned or controlled by another corporation or by an individual or government and there are no arrangements the operation of which may, at a subsequent date, result in a change in control of the company.

At 4 June 2007, the directors were aware of the following notifiable beneficial interests of greater than three per cent in the company's issued ordinary share capital:

**Table 11:**

| Company | Date notified | No. of shares | % |
|---|---|---|---|
| Pictet ASSET Management S.A. | 20/03/2007 | 57,889,156 | 6.597 |

Holders of all ordinary shares, including those held through American Depository Shares, have the same voting rights.

Other than with respect to employment agreements and compensation arrangements, there is no material indebtedness owed to, or by, and there have been no material transactions between, the company and management during the company's two most recent financial years, nor are there presently proposed to be any such indebtedness or any material transactions, or any transactions that are unusual in their nature or conditions to which the company or any of its subsidiaries was or is a party and in which any director or executive officer, or five per cent shareholder, or any relative or spouse thereof or any associate of the company or any enterprise that directly or indirectly controls, is controlled by or is under common control with the company, had or is to have a direct or indirect material interest.

For details of related party transactions see note 27 to the consolidated financial statements on page 116.

#### Approach to technology development

The company is committed to using innovative, cost-effective and practical solutions for providing high quality services. It recognises the importance of ensuring that it properly focuses its investment in the development of technology, that it has the right skills to apply technology to achieve sustainable competitive advantage and that it continues to be alert to emerging technological opportunities.

#### Fulfilling social and environmental responsibilities

As described in the corporate responsibility review on pages 34 and 35, the company seeks to manage its total impact on society as a responsible corporate citizen. Full details are set out in the company's separate stakeholder report, which is an important part of the company's integrated approach to reporting on overall performance, together with the annual report and the website.

#### Creditor payment policy and practice

Neither the company nor the group follow any specific external code or standard on payment practice. Their policy is normally to pay suppliers according to terms of business agreed with them on entering into binding contracts and to keep to the payment terms providing the relevant goods or services have been supplied in accordance with the contracts. The group and the company had 23 days (2005/06: 45 days) and 99 days (2005/06: 100 days) respectively of purchases outstanding at the end of the financial year.

#### Events after the balance sheet date

Details of events after the balance sheet date are included in note 30 to the consolidated financial statements on page 118.

#### Information given to auditors

Each of the persons who is a director at the date of approval of this report confirms that:

(1) so far as the director is aware, there is no relevant audit information of which the company's auditors are unaware; and

(2) the director has taken all the steps that he/she ought to have taken as a director in order to make himself/herself aware of any relevant audit information and to establish that the company's auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s234ZA of the Companies Act 1985.

#### Independent auditors

The board is proposing to reappoint Deloitte & Touche LLP as auditors at the forthcoming annual general meeting.

Approved by the board on 4 June 2007 and signed on its behalf by

**Paul Davies**
**Secretary**

# Corporate governance report

## The Combined Code

United Utilities PLC is subject to the Combined Code on Corporate Governance 2003 (the 'Combined Code'). Throughout the year, the board has complied fully with the revised provisions of Section 1 of the Combined Code. This report, together with the remuneration report on pages 52 to 68, gives details of how the principles of the Combined Code have been applied.

### The board of directors

The board is scheduled to meet ten times each year with additional meetings called if required. Additionally, the board met during the year specifically to consider and develop the company's strategy and long-term plan. The board has a formal schedule of matters reserved to it, which ensures that it takes all major strategy, policy and investment decisions affecting the group. In addition, it is responsible for business planning and risk management and for the development of group policies in such areas as health and safety, directors' and senior managers' remuneration and on social, environmental and ethical issues. Attendance by individual directors at scheduled meetings of the board and its committees during the year ended 31 March 2007 is shown in table 12 and full biographical details of the directors can be found on pages 40 to 42.

The group's governance structure ensures that all decisions are made by the most appropriate people in such a way that the decision making process itself does not unnecessarily delay progress. The board has formally delegated specific responsibilities to board committees, including the audit (see page 49), remuneration (see page 53), nomination (see 'Appointments to the board' below), approvals and treasury committees. All board committees are provided with sufficient resources to undertake their duties.

The approvals committee considers and approves expenditure and investment proposals within limits delegated by the board. Its members are the executive directors and the company secretary. The treasury committee considers and approves borrowing, leasing, bonding and other banking facilities within limits set by the board. Its members are the chairman and the executive directors together with, for more significant or complex transactions, one other non-executive director.

The directors of subsidiary companies are legally responsible for those business entities. They are tasked with the delivery of the targets set within the budgets approved by the group board and for the implementation of group strategy and policy across their businesses. United Utilities Water PLC, for example, is a substantial business in its own right and its board includes two independent non-executive directors (Phillida Entwistle and Deborah Morton).

The chairman holds meetings with the non-executive directors without the executive directors present. Led by the senior independent director, the non-executive directors meet without the chairman present at least annually to appraise the chairman's performance. Directors have a right to ensure that any concerns they have which cannot be resolved, about the running of the company or a proposed action, are recorded in the board minutes. In addition, upon resignation a non-executive director is asked to provide a written statement addressed to the chairman, for circulation to the board, if they have any such concerns.

The company maintains an appropriate level of directors' and officers' insurance.

### Chairman and chief executive

Separate individuals have been appointed to the positions of chairman and chief executive. The board has agreed clearly defined responsibilities for the roles and has adopted a set of guiding principles to govern the relationship between them. The chairman is primarily responsible for the working of the board and for ensuring that the non-executive directors are fully engaged in their role and that they provide an effective contribution to the board and the management of the company. The chairman and non-executive directors meet informally before scheduled board meetings. The chief executive is responsible for running the group's business and for implementing board strategy and policy.

### Board balance and independence

The board aims to maintain a balance of executive and non-executive directors and, at the date of adoption of this statement, comprises the non-executive chairman, four executive directors and seven non-executive directors determined by the board to be independent in accordance with the Combined Code. The Combined Code does not regard the chairman as being independent in view of his unique role in corporate governance, although Sir Richard Evans was independent upon first appointment.

Taking into account the provisions of the Combined Code, the board has determined that all of the non-executive directors are independent and free from any business or other relationship which could compromise their independent judgement. In particular, the board has determined that Sir Peter Middleton remains independent, notwithstanding that he has served on the board for more than nine years. In making this determination, the board took into account Sir Peter's breadth of experience, his financial independence and his other business interests. It also confirmed its view that Norman Broadhurst is independent notwithstanding a close family tie with one of the company's advisers, his daughter being a tax partner in Deloitte & Touche's Birmingham office, because Deloitte & Touche have confirmed in writing to the company that she had not, and would not, be involved with the United Utilities account in any way.

### Senior independent director

Sir Peter Middleton has been appointed as senior independent director. The senior independent director is available to shareholders if they have concerns which contact through the normal channels has failed to resolve or for which such contact is inappropriate. The terms of reference for the senior independent director are available on the company's website and include the authority: to call a meeting of the non-executive directors if, in his opinion, it is necessary; to lead a meeting of the non-executive directors without the chairman present at least annually to appraise the chairman's performance; and to attend sufficient meetings with a range of major shareholders to listen to their views in order to help develop a balanced understanding of their issues and concerns.

### Appointments to the board

The board has constituted a nomination committee which meets at least once each year and otherwise as required. The committee considers and makes recommendations to the board on the composition, balance and membership of the board.

Table 12: Attendance by individual directors at scheduled meetings of the board in the year ended 31 March 2007

| | Board | | Audit | | Nomination | | Remuneration | |
|---|---|---|---|---|---|---|---|---|
| | Possible | Actual | Possible | Actual | Possible | Actual | Possible | Actual |
| Philip Green | 10 | 10 | n/a | n/a | 2 | 2 | n/a | n/a |
| Simon Batey | 4 | 4 | n/a | n/a | n/a | n/a | n/a | n/a |
| Charlie Cornish | 10 | 10 | n/a | n/a | n/a | n/a | n/a | n/a |
| Tom Drury | 10 | 10 | n/a | n/a | n/a | n/a | n/a | n/a |
| Gordon Waters | 7 | 7 | n/a | n/a | n/a | n/a | n/a | n/a |
| Tim Weller | 6 | 6 | n/a | n/a | n/a | n/a | n/a | n/a |
| Sir Richard Evans | 10 | 10 | n/a | n/a | 2 | 2 | n/a | n/a |
| Dr Catherine Bell | 1 | 1 | 0 | 0 | n/a | n/a | n/a | n/a |
| Norman Broadhurst | 10 | 10 | 5 | 5 | 2 | 2 | 4 | 4 |
| Paul Heiden | 10 | 8 | 5 | 5 | 1 | 0 | 4 | 4 |
| David Jones | 10 | 10 | 5 | 5 | 2 | 2 | 6 | 6 |
| Sir Peter Middleton | 10 | 7 | 5 | 3 | 2 | 1 | 4 | 3 |
| Jane Newell | 4 | 4 | 2 | 1 | 1 | 1 | 3 | 3 |
| Andrew Pinder | 10 | 9 | 1 | 0 | 2 | 1 | 6 | 5 |
| Nick Salmon | 10 | 10 | 3 | 2 | 2 | 2 | 6 | 6 |

**Notes:**
- Simon Batey and Jane Newell retired on 28 July 2006.
- Tim Weller was appointed as a director on 1 August 2006.
- Gordon Waters died on 24 December 2006.
- Tom Drury resigned his directorship on 27 March 2007 following the disposal of Vertex.
- Dr Catherine Bell was appointed as a non-executive director on 19 March 2007.

Its members are the non-executive directors, including the chairman (who is also chairman of the committee, although the chairman will not chair the committee when the committee deals with the appointment of a successor to the chairmanship) together with the chief executive. As such, the majority of the members of the committee are non-executive directors determined by the board to be independent in accordance with the Combined Code. The nomination committee's terms of reference are available to shareholders on request and are also available on the company's website. The nomination committee evaluates the balance of skills, knowledge and experience on the board and, in the light of this evaluation, prepares a description of the roles and capabilities required for a particular appointment.

The nomination committee leads the process for board appointments and makes recommendations to the board about filling vacancies on the board, appointing additional persons to the board and the re-election by shareholders of any director under the retirement by rotation provisions in the company's articles of association. The committee considers and makes recommendations to the board from time to time on the board's composition and balance. During the year, the committee prepared a description of the roles and capabilities required for the appointment of an executive and a non-executive director, engaged the services of Whitehead Mann and made recommendations to the board as part of the final selection process which led to the appointments of Tim Weller as chief financial officer and Dr Catherine Bell as a non-executive director.

The letters of appointment of non-executive directors are made available for inspection and are available on the company's website. They set out the expected time commitment and non-executive directors undertake that they will have sufficient time to meet what is expected of them. Non-executive directors' other significant commitments are disclosed to the board before appointment, with the board being notified of any subsequent changes.

The board's policy is that no full-time executive director should take on more than one non-executive directorship of a FTSE 100 company or the chairmanship of such a company.

Information and professional development

The chairman is responsible for ensuring directors receive comprehensive information on a regular basis to enable them to perform their duties properly.

Board papers are normally distributed five or so days in advance of scheduled board meetings to enable directors to obtain a thorough understanding of the matters to be discussed, and seek clarification if required.

The board has established a governance framework which encourages all directors to bring an independent judgement to bear on issues of strategy, performance and resources, including key appointments and standards of conduct.

New directors receive appropriate induction on joining the board, typically including meeting with members of the senior management team and visits to operational sites. Major shareholders are invited to meet with new non-executive directors. As part of this, major shareholders will have the opportunity to meet Dr Catherine Bell, as a new non-executive director, at the annual general meeting in July.

All directors have access to the advice and services of the company secretary, who is responsible to the board for ensuring that board procedures are complied with. The appointment and removal of the company secretary are matters for the board as a whole.

The board has adopted a protocol under which directors have access, through the company secretary, to independent professional advice at the company's expense where they judge it necessary to discharge their responsibilities as directors. All board committees are provided with sufficient resources to undertake their duties.

### Performance evaluation

During the year, the board conducted an evaluation of its own performance and that of its committees and individual directors. The process involved the completion by each director of a confidential questionnaire in a form consistent with last year's and which was modelled on the Chairmen's Guide to the Board Performance Review published by the Chairmen's Forum and is consistent with guidance published by the Institute of Chartered Secretaries and Administrators. Each director was required to score the board's performance on 64 issues, such as contribution to strategy, risk management, financial and operational reporting, board committees, matters reserved for the board, communication, company and board advisers, relations with the group's regulators and board procedures.

In addition, the members of the audit, nomination and remuneration committees completed additional confidential questionnaires about the functioning of those committees, as did those managers and advisers who deal with those committees frequently. For example, in the case of the audit committee, the auditors and the group audit manager each completed confidential questionnaires about the audit committee.

The company secretary analysed the completed questionnaires and summarised the findings in a report for the chairman, which highlighted and prioritised the key areas of feedback and provided a comparison with the previous year's evaluation. The chairman subsequently conducted one-to-one discussions with each of the board members based on the summary report, after which the chairman reported back to the whole board on the evaluation process. The board has developed a plan to improve succession planning, the management of external financial advisers and the quality and frequency of board reports on regulatory and political issues.

The responses to the questionnaires demonstrated a high degree of consistency and the evaluation process affirmed the board's confidence in the group's system of corporate governance.

The chief executive conducts annual appraisals with executive directors and has regular one-to-one discussions about their performance with them, as does the chairman with the chief executive.

### Reappointment of directors

The board initially appoints all new directors, upon the recommendation of the nomination committee and following an appropriate recruitment process. Following the appointment of a new director, he or she is required to retire and seek appointment at the next annual general meeting. The company's articles of association include provisions requiring one third of all directors to retire and seek reappointment at each annual general meeting, and ensuring that no director serves for more than three years without retiring and being proposed for reappointment at an annual general meeting. Biographical details of directors being submitted for appointment or reappointment are set out in the notes accompanying the relevant notice of meeting.

Non-executive directors are appointed for specified terms subject to reappointment under the company's articles of association and to Companies Acts' provisions relating to the removal of a director. The board explains to shareholders, in the papers accompanying a resolution to elect a non-executive director, why they believe that that non-executive director should be elected. The chairman will confirm to shareholders when proposing reappointment that, following formal performance evaluation, the individual's performance continues to be effective and that they demonstrate commitment to the role. Any term beyond six years for a non-executive director will be subject to particularly rigorous review, and will take into account the need for progressive refreshing of the board. Any non-executive director serving longer than nine years will be subject to annual reappointment.

### Financial reporting

In presenting the annual and interim financial statements and similar significant publications, the directors aim to present a balanced and understandable assessment of the group's position and prospects. The company produces a UK compliant annual report in June each year. Shareholders who elect to receive a summary financial statement will also receive a stakeholder report which summarises the most important features of the group's activity during the year.

The directors have adopted the going concern basis in preparing these financial statements. This is based upon a review of the group's budget for 2007/08, the five-year business plan and investment programme, together with the cash and committed borrowing facilities available to the group. The board also took into account potential contingent liabilities and other risk factors as interpreted by the 'Guidance on Going Concern and Financial Reporting for Directors of Listed Companies registered in the United Kingdom', published in November 1994.

### Statement of directors' responsibilities

The directors are responsible for preparing the annual report, directors' remuneration report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. The directors are required by the IAS Regulation to prepare the group financial statements under International Financial Reporting Standards (IFRSs) as adopted by the European Union and have also elected to prepare the parent company financial statements in accordance with IFRSs as adopted by the European Union. The financial statements are also required by law to be properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.

International Accounting Standard 1 requires that financial statements present fairly for each financial year the company's financial position, financial performance and cashflows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards

Board's 'Framework for the preparation and presentation of financial statements'. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable IFRSs. However, directors are also required to:

- select and apply accounting policies properly;
- present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
- provide additional disclosures when compliance with the specific requirements in IFRSs is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Internal control

The board is responsible for the group's system of internal controls and for reviewing its effectiveness. Throughout the year under review and up to the date of this report, the board has operated procedures meeting the requirements of the Combined Code relating to internal control as set out in the September 1999 guidance 'Internal Control Guidance for Directors on the Combined Code' published by the Institute of Chartered Accountants in England and Wales. Each year the board reviews all controls, including financial, operational and compliance controls and risk management procedures. The internal control system is designed to manage, rather than to eliminate, the risk of failure to achieve the company's business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss.

The key features of the internal control system are:

- a control environment with clearly defined organisation structures operating within a framework of policies and procedures covering every aspect of the business;
- comprehensive business planning, risk assessment and financial reporting procedures, including the annual preparation of detailed operational budgets for the year ahead and projections for subsequent years;
- a monthly board review of financial and non-financial performance to assess progress towards objectives;
- monthly meetings prior to each board meeting of the executive leadership team, a forum in which the executive directors, the managing directors of the group's businesses, the group functional directors and the company secretary exchange information and discuss strategic and operational issues which are of group-wide importance;
- regular monitoring of risks and control systems throughout the year by the operating businesses, supported by the use of risks and issues databases;
- a self-certification process whereby the operating businesses are required to confirm that the system of internal control is operating effectively;
- an internal audit function to provide independent scrutiny of internal control systems and risk management procedures;
- a quarterly review of group-wide risks by the executive leadership team, a forum in which the executive directors, the group functional directors and the company secretary scrutinise key risks, mitigating actions and controls;
- an annual risk assessment exercise involving self-assessment by management of all business risks in terms of impact, likelihood and control strength and an objective challenge of that assessment by the internal audit team;
- health and safety performance reviews carried out by our in-house safety professionals in addition to the normal health and safety risk assessment and management processes carried out within each of the operating businesses;
- centralised treasury operations operating within defined limits and subject to regular reporting requirements and internal audit reviews; and
- established procedures, set out in a group internal control manual, for planning, approving and monitoring major capital expenditure, major projects and the development of new business which includes short and long-term budgets, risk evaluation, detailed appraisal and review procedures, defined authority levels and post-investment performance reviews.

The audit committee and the auditors

The audit committee's members are Norman Broadhurst (chairman), Dr Catherine Bell, Paul Heiden, David Jones and Sir Peter Middleton. They are all non-executive directors who are determined in accordance with UK corporate governance rules to be independent. The board is satisfied that Norman Broadhurst has recent and relevant financial experience. The committee met five times in the year to 31 March 2007. The terms of reference of the audit committee are available to shareholders on request and are also available on the company's website.

The committee has primary responsibility for making a recommendation to the board, for consideration by shareholders in general meeting, of resolutions on the appointment, reappointment and removal of the external auditor. The committee also keeps under review the scope, results and effectiveness of the audit, and the independence and objectivity of the auditor. The committee has established policies and procedures to pre-approve the engagement of the auditor to provide any audit or non-audit services and keeps the nature and extent of non-audit services under review.

The board has decided that if it does not accept the audit committee's recommendation in respect of the position of the external auditor, it should include in the annual report, and in any papers recommending appointment or reappointment, a statement from the audit committee explaining the recommendation and should set out reasons why the board has taken a different position.

The audit committee reviews the half-year and annual financial statements and any formal announcements relating to financial performance before submission to the board, reviews periodically the scope, remit and effectiveness of the internal audit function and the effectiveness of the group's internal control system.

The audit committee reviews, at least annually, arrangements by which staff may, in confidence, raise concerns about possible improprieties in matters of financial reporting or other matters. The board has a disclosure policy which provides a confidential mailbox for employees who want to report any concerns which they may have. The committee's objective is to ensure that arrangements are in place for the proportionate and independent investigation of such matters and for appropriate follow-up action.

Fees

Audit and audit-related services are pre-approved annually by the audit committee. Audit-related services generally are highly correlated with the role of independent auditors. Such services include assurance on non-statutory information, assurance work carried out in connection with reporting to a statutory regulator, analysis and interpretation of accounting principles and their application, support for debt issues and similar transactions, and other services that have a bearing on the group's financial statements on which the external auditors provide their opinion.

Non-audit services are allowed under the procurement of audit and non-audit services' policy and do not affect the independence of the external auditors, but do require the pre-approval of the audit committee prior to the engagement. Specific approval may be delegated to a designated member of the audit committee, with such approvals to be reported at the next audit committee meeting. In granting such approval, the designated member of the audit committee is required to consider the cumulative proportion of fees paid for such work compared with the statutory audit fees. In the financial year 2006/07, all services were pre-approved by the audit committee.

The group also maintains a list of prohibited services that cannot be provided by the group's auditors as they are considered by statute or in the group's opinion to be incompatible with the role of the independent auditor.

The fees paid or payable to the auditors in the year under review are set out in table 13.

**Table 13: Fees to Deloitte & Touche LLP**

| Year ended 31 March | 2007 £'000 | 2006 £'000 |
|---|---|---|
| Audit services: | | |
| Statutory audit | **1,179** | 912 |
| Audit-related regulatory reporting[1] | **2,463** | 687 |
| Further assurance services: | | |
| Compliance services[2] | **850** | 850 |
| Advisory services[3] | **100** | 15 |
| Total | **4,592** | 2,464 |

**Notes:**

(1) Audit-related regulatory reporting fees are fees billed for work on regulatory returns and assurance work reasonably related to the statutory audit, including due diligence and assurance work, work associated with raising debt and equity finance and securities filing work.

(2) Compliance services fees mainly relate to transaction support.

(3) Advisory services fees are fees incurred for tax compliance, tax advice and related tax work.

In addition to the above, fees relating to joint ventures of the group were paid to Deloitte & Touche LLP in 2007 totalling £41,900 (2005/06 : £52,400).

Dialogue with institutional shareholders

There is a programme of investor meetings and presentations which take place throughout the year, both in the UK and overseas. During the year, the board met or offered to meet with 87 different funds, representing 38 per cent of the company's issued share capital. This, together with regular announcements of significant events affecting the group and frequent updates on current trading, emphasises the board's commitment to keeping the company's equity and debt investors informed of developments affecting the group. The board regards this programme as important continually to improve investors' awareness of the business and for the board to maintain an understanding of investors' priorities.

All members of the board, and in particular the non-executive directors, are informed of the views of major shareholders about their company through an annual survey of shareholder opinion produced for the company by Makinson Cowell. Non-executive directors have the opportunity to attend meetings with major shareholders and would attend them if requested by major shareholders.

Constructive use of the annual general meeting

The board encourages shareholders to exercise their right to vote at the annual general meeting. The notice calling the meeting and related papers are sent to shareholders at least 20 working days before the meeting.

At annual general meetings, voting on all resolutions takes place by means of a poll which ensures that all shareholders' votes are taken into account, whether lodged in person at the meeting, or by proxy. The poll vote is scrutinised by Lloyds TSB Registrars and the results are released to the Stock Exchange and posted on the company's website the next business day. Separate resolutions are proposed on each substantially separate issue and the company always proposes a resolution at the annual general meeting relating to the report and accounts. For each resolution, proxy appointment forms provide shareholders with the option to direct their proxy to vote either for or against the resolution or to withhold their vote. The proxy form and any announcement of the results of a vote will make it clear that a 'vote withheld' is not a vote in law and will not be counted in the calculation of the proportion of votes for and against the resolution. Presentations are made on the progress and performance of the business prior to the formal business of the meeting.

Shareholders are encouraged to participate through a question and answer session and individual directors or, where appropriate, the chairman of the relevant committee, respond to those questions directly. Normally, the chairmen of the audit, nomination and remuneration committees will be available at the annual general meeting to answer questions relevant to the work of those committees. All directors normally attend the annual general meeting.

The interim report, the annual report, the stakeholder report and summary financial statement remain the primary means the board has of communicating during the year with all of the company's shareholders. However, the board recognises the importance of the internet as a means of communicating widely, quickly and cost-effectively. A lot of information about the company is available on its website. Financial news releases are made available on the site at the same time as being released through other news channels and anyone with an email address can register free of charge to receive an email alert upon the posting of each new release.

**Approach to reward**
The group aims to ensure that its remuneration arrangements attract and keep people of the right calibre in order to achieve corporate success and to enhance shareholder value. Its overall approach is to attract, develop, motivate and keep talented people at all levels, pay competitive salaries and benefits to its staff and encourage its staff to hold shares in the company. When pay levels are set, account is taken of the work that an employee does and what is paid in other companies for that work. The company seeks to reward its people fairly and give them the opportunity to increase earnings by linking pay to achieving business and individual performance targets.

**Aggregate remuneration**
During the year, the aggregate remuneration paid to all directors was £5,536,159 (2005/06: £4,376,580). This includes salaries, annual bonuses earned and accrued in the year ended 31 March 2007 but paid after the year end, the value of long-term incentives earned for the period ended 31 March 2006 and paid during the year and benefits in kind.

**Non-executive directors (including the chairman)**
A committee of the board decides the remuneration of the non-executive directors (other than the chairman). Its members are the chairman (Sir Richard Evans) and the executive directors, Philip Green, Simon Batey (to 28 July 2006), Charlie Cornish, Tom Drury (to 27 March 2007), Gordon Waters (to 24 December 2006) and Tim Weller (from 1 August 2006). The committee may take independent advice. It is also advised by the group's human resources director. The committee met once during the year to review the fees paid to non-executive directors. The remuneration committee decides the remuneration of the chairman.

**Terms of appointment**
Non-executive directors' appointments are for an initial period of three years. They are subject to reappointment at the first annual general meeting after their initial appointment and at an annual general meeting at least every three years thereafter if they are to be reappointed. After nine years in office a non-executive director is required to seek reappointment each year at the annual general meeting. They do not have contracts of service. In the event of early termination, for whatever reason, they are not entitled to compensation.

Non-executive directors' letters of appointment can be inspected at the company's registered office and on the company's website at www.unitedutilities.com. The letters set out the expected time commitment and non-executives agree to devote sufficient time to meet what is expected of them. Table 14 summarises the terms of appointment for each non-executive director.

**Policy statement on non-executive directors' remuneration**
The company's policy is to pay annual fees that reflect the responsibilities placed upon the non-executive directors. Fees are reviewed each year when account is taken of the level of fees paid in companies of similar size and complexity. There are separate annual fees for the chairman, deputy chairman and the other non-executive directors. Additional fees are paid to the chairmen of the audit committee (Norman Broadhurst) and remuneration committee (David Jones). Non-executive directors do not participate in any annual bonus or incentive plan, the pension scheme, healthcare arrangements, the company's long-term incentive plans or employee share schemes. The company repays the reasonable expenses non-executive directors incur in carrying out their duties as directors.

**Non-executive directors' remuneration**
Non-executive directors' fees were increased on 1 September 2006. The base fee is £50,000 a year (2005: £47,250). The annual fee paid to Sir Peter Middleton, deputy chairman, is £90,000 (2005: £84,000). The additional fees paid to the chairmen of the audit and remuneration committees are £10,000 a year.

The chairman's fee increased to £220,000 a year (2005: £210,000). The next review of non-executive directors' fees will be in September 2007. Non-executive directors' remuneration for the year ended 31 March 2007 is set out in table 15.

**Table 14: Non-executive directors' terms of appointment**

| | Date first appointed to board | Date of last appointment AGM in | Reappoint no later than AGM in | Notice period | Compensation upon early termination |
|---|---|---|---|---|---|
| Sir Richard Evans | 01.09.1997 | 2004 | 2007 | None | None |
| Sir Peter Middleton | 01.01.1994 | 2006 | 2007 | None | None |
| Dr Catherine Bell | 19.03.2007 | n/a | 2007 | None | None |
| Norman Broadhurst | 01.04.1999 | 2005 | 2008 | None | None |
| Paul Heiden | 05.10.2005 | 2006 | 2009 | None | None |
| David Jones | 03.01.2005 | 2005 | 2008 | None | None |
| Jane Newell | 01.09.1996 | 2003 | n/a | None | None |
| Andrew Pinder | 01.09.2001 | 2005 | 2008 | None | None |
| Nick Salmon | 04.04.2005 | 2005 | 2008 | None | None |

**Notes:**

- Jane Newell resigned from the board at the AGM on 28 July 2006.
- Sir Peter Middleton will not be standing for re-election at the 2007 AGM.

**Table 15: Non-executive directors' fees (audited information)**

| | Total fees | |
|---|---|---|
| | 2007 £'000 | 2006 £'000 |
| Sir Richard Evans | 215.8 | 205.0 |
| Dr Catherine Bell | 1.7 | - |
| Norman Broadhurst | 58.9 | 56.3 |
| Paul Heiden | 48.9 | 23.1 |
| David Jones | 57.8 | 51.4 |
| Sir Peter Middleton | 87.5 | 82.3 |
| Jane Newell | 15.4 | 46.3 |
| Andrew Pinder | 48.9 | 93.8 |
| Nick Salmon | 48.9 | 45.9 |
| John Seed | – | 17.2 |
| Total | 583.8 | 621.3 |

**Notes:**

- Nick Salmon was appointed to the board on 4 April 2005.
- Paul Heiden was appointed to the board on 5 October 2005.
- Dr Catherine Bell was appointed to the board on 19 March 2007.
- John Seed resigned from the board on 29 July 2005.
- Jane Newell resigned from the board on 28 July 2006.
- Between August 2004 and March 2006, Andrew Pinder received additional fees in his capacity as a non-executive director of Vertex Data Science Limited. During the year to 31 March 2006, fees of £47,500 became due. These are included in the 2006 figures above. He resigned as a director of Vertex Data Science Limited on 31 March 2006.

## Executive directors

### The remuneration committee

The remuneration committee makes recommendations to the board on the group's framework of executive remuneration and its cost. It approves, on the board's behalf, the general recruitment terms, remuneration benefits, employment conditions and severance terms for executive management. It decides the specific recruitment terms, remuneration benefits, employment conditions, pension rights, compensation payments and severance terms for the executive board directors and other directors who form the executive leadership team.

The committee's members are David Jones, Andrew Pinder and Nick Salmon. All are non-executive directors determined by the board to be independent in accordance with the Combined Code. The committee's members have no personal financial interest in the company other than as shareholders and the fees paid to them as non-executive directors. They have no conflicts of interest arising from cross-directorships and are not involved in the day to day running of the group's businesses. Jane Newell was a member of the committee until 28 July 2006. Norman Broadhurst, Paul Heiden and Sir Peter Middleton were members until 31 October 2006. Sir Richard Evans attends meetings but is not a member of the committee. The committee's terms of reference are available to shareholders on request and are on the company's website at www.unitedutilities.com.

The committee has retained New Bridge Street Consultants LLP to advise it on executive remuneration. They also advise the company on the remuneration of a limited number of senior executive managers whose specific terms of employment do not fall within the remit of the remuneration committee. This is to ensure consistency in the application of the board's policies on executive remuneration and the general terms of employment approved by the remuneration committee. Mercer Human Resource Consulting advise the committee on pensions matters. They are also the actuaries to one of the company's pension schemes (United Utilities Pension Scheme) and advise the company on matters relating to its operation. Eversheds LLP provide legal advice on the operation of the group's share incentive and share option plans, including drafting the rules and advising on their interpretation and may advise on individual termination arrangements. They also provide general legal advice to the group.

The committee is assisted by the chief executive, who is consulted on proposals relating to the remuneration of the other executive directors and senior executives and by the group's human resources director. They and the company secretary, attend meetings except when the committee discusses matters relating to their own remuneration. The committee can and does also seek advice directly from other specialist staff within the group.

The committee follows the principles of good governance and the code of best practice. It met six times in the year ended 31 March 2007. Individual attendance at the meetings is stated in the corporate governance report in table 12 on page 47. During the year, matters considered by the committee included:

- the 2006 salary review for executive directors and other senior executives;
- awards payable under the 2005/06 annual bonus plan and the measures and targets for the 2006/07 plan;
- the size of and performance conditions to apply to the 2006/07 grant of awards under the performance share plan and its equivalent for overseas participants, the international plan, monitoring ongoing performance against the conditions applying to previous grants and the vesting of the 2003/04 awards;
- pension provision for executives;
- monitoring of executive shareholdings against target;
- the terms of appointment and departure of executive directors and other senior executives;
- revisions to share plans to take account of age discrimination legislation; and
- the form and content of the remuneration report in light of developments in stakeholder views and evolving best practice on disclosure.

The committee also reviewed the incentive arrangements for executive directors and members of the executive leadership team. Details of revised annual bonus arrangements, proposed changes to be made in 2007/08 to the level of performance share plan awards for executive directors and the total shareholder return performance measure and the proposed introduction of a matching share award plan are given later in this report. The proposed introduction of a matching share award plan is subject to shareholder approval at the annual general meeting on 27 July 2007. During the year matched investment awards were made to Philip Green and Tim Weller and a special long-term incentive award was granted to Charlie Cornish. Details of the awards made to Tim Weller and Charlie Cornish are given later in this report. Philip Green's award was made on the basis disclosed in last year's report.

The board accepted the committee's recommendations without amendment. The chairman of the board ensures the company talks to its major shareholders, when appropriate, about matters relating to remuneration.

**Policy statement on executive directors' remuneration**

The board's policy for executive directors' and senior executives' remuneration is to:

- pay a basic salary which compares with other companies of comparable size and complexity;
- use short and long-term incentives to encourage executives to out-perform key targets, thereby linking their rewards to the interests of shareholders and other stakeholders and giving them the opportunity to increase their earnings;
- encourage executives to hold shares in the company; and
- overall, reward executives fairly and responsibly for their contribution to the group's short and long-term performance and avoid paying more than is necessary for achieving this objective.

In deciding the executive directors' total remuneration package and individual elements of it, the remuneration committee assesses both the performance of the individual and the company as well as the range of pay in similar companies. In making these comparisons it considers the results carefully. The company aims to pay within a range of the mid-market rate over time but may pay higher salaries and total remuneration for out-performing individuals (or to attract or retain executives of the right calibre) and where the company itself out-performs. The company also takes account of a range of other factors, including the general increases in base salaries taking place within the company. Below mid-market pay may result from under-performance by an individual and/or the company or where an individual is new to the role.

Fixed rewards include basic salary, a car allowance or company car and fuel for private mileage, life, medical and permanent health insurance and pension benefits. Variable rewards take the form of an annual bonus and a long-term incentive (the performance share plan). The plans are designed to establish a clear link between pay and performance by encouraging and rewarding out-performance in both the short and long-term. They are based on business and individual performance, linking executives' rewards directly to the interests of shareholders and other stakeholders. Annual and long-term awards are non-pensionable.

The committee aims to achieve an appropriate balance between fixed and variable rewards. It recognises that the group operates in both a regulated and non-regulated environment and therefore needs to ensure that the structure of executive remuneration reflects the practices of the markets in which its executives operate and stakeholder expectations of how the group should be run. The board reviews its policy in the light of emerging best practice.

During 2006/07, the committee reviewed the operation of the group's incentive arrangements in the light of evolving market practice and to ensure that rewards remained competitive and aligned to stakeholder interests. It considered that changes were needed to annual and long-term incentives to make a greater proportion of the reward package performance related, bringing it more in line with market practice to facilitate the recruitment and retention of key executives. With effect from 2007/08 the annual bonus maximum for executive directors will be 100 per cent of salary (increased from 75 per cent) and performance share plan awards will be up to 100 per cent of salary (previously 80 per cent).

It is the board's policy that shareholders will be invited to approve all new long-term incentive schemes (as defined in the Listing Rules) and significant changes to existing schemes, save in the circumstances permitted by the Listing Rules. Information on and a resolution seeking shareholder approval to the introduction of a matching share award plan are included in the shareholders' circular and notice for this year's annual general meeting and there is a brief summary of its principal terms contained in pages 61 to 62 of this report. The plan's rules will be available for inspection by shareholders. Under the plan, participants will be able to invest, initially, up to 50 per cent of the annual bonus paid in respect of the previous financial year in company shares which will be matched by the company. The vesting of the matched shares will depend upon the achievement of corporate performance targets over a three-year period.

The group operates a defined contribution pension scheme which newly appointed directors (and senior executives) can join. Three former executive directors were members of the defined benefit section of the pension scheme which is now closed to new entrants.

Chart 1 sets out the impact of the board's policy on an executive director's annual total reward. It shows both the current and the revised or proposed arrangements, effective from 2007/08, assuming shareholder approval is obtained where necessary. It is expressed in terms of the maximum reward opportunity. The changes will increase the proportion of the maximum reward opportunity that is 'at risk' from about 56 per cent in 2006/07 to 69 per cent from 2008/09.

**Chart 1: Executive directors' annual total reward**



maximum value 2006/07
maximum value 2007/08
maximum value 2008/09
0
100
200
300
400
500
Value relative to base pay
base pay
pension (DC)
other fixed benefits
annual bonus
performance share plan
matching share award plan


**Notes:**

- The shading represents the value of each element of the reward package relative to base pay (base pay = 100).
- Pension refers to the defined contribution section of the pension scheme with a company contribution of 25 per cent of basic pay.
- The maximum values apply only where maximum annual bonus is achieved and the performance share plan and matching share award plan have paid out fully.
- The values for the performance share plan and matching share award plan assume a dividend reinvestment value of six per cent a year for each of the three years of the performance period and, in the case of the matching share award plan, that a director has invested to the extent initially allowed i.e. 50 per cent of annual bonus paid for the previous year.

The company expects executive directors and other senior executives to acquire and hold shares at least to the value of their basic salary within five years of appointment.

Detailed policy in relation to executive directors' remuneration is set out below.

**Executive directors' remuneration 2006/07**
Executive directors' emoluments and the value of the long-term incentive vesting during 2006/07 are set out in table 16.

**Table 16: Executive directors' emoluments and long-term incentive payments (audited information)**

| | Gross salary | | Annual bonus | | Other benefits | | Total emoluments | | Long-term incentive vesting during the year ended 31 March | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 2007 £'000 | 2006 £'000 | 2007 £'000 | 2006 £'000 | 2007 £'000 | 2006 £'000 | 2007 £'000 | 2006 £'000 | 2007 £'000 | 2006 £'000 |
| John Roberts | – | 525.0 | – | 229.7 | – | 36.8 | – | 791.5 | 217.2 | 465.1 |
| Philip Green | 686.7 | 74.3 | 488.2 | – | 28.4 | 2.4 | 1,203.3 | 76.7 | – | – |
| Simon Batey | 120.7 | 360.8 | 78.4 | 179.5 | 336.1 | 18.4 | 535.2 | 558.7 | 148.2 | 310.1 |
| Charlie Cornish | 340.0 | 273.3 | 241.7 | 142.0 | 17.5 | 25.4 | 599.2 | 440.7 | 107.5 | – |
| Tom Drury | 312.0 | 277.5 | 131.7 | 103.9 | 667.5 | 14.5 | 1,111.2 | 395.9 | – | – |
| Gordon Waters | 235.3 | 306.3 | 166.7 | 143.5 | 26.3 | 28.8 | 428.3 | 478.6 | 110.5 | 237.7 |
| Tim Weller | 266.7 | – | 185.1 | – | 40.1 | – | 491.9 | – | – | – |
| Total | 1,961.4 | 1,817.2 | 1,291.8 | 798.6 | 1,115.9 | 126.3 | 4,369.1 | 2,742.1 | 583.4 | 1,012.9 |

**Notes:**
- Philip Green was appointed to the board on 20 February 2006.
- Tim Weller was appointed to the board on 1 August 2006. His other benefits include £30,435 in relation to reimbursement of relocation costs.
- Tom Drury was appointed to the board on 9 May 2005, resigned from the board on 27 March 2007 and left the company on 31 March 2007. His other benefits include payments totalling £319,300 in relation to the disposal of Vertex Data Science Limited and £329,712 made in connection with his loss of office.
- Simon Batey resigned from the board on 28 July 2006 and left the company on 31 July 2006. His other benefits include payments totalling £331,003 made in connection with his loss of office.
- Gordon Waters died on 24 December 2006. An ex-gratia payment was made to his widow, with a net value of £9,410 after offsetting amounts due to Gordon.
- The value of the long-term incentive plan vesting during the year ended 31 March 2007 is based on the share price when the awards under the 2003/04 performance share plan were exercised. The awards relate to the three-year performance period which ended on 31 March 2006.
- 'Other benefits' include the taxable value of the car or car allowance, private fuel and medical insurance.

A – Salary
The remuneration committee reviews salaries each year taking account of group and personal performance. It commissions independent assessments of market rates based on the practice of other utility companies and companies of a similar size and complexity and takes account of the levels of pay awards elsewhere in the group. In this way it aims to establish whether an increase should apply and, if so, what it should be. It also considers whether there should be any departures from the norm, for example, to ensure that salaries are competitive and consistent with the application of board policy on executive remuneration.

The following changes were made to the annual salaries of executive directors during the year:

**Table 17: Executive directors' salaries**

| | Salary at 31 March 2007 £'000 | Salary at 31 March 2006 £'000 | Date of change |
|---|---|---|---|
| Philip Green | 695.0 | 675.0 | 1 Sept 2006 |
| Simon Batey | – | 371.0 | – |
| Charlie Cornish | 340.0 | 290.0 | 1 April 2006 |
| Tom Drury | 319.3 | 310.0 | 1 Sept 2006 |
| Gordon Waters | – | 315.0 | – |
| Tim Weller | 400.0 | – | 1 July 2006 |

**Notes:**
- Gordon Waters' salary was increased to £330,750 on 1 September 2006. He died on 24 December 2006.

B – Annual bonus
The annual bonus is designed to motivate executive directors and other senior executives to achieve the group's key financial, operational and strategic objectives. Directors are rewarded according to the company's financial and operational performance for the year and the achievement of individual targets. Targets are set each year. The operational and individual targets may include performance against key stakeholder measures and personal objectives. Annual bonus awards are normally paid in cash.

(a) 2007/08
The remuneration committee has decided that, for the 2007/08 annual bonus plan, the maximum bonus will be 100 per cent of salary for executive directors and 60 per cent for other members of the executive leadership team. For executive directors (except Paul Capell), group financial measures will account for bonus payments worth up to 50 per cent of salary. For Paul Capell, group financial measures will account for 30 per cent. The measures will be group profit before restructuring costs, other non-recurring items, investment income and finance expense (PBEIT) and profit before restructuring costs, other non-recurring items and taxation (PBET) (weighted equally).

For each of the financial measures, one quarter of the maximum award allocated to that measure becomes payable once the threshold target is met. Awards increase in value on a straight-line basis until half of the maximum award is payable for achieving an intermediate target between the threshold and stretch targets. Awards continue to increase in value on a straight-line basis between the intermediate and stretch targets, at which point the maximum award is payable. The stretch targets are demanding and achievement represents results which exceed expectations.

Executive directors' annual bonus payment will also depend on operational performance in other areas of the group's activities.

The measures include operational targets in the water, wastewater and electricity distribution businesses; maintaining the company's corporate responsibility performance in the Business in the Community's (BitC) Corporate Responsibility Index, an authoritative and broad external benchmark of responsible business practice in relation to the environment and society; for improving the group's score in the Dow Jones European and World Sustainability Index; and achieving improvements in employee satisfaction measured by responses to questions in an externally conducted and verified employee opinion survey.

Personal objectives account for the balance of the bonus opportunity. Paul Capell's personal objectives include financial measures relating to the international business.

The executive directors' annual bonus plan measures for 2007/08 are summarised in table 18.

(b) 2006/07
The financial measures to determine annual bonuses for 2006/07 were PBEIT and PBET (weighted equally). Targets were set for the financial performance of the group and the major businesses. The maximum bonus opportunity totalled 50 per cent of salary with the allocation between group and business performance varying between executives. Non-financial targets accounted for up to a further 25 per cent of salary. Five per cent was based on achieving a water and wastewater customer service target of 65 per cent of respondents to an externally conducted survey scoring four or five, i.e. being very or extremely satisfied with how the company dealt with their query or contact. Two and a half per cent was based on achieving a score in the BitC Corporate Responsibility Index of 96 per cent, two and a half per cent on scores in the 2006/07 employee opinion survey and 15 per cent on the achievement of individual objectives.

A breakdown of achievement against financial, customer service, corporate responsibility and employee satisfaction targets, the achievement of personal objectives and the outcome of the 2006/07 annual bonus plan for executive directors is shown in table 19. The corporate responsibility performance was 96 per cent. The customer service performance was 74 per cent.

Neither of the employee related targets (based on the results of the employee opinion survey) was achieved resulting in no bonus being payable for that element.

C – Other benefits
Directors are paid a car allowance of £14,000 a year or have the use of a company car, are reimbursed the cost of fuel for business and private use, and are provided with medical and life insurance and, if not a member of the defined benefit pension scheme, permanent health insurance.

D – Long-term incentives
(i) Performance share plan
Executive directors and other senior executives participate in the performance share plan. Awards are granted at the discretion of the plan's trustee (United Utilities Employee Share Trust Limited) on the recommendation of the remuneration committee. Each year, participants may be awarded a right to acquire a maximum number of shares worth up to a percentage of their annual salary at the date of the award, at no cost to them. The number of shares awarded is based on the market price of a share at that time. The plan's rules provide for a maximum award of 100 per cent of annual salary. However, annual awards made to date to directors have been limited to 80 per cent of salary. Awards to other executives range between 15 and 60 per cent of salary. Grants are normally made within 42 days of the publication of results. The main grant normally occurs after the publication of the preliminary results. A subsequent grant may be made after the publication of the interim results for executives who have become eligible after the main grant has been made.

The proportion of the award that will vest depends upon the group's performance against specified targets over a performance

**Table 18: Executive directors' annual bonus plan measures 2007/08**

| | Financial performance measures | | Operational performance measures | | | Personal objectives | |
|---|---|---|---|---|---|---|---|
| | Group PBEIT | Group PBET | Operational targets | Corporate responsibility | Employee satisfaction | | Total |
| Philip Green | 25 | 25 | 20 | 2.5 | 2.5 | 25 | 100 |
| Tim Weller | 25 | 25 | 20 | 2.5 | 2.5 | 25 | 100 |
| Charlie Cornish | 25 | 25 | 20 | 2.5 | 2.5 | 25 | 100 |
| Paul Capell | 15 | 15 | 5 | 2.5 | 2.5 | 60 | 100 |

**Notes:**
• Figures are a percentage of base earnings during the year.

**Table 19: Executive directors' annual bonus plan outcome 2006/07**

| | Financial performance measures | | Operational performance measures | | | | | | Personal objectives | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Customer service | | Corporate responsibility performance | | Employee satisfaction | | | | Total | |
| Award: | Max. | Actual | Max. | Actual | Max. | Actual | Max. | Actual | Max. | Actual | Max. | Actual |
| Philip Green | 50 | 49.5 | 5 | 5 | 2.5 | 2.5 | 2.5 | – | 15 | 14.1 | 75 | 71.1 |
| Simon Batey | 50 | 49.5 | 5 | 5 | 2.5 | 2.5 | 2.5 | – | 15 | 8.0 | 75 | 65.0 |
| Charlie Cornish | 50 | 49.5 | 5 | 5 | 2.5 | 2.5 | 2.5 | – | 15 | 14.1 | 75 | 71.1 |
| Tom Drury | 50 | 24.5 | 5 | 5 | 2.5 | 2.5 | 2.5 | – | 15 | 10.2 | 75 | 42.2 |
| Gordon Waters | 50 | 48.3 | 5 | 5 | 2.5 | 2.5 | 2.5 | – | 15 | 15.0 | 75 | 70.8 |
| Tim Weller | 50 | 49.5 | 5 | 5 | 2.5 | 2.5 | 2.5 | – | 15 | 12.4 | 75 | 69.4 |

**Notes:**
• Figures are a percentage of base earnings during the year.

period. This period is not less than three years, beginning at the start of the financial year during which the award is made. There is no re-testing if the performance criteria are not met.

To date, the performance criteria have been: the company's total shareholder return (TSR) performance when compared with the TSR performance of a comparator group of other companies; and underlying business performance.

TSR is widely used as an externally verifiable measure of a shareholder's return. Relating awards to the company's relative TSR performance supports the policy objectives of linking executives' rewards directly to the group's performance and shareholders' interests and gives executives the opportunity to increase their earnings by meeting and out-performing key long-term measures.

The remuneration committee has the discretion to make adjustments to the comparator group or the period over which relative TSR is measured during the performance period to maintain the integrity of the plan, for example, following a takeover bid or activity or merger/demerger announcement. During the year, the remuneration committee considered the treatment of changes affecting companies in the comparator groups for awards made in 2004/05, 2005/06 and 2006/07.

No award will vest if the company's TSR performance is below the median for the comparator group. If performance is between median and upper quartile, the proportion of the maximum number of shares in the award which will vest will be calculated on a straight-line basis between 25 per cent and 100 per cent. External advisers regularly assess and report to the committee on the company's TSR performance and ranking in the comparator group. Their report at the end of the performance period enables the committee to determine the extent to which this performance condition has been met.

The vesting of awards is also subject to the remuneration committee being satisfied that the company's recorded TSR performance is consistent with underlying business performance. The committee tests whether this condition has been satisfied after the end of each performance period in accordance with the terms of each award. Reference may be made to actual against planned performance in key corporate financial measures. The committee takes account of the impact of the transition to International Financial Reporting Standards when assessing underlying business performance against the performance measures.

There is no automatic waiving of performance conditions if there is a change of control, capital reconstruction or winding up of the company. The extent (if any) to which awards will vest and any modifications of performance conditions are at the trustee's discretion, with the consent of the remuneration committee.

When a participant's employment terminates during a performance period and the reason falls within the 'good leaver' provisions of the plan, the vesting of an award is at the trustee's discretion. If discretion is exercised, the maximum number of shares in an award is pro-rated to service in the performance period and vesting is subject to satisfying the performance conditions (modified if appropriate). Except in the case of the death of a participant, there is normally no early vesting of awards. Awards lapse where terminations during the performance period do not satisfy the good leaver provisions.

Participants normally have three months from the date the award vests in which to exercise their right to acquire the number of shares that have vested. Awards are normally satisfied by the transfer of shares from the trustee to participants. The trustee may periodically buy shares in the market to ensure that it can satisfy its liabilities when an award vests. These purchases are normally financed by the company making a loan to the trustee. The company takes account of the vesting timetable and likely scale of vesting in determining the financial assistance it provides for the trustee. The company reviews this arrangement from time to time to ensure its cost effectiveness. Awards may also be satisfied by allotting shares. Details of the number of shares held by the trust at 4 June 2007 are given in the notes to table 9 on page 44.

The performance share plan was amended during the financial year in the manner approved by shareholders at the 2006 annual general meeting. Full details of the amendments made were given in the annual report 2006 but principally they included the introduction of notional dividend reinvestment on the number of shares comprised in awards, a reduction in the scale of vesting for median performance and minor changes to aid the administration of the plan. Details of how the notional dividend reinvestment provisions have affected directors' individual awards are set out in table 24 on pages 59 and 60.

(a) 2007/08 grant

During the year, the committee reviewed the operation of the comparative TSR performance condition. It concluded that for the 2007/08 award United Utilities' TSR performance over three years would be measured against a TSR index rather than a comparator group ranking. The inclusion of appropriate companies in a comparator group is critical for relative performance to be meaningful. However, it is also important that the group should be of a reasonable size to avoid the performance of a few companies having a disproportionate impact on the outcome of the plan, to be able to accommodate changes in the comparator group and to avoid too high a leverage between the company's relative position and the proportion of the award that vests. The comparator group approach has become increasingly inappropriate as the number of comparable companies has declined. Using an index allows for a meaningful comparison of performance to be made and a smoother sliding scale of vesting of awards. The index will be constructed by assessing the TSR performance of the following companies with their influence on the index being weighted according to their relevance and size:

**Table 20: TSR – weighting of comparator companies**

| Company | Weighting |
|---|---|
| Kelda | 100% |
| National Grid | 25% |
| Northumbrian Water | 75% |
| Pennon Group | 75% |
| Scottish & Southern Energy | 25% |
| Severn Trent | 100% |

It is proposed that none of the award will vest if United Utilities' performance is below the index. 25 per cent of the award will vest for a performance equal to the index and 100 per cent for outperforming the index by 12 per cent over the three-year performance period to 31 March 2010. Vesting will be on a sliding scale for performance between these points. The vesting of awards will also be subject to the remuneration committee being satisfied that the company's recorded TSR performance is consistent with underlying business performance.

(b) 2006/07 grant
During the year, option awards to a maximum value of 80 per cent of annual salary were made to directors in respect of the 2006/07 performance share plan. The extent to which awards vest will be based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2006 to 31 March 2009. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, Balfour Beatty, BG Group, British Energy, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, ScottishPower, Severn Trent and Viridian. The committee has taken account of corporate events affecting AWG, ScottishPower, Severn Trent and Viridian since the start of the performance period. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance.

The vesting scale is shown in table 21.

**Table 21: 2006/07 Performance share plan vesting scale**

| Comparator group size (No. of companies) | | 17 |
|---|---|---|
| Ranking in comparator group | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 |
| 5 | 92 | 73.6 |
| 6 | 75 | 60 |
| 7 | 63 | 46.4 |
| 8 | 58 | 33.6 |
| 9 | 42 | 20 |
| 10 or below | – | – |

The group's total shareholder return of 18.7 per cent from 1 April 2006 to 31 March 2007 placed it in 15th position.

(c) 2005/06 grant
Directors have awards to a maximum value of 80 per cent of annual salary in respect of the 2005/06 performance share plan. The extent to which awards vest will be based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2005 to 31 March 2008. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, ScottishPower, Severn Trent and Viridian. The committee has taken account of corporate events affecting AWG, BAA, ScottishPower, Severn Trent and Viridian since the start of the performance period. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance.

The vesting scale is shown in table 22.

**Table 22: 2005/06 Performance share plan vesting scale**

| Comparator group size (No. of companies) | | 17 |
|---|---|---|
| Ranking in comparator group | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 |
| 5 | 93 | 74.4 |
| 6 | 78 | 62.4 |
| 7 | 63 | 50.4 |
| 8 | 48 | 38.4 |
| 9 | 33 | 26.4 |
| 10 or below | – | – |

The group's total shareholder return of 39.7 per cent from 1 April 2005 to 31 March 2007 placed it in 17th position.

(d) 2004/05
Directors have awards to a maximum value of 80 per cent of annual salary in respect of the 2004/05 performance share plan. The extent to which awards vest will be based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2004 to 31 March 2007. The TSR comparator group comprises the following 16 companies in addition to United Utilities: AMEC, AWG, BAA, Balfour Beatty, BG Group, BT Group, Centrica, International Power, Kelda Group, National Grid, Northumbrian Water, Pennon Group, Scottish & Southern Energy, ScottishPower, Severn Trent and Viridian. In addition, three smaller companies, Bristol Water, East Surrey Holdings and International Energy Group, were included as a notional combined 17th company made up in proportion to their market capitalisations at the start of the performance period. The committee has taken account of corporate events affecting AWG, BAA, ScottishPower, Severn Trent, Viridian and the notional 17th company since the start of the performance period. Awards will vest after the end of the performance period provided that the remuneration committee is satisfied that the company's recorded TSR performance is consistent with the company's underlying business performance.

The vesting scale is shown in table 23.

**Table 23: 2004/05 Performance share plan vesting scale**

| Comparator group size (No. of companies) | | 18 |
|---|---|---|
| Ranking in comparator group | % of max award vesting | % of salary |
| 1 to 4 | 100 | 80 |
| 5 | 97 | 77.6 |
| 6 | 82 | 65.6 |
| 7 | 68 | 54.4 |
| 8 | 54 | 43.2 |
| 9 | 40 | 32 |
| 10 or below | – | – |

The group's total shareholder return of 99.3 per cent from 1 April 2004 to 31 March 2007 placed it in 15th position. As a result none of the 2004/05 awards will vest.

Details of executive directors' continuing scheme interests in the performance share plan, including those awarded during the year, are set out in table 24.

**Table 24: Executive directors' continuing scheme interests in the performance share plan (audited information)**

| | | | | | | | Award details | Contingent scheme interest at 1 April 2006 | | Contingent scheme interest awarded during the year | | Contingent scheme interest at 31 March 2007 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Award date | Performance period | % of salary | Value at award date £'000 | Market price of a share at award pence | Max. no. of shares | Max. no. of shares | Value £'000 | No. of shares | Value £'000 | Max. no. of shares | Value £'000 |
| **John Roberts** | | | | | | | | | | | | | |
| 2004/05 | Ordinary<br>A shares | 18.8.04 | 1.4.04 to 31.3.07 | 80 | 384.0 | 527.0<br>341.25 | 51,885<br>28,825 | 73,447<br>– | 506.4<br>– | (24,483)<br>– | n/a<br>– | 48,964<br>– | 369.9<br>– |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 403.2 | 657.5 | 61,324 | 61,324 | 422.8 | (40,902)<br>– | n/a | 20,422 | 154.3 |
| Total | | | | | 787.2 | | | 134,771 | 929.2 | (65,385) | – | 69,386 | 524.2 |
| **Philip Green** | | | | | | | | | | | | | |
| 2005/06 | Ordinary | 13.2.06 | 1.4.05 to 31.3.08 | 80 | 540.0 | 688.5 | 78,432 | 78,432 | 540.8 | – | – | 78,432 | 592.6 |
| 2006/07 | Ordinary | 8.9.06 | 1.4.06 to 31.3.09 | 80 | 556.0 | 676.0 | 82,249 | – | – | 87,489 | 557.3 | 87,489 | 661.0 |
| Total | | | | | 1,096.0 | | | 78,432 | 540.8 | 87,489 | 557.3 | 165,921 | 1,253.6 |
| **Simon Batey** | | | | | | | | | | | | | |
| 2004/05 | Ordinary<br>A shares | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 264.0 | 547.0<br>347.75 | 35,658<br>19,810 | 50,477<br>– | 348.0<br>– | (11,202)<br>– | n/a<br>– | 39,275<br>– | 296.7<br>– |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 277.2 | 657.5 | 42,160 | 42,160 | 290.7 | (23,427) | n/a | 18,733 | 141.5 |
| Total | | | | | 541.2 | | | 92,637 | 638.7 | (34,629) | – | 58,008 | 438.2 |
| **Charlie Cornish** | | | | | | | | | | | | | |
| 2004/05 | Ordinary<br>A shares | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 188.0 | 547.0<br>347.75 | 25,407<br>14,115 | 35,965<br>– | 248.0<br>– | –<br>– | –<br>– | 35,965<br>– | 271.7<br>– |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 200.0 | 657.5 | 30,419 | 30,419 | 209.7 | – | – | 30,419 | 229.8 |
| 2006/07 | Ordinary | 8.9.06 | 1.4.06 to 31.3.09 | 80 | 272.0 | 676.0 | 40,237 | – | – | 42,799 | 272.6 | 42,799 | 323.3 |
| Total | | | | | 660.0 | | | 66,384 | 457.7 | 42,799 | 272.6 | 109,183 | 824.8 |
| **Tom Drury** | | | | | | | | | | | | | |
| 2004/05 | Ordinary<br>A shares | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 162.0 | 547.0<br>347.75 | 21,888<br>12,160 | 30,984<br>– | 213.6<br>– | –<br>– | –<br>– | 30,984<br>– | 234.1<br>– |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 248.0 | 657.5 | 37,719 | 37,719 | 260.0 | – | – | 37,719 | 285.0 |
| 2006/07 | Ordinary | 8.9.06 | 1.4.06 to 31.3.09 | 80 | 255.4 | 676.0 | 37,787 | – | – | 40,194 | 256.0 | 40,194 | 303.7 |
| Total | | | | | 665.4 | | | 68,703 | 473.6 | 40,194 | 256.0 | 108,897 | 822.8 |

**Table 24 continued: Executive directors' continuing scheme interests in the performance share plan (audited information)**

| | | Award details | | | | | | Contingent scheme interest at 1 April 2006 | | Contingent scheme interest awarded during the year | | Contingent scheme interest at 31 March 2007 | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Award date | Performance period | % of salary | Value at award date £'000 | Market price of a share at award pence | Max. no. of shares | Max. no. of shares | Value £'000 | No. of shares | Value £'000 | Max. no. of shares | Value £'000 |
| **Gordon Waters** | | | | | | | | | | | | | |
| 2004/05 | Ordinary<br>A shares | 30.6.04 | 1.4.04 to 31.3.07 | 80 | 224.0 | 547.0<br>347.75 | 30,258<br>16,810 | 42,832 | 295.3 | – | – | 42,832 | **323.6** |
| 2005/06 | Ordinary | 30.6.05 | 1.4.05 to 31.3.08 | 80 | 235.2 | 657.5 | 35,772 | 35,772 | 246.6 | – | – | 35,772 | **270.3** |
| 2006/07 | Ordinary | 8.9.06 | 1.4.06 to 31.3.09 | 80 | 264.6 | 676.0 | 39,143 | – | – | 41,636 | 265.2 | 41,636 | **314.6** |
| Total | | | | | 723.8 | | | 78,604 | 541.9 | 41,636 | 265.2 | 120,240 | **908.5** |
| **Tim Weller** | | | | | | | | | | | | | |
| 2006/07 | Ordinary | 8.9.06 | 1.4.06 to 31.3.09 | 80 | 320.0 | 676.0 | 47,338 | – | – | 50,354 | 320.8 | 50,354 | **380.4** |
| Total | | | | | 320.0 | | | – | – | 50,354 | 320.8 | 50,354 | **380.4** |

Notes:

- The values shown for 1 April 2006 have been calculated using the mid-market price of a share at close of business on 31 March 2006 of 689.5 pence.
- The values shown for 31 March 2007 have been calculated using the mid-market price of an ordinary share at close of business on 30 March 2007 of 755.5 pence.
- The contingent scheme interest at 1 April 2006 for the 2004/05 awards incorporate an adjustment in the number of shares in awards to take account of the second stage of the rights issue. The number of ordinary shares increased by a factor of 1.41559048 and the number of A shares reduced to zero. This reflects the position of shareholders taking up their rights and takes account of the subscription cost.
- The market price of a share at award is the mid-market price of an ordinary or A share at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprising the award.
- John Roberts' 2004/05 award was part of a special grant to five executives whose awards could not be made until a rule change relating to retirement had been approved at the 2004 annual general meeting. The market prices of an ordinary and A share at the date of their awards were 527.0 pence and 341.25 pence respectively. However, as disclosed in the note accompanying the resolution to the annual general meeting, to ensure that the beneficiaries of the rule change were treated neither more nor less favourably than participants in the main grant, the maximum number of shares in their awards was calculated using the market prices of 547.0 pence (ordinary share) and 347.75 pence (A share) applicable to the main grant.
- Philip Green's 2005/06 award was granted on the date he joined the group.
- The contingent scheme interest awarded during the year in respect of the 2006/07 plan comprises the number of award shares granted and additional shares resulting from the notional reinvestment of notional dividend payable during the year on the number of shares subject to the award. The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The reduction in contingent scheme interest during the year and the consequential reduced contingent scheme interest at 31 March 2007 in respect of the 2004/05 and 2005/06 awards for John Roberts and Simon Batey are based on the assumption that the plan's trustees will exercise their discretion after the end of the respective performance periods and allow the awards to vest with the maximum number of shares in their awards being time pro-rated to their dates of leaving.
- Details of the criteria used for grants under the performance share plan are on pages 57 to 58. Tom Drury's 2004/05 award was granted prior to his joining the board. The performance conditions for the 2004/05 award set out on page 58 apply to 50 per cent of his award. The vesting of the other 50 per cent is subject to performance against cumulative earnings before interest, tax and amortisation (EBITA) and average return on capital employed (ROCE) targets over the three years from 1 April 2004 to 31 March 2007 set out in the business plan for Vertex Data Science Limited agreed immediately before the start of the performance period. There is a sliding scale of vesting.

(e) 2003/04 grant

During the year, awards granted under the 2003/04 plan vested. The extent to which awards vested was based on the company's TSR performance relative to the comparator group of companies over the period 1 April 2003 to 31 March 2006. At the beginning of the performance period the comparator group comprised the following 15 companies in addition to United Utilities: BAA, BG Group, Boots Company, British Energy, Centrica, International Power, J Sainsbury, Kelda Group, Morrisons, National Grid Group, Scottish & Southern Energy, ScottishPower, Severn Trent, Tesco and Viridian. During the performance period British Energy delisted. It was retained in the comparator group and United Utilities' TSR performance relative to it was compared from the beginning of the performance period until the day before the delisting. United Utilities' TSR for the performance period was 66.5 per cent which placed it eighth out of 16. The remuneration committee was satisfied that the TSR performance was consistent with the company's underlying business performance. In particular, performance exceeded the earnings per share, dividend cover and interest cover targets for 2005/06 set out in the group's five-year business plan to 2007/08. 41 per cent of the maximum award, therefore, vested in accordance with the company's relative TSR performance; 59 per cent lapsed. Further details of directors' scheme interests in the performance share plan, vested during the year, are set out in table 25.

**Table 25: Executive directors' scheme interests in the performance share plan vested during the year (audited information)**

| | | | | | | | Award details | | Contingent scheme interest at 1 April 2006 | Contingent scheme interest lapsed during the year | | Contingent scheme interest vested during the year | | Value of award at exercise |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Award date | Performance period | % of salary | Value at award date £'000 | | Market price of a share at award pence | Max. no. of shares | Max. no. of shares | Value £'000 | No. of shares | No. of shares | Value £'000 | Market price of a share at exercise pence | Value £'000 |
| **John Roberts** | | | | | | | | | | | | | | |
| 2003/04 | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 360.0 | Ordinary | 469.0 | 57,843 | 81,882 | 564.6 | 48,311 | 33,571 | 222.4 | 647.0 | 217.2 |
| | | | | | A share | 276.0 | 32,135 | – | – | – | – | – | – | – |
| **Simon Batey** | | | | | | | | | | | | | | |
| 2003/04 | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 240.0 | Ordinary | 469.0 | 38,556 | 54,579 | 376.3 | 32,202 | 22,377 | 148.2 | 662.5 | 148.2 |
| | | | | | A share | 276.0 | 21,420 | – | – | – | – | – | – | – |
| **Charlie Cornish** | | | | | | | | | | | | | | |
| 2003/04 | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 188.0 | Ordinary | 469.0 | 28,710 | 40,641 | 280.2 | 23,979 | 16,662 | 110.4 | 645.0 | 107.5 |
| | | | | | A share | 276.0 | 15,950 | – | – | – | – | – | – | – |
| **Gordon Waters** | | | | | | | | | | | | | | |
| 2003/04 | 29.9.03 | 1.4.03 to 31.3.06 | 80 | 184.0 | Ordinary | 469.0 | 29,565 | 41,851 | 288.6 | 24,693 | 17,158 | 113.7 | 644.0 | 110.5 |
| | | | | | A share | 276.0 | 16,425 | – | – | – | – | – | – | – |

**Notes:**

- The market price of a share at award is the mid-market price of an ordinary or A share at close of business on the last trading day immediately prior to the award date. This is used to calculate the maximum number of shares comprising the award.
- The maximum number of shares comprising the contingent scheme interest at 1 April 2006 incorporates an adjustment to take account of the rights issue. The values of shares comprising awards based on the last quoted cum-rights share price of 531.5 pence was divided by the theoretical ex-rights price of 459.54 pence to determine the revised numbers of shares shown above.
- The values shown for 1 April 2006 have been calculated using the mid-market price of a share of 689.5 pence at close of business on 31 March 2006.
- Awards vested on 6 June 2006 in respect of 41 per cent of the maximum number of shares under option and lapsed in respect of 59 per cent. The values for scheme interests vesting during the year have been calculated using the mid-market price of a share of 662.5 pence on close of business on that date.
- The above awards were granted as 'option awards', whereby the participant is granted an option to acquire the number of shares which vests under the plan. The options were exercisable over a period of three months from the vesting date. No consideration was payable by the executives either upon grant of the option award or upon the subsequent exercise of the option.

(ii) Proposed matching share award plan

Full details of the proposed matching share award plan are included in the shareholders' circular and notice for the 2007 annual general meeting at which approval of the plan's rules will be sought. The rules will be available for inspection.

The decision to seek shareholder approval for the adoption of the new matching share award plan follows a detailed review of long-term incentives. It was considered necessary to bring the incentive potential into line with the market. Participants must make a long-term investment in United Utilities by acquiring shares with their bonus to benefit from the plan. These will be matched by the company after three years subject to achievement of a balance of performance measures so ensuring that executives are encouraged to deliver shareholder returns as well as improving the underlying financial and operational performance. Operational performance is seen as a key determinant of success, particularly in view of the regulatory framework in which United Utilities operates.

To participate in the plan, executive directors will be required to invest 20 per cent of their previous year's annual bonus in shares. There will also be the opportunity to voluntarily invest additional bonus into shares. The total investment in the plan will initially be limited to 50 per cent of annual bonus. Other selected senior executives will be invited to voluntarily invest up to 50 per cent of their bonus in shares. In all cases, invested shares must be retained for the duration of the performance period which will be three years. It is proposed that the first awards will be based on the outcome of the 2006/07 annual bonus plan.

Participants who have invested part of their bonus in shares will receive a corresponding matching award over shares with a value at the award date equal to 2:1 for any compulsorily invested bonus and 1:1 for any voluntarily invested bonus.

All matching ratios are calculated on a 'gross of tax' basis. The number of matching shares subject to an award will be augmented by the notional reinvestment of any dividends payable on them from the beginning of the performance period until the date the awards vest. The plan's rules limit the total value of matching shares subject to an award to 100 per cent of base salary.

Matching awards will normally vest subject to satisfying performance conditions which will be measured over a fixed three-year period with no retesting and the participant remaining in employment throughout the performance period. If an event occurs which causes the remuneration committee reasonably to consider that the targets and/or measures are no longer appropriate, it may recommend the trustee to waive, vary or replace any or all of the targets and/or measures in such a way as, in the reasonable opinion of the committee, produces a fairer measure of performance for the performance period (or any abbreviated part of it), provided that the varied or replacement targets and/or measures are not materially more difficult to satisfy than the original targets and/or measures (as the case may be) would have been had the event in question not occurred.

If there is a change of control or voluntary winding up of the company, the award may be exercised at the trustee's discretion and the number of shares over which the award may be exercised will depend on the extent to which the trustee determines the performance conditions (amended or otherwise) have been achieved and taking into account any other criteria (such as the time pro-rating of awards) as the trustee considers relevant. If there is a reconstruction or demerger, the trustee may vary the terms and/or allow the early vesting of the award having due regard to the object and purposes of the award.

If a participant ceases to be an employee because of death, ill health, retirement on or after reaching contractual retirement age or redundancy at any time during the performance period, the award may be exercised at the trustee's discretion and the number of shares over which the award may be exercised will depend on the extent to which the trustee determines the performance conditions (amended or otherwise) have been achieved and will be reduced on a time pro-rating basis.

Initially, half of the shares under a matching award will be subject to the relative TSR measure and scale of vesting that it is proposed to apply to awards made under the performance share plan from 2007.

Vesting of the remaining half of the shares in the matching award will be subject to key operational measures. For the first awards, there will be 17 measures in four operational areas. A quarter of this portion of the award (12.5 per cent of the total award) will vest for satisfying all of the measures in an operational area. All 17 measures will need to be achieved for the whole of this half of the award to vest.

The scale of vesting is set out in table 26.

**Table 26: Vesting scale**

| | | Number of measures to be achieved for vesting under each measure* | | | |
|---|---|---|---|---|---|
| Operational areas | Total no. of measures | 0% vesting | 25% vesting | 50% vesting | 100% vesting |
| 1. Quality & environment | 5 | < 3 | 3 | 4 | 5 |
| 2. Customer service | 4 | < 2 | 2 | 3 | 4 |
| 3. Finance & efficiency | 4 | < 2 | 2 | 3 | 4 |
| 4. Employee related | 4 | < 2 | 2 | 3 | 4 |
| Value of vesting per operational area (% of total matching award) | | 0% | 3.125% | 6.25% | 12.5% |

Notes:

* Vesting under each operational area is not dependent upon achieving a certain level of performance across the other three measures.

The targets will be set by the remuneration committee before awards are granted and, depending on the measure, will require maintenance or improvement of the company's performance.

The measures in each operational area for which targets will be set are:

1. Quality & environment
   - 1.1 OPI water quality index performance – a comparative index of performance across all water companies
   - 1.2 Bacteriological failure incidents
   - 1.3 Wastewater compliance
   - 1.4 Pollution incidents
   - 1.5 Leakage
2. Customer service – all measures as reported by the relevant regulator
   - 2.1 Customer minutes lost
   - 2.2 Customer interruptions
   - 2.3 Customer satisfaction (Electricity)
   - 2.4 Customer satisfaction (Water)
3. Finance & efficiency
   - 3.1 Water – improvement in the relative efficiency band as published by the regulator
   - 3.2 Wastewater – improvement in the relative efficiency band as published by the regulator
   - 3.3 Electricity – improvement in the relative efficiency ranking as published by the regulator
   - 3.4 PBET
4. Employee related: all measures verified against employee survey results published by the company's external consultant
   - 4.1 Overall job satisfaction
   - 4.2 Overall satisfaction with their business as an employer
   - 4.3 "Directors and senior managers in their part of the business don't just talk about our values, they live by them"
   - 4.4 Employee engagement

The performance period for the first awards will be 1 April 2007 to 31 March 2010.

### Performance graph

Chart 2 compares the company's annual TSR performance for the past five years against the FTSE 100 Index. This index was chosen as it is the most appropriate broad equity market index. This comparison also supplements the information on the group's TSR performance relative to the comparator groups in the performance share plan. The TSR indices used in the chart have been calculated in accordance with the Directors' Remuneration Report Regulations 2002 relative to a base date of 31 March 2002.

**Chart 2: Total shareholder return**
Source: Thomson Financial


250
200
150
100
50
Value £
31 Mar 02
31 Mar 03
31 Mar 04
31 Mar 05
31 Mar 06
31 Mar 07
United Utilities PLC
FTSE 100 Index

Notes:

- This graph shows the value, by 31 March 2007, of £100 invested in United Utilities on 31 March 2002 compared with the value of £100 invested in the FTSE 100 Index. The other points plotted are the values at intervening financial year ends.

### Share options

Grants of executive share options were made under the company share option plan 1999 up to and including 2002. From 2003, awards under the performance share plan have replaced further grants of executive share options.

Executive directors are eligible to participate in the all-employee SAYE scheme (ShareSave). Neither the award nor the exercise of ShareSave options is dependent upon the satisfaction of performance conditions. The last grant of options was ShareSave 2004. Details of their interest in ShareSave options are shown in table 27.

### Executive directors' shareholdings

Executive directors are expected to build up and retain a target shareholding equal to the value of their basic salary, normally within five years of appointment. Performance share plan awards are delivered in shares and executives can retain all the shares that vest if they make a cash payment to meet their PAYE statutory liabilities. The company prefers a flexible approach to the accumulation of a shareholding, which takes account of individual circumstances, and has decided not to require executives to retain a proportion of shares that vest under its incentive plans. Executive directors' interests in shares, as at 31 March 2007, are listed in table 9 of the directors' report on page 44. The value of these interests relative to their yearly salaries are shown in table 28.

**Table 28: Executive directors' shareholdings**

| | Salary £'000 | Value of shareholding £'000 | Value relative to salary % | Target to be achieved by |
|---|---|---|---|---|
| Philip Green | 695.0 | 758.5 | 109.1 | 13.02.11 |
| Charlie Cornish | 340.0 | 78.3 | 23.0 | 27.01.09 |
| Tim Weller | 400.0 | 294.4 | 73.6 | 01.07.11 |

Notes:

- The value of the shareholding is based on a share price of 754.5 pence. This is the share price averaged over the final three months of the financial year.

### Matched share investment scheme for Philip Green

Full details of the matched share investment scheme for Philip Green, introduced as part of his terms of appointment, were disclosed in the remuneration report for 2006. In accordance with the rules of that scheme, Philip Green invested in 100,000 shares and a conditional matched award of 100,000 shares was made to him on 16 January 2007 which will transfer to him at the end of the five-year retention period on 12 February 2011, subject to his still being employed by the company at that date. The number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the matched shares over the course of the five-year retention period. Details of his scheme interests are shown in table 29.

**Table 27: Directors' interests in options (audited information)**

| | At 1 April 2007 | Granted/ (lapsed) | Exercised during the year | At 31 March 2007 | Exercise price per share pence | First date exercisable | Last date exercisable |
|---|---|---|---|---|---|---|---|
| **Simon Batey** | | | | | | | |
| ShareSave 2004 | 1,751 | (1,751) | – | – | 396.0 | – | – |
| Total | 1,751 | (1,751) | – | – | | | |
| **Gordon Waters** | | | | | | | |
| ShareSave 2002 | 2,648 | (217) | – | 2,431 | 432.3 | 25.12.06 | 24.12.07 |
| Total | 2,648 | (217) | – | 2,431 | | | |

Notes:

- The mid-market price of a share on 30 March 2007 was 755.5 pence and the range in the year was 626.0 pence to 799.0 pence.
- No amount is payable by a participant for the grant of an option.
- For ShareSave 2002, the number of shares under option at 1 April 2006 and 31 March 2007 and the exercise price reflect adjustments to take account of the rights issue.
- The partial lapsing of and the first and last dates exercisable for Gordon Waters' ShareSave option reflect the application of the plan's rules in respect of his death.
- The aggregate notional gain made by directors on the exercise of options during the year (based on the difference between the mid-market price of a share on the day on which options were exercised and the exercise price) was £nil (2006: £7,852).

**Table 29: Philip Green's continuing scheme interests in the matched share investment scheme (audited information)**

| | | | Award details | | Contingent scheme interest at 1 April 2006 | | Contingent scheme interest awarded during the year | | Contingent scheme interest at 31 March 2007 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Award date | Retention period | Market price of a share at award pence | No. of shares | Value £'000 | No. of shares | Value £'000 | No. of shares | Value £'000 | No. of shares | Value £'000 |
| 16.1.07 | 13.2.06 to 12.2.11 | 761.0 | 100,000 | 761.0 | – | – | 106,371 | 805.9 | 106,371 | 803.6 |

**Notes:**

- The market price of a share at award is the mid-market price of a share at close of business on the award date.
- The contingent scheme interest awarded during the year comprises the initial award of 100,000 shares and 6,371 shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2007 has been calculated using the mid-market price of a share of 755.5 pence at close of business on 30 March 2007.

### Matched share investment scheme for Tim Weller

Tim Weller commenced employment with the company on 1 July 2006 and was appointed to the board of the company on 1 August 2006. As part of the terms of his recruitment and retention, the company agreed to establish a matched share investment scheme. This is a long-term incentive scheme under which Tim Weller is the sole participant. Full details of the scheme are set out below. The arrangement was introduced specifically to facilitate Tim Weller's recruitment. The company considered the circumstances of his recruitment were such that it was important and necessary to introduce these arrangements to attract him as the new chief financial officer and to retain him up to and beyond the implementation of the next regulatory reviews.

Tim Weller first became eligible to participate in the scheme upon commencement of his employment on 1 July 2006. The principal terms are:

- he agreed to acquire, at the start of his contract and at his expense, shares in the company to the value of £250,000 and has invested in 39,000 shares in the company (Investment Shares);
- the company has matched the Investment Shares on a one-for-one basis by making a matching share award in the form of a nil cost option over 39,000 shares in the company (Matched Shares);
- the exercise price payable under the option shall be zero;
- in normal circumstances, the option will be capable of being exercised by Tim Weller at the end of a five-year period commencing from the date he joined the company provided that:
  - a) he has maintained throughout this period a shareholding in the company of at least the number of Investment Shares; and
  - b) he remains an employee within the group for the whole of the five-year period;
- the number of shares subject to the matching share award will be increased by the notional reinvestment of dividends payable on the Matched Shares over the course of the five-year period;
- in the event that Tim Weller ceases to be an employee because of ill health, death or any reason at the discretion of the trustee, at any time during this five-year period, or he is dismissed without cause during years four and five, the number of shares over which his matching share award (including those notionally added by way of dividend reinvestment as mentioned above) may be exercised will be reduced on the basis of a time pro-rating depending on how much of the five-year period has elapsed as at the date of such cessation of employment.

As the arrangement has been introduced in lieu of making a compensatory payment to Tim Weller for losses incurred in leaving his previous employer and as he was required to make an immediate and sustained investment in the company, it was considered inappropriate to impose performance conditions in addition to the other conditions applying to the exercise of the matching share award. For the same reasons, if there is a change of control or voluntary winding up of the company in the five-year period, the award may be exercised and there will be no time pro-rating. If there is a reconstruction or demerger, the trustee may vary the terms and/or allow the early vesting of the matching share award having due regards to the object and purposes of the award;

- the matching award will be exercisable for a period of six months after the end of the five-year period and will lapse if not exercised by then. This period may be extended if Tim Weller is prevented from exercising because of restrictions in place under the model code operated by the company;
- the matching share award will not be capable of assignment and, until it is exercised, Tim Weller will have no right to vote in respect of the shares subject to the matching share award;
- shares transferred pursuant to the exercise of the matching share award will rank pari passu in all respects with the shares in the company already in issue; and in the event of any increase or variation in the share capital of the company, the remuneration committee may recommend such adjustment to the matching share award as it considers reasonable.

The provisions under the scheme for Tim Weller which relate to:

- the person to whom the matching share award may be made;
- the limits on the number of shares which may be used under the scheme;
- the maximum entitlement of Tim Weller;
- the basis for determining Tim Weller's entitlement to the matching share award or shares pursuant to it; and
- the basis for determining the adjustment of the matching share award granted under the scheme following any increase or variation in the share capital of the company

cannot be amended to the advantage of Tim Weller without the prior approval of the shareholders in a general meeting (except for minor amendments to benefit the administration of the long-term incentive scheme, to take into account any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Tim Weller or the company or members of its group).

The benefits to Tim Weller under the scheme are not pensionable. The company believes that this arrangement and particularly the time period it relates to, which extends beyond the implementation of the next regulatory reviews, is a forceful alignment of interests between Tim Weller and shareholders. The matched award of 39,000 shares was made to Tim Weller on 14 February 2007. Details of his scheme interest are shown in table 30.

**Table 30: Tim Weller's continuing scheme interests in the matched share investment scheme (audited information)**

| | | | Award details | | Contingent scheme interest at 1 April 2006 | | Contingent scheme interest awarded during the year | | Contingent scheme interest at 31 March 2007 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Award date | Retention period | Market price of a share at award pence | No. of shares | Value £'000 | No. of shares | Value £'000 | No. of shares | Value £'000 | No. of shares | Value £'000 |
| 14.2.07 | 1.7.06 to 30.6.11 | 772.5 | 39,000 | 301.3 | – | – | 41,484 | 318.8 | 41,484 | 313.4 |

Notes:

- The market price of a share at award is the mid-market price of a share at close of business on the award date.
- The contingent scheme interest awarded during the year comprises the initial award of 39,000 shares and 2,484 shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2007 has been calculated using the mid-market price of a share of 755.5 pence at close of business on 30 March 2007.

Special long-term incentive scheme for Charlie Cornish

In order to facilitate his retention up to and beyond the next regulatory reviews, a special long-term incentive scheme has been introduced for Charlie Cornish. He is the sole participant. Under the scheme an award equal in value to his annual salary was granted to Charlie Cornish on 16 March 2007. The award is in the form of an option over 47,027 shares.

The principal terms are:

- the exercise price payable under the option shall be zero;
- in normal circumstances, the option will be capable of being exercised by Charlie Cornish at the end of a four-year performance period from 1 April 2006 to 31 March 2010 provided that he remains an employee within the group for the whole of the four-year period;
- the number of shares subject to the award will be increased by the notional reinvestment of dividends payable on them during and until the date that the award vests after the end of the four-year performance period;
- the number of shares over which the option may be exercised will depend upon the extent to which the performance conditions attached to the award have been satisfied over the four-year performance period;
- the performance conditions are the same as those set out for the operational performance conditions for the 2007 award under the proposed matching share award plan disclosed in this report, including the facility to waive, vary or replace any or all of the targets and/or measures if an event occurs which causes the remuneration committee reasonably to consider that the targets and/or measures are no longer appropriate;
- in the event that Charlie Cornish ceases to be an employee because of death, ill health or redundancy or for any reason at the discretion of the trustee, at any time during the performance period, the award may be exercised at the trustee's discretion and the number of shares over which the award may be exercised will depend upon the extent to which the trustee determines the performance conditions (amended or otherwise) have been achieved and the number of shares may also be reduced on a time pro-rating basis. If there is a change of control or voluntary winding up of the company the award may be exercised over such number of shares determined by reference to the extent to which the performance conditions have been satisfied and any time pro-rating reduction which may be applied. If there is a reconstruction or demerger, the trustee may vary the terms and/or allow the early vesting of the award having due regard to the object and purposes of the award;
- the award will be exercisable for a period of six months after the issue of a certificate by the company specifying the extent to which the performance conditions have been met following the end of the performance period and will lapse if not exercised by then. This period may be extended if Charlie Cornish is prevented from exercising because of restrictions in place under the model code operated by the company. The company shall arrange for such certificate to be issued within nine months after the end of the performance period;
- the award is not capable of assignment and, until it is exercised, Charlie Cornish will have no right to vote in respect of the shares subject to the award;
- shares transferred pursuant to the exercise of the award will rank pari passu in all respects with the shares in the company already in issue; and in the event of any increase or variation in the share capital of the company, the remuneration committee may recommend such adjustment to the award as it considers reasonable.

The provisions under the scheme for Charlie Cornish which relate to:

- the person to whom the award may be made;
- the limits on the number of shares which may be used under the scheme;
- the maximum entitlement of Charlie Cornish;
- the basis for determining Charlie Cornish's entitlement to the award or shares pursuant to it; and
- the basis for determining the adjustment of the award granted under the scheme following any increase or variation in the share capital of the company cannot be amended to the advantage of Charlie Cornish without the prior approval of the shareholders in general meeting (except for minor amendments to benefit the administration of the long-term incentive scheme, to take into account any change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for Charlie Cornish or the company or members of its group). The benefits to Charlie Cornish under the scheme are not pensionable. Details of Charlie Cornish's scheme interest are shown in table 31.

**Table 31: Charlie Cornish's continuing scheme interests in his special long-term incentive scheme (audited information)**

| | | | Award details | | Contingent scheme interest at 1 April 2006 | | Contingent scheme interest awarded during the year | | Contingent scheme interest at 31 March 2007 | |
|---|---|---|---|---|---|---|---|---|---|---|
| Award date | Performance period | Market price of a share at award pence | No. of shares | Value £'000 | No. of shares | Value £'000 | No. of shares | Value £'000 | No. of shares | Value £'000 |
| 16.3.07 | 1.4.06 to 31.3.10 | 723.0 | 47,027 | 340.0 | – | – | 50,022 | 361.1 | 50,022 | 377.9 |

**Notes:**

- The market price of a share at award is the mid-market price of a share at close of business on the day before the award date.
- The contingent scheme interest awarded during the year comprises the initial award of 47,027 shares and 2,995 shares added in respect of notional dividends payable on the shares during the year.
- The value of contingent scheme interest awarded during the year is the value of the initial award plus the value of notional dividends payable during the year.
- The value of the contingent scheme interest at 31 March 2007 has been calculated using the mid-market price of a share of 755.5 pence at close of business on 30 March 2007.

**Pension arrangements**

Several pension schemes operate within the group. The group, with trustee agreement where required, has made the rule changes necessary to ensure that the schemes qualify as registered pension schemes under the new legislative regime. The executive directors are all members of the United Utilities Pension Scheme (UUPS).

The remuneration committee recognises that pension is an important but potentially costly element of remuneration. Decisions have previously been made to close entry to the defined benefit section of UUPS to newly recruited directors and other senior executives, not to introduce any new unfunded unapproved arrangements to provide pension benefits above those approved by HM Revenue & Customs and to close entry to the defined benefit executive section (which provides enhanced benefits for existing scheme members).

Newly recruited executive directors may join the defined contribution section of UUPS. They may make a regular contribution of up to seven per cent of basic pay and may make additional voluntary contributions. The company contributes up to 25 per cent of basic pay.

When scheme members reach the lifetime allowance they are given the choice of continuing to accrue benefits within the pension scheme (and pay the higher tax charge for which no compensation will be paid) or be paid a cash allowance instead of accruing further pension benefits. The cash allowances are calculated as a percentage of salary and do not exceed the cost of the company's pension contributions. A cash allowance of 12 per cent is payable in lieu of the standard defined contribution rate of 14 per cent, 22 per cent in lieu of the enhanced defined contribution rate of 25 per cent and 25 per cent in lieu of the company's contribution for members in the defined benefit section of the pension scheme. As at 31 March 2007, no executive had taken the cash alternative.

Directors' regular contribution rates are levied on their pensionable pay, provided the amount for the year, when added to the company's contribution, does not exceed the annual allowance.

During the year the company made available to all members of the company's pension schemes, the opportunity to participate in a 'salary sacrifice' arrangement. The arrangement allows pension scheme members to cease making their regular pension contributions. Their gross salary is correspondingly reduced by the value of the regular contributions they would have made to the pension scheme. For members of the defined contribution section, the company makes an additional contribution equal to the regular contribution that would have been paid by the member. The arrangement does not affect accrued or the future accrual of benefits for members of defined benefit plans.

Directors' pension arrangements

Philip Green, Charlie Cornish and Tim Weller are members of the defined contribution section. Prior to participating in the salary sacrifice arrangement, Philip Green's regular contribution rate was three per cent of basic salary. The company contributed six per cent of basic salary to the pension scheme and an additional 19 per cent to his private pension plan. Charlie Cornish and Tim Weller contributed seven per cent and the company 25 per cent of their basic salary to the pension scheme. The normal pension age is 65.

Simon Batey's, Tom Drury's and Gordon Waters' pension arrangements fell within the defined benefit section which is now closed to new executives. The scheme provides a pension for them on normal retirement at age 60 based on a maximum accrual rate of 1/30th of pensionable earnings for each completed year of service. The maximum pension is two thirds of pensionable earnings. Early retirement is possible from age 50 if the company agrees. In the event of early retirement, pension benefits are actuarially reduced. The regular contribution rate to the scheme for Simon Batey was five per cent and for Tom Drury and Gordon Waters six per cent of their pensionable pay. Simon Batey, Tom Drury and Gordon Waters participated in the company's salary sacrifice scheme. They, therefore, all ceased making regular contributions to the pension scheme.

Pension benefits are calculated on basic salary only. Tom Drury and Gordon Waters previously had a contractual entitlement to a pensionable bonus. Their bonus is no longer pensionable. To partially offset the reduction in their pensionable pay calculation, their pension benefits are based on notional pensionable pay of 1.225 and 1.3 times their basic pay respectively.

Employer funded retirement benefit scheme (EFRBS)

Arising from previous policy, the company had in place unfunded unapproved arrangements (now known as employer funded retirement benefit schemes) for Simon Batey, Tom Drury and Gordon Waters (and a limited number of other senior executives), the intention of which was to provide pension benefits calculated on the same basis as for executives whose pensionable earnings were not limited by the former earnings cap.

The committee decided to offer to deferred pensioners and those in receipt of pension benefits the option to transfer within three months from 6 April 2006 part or all of their unfunded arrangement to the registered pension scheme. Those in receipt of pension benefits were also offered until 6 July 2006 the facility to exchange their ongoing unfunded benefits for a cash lump sum. During the year this offer was extended to current executives and deferred members with EFRBS arrangements.

Current executives with unfunded arrangements (all of whom were members of the defined benefit section of UUPS) were given the choice of transferring the value of part or all of their accrued unfunded benefit into the registered pension scheme or to retain it under the EFRBS or to exchange it for a cash lump sum. They were also given the choice of whether all future pension accrual should be within the registered scheme, or whether any benefits generated in excess of the lifetime allowance should accrue under EFRBS.

At 31 March 2007, there were eight EFRBS arrangements in place. One related to a current executive, two to deferred pensioners and five to pension benefits in payment. Further information on payments made during the year and the total cost of the unfunded arrangements is given in note 19 to the accounts.

### Directors' accrued pension benefits

The pension benefits earned during the year by directors who were members of the defined benefit section of the pensions scheme are shown in table 32.

During the year ended 31 March 2007, the company paid contributions totalling £182,349 (2005/06: £nil) to the defined contribution section of the pension scheme and to a personal pension plan for Philip Green in respect of 2006/07. Contributions totalling £96,900 (2005/06: £56,875) for Charlie Cornish and £85,073 (2005/06: £nil) for Tim Weller were made to the defined contribution section of the pension scheme. These figures include amounts of £12,163, £11,900 and £16,333 respectively for Philip Green, Charlie Cornish and Tim Weller in substitution for their regular pension scheme contributions and for which there was a corresponding reduction in the amounts shown as their gross salaries in table 16. In addition, contributions totalling £24,442 were made in respect of 2005/06 for the period of Philip Green's employment during that year.

### Contracts of service and compensation for termination

The company's policy is that the executive directors normally have one-year notice periods. The company may offer a longer notice period if it considers that necessary to recruit a new director. If it offers an initial notice period of more than one year, it will usually reduce that to a rolling one-year notice period after the initial period has expired. At 31 March 2007, all current executive directors had one-year notice periods.

Contracts terminate automatically upon the director reaching age 65 unless the company agrees that a director may continue to work after attaining that age. No special arrangements apply if there is a change of control.

As at 31 March 2007, service contracts did not provide explicitly for termination payments (other than for holidays due but not taken), liquidated damages or payments in lieu of notice. If a contract is to be terminated, the remuneration committee will, in each circumstance, determine the compensation that will be paid, normally by reference to fixed elements of remuneration and the notice period. There is no automatic entitlement to payments under the annual bonus or performance share plan. Any annual bonus payment is at the discretion of the company. Performance share plan vesting is at the discretion of the trustees based on a recommendation from the remuneration committee and an award will not normally vest unless the termination is for a 'good leaver' reason such as retirement or because of ill health, or there are other special circumstances. Payments are then pro-rated and subject to the performance conditions on which awards were granted (modified if appropriate) being satisfied.

The committee will apply such mitigation it considers is fair and reasonable. It will take into account the best practice provisions of the Combined Code and will take legal advice on the company's liability to pay compensation. Its policy is to take a robust line on reducing compensation. It may phase payments to reflect a departing employee's obligation to mitigate loss. The committee reviews this policy each year. No changes were made during the year. However, after the end of the year, the committee reviewed its policy on compensation for termination and introduced a liquidated damages provision for future contracts.

Simon Batey left the company on 31 July 2006. Details of his leaving arrangements were disclosed in the 2006 remuneration report, except for the benefit arising from calculating his pension

**Table 32: Executive directors' pension benefits (defined benefit scheme) (audited information)**

| | Accumulated total accrued pension at 1 April 2006 | | Pension accrued during the year | | | | Accumulated total accrued pension at 31 March 2007 | |
|---|---|---|---|---|---|---|---|---|
| | £'000 p.a. | Transfer value £'000 | Increase net of inflation(1) £'000 p.a. | Director's contributions £'000 | Transfer value of net increase(2) £'000 | Total change in transfer value(3) £'000 | £'000 p.a. | Transfer value £'000 |
| Simon Batey | 72.2 | 1,161.4 | 11.7 | 15.5 | 176.8 | 211.2 | 84.6 | 1,388.1 |
| Tom Drury | 123.3 | 1,524.3 | 7.4 | 23.2 | 67.9 | 135.4 | 136.1 | 1,682.9 |
| Gordon Waters | 132.4 | 2,651.0 | 12.7 | 18.4 | 240.5 | 381.7 | 149.1 | 3,051.1 |

**Notes:**

- Pension accruals shown are the amounts that would be paid annually on retirement based on service to the end of the year, or date of leaving employment or death if earlier.
- Transfer values have been calculated in accordance with version 8.1 of guidance note GN11 issued by the actuarial profession.
- The transfer value of the net increase in pension (2) represents the incremental value to the director of his service during the year, calculated on the assumption that service terminated at the year end, or at the date of leaving employment or death if earlier. It is based on the accrued pension increase net of inflation (1) and is calculated after deducting the director's contribution and/or salary sacrifice.
- The total change in the transfer value (3) includes the effect of fluctuations in the transfer value due to factors beyond the control of the company and directors, such as stock market movements. It is calculated after deducting the director's contribution.
- The transfer value represents a liability of the company to make pension payments in the future but not a sum paid to the individual.
- Simon Batey left the company on 31 July 2006. The increase in his accrued pension net of inflation of £11,716 a year includes £6,673 a year in respect of an augmentation to his deferred pension granted by the company as part of the compensation for his loss of office. The transfer value of the net increase in pension accrued of £176,843 includes the value of the augmentation of £109,530.
- Simon Batey, Tom Drury and Gordon Waters participated in the company's 'salary sacrifice' scheme. Instead of making member contributions to the pension scheme, their gross salaries disclosed in table 16 were reduced by the respective amounts shown as directors' contributions in table 32. These amounts are equivalent to what would have been their member contributions, based on their pensionable pay.
- Voluntary contributions paid by directors and resulting benefits are not shown.
- Gordon Waters died on 24 December 2006.

on service to 31 January 2007 i.e. as if he had worked for the company until the end of his notice period. This information (which was not available at the time of last year's report) is included in the notes to table 32 on page 67.

Tom Drury was the managing director of Vertex Data Science Limited. He left the group on 31 March 2007 following the disposal of that company. After mitigation, he received a payment of £329,712 as compensation for loss of office. No allowance was made for loss of pension benefit accrual or loss of other benefits. Details of directors' contracts as at 31 March 2007 are set out in table 33.

**Table 33: Executive directors' service contracts as at 31 March 2007**

| | Date of contract | Unexpired term (to 65th birthday) | Notice period |
|---|---|---|---|
| Philip Green | 13.02.06 | 12.05.18 | 12 months (rolling) |
| Tim Weller | 01.07.06 | 08.06.28 | 12 months (rolling) |
| Charlie Cornish | 05.01.04 | 30.11.24 | 12 months (rolling) |
| Tom Drury | 09.05.05 | – | 12 months (rolling) |

Notes:

- Tom Drury left the company on 31 March 2007.
- No explicit contractual compensation for early termination (other than payment for outstanding holidays).

Paul Capell joined the company and was appointed to the board on 1 May 2007. His salary is £350,000 a year. As at the date of this report, he was not a member of the pension scheme. His contract has an unexpired term to 20 January 2022 (his 65th birthday) and provides for an initial notice period of 24 months, reducing to 12 months (rolling) after one year's service. The contract contains a liquidated damages provision whereby if it is terminated other than for specified causes related to misconduct or capability, the company will make an initial lump sum payment equivalent to one half of his notice entitlement in relation to his basic salary, employer pension contribution and car allowance payable under his contract. In addition he will receive further payments by instalments which in total will equate to the remaining half of his notice entitlement in relation to his basic salary, employer pension contribution and car allowance. The instalments will be made monthly beginning seven months from the date of termination of his employment and ceasing on the first anniversary of his termination date. The amount of the monthly payment will be reduced by the value of any salary, pension contribution and car allowance earned by him in new paid employment in that month.

### Non-executive directorships

The company recognises that its executive directors may be invited to become non-executive directors of companies outside the group and exposure to such non-executive duties can broaden experience and knowledge, which will be to the benefit of the company. Subject to board approval (which will not be given if the proposed appointment is with a competing company, would otherwise lead to a conflict of interest or could have a detrimental effect on a director's performance), executive directors are allowed to accept one non-executive directorship and to retain the fee. Simon Batey served as a non-executive director of Arriva plc, for which he earned and retained a fee of £13,333 from the start of the year up to his resignation on 31 July 2006. Simon Batey also represented the group as a non-executive director of THUS Group plc due to the group's investment in this company. This directorship was unpaid. On 17 November 2006, Tim Weller resigned from his non-executive directorship of Stanley Leisure plc. From the date of his appointment to the board of United Utilities PLC to the date of his resignation Mr Weller earned and retained £10,333 in respect of this directorship. Philip Green was appointed as a non-executive director of Lloyds TSB Bank plc on 10 May 2007.

### Employee share schemes

The board believes that share ownership is an effective way of strengthening employees' involvement in the development of the business and bringing together their interests and those of shareholders. It offers employees the opportunity to build up a shareholding in the group.

The main all-employee scheme is the Inland Revenue approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the company introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

Grants have also been made to employees through the SAYE share option savings scheme, 'ShareSave', whereby an employee is granted an option to buy shares at the end of a three or five-year term during which they can save up to £250 each month from their net pay. The option price is fixed at a price not lower than 20 per cent below the market price at the date of grant. The number of shares that can be bought is determined by the amount saved by the employee over the term. In addition to the executive directors, a limited number of senior executives also have the opportunity to acquire shares by participating in the group's performance share plan. This plan has replaced the grant of executive share options. Further information on the operation of the group's share schemes can be found in note 26 to the accounts on page 114.

Approved by the board of directors on 4 June 2007 and signed on its behalf by

**David Jones**
Remuneration committee chairman

**Independent auditors' report to the members of United Utilities PLC**

We have audited the group and parent company financial statements (the 'financial statements') of United Utilities PLC for the year ended 31 March 2007 which comprise the consolidated income statement, the consolidated and parent company balance sheets, the consolidated and parent company cashflow statements, the consolidated and parent company statements of recognised income and expense, statement of accounting policies and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

**Respective responsibilities of directors and auditors**

The directors' responsibilities for preparing the annual report, the directors' remuneration report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the part of the directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the directors' report is consistent with the financial statements.

The information given in the directors' report includes the information supplied in the chairman's and chief executive officer's reviews and the business review as cross-referenced from the business review section of the directors' report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the annual report as described in the contents section and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any further information outside the annual report.

**Basis of audit opinion**

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

**Opinion**

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 March 2007 and of its profit for the year then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent company's affairs as at 31 March 2007;
- the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985 and, as regards the group financial statements, Article 4 of the IAS Regulation; and
- the information given in the directors' report is consistent with the financial statements.

**Deloitte & Touche LLP**
Chartered Accountants and Registered Auditors
Manchester, England

4 June 2007

# Consolidated income statement

for the year ended 31 March

| *Continuing operations* | Note | 2007 £m | 2006 £m |
|---|---|---|---|
| **Revenue** | 1 | **2,323.0** | 2,086.0 |
| Other income | | **22.2** | 21.1 |
| Employee benefits expense | 2 | **(280.3)** | (257.3) |
| Depreciation and amortisation expense | 3 | **(288.5)** | (282.8) |
| Infrastructure renewals expenditure | | **(101.2)** | (70.6) |
| Other operating costs | | **(847.7)** | (766.9) |
| **Total operating expenses** | | **(1,495.5)** | (1,356.5) |
| **Operating profit** | 1, 3 | **827.5** | 729.5 |
| Investment income | 4 | **138.2** | 68.5 |
| Finance expense | 5 | **(308.4)** | (352.9) |
| Investment income and finance expense | | **(170.2)** | (284.4) |
| Share of results of associated company | 13 | **18.7** | – |
| **Profit before taxation** | | **676.0** | 445.1 |
| Taxation | 6 | **(175.3)** | (122.0) |
| Profit for the year from continuing operations | | **500.7** | 323.1 |
| *Discontinued operations* | | | |
| Loss for the period from discontinued operations | 7 | **(67.2)** | (114.9) |
| **Profit for the year** | | **433.5** | 208.2 |
| **Attributable to:** | | | |
| Equity holders of the company | | **433.5** | 207.9 |
| Minority interest | | **–** | 0.3 |
| | | **433.5** | 208.2 |
| Earnings per share | 9 | | |
| From continuing and discontinued operations | | | |
| Basic | | **49.4p** | 24.3p |
| Diluted | | **49.2p** | 24.2p |
| From continuing operations | | | |
| Basic | | **57.1p** | 37.8p |
| Diluted | | **56.9p** | 37.6p |

The results of the group's business process outsourcing business, Vertex, have been disclosed within discontinued operations in 2007 (see note 7). Corresponding amounts for 2006 have been re-presented accordingly.

Operating profit and investment income for 2006 have been re-presented, as the group has changed its presentation of interest income and expenditure associated with its defined benefit pension schemes (see note 4).

# Balance sheets

at 31 March

| | Note | Group 2007 £m | Group 2006 £m | Company 2007 £m | Company 2006 £m |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Property, plant and equipment | 10 | **8,894.6** | 8,543.9 | **0.6** | 0.8 |
| Goodwill | 11 | **5.0** | 153.1 | **–** | – |
| Other intangible assets | 12 | **115.5** | 236.2 | **–** | – |
| Investments | 13 | **201.8** | 170.7 | **5,268.3** | 5,501.7 |
| Trade and other receivables | 15 | **21.6** | 22.0 | **–** | – |
| Retirement benefit surplus | 19 | **62.2** | 19.3 | **10.1** | – |
| Deferred tax asset | 20 | **–** | – | **7.3** | 7.4 |
| Derivative financial instruments | 18 | **15.2** | 40.8 | **–** | – |
| | | **9,315.9** | 9,186.0 | **5,286.3** | 5,509.9 |
| **Current assets** | | | | | |
| Inventories | 14 | **24.3** | 28.2 | **–** | – |
| Trade and other receivables | 15 | **418.2** | 490.1 | **993.6** | 1,130.6 |
| Investments | 13 | **38.5** | 29.7 | **–** | – |
| Cash and short-term deposits | 16 | **2,403.3** | 1,513.5 | **336.7** | 120.4 |
| Derivative financial instruments | 18 | **61.0** | 48.9 | **18.8** | – |
| | | **2,945.3** | 2,110.4 | **1,349.1** | 1,251.0 |
| **Total assets** | | **12,261.2** | 11,296.4 | **6,635.4** | 6,760.9 |
| **LIABILITIES** | | | | | |
| **Non-current liabilities** | | | | | |
| Trade and other payables | 22 | **(414.3)** | (383.7) | **–** | – |
| Borrowings | 17 | **(4,854.9)** | (5,081.1) | **(765.2)** | (880.9) |
| Retirement benefit obligations | 19 | **–** | – | **–** | (1.2) |
| Deferred tax liabilities | 20 | **(1,550.8)** | (1,426.6) | **–** | – |
| Provisions | 21 | **(30.4)** | (16.6) | **(12.5)** | – |
| Derivative financial instruments | 18 | **(173.5)** | (57.6) | **(100.1)** | (32.7) |
| | | **(7,023.9)** | (6,965.6) | **(877.8)** | (914.8) |
| **Current liabilities** | | | | | |
| Trade and other payables | 22 | **(749.2)** | (855.1) | **(502.5)** | (550.8) |
| Borrowings | 17 | **(1,509.5)** | (619.1) | **(928.0)** | (478.2) |
| Current income tax liabilities | | **(168.0)** | (112.8) | **–** | – |
| Provisions | 21 | **(8.5)** | (36.5) | **(2.0)** | – |
| Derivative financial instruments | 18 | **(67.3)** | (76.4) | **(7.3)** | (5.8) |
| | | **(2,502.5)** | (1,699.9) | **(1,439.8)** | (1,034.8) |
| **Total liabilities** | | **(9,526.4)** | (8,665.5) | **(2,317.6)** | (1,949.6) |
| **Total net assets** | | **2,734.8** | 2,630.9 | **4,317.8** | 4,811.3 |
| **EQUITY** | | | | | |
| **Capital and reserves attributable to equity holders of the company** | | | | | |
| Share capital | 23 | **879.8** | 875.4 | **879.8** | 875.4 |
| Share premium account | 23 | **1,421.9** | 1,407.8 | **1,421.9** | 1,407.8 |
| Revaluation reserve | 23 | **158.8** | 158.8 | **–** | – |
| Treasury shares | 23 | **(0.3)** | (0.3) | **(0.3)** | (0.3) |
| Cumulative exchange reserve | 23 | **(4.2)** | 2.2 | **(1.7)** | 5.2 |
| Retained earnings | 23 | **278.8** | 185.3 | **2,018.1** | 2,523.2 |
| **Shareholders' equity** | | **2,734.8** | 2,629.2 | **4,317.8** | 4,811.3 |
| **Minority interest** | | **–** | 1.7 | **–** | – |
| **Total equity** | | **2,734.8** | 2,630.9 | **4,317.8** | 4,811.3 |

Approved by the board of directors on 4 June 2007 and signed on its behalf by:

**Sir Richard Evans**
Chairman

**Tim Weller**
Chief financial officer

# Statements of recognised income and expense

for the year ended 31 March

| | | Group | | Company | |
|---|---|---|---|---|---|
| | Note | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Actuarial gains/(losses) on defined benefit pension schemes | 19, 23 | **46.5** | 119.2 | **(21.4)** | 5.2 |
| Revaluation of investments | 13, 23 | **8.9** | 14.6 | **-** | - |
| Fair value gain/(loss) on cashflow hedges | 23 | **2.8** | (0.9) | **-** | - |
| Foreign exchange adjustments | 23 | **(6.4)** | (1.5) | **(6.9)** | 4.1 |
| Tax on items taken directly to equity | 23 | **(14.8)** | (35.6) | **6.4** | (1.6) |
| **Net income/(expense) recognised directly in equity** | | **37.0** | 95.8 | **(21.9)** | 7.7 |
| Profit/(loss) for the year | | **433.5** | 208.2 | **(106.7)** | 315.0 |
| **Total recognised income and expense for the year** | | **470.5** | 304.0 | **(128.6)** | 322.7 |

| | | |
|---|---|---|
| **Attributable to:** | | |
| Equity holders of the company | **470.5** | 303.7 |
| Minority interest | **-** | 0.3 |
| | **470.5** | 304.0 |

# Cashflow statements

for the year ended 31 March

| | Note | Group 2007 £m | Group 2006 £m | Company 2007 £m | Company 2006 £m |
|---|---|---|---|---|---|
| **Operating activities** | | | | | |
| Cash generated from/(used in) operations | 28 | **1,035.8** | 997.2 | **62.2** | (25.3) |
| Interest paid | | **(385.3)** | (345.0) | **(81.2)** | (66.5) |
| Interest received and similar income | | **111.6** | 66.2 | **13.6** | 12.5 |
| Tax paid | | **(35.2)** | (2.5) | **(30.6)** | – |
| **Net cash generated from/(used in) operating activities (continuing operations)** | | **726.9** | 715.9 | **(36.0)** | (79.3) |
| **Net cash generated from/(used in) operating activities (discontinued operations)** | 28 | **28.4** | (4.5) | **–** | – |
| | | **755.3** | 711.4 | **(36.0)** | (79.3) |
| **Investing activities** | | | | | |
| Acquisition of subsidiaries (net of cash and cash equivalents acquired) | 24 | **–** | – | **–** | (25.3) |
| Financial restructuring of subsidiaries | | **–** | – | **–** | (559.0) |
| Disposal of subsidiaries | 7, 28 | **206.4** | – | **227.6** | – |
| Purchase of investments | | **–** | (85.3) | **–** | – |
| Purchase of property, plant and equipment | | **(659.3)** | (598.1) | **–** | – |
| Purchase of other intangible assets | | **(5.9)** | (31.6) | **–** | – |
| Proceeds from sale of property, plant and equipment | | **34.3** | 29.1 | **–** | – |
| Financial restructuring of joint ventures | | **–** | 13.2 | **–** | – |
| **Net cash (used in)/generated from investing activities (continuing operations)** | | **(424.5)** | (672.7) | **227.6** | (584.3) |
| **Net cash used in investing activities (discontinued operations)** | | **(20.7)** | (106.5) | **–** | – |
| | | **(445.2)** | (779.2) | **227.6** | (584.3) |
| **Financing activities** | | | | | |
| Proceeds from issue of ordinary shares | 23 | **18.5** | 528.3 | **18.5** | 528.3 |
| Proceeds from structured financing | | **81.4** | – | **–** | – |
| Proceeds from borrowings | | **1,700.8** | 943.8 | **629.9** | 458.6 |
| Repayment of borrowings | | **(825.4)** | (472.6) | **(236.4)** | (212.1) |
| Dividends paid to equity holders of the company | | **(387.3)** | (344.7) | **(387.3)** | (344.7) |
| **Net cash generated from financing activities (continuing operations)** | | **588.0** | 654.8 | **24.7** | 430.1 |
| **Net cash used in financing activities (discontinued operations)** | | **(7.7)** | (0.7) | **–** | – |
| | | **580.3** | 654.1 | **24.7** | 430.1 |
| Effects of exchange rate changes (continuing operations) | | **6.4** | (8.0) | **–** | – |
| **Net increase/(decrease) in cash and cash equivalents (continuing operations)** | | **896.8** | 690.0 | **216.3** | (233.5) |
| **Net decrease in cash and cash equivalents (discontinued operations)** | | **–** | (111.7) | **–** | – |
| Cash and cash equivalents at beginning of the year | 16 | **1,443.9** | 865.6 | **120.4** | 353.9 |
| Cash and cash equivalents at end of the year | 16 | **2,340.7** | 1,443.9 | **336.7** | 120.4 |

The principal accounting policies adopted in the preparation of these financial statements are set out below.

**a) Basis of preparation**

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted for use in the European Union (EU), including International Accounting Standards (IAS) and Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

The financial statements have been prepared on the historical cost basis, except for the revaluation of financial instruments.

The preparation of financial statements, in conformity with generally accepted accounting principles (GAAP) under IFRS, requires management to make estimates and assumptions that affect the amounts of assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from these estimates.

**b) Basis of consolidation**

The group financial statements consolidate the financial statements of the company and entities controlled by the company (its subsidiaries), made up to 31 March each year, and incorporate the results of its share of jointly controlled entities using proportionate consolidation.

The results of subsidiaries and joint ventures acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used under the relevant local GAAP into line with those used by the group.

Subsidiaries

Control is achieved where the company has the power to govern the financial and operating policies, generally accompanied by a shareholding of more than one half of the voting rights, of an investee entity so as to obtain benefits from its activities.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired is credited to the income statement in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised. Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associates

An associate is an entity over which the group, either directly or indirectly, is in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies of the entity. Associates are accounted for using the equity method. Losses of an associate in excess of the group's interest in the associate are not recognised, except to the extent that the group has incurred obligations in respect of the associate. Unrealised profits and losses recognised by the group on transactions with an associate are eliminated to the extent of the group's interest in the associate concerned.

Joint ventures

Joint ventures are entities in which the group holds an interest on a long-term basis and which are jointly controlled with one or more parties under a contractual arrangement. The group's share of joint venture income, expenses, assets, liabilities and cashflows are included in the consolidated financial statements on a proportionate consolidation basis using the same accounting methods as adopted for subsidiaries.

**c) Non-current assets held for sale**

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

**d) Intangible assets**

**Goodwill**

Goodwill arising on consolidation is recognised as an asset.

Following initial recognition, goodwill is subject to impairment reviews, at least annually, and measured at initial value less accumulated impairment losses. Any impairment is recognised immediately in the income statement and is not subsequently reversed.

On disposal of a subsidiary, or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Other intangible assets

Other intangible assets are measured initially at cost and are amortised on a straight-line basis over their estimated useful lives. Carrying amount is reduced by any provision for impairment where necessary.

On a business combination, as well as recording separable intangible assets already recognised in the balance sheet of the acquired entity at their fair value, identifiable intangible assets that arise from contractual or other legal rights are also included in the acquisition balance sheet at fair value.

Amortisation periods for categories of intangible assets are:

Computer software 3-10 years
Other intangible assets 2-20 years

#### e) Property, plant and equipment

Property, plant and equipment comprises infrastructure assets (mains, sewers, impounding and pumped raw water storage reservoirs, dams, sludge pipelines and sea outfalls) and other assets (including properties, overground plant and equipment and electricity operational assets).

##### Water and wastewater infrastructure assets

Infrastructure assets comprise a network of water and wastewater systems. Expenditure on the infrastructure assets relating to increases in capacity or enhancements of the network are treated as additions. Amounts incurred in maintaining the operating capability of the network in accordance with defined standards of service are expensed in the year in which the expenditure is incurred. Infrastructure assets are depreciated by writing off their deemed cost, less the estimated residual value, evenly over their useful lives, which range from 15 to 300 years.

Employee costs incurred in implementing the capital schemes of the group are capitalised within infrastructure assets.

##### Other assets

All other property, plant and equipment is stated at historical cost less accumulated depreciation.

Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Freehold land and assets in the course of construction are not depreciated. Other assets are depreciated by writing off their cost less their estimated residual value evenly over their estimated useful lives, based on management's judgement and experience, which are principally as follows:

Buildings 30-60 years
Operational assets 5-80 years
Fixtures, fittings, tools and equipment 3-40 years

Depreciation methods, residual values and useful lives are reassessed annually and, if necessary, changes are accounted for prospectively.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in income.

#### f) Impairment of tangible and intangible assets excluding goodwill

Intangible assets with definite useful lives and property, plant and equipment are reviewed for impairment at each reporting date to determine whether there is any indication that those assets may have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where the asset does not generate cashflows that are independent from other assets, the group estimates the recoverable amount of the cash generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell, and value in use. Value in use represents the net present value of expected future cashflows discounted on a pre-tax basis using a rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cashflows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash generating unit) is reduced to its recoverable amount. Impairment losses in respect of non-current assets are recognised in the income statement within operating costs.

Where an impairment loss subsequently reverses, the reversal is recognised in the income statement and the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but not so as to exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years.

#### g) Financial instruments

Financial assets and financial liabilities are recognised on the group's balance sheet when the group becomes a party to the contractual provisions of the instrument.

##### Cash and short-term deposits

Cash and short-term deposits include cash at bank and in hand, deposits and other short-term highly liquid investments which are readily convertible into known amounts of cash, have a short maturity of three months or less from the date of acquisition and which are subject to an insignificant risk of change in value. In the consolidated cashflow statement and related notes, cash and cash equivalents include cash and short-term deposits and bank overdrafts.

##### Financial investments

Investments (other than interests in associates, subsidiaries, joint ventures and fixed deposits) are recognised and derecognised on a trade date and are initially measured at fair value, including transaction costs. Investments are classified as available-for-sale and are measured at subsequent reporting dates at fair value. Gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for the period.

##### Trade receivables

Trade receivables are stated at nominal value less allowances for estimated irrecoverable amounts.

##### Trade payables

Trade payables are stated at their nominal value.

##### Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities.

##### Equity instruments

Equity instruments issued by the group are recorded at the proceeds received, net of direct issue costs.

##### Bank borrowings

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an amortised cost basis to the income statement using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

**Derivative financial instruments and hedge accounting**

Interest rate swap agreements and financial futures are used to manage interest rate exposure, while the group enters into cross-currency swaps to manage its exposure to fluctuations in foreign exchange rates. The group does not use derivative financial instruments for speculative purposes.

All financial derivatives are recognised in the balance sheet at fair value. Changes in the fair value of all derivative financial instruments are recognised in the income statement within finance expense as they arise, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity.

Where hedge accounting has not been applied, the group may elect to designate a financial liability at inception as fair value through profit or loss provided the financial liability meets the conditions specified in IAS 39 'Financial Instruments: Recognition and Measurement'. Where possible, hedge accounting is applied.

Fair value hedges

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in profit or loss. Gains or losses from remeasuring the derivative are recognised in profit or loss.

Where changes in the fair value of a derivative differ from changes in the fair value of the hedged item attributable to the risks being hedged, the hedge ineffectiveness is recorded in the income statement within finance costs.

Hedge accounting is discontinued prospectively when the hedging instrument is sold, terminated or exercised, where the hedge relationship no longer meets the criteria for hedge accounting in accordance with IFRS, or where the hedge designation is revoked. Any adjustment that has been recognised to the hedged item, for which the effective interest rate is used, is amortised to the income statement and is based on the recalculated effective interest rate at the time at which amortisation commences.

Cashflow hedges

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cashflows are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cashflow hedge for foreign currency risk of a firm commitment results in the recognition of a non-financial asset or a liability, then, at the time the non-financial asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial recognition of the non-financial asset or liability. For hedges that do not result in the recognition of a non-financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Hedge ineffectiveness is recognised directly in the income statement within finance costs.

Hedge accounting is discontinued when the hedge designation is revoked, or the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecast transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

**Financial assets and liabilities designated at fair value through profit or loss**

The group applies this designation where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. The otherwise inconsistent accounting treatment that would have resulted allows the group to satisfy the criteria for this designation. The treatment of financial assets and liabilities designated at fair value through profit and loss is consistent with the group's documented risk management strategy.

**h) Foreign currency translation**

Transactions and balances

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. At each balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling on the balance sheet date. Gains and losses arising on retranslation are included in net profit or loss for the period. Exchange differences arising on investments in equity instruments classified as available for sale are included in the gains or losses arising from changes in fair value which are recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into forward contracts, options and other derivative instruments (see derivative financial instruments and hedge accounting in note g).

Group companies

On consolidation, the balance sheets of overseas subsidiaries and joint ventures (none of which has the currency of a hyperinflationary economy) are translated into sterling at exchange rates applicable at the balance sheet date. The income statements are translated into sterling using the average rate unless exchange rates fluctuate significantly in which case the exchange rate at the date the transaction occurred is used. Exchange differences resulting from the translation of such balance sheets at rates ruling at the beginning and end of the period, together with the differences between income statements translated at average rates and rates ruling at the period end, are dealt with as movements on the group's cumulative exchange reserve, a separate component of equity. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate. The group has elected to treat goodwill and fair value adjustments arising on acquisitions before the date of implementation of IFRS 3 'Business Combinations' (1 April 1999) as sterling denominated assets and liabilities.

**i) Borrowing costs and finance income**

All borrowing costs and finance income are recognised in the income statement in the period in which they are accrued.

**j) Construction contracts**

Where the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs, except where this would not be representative of the stage of completion. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customer.

Where the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

**k) Operating profit**
Operating profit is stated after charging operating expenses but before investment income and finance expense.

**l) Current asset investments**
Current asset investments are stated at the lower of cost and net realisable value.

**m) Taxation**
The tax expense represents the sum of current tax and deferred tax.

Current taxation
Current tax, including UK corporation tax and foreign tax, is based on the taxable profit for the period and is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

Taxable profit differs from the net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred taxation
Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences at the balance sheet date. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the temporary timing differences are expected to reverse based on tax rates and laws that have been enacted or substantially enacted at the balance sheet date.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer more likely than not that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with within equity.

**n) Employee benefits**
**Retirement benefit obligations**
The group operates two defined benefit pension schemes, which are independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the schemes are carried out as determined by the pension scheme trustees using the projected unit credit method at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

Defined benefit assets are measured at fair value while liabilities are measured at present value. The difference between the two amounts is recognised as a surplus or obligation in the balance sheet.

The cost of providing pension benefits to employees relating to the current year's service is included within the income statement within employee costs. The difference between the expected return on scheme assets and interest on scheme liabilities is included within the income statement within investment income.

All actuarial gains and losses are recognised outside the income statement in retained earnings and presented in the statement of recognised income and expense.

In addition, the group also operates defined contribution pension schemes. Payments are charged as employee costs as they fall due. The group has no further payment obligations once the contributions have been paid.

Share-based compensation arrangements
The group operates equity-settled, share-based compensation plans. In accordance with the transitional provisions, IFRS 2 'Share-based Payments' has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 April 2004.

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on estimates of the number of options that are expected to vest. Fair value is based on both simulation and binomial models, according to the relevant measures of performance.

At each balance sheet date, the group revises its estimate of the number of options that are expected to become exercisable with the impact of any revision being recognised in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

**o) Provisions**
Provisions are recognised when the group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Environmental expenditure that relates to current or future revenues is expensed or capitalised as appropriate. Expenditure that relates to an existing condition caused by past operations that does not contribute to current or future earnings is expensed. Liabilities for environmental remediation costs are recognised when there is a legal or constructive obligation, environmental assessments or clean up are probable, and the associated costs can be reliably estimated.

**p) Revenue recognition**
Revenue represents the fair value of the income receivable in the ordinary course of business for goods and services provided. Where relevant, this includes an estimate of the sales value of units supplied to customers between the date of the last meter reading and the period end, exclusive of value added tax and foreign sales tax.

The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should the group consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

**q) Grants and contributions**
Grants and contributions receivable in respect of property, plant and equipment are treated as deferred income, which is credited to the income statement over the estimated economic lives of the related assets.

**r) Leases**
Leases are classified according to the substance of the transaction. A lease that transfers substantially all the risks and rewards of ownership to the lessee is classified as a finance lease. All other leases are classified as operating leases.

Finance leases
Finance leases are capitalised in the consolidated balance sheet at their fair value or, if lower, at the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability is shown as a finance lease obligation to the lessor. Leasing repayments comprise both a capital and a finance element. Where the lease is of a fixed interest nature, the finance element is written off to the income statement so as to produce an approximately constant periodic rate of charge on the outstanding obligation. Where the lease is of a floating interest rate nature, the finance element written off to the income statement reflects the floating interest rate charge incurred during the period on the outstanding obligation. Such assets are depreciated over the shorter of their estimated useful lives and the period of the lease.

Operating leases
Operating lease rentals are charged to the income statement on a straight-line basis over the period of the lease.

**s) Critical accounting judgements and key sources of estimation uncertainty**
In the process of applying the group's accounting policies, the group is required to make certain estimates, judgements and assumptions that it believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the periods presented.

On an ongoing basis, the group evaluates its estimates using historical experience, consultation with experts and other methods considered reasonable in the particular circumstances. Actual results may differ significantly from the estimates, the effect of which is recognised in the period in which the facts that give rise to the revision become known.

The following paragraphs detail the estimates and judgements the group believes to have the most significant impact on the annual results under IFRS.

Carrying value of property, plant and equipment
The estimated useful economic lives of property, plant and equipment (PPE) are based on management's judgement and experience. When management identifies that actual useful lives differ materially from the estimates used to calculate depreciation, that charge is adjusted prospectively. Due to the significance of PPE investment to the group, variations between actual and estimated useful lives could impact operating results both positively and negatively, although historically, few changes to estimated useful lives have been required.

The group is required to evaluate the carrying values of PPE for impairment whenever circumstances indicate, in management's judgement, that the carrying value of such assets may not be recoverable. An impairment review requires management to make subjective judgements concerning the cashflows, growth rates and discount rates of the cash generating units under review.

Revenue recognition
The group recognises revenue generally at the time of delivery and when collection of the resulting receivable is reasonably assured. Should management consider that the criteria for revenue recognition are not met for a transaction, revenue recognition would be delayed until such time as the transaction becomes fully earned. Payments received in advance of revenue recognition are recorded as deferred revenue.

United Utilities North West raises bills and recognises revenue in accordance with its entitlement to receive revenue in line with the limits established by the periodic regulatory price review processes. For water and wastewater customers with water meters, the receivable billed is dependent upon the volume supplied including an estimate of the sales value of units supplied between the date of the last meter reading and the year end. Meters are read on a cyclical basis and the group recognises revenue for unbilled amounts based on estimated usage from the last billing through to the end of the financial year. The estimated usage is based on historical data, judgement and assumptions; actual results could differ from these estimates, which would result in operating revenues being adjusted in the period that the revision to the estimates is determined. For customers who do not have a meter, the receivable billed is dependent upon the rateable value of the property, as assessed by an independent rating officer.

The customers of the electricity distribution business are the electricity supply companies that utilise United Utilities Electricity's distribution network to distribute electricity from generators to the end consumer. The receivable billed is dependent upon the volume of electricity distributed, including estimates of the units distributed to customers. The estimated usage is based on historical data, judgement and assumptions. Operating revenues are gradually adjusted to reflect actual usage in the period over which the meters are read.

For the group's other businesses, revenue is recognised in line with activity and performance, normally using amounts specified in contractual obligations and when collectability is reasonably assured. In general:

- variable revenues, for example, revenues dependent upon customer volumes in the period, are recognised only when those variable activities are performed;
- performance incentives are recognised in revenue only to the extent that incentives are reasonably considered to have been earned; and

- revenue received in advance of performance is recognised as deferred income. When performance occurs, the deferred income is released and simultaneously reported as revenue.

A breakdown of revenues by segment is contained in note 1 to the consolidated financial statements.

Provision for doubtful receivables
At each balance sheet date, the company and each of its subsidiaries evaluate the collectability of trade receivables and record provisions for doubtful receivables based on experience. These provisions are based on, amongst other things, comparisons of the relative age of accounts and consideration of actual write-off history. The actual level of receivables collected may differ from the estimated levels of recovery, which could impact operating results positively or negatively.

Accounting for provisions and contingencies
The group is subject to a number of claims incidental to the normal conduct of its business, relating to and including commercial, contractual and employment matters, which are handled and defended in the ordinary course of business. The group routinely assesses the likelihood of any adverse judgements or outcomes to these matters as well as ranges of probable and reasonably estimated losses. Reasonable estimates involve judgements made by management after considering information including notifications, settlements, estimates performed by independent parties and legal counsel, available facts, identification of other potentially responsible parties and their ability to contribute, and prior experience. A provision is recognised when it is probable that an obligation exists for which a reliable estimate can be made of the obligation after careful analysis of the individual matter. The required provision may change in the future due to new developments and as additional information becomes available. Matters that either are possible obligations or do not meet the recognition criteria for a provision are disclosed, unless the possibility of transferring economic benefits is remote.

Goodwill
The group records all assets and liabilities acquired in purchase acquisitions, including goodwill, at fair value. Goodwill is not amortised but is subject, at a minimum, to annual tests for impairment. The initial goodwill recorded and subsequent impairment analyses require management to make subjective judgements concerning the fair value of cash generating units. Estimates of fair value are consistent with market information and the group's plans and forecasts.

Retirement benefits
The group operates two defined benefit schemes, one of which has a defined contribution section, which are independent of the group's finances. Actuarial valuations of the schemes are carried out as determined by the trustees at intervals of not more than three years. The pension cost under IAS 19 'Employee Benefits' is assessed in accordance with the advice of a firm of actuaries based on the latest actuarial valuation and assumptions determined by the actuary. The assumptions are based on information supplied to the actuary by the company, supplemented by discussions between the actuary and management. The assumptions are disclosed in note 19. Profit before taxation is affected by the actuarial assumptions used. These assumptions include investment returns on the schemes' assets, discount rates, pay growth and increases to pensions in payment and deferred pensions and may differ from actual results due to changing market and economic conditions and longer or shorter lives of participants.

Derivatives and borrowings
The group's default treatment is for borrowings to be carried at amortised cost, whilst derivatives are recognised separately on the balance sheet at fair value with movements in those fair values reflected through the income statement. This has the potential to introduce considerable volatility to both the income statement and balance sheet. Therefore, for fair value hedges, changes in the recognised value of hedged debt that are attributable to the hedged risk are adjusted through the income statement. In the case of cashflow hedges, movements in the fair value of derivatives are deferred within reserves until they can be recycled through the income statement to offset the future income statement effect of changes in the hedged risk. In order to apply this treatment, it must be demonstrated that the derivative has been, and will continue to be, an effective hedge of the hedged risk within the debt item. Changes in the fair value of all derivatives are recognised in the income statement, except for derivatives that are designated and effective in terms of cashflow hedging relationships, in which case the gains and losses are deferred in equity. The group applies the fair value through profit or loss option where the complexity of the swaps means that they are disallowed from being allocated in a hedge relationship despite there being significant fair value offset between the hedged item and the derivative itself. This policy is considered to be of significance due to the magnitude of the group's level of borrowings.

**Recently issued accounting pronouncements**
International Financial Reporting Standards
At the date of authorisation of these financial statements, the following relevant standards and interpretations were in issue but not yet effective. The directors anticipate that the group will adopt these standards and interpretations on their effective dates.

The directors anticipate that the adoption of the following standards will have a material impact on the group's financial statements:

- IAS 23 Amendment – 'Borrowing Costs'
  On 29 March 2007, the International Accounting Standards Board (IASB) issued a revised IAS 23 'Borrowing Costs'. The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The revised standard is effective for periods commencing on or after 1 January 2009. The group is, therefore, required to capitalise borrowing costs as part of the cost of qualifying assets from 1 April 2009.

- IFRS 7 'Financial Instruments: Disclosures'
  On 18 August 2005, the IASB issued IFRS 7 'Financial Instruments: Disclosures'. This standard adds certain new disclosures about financial instruments to those currently required by IAS 32. The standard is effective for periods commencing after 1 January 2007. As a result of the adoption of this standard, the group's disclosures regarding financial instruments will change from those currently disclosed in the financial statements.

The directors anticipate that the adoption of these standards and interpretations will have no material impact on the group's financial statements:

- IAS 1 Amendment – 'Capital Disclosures', is effective for periods commencing on or after 1 January 2007.

- IFRS 8 'Operating Segments', issued in November 2006, is effective for periods commencing on or after 1 January 2009.

- IFRIC 8 'Scope of IFRS 2', issued in January 2006, is effective for periods commencing on or after 1 May 2006 subject to endorsement by the EU.
- IFRIC 9 'Reassessment of Embedded Derivatives', issued in March 2006, is effective for periods commencing on or after 1 June 2006.
- IFRIC 10 'Interim Financial Reporting and Impairment', issued in July 2006, is effective for periods commencing on or after 1 November 2006.
- IFRIC 11 'Group and Treasury Share Transactions', issued in November 2006, is effective for periods commencing on or after 1 March 2007.
- IFRIC 12 'Service Concession Arrangements', issued in November 2006, is effective for periods commencing on or after 1 January 2008.

Interpretations in issue but not considered relevant to the activities of the group are as follows:

- IFRIC 1 'Changes in Existing Decommissioning, Restoration and Similar Liabilities'.
- IFRIC 2 'Members' Shares in Cooperative Entities and Similar Instruments'.
- IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds'.
- IFRIC 6 'Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment'.
- IFRIC 7 'Applying the Re-statement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies'.

**1 Segment reporting**

The group's revenue predominantly arises from the sale of services.

During the year, for management purposes, the group's business was divided into United Utilities North West, United Utilities Contract Solutions and Vertex, which is disclosed as a discontinued operation (see note 7). These divisions form the basis on which the following primary segment information is reported.

Since the previous financial statements, management has reviewed the appropriateness of United Utilities' segment reporting in light of the continuing evolution of the group. As a result, management identified the above segments, which it believes align the analysis more closely with the way in which the business is now managed, in accordance with IAS 14 'Segment Reporting'. The main impact has been the reclassification of the results of United Utilities Property Solutions from United Utilities Contract Solutions (formerly called Infrastructure Management) to Other activities. The 2006 segments have been re-stated for the impact of this change.

The group was also previously involved in telecommunications (Your Communications). This operation was discontinued with effect from 26 February 2006 (see note 7).

Trading between segments is carried out on an arm's length basis and transactions are priced accordingly. External market prices are used where available; where not available, margins generated are compared to those generated from external sales and adjusted where necessary.

| Year ended 31 March 2007 | United Utilities North West £m | United Utilities Contract Solutions £m | Other activities £m | Group £m |
|---|---|---|---|---|
| *Continuing operations* | | | | |
| Total revenue | 1,636.2 | 742.2 | 53.0 | 2,431.4 |
| Inter-segment revenue | (6.5) | (93.7) | (8.2) | (108.4) |
| **External revenue** | 1,629.7 | 648.5 | 44.8 | 2,323.0 |
| **Segmental operating profit** | 750.1 | 69.1 | 8.3 | 827.5 |
| Investment income | | | | 138.2 |
| Finance expense | | | | (308.4) |
| Share of results of associated company | | | | 18.7 |
| **Profit before taxation** | | | | 676.0 |
| Taxation | | | | (175.3) |
| **Profit for the year from continuing operations** | | | | 500.7 |

| Year ended 31 March 2006 (re-stated) | United Utilities North West £m | United Utilities Contract Solutions £m | Other activities £m | Group £m |
|---|---|---|---|---|
| *Continuing operations* | | | | |
| Total revenue | 1,502.9 | 654.5 | 39.9 | 2,197.3 |
| Inter-segment revenue | (8.1) | (94.4) | (8.8) | (111.3) |
| **External revenue** | 1,494.8 | 560.1 | 31.1 | 2,086.0 |
| **Segmental operating profit** | 637.5 | 68.5 | 23.5 | 729.5 |
| Investment income | | | | 68.5 |
| Finance expense | | | | (352.9) |
| **Profit before taxation** | | | | 445.1 |
| Taxation | | | | (122.0) |
| **Profit for the year from continuing operations** | | | | 323.1 |

### 1 Segment reporting continued

| Year ended 31 March 2007 | United Utilities North West £m | United Utilities Contract Solutions £m | Vertex £m | Other activities £m | Group £m |
|---|---|---|---|---|---|
| *Other information* | | | | | |
| Capital additions | 646.7 | 41.8 | 22.5 | 1.9 | 712.9 |
| Depreciation and amortisation | 259.7 | 27.3 | –* | 1.5 | 288.5 |
| *Balance sheet* | | | | | |
| Segment assets | 10,700.8 | 630.2 | – | 930.2 | 12,261.2 |
| Segment liabilities | (7,875.6) | (583.9) | – | (1,066.9) | (9,526.4) |

| Year ended 31 March 2006 | United Utilities North West £m | United Utilities Contract Solutions £m | Vertex £m | Other activities £m | Group £m |
|---|---|---|---|---|---|
| *Other information* | | | | | |
| Capital additions | 511.9 | 48.9 | 205.0 | 6.0 | 771.8 |
| Depreciation and amortisation | 265.3 | 17.5 | –* | – | 282.8 |
| *Balance sheet* | | | | | |
| Segment assets | 9,426.6 | 647.9 | 321.1 | 900.8 | 11,296.4 |
| Segment liabilities | (6,406.5) | (465.3) | (175.3) | (1,618.4) | (8,665.5) |

*Depreciation and amortisation in respect of the group's discontinued operations is disclosed in note 7.

Of the group's consolidated revenue and assets for continuing operations, greater than 90 per cent is derived from customers located in the United Kingdom, for both of the years ended 31 March 2007 and 31 March 2006, and hence no geographical analysis is presented.

### 2 Directors and employees

Directors' remuneration

| | 2007 £m | 2006 £m |
|---|---|---|
| Fees to non-executive directors | 0.6 | 0.6 |
| Salaries | 2.0 | 1.8 |
| Benefits | 1.1 | 0.1 |
| Bonus | 1.3 | 0.8 |
| Share-based payments | 0.6 | 1.0 |
| | 5.6 | 4.3 |

Benefits of £1.1 million (2006: £0.1 million) include £0.7 million (2006: £nil) in respect of compensation for loss of office.

Further information about the remuneration of individual directors and details of their pension arrangements is provided in the directors' remuneration report on pages 52 to 68.

Remuneration of key management personnel

| | 2007 £m | 2006 £m |
|---|---|---|
| Salaries and short-term employee benefits | 6.1 | 4.9 |
| Post employment benefits | 0.3 | 2.9 |
| Share-based payments | 0.9 | 2.3 |
| | 7.3 | 10.1 |

Key management personnel comprises all executive directors and certain senior managers who are members of the executive leadership team.

## 2 Directors and employees continued

Employee benefits expense

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Wages and salaries | 295.8 | 269.9 | 12.1 | 10.0 |
| Social security costs | 24.9 | 23.3 | 1.3 | 1.1 |
| Post employment benefits | 59.3 | 54.0 | 1.9 | 1.8 |
| | 380.0 | 347.2 | 15.3 | 12.9 |
| Capital schemes and charges against provisions | (99.7) | (89.9) | – | – |
| Employee benefits expense attributable to continuing operations | 280.3 | 257.3 | 15.3 | 12.9 |
| Employee benefits expense attributable to discontinued operations | 201.7 | 216.7 | – | – |
| | 482.0 | 474.0 | 15.3 | 12.9 |
| Less: employee benefits expense attributable to joint ventures | (4.7) | (4.3) | – | – |
| | 477.3 | 469.7 | 15.3 | 12.9 |

Average number of employees during the year (full time equivalent)

| | 2007 number | 2006 number |
|---|---|---|
| United Utilities North West | 4,831 | 4,775 |
| United Utilities Contract Solutions | 3,539 | 3,197 |
| Vertex (discontinued operation) | 8,277 | 8,203 |
| Your Communications (discontinued operation) | – | 653 |
| Other activities | 221 | 201 |
| | 16,868 | 17,029 |

## 3 Operating profit

The following items have been charged/(credited) to the income statement in arriving at the group's operating profit from continuing operations and the profit/(loss) from discontinued operations:

| | Continuing operations | | Discontinued operations | | Total | Total |
|---|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| **Employee benefits expense** | | | | | | |
| Employee costs (see note 2) | 280.3 | 257.3 | 201.7 | 216.7 | 482.0 | 474.0 |
| **Depreciation and amortisation expense** | | | | | | |
| Depreciation of property, plant and equipment: | | | | | | |
| Owned assets (see note 10) | 275.6 | 246.9 | 4.2 | 29.6 | 279.8 | 276.5 |
| Under finance leases (see note 10) | 1.9 | 1.7 | 0.1 | – | 2.0 | 1.7 |
| Amortisation of other intangible assets (see note 12) | 11.0 | 34.2 | 9.9 | 26.0 | 20.9 | 60.2 |
| **Other income** | | | | | | |
| Profit on disposal of property, plant and equipment | (5.8) | (4.7) | – | (0.1) | (5.8) | (4.8) |
| **Other operating costs** | | | | | | |
| Other operating leases payable: | | | | | | |
| Property | 5.5 | 3.3 | 4.9 | 8.1 | 10.4 | 11.4 |
| Plant and equipment | 1.5 | 3.2 | 0.2 | – | 1.7 | 3.2 |
| Amortisation of government grants (see note 22) | (14.0) | (11.4) | – | – | (14.0) | (11.4) |
| Research and development expenses | 2.4 | 1.9 | – | – | 2.4 | 1.9 |

### 3 Operating profit continued

During the year, the group obtained the following services from the group's auditors, at the costs detailed below:

| | 2007 £m | 2006 £m |
|---|---|---|
| Audit services: | | |
| Statutory audit | 1.1 | 0.9 |
| Audit-related regulatory reporting – other | 0.2 | 0.5 |
| Audit-related regulatory reporting – Sarbanes-Oxley preparation | 2.3 | 0.2 |
| | 3.6 | 1.6 |
| Further assurance services: | | |
| Advisory services – tax services | 0.1 | – |
| Compliance services | 0.9 | 0.9 |
| | 4.6 | 2.5 |

Compliance services relate mainly to fees for transaction support.

Included in the above statutory audit fee is £50,000 (2006: £50,000) in relation to the company.

### 4 Investment income

| | 2007 £m | 2007 £m | 2006 £m | 2006 £m |
|---|---|---|---|---|
| Interest receivable | | 82.2 | | 34.9 |
| Preference dividends receivable | | – | | 0.3 |
| Foreign exchange gains on forward contracts | | 30.9 | | 16.8 |
| Expected return on pension schemes' assets (see note 19) | 138.0 | | 122.8 | |
| Interest cost on pension schemes' obligations (see note 19) | (112.9) | | (106.3) | |
| Net pension interest income | | 25.1 | | 16.5 |
| | | 138.2 | | 68.5 |

The group has changed its presentation of interest income and expenditure associated with its defined benefit pension schemes (see note 19). The amounts were previously disclosed within employee benefits expense in arriving at operating profit, but have been reclassified to investment income in the income statement as the directors believe this provides a fairer presentation of the nature of the income and costs. Corresponding amounts for 2006 have been re-presented accordingly.

### 5 Finance expense

| | 2007 £m | 2006 £m |
|---|---|---|
| Interest payable on bank borrowings | 308.2 | 278.1 |
| Interest payable on finance leases | 2.9 | 3.5 |
| Fair value (gain)/loss on debt and derivative instruments | (2.7) | 71.3 |
| | 308.4 | 352.9 |

The group has changed its presentation of interest on swaps and interest on debt under the fair value option. The amounts were previously disclosed within interest payable on bank borrowings but have been reclassified to the fair value movement on debt and derivative instruments line as the directors believe this provides a fairer presentation of the nature of the interest. Corresponding amounts for 2006 have been re-presented accordingly.

## 6 Taxation

| *Continuing operations* | 2007 £m | 2006 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax | **123.6** | 60.2 |
| Foreign tax | **3.1** | 2.3 |
| Prior year | **(50.9)** | (13.1) |
| Deferred tax: | | |
| Current year | **79.7** | 64.6 |
| Prior year | **19.8** | 8.0 |
| Total tax charge for the year | **175.3** | 122.0 |

| *Discontinued operations* | 2007 £m | 2006 £m |
|---|---|---|
| Current tax: | | |
| UK corporation tax | **(3.4)** | (49.7) |
| Foreign tax | **1.3** | 1.1 |
| Prior year | **–** | 11.2 |
| Deferred tax: | | |
| Current year | **9.0** | (11.6) |
| Prior year | **0.9** | (16.3) |
| Total tax charge/(credit) for the period | **7.8** | (65.3) |

The tables below reconcile the notional tax charge at the UK corporation tax rate to the effective tax rate for the year:

| *Continuing operations* | 2007 £m | 2007 % | 2006 £m | 2006 % |
|---|---|---|---|---|
| Profit before tax | **676.0** | | 445.1 | |
| Adjustment for share of results of associated company | **(18.7)** | | – | |
| | **657.3** | | 445.1 | |
| Tax at the UK corporation tax rate of 30 per cent | **197.2** | **30.0** | 133.5 | 30.0 |
| Adjustments in respect of prior periods | **(31.1)** | **(4.7)** | (5.1) | (1.2) |
| Net expense/(income) not deductible/(taxable) | **9.2** | **1.4** | (6.4) | (1.4) |
| Total tax charge and effective tax rate for the year | **175.3** | **26.7** | 122.0 | 27.4 |

| *Discontinued operations* | 2007 £m | 2007 % | 2006 £m | 2006 % |
|---|---|---|---|---|
| Profit/(loss) before tax | **19.2** | | (171.1) | |
| Tax at the UK corporation tax rate of 30 per cent | **5.8** | **30.0** | (51.3) | 30.0 |
| Adjustments in respect of prior periods | **0.9** | **4.8** | (5.1) | 3.0 |
| Net expense/(income) not deductible/(taxable) | **(0.8)** | **(4.1)** | 14.5 | (8.5) |
| Total tax charge/(credit) and effective tax rate for the period on trading profit/(loss) | **5.9** | **30.7** | (41.9) | 24.5 |
| Tax on loss on disposal of discontinued operations | **1.9** | | (23.4) | |
| | **7.8** | | (65.3) | |

A current tax credit of £31.1 million (2006: £5.1 million) arose in the year following the agreement of prior year tax returns.

### 7 Discontinued operations

On 26 March 2007, the group sold the Vertex business as part of its declared strategy of concentrating on its core skills of managing water, wastewater, electricity and gas networks. The purchaser was a consortium of US based private equity firms led by Oak Hill Capital Partners and also including GenNx360 and Knox Lawrence International.

The results of Vertex have been disclosed within discontinued operations in the group's financial statements. The detailed trading results and loss on disposal of Vertex for the period ended 26 March 2007 and the loss for the year ended 31 March 2006 are shown below. Cashflows in relation to discontinued operations are separately disclosed in the group's cashflow statement.

| *Discontinued operations* | Period ended 26 March 2007 Vertex £m | Year ended 31 March 2006 Vertex £m |
|---|---|---|
| **Revenue** | | |
| External sales | 303.4 | 300.8 |
| Intra-group sales | 89.5 | 119.6 |
| **Total revenue** | 392.9 | 420.4 |
| Depreciation and amortisation | (14.2) | (37.5) |
| Other operating expenses | (363.7) | (388.9) |
| Operating expenses | (377.9) | (426.4) |
| **Operating profit/(loss)** | 15.0 | (6.0) |
| Investment income and finance expense | 4.2 | 0.2 |
| **Profit/(loss) before taxation** | 19.2 | (5.8) |
| Taxation on (profit)/loss | (5.9) | 1.7 |
| **Profit/(loss) for the period from discontinued operations** | 13.3 | (4.1) |
| Loss on disposal of discontinued operations before taxation and assumption of deferred contingent consideration | (65.1) | – |
| Assumption of deferred contingent consideration | (13.5) | – |
| Loss on disposal of discontinued operations before taxation | (78.6) | – |
| Taxation on loss on disposal of discontinued operations | (1.9) | – |
| **Total loss for the period from discontinued operations** | (67.2) | (4.1) |

Revenue from the group's discontinued operations was derived principally from the United Kingdom.

Profit/(loss) before taxation includes profit generated from intercompany trading of £8.7 million (2006: £13.5 million).

The net assets of Vertex at the date of disposal and at 31 March 2006 were as follows:

| | 26 March 2007 £m | 31 March 2006 £m |
|---|---|---|
| Intangible assets | 262.6 | 233.3 |
| Property, plant and equipment | 21.4 | 25.1 |
| Trade receivables | 73.5 | 77.6 |
| Retirement benefit obligations | (6.3) | – |
| Trade and other payables | (53.4) | (161.2) |
| Non-current liabilities | (142.5) | (24.3) |
| | 155.3 | 150.5[1] |
| Loss on disposal before taxation | (78.6) | |
| Repayment of intercompany debt | 107.6 | |
| Transaction costs | 8.6 | |
| **Total fair value of consideration** | 192.9[2] | |

Note:

(1) The comparative net assets of the Vertex business have been presented on a basis consistent with the disposal balance sheet.

(2) Total fair value of consideration comprises cash of £206.4 million, less the assumption of deferred contingent consideration of £13.5 million (see note 24).

## 7 Discontinued operations continued

On 26 February 2006, the group sold the Your Communications' business as part of its declared strategy of a progressive exit from the telecoms market. The purchaser was THUS Group plc and the consideration comprised an initial consideration of 391,532,852 ordinary shares with a market value of 15.5 pence each (in aggregate £60.7 million), together with the option to acquire up to a further 4.8 per cent of shares in THUS Group plc dependent upon the future share price of THUS Group plc. This option was valued at £13.2 million at 31 March 2006 and is classified as a derivative asset (see note 18).

Prior to the sale, at 30 September 2005, on recognition of the assets and liabilities of the Your Communications' business as a disposal group in accordance with IFRS 5 'Non-current Assets held for Sale and Discontinued Operations', an adjustment to fair value was recognised. The adjustment to carrying value of £147.7 million was allocated against property, plant and equipment £105.4 million (see note 10), goodwill £24.4 million (see note 11) and other intangible assets £17.9 million (see note 12).

The results of Your Communications have been disclosed within discontinued operations in the group's financial statements. The detailed trading results and gain on disposal of Your Communications for the period ended 26 February 2006 are shown below. Cashflows in relation to discontinued operations are separately disclosed in the group's cashflow statement.

| *Discontinued operations* | Period ended 26 February 2006 Your Communications £m |
|---|---|
| **Revenue** | |
| External sales | 163.6 |
| Intra-group sales | 11.8 |
| **Total revenue** | 175.4 |
| Depreciation and amortisation | (18.1) |
| Other operating expenses | (162.2) |
| Operating expenses | (180.3) |
| **Operating loss** | (4.9) |
| Investment income and finance expense | (12.7) |
| **Loss before taxation** | (17.6) |
| Taxation on loss | 8.6 |
| **Loss for the period from discontinued operations** | (9.0) |
| Adjustment to value before taxation | (147.7) |
| Taxation on adjustment to value | 31.6 |
| **Net adjustment to value** | (116.1) |
| **Loss on disposal of discontinued operations** | (9.1) |
| Taxation on loss on disposal of discontinued operations | 23.4 |
| **Net profit on disposal after taxation** | 14.3 |
| **Total loss for the period from discontinued operations** | (110.8) |

Revenue from the group's discontinued operations was derived principally from the United Kingdom.

The net assets of Your Communications at the date of disposal were as follows:

| | 26 February 2006 £m |
|---|---|
| Other intangible assets | 7.9 |
| Property, plant and equipment | 55.8 |
| Inventories | 7.4 |
| Trade receivables | 40.3 |
| Retirement benefit obligations | (8.3) |
| Trade payables | (25.7) |
| Non-current liabilities | (0.2) |
| | 77.2 |
| Loss on disposal before taxation | (9.1) |
| **Total fair value of consideration satisfied by ordinary shares and contingent share options less transaction costs** | 68.1 |

## 8 Dividends

| | 2007 £m | 2006 £m |
|---|---|---|
| Amounts recognised as distributions to equity holders in the year comprise: | | |
| **Ordinary shares:** | | |
| Final dividend for the year ended 31 March 2006 at 29.58 pence per share (2005: 28.61 pence) | 259.0 | 172.0 |
| Interim dividend for the year ended 31 March 2007 at 14.63 pence per share (2006: 14.29 pence) | 128.3 | 124.8 |
| **A shares:** | | |
| Final dividend for the year ended 31 March 2006 at nil pence per share (2005: 14.307 pence) | - | 47.4 |
| | 387.3 | 344.2 |
| Proposed final dividend for the year ended 31 March 2007 at 30.30 pence per share (2006: 29.58 pence) | 266.6 | 259.0 |

The proposed final dividends for the years ended 31 March 2007 and 31 March 2006 were subject to approval by equity holders of the company and hence have not been included as liabilities in the financial statements at 31 March 2007 and 31 March 2006 respectively.

In July 2005, following completion of the second stage of the rights issue, the A shares were consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares (see note 23).

## 9 Earnings per share

| | 2007 £m | 2006 £m |
|---|---|---|
| Profit for the year attributable to equity holders of the company – continuing and discontinued operations | 433.5 | 207.9 |
| Adjustment for loss for the period from discontinued operations | 67.2 | 114.9 |
| Profit for the year attributable to equity holders of the company – continuing operations | 500.7 | 322.8 |

| | 2007 pence | 2006 pence |
|---|---|---|
| **Earnings per share from continuing and discontinued operations** | | |
| Basic | 49.4 | 24.3 |
| Diluted | 49.2 | 24.2 |
| **Earnings per share from continuing operations** | | |
| Basic | 57.1 | 37.8 |
| Diluted | 56.9 | 37.6 |
| **Earnings per share from discontinued operations** | | |
| Basic | (7.7) | (13.5) |
| Diluted | (7.7) | (13.5) |

Basic earnings per share have been calculated by dividing profit for the financial year attributable to equity holders of the company by 876.8 million, being the weighted average number of shares in issue during the year (2006: 853.9 million).

Diluted earnings per share have been calculated by dividing profit for the financial year attributable to equity holders of the company by 880.6 million, being the weighted average number of shares in issue during the year including dilutive shares (2006: 858.4 million). The dilutive adjustment has not been applied where the result is a loss per share due to its anti-dilutive effect.

The difference between the weighted average number of shares used in the basic and the diluted earnings per share calculations represents those ordinary shares deemed to have been issued for no consideration on the conversion of all potential dilutive ordinary shares in accordance with IAS 33 'Earnings Per Share'.

The weighted average number of shares can be reconciled to the weighted average number of shares including dilutive shares as follows:

| | 2007 million | 2006 million |
|---|---|---|
| Average number of ordinary shares in issue – basic | 876.8 | 853.9 |
| Average number of potentially dilutive ordinary shares under option | 5.7 | 9.1 |
| Number of ordinary shares that would have been issued at fair value | (1.9) | (4.6) |
| Average number of ordinary shares – diluted | 880.6 | 858.4 |

## 10 Property, plant and equipment

| Group | Land and buildings £m | Infrastructure assets £m | Operational assets £m | Fixtures, fittings, tools and equipment £m | Assets in course of construction £m | Total £m |
|---|---|---|---|---|---|---|
| **Cost** | | | | | | |
| At 1 April 2005 | 352.1 | 3,026.8 | 5,476.1 | 545.7 | 1,207.2 | 10,607.9 |
| Additions | 9.7 | 47.9 | 173.4 | 38.7 | 269.7 | 539.4 |
| Acquisitions | – | – | – | 4.6 | – | 4.6 |
| Transfers | (5.3) | 136.7 | 501.6 | 24.1 | (672.7) | (15.6) |
| Disposals | (11.9) | (13.4) | (286.5) | (100.8) | (14.0) | (426.6) |
| Currency translation differences | 0.1 | 2.6 | (0.2) | 0.1 | 0.1 | 2.7 |
| At 31 March 2006 | 344.7 | 3,200.6 | 5,864.4 | 512.4 | 790.3 | 10,712.4 |
| Additions | 9.0 | 53.3 | 152.7 | 47.5 | 423.2 | 685.7 |
| Transfers | 6.4 | 135.6 | 316.5 | 17.3 | (475.8) | – |
| Disposals | (13.1) | (0.7) | (23.2) | (119.0) | (6.7) | (162.7) |
| Currency translation differences | (0.2) | (1.9) | – | (0.4) | – | (2.5) |
| **At 31 March 2007** | **346.8** | **3,386.9** | **6,310.4** | **457.8** | **731.0** | **11,232.9** |
| **Accumulated depreciation** | | | | | | |
| At 1 April 2005 | 105.2 | 68.3 | 1,670.3 | 289.6 | – | 2,133.4 |
| Charge for the year | 12.6 | 27.3 | 192.5 | 45.8 | – | 278.2 |
| Transfers | (7.8) | – | (0.1) | (2.0) | – | (9.9) |
| Disposals | (6.1) | (5.0) | (238.4) | (82.7) | (7.1) | (339.3) |
| Adjustment to value (see note 7) | – | – | 88.8 | 9.5 | 7.1 | 105.4 |
| Currency translation differences | – | 0.6 | (0.1) | 0.2 | – | 0.7 |
| At 31 March 2006 | 103.9 | 91.2 | 1,713.0 | 260.4 | – | 2,168.5 |
| Charge for the year | 12.4 | 28.7 | 192.2 | 48.5 | – | 281.8 |
| Transfers | – | (2.1) | – | 2.1 | – | – |
| Disposals | (6.7) | (0.2) | (13.3) | (92.6) | – | (112.8) |
| Currency translation differences | – | 0.6 | – | 0.2 | – | 0.8 |
| **At 31 March 2007** | **109.6** | **118.2** | **1,891.9** | **218.6** | **–** | **2,338.3** |
| **Net book value at 31 March 2007** | **237.2** | **3,268.7** | **4,418.5** | **239.2** | **731.0** | **8,894.6** |
| Net book value at 31 March 2006 | 240.8 | 3,109.4 | 4,151.4 | 252.0 | 790.3 | 8,543.9 |

The carrying amount of the group's operational assets includes an amount of £66.0 million (2006: £68.1 million) in respect of assets held under finance leases.

At 31 March 2007, the group had entered into contractual commitments for the acquisition of property, plant and equipment amounting to £370.7 million (2006: £183.1 million).

| Company | Fixtures, fittings, tools and equipment £m |
|---|---|
| **Cost** | |
| At 1 April 2005, 31 March 2006 and 31 March 2007 | 4.8 |
| **Accumulated depreciation** | |
| At 1 April 2005 and 31 March 2006 | 4.0 |
| Charge for the year | 0.2 |
| **At 31 March 2007** | **4.2** |
| **Net book value at 31 March 2007** | **0.6** |
| Net book value at 31 March 2006 | 0.8 |

The company had no contractual commitments for the acquisition of property, plant and equipment at 31 March 2007 or at 31 March 2006.

## 11 Goodwill

| Group | £m |
|---|---|
| **Cost** | |
| At 1 April 2005 | 100.6 |
| Additions | 75.5 |
| Adjustment to value (see note 7) | (24.4) |
| Currency translation differences | 1.4 |
| At 31 March 2006 | 153.1 |
| Additions | 3.2 |
| Impairment | (0.8) |
| Disposals | (149.7) |
| Currency translation differences | (0.8) |
| **At 31 March 2007** | **5.0** |

Goodwill is subject to impairment testing annually, or more frequently if there are indications of impairment. The recoverable amounts of cash generating units (CGUs) are determined from value-in-use calculations that use amounts from approved budgets and plans for the next five years and extrapolate cashflows for a further five years based on an estimated growth rate of 2.8 per cent. The discount rate applied to the cashflow projections was 12.0 per cent (2006: 11.9 per cent). The range of growth rates used of 2.8 to 5.0 per cent (2006: 2.5 to 3.0 per cent) was based on industry growth rates.

Goodwill is allocated to the appropriate CGU according to the business segment. The net book value of goodwill by these segments was as follows:

| Group | 2007 £m | 2006 £m |
|---|---|---|
| United Utilities Contract Solutions | 5.0 | 6.2 |
| Vertex (discontinued operation) | – | 146.9 |
| | 5.0 | 153.1 |

During the year, an impairment of £0.8 million was recognised within discontinued operations in respect of goodwill related to First Revenue Assurance LLC, a subsidiary of Vertex (2006: £nil).

## 12 Other intangible assets

| Group | Computer software £m | Other £m | Total £m |
|---|---|---|---|
| **Cost** | | | |
| At 1 April 2005 | 393.7 | 107.8 | 501.5 |
| Additions – internally generated | 1.2 | – | 1.2 |
| Additions – purchased | 51.7 | 0.3 | 52.0 |
| Acquisitions | 5.7 | 93.4 | 99.1 |
| Disposals | (159.9) | (70.6) | (230.5) |
| At 31 March 2006 | 292.4 | 130.9 | 423.3 |
| Additions – purchased | 22.2 | 1.8 | 24.0 |
| Disposals | (85.7) | (113.4) | (199.1) |
| Currency translation differences | – | (0.7) | (0.7) |
| **At 31 March 2007** | **228.9** | **18.6** | **247.5** |
| **Amortisation** | | | |
| At 1 April 2005 | 250.3 | 58.4 | 308.7 |
| Charge for the year | 45.5 | 14.7 | 60.2 |
| Disposals | (138.4) | (61.3) | (199.7) |
| Adjustment to value (see note 7) | – | 17.9 | 17.9 |
| At 31 March 2006 | 157.4 | 29.7 | 187.1 |
| Charge for the year | 12.0 | 8.9 | 20.9 |
| Disposals | (44.5) | (31.2) | (75.7) |
| Currency translation differences | – | (0.3) | (0.3) |
| **At 31 March 2007** | **124.9** | **7.1** | **132.0** |
| **Net book value at 31 March 2007** | **104.0** | **11.5** | **115.5** |
| Net book value at 31 March 2006 | 135.0 | 101.2 | 236.2 |

At 31 March 2007, the group had entered into contractual commitments for the acquisition of other intangible assets amounting to £nil (2006: £3.0 million). The company had no contractual commitments for the acquisition of other intangible assets at 31 March 2007 or at 31 March 2006.

The 'other' intangible assets category relates mainly to customer related intangibles such as customer contracts and customer lists.

## 13 Investments

**Non-current asset investments**

| Group | Associate £m | Other investments £m | Total £m |
|---|---|---|---|
| At 1 April 2005 | – | 9.7 | 9.7 |
| Additions | 60.7 | 85.7 | 146.4 |
| Disposals | – | (0.4) | (0.4) |
| Revaluation | – | 14.6 | 14.6 |
| Exchange adjustments | – | 0.4 | 0.4 |
| At 31 March 2006 | 60.7 | 110.0 | 170.7 |
| Additions | 4.3 | – | 4.3 |
| Disposals | – | (0.4) | (0.4) |
| Revaluation | – | 8.9 | 8.9 |
| Share of results of associated company | 18.7 | – | 18.7 |
| Exchange adjustments | – | (0.4) | (0.4) |
| **At 31 March 2007** | **83.7** | **118.1** | **201.8** |

On 26 February 2006, the group acquired 391,532,852 ordinary shares in THUS Group plc as consideration for the sale of the Your Communications' business (see note 7). This investment, in listed equity securities, presents the group with opportunity for return through dividend income and trading gains. These securities have no fixed maturity or coupon rate.

During the year the number of shares held in THUS Group plc was reduced to 39,153,285 as part of a ten for one share consolidation.

On 1 February 2007, the group received a further 2,274,701 shares with a fair value of £4.3 million in THUS Group plc as a result of the vesting of part of the option received as part of the consideration for the sale of the Your Communications' business.

**13 Investments** continued

On 1 June 2005, the group acquired a 15.0 per cent shareholding in Northern Gas Networks Holdings Limited. In the opinion of the directors, there is no material difference between the book and fair values of this investment.

The group's 22.6 per cent (2006: 21.7 per cent) investment in THUS Group plc qualifies as an associate in accordance with IAS 28 'Investments in Associates'. Equity accounting has been applied in respect of this investment in the group's financial statements for the year ended 31 March 2007. The group's share of the post acquisition results for the five weeks ended 31 March 2006 has not been separately disclosed in the income statement or statement of recognised income and expense for the prior year, on the grounds of materiality.

The fair values of the group's financial instruments are shown in note 18.

Details of principal operating subsidiary undertakings, unlisted joint ventures and associates, are set out below. These undertakings are included within the consolidated group financial statements.

| | Class of share capital held | Proportion of share capital owned/voting rights % | Nature of business |
|---|---|---|---|
| ***Subsidiary undertakings:*** | | | |
| **Great Britain:** | | | |
| United Utilities Water PLC | Ordinary | 100.0 | Water and wastewater services and network management |
| United Utilities Electricity PLC | Ordinary | 100.0 | Electricity distribution and related services |
| United Utilities International Limited | Ordinary | 100.0 | Consulting services and project management |
| United Utilities Facilities Management Limited | Ordinary | 100.0 | Facilities management |
| United Utilities Waste Management Limited | Ordinary | 100.0 | Waste management |
| United Utilities Industrial (Gwent) Limited | Ordinary | 100.0 | Waste management |
| United Utilities Industrial Limited | Ordinary | 100.0 | Water treatment operations |
| United Utilities Property Solutions Limited | Ordinary | 100.0* | Property management |
| United Utilities Operational Services Limited | Ordinary | 100.0 | Operation and maintenance of water and wastewater assets of Dwr Cymru |
| United Utilities Operational Services (Highland) Limited | Ordinary | 100.0 | Operation and maintenance of wastewater assets |
| United Utilities Operational Services (Tay) Limited | Ordinary | 100.0 | Operation and maintenance of wastewater assets |
| United Utilities Operational Services (Moray) Limited | Ordinary | 100.0 | Operation and maintenance of wastewater assets |
| United Utilities Networks Limited | Ordinary | 100.0 | Multi-utility metering and network operations |
| United Utilities Operations Limited | Ordinary | 100.0 | Operation and maintenance of Northern Gas Networks' gas assets and management of capital programme |
| **Australia:** | | | |
| United Utilities Australia Pty Limited | Ordinary | 100.0 | Water treatment operations, technical and management services |
| United Utilities Macarthur Operations Pty Limited | Ordinary | 100.0 | Technical and management services |
| Yabulu Water Pty Limited | Ordinary | 100.0 | Technical and management services |
| UU Victor Harbor Pty Limited | Ordinary | 100.0 | Wastewater treatment operations |
| UU Onkaparinga Pty Limited | Ordinary | 100.0 | Technical and management services |
| ***Joint ventures:*** | | | |
| **Great Britain:** | | | |
| Catchment Limited | Ordinary | 50.0 | Contract operations and maintenance services |
| Catchment (Tay) Limited | Ordinary | 33.0 | Contract operations and maintenance services |
| Catchment (Moray) Limited | Ordinary | 33.0 | Contract operations and maintenance services |
| Meter Fit (North West) Limited | Ordinary | 50.0 | Metering installation services |
| Meter Fit (North East) Limited | Ordinary | 50.0 | Metering installation services |
| UUGM Limited | Ordinary | 60.0 | Consulting services and project management |
| 4Delivery Limited | Ordinary | 40.0 | Consulting services and project management |
| **Australia:** | | | |
| Yan Yean Water Pty Limited | Ordinary | 50.0 | Water treatment operations |
| Macarthur Water Pty Limited | Ordinary | 50.0 | Water treatment operations |
| Riverland Water Pty Limited | Ordinary | 50.0 | Water treatment operations |
| Campaspe Asset Management Services Pty Limited | Ordinary | 50.0 | Asset management and water treatment |
| **Estonia:** | | | |
| AS Tallinna Vesi | Ordinary | 26.5 | Contract operations and maintenance services |
| **Bulgaria:** | | | |
| Sofiyska Voda AD | Ordinary | 57.8 | Contract operations and maintenance services |
| **Poland:** | | | |
| Aqua SA | Ordinary | 33.2 | Contract operations and maintenance services |
| ***Associate:*** | | | |
| **Great Britain:** | | | |
| THUS Group plc | Ordinary | 22.6* | Telecommunications |

* Shares are held by subsidiary undertakings, except where marked with an asterisk where shares are held directly by United Utilities PLC.

## 13 Investments continued

A full list of the company's subsidiary undertakings is included within the company's annual return, which will be filed with the Registrar of Companies by 8 August 2007.

In relation to the group's interests in joint ventures and the financial performance of the group's associate, the assets, liabilities, gross income and expenses are summarised below.

| | Associate 31 March 2007 £m | Associate 31 March 2006 £m | Group share of joint ventures 31 March 2007 £m | Group share of joint ventures 31 March 2006 £m |
|---|---|---|---|---|
| Non-current assets | **510.4** | 444.0 | **274.6** | 263.8 |
| Current assets | **144.4** | 186.8 | **110.3** | 106.9 |
| Non-current liabilities | **(51.4)** | (101.4) | **(222.6)** | (215.6) |
| Current liabilities | **(132.2)** | (143.8) | **(81.1)** | (69.4) |
| | **471.2** | 385.6 | **81.2** | 85.7 |

| | Associate 2007 £m | Associate 2006 £m | Group share of joint ventures 2007 £m | Group share of joint ventures 2006 £m |
|---|---|---|---|---|
| Gross income | **532.7** | 350.0 | **204.2** | 165.3 |
| Expenses | **(547.8)** | (378.3) | **(188.1)** | (152.4) |
| Taxation | **69.6** | – | **(3.4)** | (2.8) |
| Post tax results – continuing | **54.5** | (28.3) | **12.7** | 10.1 |
| Post tax results – discontinued | **29.4** | 2.1 | **–** | – |
| Profit/(loss) for the year | **83.9** | (26.2) | **12.7** | 10.1 |

The joint ventures and associate have no significant contingent liabilities to which the group is exposed and the group has no significant contingent liabilities in relation to its interests in the joint ventures and associate.

Non-current asset investments

| Company | Associate £m | Shares in subsidiary undertakings £m | Total £m |
|---|---|---|---|
| At 1 April 2005 | – | 4,833.1 | 4,833.1 |
| Additions | 73.9 | 594.7 | 668.6 |
| At 31 March 2006 | 73.9 | 5,427.8 | 5,501.7 |
| Reclassification to derivatives | (13.2) | – | (13.2) |
| Additions | 4.3 | – | 4.3 |
| Disposals | – | (224.5) | (224.5) |
| **At 31 March 2007** | **65.0** | **5,203.3** | **5,268.3** |

Current asset investments

Current asset investments comprise properties held by the group for development and sale of £38.5 million (2006: £29.7 million).

## 14 Inventories

| Group | 2007 £m | 2006 £m |
|---|---|---|
| Raw materials and finished goods | **10.8** | 9.4 |
| Work in progress | **13.5** | 18.8 |
| | **24.3** | 28.2 |

### 15 Trade and other receivables

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Trade receivables | 161.5 | 231.4 | 1.7 | – |
| Amounts owed by subsidiary undertakings | – | – | 988.8 | 1,110.2 |
| Amounts owed by related parties | 11.9 | 0.6 | – | – |
| Other debtors | 30.6 | 38.2 | – | 18.3 |
| Prepayments and accrued income | 235.8 | 241.9 | 3.1 | 2.1 |
| | 439.8 | 512.1 | 993.6 | 1,130.6 |

Trade and other receivables have been analysed between non-current and current as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Non-current | 21.6 | 22.0 | – | – |
| Current | 418.2 | 490.1 | 993.6 | 1,130.6 |
| | 439.8 | 512.1 | 993.6 | 1,130.6 |

Trade receivables do not carry interest and are stated net of allowances for doubtful receivables of £147.7 million (2006: £155.6 million).

The group has no significant concentration of credit risk with exposure spread over a large number of customers.

The directors consider that the carrying amount of trade and other receivables approximates to their fair value.

The average credit period taken on sales is 28 days (2006: 35 days).

### 16 Cash and cash equivalents

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Cash at bank and in hand | 73.3 | 127.0 | 5.2 | 120.4 |
| Short-term bank deposits | 2,330.0 | 1,386.5 | 331.5 | – |
| **Cash and short-term deposits** | 2,403.3 | 1,513.5 | 336.7 | 120.4 |
| Bank overdrafts (included in borrowings, see note 17) | (62.6) | (69.6) | – | – |
| **Cash and cash equivalents in the cashflow statement** | 2,340.7 | 1,443.9 | 336.7 | 120.4 |

The effective interest rate on short-term deposits during the year ended 31 March 2007 was 3.91 per cent (2006: 4.30 per cent). These deposits have a weighted average maturity of 27 days (2006: 13 days). In the years ended 31 March 2007 and 31 March 2006, short-term deposits included a significant amount denominated in Japanese yen. Excluding the impact of the Japanese yen deposits, the effective interest rate on short-term deposits denominated in sterling was 4.91 per cent (2006: 4.59 per cent).

### 17 Borrowings

Group

This note provides information about the contractual terms of the group's loans and borrowings. For more information about the group's exposure to interest rate and foreign currency risk, see note 18.

| Group | 2007 £m | 2006 £m |
|---|---|---|
| *Non-current liabilities* | | |
| Bonds | 4,080.3 | 4,252.9 |
| Bank and other term borrowings | 711.3 | 753.0 |
| Finance lease obligations | 63.3 | 75.2 |
| | 4,854.9 | 5,081.1 |
| *Current liabilities* | | |
| Bonds | 696.7 | 19.7 |
| Euro-commercial paper | 451.6 | 218.3 |
| Bank and other term borrowings | 286.6 | 306.2 |
| Bank overdrafts | 62.6 | 69.6 |
| Finance lease obligations | 12.0 | 5.3 |
| | 1,509.5 | 619.1 |
| | 6,364.4 | 5,700.2 |

## 17 Borrowings continued

Terms and debt repayment schedule

The principal economic terms and conditions of outstanding loans and borrowings were as follows:

| Group | Currency | Year of maturity | 2007 Carrying value £m | 2006 Carrying value £m |
|---|---|---|---|---|
| **Borrowings in fair value hedge relationships** | | | | |
| 5.625% 300m bond | GBP | 2027 | **295.9** | 317.6 |
| 5% 200m bond | GBP | 2035 | **188.4** | 202.4 |
| 5.25% 150m bond | GBP | 2010 | **145.8** | 148.9 |
| 5.375% 150m bond | GBP | 2018 | **142.9** | 150.8 |
| 6.625% 1,000m bond | EUR | 2007 | **673.8** | 690.9 |
| 4.875% 600m bond | EUR | 2009 | **403.4** | 420.4 |
| 4.25% 500m bond | EUR | 2020 | **321.7** | 337.6 |
| 6.45% 500m bond | USD | 2008 | **255.7** | 291.7 |
| 5.375% 350m bond | USD | 2019 | **170.6** | 190.4 |
| 4.55% 250m bond | USD | 2018 | **113.7** | 126.1 |
| 5.02% 10,000m reverse dual currency bond | JPY | 2029 | **53.9** | 60.8 |
| 0.44%+HIBOR 150m (floating) bond | HKD | 2007 | **9.8** | 11.1 |
| **Borrowings in cashflow hedge relationships** | | | | |
| EIB 90m (floating) loan – 5.6% | GBP | 2013 | **90.0** | 90.1 |
| **Borrowings designated at fair value through profit and loss** | | | | |
| 8.875% 250m bond | GBP | 2026 | **344.7** | 358.9 |
| 6.875% 400m bond | USD | 2028 | **217.5** | 240.1 |
| 0.705% 3,000m bond | JPY | 2008 | **12.9** | 14.7 |
| 1.135% 3,000m bond | JPY | 2013 | **12.5** | 13.6 |
| 0.75% 1,000m bond | JPY | 2007 | **–** | 4.9 |
| **Borrowings measured at amortised cost** | | | | |
| 1.97%+RPI 200m IL bond | GBP | 2016 | **200.7** | – |
| 8.875% 200m bond | GBP | 2026 | **194.9** | 194.9 |
| 1.9799%+RPI 100m IL bond | GBP | 2035 | **104.7** | 101.5 |
| 1.7829%+RPI 100m IL bond | GBP | 2040 | **103.6** | 100.5 |
| 1.5802%+RPI 100m IL bond | GBP | 2042 | **103.3** | 100.0 |
| 1.4746%+RPI 100m IL bond | GBP | 2046 | **103.0** | – |
| 1.847%+RPI 100m IL bond | GBP | 2056 | **102.5** | – |
| 1.815%+RPI 100m IL bond | GBP | 2056 | **102.1** | – |
| 1.662%+RPI 100m IL bond | GBP | 2056 | **101.9** | – |
| 3.375%+RPI 50m IL bond | GBP | 2032 | **55.4** | 54.8 |
| 1.3258%+RPI 50m IL bond | GBP | 2041 | **51.7** | 50.1 |
| 1.397%+RPI 50m IL bond | GBP | 2046 | **51.6** | 50.1 |
| 1.5366%+RPI 50m IL bond | GBP | 2043 | **51.5** | – |
| 1.7937%+RPI 50m IL bond | GBP | 2049 | **51.4** | – |
| 1.5865%+RPI 50m IL bond | GBP | 2056 | **50.9** | – |
| 1.556%+RPI 50m IL bond | GBP | 2056 | **50.6** | – |
| 1.435%+RPI 50m IL bond | GBP | 2056 | **50.5** | – |
| 1.3805%+RPI 35m IL bond | GBP | 2056 | **35.3** | – |
| Commission for the New Towns loan – 14.83% | GBP | 2053 | **31.2** | 31.4 |
| 1.591%+RPI 25m IL bond | GBP | 2056 | **25.4** | – |
| 0.24%+LIBOR 6.5m (floating) bond | GBP | 2013 | **6.5** | 6.5 |
| 4.21% 10m bond | EUR | 2008 | **6.8** | 7.0 |
| 0.385%+LIBOR 10m (floating) bond | USD | 2008 | **5.1** | 5.8 |
| 0.365%+LIBOR 10m (floating) bond | USD | 2009 | **5.1** | 5.8 |
| 0.765% 3,000m bond | JPY | 2006 | **–** | 14.7 |
| Long-term bank borrowings: floating – 5.41%–5.608% | GBP | 2007-2012 | **253.0** | 256.0 |
| Long-term bank borrowings – 6.55%–6.89% | GBP | 2007-2008 | **210.0** | 223.6 |
| Euro-commercial paper – 5.34%–5.65% | GBP | 2007-2008 | **65.9** | 190.0 |
| Euro-commercial paper – 3.8%–3.914% | EUR | 2007-2008 | **382.8** | 13.9 |
| Euro-commercial paper – 5.452% | USD | 2007-2008 | **2.9** | 14.4 |
| Long-term debt issued by joint ventures | Various | Various | **213.0** | 206.3 |
| Committed facilities – drawn | GBP | 2007 | **–** | 251.8 |
| **Other borrowings** | | | | |
| Finance lease obligations – 4.26% | GBP | 2014 | **75.3** | 80.5 |
| Bank overdrafts | GBP | 2007 | **62.6** | 69.6 |
| | | | **6,364.4** | 5,700.2 |

Abbreviations used in the above table are defined on page 97.

### 17 Borrowings continued

Loans and borrowings are unsecured. Funding raised in currencies other than sterling is generally swapped to sterling to match funding costs to income.

The fair values of the group's financial instruments are shown in note 18.

Borrowing facilities
The group had available committed bank facilities of £1,300.0 million at 31 March 2007 (2006: £1,000.0 million) of which £1,297.2 million was unutilised (2006: £745.4 million). The utilisation of £2.8 million as at 31 March 2007 represents guarantees against off-balance sheet liabilities detailed on page 33. As at 31 March 2006, the group had drawn £251.8 million in addition to the guarantees of £2.8 million. Of the amounts unutilised, £125.0 million expires within one year (2006: £295.0 million), £100.0 million expires after one year but in less than two years (2006: £125.0 million), and the remaining £1,072.2 million expires in more than two years (2006: £325.4 million). Bank overdrafts are repayable on demand.

Finance lease obligations
Finance lease liabilities are payable as follows:

| Group | Minimum lease payments | | Present value of minimum lease payments | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Amounts payable under finance leases: | | | | |
| Within one year | 12.0 | 5.3 | 12.0 | 5.3 |
| In the second to fifth years inclusive | 54.4 | 51.8 | 43.8 | 32.9 |
| After five years | 31.8 | 52.6 | 19.5 | 42.3 |
| | 98.2 | 109.7 | 75.3 | 80.5 |
| Less future finance charges | (22.9) | (29.2) | – | – |
| Present value of lease obligations | 75.3 | 80.5 | 75.3 | 80.5 |
| Less amount due for settlement within 12 months | | | (12.0) | (5.3) |
| Amount due for settlement after 12 months | | | 63.3 | 75.2 |

Finance lease obligations relate to operational assets. Interest rates implicit in the minimum lease payments were fixed on completion of the asset build when the primary period of the lease commenced. In addition, contingent rentals are either payable or receivable, which adjust the minimum lease payments to reflect changes in future market rates of interest. These contingent rentals are recognised as an increase or reduction in finance expense in the period to which they relate. Contingent rentals recognised as a reduction in finance expense in the year total £3.4 million (2006: £3.5 million). The net finance charge for the year, after adjusting for contingent rentals, was £2.9 million (2006: £3.5 million) (see note 5) and the effective borrowing rate (after adjusting for contingent rentals) for the year was 4.260 per cent (2006: 4.467 per cent). The average remaining lease term is seven years (2006: eight years).

In addition, the minimum lease payments are subject to adjustment for future tax changes. Any adjustment to the rentals is recognised as an increase or reduction in the future finance expense over the remaining term of the lease.

The group's obligations under finance leases are unsecured.

The minimum lease payments for 2006 have been re-presented to show separately gross payments and future finance charges.

The directors consider the fair value of the group's lease obligations approximate to their carrying value.

Company
The following analysis provides information about the contractual terms of the company's loans and borrowings.

| Company | 2007 £m | 2006 £m |
|---|---|---|
| *Non-current liabilities* | | |
| Bonds | 764.1 | 880.0 |
| Bank and other term borrowings | 1.1 | 0.9 |
| | 765.2 | 880.9 |
| *Current liabilities* | | |
| Euro-commercial paper | 451.6 | 218.3 |
| Bonds | 12.9 | 8.1 |
| Bank and other term borrowings | – | 251.8 |
| Amounts owed to subsidiary undertakings | 463.5 | – |
| | 928.0 | 478.2 |
| | 1,693.2 | 1,359.1 |

## 17 Borrowings continued

Terms and debt repayment schedule

The principal economic terms and conditions of outstanding loans and borrowings were as follows:

| Company | Currency | Year of maturity | 2007 Carrying value £m | 2006 Carrying value £m |
|---|---|---|---|---|
| **Borrowings in fair value hedge relationships** | | | | |
| 6.45% 500m bond | USD | 2008 | **255.7** | 291.7 |
| 5.375% 350m bond | USD | 2019 | **170.6** | 190.4 |
| 4.55% 250m bond | USD | 2018 | **113.7** | 126.1 |
| **Borrowings designated at fair value through profit and loss** | | | | |
| 0.705% 3,000m bond | JPY | 2008 | **12.9** | 14.7 |
| **Borrowings measured at amortised cost** | | | | |
| 6.875% 400m bond | USD | 2028 | **200.6** | 240.1 |
| 4.21% 10m bond | EUR | 2008 | **6.8** | 7.0 |
| 0.24%+LIBOR 6.5m (floating) bond | GBP | 2013 | **6.5** | 6.5 |
| 0.385%+LIBOR 10m (floating) bond | USD | 2008 | **5.1** | 5.8 |
| 0.365%+LIBOR 10m (floating) bond | USD | 2009 | **5.1** | 5.8 |
| Long-term bank borrowings: floating – 5.41%-5.608% | GBP | 2009 | **1.1** | 0.9 |
| Euro-commercial paper – 5.34%-5.65% | GBP | 2007-2008 | **65.9** | 190.0 |
| Euro-commercial paper – 3.8%-3.914% | EUR | 2007-2008 | **382.8** | 13.9 |
| Euro-commercial paper – 5.452% | USD | 2007-2008 | **2.9** | 14.4 |
| Committed facilities – drawn | GBP | 2007 | **–** | 251.8 |
| Amounts owed to subsidiary undertakings | GBP | n/a | **463.5** | – |
| | | | **1,693.2** | 1,359.1 |

**Notes:**

**Base interest rates**

| | |
|---|---|
| LIBOR | London Interbank Offered Rate (Source: British Bankers' Association) |
| HIBOR | Hong Kong Interbank Offered Rate (Source: Hong Kong Association of Banks) |
| EIB | European Investment Bank rate |

**Currency**

| | |
|---|---|
| GBP | pound sterling |
| EUR | euro |
| HKD | Hong Kong dollar |
| USD | United States dollar |
| JPY | Japanese yen |

**Index-linked debt**

| | |
|---|---|
| IL | Index-linked debt – This debt is adjusted for movements in the Retail Price Index with reference to a base Retail Price Index established at trade date |
| RPI | The UK general index of retail prices (for all items) as published by the Office for National Statistics (Jan 1987=100) as published by HM Government |

Loans and borrowings are unsecured. Funding raised in currencies other than sterling is generally swapped to sterling to match funding costs to income.

The fair values of the company's financial instruments are shown in note 18.

Borrowing facilities

The company had available committed bank facilities of £850.0 million (2006: £510.0 million) of which £847.2 million was unutilised at 31 March 2007 (2006: £255.4 million). The utilisation of £2.8 million as at 31 March 2007 represents guarantees against off-balance sheet liabilities detailed on page 33. As at 31 March 2006, the company had drawn £251.8 million in addition to the guarantees of £2.8 million. Of the amounts unutilised, £80.0 million expires within one year (2006: £100.0 million), £50.0 million expires after one year but in less than two years (2006: £55.0 million), and the remaining £717.2 million expires in more than two years (2006: £100.4 million). Bank overdrafts are repayable on demand.

### 18 Financial instruments

Exposure to credit, interest rate and foreign exchange risks arises in the normal course of the group's business. Derivatives are used to hedge exposure to fluctuations in interest rates and foreign exchange rates.

Risk management

The primary financial risks faced by the group are interest rate risk and currency risk. The board has reviewed and agreed policies for managing each of these risks, as summarised below. The board has also approved all of the classes of financial instruments used by the group. The group's treasury function, which is authorised to conduct the day-to-day treasury activities of the group, reports at least annually to the board. The use of financial derivatives is governed by the group's policies, which are approved by the board and provide written principles on the use of financial derivatives.

All of the group's activities involve analysis, acceptance and management of some degree of risk or combination of risks. The most important types of financial risk are credit risk, liquidity risk and market risk. Market risk includes currency, interest rate and equity price risks.

The group's risk management policies are designed to identify and analyse these risks, to set appropriate risk limits and controls and to monitor the risks and limits continually by means of reliable and up-to-date systems. The group modifies and enhances its risk management policies and systems to reflect changes in markets and products. The board formulates a high level group risk management policy, monitors risk and receives reports that allow it to review the effectiveness of the group's risk management policy.

Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its financial obligations under a contract. It arises principally from lending, trade finance and leasing activities. The group has dedicated standards, policies and procedures to control and monitor all such risks.

The counterparties under these activities consist of financial institutions and other bodies with good credit ratings. Although the group is potentially exposed to credit loss in the event of non-performance by these counterparties, credit risk is controlled through credit rating reviews and by limiting the total amount of exposure to any one party. Management does not anticipate that any counterparty will fail to meet its obligations.

The group does not believe that it is exposed to any material concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the balance sheet.

Liquidity risk

Liquidity risk is the risk that the group will not have sufficient funds to meet its financial obligations or commitments. The group maintains a strong liquidity position and manages the liquidity profile of its assets, liabilities and commitments so that cashflows are appropriately balanced and all financial obligations are met when due.

Market risk

Market risk is the risk that movements in market rates, including foreign exchange rates, interest rates, equity and commodity prices will reduce the group's income. The management of market risk is undertaken using limits approved by the chief financial officer under delegated authority from the board.

The group borrows in the major global debt markets in a range of currencies at both fixed and floating rates of interest, using derivatives, where appropriate, to generate the desired effective currency profile and interest basis.

*Interest rate risk*

The group's fixed rate borrowings are exposed to a risk of change in their fair value due to changes in interest rates. The group's floating rate borrowings are exposed to a risk of change in cashflows due to changes in interest rates. Investments in equity securities and short-term receivables and payables are not exposed to interest rate risk.

The group uses interest rate swap contracts and financial futures to hedge these exposures.

Under an interest rate swap, the group agrees with another party to exchange at specific intervals the difference between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. The notional principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

Non-current asset investments, trade and other receivables and trade and other payables are not directly exposed to interest rate risk.

*Currency risk*

The group is exposed to currency risk on borrowings that are denominated in currencies other than the respective functional currencies of group entities. The group utilises cross-currency swap contracts to hedge this exposure.

Under a cross-currency swap, the group agrees with another party to exchange the principal amount of two currencies, together with interest amounts in the two currencies agreed by reference to a specific interest rate basis and the principal amount. The principal of these instruments reflects the extent of the group's involvement in the instruments, but does not represent its exposure to credit risk, which is assessed by reference to the fair value.

As noted above, the group uses derivatives to manage its exposure to currency risk on its borrowings. Subsidiary undertakings make no significant sales or purchases in currencies other than their functional currencies. Accordingly, the group has no material unhedged foreign currency exposures.

Hedging

The group adopts a policy of ensuring that approximately 80 per cent of its borrowings is on a fixed rate basis over the five-year regulatory period. Interest rate derivative financial instruments have been entered into to achieve an appropriate mix of fixed and floating rate exposure. The residual short-term interest rate exposure is hedged using exchange traded financial futures.

**18 Financial instruments** continued

The derivative financial instruments utilised by the group to achieve the hedging of these exposures can be summarised as follows:

*Interest rate swaps*
Interest rate swaps are used to manage the interest rate profile of borrowings in order to reduce the financial risk to the group from potential future changes in medium-term interest rates.

Interest rate and cross-currency swaps are denominated in sterling, United States dollars, Japanese yen, euro and Hong Kong dollars and mature between 2007 and 2035. Swaps are executed in conjunction with bond issues to ensure that the combined cashflows equate to floating sterling. In these cases, interest on the swap is received to coincide with bond interest payments which are generally annual on fixed rate bonds. Interest received on these swaps will match the nominal interest paid on the bonds; these rates are detailed in borrowings note 17 'Terms and debt repayment schedule'. The floating sterling side payable on these swaps will generally occur semi annually. Taking into account the latest fixings prior to year end, rates range from 5.73 to 7.30 per cent on these floating legs. Additionally, swaps are executed to fix floating rate cashflows over the regulatory period. Cashflows on these regulatory swaps will coincide with the floating cashflow it is intended to fix. Interest received on these regulatory swaps is floating sterling and the fixed payable side ranges from 4.81 to 5.67 per cent.

*Financial futures*
Financial futures are used to manage the group's exposure to possible future changes in short-term interest rates. The financial future contracts are traded on the London International Financial Futures and Options Exchange.

*Forward contracts*
The group generally hedges foreign exchange transaction exposures up to one year forward. Hedges are put in place using forward contracts at the time that the forecast exposure becomes reasonably certain.

*Cross-currency swaps*
The group uses cross-currency swaps to hedge currency exposures where debt is raised in one currency to fund business activity in a different currency.

The group does not use derivative financial instruments for speculative purposes, and has not pledged collateral in relation to any of its derivative instruments. The derivative financial instruments do not contain any early settlement or termination options.

Those derivative instruments that are not part of a designated and effective hedging relationship are classified as held for trading and are therefore measured at fair value through profit and loss. Where fair value hedges exist they are designated as a hedge of interest rate risk and/or currency risk.

The cashflow hedge relates to the management of cashflow on a particular floating rate loan over the regulatory period to 2010. The group largely manages all of its financing cashflows over the observed five-year regulatory period; however, the majority of these economic hedges do not qualify for hedge accounting as they would be overlaid onto transactions which are already within fair value hedge relationships.

## 18 Financial instruments continued

Effective interest rate and repricing analysis

In respect of interest bearing financial liabilities, the following tables indicate their average effective interest rates at the reporting date and the periods in which they mature or, if earlier, reprice.

| Group<br>At 31 March 2007 | | Average effective interest rate<br>% | Total<br>£m | 1 year or less<br>£m | 1-2 years<br>£m | 2-3 years<br>£m | 3-4 years<br>£m | 4-5 years<br>£m | More than 5 years<br>£m |
|---|---|---|---|---|---|---|---|---|---|
| **Borrowings in hedge relationships** | | | | | | | | | |
| *Fixed rate instruments* | | | | | | | | | |
| 5.625% GBP 300m bond due 2027 | | 5.69 | 295.9 | – | – | – | – | – | 295.9 |
| 5% GBP 200m bond due 2035 | | 5.12 | 188.4 | – | – | – | – | – | 188.4 |
| 5.25% GBP 150m bond due 2010 | | 5.34 | 145.8 | – | – | 145.8 | – | – | – |
| 5.375% GBP 150m bond due 2018 | | 5.44 | 142.9 | – | – | – | – | – | 142.9 |
| 6.625% EUR 1,000m bond due 2007 | | 6.49 | 673.8 | 673.8 | – | – | – | – | – |
| 4.875% EUR 600m bond due 2009 | | 5.10 | 403.4 | – | 403.4 | – | – | – | – |
| 4.25% EUR 500m bond due 2020 | | 4.38 | 321.7 | – | – | – | – | – | 321.7 |
| 6.45% USD 500m bond due 2008 | | 6.64 | 255.7 | – | 255.7 | – | – | – | – |
| 5.375% USD 350m bond due 2019 | | 5.57 | 170.6 | – | – | – | – | – | 170.6 |
| 4.55% USD 250m bond due 2018 | | 4.71 | 113.7 | – | – | – | – | – | 113.7 |
| 5.02% JPY 10,000m reverse dual currency bond due 2029 | | 5.02 | 53.9 | – | – | – | – | – | 53.9 |
| Effect of swaps | (4) | 6.13 | – | 2,092.0 | (659.1) | (145.8) | – | – | (1,287.1) |
| *Floating rate instruments* | | | | | | | | | |
| EIB 90m loan due 2013 | (1) | 5.60 | 90.0 | 90.0 | – | – | – | – | – |
| HKD 150m bond due 2007 | (1) | 4.71 | 9.8 | 9.8 | – | – | – | – | – |
| Effect of swaps | (4) | 4.99 | – | (90.0) | – | 90.0 | – | – | – |
| | | | 2,865.6 | 2,775.6 | – | 90.0 | – | – | – |
| **Borrowings designated at fair value through profit and loss** | | | | | | | | | |
| *Fixed rate instruments* | | | | | | | | | |
| 8.875% GBP 250m bond due 2026 | | 5.87 | 344.7 | – | – | – | – | – | 344.7 |
| 6.875% USD 400m bond due 2028 | | 7.10 | 217.5 | – | – | – | – | – | 217.5 |
| 0.705% JPY 3,000m bond due 2008 | | 0.71 | 12.9 | 12.9 | – | – | – | – | – |
| 1.135% JPY 3,000m bond due 2013 | | 1.14 | 12.5 | – | – | – | – | – | 12.5 |
| Effect of swaps | (4) | 6.59 | – | 574.7 | – | – | – | – | (574.7) |
| | | | 587.6 | 587.6 | – | – | – | – | – |
| **Borrowings measured at amortised cost** | | | | | | | | | |
| *Fixed rate instruments* | | | | | | | | | |
| 8.875% GBP 200m bond due 2026 | | 9.16 | 194.9 | – | – | – | – | – | 194.9 |
| 4.21% EUR 10m bond due 2008 | | 4.26 | 6.8 | – | 6.8 | – | – | – | – |
| Commission for the New Towns loan – 14.83% | | 11.40 | 31.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.3 | 30.1 |
| Long-term bank borrowings | | 6.72 | 210.0 | 205.0 | 5.0 | – | – | – | – |
| Euro-commercial paper | (1) | 5.60 | 451.6 | 451.6 | – | – | – | – | – |
| Other debt | | 6.31 | 76.9 | 14.7 | – | 0.1 | – | – | 62.1 |
| *Floating rate instruments* | | | | | | | | | |
| USD 10m bond due 2008 | | 5.74 | 5.1 | 5.1 | – | – | – | – | – |
| USD 10m bond due 2009 | | 5.73 | 5.1 | 5.1 | – | – | – | – | – |
| Long-term bank borrowings | (1) | 5.56 | 253.0 | 253.0 | – | – | – | – | – |
| Finance lease obligations | | 4.26 | 75.3 | 75.3 | – | – | – | – | – |
| GBP 6.5m bond due 2013 | (1) | 5.94 | 6.5 | 6.5 | – | – | – | – | – |
| Bank overdrafts | (2) | Various | 62.6 | 62.6 | – | – | – | – | – |
| Other debt | (3) | Various | 134.9 | 134.9 | – | – | – | – | – |
| Loan notes | | 4.56 | 1.2 | 1.2 | – | – | – | – | – |
| | | | 1,515.1 | 1,215.2 | 12.0 | 0.3 | 0.2 | 0.3 | 287.1 |

## 18 Financial instruments continued

| Group<br>At 31 March 2007 | | Average effective interest rate % | Total £m | 1 year or less £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m |
|---|---|---|---|---|---|---|---|---|---|
| **Borrowings measured at amortised cost (continued)** | | | | | | | | | |
| *Index linked instruments* | | | | | | | | | |
| 1.97% GBP 200m IL bank loan due 2016 | (5) | 1.97+RPI | 200.7 | 200.7 | – | – | – | – | – |
| 1.9799% GBP 100m IL bond due 2035 | (5) | 1.9799+RPI | 104.7 | 104.7 | – | – | – | – | – |
| 1.7829% GBP 100m IL bond due 2040 | (5) | 1.7829+RPI | 103.6 | 103.6 | – | – | – | – | – |
| 1.5802% GBP 100m IL bond due 2042 | (5) | 1.5802+RPI | 103.3 | 103.3 | – | – | – | – | – |
| 1.4746% GBP 100m IL bond due 2046 | (5) | 1.4746+RPI | 103.0 | 103.0 | – | – | – | – | – |
| 1.847% GBP 100m IL bond due 2056 | (5) | 1.847+RPI | 102.5 | 102.5 | – | – | – | – | – |
| 1.815% GBP 100m IL bond due 2056 | (5) | 1.815+RPI | 102.1 | 102.1 | – | – | – | – | – |
| 1.662% GBP 100m IL bond due 2056 | (5) | 1.662+RPI | 101.9 | 101.9 | – | – | – | – | – |
| 3.375% GBP 50m IL bond due 2032 | (5) | 3.375+RPI | 55.4 | 55.4 | – | – | – | – | – |
| 1.3258% GBP 50m IL bond due 2041 | (5) | 1.3258+RPI | 51.7 | 51.7 | – | – | – | – | – |
| 1.397% GBP 50m IL bond due 2046 | (5) | 1.397+RPI | 51.6 | 51.6 | – | – | – | – | – |
| 1.5366% GBP 50m IL bond due 2043 | (5) | 1.5366+RPI | 51.5 | 51.5 | – | – | – | – | – |
| 1.7937% GBP 50m IL bond due 2049 | (5) | 1.7937+RPI | 51.4 | 51.4 | – | – | – | – | – |
| 1.5865% GBP 50m IL bond due 2056 | (5) | 1.5865+RPI | 50.9 | 50.9 | – | – | – | – | – |
| 1.556% GBP 50m IL bond due 2056 | (5) | 1.556+RPI | 50.6 | 50.6 | – | – | – | – | – |
| 1.435% GBP 50m IL bond due 2056 | (5) | 1.435+RPI | 50.5 | 50.5 | – | – | – | – | – |
| 1.3805% GBP 35m IL bond due 2056 | (5) | 1.3805+RPI | 35.3 | 35.3 | – | – | – | – | – |
| 1.591% GBP 25m IL bond due 2056 | (5) | 1.591+RPI | 25.4 | 25.4 | – | – | – | – | – |
| | | | 1,396.1 | 1,396.1 | – | – | – | – | – |
| Effect of a fixed hedge for the term of the regulatory business plan | | 5.21 | – | (3,378.5) | – | 2,239.7 | 1,138.8 | – | – |
| **Total borrowings** | | | **6,364.4** | **2,596.0** | **12.0** | **2,330.0** | **1,139.0** | **0.3** | **287.1** |

| Group<br>At 31 March 2006 | | Average effective interest rate % | Total £m | 1 year or less £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m |
|---|---|---|---|---|---|---|---|---|---|
| **Borrowings in hedge relationships** | | | | | | | | | |
| *Fixed rate instruments* | | | | | | | | | |
| 5.625% GBP 300m bond due 2027 | | 5.69 | 317.6 | – | – | – | – | – | 317.6 |
| 5% GBP 200m bond due 2035 | | 5.12 | 202.4 | – | – | – | – | – | 202.4 |
| 5.25% GBP 150m bond due 2010 | | 5.34 | 148.9 | – | – | – | 148.9 | – | – |
| 5.375% GBP 150m bond due 2018 | | 5.44 | 150.8 | – | – | – | – | – | 150.8 |
| 6.625% EUR 1,000m bond due 2007 | | 6.49 | 690.9 | – | 690.9 | – | – | – | – |
| 4.875% EUR 600m bond due 2009 | | 5.10 | 420.4 | – | – | 420.4 | – | – | – |
| 4.25% EUR 500m bond due 2020 | | 4.38 | 337.6 | – | – | – | – | – | 337.6 |
| 6.45% USD 500m bond due 2008 | | 6.64 | 291.7 | – | – | 291.7 | – | – | – |
| 5.375% USD 350m bond due 2019 | | 5.57 | 190.4 | – | – | – | – | – | 190.4 |
| 4.55% USD 250m bond due 2018 | | 4.71 | 126.1 | – | – | – | – | – | 126.1 |
| 5.02% JPY 10,000m reverse dual currency bond due 2029 | | 5.02 | 60.8 | – | – | – | – | – | 60.8 |
| Effect of swaps | (4) | 5.26 | – | 2,937.6 | (690.9) | (712.1) | (148.9) | – | (1,385.7) |
| *Floating rate instruments* | | | | | | | | | |
| EIB 90m loan due 2013 | | 4.65 | 90.1 | 90.1 | – | – | – | – | – |
| HKD 150m bond due 2007 | | 4.50 | 11.1 | 11.1 | – | – | – | – | – |
| Effect of swaps | (4) | 4.83 | – | (90.1) | – | – | 90.1 | – | – |
| | | | 3,038.8 | 2,948.7 | – | – | 90.1 | – | – |
| **Borrowings designated at fair value through profit and loss** | | | | | | | | | |
| *Fixed rate instruments* | | | | | | | | | |
| 8.875% GBP 250m bond due 2026 | | 5.87 | 358.9 | – | – | – | – | – | 358.9 |
| 6.875% USD 400m bond due 2028 | | 7.10 | 240.1 | – | – | – | – | – | 240.1 |
| 0.705% JPY 3,000m bond due 2008 | | 0.71 | 14.7 | – | 14.7 | – | – | – | – |
| 1.135% JPY 3,000m bond due 2013 | | 1.14 | 13.6 | – | – | – | – | – | 13.6 |
| 0.75% JPY 1,000m bond due 2007 | | 0.75 | 4.9 | 4.9 | – | – | – | – | – |
| Effect of swaps | (4) | 5.52 | – | 627.3 | (14.7) | – | – | – | (612.6) |
| | | | 632.2 | 632.2 | – | – | – | – | – |

**18 Financial instruments** continued

| Group<br>At 31 March 2006 | Average effective interest rate % | Total £m | 1 year or less £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m |
|---|---|---|---|---|---|---|---|---|
| **Borrowings measured at amortised cost** | | | | | | | | |
| *Fixed rate instruments* | | | | | | | | |
| 8.875% GBP 200m bond due 2026 | 9.16 | 194.9 | – | – | – | – | – | 194.9 |
| 4.21% EUR 10m bond due 2008 | 4.26 | 7.0 | – | – | 7.0 | – | – | – |
| Commission for the New Towns loan – 14.83% | 11.40 | 31.4 | 0.3 | 0.2 | 0.2 | 0.2 | 0.2 | 30.3 |
| Long-term bank borrowings | 6.89 | 223.6 | 13.5 | 205.0 | 5.1 | – | – | – |
| Euro-commercial paper (a) | 4.59 | 218.3 | 218.3 | – | – | – | – | – |
| Other debt | 6.66 | 97.7 | 22.0 | – | – | – | – | 75.7 |
| 0.765% JPY 3,000m bond due 2006 | 0.77 | 14.7 | 14.7 | – | – | – | – | – |
| *Floating rate instruments* | | | | | | | | |
| USD 10m bond due 2008 | 5.35 | 5.8 | 5.8 | – | – | – | – | – |
| USD 10m bond due 2009 | 5.03 | 5.8 | 5.8 | – | – | – | – | – |
| Long-term bank borrowings | 4.79 | 256.0 | 256.0 | – | – | – | – | – |
| Finance lease obligations | 4.47 | 80.5 | 80.5 | – | – | – | – | – |
| GBP 6.5m bond due 2013 | 4.88 | 6.5 | 6.5 | – | – | – | – | – |
| Committed facilities – drawn | 4.79 | 251.8 | 251.8 | – | – | – | – | – |
| Bank overdrafts | Various | 69.6 | 69.6 | – | – | – | – | – |
| Other debt | Various | 99.2 | 99.2 | – | – | – | – | – |
| Loan notes | 3.585 | 9.4 | 9.4 | – | – | – | – | – |
| | | 1,572.2 | 1,053.4 | 205.2 | 12.3 | 0.2 | 0.2 | 300.9 |
| *Index linked instruments* | | | | | | | | |
| 1.5802% GBP 100m IL bond due 2042 (a) | 1.5082+RPI | 100.0 | 100.0 | – | – | – | – | – |
| 1.7829% GBP 100m IL bond due 2040 (a) | 1.7829+RPI | 100.5 | 100.5 | – | – | – | – | – |
| 1.9799% GBP 100m IL bond due 2035 (a) | 1.9799+RPI | 101.5 | 101.5 | – | – | – | – | – |
| 3.375% GBP 50m IL bond due 2032 (a) | 3.375+RPI | 54.8 | 54.8 | – | – | – | – | – |
| 1.3258% GBP 50m IL bond due 2041 (a) | 1.3258+RPI | 50.1 | 50.1 | – | – | – | – | – |
| 1.397% GBP 50m IL bond due 2046 (a) | 1.397+RPI | 50.1 | 50.1 | – | – | – | – | – |
| | | 457.0 | 457.0 | – | – | – | – | – |
| Effect of a fixed hedge for the term of the regulatory business plan | 5.21 | – | (3,378.4) | – | – | 2,239.6 | 1,138.8 | – |
| Total borrowings | | 5,700.2 | 1,712.9 | 205.2 | 12.3 | 2,329.9 | 1,139.0 | 300.9 |

18 Financial instruments continued

| Company<br>At 31 March 2007 | | Average effective interest rate % | Total £m | 1 year or less £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m |
|---|---|---|---|---|---|---|---|---|---|
| **Borrowings in hedge relationships:** | | | | | | | | | |
| *Fixed rate instruments:* | | | | | | | | | |
| 6.45% USD 500m bond due 2008 | | 6.64 | 255.7 | – | 255.7 | – | – | – | – |
| 5.375% USD 350m bond due 2019 | | 5.57 | 170.6 | – | – | – | – | – | 170.6 |
| 4.55% USD 250m bond due 2018 | | 4.71 | 113.7 | – | – | – | – | – | 113.7 |
| Effect of swaps | (4) | 5.97 | – | 540.0 | (255.7) | – | – | – | (284.3) |
| | | | 540.0 | 540.0 | – | – | – | – | – |
| **Borrowings designated at fair value through profit and loss:** | | | | | | | | | |
| *Fixed rate instruments:* | | | | | | | | | |
| 0.705% JPY 3,000m bond due 2008 | | 0.71 | 12.9 | 12.9 | – | – | – | – | – |
| Effect of swaps | (4) | 6.11 | – | – | – | – | – | – | – |
| | | | 12.9 | 12.9 | – | – | – | – | – |
| **Borrowings measured at amortised cost:** | | | | | | | | | |
| *Fixed rate instruments:* | | | | | | | | | |
| 6.875% USD 400m bond due 2028 | | 7.10 | 200.6 | – | – | – | – | – | 200.6 |
| 4.21% EUR 10m bond due 2008 | | 4.26 | 6.8 | – | 6.8 | – | – | – | – |
| Commercial paper | (6) | 5.60 | 451.6 | 451.6 | – | – | – | – | – |
| *Floating rate instruments:* | | | | | | | | | |
| USD 10m bond due 2008 | | 5.74 | 5.1 | 5.1 | – | – | – | – | – |
| USD 10m bond due 2009 | | 5.73 | 5.1 | 5.1 | – | – | – | – | – |
| Long-term bank borrowings | (1) | 3.59 | 1.1 | 1.1 | – | – | – | – | – |
| GBP 6.5m bond due 2013 | (1) | 5.94 | 6.5 | 6.5 | – | – | – | – | – |
| | | | 676.8 | 469.4 | 6.8 | – | – | – | 200.6 |
| Effect of a fixed hedge for the term of the regulatory business plan | | 4.88 | – | (190.0) | – | 190.0 | – | – | – |
| Total external borrowings | | | 1,229.7 | 832.3 | 6.8 | 190.0 | – | – | 200.6 |
| Amounts owed to subsidiary undertakings | | | 463.5 | 463.5 | – | – | – | – | – |
| **Total borrowings** | | | **1,693.2** | **1,295.8** | **6.8** | **190.0** | **–** | **–** | **200.6** |

## 18 Financial instruments continued

| Company At 31 March 2006 | | Average effective interest rate % | Total £m | 1 year or less £m | 1-2 years £m | 2-3 years £m | 3-4 years £m | 4-5 years £m | More than 5 years £m |
|---|---|---|---|---|---|---|---|---|---|
| **Borrowings in hedge relationships** | | | | | | | | | |
| ***Fixed rate instruments*** | | | | | | | | | |
| 6.45% USD 500m bond due 2008 | | 6.64 | 291.7 | – | – | 291.7 | – | – | – |
| 5.375% USD 350m bond due 2019 | | 5.57 | 190.4 | – | – | – | – | – | 190.4 |
| 4.55% USD 250m bond due 2018 | | 4.71 | 126.1 | – | – | – | – | – | 126.1 |
| Effect of swaps | (4) | 5.17 | – | 608.2 | – | (291.7) | – | – | (316.5) |
| | | | 608.2 | 608.2 | – | – | – | – | – |
| **Borrowings designated at fair value through profit and loss** | | | | | | | | | |
| ***Fixed rate instruments*** | | | | | | | | | |
| 0.705% JPY 3,000m bond due 2008 | | 0.71 | 14.7 | – | 14.7 | – | – | – | – |
| Effect of swaps | (4) | 5.06 | – | 14.7 | (14.7) | – | – | – | – |
| | | | 14.7 | 14.7 | – | – | – | – | – |
| **Borrowings measured at amortised cost** | | | | | | | | | |
| ***Fixed rate instruments*** | | | | | | | | | |
| 6.875% USD 400m bond due 2028 | | 7.10 | 240.1 | – | – | – | – | – | 240.1 |
| 4.21% EUR 10m bond due 2008 | | 4.26 | 7.0 | – | – | 7.0 | – | – | – |
| Euro-commercial paper | (6) | 4.59 | 218.3 | 218.3 | – | – | – | – | – |
| ***Floating rate instruments*** | | | | | | | | | |
| USD 10m bond due 2008 | | 5.35 | 5.8 | 5.8 | – | – | – | – | – |
| USD 10m bond due 2009 | | 5.03 | 5.8 | 5.8 | – | – | – | – | – |
| Long-term bank borrowings | (1) | Various | 0.9 | 0.9 | – | – | – | – | – |
| GBP 6.5m bond due 2013 | (1) | 4.88 | 6.5 | 6.5 | – | – | – | – | – |
| Committed facilities – drawn | | 4.79 | 251.8 | 251.8 | – | – | – | – | – |
| | | | 736.2 | 489.1 | – | 7.0 | – | – | 240.1 |
| Effect of a fixed hedge for the term of the regulatory business plan | | 4.88 | – | (190.0) | – | – | 190.0 | – | – |
| Total borrowings | | | 1,359.1 | 922.0 | – | 7.0 | 190.0 | – | 240.1 |

Notes:

(1) Where a floating rate is quoted, the latest fixing is quoted here including any appropriate margins.

(2) This represents a number of bank balances across the group with various floating rates.

(3) This represents a number of floating loans where interest is priced against euribor, LIBOR and short-term AUD bank rates.

(4) The rate quoted here is the last GBP LIBOR fixing plus any margin which is payable under the relevant swap. The interest receivable on these swaps will be the coupon due on the corresponding debt item.

(5) The debt balance on these index-linked items, and thus the balance upon which interest is paid at the quoted coupon, is adjusted for movements in the Retail Price Index established at the trade date. The corresponding annualised inflation rate for the year ended 31 March 2007 was 4.8 per cent (2006: 2.4 per cent).

(6) Where euro-commercial paper is denominated in currency other than GBP, the rate quoted here includes the effect of associated cross-currency swaps converting to GBP reference rate.

### Sensitivity analysis

In managing interest rate and currency risks the group aims to reduce the impact of short-term fluctuations on the group's earnings. Over the longer term, permanent changes in foreign exchange and interest rates will have an impact on profit.

The analysis in the table below illustrates the sensitivity of the market value of the group's financial instruments to changes in interest rates. The analysis assumes a general increase or decrease of one percentage point in interest rates for all maturities and currencies from their levels at 31 March with all other variables held constant.

| Group | Market value 31 March 2007 £m | +1% movement in interest rate £m | –1% movement in interest rate £m |
|---|---|---|---|
| **Interest rate movement** | | | |
| Long-term debt | (4,944.2) | 519.7 | (679.3) |
| Derivatives | (164.6) | (119.7) | 150.0 |
| Cash and short-term deposits | 2,407.0 | (2.0) | 1.7 |

| | Market value 31 March 2006 £m | +1% movement in interest rate £m | –1% movement in interest rate £m |
|---|---|---|---|
| **Interest rate movement** | | | |
| Long-term debt | (5,289.1) | 184.8 | (213.9) |
| Derivatives | (44.3) | (67.3) | 86.8 |
| Cash and short-term deposits | 1,513.5 | (0.6) | 0.6 |

## 18 Financial instruments continued

| Company | Market value 31 March 2007 £m | +1% movement in interest rate £m | –1% movement in interest rate £m |
|---|---|---|---|
| **Interest rate movement** | | | |
| Long-term debt | (795.7) | 48.0 | (54.9) |
| Derivatives | (88.6) | (20.8) | 23.5 |
| Cash and short-term deposits | 336.8 | (0.1) | – |

| | Market value 31 March 2006 £m | +1% movement in interest rate £m | –1% movement in interest rate £m |
|---|---|---|---|
| **Interest rate movement** | | | |
| Long-term debt | (889.5) | 66.9 | (76.5) |
| Derivatives | (38.5) | (27.1) | 30.4 |
| Cash and short-term deposits | 120.4 | – | – |

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the balance sheet, are as follows:

| Group | | | 2007 Carrying value £m | | 2007 Fair value £m | | 2006 Carrying value £m | | 2006 Fair value £m |
|---|---|---|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | | | | |
| ***Non-current assets*** | | | | | | | | | |
| Available for sale investments | | | 201.8 | | 201.8 | | 170.7 | | 170.7 |
| Trade and other receivables | | | 21.6 | | 21.6 | | 22.0 | | 22.0 |
| Derivative financial instruments: | | | | | | | | | |
| Fair value hedge derivatives – swaps | (1) | 15.2 | | 15.2 | | 27.6 | | 27.6 | |
| Option over THUS Group plc shares | | – | | – | | 13.2 | | 13.2 | |
| | | | 15.2 | | 15.2 | | 40.8 | | 40.8 |
| ***Current assets*** | | | | | | | | | |
| Trade and other receivables | (2) | | 418.2 | | 418.2 | | 490.1 | | 490.1 |
| Available for sale investments | | | 38.5 | | 38.5 | | 29.7 | | 29.7 |
| Cash and short-term deposits | (2) | | 2,403.3 | | 2,407.0 | | 1,513.5 | | 1,513.5 |
| Derivative financial instruments: | | | | | | | | | |
| Held for trading derivatives – swaps | | 52.4 | | 52.4 | | 48.9 | | 48.9 | |
| Option over THUS Group plc shares | | 8.6 | | 8.6 | | – | | – | |
| | | | 61.0 | | 61.0 | | 48.9 | | 48.9 |
| **Financial liabilities** | | | | | | | | | |
| ***Non-current liabilities*** | | | | | | | | | |
| Trade and other payables | | | (414.3) | | (414.3) | | (383.7) | | (383.7) |
| Borrowings: | | | | | | | | | |
| Financial liabilities designated at fair value through profit and loss | | (574.7) | | (574.7) | | (627.3) | | (627.3) | |
| Financial liabilities in a hedged relationship: | | | | | | | | | |
| Fair value hedge | (3) | (2,092.0) | | (2,140.2) | | (2,948.7) | | (3,001.7) | |
| Cashflow hedge | (3) | (90.0) | | (90.4) | | (90.1) | | (90.0) | |
| Other financial liabilities | (3) | (2,098.2) | | (2,138.9) | | (1,415.0) | | (1,570.1) | |
| | | | (4,854.9) | | (4,944.2) | | (5,081.1) | | (5,289.1) |
| Derivative financial instruments: | | | | | | | | | |
| Fair value hedge derivatives – swaps | | | (173.5) | | (173.5) | | (57.6) | | (57.6) |
| ***Current liabilities:*** | | | | | | | | | |
| Trade and other payables | (2) | | (749.2) | | (749.2) | | (855.1) | | (855.1) |
| Borrowings: | | | | | | | | | |
| Financial liabilities designated at fair value through profit and loss | | (12.9) | | (12.9) | | (4.9) | | (4.9) | |
| Financial liabilities in a hedged relationship: | | | | | | | | | |
| Fair value hedge | (3) | (683.6) | | (715.7) | | – | | – | |
| Other financial liabilities | (3) | (813.0) | | (820.7) | | (614.2) | | (614.2) | |
| | | | (1,509.5) | | (1,549.3) | | (619.1) | | (619.1) |
| Derivative financial instruments: | | | | | | | | | |
| Held for trading derivatives – swaps | | | (67.3) | | (67.3) | | (76.4) | | (76.4) |
| Adjustment for accrued interest | (2)(3) | | – | | 57.5 | | – | | – |
| | | | (4,609.1) | | (4,677.0) | | (4,757.3) | | (4,965.3) |

### 18 Financial instruments continued

In respect of the total change in fair value of financial liabilities designated as at fair value through profit and loss of £44.6 million gain (2006: £26.8 million loss), £8.3 million loss (2006: £3.0 million loss) is attributable to changes in credit risk.

| Company | | | 2007 Carrying value £m | | 2007 Fair value £m | | 2006 Carrying value £m | | 2006 Fair value £m |
|---|---|---|---|---|---|---|---|---|---|
| *Current assets* | | | | | | | | | |
| Trade and other receivables | (2) | | 993.6 | | 993.6 | | 1,130.6 | | 1,130.6 |
| Cash and short-term deposits | (2) | | 336.7 | | 336.8 | | 120.4 | | 120.4 |
| Derivative financial instruments: | | | | | | | | | |
| Held for trading derivatives – swaps | | 10.2 | | 10.2 | | – | | – | |
| Option over THUS Group plc shares | | 8.6 | | 8.6 | | – | | – | |
| | | | 18.8 | | 18.8 | | | | |
| **Financial liabilities** | | | | | | | | | |
| ***Non-current liabilities*** | | | | | | | | | |
| Borrowings: | | | | | | | | | |
| Financial liabilities designated at fair value through profit and loss | | – | | – | | (14.7) | | (14.7) | |
| Financial liabilities in a hedged relationship: | | | | | | | | | |
| Fair value hedge | (3) | (540.0) | | (553.3) | | (608.2) | | (608.2) | |
| Other financial liabilities | (3) | (225.2) | | (242.4) | | (258.0) | | (266.6) | |
| | | | (765.2) | | (795.7) | | (880.9) | | (889.5) |
| Derivative financial instruments: | | | | | | | | | |
| Fair value hedge derivatives | | | (100.1) | | (100.1) | | (32.7) | | (32.7) |
| *Current liabilities* | | | | | | | | | |
| Trade and other payables | (3) | | (502.5) | | (502.5) | | (550.8) | | (550.8) |
| Borrowings: | | | | | | | | | |
| Financial liabilities designated at fair value through profit and loss | | (12.9) | | (12.9) | | – | | – | |
| Other financial liabilities | (3) | (915.1) | | (915.1) | | (478.2) | | (478.2) | |
| | | | (928.0) | | (928.0) | | (478.2) | | (478.2) |
| Derivative financial instruments: | | | | | | | | | |
| Held for trading derivatives – swaps | | | (7.3) | | (7.3) | | (5.8) | | (5.8) |
| Adjustment for accrued interest | (2)(3) | | – | | 13.3 | | – | | – |
| | | | (954.0) | | (971.1) | | (697.4) | | (706.0) |

Note:

(1) Included in the group fair value table is an asset relating to a cashflow hedge, the notional and fair value of which is inconsequential. Within the year ended 31 March 2007, a movement in the fair value of the derivative of £2.8 million gain (2006: £0.9 million loss) was recognised and taken to reserves, gross of tax.

(2) The fair value price quoted includes £4.0 million interest receivable (company: £0.1 million). This interest receivable is also included within the fair value of trade and other receivables. The impact on the total fair value of financial instruments has been removed in the adjustment for accrued interest.

(3) Fair value prices quoted include accrued interest of £61.5 million in respect of the associated borrowings (company: £13.4 million). This accrued interest is also included in the fair value of trade and other payables. The impact on the total fair value of financial instruments has been removed in the adjustment for accrued interest.

### 19 Retirement benefit obligations

The group participates in a number of pension schemes principally in the UK. The two major schemes are funded defined benefit schemes – the United Utilities Pension Scheme (UUPS) and the United Utilities Group of the Electricity Supply Pension Scheme (ESPS) (the 'Schemes'), both of which are closed to new employees. UUPS also includes a defined contribution section which constitutes less than 0.5 per cent of the total asset value. The assets of these Schemes are held in trust funds independent of the group's finances.

The last actuarial valuations of the Schemes were carried out as at 31 March 2006. These valuations have been updated to take account of the requirements of IAS 19 'Employee Benefits' in order to assess the position at 31 March 2007 by projecting forward from 31 March 2006, and have been performed by an independent actuary, Mercer Human Resource Consulting.

On 31 March 2005, the group made lump-sum payments of £216.0 million and £103.5 million to UUPS and ESPS respectively. The payments were in lieu of the estimated company contributions that were expected to have been payable for defined benefit members over the five years from 1 April 2005. Subject to the results of the actuarial valuations at 31 March 2007, company contributions are expected to resume from 1 April 2010. In the meantime, the group will continue to pay contributions in respect of the defined contribution members and insurance premiums. Other payments will be made by the group in accordance with the funding agreements between the trustees and the group.

The group did not make any significant contributions to the Schemes for the year ended 31 March 2007 and does not expect to make any contributions over the year to 31 March 2008. During the year, the group contributed to its section of the Essex County Council Pension Fund.

The group also operates a series of unfunded, unregistered retirement benefit schemes. The cost of the unfunded, unregistered retirement benefit schemes is included in the total pension cost, on a basis consistent with IAS 19 and the assumptions set out below. In accordance with these unfunded arrangements, the group made payments directly to former directors, including lump sum payments, of £nil in the year ended 31 March 2007 (2006: £2.8 million). However, the group made contributions to the Schemes of £5.1 million (2006: £nil) on behalf of the unfunded, unregistered retirement benefit schemes.

## 19 Retirement benefit obligations continued

The total defined benefit pension cost for the period was £11.9 million (2006: £19.4 million). A pension surplus of £62.2 million is included in the balance sheet at 31 March 2007 (2006: £19.3 million). Information about the pension arrangements for executive directors is contained in the directors' remuneration report.

The main financial assumptions used by the actuary were as follows:

| Group and Company | 2007 % | 2006 % |
|---|---|---|
| Discount rate – UUPS | **5.20** | 4.90 |
| Discount rate – ESPS | **5.30** | 4.90 |
| Expected return on assets – UUPS | **6.50** | 6.20 |
| Expected return on assets – ESPS | **6.30** | 5.90 |
| Pensionable salary growth – UUPS | **3.95** | 3.75 |
| Pensionable salary growth – ESPS | **4.00** | 3.80 |
| Pension increases | **3.00** | 2.80 |
| Price inflation | **3.00** | 2.80 |

The current male life expectancies at age 60 underlying the value of the accrued liabilities for the Schemes are:

| Group and Company | 2007 years | 2006 years |
|---|---|---|
| Retired member | **23.8** | 22.5 |
| Non-retired member | **25.9** | 24.8 |

Recent studies have shown faster rates of life expectancy improvement than had previously been expected. Studies have also illustrated that mortality rates vary significantly according to the demographics of the Schemes' members. These factors have been taken into account in the calculation of the defined benefit obligations of the group.

At 31 March, the fair value of the Schemes' assets and liabilities recognised in the balance sheet were as follows:

| Group | Schemes' assets % | 2007 £m | Schemes' assets % | 2006 £m |
|---|---|---|---|---|
| Equities | **65.0** | **1,759.3** | 66.6 | 1,825.1 |
| Gilts | **20.4** | **550.7** | 22.3 | 611.1 |
| Bonds | **13.6** | **368.9** | 11.0 | 301.4 |
| Property | **–** | **–** | 0.1 | 2.7 |
| Cash | **1.0** | **27.1** | – | – |
| Total fair value of assets | **100.0** | **2,706.0** | 100.0 | 2,740.3 |
| Present value of defined benefit obligation | | **(2,643.8)** | | (2,721.0) |
| Net retirement benefit surplus | | **62.2** | | 19.3 |

| Company | Schemes' assets % | 2007 £m | Schemes' assets % | 2006 £m |
|---|---|---|---|---|
| Equities | **65.0** | **259.3** | 66.6 | 79.3 |
| Gilts | **20.4** | **81.4** | 22.3 | 26.5 |
| Bonds | **13.6** | **54.2** | 11.0 | 13.1 |
| Property | **–** | **–** | 0.1 | 0.1 |
| Cash | **1.0** | **4.0** | – | – |
| Total fair value of assets | **100.0** | **398.9** | 100.0 | 119.0 |
| Present value of defined benefit obligation | | **(388.8)** | | (120.2) |
| Net retirement benefit surplus/(obligation) | | **10.1** | | (1.2) |

To develop the expected long-term rate of return on asset assumptions, the group considered the level of expected returns on risk-free investments, the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class was then weighted based on the actual asset allocation to develop the expected long-term return on asset assumptions for the portfolio. The group's actual return on Schemes' assets was a gain of £107.5 million (2006: £571.0 million) and the company's actual return on the Schemes' assets was a loss of £39.3 million (2006: £21.4 million gain).

**19 Retirement benefit obligations** continued

Movements in the present value of the defined benefit obligations are as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| At 1 April | **(2,721.0)** | (2,382.3) | **(120.2)** | (103.1) |
| Interest cost on Schemes' obligations | **(130.0)** | (130.4) | **(6.0)** | (3.3) |
| Actuarial gains/(losses) | **99.3** | (301.1) | **26.3** | (12.4) |
| Curtailments/settlements | **68.1** | 62.6 | **–** | – |
| Member contributions | **(13.7)** | (14.5) | **(0.3)** | – |
| Benefits paid | **103.4** | 103.3 | **29.4** | 0.2 |
| Transfer on disposal of businesses | **–** | – | **(316.4)** | – |
| Current service cost | **(48.8)** | (53.5) | **(1.4)** | (1.6) |
| Past service costs | **(1.1)** | (5.1) | **(0.2)** | – |
| At 31 March | **(2,643.8)** | (2,721.0) | **(388.8)** | (120.2) |

At 31 March 2007, £7.9 million (2006: £12.8 million) of the defined benefit obligation related to unfunded benefit plans.

Movements in the fair value of the Schemes' assets were as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| At 1 April | **2,740.3** | 2,297.7 | **119.0** | 94.9 |
| Expected return on Schemes' assets | **160.3** | 150.7 | **8.4** | 3.8 |
| Actuarial (losses)/gains | **(52.8)** | 420.3 | **(47.7)** | 17.6 |
| Curtailments/settlements | **(60.4)** | (43.7) | **–** | – |
| Member contributions | **13.7** | 14.5 | **0.3** | – |
| Benefits paid | **(103.4)** | (103.3) | **(29.4)** | (0.2) |
| Transfer on disposal of businesses | **–** | – | **343.2** | – |
| Company contributions | **8.3** | 4.1 | **5.1** | 2.9 |
| At 31 March | **2,706.0** | 2,740.3 | **398.9** | 119.0 |

The net pension expense before taxation recognised in the income statement in respect of the defined benefit schemes is summarised as follows:

| | | | | | | Group |
|---|---|---|---|---|---|---|
| | Continuing operations | Discontinued operations | Total | Continuing operations | Discontinued operations | Total |
| | | | 2007 £m | | | 2006 £m |
| Current service cost | **(41.7)** | **(7.1)** | **(48.8)** | (39.6) | (13.9) | (53.5) |
| Curtailments/settlements | **–** | **1.4** | **1.4** | – | 10.6 | 10.6 |
| Past service costs | **(0.6)** | **(0.5)** | **(1.1)** | (2.4) | (2.7) | (5.1) |
| Pension expense (charged)/credited to operating profit | **(42.3)** | **(6.2)** | **(48.5)** | (42.0) | (6.0) | (48.0) |
| Expected return on Schemes' assets | **138.0** | **22.3** | **160.3** | 122.8 | 27.9 | 150.7 |
| Interest on Schemes' obligations | **(112.9)** | **(17.1)** | **(130.0)** | (106.3) | (24.1) | (130.4) |
| Pension expense credited to investment income | **25.1** | **5.2** | **30.3** | 16.5 | 3.8 | 20.3 |
| Curtailments/settlements credited to loss on disposal | **–** | **6.3** | **6.3** | – | 8.3 | 8.3 |
| Net pension (charged)/credited before taxation | **(17.2)** | **5.3** | **(11.9)** | (25.5) | 6.1 | (19.4) |

| | Company | |
|---|---|---|
| | 2007 £m | 2006 £m |
| Current service cost | **(1.4)** | (1.6) |
| Past service cost | **(0.2)** | – |
| Pension expense charged to operating profit | **(1.6)** | (1.6) |
| Expected return on Schemes' assets | **8.4** | 3.8 |
| Interest on Schemes' obligations | **(6.0)** | (3.3) |
| Pension expense credited to investment income | **2.4** | 0.5 |
| Transfer on disposal of businesses credited to income statement | **26.8** | – |
| Net pension credited/(charged) before taxation | **27.6** | (1.1) |

## 19 Retirement benefit obligations continued

The reconciliation of the opening and closing balance sheet position is as follows:

| | Group | | Company | |
|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| At 1 April | **19.3** | (84.6) | **(1.2)** | (8.2) |
| Expenses recognised in the income statement | **(11.9)** | (19.4) | **0.8** | (1.1) |
| Transfer on disposal of businesses recognised in the income statement | **–** | – | **26.8** | – |
| Contributions paid | **8.3** | 4.1 | **5.1** | 2.9 |
| Actuarial gains/(losses) gross of taxation | **46.5** | 119.2 | **(21.4)** | 5.2 |
| At 31 March | **62.2** | 19.3 | **10.1** | (1.2) |

Actuarial gains and losses are recognised directly in the statement of recognised income and expense. At 31 March 2007, a cumulative pre-tax gain of £155.6 million (2006: £109.1 million) for the group, and a cumulative loss of £17.0 million (2006: £4.4 million gain) for the company was recorded directly in the statement of recognised income and expense.

The history of the Schemes for the current and prior years is as follows:

| | Group | | | Company | | |
|---|---|---|---|---|---|---|
| | 2007 £m | 2006 £m | 2005 £m | 2007 £m | 2006 £m | 2005 £m |
| Present value of defined benefit obligation | **(2,643.8)** | (2,721.0) | (2,382.3) | **(388.8)** | (120.2) | (103.1) |
| Fair value of Schemes' assets | **2,706.0** | 2,740.3 | 2,297.7 | **398.9** | 119.0 | 94.9 |
| Net retirement benefit surplus/(obligation) | **62.2** | 19.3 | (84.6) | **10.1** | (1.2) | (8.2) |
| Experience adjustments on Schemes' liabilities | **92.6** | – | (14.3) | **13.3** | – | (0.6) |
| Experience adjustments on Schemes' assets | **(43.3)** | 397.2 | 45.3 | **(1.1)** | 16.4 | 1.9 |

During the year, the group made £17.0 million (2006: £12.0 million) of contributions to defined contribution schemes, which are included in arriving at operating profit from continuing operations and a further £4.4 million (2006: £5.4 million) which are recognised within discontinued operations. The company made £0.3 million (2006: £0.2 million) of contributions to defined contribution schemes.

## 20 Deferred tax

The following are the major deferred tax liabilities and assets recognised by the group and company, and the movements thereon, during the current and prior year.

| | | | | Group | Company |
|---|---|---|---|---|---|
| | Accelerated tax depreciation £m | Retirement benefit obligations £m | Other £m | Total £m | Total £m |
| At 1 April 2005 | 1,460.0 | (141.9) | 19.2 | 1,337.3 | 3.1 |
| Charged/(credited) to the income statement | 96.8 | – | (52.1) | 44.7 | (10.3) |
| Charged/(credited) to equity | – | 35.8 | 0.8 | 36.6 | (0.2) |
| Acquired in year | 8.0 | – | – | 8.0 | – |
| At 31 March 2006 | 1,564.8 | (106.1) | (32.1) | 1,426.6 | (7.4) |
| Charged to the income statement | 15.1 | – | 94.3 | 109.4 | 6.5 |
| Charged/(credited) to equity | – | 14.0 | 0.8 | 14.8 | (6.4) |
| **At 31 March 2007** | **1,579.9** | **(92.1)** | **63.0** | **1,550.8** | **(7.3)** |

Certain deferred tax assets and liabilities have been offset in accordance with IAS 12 'Income Taxes'.

The Chancellor's 2007 budget proposed various changes to the rules for claiming tax allowances on capital expenditure, together with a reduction in the main corporate tax rate. The impact of these changes on the group's future deferred tax position is currently under review.

## 21 Provisions

| | Group | | | | Company | | |
|---|---|---|---|---|---|---|---|
| | Restructuring £m | Onerous leases £m | Other £m | Total £m | Restructuring £m | Other £m | Total £m |
| At 1 April 2005 | 15.2 | – | 3.2 | 18.4 | 0.4 | – | 0.4 |
| Charged to the income statement | 25.5 | – | 3.2 | 28.7 | – | – | – |
| Acquired in the year | 2.3 | 13.6 | 23.9 | 39.8 | – | – | – |
| Utilised in year | (24.6) | (1.6) | (7.6) | (33.8) | (0.4) | – | (0.4) |
| At 31 March 2006 | 18.4 | 12.0 | 22.7 | 53.1 | – | – | – |
| Reclassification in the year | – | 14.9 | 23.4 | 38.3 | – | 12.6 | 12.6 |
| Charged to the income statement | 5.0 | – | 1.8 | 6.8 | – | 2.0 | 2.0 |
| Utilised in year | (13.0) | – | (14.9) | (27.9) | – | (0.1) | (0.1) |
| Disposed of in the year | (4.1) | (19.2) | (8.1) | (31.4) | – | – | – |
| **At 31 March 2007** | **6.3** | **7.7** | **24.9** | **38.9** | **–** | **14.5** | **14.5** |

The directors have reviewed the liabilities of the group and, after due consideration of their nature, consider that it is appropriate to reclassify certain liabilities, in respect of potential legal claims against the group and the cost of vacant properties, from accruals to provisions. The total effect is to increase provisions and decrease accruals and deferred income within trade and other payables by £38.3 million (company: £12.6 million) during the year.

The restructuring provision principally relates to severance and programme costs as a result of the group reorganisation and represents management's best estimate.

The onerous lease provision relates to potential liabilities on vacant retail property where the group is the holder of the lead lease. The provision is based on the net present value of future lease payments which run to 2020.

Other provisions principally relate to legal claims against the group and represent management's best estimate of the value of settlement and costs. It is estimated that these claims will be settled in more than one year.

Provisions have been analysed between current and non-current as follows:

| | Group | | | | Company |
|---|---|---|---|---|---|
| | Restructuring £m | Onerous leases £m | Other £m | Total £m | Other £m |
| **At 31 March 2007** | | | | | |
| Non-current | – | 7.7 | 22.7 | 30.4 | 12.5 |
| Current | 6.3 | – | 2.2 | 8.5 | 2.0 |
| | **6.3** | **7.7** | **24.9** | **38.9** | **14.5** |
| At 31 March 2006 | | | | | |
| Non-current | – | 9.3 | 7.3 | 16.6 | – |
| Current | 18.4 | 2.7 | 15.4 | 36.5 | – |
| | 18.4 | 12.0 | 22.7 | 53.1 | – |

## 22 Trade and other payables

| | Group | | Company | |
|---|---|---|---|---|
| **Non-current** | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Deferred grants and contributions | **400.1** | 347.3 | **–** | – |
| Other creditors | **14.2** | 36.4 | **–** | – |
| | **414.3** | 383.7 | **–** | – |

| | Group | | Company | |
|---|---|---|---|---|
| **Current** | 2007 £m | 2006 £m | 2007 £m | 2006 £m |
| Trade payables | **52.7** | 87.9 | **1.7** | – |
| Amounts owed to subsidiary undertakings | **–** | – | **455.5** | 512.5 |
| Amounts owed to related parties | **0.3** | 1.5 | **–** | – |
| Other tax and social security | **6.9** | 11.5 | **0.3** | – |
| Other creditors | **16.8** | 2.0 | **16.8** | 1.0 |
| Accruals and deferred income | **672.5** | 752.2 | **28.2** | 37.3 |
| | **749.2** | 855.1 | **502.5** | 550.8 |

The average credit period taken for trade purchases is 23 days for the group (2006: 45 days) and is 99 days (2006: 100 days) for the company.

## 22 Trade and other payables continued

The directors consider that the carrying amount of trade payables approximates to their fair value.

Included in accruals and deferred income in respect of 2006 are accruals for interest relating to borrowings accounted for under the fair value option, borrowings in hedge relationships and amortised cost borrowings. In 2007, the interest accruals in respect of borrowings accounted for under the fair value option have been included within the carrying value of the associated borrowings whilst the remaining interest accruals continue to be included in accruals and deferred income.

Deferred grants and contributions

| | 2007 £m | 2006 £m |
|---|---|---|
| At 1 April | **347.3** | 313.4 |
| Received in the year | **67.4** | 45.5 |
| Disposed of in the year | **(0.6)** | (0.2) |
| Credited to the income statement | **(14.0)** | (11.4) |
| At 31 March | **400.1** | 347.3 |

Deferred grants are those amounts received under government grant schemes. Deferred contributions are those amounts received from customers in respect of new connections to the network.

## 23 Shareholders' equity

| Group | Share capital £m | Share premium account £m | Revaluation reserve £m | Treasury shares £m | Cumulative exchange reserve £m | Retained earnings £m | Total £m |
|---|---|---|---|---|---|---|---|
| At 1 April 2005 | 716.2 | 1,038.7 | 158.8 | (0.3) | 3.7 | 222.5 | 2,139.6 |
| Profit for the year attributable to equity holders | – | – | – | – | – | 207.9 | 207.9 |
| Dividends | – | – | – | – | – | (344.2) | (344.2) |
| New share capital issued | 159.2 | 369.1 | – | – | – | – | 528.3 |
| Post employment benefits – actuarial gains on defined benefit schemes | – | – | – | – | – | 119.2 | 119.2 |
| Share-based compensation – charged to the income statement | – | – | – | – | – | 2.3 | 2.3 |
| Revaluation of investments | – | – | – | – | – | 14.6 | 14.6 |
| Exercise of share options | – | – | – | – | – | (0.5) | (0.5) |
| Fair value loss on cashflow hedges | – | – | – | – | – | (0.9) | (0.9) |
| Tax on items taken directly to equity | – | – | – | – | – | (35.6) | (35.6) |
| Exchange adjustments | – | – | – | – | (1.5) | – | (1.5) |
| At 31 March 2006 | 875.4 | 1,407.8 | 158.8 | (0.3) | 2.2 | 185.3 | 2,629.2 |
| Profit for the year attributable to equity holders | – | – | – | – | – | 433.5 | 433.5 |
| Dividends | – | – | – | – | – | (387.3) | (387.3) |
| New share capital issued | 4.4 | 14.1 | – | – | – | – | 18.5 |
| Post employment benefits – actuarial gains on defined benefit schemes | – | – | – | – | – | 46.5 | 46.5 |
| Share-based compensation – charged to the income statement | – | – | – | – | – | 3.9 | 3.9 |
| Revaluation of investments | – | – | – | – | – | 8.9 | 8.9 |
| Fair value gain on cashflow hedges | – | – | – | – | – | 2.8 | 2.8 |
| Tax on items taken directly to equity | – | – | – | – | – | (14.8) | (14.8) |
| Exchange adjustments | – | – | – | – | (6.4) | – | (6.4) |
| **At 31 March 2007** | **879.8** | **1,421.9** | **158.8** | **(0.3)** | **(4.2)** | **278.8** | **2,734.8** |

**23 Shareholders' equity** continued

| **Company** | Share capital £m | Share premium account £m | Treasury shares £m | Cumulative exchange reserve £m | Retained earnings £m | Total £m |
|---|---|---|---|---|---|---|
| At 1 April 2005 | 716.2 | 1,038.7 | (0.3) | 1.1 | 2,547.9 | 4,303.6 |
| Profit for the year attributable to equity holders | – | – | – | – | 315.0 | 315.0 |
| Dividends | – | – | – | – | (344.2) | (344.2) |
| New share capital issued | 159.2 | 369.1 | – | – | – | 528.3 |
| Post employment benefits – actuarial gains on defined benefit schemes | – | – | – | – | 5.2 | 5.2 |
| Share-based compensation – charged to the income statement | – | – | – | – | 0.9 | 0.9 |
| Tax on items taken directly to equity | – | – | – | – | (1.6) | (1.6) |
| Exchange adjustments | – | – | – | 4.1 | – | 4.1 |
| At 31 March 2006 | 875.4 | 1,407.8 | (0.3) | 5.2 | 2,523.2 | 4,811.3 |
| Loss for the year attributable to equity holders | – | – | – | – | (106.7) | (106.7) |
| Dividends | – | – | – | – | (387.3) | (387.3) |
| New share capital issued | 4.4 | 14.1 | – | – | – | 18.5 |
| Post employment benefits – actuarial losses on defined benefit schemes | – | – | – | – | (21.4) | (21.4) |
| Share-based compensation – charged to the income statement | – | – | – | – | 3.9 | 3.9 |
| Tax on items taken directly to equity | – | – | – | – | 6.4 | 6.4 |
| Exchange adjustments | – | – | – | (6.9) | – | (6.9) |
| **At 31 March 2007** | **879.8** | **1,421.9** | **(0.3)** | **(1.7)** | **2,018.1** | **4,317.8** |

The authorised ordinary share capital of the company was 1,119,000,000 ordinary shares of £1 each at 31 March 2007 (2006: 1,119,000,000). The allotted and fully paid ordinary share capital of the company at 31 March 2007 was 879,812,392 ordinary shares (2006: 875,422,577).

4,389,815 (2006: 4,563,203) ordinary shares were allotted during the year ended 31 March 2007 for the exercise of options in accordance with the rules of the employee ShareSave schemes and the executive share option scheme for a total consideration of £18.5 million (2006: £20.2 million). The five-for-nine rights issue, structured so that the proceeds were received in two stages, was approved at the Extraordinary General Meeting (EGM) of shareholders on 26 August 2003. The first tranche of the proceeds, received during September 2003, raised £501.2 million (net of costs) from the issuing of 309,286,997 A shares. The second tranche of proceeds received in June 2005 raised £508.1 million (net of costs) reflecting the subscription of 309,286,997 further A shares.

In July 2005, all A shares were consolidated and reclassified as ordinary shares on the basis of one ordinary share for two A shares. The company therefore now has one class of ordinary shares which carry no rights to fixed dividends.

As permitted by section 230(4) of the Companies Act 1985, the company has not presented its own income statement. The amount of group loss for the financial year dealt with in the company's income statement is £106.7 million (2006: £315.0 million profit) after accounting for dividends received from subsidiary undertakings of £48.1 million (2006: £323.6 million) and a loss on the disposal of the Vertex business of £100.4 million (2006: £nil).

The revaluation reserve represents the uplift to deemed cost of the group's water and wastewater infrastructure assets on transition to IFRS, net of taxation.

## 24 Acquisition of subsidiary undertakings

The group made no material acquisitions during the year ended 31 March 2007.

On 12 May 2005, the group acquired 100 per cent of the issued share capital of Vertex Financial Services Holdings Limited (formerly Marlborough Stirling Group plc) for cash consideration of £97.3 million including attributable costs.

On 30 March 2006, the group and company acquired 100 per cent of the issued share capital of 1st Software Group Limited for initial cash consideration of £25.3 million and deferred contingent consideration of up to £13.5 million. On 26 March 2007, on disposal of the Vertex business, the liability for the deferred contingent consideration was assumed by United Utilities PLC.

The transactions have been accounted for by the purchase method of accounting. The net assets acquired in the transactions, and the goodwill arising, are as follows:

| | Vertex Financial Services Holdings Limited | | | 1st Software Group Limited | | |
|---|---|---|---|---|---|---|
| | Book value £m | Fair value adjustments £m | Fair value £m | Book value £m | Fair value adjustments £m | Fair value £m |
| Property, plant and equipment | 16.8 | (12.3) | 4.5 | 0.2 | (0.1) | 0.1 |
| Other intangible assets | – | 77.0 | 77.0 | – | 22.1 | 22.1 |
| Trade and other receivables | 18.1 | – | 18.1 | 0.5 | – | 0.5 |
| Cash and cash equivalents | 20.8 | – | 20.8 | 1.9 | – | 1.9 |
| Trade and other payables | (32.6) | – | (32.6) | (7.2) | – | (7.2) |
| Provisions | (3.9) | (34.3) | (38.2) | – | (1.6) | (1.6) |
| Deferred tax assets | 3.1 | 4.0 | 7.1 | – | – | – |
| Deferred tax liabilities | – | (9.0) | (9.0) | – | (6.1) | (6.1) |
| | 22.3 | 25.4 | 47.7 | (4.6) | 14.3 | 9.7 |
| Goodwill | | | 49.6 | | | 25.0 |
| Total consideration satisfied by cash and contingent consideration | | | 97.3 | | | 34.7 |
| Net cashflows arising on acquisition: | | | | | | |
| Cash consideration | | | (95.3) | | | (32.9) |
| Attributable costs | | | (2.0) | | | (1.8) |
| | | | (97.3) | | | (34.7) |
| Cash and cash equivalents acquired | | | 20.8 | | | 1.9 |
| Contingent consideration less amounts receivable | | | – | | | 7.5 |
| | | | (76.5) | | | (25.3) |

The goodwill arising on the acquisitions represents the excess of consideration over the fair value of the net assets and liabilities acquired.

In addition to the cashflows above, £0.6 million deferred consideration was paid during the year ended 31 March 2006 in relation to the acquisition of First Revenue Assurance LLC on 31 March 2004.

The activities of Vertex Financial Services Holdings Limited, 1st Software Group Limited and First Revenue Assurance LLC have been classified within discontinued operations as they are included in the disposal of Vertex as at 26 March 2007 (see note 7).

**25 Operating lease commitments**

| Group | 2007 Property £m | 2007 Plant and equipment £m | 2006 Property £m | 2006 Plant and equipment £m |
|---|---|---|---|---|
| **Commitments under non-cancellable operating leases due:** | | | | |
| Within one year | **3.8** | **1.7** | 0.1 | 0.1 |
| In the second to fifth years inclusive | **12.3** | **2.0** | 12.2 | 0.8 |
| After five years | **180.3** | **–** | 233.4 | 2.8 |
| | **196.4** | **3.7** | 245.7 | 3.7 |

In respect of the group's commitment to significant property leases, there are no contingent rentals payable, or restrictions on dividends, debt or further leasing imposed by these lease arrangements. The group has the right to renew such leases and escalation of rents is via rent reviews over a minimum five-year period.

**26 Share-based payments**

The company operates several share option schemes. Options are exercisable at a price equal to the average quoted market price of the company's shares on the date of grant. Options are forfeited if the employee leaves the group through resignation or dismissal before the options vest.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the date of grant of equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of shares that will eventually vest.

Fair value is measured by use of both simulation and binomial models according to the relevant measures of performance. The models include adjustments, based on management's best estimate, for the effects of exercise restrictions, behavioural considerations and expected dividend payments. The option life is derived by the models based on these assumptions and other assumptions identified below.

The total expense included within operating profit from continuing operations in respect of share-based payments was £4.0 million (2006: £2.6 million).

The United Utilities Employee Share Trust was established by a trust deed executed on 21 August 1996. The Trustees hold the trust fund for the benefit of the beneficiaries (being employees or former employees of the group's companies and their relatives) to the extent determined by the rules of the share schemes. As at 31 March 2007, the Trust held 53,601 (2006: 52,500) shares on trust and these shares will be used to satisfy awards payable under the group's performance share plan. All dividends payable on the shares during the current and prior years were waived.

Further details of the different types of share-based payments are as follows:

***Continuing operations***

Company share option scheme 1999
The company share option scheme 1999 is for senior executives (excluding, with effect from the introduction of the group's long-term incentive plan, executive directors and other executives participating in that plan and its successor, the performance share plan).

Options under the company share option scheme 1999 are exercisable in a period beginning no earlier than three years (five years for discounted options under the former executive share option scheme, which are no longer granted) and ending no later than ten years from the date of grant.

Employee ShareSave scheme
The employee ShareSave scheme is available to all eligible employees and is based on SAYE savings contracts with options exercisable within a six-month period from the conclusion of a three or five-year period as appropriate from the date of grant. Under the terms and conditions of this scheme, for every month (up to no more than six months) an employee fails to contribute the agreed monthly amount determined under the rules of the scheme the last date exercisable will be delayed by one month.

Performance share plan
The performance share plan (PSP) is for senior executives of the group. Options under the performance share plan are exercisable no earlier than three years from the 31 March preceding the grant and have an exercise period of three months. PSP awards are subject to a total shareholder return (TSR) performance condition (a market-based measure of performance).

Cash-settled share-based payments
The group issued to certain employees share appreciation rights (SARs) that require the group to pay the intrinsic value of the SAR to the employee at the date of exercise. At 31 March 2007, the group has recorded liabilities of £0.4 million (2006: £0.3 million) in respect of SARs. The fair value of the SARs is determined using the Black-Scholes pricing model using the assumptions detailed below. The group recorded total expenses of £0.1 million (2006: £0.3 million) during the year in respect of SARs. At 31 March 2007, the total intrinsic value of the vested SARs was £nil (2006: £nil).

Other share-based payment plan
The main all-employee scheme is the Inland Revenue approved share incentive plan, 'ShareBuy'. This is a flexible way for employees to acquire shares in the company by buying 'partnership' shares up to the lower of £1,500 or ten per cent of taxable pay each year. The funds are deducted from pre-tax pay and passed to an independent trustee who makes a monthly purchase of shares at full market price. Employees can reinvest the dividends on partnership shares to buy more shares under the plan. In 2004, the group introduced 'matching' shares. It gives one free share for every five partnership shares bought. The shares need to be held in trust for a five-year term in order to retain the maximum tax advantages.

## 26 Share-based payments continued

### *Discontinued operations*

Vertex performance share plan (Vertex PSP)

The Vertex PSP is for senior executives of the group. Options under the Vertex PSP are exercisable no earlier than three years from the 31 March preceding the grant and have an exercise period of three months. Vertex PSP awards are subject to both a TSR performance condition (a market-based measure of performance) and earnings before interest, taxation and amortisation (EBITA) and return on capital employed (ROCE) performance conditions (non-market based measures of performance).

The Vertex PSP scheme has been discontinued in line with the disposal of Vertex on 26 March 2007 (see note 7). Accordingly, all Vertex PSP options will vest no later than 31 March 2009 and the remaining charge is considered to be inconsequential.

For those share option awards and SARs granted in the year ended 31 March 2007 and 31 March 2006, the assumptions used in the calculation of the fair values were as follows:

| 2007 | Cash-settled share-based payments | Performance share plan | Vertex performance share plan |
|---|---|---|---|
| Weighted average exercise price (£ per share) | – | – | – |
| Vesting period (years) | 3.0 | 3.0 | 3.0 |
| Expected volatility (per cent) | 14.2 | 14.2 | 14.3 |
| Expected option life after adjustment for anticipated forfeiture (years) | 2.7 | 2.7 | 2.7 |
| Risk free rate (per cent) | 4.84 | 4.85 | 4.85 |
| Expected dividend yield (per cent) | – | – | – |
| Fair value (£ per share) | 7.55 | 1.77 | 4.36 |

| 2006 | Cash-settled share-based payments | Performance share plan | Vertex performance share plan |
|---|---|---|---|
| Weighted average exercise price (£ per share) | – | – | – |
| Vesting period (years) | 3.0 | 3.0 | 3.0 |
| Expected volatility (per cent) | 14.0 | 17.6 | 18.7 |
| Expected option life after adjustment for anticipated forfeiture (years) | 1.8 | 2.8 | 2.8 |
| Risk free rate (per cent) | 4.38 | 4.12 | 4.25 |
| Expected dividend yield (per cent) | 6.34 | 8.57 | 7.37 |
| Fair value (£ per share) | 6.24 | 1.99 | 7.14 |

The rules of the cash-settled share-based payment plan, PSP and Vertex PSP were amended in the year ended 31 March 2007 to include dividend reinvestment.

The expected volatility is based on the historical volatility of the company's share price over the expected life of the option. The movement in total outstanding options in respect of the awards identified above is provided below:

| | | | | | | Continuing operations | | Discontinued operations | |
|---|---|---|---|---|---|---|---|---|---|
| | Company share option scheme 1999 | | Employee ShareSave scheme | | Performance share plan | | Cash-settled share-based payments | Vertex performance share plan | |
| | Number of options | Weighted average exercise price (£) | Number of options | Weighted average exercise price (£) | Number of options | Weighted average exercise price (£) | Number of SARs | Number of options | Weighted average exercise price (£) |
| Outstanding at 1 April 2005 | 755,027 | 5.44 | 4,075,497 | 4.09 | 2,683,242 | – | 66,008 | 457,431 | – |
| Granted | – | – | – | – | 1,227,911 | – | 80,632 | 551,991 | – |
| Forfeited | – | – | (284,292) | 4.06 | (280,467) | – | (19,233) | (95,726) | – |
| Exercised | (313,478) | 5.44 | (968,228) | 4.20 | – | – | – | – | – |
| Expired | (20,596) | 5.44 | (12,106) | 4.06 | – | – | – | – | – |
| Outstanding at 31 March 2006 | 420,953 | 5.44 | 2,810,871 | 4.05 | 3,630,686 | – | 127,407 | 913,696 | – |
| Granted | – | – | – | – | 853,094 | – | 59,073 | 463,010 | – |
| Forfeited | – | – | (114,952) | 4.06 | (317,408) | – | (34,630) | (483,003) | – |
| Exercised | (131,183) | 5.44 | (1,696,035) | 3.98 | (566,620) | – | – | – | – |
| Expired | (52,698) | 5.44 | (30,852) | 4.15 | (816,274) | – | (4,332) | – | – |
| **Outstanding at 31 March 2007** | **237,072** | **5.44** | **969,032** | **4.19** | **2,783,478** | **–** | **147,518** | **893,703** | **–** |
| **Range of prices** | | | | | | | | | |
| **31 March 2007** | | **5.44** | | **3.96-4.23** | | **–** | | | **–** |
| 31 March 2006 | | 5.44 | | 3.96-4.23 | | – | | | – |
| **Contractual remaining life** | | | | | | | | | |
| **31 March 2007** | | **5.7 years** | | **1.4 years** | | **2.3 years** | **2.3 years** | | **2.3 years** |
| 31 March 2006 | | 6.7 years | | 2.4 years | | 2.3 years | 2.3 years | | 2.3 years |

None of the share options identified above as outstanding at 31 March 2007 had vested at that date.

**26 Share-based payments** continued

Options outstanding at 31 March under the share option schemes which are outside the scope of IFRS 2 'Share-based Payment', together with their exercise prices and dates, were:

| | 2007 | 2006 | Exercise price pence | Normal dates of exercise |
|---|---|---|---|---|
| Employee ShareSave scheme | – | 50,575 | 481.2[1] | 2004 or 2006 |
| | **74,166** | 901,517 | 432.3[1] | 2005 or 2007 |
| Executive share option scheme | – | 27,475 | 470.8[2] | 1999 to 2006 |
| | – | 72,543 | 543.0[2] | 2000 to 2007 |
| | **46,965** | 63,097 | 546.4[2] | 2000 to 2007 |
| | **151,364** | 237,588 | 664.5[2] | 2000 to 2007 |
| | **103,083** | 111,178 | 766.0[2] | 2001 to 2008 |
| | **147,123** | 170,825 | 750.5[2] | 2001 to 2008 |
| | **324,683** | 553,261 | 664.0[2] | 2002 to 2009 |
| Company share option scheme 1999 | **69,247** | 91,100 | 532.2[2] | 2002 to 2009 |
| | **261,989** | 423,842 | 587.9[2] | 2003 to 2010 |
| | **128,446** | 190,543 | 575.8[2] | 2003 to 2010 |
| | **262,755** | 402,966 | 563.7[2] | 2004 to 2011 |
| | **163,313** | 206,056 | 509.3[2] | 2005 to 2012 |
| | **438,894** | 714,913 | 528.3[2] | 2005 to 2012 |
| | **2,172,028** | 4,217,479 | | |

Notes:

(1) The exercise price represents 80 per cent of the market price at the date the option was granted.

(2) The exercise price equalled the market price at the date the option was granted.

**27 Related party transactions**

Group

Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Trading transactions

The following transactions were carried out with the group's associate and joint ventures:

| | Sales of services | | Purchases of goods and services | |
|---|---|---|---|---|
| | **2007 £m** | 2006 £m | **2007 £m** | 2006 £m |
| Joint ventures | **95.3** | 80.3 | **3.0** | 28.1 |
| Associate | **10.2** | 1.0 | **6.2** | 0.5 |

| | Amounts owed by related parties | | Amounts owed to related parties | |
|---|---|---|---|---|
| | **2007 £m** | 2006 £m | **2007 £m** | 2006 £m |
| Joint ventures | **10.6** | 21.7 | – | 3.5 |
| Associate | **1.3** | 0.8 | **0.3** | 1.5 |

Sales of services to related parties were on the group's normal trading terms.

The amounts outstanding are unsecured and will be settled in accordance with normal credit terms. No guarantees have been given or received. A £0.1 million provision has been made for doubtful debts in respect of the amounts owed by related parties (2006: £nil).

Company

The parent company receives dividend and interest income from, and recharges certain costs to, subsidiary undertakings in the normal course of business.

Total income received during the year amounted to £52.8 million (2006: £341.1 million) and total recharges were £28.2 million (2006: £12.1 million). Amounts outstanding at 31 March 2007 and at 31 March 2006 between the parent company and subsidiary undertakings are provided in notes 15 and 22.

In addition, the parent company also recharges certain costs to its associate in the normal course of business. Total recharges were £8.6 million (2006: £nil) during the year. There were no amounts outstanding between the parent company and its associate at 31 March 2007 or 2006.

Related party receivables and payables are not secured and no guarantees were issued in respect thereof. Balances will be settled in accordance with normal credit terms. No provisions have been made for doubtful debts in respect of the amounts owed by related parties.

The directors and key management of the company are the same as for the group. Information on the remuneration of directors and key management personnel can be found in note 2.

## 28 Cash generated from/(used in) operations

| | Group 2007 £m | Group 2006 £m | Company 2007 £m | Company 2006 £m |
|---|---|---|---|---|
| *Continuing operations* | | | | |
| Profit/(loss) before taxation | **676.0** | 445.1 | **(132.6)** | 44.5 |
| Adjustment for investment income and finance expense | **170.2** | 284.4 | **64.8** | (38.1) |
| Adjustment for share of results of associated company | **(18.7)** | – | **–** | – |
| Operating profit/(loss) | **827.5** | 729.5 | **(67.8)** | 6.4 |
| Adjustments for: | | | | |
| Depreciation of property, plant and equipment | **277.5** | 248.6 | **0.2** | – |
| Amortisation of intangible assets | **11.0** | 34.2 | **–** | – |
| Profit on disposal of property, plant and equipment | **(5.8)** | (4.7) | **–** | – |
| Loss on disposal of subsidiaries | **–** | – | **100.4** | – |
| Changes in working capital: | | | | |
| Decrease in inventories | **3.9** | 8.7 | **–** | – |
| (Increase)/decrease in trade and other receivables | **(75.6)** | (166.2) | **78.6** | (7.2) |
| (Decrease)/increase in provisions and payables | **(2.7)** | 147.1 | **(49.2)** | (24.5) |
| Cash generated from/(used in) continuing operations | **1,035.8** | 997.2 | **62.2** | (25.3) |

| | 2007 £m | 2006 £m |
|---|---|---|
| *Discontinued operations* | | |
| Profit/(loss) from operations | **19.2** | (23.4) |
| Adjustment to value (see note 7) | **–** | (147.7) |
| Profit/(loss) before taxation | **19.2** | (171.1) |
| Adjustment for investment income and finance expense | **(4.2)** | 12.5 |
| Operating profit/(loss) | **15.0** | (158.6) |
| Adjustments for: | | |
| Depreciation of property, plant and equipment and adjustment to value | **4.3** | 135.0 |
| Amortisation of intangible assets and adjustment to value | **9.9** | 68.3 |
| Profit on disposal of property, plant and equipment | **–** | (0.1) |
| Changes in working capital: | | |
| Decrease in inventories | **–** | 0.2 |
| Decrease in trade and other receivables | **70.3** | 23.2 |
| Decrease in payables | **(68.8)** | (72.7) |
| Interest paid | **(0.1)** | – |
| Interest received and similar income | **0.3** | 0.9 |
| Tax paid | **(2.5)** | (0.7) |
| Cash generated from/(used in) operating activities – discontinued operations | **28.4** | (4.5) |

Non-cash transactions
During the period, the retained pension balances (£26.8 million) in respect of businesses disposed have been transferred to the company's share of the defined benefit pension schemes (see note 19).

There were no material non-cash transactions during the year affecting the group.

As described in note 7, on 26 February 2006 the group disposed of its interest in the Your Communications' business. The total fair value of consideration of £68.1 million was satisfied by the issue of ordinary shares and contingent share options.

Disposal of subsidiary
The company cashflow statement includes additional proceeds in relation to the intra-group disposal of 1st Software Group Limited of £21.2 million.

## 29 Contingent liabilities

The company guaranteed loans of group undertakings up to a maximum amount of £703.7 million (2006: £519.5 million), including £613.7 million (2006: £429.5 million) relating to United Utilities Water PLC's loans from European Investment Bank and £90.0 million (2006: £90.0 million) relating to United Utilities Electricity PLC's loans from European Investment Bank.

The company has entered into performance guarantees as at 31 March 2007, where a financial limit has been specified of £134.1 million (2006: £124.3 million).

**30 Events after the balance sheet date**

On 4 June 2007, the board took the decision to initiate a sale process for the group's electricity distribution assets. This is as a result of the board's view that shareholders' interests are best served by the group focusing its capital on the much larger water asset base, which offers significantly more growth potential than the electricity assets. The group intends to retain the operation of its electricity distribution assets, going forward, consistent with its strategy of focusing on core skills.

As there is an expectation that a transaction will qualify for recognition as a completed sale within one year, United Utilities' electricity distribution assets meet the definition of a disposal group in accordance with IFRS 5 'Non-current Assets held for Sale and Discontinued Operations' as at 4 June 2007.

The net asset value of the group's electricity distribution assets included within the United Utilities North West segment as at 31 March 2007 was £640.1 million.

# Useful information for shareholders



Key events for shareholders

The company is holding its 2007 annual general meeting on Friday 27 July 2007 at the Bridgewater Hall, Manchester, England. The meeting will start at 11.00 a.m. The notice calling the meeting and a full explanation of the resolutions to be proposed at the meeting are set out in the leaflet sent to shareholders with this report.

During the next year, the company will:

- pay the 2007 final dividend on 24 August 2007;
- announce the half-year results on 29 November 2007 (provisional);
- pay the 2007 interim dividend in February 2008;
- announce the preliminary full-year results in May or June 2008;
- publish the combined annual report and accounts, the stakeholder report and summary financial statement in June 2008; and
- hold the annual general meeting in July 2008.

Keeping you in the picture

You can find more information about United Utilities quickly and easily on the United Utilities' website. In addition to the annual report and accounts, the stakeholder report and other reports, company announcements are also published on the website, including the interim and preliminary results announcements and associated presentations. **www.unitedutilities.com/corporatereports**

In addition to these reports, the group also publishes in printed form a wide range of reports, leaflets and factsheets about various aspects of its business. You can get more information about them from Gaynor Kenyon, group director of communications, at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP (telephone: +44 (0) 1925 237000; email: gaynor.kenyon@uuplc.co.uk).

Copies of the separate regulatory accounts for the year ended 31 March 2007 for the licensed water and electricity businesses, which are required to be given to the water and energy regulators, are available free of charge. If you would like copies please contact Jonathan Williams in general counsel on +44 (0) 1925 237000, or alternatively they are available on the website.

Enquiring about your shareholding

If you want to ask about your shareholding, or need any information, please contact the company's registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (telephone: +44 (0) 870 600 3971 or textphone for shareholders with hearing difficulties: +44 (0) 870 600 3950).

The registrar's website allows shareholders with internet access to view details of their shareholdings and dividends, to vote at general meetings and to register to receive communications electronically. You can use the tools on the website to value your portfolio by reference to a recent market price and, if you wish, sell your shares online. To register with Shareview go to **www.shareview.co.uk**, click on 'Create a portfolio' and follow the on-screen registration process using the eight-digit account number on the enclosed proxy form.

If you have received more than one copy of this document, you may have more than one account in your name on the register of members. To merge your holdings, please write to Lloyds TSB Registrars at the above address, giving details of the accounts concerned and how you want them to be merged.

Paying your dividends direct to your account

The registrars pay dividends direct to a shareholder's bank or building society account through the BACS (Bankers' Automated Clearing Service) system. If you have not already arranged for your dividends to be paid direct to your bank or building society account and you want to do so, please contact the company's registrar at the address above.

Dealing in United Utilities' shares cost-effectively

You can now buy or sell our ordinary shares using Lloyds TSB Registrars' low cost share dealing service (telephone: +44 (0) 870 850 0852) or deal online. **www.shareview.co.uk/dealing**

Holding your shares tax-efficiently

The United Utilities' single company ISA (a Maxi or Mini shares-only individual savings account), managed by Lloyds TSB Registrars, offers a tax-efficient way of holding United Utilities' shares. To get more information, please ring +44 (0) 870 24 24 244 stating that you are a United Utilities shareholder.

Donating shares to the ShareGift scheme

Many shareholders can find themselves owning parcels of shares so small that it would cost more to sell them than they are worth. The ShareGift scheme, a registered charity administered by The Orr Mackintosh Foundation, allows you to donate shares to the Foundation which aggregates them, sells them when possible and donates the proceeds to a growing list of charities. If you would like further information, write to The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN (telephone: +44 (0) 20 7337 0501), or visit the scheme's website. **www.sharegift.org**

United Utilities' shares are currently listed on the New York Stock Exchange in the form of American depositary shares (ADS), evidenced by American depositary receipts (ADR), and trade under the symbol UU. Each ADS represents two shares. With effect from 25th June 2007, the United Utilities ADRs will move to be traded over-the-counter ('OTC') and will be allocated a new five character ticker symbol accordingly. JPMorgan Chase Bank, N.A. is the depositary and its address for enquiries is JPMorgan Chase Bank, N.A., JPMorgan Service Center, PO Box 3408, South Hackensack, NJ 07606 3408. Telephone: (800) 990 1135 (US toll free) or outside the US, +1 (201) 680 6630 or visit the website. **www.adr.com/shareholder**

On 30 May 2007, following the recent approval of regulatory rule changes in the United States, the company announced its intention to pursue a delisting from the NYSE and deregistration under the United States Securities Exchange Act of 1934.

Avoiding unsolicited mail

The company is legally obliged to make its register of members available to other organisations and, because of this, you may receive mail you have not asked for. If you want to limit the amount of personally addressed unsolicited mail you receive, and you have a UK registered address, please write to the Mailing Preference Service, MPS Freepost LON20771, London W1E 0ZT, or register by telephoning +44 (0) 845 703 4599 or online. **www.mpsonline.org.uk**

If you have any further questions about your dividend or shareholding, please call the helpline on +44 (0) 870 600 3971 or visit the website. **www.unitedutilities.com**

In this report, references to 'company' or 'United Utilities' are to United Utilities PLC, either alone or together with its consolidated subsidiaries, as the context requires. References to 'group' are to United Utilities PLC together with its consolidated subsidiaries. References to 'UUE' and to 'United Utilities Electricity' are to United Utilities Electricity PLC, to 'Contract Solutions' and to 'United Utilities Contract Solutions' are to United Utilities Contract Solutions Holdings Limited and subsidiaries, to 'United Utilities Industrial' are to United Utilities Industrial Limited and subsidiaries, to 'United Utilities Networks' are to United Utilities Networks Limited, to 'UUNW' and to 'United Utilities North West' are to United Utilities North West PLC and to the asset management activities of the wastewate, water and electricity network assets owned by United Utilities Water and United Utilities Electricity, to 'UUW' and to 'United Utilities Water' are to United Utilities Water PLC, to 'United Utilities Property' are to United Utilities Property Solutions Limited, which are all wholly owned subsidiaries of the company. References to 'Your Communications' are to Your Communications Group Limited and its subsidiaries which were sold to THUS Group PLC on 26 February 2006. References to 'Vertex' are to Vertex Data Science Limited and its subsidiaries which were sold to VTX Bidco Limited on 26 March 2007.

References are also made to specific terms which bear the following meanings:

- 'Megawatt' (MW) – a megawatt is a unit of power equal to one million watts.
- 'Gigawatt' (GW) – a gigawatt is a unit of power equal to one billion (one thousand million) watts.
- 'Gigawatt-hour' (GWh) – one gigawatt-hour represents one hour of electricity consumption at a constant rate of 1GW.
- 'Kilowatt' (kW) – a kilowatt is a unit of power equal to one thousand watts.
- 'Kilovolt' (kV) – a kilovolt is a unit of electrical potential equal to one thousand volts.
- 'Megalitre' (Ml) – one megalitre equals one million litres.

The company's registered office is located at Haweswater House, Lingley Mere Business Park, Lingley Green Avenue, Great Sankey, Warrington, WA5 3LP, England and its telephone number is +44 (0)1925 237000. The company is registered in England number 2366616. The website address is www.unitedutilities.com.

The company's financial year ends on 31 March of each year. Unless the context otherwise requires, references in this report to 'financial year' or to a particular year (e.g. 2006/07) are to the 12 months ended on 31 March of that year.

Within this report we have worked to reduce our impact on the environment and have offset emissions that cannot be eliminated.

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United Utilities PLC
Haweswater House
Lingley Mere Business Park
Lingley Green Avenue
Great Sankey
Warrington WA5 3LP
Telephone +44 (0)1925 237000
Facsimile +44 (0)1925 237073

Registered in England and Wales
Registered number 2366616

www.unitedutilities.com

END